8/18

06017280

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Experian Group Limited

*CURRENT ADDRESS Park House
North Circular Road
Dublin 7, Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

FILE NO. 82- 35022 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒
12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐
DEF 14A (PROXY) ☐

OICF/BY: [illegible]
DAT : 10/4/06

082-35022

GUS

AR/S
8-31-06

Proposed Separation of ARG and Experian and Notices of Shareholder Meetings

PLEASE READ THIS DOCUMENT IT CONTAINS IMPORTANT INFORMATION

GUS plc

26 July 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Part III: "Explanatory Statement" of this document comprises an explanatory statement in compliance with section 426 of the Companies Act 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser who, if you are taking advice in the UK, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your GUS Shares, you should send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or transferred part of your holding of GUS Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document in jurisdictions other than the UK may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the document or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

GUS

(GUS plc incorporated and registered in England and Wales under the Companies Acts 1908 and 1913 with registered no. 146575)

Recommended proposals for the separation of ARG and Experian (by means of a scheme of arrangement under section 425 of the Companies Act 1985)

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of GUS which is set out on pages 10 to 19 of this document, which contains the unanimous recommendation of the Directors that you vote in favour of the resolutions to be proposed at the Shareholder Meetings convened by the notices set out in this document. A letter from Merrill Lynch and UBS explaining the Scheme appears in Part III: "Explanatory Statement" of this document.

Your attention is also drawn to Part II: "Risk Factors" of this document, which sets out and describes certain risks that GUS Shareholders should consider carefully when deciding whether or not to vote in favour of the resolutions to be proposed at the Shareholder Meetings convened by the notices set out in this document.

Notices of the Court Meeting and the Extraordinary General Meeting, both of which will be held at the Millennium Hotel, Grosvenor Square, London W1K 2HP on 29 August 2006, are set out at the end of this document. The Court Meeting will start at 10.30 a.m. and the Extraordinary General Meeting at 10.45 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

Shareholders will find enclosed with this document a Blue Form of Proxy for use in connection with the Court Meeting and a White Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to attend the Shareholder Meetings in person, please complete and sign both of the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to the Company's Registrars, Lloyd's TSB Registrars as described in the notes attached to the Forms of Proxy or by hand (during normal business hours only) or by post to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6AS as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the relevant Shareholder Meeting. If the Blue Form of Proxy for the Court Meeting is not returned by the above time, it may be handed to the Chairman of the Court Meeting before the start of that Meeting. However, in the case of the Extraordinary General Meeting, unless the White Form of Proxy is returned by the above time, it will be invalid.

If you hold GUS Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars so that it is received no later than 10.30 a.m. (for the Court Meeting) and 10.45 a.m. (for the Extraordinary General Meeting) on 27 August 2006. Electronic Proxy Appointments are also available for the Shareholder Meetings. This facility enables GUS Shareholders to lodge their proxy appointment by electronic means on a website provided by Lloyds TSB Registrars via www.sharevote.co.uk. Further details are set out in the notes to the Notices of Meetings at the end of this document.

The return of a completed Form of Proxy, Electronic Proxy Appointment or CREST Proxy Instruction will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you so wish and are so entitled.

If you hold GUS ADRs you will receive an ADR Voting Instruction Card from the Depositary which will enable you to vote in respect of the matters to be considered at the Extraordinary General Meeting and the Court Meeting. You should read paragraph 13 of Part III: "Explanatory Statement" of this document for further details of how you may attend and vote in person at either the Court Meeting or the Extraordinary General Meeting, and how the Demerger will affect you.

Merrill Lynch and UBS are acting as financial advisers to GUS and as Sponsors to Experian and ARG and for no-one else in connection with the Proposals and will not be responsible to anyone other than GUS, Experian and ARG for providing the protections afforded to clients of Merrill Lynch and UBS nor for providing advice in relation to the Proposals, or the contents of this document.

The Experian Shares and the ARG Shares may not be offered or sold in the United States absent registration under the US Securities Act or an exemption therefrom. If the Experian Shares or the ARG Shares are issued to GUS Shareholders pursuant to the Demerger, they will be issued in reliance upon an exemption from the registration requirements of the US Securities Act afforded by section 3(a)(10) thereof and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States. GUS Shareholders who are affiliates of ARG, Experian or GUS prior to the Effective Date will be subject to certain US transfer restrictions relating to the Experian Shares and the ARG Shares received pursuant to the Demerger.

The Experian Shares and the ARG Shares have not been approved or disapproved by the SEC or any United States state securities commission, nor has the SEC or any United States state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

This document is not an offer of Experian Shares for sale (or invitation to acquire Experian Shares) in any jurisdiction.

Cautionary note regarding forward-looking statements

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

This document contains statements about GUS, Experian and ARG that are or may be forward-looking statements. All statements other than statements of historical facts included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; and (ii) business and management strategies and the expansion and growth of the operations of GUS, Experian and/or ARG.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GUS. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to GUS, Experian Group or ARG Holdings or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included in this document are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and none of GUS, Experian Group or ARG Holdings undertakes any obligation to update publicly or revise any forward-looking statements, save as required by law or regulation.

GUS

Contents

Section 5: Miscellaneous

Section 1: General

Expected Timetable of Principal Events

Event	Time and Date (2006)
Payment date for final GUS dividend	4 August
Latest time and date for receipt by the Registrars of Blue Forms of Proxy for the Court Meeting(1)	10.30 a.m. on 27 August
Latest time and date for receipt by the Registrars of White Forms of Proxy for the Extraordinary General Meeting	10.45 a.m. on 27 August
Voting Record Time for the Court Meeting(2)	6.00 p.m. on 27 August
Voting Record Time for the Extraordinary General Meeting(2)	6.00 p.m. on 27 August
Court Meeting	10.30 a.m. on 29 August
Extraordinary General Meeting(3)	10.45 a.m. on 29 August
Publication of ARG Prospectus and Experian Prospectus	14 September
Court hearing of petition to sanction the Scheme	4 October
Court hearing of petition to confirm GUS Reduction of Capital(4)	6 October
Last day of dealings in GUS Shares(4)	6 October
Scheme Record Time(4)	4.30 p.m. on 6 October
Suspension of listing of, and dealings in, GUS Shares(4)(5)	4.30 p.m. on 6 October
Scheme becomes effective and Experian Group becomes the ultimate holding company of the Group(4)	shortly after 4.30 p.m. on 6 October
Jersey Court hearing of the petition to confirm the Experian Reduction of Capital to effect the Demerger(4)	9 October
Experian Reduction of Capital becomes effective and the Demerger is completed(4)	10 October
Issue of Experian Shares pursuant to Experian Offer	11 October
Admission and trading in Experian Shares and ARG Shares commences on the London Stock Exchange(6)	8.00 a.m. on 11 October
Crediting of Experian Shares and ARG Shares to CREST accounts(6)	8.00 a.m. on 11 October
Court hearing of the petition to confirm the ARG Reduction of Capital	11 October
ARG Reduction of Capital becomes effective	12 October
Despatch of certificates for Experian Shares and ARG Shares	By 20 October

All times shown in this document are London times unless otherwise stated. The dates and times given are based on GUS' current expectations and may be subject to change. If any of the times and/or dates above change, the revised times and/or dates will be notified to GUS Shareholders by announcement through the Regulatory News Service of the London Stock Exchange.

(1) Blue Forms of Proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting at that meeting.

(2) If either the Court Meeting or the Extraordinary General Meeting is adjourned, the Voting Record Time for the adjourned meeting(s) will be 6.00 p.m. on the day which is two days before the date of the adjourned meeting(s).

(3) To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.

(4) These dates are indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme.

(5) When issued dealings in ARG Shares and Experian Shares commence at 8.00 a.m. on 9 October until Admission. If the Demerger does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

(6) These dates will depend, among other things, on the date on which the Scheme becomes effective, the date on which the Jersey Court confirms the Experian Reduction of Capital and when the order of the Jersey Court approving the Experian Reduction of Capital is registered by the Jersey Registrar of Companies.

Shareholder Helpline

Any GUS Shareholder requiring assistance in understanding the matters raised in this document may telephone the GUS Shareholder Helpline on freephone 0800 389 0306 if you are calling from the UK, open from 8.30 a.m. to 5.30 p.m. on Monday to Friday (UK time) (+44 1903 276342 if you are calling from outside the UK). The Shareholder Helpline will be available until 17 November 2006. For legal reasons this helpline will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice, for which you will need to consult your own legal, financial or taxation adviser.

Presentation of Statistical Data and Other Information

Statistical data

This document includes market share and industry data and forecasts that were obtained by the Group from industry publications and surveys and internal company surveys. For the purposes of Part VI: "ARG Business Overview" of this document, Verdict, GfK, NPD, EDR and Mintel were the primary sources for third party industry data and forecasts. For the purposes of Part X: "Experian Business Overview" of this document primary sources for third party industry data and forecasts included Euromonitor, Datamonitor, Frost, IDC Internet, Canaccord Adens, the Direct Marketing Association, the Bank of England, the Office for National Statistics and the Federal Reserve. Unless otherwise stated, all historic third party industry data is for the relevant calendar year ended 31 December and in terms of retail sales value. Unless otherwise stated, all market positions are in terms of retail sales value. GUS confirms that the information provided by third parties has been accurately reproduced. So far as GUS is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. Certain market share information and other statements in this document regarding the retail market industry, the information solutions market and the Group's position relative to its competitors, are not based on published statistical data or information obtained from independent third parties. Rather, such information and statements reflect the GUS Directors' best estimates based upon information obtained from trade and business organisations and associations and other contacts within the industries in which it competes, as well as information published by its competitors.

Sources of information

Financial information

Financial information in relation to the Group means, for the purposes of this paragraph, the information in this document which has been extracted without material adjustment from Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document, or which has been extracted from those of the Group's accounting records which have been used to prepare that financial information. The financial information for ARG and Experian is for the financial years ended 31 March 2004, 31 March 2005 and 31 March 2006. It should be noted that within ARG, the financial information for Homebase is for the years ended 29 February 2004, 28 February 2005 and 28 February 2006, but is presented with ARG's combined financial information for the years ended 31 March. Homebase's year end is the end of February to avoid distortions relating to the timing of Easter. Investors should ensure that they read the whole of this document and not just rely on key information or information summarised within it. In addition, and unless stated otherwise, all trading information not extracted from Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document and included in this document is derived from the unaudited management accounts or internal financial reporting systems supporting the preparation of financial statements for the relevant periods. These management accounts and internal financial reporting systems are prepared using information derived from accounting records used in the preparation of the Group's financial statements, but may also include certain other management assumptions and analyses.

This document incorporates by reference the trading statement issued by GUS on 12 July 2006 for the first quarter to 30 June 2006.

Unaudited operating information

Unaudited operating information in relation to the Group's business is derived from the following sources: (i) management accounts for the relevant accounting periods presented; and (ii) internal financial reporting systems supporting the preparation of financial statements. Operating information derived from management accounts or internal reporting systems in relation to the Group's business is to be found principally in Part VII: "ARG Operating and Financial Review", Part XI: "Experian Operating and Financial Review" and Part XVI: "Pro Forma Financial Information" of this document. These management accounts are prepared using information derived from accounting records used in the preparation of the Group's financial statements, but may also include certain management assumptions and analyses.

Presentation of information

All references in this document to "**pounds sterling**", "**pounds**", "**£**", "**p**" or "**pence**" are to the lawful currency of the United Kingdom. All references in this document to "**$**", "**Dollars**", "**US Dollar(s)**", "**US$**" and "**US cent(s)**" are to the lawful currency of the United States. All references in this document to "**euro**" or "**€**" are to the lawful single currency of member states of the European Communities that adopt or have adopted the euro as their currency in accordance with the legislation of the European Union relating to European Monetary Union. All references in this document to "**ZAR**" or "**rand**" are to the lawful currency of South Africa. GUS prepares its combined financial information in pounds sterling.

This document contains translations of certain US Dollar amounts into pounds sterling amounts. The translations have been provided solely for the convenience of the readers of this document and no representation is made that any of the amounts actually represent US Dollar amounts or could have been or could be converted into US Dollars at the specified rates, at any particular rate or at all.

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data has been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

Unless otherwise indicated, the financial information in Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document for the financial years ended 31 March 2005 and 31 March 2006 has been prepared on the basis of international financial reporting standards ("**IFRS**") and the financial information in Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document for the financial years ended 31 March 2004 and 31 March 2005 has been prepared on the basis of generally accepted accounting principles as used in the United Kingdom ("**UK GAAP**").

The significant IFRS accounting policies applied in Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document of financial information of the Group, ARG and Experian, as applicable, for the financial years ended 31 March 2005 and 31 March 2006, have been applied consistently in the financial information in Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document. The significant UK GAAP accounting policies applied in the financial information of the Group, ARG and Experian, as applicable, for the financial years ended 31 March 2004 and 31 March 2005 have been applied consistently in the financial information in Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document.

For a discussion of the most significant differences between IFRS and US GAAP, and UK GAAP and US GAAP relevant to the Group, ARG and Experian, as applicable, see Part XVII: "Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP" of this document.

All times referred to in this document are, unless otherwise stated, references to London time.

All legislation referred to in this document is, unless otherwise stated, statutes, statutory investments, regulations and/or directives of the government of the United Kingdom.

GUS' website is www.gusplc.com. The information on that website, any website mentioned in this document or any website directly or indirectly linked to these websites has not been verified and is not incorporated by reference into this document and investors should not rely on it.

Reference to defined terms and incorporation of terms

Certain terms used in this document, including all capitalised terms and certain technical and other terms used in this document, are explained in Part XX: "Definitions" and Part XXI: "Glossary" of this document. References to the singular include the plural and vice versa.

Non-GAAP financial measures

Parts of this document contain information regarding earnings before interest and tax ("**EBIT**"), which is sometimes used by investors to evaluate the efficiency of a company's operations and its ability to employ its earnings toward repayment of debt, capital expenditures and working capital requirements. Parts of this document also include references to net debt, like-for-like sales, space sales growth, "**Benchmark PBT**" and "**Benchmark EPS**".

There are no generally accepted accounting principles governing the calculation of these terms and, as non-GAAP measures, the criteria upon which they are based can vary from company to company. These measures, by themselves, do not provide a sufficient basis to compare GUS' performance with that of other companies and should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash flow from operations as a measure of liquidity.

Further details on the use of non-GAAP financial information are set out in Part VII: "ARG Operating and Financial Review" and Part XI: "Experian Operating and Financial Review" of this document.

Part I: Letter from the Chairman of GUS plc

(GUS plc incorporated in England and Wales with registered number 146575)

Directors:
Sir Victor Blank (*Chairman*)
John Peace (*Group Chief Executive*)
Terry Duddy (*Chief Executive, Argos Retail Group*)
Don Robert (*Chief Executive, Experian Group*)
David Tyler (*Group Finance Director*)
John Coombe (*Non-Executive Director*)
Andrew Hornby (*Non-Executive Director*)
Frank Newman (*Non-Executive Director*)
Sir Alan Rudge (*Non-Executive Director*)
Oliver Stocken (*Non-Executive Director*)

Registered and Head Office
One Stanhope Gate
London
W1K 1AF

26 July 2006

Dear Shareholder

Recommended proposals for the separation of ARG and Experian

1 Introduction

On 28 March 2006, your Board announced the proposed separation of its two remaining businesses, ARG and Experian. The proposals outlined in this document involve the separation of the two businesses by means of a demerger, with GUS Shareholders receiving shares in both businesses which are expected to be independently listed on the London Stock Exchange. Following the Demerger, GUS Shareholders will no longer hold shares in GUS, which will cease to be listed on the London Stock Exchange.

The purpose of this document is to set out the background to, and reasons for, the proposed demerger and to explain why your Board unanimously supports the proposals and recommends that you vote in favour of the resolutions required to implement the Demerger.

You will find with this document a Blue Form of Proxy and a White Form of Proxy for two shareholder meetings. The Blue Form of Proxy is for the first meeting, a meeting convened by an order of the Court, and the White Form of Proxy is for an extraordinary general meeting, which will follow the Court Meeting. Both meetings will be held on 29 August 2006. The Court Meeting and the Extraordinary General Meeting are together referred to as the "Shareholder Meetings" in this document.

In order for these Proposals to be completed, it is important that there is sufficient shareholder support. Your Board therefore urges you to vote at these two Shareholder Meetings. Details on how to do this are set out in paragraph 17 below of this letter and in paragraph 16 of Part III: "Explanatory Statement" of this document.

2 Background to and reasons for the Separation

In May 2004, your Board announced that it would actively review all strategic options over the following two years in order to create further value for shareholders. As a result of that review, in December last year we completed the demerger of GUS' interests in Burberry to GUS Shareholders, and earlier this year your Board announced that it had decided to separate its two remaining businesses, ARG and Experian. The Board considers that ARG and Experian can achieve their greatest potential and value as independent businesses and the Proposals are therefore the final stage in the transformation of the Group.

The separation of the two businesses is expected to:

- enhance shareholder value;
- create two separate London listed companies offering discrete investment propositions, each with clear market valuations;
- allow greater flexibility for ARG and Experian to manage their own resources and pursue strategies appropriate to their markets, which have different characteristics and opportunities;
- sharpen management focus, helping the two businesses maximise their performance and make full use of their available resources;
- align management rewards more directly with business and stock market performances, helping to attract, retain and motivate the best people; and
- provide a transparent capital structure and an efficient balance sheet for each business.

3 The Proposals

The Proposals will create two new holding companies, ARG Holdings (which will be the holding company for the ARG Business) and Experian Group (which will be the holding company for the Experian Business). The ARG Shares and Experian Shares are expected to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. GUS Shares will cease to be listed and GUS will become a subsidiary of Experian Group.

Instead of the shares you own in GUS, you will hold shares in ARG Holdings and shares in Experian Group. GUS Shareholders will receive:

for every one GUS Share	**one ARG Share** **and** **one Experian Share**

As part of the Proposals, your GUS Shares will be cancelled.

If you hold GUS ADRs, you will be entitled to receive one Experian ADR and the ARG Share Cash Value for each GUS ADR held. Please refer to paragraph 13 of Part III: "Explanatory Statement" of this document for more information on your treatment as a holder of GUS ADRs.

Implementation

It is intended that the Proposals will be implemented in several steps. First, a new intermediate holding company will be inserted between GUS and the rest of the Group and there will be a preliminary reorganisation of the ARG Business in anticipation of the Demerger. Second, pursuant to a scheme of arrangement and certain reductions of capital, Experian Group will become the new holding company of the Group and then the separation of the ARG Business and Experian Business will be completed. The Scheme and the Demerger are not conditional on Admission. If the Scheme and the Demerger become effective but Admission does not occur, GUS Shareholders will receive unlisted shares in ARG Holdings and Experian Group.

In addition, it is proposed that the capital of both ARG Holdings and Experian Group be reduced in order to create distributable reserves in each of ARG Holdings and Experian Group.

A detailed summary of the Demerger and the steps needed to implement it are set out in Part III: "Explanatory Statement" of this document.

Financial effects of the Demerger

It will be necessary for ARG and Experian to incur additional costs in order to operate as independent companies and the Demerger of ARG will therefore have a dilutive effect on GUS' earnings. However, the Board considers that ARG and Experian can achieve their greatest potential and value as independent businesses.

Experian Offer

Immediately following the Demerger, it is proposed that Experian Group will issue further shares in Experian Group to raise new capital. These further Experian Shares will be listed at Admission.

The GUS Directors currently expect the Experian Offer to raise approximately £800 million. The Experian Offer is expected to be underwritten and will comprise a pre-emptive offer to existing GUS Shareholders (excluding certain overseas shareholders, provided that overseas institutional investors will be eligible to participate where permitted) on a *pro rata* basis and an offer of up to 5% of Experian Group's share capital to institutional investors. The offer price and number of Experian Shares to be issued in the Experian Offer will be determined by GUS, Experian Group and the Underwriters on the completion of a competitive bookbuild process.

A detailed summary of the Experian Offer and the proposed terms of the underwriting are set out in Part XIV: "Details of the Experian Offer" of this document. **This document is not an offer of Experian Shares for sale (or an invitation to acquire Experian Shares) in any jurisdiction.**

If the Proposals are approved by GUS Shareholders, further details of the Experian Offer and how GUS Shareholders can participate in the Experian Offer will be sent to Shareholders on or around 14 September 2006.

Debt allocation

As at 31 March 2006, GUS had net debt of approximately £2.0 billion. As part of the Proposals ARG will be allocated net debt of approximately £200 million (on a pro forma basis as at 31 March 2006) in addition to its substantial leasehold obligations, and the balance will be retained by Experian. Please see note (5) of the Continuing Group Pro Forma Financial Information and note (2) of the ARG Pro Forma Financial Information in Part XVI: "Pro forma Financial Information" of this document. The proceeds of the Experian Offer will be applied to repay part of the debt owed by Experian following the Demerger.

Amendments to GUS Articles

The Proposals require certain amendments to the GUS Articles in order to accommodate any GUS Shares that arise as a result of the exercise of options under GUS share schemes and to implement the Proposals. Details are set out in paragraph 16 below and the Resolutions are set out in Part XXII: "Notices of Meetings" of this document.

Shareholder approval

The Demerger requires the approval of GUS Shareholders pursuant to the Listing Rules due to the size of the transaction and the Proposals also need to be approved by GUS Shareholders to satisfy certain legal requirements.

The Proposals are conditional, *inter alia*, on the approval of the Resolutions by GUS Shareholders at the Court Meeting and the Extraordinary General Meeting.

A detailed description of the Proposals is set out in Part III: "Explanatory Statement" of this document. The Proposals can only be implemented if they receive sufficient support from GUS Shareholders at each of the Shareholder Meetings.

Advice

Merrill Lynch and UBS have acted as financial advisers to GUS in connection with the Demerger. In addition, GUS has also been financially advised by JPMorgan Cazenove on certain aspects of the Proposals.

Trading update

On 12 July 2006, GUS issued a trading statement for the first quarter to 30 June 2006.

There has been no significant change in the financial or trading position of the Continuing Group since 31 March 2006.

There has been no significant change in the financial or trading position of ARG since 31 March 2006.

4 Information on ARG Holdings and ARG

ARG is the UK's leading home and general merchandise retailer. It sells products under two distinctive and complementary retail brands which are household names in the UK:

- Argos—a unique retailer recognised for choice, value and convenience and the UK's leading general merchandise retailer; and
- Homebase—the UK's second largest home improvement retailer recognised for choice, style and customer service.

Argos and Homebase are supported by an in-house financial services business, ARG Financial Services, the operations of which include the running of the Argos and Homebase store cards.

ARG employs approximately 48,000 people and has its operational headquarters in Milton Keynes.

For the year ended 31 March 2006, ARG's total revenue was £5,548 million and profit before taxation was £278 million. As at 31 March 2006, ARG had combined gross assets of £5,427 million and combined net assets of £2,775 million. This financial information is extracted from Part IX: "ARG Historical Financial Information" of this document.

Further information on ARG and ARG Holdings is set out in Parts VI to IX of this document.

ARG Prospectus

If the Proposals are approved by GUS Shareholders at the Court Meeting and the Extraordinary General Meeting on 29 August 2006, a prospectus will be published by ARG Holdings on or about 14 September in connection with its application for admission to the Official List and to trading on the London Stock Exchange.

The ARG Prospectus will be available, free of charge, from GUS' registered office and ARG Holdings' registered office. In addition, the ARG Prospectus will be available via the Shareholder Helpline and for inspection only during normal business hours at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

5 Information on Experian Group and Experian

Experian is a global leader in providing information solutions to business clients and consumers. It helps organisations to find new customers and develop and manage existing relationships by providing data, decision-making solutions and processing services. It also helps consumers to understand, manage and protect their personal information and to make more informed purchase decisions.

Experian employs approximately 12,200 people in 28 countries supporting clients in more than 60 countries. Experian's operational headquarters are in Nottingham, UK and Costa Mesa, California.

For the year ended 31 March 2006, Experian's total revenue was US$3,084 million and profit before taxation was US$638 million. As at 31 March 2006, Experian had combined gross assets of US$7,644 million and combined net assets of US$600 million. This financial information is extracted from Part XIII: "Experian Historical Financial Information" of this document.

Further information on Experian and Experian Group is set out in Parts X to XV of this document.

Residence of Experian Group and Income Access Shares

Experian is a global business, with the majority of its revenues being generated outside the UK. In formulating the Proposals the GUS Directors have looked for the most appropriate structure for Experian's future international growth and have decided that Experian's corporate headquarters should be in Dublin. Experian's holding company will be incorporated in Jersey and will be tax resident in the Republic of Ireland.

In order to preserve the current tax treatment of dividends paid to GUS Shareholders in the UK, the income access share arrangement described in more detail in Part XV: "The Income Access Share Arrangements" of this document will be put in place after completion of the Scheme. The purpose of the Income Access Share Arrangements is to enable Experian Shareholders to elect to receive dividends from a UK source so that the Proposals do not make any difference to the tax treatment of dividends for Shareholders resident in the UK who make, or are deemed to make, such an election.

The Experian Group articles of association will contain a number of important differences from the existing GUS articles of association to reflect, *inter alia*, both Jersey law and the income access share arrangements referred to above. A detailed summary of the Experian Group articles of association is set out in paragraph 37 of Part XIX: "Additional Information" of this document.

Experian Group will be subject to the Takeover Code and will report on compliance with the Combined Code.

It is expected that Experian Group will be eligible for inclusion in the FTSE, MSCI and Dow Jones indices as a UK participant.

Experian Prospectus and the Experian Offer

If the Proposals are approved by GUS Shareholders at the Court Meeting and the Extraordinary General Meeting on 29 August 2006, a prospectus will be published by Experian Group on or about 14 September 2006 in connection with its application for admission to the Official List and to trading on the London Stock Exchange and the Experian Offer referred to above.

The Experian Prospectus will be lodged with the Jersey Registrar of Companies in due course and will be available, free of charge, from GUS' registered office.

In addition, the Experian Prospectus (which will contain details of how eligible GUS Shareholders may be able to participate in the Experian Offer) is expected to be circulated to GUS Shareholders on or around 14 September 2006 and, from that date, will be available via the Shareholder Helpline and for inspection only during normal business hours at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

6 Management and Board continuity

Following the Demerger, GUS will cease to be a listed company and each of Experian Group and ARG Holdings will operate as separate listed companies. Each of the businesses will continue to be led by its

existing experienced management teams; the new boards of the two companies upon Admission will be as follows:

	ARG Holdings	Experian Group
Chairman	Oliver Stocken	John Peace
Chief Executive	Terry Duddy	Don Robert
Finance Director/Chief Financial Officer	Richard Ashton	Paul Brooks
Non-Executive Directors	John Coombe Andy Hornby	Sir Alan Rudge David Tyler

ARG Holdings and Experian Group intend to appoint further independent Non-Executive Directors prior to or after Admission.

Given the uncertainties regarding the timing of the Demerger and to ensure reasonable notice of termination is provided from both GUS and Sir Victor Blank, GUS and Sir Victor Blank have agreed to amend his terms of appointment to provide that either party will give to the other three months' notice of termination of appointment, such notice not to expire before 31 March 2007. Alternatively, GUS may, in its discretion, make a payment in lieu of serving such notice.

In consideration for being afforded the opportunity to reinvest his invested shares and matching share options awarded under the GUS Co-Investment Plan in 2004 and 2005 (the "**CIP Awards**") on the terms set out in the Experian Reinvestment Plan modified as described below, and conditional upon Admission taking place in the year ending 31 March 2007, John Peace has agreed that his employment with GUS will terminate by mutual agreement on 31 March 2007 and John Peace will continue to receive his salary, bonus and benefits (other than new share incentive grants) pursuant to his service agreement until such termination. GUS will have no obligation to serve notice to terminate the employment or make a payment in lieu of notice or a liquidated damages payment to him in connection with the termination. If Admission takes place during the year ending 31 March 2007, John Peace will not be entitled, or eligible, to participate in any co-investment plan in respect of any annual bonus for the year ending 31 March 2007.

If John Peace reinvests his CIP Awards he will be granted a matching award of Experian Shares on a one-for-one basis which will vest after three years if he continues to be Chairman of Experian Group. If, before vesting of the matching award, either: (i) John Peace ceases to be Chairman of Experian Group, except as a result of voluntary resignation or gross misconduct: or (ii) as a result of events affecting Experian Group (or any successor company), John Peace is no longer chairman of a listed company, the matching award will immediately vest in full and his reinvested shares will be released. If John Peace voluntarily resigns his Chairmanship of Experian Group, his matching award will immediately vest on a pro-rated basis to reflect the period from grant to cessation as a proportion of the three year vesting period. The reinvestment of the CIP Awards described above will not be affected in any way by the termination of John Peace's employment with GUS.

The effect of the Demerger on outstanding options and awards granted to John Peace under the GUS Employee Share Plans will be as for other participants in such plans, as described in paragraph 7 of Part XIX: "Additional Information" of this document, subject to his reinvestment opportunity being as described above. In respect of options and awards which are exchanged for equivalent options and awards over Experian Shares, when John Peace ceases to be employed by GUS on 31 March 2007, for the purposes of the relevant plan rules, his employment will be treated as ceasing for a good leaver for the purposes of the relevant plan rules.

From 31 March 2007, GUS has agreed that fees currently of £100,000 per annum previously paid to GUS in respect of John Peace's role as Chairman of Burberry will be paid to him.

Following the Demerger, David Tyler's employment with GUS will continue until 31 March 2007 in order that he can manage legacy issues concerning the combined group and to provide an effective handover to the finance directors of Experian Group and ARG Holdings. From January 2007, GUS will agree to an earlier termination of David Tyler's employment at his request and on such termination will make a payment in lieu of notice to him in accordance with the terms of his service contract. While David Tyler remains employed by GUS his non-executive fees from Experian Group will be offset against the salary paid by GUS in respect of his continued employment. The effect of the Demerger on outstanding options and awards granted to David Tyler under the GUS Employee Share Plans will be as for other participants in such plans as described in paragraph 7 of Part XIX: "Additional Information" of this document, except he will not be eligible to participate in the Experian Reinvestment Plans. To the extent that his options and awards are exchanged for equivalent options and awards over Experian Shares, the new options and awards will not vest, become exercisable or lapse in connection with his termination of employment. In respect of such new awards and options, David Tyler will be treated as a good leaver for the purposes of the relevant plan rules if he ceases to be a Non-Executive Director of Experian Group except as a result of voluntary resignation (namely a resignation freely given by him, not in response to any action by Experian Group) or actions which would constitute gross misconduct. For the avoidance of any doubt, the performance conditions applicable to such awards and options must be met in accordance with the relevant plan rules. If he ceases to be a Non-

Executive Director as a result of a voluntary resignation or for actions which would constitute gross misconduct his awards and options will lapse.

From 31 March 2007, GUS has agreed that fees currently of £45,000 per annum previously paid to GUS in respect of David Tyler's role as a non-executive director of Burberry will be paid to him.

Other senior management

Following the Demerger, at ARG Paul Loft will continue to be the Managing Director of Homebase and Sara Weller will continue to be the Managing Director of Argos. In addition, at Experian Chris Callero will continue to be the Chief Executive of The Americas and John Saunders will continue to be the Chief Executive of Global Operations. These individuals are key individuals of ARG and Experian respectively.

Further details on each of the boards of ARG Holdings and Experian Group and each of the proposed management teams are set out in Part VIII: "ARG Directors, Senior Management, Corporate Governance and Employees" and Part XII: "Experian Directors, Senior Management, Corporate Governance and Employees" respectively of this document.

7 Dividend policy

Final dividend

The final dividend of 21.9 pence per GUS Share, approved at GUS' annual general meeting on 19 July 2006, will be paid on 4 August 2006. The Proposals will not affect this dividend payment.

Future dividends

Future dividends from ARG Holdings and Experian Group will depend on the circumstances at the time and the dividend policy of ARG Holdings and Experian Group will be a matter for their respective boards following the Demerger. However, it is currently anticipated that Experian Group will have a dividend cover of no less than three times and ARG Holdings will have a dividend cover of no less than two times.

Experian Group will report its results in US Dollars because the majority of Experian's profit comes from the US. Experian Group will also announce its dividends in US Dollars. However, unless shareholders elect otherwise, their dividends will continue to be paid in pounds sterling. The amount of dividends received will be calculated on the basis of an exchange rate from US Dollars to pounds sterling at the time the dividend is announced.

8 Experian Income Access Share Arrangements

As described in paragraph 5 above, in order to give Experian Shareholders the option of receiving their dividends from Experian from a UK source, an income access share arrangement will be put in place.

All shareholders in Experian Group will be able to elect to receive their dividends from Experian pursuant to these arrangements and all existing GUS Shareholders who hold less than 50,000 Experian Shares following the Demerger will be deemed to have made an election to receive their dividends from Experian Group in this way unless they notify Experian Group in writing that they do not wish to do so.

The Income Access Share Arrangements may be suspended or terminated at any time and for any reason by Experian Group, without financial recompense, for example, as a result of changes in relevant tax law. Furthermore, if it were not possible to pay shareholders all of their dividends from UK-sourced income, then the shortfall would be made up out of dividends on Experian Shares which are Irish-sourced (which could result in Irish withholding tax).

The forms for making an IAS Election will be sent to GUS Shareholders with the Experian Prospectus in due course and will also be available from Experian's registrars and from its registered office.

The tax implications of these arrangements are described in Part XVIII: "Taxation" of this document.

9 Dividend mandates

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by GUS, all instructions relating to GUS' dividend reinvestment plan and all instructions given to GUS in relation to notices and other communications, will continue to apply to the Experian Shares and will also be applied automatically to ARG Shares received by GUS Shareholders pursuant to the Demerger.

10 Shareholders who hold 800 or fewer GUS Shares

UK resident GUS Shareholders who hold 800 or fewer GUS Shares at the Scheme Record Time will be offered a free share sale arrangement through Lloyds TSB Registrars in respect of both the ARG Shares and the Experian Shares they receive pursuant to the Demerger.

Such smaller shareholders may:

(i) retain their holdings of ARG Shares and Experian Shares resulting from the Demerger;

(ii) sell their entire holding of ARG Shares and/or their entire holding of Experian Shares resulting from the Demerger and receive the cash realised through such sale; or

(iii) donate their entire holding of ARG Shares and/or their entire holding of Experian Shares resulting from the Demerger to a GUS nominated registered charity.

The forms for using this free share sale arrangement will be sent to shareholders with the Experian Prospectus in due course.

A guide to the general tax consequences of each of these elections for GUS Shareholders who are ordinarily resident in the UK is set out in Part XVIII: "Taxation" of this document.

As a result of US federal securities laws, GUS Shareholders and GUS ADR holders in the United States will not be permitted to use this share sale arrangement.

11 Taxation

GUS Shareholders should read Part XVIII: "Taxation" of this document which provides a general description of the UK, US, Irish and Jersey tax consequences of the Proposals. If you are in any doubt as to your tax position, you should contact your professional adviser immediately.

12 Employee share plans

The effect of the Demerger on outstanding awards and options under the GUS Employee Share Plans is summarised in Part III: "Explanatory Statement" of this document.

GUS will, in due course, be writing to participants in the GUS Employee Share Plans to explain the effect of the Demerger in more detail.

ARG Holdings and Experian Group place great importance on equity participation as a means of aligning employees' and shareholders' interests and ARG Holdings and Experian Group each intend to adopt new employee share plans, subject to GUS Shareholder approval at the EGM. The new plans to be operated by ARG Holdings and Experian Group on an ongoing basis after the Demerger are similar to the existing GUS Employee Share Plans. The principal features of the new plans are summarised in paragraphs 22 and 38 of Part XIX: "Additional Information" of this document.

Both ARG Holdings and Experian Group are proposing to offer free shares to employees around the time of Admission.

To ensure the retention of the top management teams and to strengthen their alignment with shareholders, both ARG Holdings and Experian Group are proposing, around the time of Admission, to offer certain senior executives a one-off opportunity to reinvest shares under certain GUS Employee Share Plans and earn matching ARG Shares or Experian Shares. This reinvestment opportunity will be an important part of the post-separation incentive arrangements for both companies since it is essential to securing the top management teams.

ARG Holdings will offer share participation to its employees where it is appropriate to do so. ARG Holdings believes that share-based arrangements will form an important part of its performance-related pay structure and is proposing to adopt share option and share-based incentive plans. To support its current strategic objectives and the employment of top talent in its markets, ARG Holdings proposes to make share-based awards, and to offer the opportunity to co-invest annual bonus payments, to certain senior executives.

Experian Group believes that employee share ownership will form an important part of its culture going forward. Therefore, it is proposed that all employees will have an opportunity, to the extent permissible, to acquire Experian Shares through arrangements which are appropriate to their country of residence. In addition, Experian Group is proposing to operate executive share plans incorporating option grants, share-based awards and the opportunity to co-invest annual bonus payments, all of which it believes are essential to employing the best talent in competitive international markets.

13 Pensions

GUS operates four occupational pension schemes in the UK, namely the GUS Pension Scheme (the "**GUS Pension Scheme**"), the GUS Money Purchase Pension Plan (the "**GUS Pension Plan**"), the Argos Pension Scheme (the "**ARG Pension Scheme**"), and the Hampden Group Limited Pension Scheme (the "**Hampden Pension Scheme**"). These schemes will continue to operate in largely the same way following the Demerger, subject to the review of pensions by ARG described in paragraph 23 of Part XIX: "Additional Information" of this document.

The schemes operate separately and will continue to do so following the Demerger. However, Argos, Homebase and Whiteaway Laidlaw Bank Limited will continue to participate in the GUS Pension Plan for a temporary period following the Demerger. Whiteaway Laidlaw Bank Limited, a member of ARG following the Demerger, will also continue to participate in the GUS Pension Scheme for a temporary period following the Demerger.

Following the Burberry Demerger, a number of members of the Burberry Group continue to participate in the GUS Pension Scheme. Arrangements are in place between GUS and Burberry to address the statutory

payments required when the Burberry Group companies leave the GUS Pension Scheme, currently scheduled for the end of 2007.

There are a number of other retirement benefit arrangements provided to employees. Further information in relation to the above schemes and other material arrangements are described above and in paragraphs 8 and 23 of Part XIX: "Additional Information" of this document.

14 Noteholders

On 22 May 2006 the Board proposed certain amendments to the terms and conditions of GUS' three outstanding series of notes. The amendments were sought in order to address potential uncertainty in the interpretation of certain event of default provisions of the notes in the context of the Demerger, and to clarify that the Demerger will not comprise an event of default under the notes. At noteholder meetings held on 13 June 2006, extraordinary resolutions approving the amendments were passed in respect of two of the three series of notes and the terms of these notes have been amended accordingly. In respect of the third series of notes, the £350,000,000 5.625% Notes due 2013 (the "**2013 Notes**"), the resolution was not passed, and therefore the 2013 Notes remain unchanged. However, GUS believes that the failure to pass the extraordinary resolution and amend the terms of the 2013 Notes will not obstruct the process of the Demerger. The banking facility referred to in paragraph 41.2 of Part XIX: "Additional Information" can be used to enable GUS to repay the 2013 Notes. Further information about the Company's outstanding notes is described in paragraph 11.7 of Part XIX: "Additional Information" of this document.

15 Overseas Shareholders

Demerger

Any person resident outside the United Kingdom who is to receive ARG Shares and Experian Shares pursuant to the Demerger must satisfy himself or herself as to full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

If the issue of shares in ARG Holdings and/or Experian Group to any person with a registered address in a jurisdiction outside the United Kingdom, or who is reasonably believed to be a citizen, resident or national of a jurisdiction outside the United Kingdom, would or may infringe the laws of such jurisdiction or would or may require any governmental or other consent or any registration, filing or other formality which cannot be complied with, or compliance with which would be unduly onerous, GUS, ARG Holdings and/or Experian Group may in their sole discretion determine that such shares be sold on behalf of such person and the net proceeds of such sale be paid to the persons entitled thereto.

US Securities Laws

ARG Shares and the Experian Shares issued to GUS Shareholders pursuant to the Demerger, will be issued in reliance upon the exemption from the registration requirements provided by section 3(a)(10) of the US Securities Act and, as a consequence, will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States.

Further details are set out in paragraph 13 of Part III: "Explanatory Statement" of this document.

Experian Offer

GUS Shareholders (excluding certain overseas shareholders provided that overseas institutional investors will be eligible to participate where permitted) will be able to participate in the Experian Offer. Further details on the proposed Experian Offer are set out in Part XIV: "Details of the Experian Offer" of this document.

16 Court Meeting and Extraordinary General Meeting

Notices convening the Court Meeting and the Extraordinary General Meeting at which the approvals for the Proposals will be sought are set out in Part XXII: "Notices of Meetings" of this document. Both meetings will be held at the Millennium Hotel, Grosvenor Square, London W1K 2HP on 29 August 2006 and the first meeting, the Court Meeting, will begin at 10.30 a.m.

Court Meeting

At the Court Meeting, you will be asked to approve a scheme of arrangement (referred to in this document as the "**Scheme**"). The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of those GUS Shareholders who are present and vote in person or by proxy, and who represent 75% or more in value of the GUS Shares held by them.

The Scheme will, *inter alia*, insert Experian Group as a new holding company between GUS and GUS Shareholders. As part of the Scheme, ARG Holdings, Experian Group and certain other members of ARG and Experian will also agree to implement certain other steps of the Proposals which are described in more detail in Part III: "Explanatory Statement" of this document.

Extraordinary General Meeting

At the Extraordinary General Meeting, you will be asked to approve:

(i) a special resolution approving the insertion of Experian Group as the new holding company of GUS and to assist this by making certain changes to the share capital of GUS, authorising the allotment of shares pursuant to the Scheme and making amendments to the GUS articles of association (to ensure that shares allotted after the Extraordinary General Meeting but before the Scheme Record Time are covered by the Scheme; and to ensure that, subject to the Scheme becoming effective, any shares issued by GUS after that time can be compulsorily acquired by the immediate holding company of GUS);

(ii) a special resolution approving the terms of the Demerger including the GUS Distribution *in specie*, the Experian Reduction of Capital, the ARG Reduction of Capital, the Experian Offer and entry into the Demerger Agreement; and

(iii) ordinary resolutions approving the ARG Employee Share Plans and the Experian Employee Share Plans which are summarised in paragraphs 22 and 38 of Part XIX: "Additional Information" of this document.

The majority required for the passing of each of the special resolutions is 75% or more in value of the votes cast. A simple majority is required for the passing of each of the ordinary resolutions. On a show of hands each GUS Shareholder present in person will have one vote and on a poll each GUS Shareholder present in person or by proxy will have one vote for each GUS Share held.

Court approvals

In addition, the Scheme and each of the Reductions of Capital needs to be sanctioned by the relevant court at separate court hearings.

In order for the Proposals to be implemented, it is important that we get your support and you vote at both Shareholder Meetings. Paragraph 17 below explains how to do this.

More details of these approvals are set out in Part III: "Explanatory Statement" of this document.

17 Action to be taken in respect of the Shareholder Meetings

A detailed description of the Proposals is set out in Part III: "Explanatory Statement" of this document and your approval is now being sought to effect the above steps to enable the Demerger to happen. The Proposals can only be implemented if they receive sufficient support from GUS Shareholders at the two Shareholder Meetings. If they are implemented, you will be bound by the Proposals whether or not you have voted in favour of them.

Whether or not you propose to attend the meetings, you are requested to complete, sign and return the enclosed Blue Form of Proxy for use at the Court Meeting and the enclosed White Form of Proxy for use at the Extraordinary General Meeting.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy for the Shareholder Meetings as soon as possible.

Completed Forms of Proxy should be returned to Lloyds TSB Registrars as described in the notes attached to the Forms of Proxy or by hand (during normal business hours) or by post to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6AS as soon as possible, and in any event so as to be received no later than 48 hours prior to the relevant Shareholder Meeting. The Blue Form of Proxy in respect of the Court Meeting only may also be handed to the Chairman of the Court Meeting at that meeting.

If you hold GUS Shares in CREST, you may also appoint a proxy for the Court Meeting and the Extraordinary General Meeting by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars so that it is received no later than 10.30 a.m. and 10.45 a.m. respectively on 27 August 2006.

Electronic Proxy Appointment is also available for this Extraordinary General Meeting. This facility enables GUS Shareholders to lodge their proxy appointment by electronic means on a website provided by Lloyds TSB Registrars via www.sharevote.co.uk. Further details are set out in the notes to the notice of the Extraordinary General Meeting at the end of this document.

The return of a completed Blue Form of Proxy, Electronic Proxy Appointment or CREST Proxy Instruction will not prevent you from attending the Court Meeting and voting in person if you wish to do so.

The return of a completed White Form of Proxy, Electronic Proxy Appointment or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

If you hold GUS ADRs you will receive an ADR Voting Instruction Card from the Depositary which will enable you to instruct the Depositary as to how to vote the GUS Shares underlying your GUS ADRs at the Extraordinary General Meeting and the Court Meeting. You must return a completed ADR Voting Instruction Card to the Depositary by 22 August 2006. You should read paragraph 13 of Part III: "Explanatory Statement"

of this document for further details of how you may vote at the Court Meeting and the Extraordinary General Meeting, and how the Demerger will affect you.

18 Further information and Shareholder Helpline

Your attention is drawn to the further information set out in Parts II to XXII of this document and to the expected timetable for the Proposals set out on page 7 of this document. Notices convening the Court Meeting and the Extraordinary General Meeting are set out in Part XXII: "Notices of Meetings" of this document.

You are advised to read the whole of this document and not just rely on the summary information contained in this letter. We appreciate that the Proposals may appear complex and apologise for the length of the documents that we are obliged to send to you.

Any GUS Shareholder requiring assistance in understanding the matters raised in this document may telephone our **Shareholder Helpline** on freephone 0800 389 0306 if you are calling from the United Kingdom, open from 8.30 a.m. to 5.30 p.m. on Monday to Friday (London time) (+44 1903 276342 if you are calling from outside the United Kingdom).

The Shareholder Helpline will be available until 17 November 2006. For legal reasons, the Shareholder Helpline will not be able to provide advice on the merits of the Proposals or to give any legal, financial or taxation advice, for which you will need to consult your own legal, financial or taxation adviser.

19 Board recommendation

The Board has received financial advice from Merrill Lynch and UBS in connection with the Demerger. In providing advice to the Board, Merrill Lynch and UBS have relied on the Board's commercial assessment of the Demerger. The Board considers the Proposals to be in the best interests of the Shareholders as a whole.

The Board recommends unanimously that you vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the Extraordinary General Meeting, as each of the Directors intend to do in respect of their own beneficial holdings, which amount in aggregate to 1,833,811 GUS Shares representing 0.2% of the GUS Shares in issue.

Yours faithfully



Sir Victor Blank
Chairman

Part II: Risk Factors

Prior to voting on the Proposals, GUS Shareholders should carefully consider, in addition to the other information set out in this document, the risk factors relating to ARG, Experian and the Demerger set out below.

1 Risks relating to ARG

Prior to voting on the Proposals, GUS Shareholders should carefully consider the risk factors relating to ARG's business and the industry it operates in, together with all other information contained in this document. Additional risks and uncertainties not presently known to GUS or that GUS currently believes to be immaterial may also have a material adverse effect on ARG's financial condition or business success. If any, or a combination, of these risks actually occurs, ARG's business, reputation, financial condition and/or operating results could be adversely affected. If this occurs, the price of the GUS Shares, or after Admission the price of ARG Shares, may decline and shareholders could lose all or part of their investment.

1.1 Risks relating to ARG's business

ARG may be unable to implement its growth strategy.

ARG's growth strategy is continuing to focus on, *inter alia*: (i) increasing market share in targeted large product markets; (ii) leveraging its extensive product portfolio, market leadership and purchasing scale; (iii) extending and exploiting multi-channel leadership; and (iv) expanding Argos' and Homebase's store networks to provide enhanced customer convenience. There can be no assurance that ARG will continue to implement successfully this growth strategy and any failure to do so could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

The planned increase in the number of stores or the successful conversion of existing stores may not be achieved.

ARG plans to open approximately 30 new Argos stores per year and 15 new Homebase stores per year over the next three years but there can be no assurance that ARG will be able to expand its store network as planned or that all of such new stores will be profitable. Whilst the Directors believe that they have identified areas in the United Kingdom and the Republic of Ireland where ARG could increase the number of its stores, unforeseen factors could result in potential sites not becoming available on terms acceptable to ARG. This could materially adversely affect ARG's business, reputation, financial condition and/or operating results. Furthermore, if competitors are able to secure high-quality sites, they may be able to gain market share and may effectively restrict ARG's ability to grow. Additionally, ARG's ability to open new stores, convert or refurbish existing stores (including by the introduction of mezzanine levels), change the use of part of an existing store or implement any of these activities without delay may be significantly restricted by regulatory obstacles associated with local planning processes or by restrictions in the relevant leases.

ARG's operations are seasonally affected and could be adversely affected as a result of weak sales during peak trading seasons or unusual weather conditions.

ARG's operations are characterised by seasonal fluctuations in demand and during peak trading seasons ARG increases its advertising spend, hires additional staff and sources additional products. Its increased inventory requires careful stock management with any surplus stock that has not been sold during a season either being sold on promotion or held in storage for sale at a later date. For general retailing, annual retail demand is highest during the Christmas period and is subject to consumer preferences, perception and/or spending during this period. Demand for Argos products is highest during the months of November and December, whilst demand for Homebase products is highest through the Spring, at Easter and during the Summer months. Higher levels of home improvement products are sold at Easter when traditionally UK households spend money on improving their homes and gardens. Higher sales of home enhancement products, such as barbeques and outdoor furniture during the Summer months, have been correlated with good weather. A decline in consumer spending during the Christmas, Spring or Easter periods or unseasonal weather, low temperatures, high levels of rainfall or lack of sunshine in the Spring and/or Summer in the United Kingdom and/or the Republic of Ireland could lead to ARG stocking products during periods of the year when there is a reduced demand for such products. These factors could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

Interruptions in the availability of ARG's supply of products from product suppliers.

ARG purchases a substantial proportion of its products from third party product suppliers on both a domestic and an import basis. ARG's operations may be interrupted or otherwise adversely affected by delays or interruptions in the supply of these products from third party product suppliers or the termination of any product supplier arrangement where an alternative source of product supply is not readily available on substantially similar terms. Any breakdown or change in ARG's relationships with product suppliers or any product supplier declining to sell products to ARG for any reason or any supplier having financial difficulties or going out of business and therefore not satisfying orders

or product liability claims could materially adversely affect ARG's business, reputation, financial condition and/or operating results. If ARG is forced to change a supplier of products, there is no guarantee that this would not interrupt supply continuity or result in additional cost.

Changes in the costs to ARG of obtaining its products.

The price of the products ARG sells may be significantly affected by the cost of the raw materials used to produce those products (for example, oil, plastic, wood and gold) in the source markets of ARG's suppliers.

Wherever practicable ARG seeks to put in place supply contracts which ensure the supply of products for the period that they are anticipated to be offered by ARG and in such quantities as its forecasts require. Failure to continue to source products at low cost from international markets or to forecast accurately the required quantities could result in ARG having to buy products from other suppliers on short term contracts which could result in additional cost. Any increases in the prices of products where prices have not been fixed under contractual supply agreements could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

Failure, interruption or unavailability of ARG's operational infrastructure.

ARG's ability to distribute merchandise to its stores and to sell and distribute such merchandise to its customers is reliant on its operational infrastructure, particularly the efficient functioning of its warehouses, depots and distribution network. Failures or unavailability of such infrastructure (caused, for example, by a fire, structural damage, natural disaster, terrorist activity or industrial action at one of ARG's main offices, warehouses or depots) could result in ARG having to implement its disaster recovery procedures. Although ARG has put in place disaster recovery procedures and back-up arrangements, any failure or delay in the implementation of such procedures or arrangements in this area could adversely affect ARG's operational capabilities and could have a material adverse effect on ARG's operational and financial performance. Furthermore, such procedures and arrangements include outsourcing the warehousing and/or distribution of its merchandise to third parties and their implementation therefore requires ARG to place greater reliance on the performance of third parties. This could potentially involve significant additional costs which could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

Interruptions in or changes to the terms of ARG's shipping or distribution arrangements.

ARG is reliant on the services of third party distribution, shipping and haulage companies for the movement and storage of goods within the United Kingdom, the Republic of Ireland and the jurisdiction from which it sources its products. Although management has entered into contracts with a number of third party distribution, shipping and haulage companies, any change in the terms of, interruption or failure in the services of one or more of these service providers could affect ARG's ability to supply and distribute its products and consequently could materially adversely affect ARG's business, reputation, financial condition and/or operating results. Such interruption or failure could potentially involve significant additional costs to ARG in obtaining an alternative source of supply or distribution.

Changes in the cost or availability of the materials and services that ARG requires to operate its business.

ARG's operations are affected by the prices and availability of the materials and services that it requires to operate its business, for example, paper, packaging, fuel, utilities (including electricity) and rates.

The costs of these items have been subject to fluctuations in the past and may be subject to fluctuations in the future. In the year ended 31 March 2006, one of the principal drivers for an increase in ARG's overall costs relative to the year ended 31 March 2005 was increased energy prices. If these prices were to remain at their current high levels or rose further, and ARG was unable to introduce measures to mitigate the consequential effects, this could materially affect ARG's business, reputation, financial condition and/or operating results.

The ability of ARG to continue to operate effectively is also reliant on the continued supply of raw materials and/or services (for example, paper required to produce the Argos catalogue) and any interruption or failure of such supply could materially affect ARG's business, reputation, financial condition and/or operating results.

ARG is exposed to the risks associated with leased property and any variations to the terms of such leases.

ARG has over 950 leased stores in its property portfolio, and is therefore particularly subject to trends in the UK property market, including rising market rents and rates, repair and reinstatement liabilities and general compliance with legislation. The leases for ARG's leasehold property all (excepting the majority of long leaseholds) contain five year rent review clauses. The Directors have made certain assumptions about future rent reviews in respect of ARG's leasehold property. If rent reviews were to be agreed at rates higher than currently anticipated, this could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

ARG has disposed of a limited number of surplus properties in the course of its business and businesses it has acquired will have done likewise in the past. ARG may nevertheless remain directly or contingently liable for performance of leasehold and other title obligations relating to properties previously disposed of. There is a risk of such liability crystallising in the event of insolvency or other default by the purchasers of those properties.

Delays or failures in the delivery of major infrastructure development and replacement projects.

ARG has a programme of development projects (for example, in relation to the development of new distribution infrastructure or major systems related projects supporting ARG). The delay or failure to manage and implement such projects effectively could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

Failures or interruptions in the information technology systems.

ARG is reliant on its information technology ("**IT**") systems for the provision of information regarding most aspects of its financial and operational performance including sales and stock information and also to enable its customers to purchase goods online and over the phone. Interruption in ARG's IT systems could be caused by a number of factors including as a result of human error, damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorised entry and malicious computer code, industrial action and acts of war or terrorism. Disaster recovery plans and contingency plans have been prepared by ARG but there can be no certainty that such plans will be effective in the event that they need to be activated. Suppliers of hardware and software systems are vetted to assess their ability to provide ongoing support and back-up, but there is always a risk of interruption. The failure of these IT systems, particularly its stock management systems, telephone systems and Internet sites, would severely restrict the ability of ARG to continue to operate at its current performance levels. Each of these matters could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

Increases in ARG's funding needs or obligations in respect of the ARG Pension Scheme.

The following issues could adversely affect the funding position of the ARG Pension Scheme (a defined benefits, registered occupational pension scheme): (i) poor investment performance of pension fund investments; (ii) the scheme's trustees unsuccessfully switching investment strategy; (iii) longer life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the scheme or secured by the purchase of annuities); (iv) a change in the actuarial assumptions by reference to which funding is assessed; (v) adverse annuity rates (which tend, in particular, to depend on prevailing interest rates and life expectancy), as these will make it more expensive to secure pensions with an insurance company; and (vi) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which ARG's past contributions were assessed. An increase in employer contributions to the ARG Pension Scheme (to be agreed between the trustees and ARG in accordance with the statutory funding regime) could have a material effect on ARG's funding obligations to the ARG Pension Scheme. Further details are set out in paragraph 23 of Part XIX: "Additional Information" of this document.

ARG is exposed to currency exchange risk.

ARG's operations involve the sale and purchase of products denominated in currencies other than pounds sterling, principally the US Dollar and the euro. Fluctuations between the value of pounds sterling and the US Dollar and the euro may have an adverse effect on ARG's financial performance.

ARG is dependent on certain key employees.

ARG's business is managed by a number of key personnel, including ARG's executive directors and senior management team many of whom have significant experience within ARG and the wider retail sector and may be difficult to replace. The loss of senior personnel could have a material adverse effect on the business. In addition, as the business develops and expands, ARG's future success will depend on its continued ability to attract, motivate and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by ARG or that ARG will be able to retain qualified personnel in the future. The failure to retain key personnel could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

ARG is exposed to the consumer credit environment.

ARG's stores offer customers the opportunity to purchase products in-store, online or over the phone using the Argos store card or Homebase store card. The store cards allow customers to pay for the products at a future date through a variety of payment schemes. UK base rates, regulatory changes (including changes resulting from the UK government's review of APRs and fees associated with consumer credit), the experience of finance providers, increased competition from other finance providers, the bad debt record of ARG's customers and the repayment history of ARG's customers affects the cost to ARG of these arrangements and any financial benefit ARG may receive from them. A material adverse trend in any or all of these factors could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

Compliance with competition law.

ARG has an active competition law compliance programme. It provides extensive training and guidance for its employees and undertakes frequent reviews of their behaviour with a view to securing compliance with applicable competition laws. In the event that any non-compliance with applicable competition laws is brought to the attention of the relevant authorities by ARG, or otherwise comes to their attention, any subsequent investigation of the relevant matters may (subject to any available remission of penalties in accordance with a leniency programme) result in the relevant authorities imposing fines and other sanctions on ARG, its officers and employees or otherwise result in financial liability for ARG. Any such liability may be significant and such liability, or the non-compliance to which it relates could materially affect ARG's business, reputation, financial condition and/or operating results.

The impact of regulatory non-compliance or changes in regulations.

ARG has three Financial Services Authority (the "**FSA**") regulated entities in the UK and nine entities hold a Consumer Credit Licence ("**CCL**") from the OFT. In addition, ARG contains entities which are regulated by the Dutch financial services regulator and the Guernsey financial services regulator.

In order to continue to carry on the business in which these entities are engaged they must continue to be authorised by the relevant regulator and/or hold a valid CCL, as applicable. The regulators and the OFT have wide regulatory powers and in specific circumstances of non-compliance with the relevant rules may be able to, amongst other things, vary, withdraw or cancel, permissions or licences, regulate marketing, sales practices and advertising or require adequate financial resources to be maintained. If any of the regulatory authorities were to take such action, ARG may be required to cease conduct of a particular regulated business or modify the way in which it is conducted. Agreements made in contravention of relevant regulations may be unenforceable against the customer or borrower respectively.

In addition, the insurance industry in the United Kingdom and Europe has over the past few years been, and will in the future be, subject to increased scrutiny by regulatory bodies. It can be expected that further reviews and changes to applicable laws and regulations will occur in the future, whether as a result of this scrutiny or otherwise, which may affect the conduct of ARG's business.

The OFT default charges investigation.

The OFT Statement of Principles states that contractual terms imposed by store card issuers, which require a consumer to pay more on default than a court would order them to pay if they were sued for breach of contract would be unfair. The OFT has indicated that they expect card issuers to re-calculate their default charges in line with its published guidelines. The OFT Statement of Principles indicates that default charges in excess of £12 will be considered to be unfair unless there are exceptional business factors, and a number of competitors' initial responses have been to reduce their level of default charge fees. The guidelines, and any responses to the guidelines, are expected to have an adverse affect on ARG's operating results and could have an adverse effect on ARG's business, reputation and/or financial condition.

There may be changes in data protection legislation, judicial Interpretations or the consumer environment which may affect the regulations to which ARG is subject.

ARG uses a number of databases for various purposes, including direct marketing. Concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial government regulation of the direct marketing industry.

ARG's business and activities and the information it uses in its business and activities are therefore subject to a variety of government regulations, including, but not limited to, the EU Directive on the protection of individuals with regard to the processing of personal data and the protection of privacy in the electronic communications sector, the UK Data Protection Act 1998 and the UK Privacy and Electronic Communications (EC Directive) Regulations 2003. In addition, as ARG conducts its business in Ireland and other parts of the world, it is subject to the relevant laws and regulations of those countries and the risks associated with ARG's compliance with those laws and regulations.

Any of these laws and regulations are subject to revision and ARG cannot predict the impact of legislative or regulatory changes on ARG's business. Consumer attitudes towards restrictions on information collection and use could influence unfavourable legislation. Any changes to the existing applicable laws and regulations or any determination that other laws and regulations are applicable to ARG could increase its costs or impede its ability to market directly to customers and potential customers, which could adversely affect ARG's business, reputation, financial condition and operating results.

ARG may be adversely affected by complaints, adverse publicity or litigation in relation to its products.

ARG may be adversely affected by complaints and litigation from customers or regulatory authorities resulting from product quality, illness, injury or other safety concerns or other issues stemming from one or more products, their packaging or advertising. ARG requires its product suppliers to satisfy certain standards regarding the quality and specification of its products. However, in the event of a product liability claim or product recall being required in circumstances

where the financial consequences are not satisfied by a supplier it may have a material adverse effect on the financial performance of ARG. Any litigation or complaints and any adverse publicity surrounding such allegations and/or actions could materially adversely affect ARG's business, reputation, financial condition and/or operating results. ARG may also experience reduced demand for its products as a result of negative publicity surrounding the retail sector in general or in relation to products sold by other retailers.

ARG could fail to protect adequately its valuable intellectual property rights. ARG could face claims for infringement of intellectual property belonging to others.

ARG relies on a combination of trade marks, design rights, copyrights, patents and contractual restrictions to protect its brands, designs, inventions and trade secrets. The protection provided by these intellectual property rights and contractual restrictions is limited and varies between the UK, the Republic of Ireland and other countries. There can be no guarantee that current or future applications for registered intellectual property rights will be granted or that ARG's intellectual property rights and contractual provisions will be adequate to prevent the misappropriation, infringement or other unauthorised use of ARG's intellectual property by third parties. There is also a risk that ARG is infringing, or may in the future infringe, the intellectual property rights of third parties. In either case, litigation may be necessary which could result in substantial costs to, and the diversion of efforts by ARG, with no guarantee of success. ARG could have the validity or its ownership of its rights challenged and it may lose them. ARG could be liable to pay damages, and, subject to obtaining a licence of relevant third party rights or designing around such rights on a timely and cost effective basis, it may be prevented from using its brands, supplying its products and services and operating its business generally. This could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

1.2 Risks relating to the market

ARG's performance could be adversely affected by poor economic conditions.

ARG derives a substantial proportion of its profits from the UK and a material proportion from the Republic of Ireland and is therefore sensitive to fluctuations in the UK and Irish economies. A downturn in the UK and/or Irish economy or an increase in interest rates in either country, may adversely affect the financial performance of ARG because it could, among other things, affect consumer spending, house price growth and sales, which, in turn, could impact consumer spending on retail products, DIY repairs and home enhancement. In addition, to the extent that a downturn may lead to reduced sales and a resulting decrease in cash from operations, ARG's ability to service its debts, manage its fixed cost base, or implement its store investment and growth strategies, could be impaired.

ARG's results of operations and financial performance could be materially adversely affected by a change in consumer preferences, perception and/or spending.

The retail industry is subject to changes in consumer preferences, perceptions and spending habits. ARG's performance depends on factors which may affect the level and patterns of consumer spending in the UK. Such factors include consumer preferences, consumer confidence, consumer incomes and consumer perceptions of the quality of certain products. A general decline in purchases of ARG's products could occur as a result of a change in consumer preferences, perceptions and spending habits at any time and future success will depend partly on the ability of ARG to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Such changes, and a failure to adapt ARG's offering to respond thereto, may result in reduced demand and lower prices for ARG's products, a decline in the market share of ARG's products, limitations on ARG's ability to increase prices and increased levels of selling and promotional expenses. Any changes in consumer preferences could result in lower sales of ARG's products or put pressure on pricing, and could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

ARG's failure to compete effectively in the highly competitive markets in which it operates.

The UK retail market is highly competitive. ARG's Argos stores compete with a variety of other retail merchandisers, large and medium-sized specialist chains, general retailers such as department stores and electrical goods stores. It also competes with a variety of other retailers, such as supermarkets, discount retailers, mail order retailers and Internet retailers, some of whom, such as Tesco and Wal-Mart are actively looking to expand their product offerings and channels to market into Argos' traditional markets. ARG's Homebase stores primarily compete with DIY retailers with large format stores, such as B&Q, Focus and Wickes, and a large number of home enhancement stores, such as Ikea and MFI. Certain of ARG's competitors in each of these markets have large retail networks, some with non-UK operations, and may have greater financial, marketing and other resources or lower cost bases than ARG. These competitors may adopt more aggressive pricing policies, undertake more extensive marketing advertising campaigns or successfully replicate ARG's business model. This may have a negative impact on the future financial performance of ARG.

In order to effectively compete ARG must: anticipate and/or quickly respond to changing consumer preferences or factors affecting consumer spending or behaviour; continue to maintain positive brand recognition whilst effectively marketing its products across a broad range of markets and to a broad range of customers; continue to effectively manage its fixed cost base; and continue to efficiently source its products and manage its supply chain to competitively price its products.

Failure to compete on these bases could materially adversely affect ARG's business, reputation, financial condition and/or operating results. Furthermore, there can be no assurance that ARG will be able to maintain its market shares in its product markets and channels to market as a result of such competition.

Changes in fiscal and/or employment policy.

ARG cannot predict the impact of future changes in UK fiscal policy on its business nor can it predict the impact of future changes in fiscal policy on the attractiveness of its financial services offerings. Amendments to existing legislation (particularly if there is an increase in tax rates or a withdrawal of any tax relief) or the introduction of new rules may impact upon the decisions of either existing or potential customers. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

ARG is dependent upon an available labour pool of employees, many of whom are hourly employees whose pay is subject to the UK national minimum wage. Past increases in the minimum wage have increased ARG's labour costs. In addition, under the UK National Insurance Contributions and Statutory Payments Act 2004, employers must contribute to the National Insurance payments on behalf of each employee earning above a designated threshold. An increase in the wages or employers' mandatory National Insurance contributions will increase the amount ARG contributes on behalf of its employees. Any increases in labour costs could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

ARG's products are supplied from a number of overseas markets, and may be affected by a change in government or government policy in respect of, or which impacts, these products.

ARG sources a significant proportion of its products from overseas either: directly sourcing from product suppliers in Asia via ARG's subsidiary, ARG Asia; through direct import agents; or divisions of overseas suppliers. There are political risks associated with such supply and a change in policy (such as the imposition of import and/or export quotas or import and/or export tariffs) of the UK government, the European Union and/or the government of the market of the product supplier could materially adversely affect ARG's business, reputation, financial condition and/or operating results.

The implementation of current and proposed European legislation relating to the environmental impact of ARG's products.

From July 2006, the RoHS Directive bans electrical and electronic equipment ("**EEE**") containing more than agreed levels of hazardous substances. ARG is responsible for ensuring that the goods it imports are compliant with the RoHS Directive and may incur costs arising from loss of sales and disposal where such goods are not compliant.

The WEEE Directive is expected to be implemented in the UK in late 2006/early 2007. The Republic of Ireland has already implemented the WEEE Directive. As an importer and producer of EEE, ARG will be required to take responsibility for the environmental impact of its imported and own-brand products and a proportion of historic household EEE when they become waste which will involve financial obligations in respect of safe recovery and recycling of any residue. As a retailer of EEE in the UK, ARG will come under an obligation either to allow customers to return waste EEE free of charge on the sale of a new item (in-store take back) or join an approved retail compliance scheme. In the Republic of Ireland, 'in-store take back' is the only option available. ARG anticipates that certain collection facilities for EEE may be located on its property and that it will be required to comply with various regulatory requirements and a code of practice with respect to its responsibilities for collecting and recycling of EEE.

EU law on packaging and packaging waste was implemented in the UK in the mid-1990s with the aim of reducing the impact of packaging and packaging waste on the environment. The legislation has since been updated to include new recovery and recycling targets to be met by 31 December 2008 pursuant to which the UK must recover 60% of all packaging waste. ARG companies which generate packaging waste (Argos and Homebase) participate in registered compliance schemes in the UK and the Republic of Ireland, which are responsible for meeting ARG's recovery and recycling targets. ARG anticipates that current costs of compliance will increase with the introduction of the new targets.

1.3 Risks relating to the ARG Shares

There has been no prior public market for the ARG Shares and an active public market for the ARG Shares may not develop or be sustained.

Prior to the Demerger, there will have been no public trading market for the ARG Shares. Although GUS is currently listed and ARG Holdings will apply for Admission, the Directors can give no assurance that an active trading market for the ARG Shares will develop or, if it develops, will be sustained. If an active trading market does not develop or is not maintained, the liquidity and trading price of the ARG Shares could be adversely affected and investors may have difficulty selling their ARG Shares.

The share prices of publicly traded companies can be highly volatile.

The price of publicly traded shares is subject to volatility and particularly for a period of time following Admission. The market price of ARG Shares and the price which investors may realise for their ARG Shares could be subject to significant fluctuations due to a variety of factors, including, amongst other things, actual or anticipated fluctuations in the operating performance of ARG, announcements of product offerings by existing and future competitors, regulatory changes or changes in financial estimates by securities analysts, as well as stock market fluctuations and general economic conditions unrelated to ARG's actual performance or conditions in its key markets. Investors may not be able to resell their ARG Shares at or above the price at which ARG Holdings is admitted to trading on the London Stock Exchange's market for listed securities.

Future sales of ARG Shares in the public market could cause the share price to fall.

The Directors are unable to predict whether substantial amounts of the ARG Shares will be sold in the open market following Admission. Sales of a substantial number of the ARG Shares in the public market after Admission, or the perception that these sales might occur, could depress the market price of the ARG Shares and could impair ARG's ability to raise capital through the sale of additional equity securities.

As a holding company, ARG Holdings' ability to pay dividends will depend upon the level of distributable reserves and the level of cash balances.

The payment of dividends by ARG Holdings is subject to ARG Holdings having sufficient distributable reserves for such purposes following the ARG Reduction of Capital and after the receipt of amounts from its subsidiaries.

Any dividend payments will be in pounds sterling and any investor whose principal currency is not pounds sterling will be subject to exchange rate fluctuations.

The ARG Shares are, and any dividends to be paid in respect of them will be, denominated in pounds sterling. An investment in the ARG Shares by an investor whose principal currency is not pounds sterling exposes the investor to foreign currency exchange rate risk. Any depreciation of sterling in relation to such foreign currency will reduce the value of the investment in the ARG Shares or any dividends in foreign currency terms and any appreciation of sterling will increase the value in foreign currency terms.

The rights of holders of ARG Shares are governed by English law and US Holders may not be able to exercise pre-emptive rights.

If the share capital of ARG Holdings is increased and new shares are issued for cash, existing shareholders are entitled to pre-emptive rights in respect of those shares unless waived by a shareholders' resolution. If ARG Holdings allots ARG Shares for cash in the future, even in circumstances where pre-emptive rights are not waived, holders of ARG Shares outside the UK may not be able to exercise their pre-emptive rights for ARG Shares unless ARG Holdings decides to comply with applicable local laws and regulations. US Holders would not be able to exercise their pre-emptive rights to the new ARG Shares unless an effective registration statement was in place or an exemption from the registration requirements of the US Securities Act was available. There can be no assurance that ARG Holdings will file any such registration statement, or that an exemption to the registration requirements of the US Securities Act will be available, which would result in the US Holders being unable to exercise their pre-emptive rights.

The rights afforded to ARG Shareholders will be governed by English law and by ARG Holdings' constitutional documents and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions, and, in most cases, only the corporation can bring an action in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

2 Risks relating to Experian

Prior to voting on the Proposals, GUS Shareholders should carefully consider the risk factors relating to Experian's business, the industry it operates in together with all other information contained in this document. Additional risks and uncertainties not presently known to GUS or that GUS currently believes to be immaterial may also have a material adverse effect on Experian's financial condition or business success. If any, or a combination, of these risks actually occurs, Experian's business, reputation, financial condition and/or operating results could be adversely affected. If this occurs, the price of the GUS Shares, or after Admission the price of the Experian Shares, may decline and shareholders could lose all or part of their investment.

2.1 Risks relating to Experian's business

Experian could lose its access to credit and other data from external sources which could prevent Experian from providing its products and services.

Experian relies upon data from external sources, including data received from customers, strategic partners, and various government and public record services. Experian's data sources could withdraw their data for a variety of reasons, and Experian could also become subject to legislative or judicial restrictions on the use of such data, in particular if such data is not collected by the third parties in a way which allows Experian to legally use and/or process the data. Experian does compete with several of its third party data providers. If a substantial number of data sources, or certain key sources were to withdraw or be unable to provide their data, or if Experian were to lose access to data due to government regulation or if the collection of data became uneconomical, Experian's ability to provide products and services to its clients could be impacted, which could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

There could be security breaches of Experian's systems and processes.

Experian's business requires the appropriate use and protection of consumer and other sensitive information. Electronic commerce, including that which is Internet based, requires the secure transmission of confidential information over public networks and several of Experian's systems are accessed through the Internet. Despite the security measures Experian has taken and continues to take, its systems and processes may be vulnerable to physical break-ins, attacks by hackers and other disruptive problems. Experian takes active steps to utilise appropriate technical and organisational security measures in relation to its data and information technology. However, there can be no assurance that these would keep pace with rapidly changing technology in the products that it uses to ensure the security of information and this could increase the risk of a security breach. Experian's partners or third party contractors may also experience security breaches involving the storage and transmission of proprietary information. If someone gains unauthorised access to Experian's data, they may be able to steal, publish, delete or modify confidential information that is stored or transmitted on the networks. Security or privacy breaches may:

- deter data suppliers from supplying data to Experian;
- harm Experian's reputation;
- expose Experian to liability;
- require Experian to take remedial action, which may involve significant investment and changes to Experian's current operating practices;
- increase operating expenses required to correct problems caused by the breach;
- affect Experian's ability to meet customers' expectations;
- deter customers from using Experian's products and services;
- result in Experian being in breach of certain data protection and related legislation; or
- cause inquiry from governmental authorities.

If security is breached, this could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

Experian's information has been and could in the future be misappropriated or misused.

As with other participants in the industries in which Experian and its businesses operate, from time to time, confidential information that it maintains has been subject to misappropriation, theft and deliberate or unintentional misuse by current or former employees, third party contractors or other parties who have had permitted access to such information. Any such misappropriation and/or misuse of Experian's information could result in Experian, among other things, being in breach of certain data protection and related legislation. Experian maintains strict policies and training programmes to educate its employees and mitigate against the likelihood of any such misappropriation, theft or misuse from occurring and pursues enforcement actions against those parties who are discovered or alleged to have engaged in such misconduct. Experian expects that it will need to continue to closely monitor the accessibility to and use of confidential information in its business, educate its employees and third party contractors about the risks and consequences of

any misuse of confidential information and, to the extent necessary, pursue legal or other remedies to enforce its policies and deter future misuse.

Experian could experience systems failures delaying the delivery of its services or products to its customers.

Experian's ability to provide reliable service in a number of its businesses depends on the efficient and uninterrupted operation of its information technology and data centres. Such dependency exposes Experian to risk in the event that its technology or systems experience any form of damage, interruption or failure. Experian's systems and operations could be exposed to, amongst other things, damage or interruption from telecommunications failure, unauthorised entry and malicious computer code, fire, natural disaster, power loss, industrial action, and acts of war or terrorism. In the event of such an incident, the systems or processes may not deliver the data quality required and relied upon by Experian or its customers. Although Experian has taken precautions to prevent a systems failure, including business continuity and disaster recovery plans and systems, there can be no assurance that these would be successful in preventing an interruption to the operations and system of Experian and Experian's property and business interruption insurance may not be adequate to compensate for all losses or failures, including damage to reputation that may occur. There was one instance of a malicious attack on the system of one of the Experian businesses in 2005 which resulted in the operations of that business being disrupted for several days, but which did not result in any data being lost or compromised. Any significant failures and interruptions could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

In addition, Experian internally supports and maintains many of its computer systems. Failure to monitor or maintain these systems or, if necessary, to find a replacement for the relevant technology in a timely and cost-effective manner, could have a material adverse effect on Experian's ability to conduct its operations.

Experian's products and services could become less competitive or obsolete if it fails to keep pace with rapidly changing technology.

The markets for Experian's products and services are characterised by technological changes, frequent introductions of new services and products and evolving industry standards. Advances in technology may result in changing customer preferences for products and services and delivery formats and any such change in preferences may be rapid. Clients may choose to move or develop equivalent services in-house. If Experian fails to enhance its current products and develop new products in response to changes in technology, industry standards or customer preferences, Experian's products and services could rapidly become less competitive or obsolete. Experian could experience delays while developing and introducing new products and product enhancements, due to difficulties developing models, acquiring data or adapting to particular operating environments. Software errors or other defect errors in Experian's products could affect the ability of its products to work with other hardware or software products, could delay the development or release of new products or new versions of products and could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

Experian may face increased competition from stronger competitors.

The size of Experian's competitors varies and Experian's competitive position in those markets depends upon the relative strength of competitors in each market. The resources that Experian allocates to the various markets differ and certain competitors may allocate greater resources to a particular market segment than Experian does. As a result, Experian's competitors may be in a better position to anticipate and respond to new or changing customer requirements, emerging technologies and market trends, or introduce new products and services and pricing strategies that directly compete with Experian's. In addition, new competitors and alliances amongst Experian's current competitors may emerge and this may potentially reduce its market share, revenue, or margins.

Experian could fail to protect adequately its valuable intellectual property rights.

Experian's success and ability to compete effectively depends in part upon the protection of its technologies, products, services and brands through intellectual property rights, including patents, copyrights, database rights, trade secrets and trade marks. The extent to which such intellectual property rights can be obtained and enforced varies between jurisdictions.

In particular, Experian seeks patent protection for its inventions, such as business systems and methods, in jurisdictions where such protection is available and where Experian considers it appropriate. There has been considerable doubt over the patentability of and the extent of protection for such inventions over recent years. No assurance can be given that Experian will develop technologies and products which are patentable or that any pending or future patent application will be granted. Experian also enters into agreements concerning intellectual property rights, including assignments, confidentiality agreements, intellectual property licences and other agreements, as it deems appropriate, with its employees, consultants and business and technology partners to control the ownership, use, access to and distribution of its technologies and proprietary information.

Despite these efforts, Experian cannot be certain that the steps taken to prevent unauthorised use of its intellectual property rights are sufficient to prevent misappropriation of its technologies, products or services. In addition, Experian may not be able to adequately enforce its intellectual property and contractual rights. In those circumstances, litigation may be necessary, which could result in substantial costs to, and diversion of efforts by, Experian with no guarantee of success. In addition, Experian could have the validity or its ownership of those intellectual property rights challenged and such challenges could succeed. A failure to adequately maintain and enforce such rights may affect Experian's ability to commercialise its technologies, products and services. There can be no assurance that competitors have not developed or will not develop equivalents to Experian's technologies, products or services, or have not designed or will not be able to design around Experian's intellectual property rights. The occurrence of these events could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

See Part X: "Experian Business Overview" and Part XIX: "Additional Information" of this document for details of certain intellectual property disputes.

Experian faces and could continue to face claims for intellectual property infringement.

There have been substantial litigation and other proceedings, particularly in the United States, regarding patent and other intellectual property rights in the information technology industry. There is a risk that Experian is infringing, or may in the future infringe, the intellectual property rights of third parties. Experian monitors third party patents and patent applications that may be relevant to its technologies and products and carries out freedom to operate analyses where it deems appropriate. However, such monitoring and analysis has not been, and is unlikely in the future to be, comprehensive, and it may not be possible to detect all potentially relevant patents and patent applications. Since the patent application process can take several years to complete, there may be currently pending applications, unknown to Experian, that may later result in issued patents that cover its products and technologies. As a result, Experian may infringe existing and future third party patents of which it is not aware. If Experian expands its operations there is a higher risk that such activity could infringe the intellectual property rights of third parties.

Third party intellectual property infringement claims and any resultant litigation against Experian or its technology partners or providers, could subject Experian to liability for damages, restrict Experian from using and providing its technologies, products and services or operating its business generally, or require changes to be made to its technologies, products and services. Even if Experian prevails, litigation is time consuming and expensive to defend and would result in the diversion of management's time and attention.

If a successful claim of infringement is brought against Experian and it fails to develop non-infringing technologies, products and services or to obtain licences on a timely and cost effective basis this could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

See Part X: "Experian Business Overview" and Part XIX: "Additional Information" of this document for details of certain intellectual property disputes.

Acquisitions may not meet expectations.

Experian's business strategy includes growth through the acquisition of complementary businesses, products and services. This strategy is dependent upon the ability to find suitable acquisitions, the ability to finance them on terms that are acceptable to Experian, and the absence of regulatory restrictions preventing the acquisition. Such acquisitions may require Experian to obtain additional equity or debt financing, which may not be available on favourable terms or at all. If Experian is unable to acquire suitable complementary businesses, products and services, it may experience slower growth.

There can be no assurance that Experian will be effective in identifying or making acquisitions or in forging alliances. The complementary businesses, products and services acquired by Experian may fail to meet performance expectations including:

- the anticipated benefit of such acquisitions may not be achieved;
- the possibility that Experian could pay more than the acquired companies or assets are worth;
- unexpected liabilities arising out of the acquired businesses;
- the integration of the new systems, operations and personnel could be more difficult than anticipated and could distract management from Experian's ongoing business;
- Experian's ongoing business could be disrupted;
- key employees and customers could be lost as a result of any integration; and
- the markets in which acquired businesses operate may adversely change and could result in Experian deciding to withdraw from such markets, as has been the case with MetaReward.

Experian's international operations subject its business to additional complexities.

Experian conducts business in parts of the world with higher risk profiles. As part of Experian's growth strategy, it plans to continue to pursue international opportunities, and its international business subjects it to a variety of complexities raising a variety of risks including:

- political and economic instability;
- greater information security risk profiles;
- unexpected changes in regulatory requirements and policy and the adoption of laws detrimental to operations, such as legislation relating to the collection and use of personal data or the adoption of laws, regulations, or treaties governing the use by Experian of encryption-related software;
- negative impact of currency exchange rate fluctuations;
- reduced protection for intellectual property rights;
- the costs and difficulties of managing operations and strategic partnerships; and
- increased restrictions on the repatriation of earnings.

Experian is exposed to interest rate risk.

A substantial part of Experian's borrowing costs are subject to fluctuations in the level of interest rates, which could materially adversely affect Experian's business, financial condition and/or operating results. Further details of Experian's banking facilities are set out in paragraph 41 of Part XIX: "Additional Information" of this document.

Experian is dependent upon highly skilled personnel.

Experian is dependent upon the principal members of its senior management and other critical staff. Loss of its senior management and key staff could have an adverse effect on the business and might slow the achievement of important business goals. Experian's future success will depend partly on its ability to attract and retain top quality management and key staff. The labour market for these individuals is competitive for the particular skills and experience Experian needs and it may not be able to find the necessary staff with the necessary skills and experience, particularly in new markets in which Experian would like to expand. If Experian is unable to find appropriate staff, this could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

The outcome of litigation or regulatory proceedings in which Experian is involved could be adverse.

Experian is continuously involved in various legal proceedings that arise during the course of business. These include individual consumer cases, class-action lawsuits, particularly in the US, and actions brought by regulators. While Experian does not have reason to believe that the outcome of any such pending or threatened litigation will have a material adverse effect on its financial position, litigation is essentially unpredictable and there is the possibility of rulings against Experian that could be material. In the future, Experian could incur judgements or enter into settlements of claims that could materially adversely affect Experian's business, reputation, financial condition and/or operating results. Experian's insurance arrangements may be insufficient to cover an adverse judgment in a large class action lawsuit. See Part XIX: "Additional Information" of this document for a description of ongoing litigation and regulatory proceedings involving Experian.

Agreements with key long-term customers may not be renewed.

Experian has relationships, many of which are long term, with a number of large customers. Although Experian is confident that the quality of products and services provided to those customers should continue to make those relationships successful, there is no assurance of that. These relationships (and underlying agreements) could be lost for a variety of reasons including but not limited to Experian's products and services not meeting customer expectations, market competition, customer requirements, and the consolidation of customers through mergers or acquisitions, as was the case for Experian's Management Systems business upon Bank of America's acquisition of MBNA. A loss of a significant number of major customers could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

Tax provisions made by GUS may turn out to be insufficient.

The policy of the GUS Group has been to organise its affairs with a view to managing and mitigating its exposure to taxation in the various jurisdictions in which the Group operates. Following the Demerger, Experian will remain susceptible to possible changes of law or to possible challenges from tax authorities under existing law, which may result in a material adverse effect on the amount of tax payable by Experian as regards past and future periods. As regards past periods, the GUS Group, both as regards ARG and Experian, has made what it considers to be a prudent tax provision on the basis of current law. It is possible that the provision may turn out to be insufficient and this could materially adversely affect Experian's financial condition. See Part XI: "Experian Operating and Financial Review" of this document for further discussion of this issue.

2.2 Industry-related risks

There may be changes in legislation, judicial interpretations or the consumer environment which may affect the regulations to which Experian is subject.

Concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial government regulation of the credit reporting industry, as well as regulation of the direct marketing industry.

The information and personal data stored on Experian's databases are key to Experian's business and activities. This information and personal data is subject to a variety of government regulations, including, but not limited to, the EU Directive on the protection of individuals with regard to the processing of personal data and the free movement of such data, the EU Directive on the processing of personal data and the protection of privacy in the electronic communications sector, the UK Data Protection Act 1998, the UK Privacy and Electronic Communications (EC Directive) Regulations 2003, the US Fair Credit Reporting Act (as amended by the US Fair and Accurate Credit Transactions Act), US Gramm-Leach-Bliley Act, the US Health Insurance Portability and Accountability Act, US Drivers' Privacy Protection Act and the Controlling the Assault of Non-Solicited Pornography and Marketing Act. In addition, as Experian conducts its business in emerging markets and other parts of the world, it becomes subject to the laws and regulations of those countries and the risks associated with Experian's compliance with those laws and regulations.

Any of these laws and regulations are subject to revision and the Directors cannot predict the impact of legislative or regulatory changes on Experian's business. Consumer attitudes toward restrictions on information collection and use could influence unfavourable legislation. Any changes to the existing applicable laws and regulations or any determination that other laws and regulations are applicable to Experian could increase its costs, limit demand for its services, or impede its ability to provide its services to its customers, which could adversely affect Experian's business, reputation, financial condition and/or operating results. In particular, and in addition to incurring compliance costs, changes to data protection or data privacy legislation may create significant business interruption risks if Experian is no longer able to use customer data in the same way as it previously has.

There could be a downturn in general economic conditions.

A significant portion of Experian's revenue is derived from the provision of credit information in connection with the supply of consumer credit. Consumer demand for credit tends to grow more slowly or decline during periods of economic contraction or slow economic growth. Rising rates of interest may reduce consumer demand for credit which could reduce consumer's demand for credit information. A general economic downturn could result in a reduced demand for Experian's products and services. Revenues are dependent to a certain extent upon general economic conditions and upon conditions in the industries served by it. A downturn in the consumer credit, the financial services or the insurance industry, including a downturn caused by increases in interest rates or a tightening of credit, among other factors, could materially adversely affect Experian's business, reputation, financial condition and/or operating results.

There may be consolidation in Experian's end client market.

Mergers or consolidations amongst Experian's clients could reduce the number of its clients and potential clients. This could adversely affect its revenues even if these events do not reduce the aggregate number of clients or the activities of the consolidated entities. If Experian's clients merge with or are acquired by other entities that are not its clients, or that use fewer of its services, they may discontinue or reduce their use of Experian's services, as MBNA did when it was acquired by Bank of America. The adverse effects of consolidation will be greater in sectors that Experian is particularly dependent upon, for example, consolidation in the financial services sector. Any of these developments could materially adversely affect Experian's business, financial condition and/or operating results.

2.3 Risks relating to the Experian Shares

There has been no prior market for the Experian Shares and an active public market for the Experian Shares may not develop or be sustained.

Prior to the Demerger, there will have been no public trading market for the Experian Shares. Although GUS is currently listed and Experian Group will apply for Admission, the Directors can give no assurance that an active trading market for the Experian Shares will develop or, if it develops, will be sustained following Admission and/or the closing of the Experian Offer. If an active trading market does not develop or is not maintained, the liquidity and trading price of the Experian Shares could be adversely affected and investors may have difficulty selling their Experian Shares. The Offer Price, which may bear no relationship to the price at which Experian Shares will trade upon Admission and completion of the Experian Offer, will be agreed between Experian Group, Merrill Lynch and UBS based upon factors that may not be indicative of future market performance. See Part XIV: "Details of the Experian Offer" of this document for a description of the Experian Offer.

The share prices of publicly traded companies can be highly volatile.

The share prices of publicly traded companies can be highly volatile. The price at which the Experian Shares may be quoted and the price which investors may realise for their Experian Shares

will be influenced by a large number of factors, some specific to Experian and its operations and some which may affect the information solutions industry and/or business services industry as a whole or quoted companies generally. These factors could include Experian's financial performance, development programmes, large purchases or sales of shares, legislative or regulatory changes in the information solutions industry and general economic conditions. Investors may not be able to sell their Experian Shares at or above the Offer Price.

Experian's operating results may fluctuate and be difficult to predict, and if they fail to meet the expectations of securities or investors, the market price of its shares may decline significantly.

Experian's quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside its control. Since Experian's operating results may fluctuate and be difficult to predict, its management believes that quarter-to-quarter comparisons of Experian's operating results do not necessarily provide a good indication of Experian's future performance. In addition, if Experian's operating results fall below the expectations of securities analysts or investors, the trading price of the Experian Shares may decline rapidly and significantly.

Future sales of Experian Shares in the public market could cause the share price to fall.

The Directors are unable to predict whether substantial amounts of the Experian Shares, in addition to those which will be available in the Experian Offer, will be sold in the open market following Admission. Sales of a substantial number of the Experian Shares in the public market after Admission, or the perception that these sales might occur, could depress the market price of the Experian Shares and could impair Experian's ability to raise capital through the sale of additional equity securities.

As a holding company, Experian Group's ability to pay dividends will depend upon the level of distributions, if any, received from its operating subsidiaries and the level of cash balances.

The payment of dividends by Experian Group is subject to Experian Group having sufficient distributable reserves for such purposes following the Experian Reduction of Capital and after the receipt of amounts from its subsidiaries.

The ability of Experian Shareholders to receive UK sourced dividends will depend upon the level of distributable reserves and the level of cash balances.

The payment of dividends under the income access share arrangements may be suspended or terminated at any time and for any reason by Experian and is subject to GUS having sufficient distributable reserves for such purposes after the receipt of amounts from its subsidiaries. If dividends are not received via the IAS arrangements then they will be Irish-sourced and will be subject to Irish withholding tax rules.

Any dividend payments will be announced in US Dollars and any investor whose principal currency is not US Dollars will be subject to exchange rate fluctuations.

The Experian Shares are, and any dividends to be announced in respect of them will be, denominated in US Dollars. An investment in the Experian Shares by an investor whose principal currency is not US Dollars exposes the investor to currency exchange rate risk which may impact the value of the investment in the Experian Shares or any dividends.

Holders of Experian Shares in the US may not be able to participate in future equity offerings and their rights as shareholders will be governed by Jersey law.

Experian Group's constitutional documents provide for pre-emptive rights to be granted to its existing shareholders, unless such rights are disapplied by shareholder resolution; however, US shareholders may not be entitled to exercise these rights unless the rights and the Experian Shares are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Directors cannot at this point predict whether Experian Group would seek such registration and Experian Group would evaluate, at the time of any rights offering, the costs and potential liabilities associated with registration or qualifying for an exemption, as well as the indirect benefits to Experian of enabling US shareholders to exercise rights and any other factors Experian Group considers appropriate at that time, prior to making a decision whether to file a registration statement with the US Securities Exchange Commission or utilise an exemption from the registration requirements of the Securities Act.

The rights afforded to Experian Shareholders will be governed by Jersey law and by Experian Group's constitutional documents and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions, and, in most cases, only the corporation can bring an action in respect of any wrongful act committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

Holdings of Experian Shares by US persons will be limited.

The Experian Articles are expected to contain a limitation on the holding of Experian Shares by US persons (subject to certain exemptions) in order to avoid SEC registration requirements and a provision pursuant to which such persons may be forced to sell their Experian Shares if such limitation is exceeded. Such sales will occur at the prevailing market price for the Experian Shares on the London Stock Exchange and the proceeds of sale (less any applicable fees, expenses or withholding taxes) will be remitted in pounds sterling. It may be possible that the sale of such Experian Shares may result in an investment loss for such holders depending on the prevailing market price of the Experian Shares at the time of sale or may result in capital gains or other taxes becoming payable by the former holder of such Experian Shares.

3 Risks relating to the Demerger

Prior to voting on the Demerger, GUS Shareholders should carefully consider the risk factors relating to the Demerger together with all other information contained in this document. Additional risks and uncertainties not presently known to GUS or that GUS currently believes to be immaterial may also have a material adverse effect on GUS' financial condition or business success. If any, or a combination, of these risks actually occurs, GUS' business, reputation, financial condition and/or operating results could be adversely affected. If this occurs, the price of the GUS Shares, Experian Shares and/or ARG Shares may decline and shareholders could lose all or part of their investment.

The Scheme and the Demerger are not inter-conditional.

Although it is expected that the Proposals will be implemented in full, as the Scheme and each of the Reductions of Capital described in Part III: "Explanatory Statement" of this document require different court approvals which cannot be inter-conditional, it is possible that the Demerger will not be implemented despite Experian Group becoming the new holding company of the Group. If that happens, GUS Shareholders will receive unlisted Experian Shares and will not receive ARG Shares. In such circumstances the Experian Board will seek the Admission of the Experian Shares. This would require a new application for Admission and the production of a prospectus for Experian Group as the holding company of the entire GUS Group and would take a number of weeks.

The Scheme and the Demerger may not take place before the longstop date.

If the Scheme has not become effective by 31 December 2006 (or such later date as GUS, Experian Group, Hampden Group, ARG (UK) Limited and ARG Holdings may agree and the Court may allow), it will lapse and none of the Proposals will proceed. If the Demerger has not occurred by that date, it will not proceed.

If Admission does not occur GUS Shareholders will receive unlisted shares.

Neither the Scheme nor the Demerger are conditional on Admission. Although application will be made for Admission it is possible that the Scheme will become effective but that Admission does not occur or that the Scheme and the Demerger will become effective but that Admission does not occur. In such circumstances GUS Shareholders will receive unlisted Experian Shares (and unlisted ARG Shares if the Demerger takes place).

The ARG Reduction of Capital may not occur.

The ARG Reduction of Capital to reduce the capital of ARG Holdings and create distributable reserves for ARG Holdings is expected to occur after Admission. It is possible that the Scheme and Demerger take place and Admission occurs but that the ARG Reduction of Capital does not occur. In such circumstances, shareholders will still receive ARG Shares and Experian Shares pursuant to the Proposals but distributable reserves will not be created within ARG Holdings as described in Part III: "Explanatory Statement" of this document.

The Experian Offer may not take place.

Although it is expected that it will take place, the Experian Offer is subject to a number of conditions and may not take place at all or may raise less than £800 million regardless of whether the Scheme and the Demerger become effective.

Section 2: Demerger Mechanics

Part III: Explanatory Statement

Merrill Lynch

UBS Investment Bank

26 July 2006

To the holders of GUS Shares

Dear Shareholder

Recommended proposals for the separation of ARG and Experian

1 Introduction

We are writing to you on behalf of GUS to explain the Proposals.

Your attention is drawn to the Chairman's letter in Part I of this document, which outlines the reasons for the Proposals and contains the recommendation of your Board. The Chairman's letter forms part of this explanatory statement.

2 Summary of the Proposals

If fully implemented, the Proposals will create two new holding companies, ARG Holdings (which will be the holding company for the ARG Business) and Experian Group (which will be the holding company for the Experian Business). The Proposals require shareholder approval pursuant to the Listing Rules.

Instead of the shares you own in GUS, you will hold shares in ARG Holdings and shares in Experian Group. GUS Shareholders will receive:

for every one GUS Share	**one ARG Share** **and** **one Experian Share**

On the Scheme becoming effective, your GUS Shares will be cancelled. In their place, you will be issued with your ARG Shares and Experian Shares and, if your GUS Shares are held in certificated form, you will receive new share certificates.

If you hold GUS ADRs, you will be entitled to receive one Experian ADR and the ARG Share Cash Value for each GUS ADR held. Please refer to paragraph 13 below for more information on your treatment as a holder of GUS ADRs.

In order to effect the Proposals in the most efficient way, it is proposed that they will be implemented in several steps as follows:

Pre-Demerger Reorganisation

First, a new intermediate holding company will be inserted between GUS and the rest of the Group and there will be a preliminary reorganisation of the ARG Business (the "**Pre-Demerger Reorganisation**"). The result of this reorganisation will be that the companies operating the ARG Businesses which will form ARG immediately following the Demerger will be held by a wholly owned subsidiary of GUS, Hampden Group Limited. The Pre-Demerger Reorganisation does not need GUS Shareholder approval and the implementation of the majority of the Pre-Demerger Reorganisation is expected to take place before the Shareholder Meetings.

Prior to the Scheme becoming effective there will also be a subdivision and consolidation of the share capital of ARG Holdings and Experian Group. It will also be necessary to issue a small number of additional shares in ARG Holdings and Experian Group to the ARG Subscribers and the Experian Subscribers respectively.

Merrill Lynch International
Registered office: Merrill Lynch Financial Centre,
2 King Edward Street, London EC1A 1HQ
Registered in England: No. 2312079

UBS Investment Bank is a business group of UBS AG
UBS Limited is a subsidiary of UBS AG
UBS Limited is incorporated as a limited liability company in England & Wales
Registered Address: 1 Finsbury Avenue, London EC2M 2PP
Company Number: 2035362
UBS Limited is a member of the London Stock Exchange

Scheme of Arrangement and the Demerger

Second, pursuant to Part I of the Scheme, GUS Shareholders will receive one Experian Share in respect of each GUS Share held by them at the Scheme Record Time. The result of this part of the Proposals is the insertion of Experian Group as the new holding company of the GUS Group.

Third, pursuant to Part II of the Scheme, a reduction of capital of Hampden Group Limited (the new holding company for the ARG Business) and a distribution *in specie* by GUS, ARG (UK) Limited (a newly incorporated company) will become a direct subsidiary of Experian Group and will hold the ARG Business. The result of this part of the Proposals is that the ARG Business will be held by Experian Group through ARG (UK) Limited and not by GUS.

Fourth, pursuant to Part III of the Scheme, a reduction of capital of ARG (UK) Limited and a separate reduction of capital of Experian Group, ARG (UK) Limited will cancel its existing shares (other than shares in ARG (UK) Limited held by ARG Holdings) and issue new shares to ARG Holdings. In return, ARG Holdings will issue ARG Shares to Experian Shareholders (i.e. former GUS Shareholders). The result of this part of the Proposals is that the separation of the ARG Business and the Experian Business (i.e. the Demerger) will be completed.

In addition, the capital of Experian Group will be further reduced to create distributable reserves in Experian Group. The nominal value of the Experian Shares to be issued pursuant to the Scheme will be determined by resolution of the Experian Subscribers prior to the Scheme becoming effective. The total amount by which the capital of Experian Group will be reduced pursuant to the Experian Reduction of Capital will be equal to the market value of ARG Holdings and a further amount which will be credited to Experian Group's reserves. These reserves will give Experian Group distributable reserves to enable it to pay dividends in the future.

Post-Demerger ARG Reduction of Capital

Following completion of the Demerger, ARG Holdings will undertake a reduction of capital (the "**ARG Reduction of Capital**"). The nominal value of the ARG Shares to be issued pursuant to Part III of the Scheme will be determined by resolution of the ARG Subscribers prior to the Scheme becoming effective. The aggregate capital to be reduced and credited to ARG Holdings' reserves pursuant to the ARG Reduction of Capital will be determined by resolution of the ARG Subscribers prior to the Scheme becoming effective. The purpose of this part of the Proposals is to create distributable reserves in ARG Holdings to enable it to pay dividends in the future.

Effect of Scheme, Demerger and Post-Demerger ARG Reduction of Capital

The end result of the steps outlined above is that for each GUS Share held immediately prior to the implementation of the Proposals, GUS Shareholders will receive one Experian Share and one ARG Share. The capital of Experian Group will be reduced pursuant to the Experian Reduction of Capital at the time of the Demerger. The capital of ARG Holdings will be reduced pursuant to the ARG Reduction of Capital after the Demerger.

Holders of GUS ADRs will be entitled to receive one Experian ADR and the ARG Share Cash Value for each GUS ADR they hold.

Although it is expected that the Proposals will be implemented in full, Parts II and III of the Scheme will not take effect unless the related reductions of capital (of Hampden Group Limited and ARG (UK) Limited respectively) are implemented, and the Demerger is subject to certain conditions (set out in paragraph 4 below) including Jersey Court approval of the Experian Reduction of Capital. As the Scheme and each of the Reductions of Capital require different approvals, it is possible that, *inter alia*, the Experian Reduction of Capital or the ARG UK Reduction of Capital will not be implemented despite the Scheme having become effective. If this were to happen, the Demerger would not take place and GUS Shareholders would ultimately receive one Experian Share for each GUS Share they own. Experian Group would then become the holding company of the entire Group.

In addition, the Scheme is not conditional on Admission; it is therefore possible that the Scheme will become effective but that the Demerger and Admission do not, in which case GUS Shareholders will receive Experian Shares which will initially be unlisted. If the Scheme becomes effective but the Demerger does not become effective, the Experian Board will seek the Admission of the Experian Shares. This would require a new application for Admission and the production of a prospectus for Experian Group as the holding company of the entire GUS Group which would take a number of weeks.

Experian Offer

Following the Demerger and simultaneous with Admission, Experian Group intends to issue new ordinary shares in order to raise new capital.

The GUS Directors currently expect the Experian Offer to raise approximately £800 million. The Experian Offer is expected to be underwritten and will comprise a pre-emptive offer to existing GUS Shareholders (excluding certain overseas shareholders, provided that overseas institutional investors will be eligible to participate where permitted) on a *pro rata* basis and an offer of up to 5% of Experian Group's share capital to institutional investors. The offer price and number of Experian Shares to be issued in the Experian Offer will be determined by GUS, Experian Group and the Underwriters on the completion of a competitive bookbuild process for the offer to institutional investors.

3 Detailed terms and description of the Proposals

3.1 Pre-Demerger Reorganisation

As mentioned, there will be a preliminary reorganisation of the ARG Business whereby various subsidiaries (which carry on the ARG Business) will be placed underneath a new UK holding company (which will be an existing company within the Group), which will then be a direct 100% subsidiary of GUS. As part of this reorganisation, ARG will be allocated net debt of approximately £200 million (on a pro forma basis as at 31 March 2006) in addition to its substantial leasehold obligations.

This step does not need GUS Shareholder approval and the majority of this step is expected to take place before the Shareholder Meetings.

3.2 Scheme of Arrangement and the Demerger

Scheme of Arrangement

The most efficient way of effecting the Proposals is to insert a new holding company above GUS. This is done pursuant to the Scheme, which is a Court approved process under section 425 of the Companies Act. Under the Scheme, GUS Shareholders will receive Experian Shares in place of their existing GUS Shares.

Under Part I of the Scheme:

(i) all GUS Shares in issue will be cancelled and the reserve arising from such cancellation will be used to pay up in full at par GUS Shares equal in number to the GUS Shares cancelled. These will be issued to Experian Group and/or its nominee(s); and

(ii) the holders at the Scheme Record Time will be allotted one Experian Share, credited as fully paid, for every one GUS Share then held.

As a result, Experian Group will become the holding company of the Group and all of its shares will be owned by the former GUS Shareholders (other than those Experian Shares owned by the Experian Subscribers). At present, Experian Group is wholly owned by the Experian Subscribers.

At the Extraordinary General Meeting, GUS Shareholders will be asked to authorise the issue and allotment to Experian Group of one new deferred share in GUS. This deferred share is required to be issued and allotted to Experian Group prior to the Scheme Effective Time in order to enable GUS to comply with a legal technicality. Immediately prior to the Scheme Effective Time, the Experian Subscribers will hold a small number of Experian Shares. Immediately following the Scheme Effective Time, all of the remaining share capital of Experian Group will be held by former GUS Shareholders.

Intra-Group Transfer of the ARG Business

Following Experian Group becoming the holding company of GUS, the companies comprising the ARG Business will be transferred by GUS to Experian Group pursuant to a number of intra-group steps including Part II of the Scheme.

Hampden Group Limited (the new holding company of the ARG Business) will undergo a Northern Ireland Court approved reduction of capital pursuant to article 145 of the Northern Ireland Companies Act (the "**Hampden Group Reduction of Capital**"). Under this reduction of capital all Hampden Group Limited shares in issue will be cancelled.

Under Part II of the Scheme, the reserve arising in the books of account of Hampden Group Limited as a result of such cancellation will be used to pay up in full at par new shares in Hampden Group Limited. The new shares in Hampden Group Limited will be issued to ARG (UK) Limited and, in consideration for the cancellation and the issue of shares to ARG (UK) Limited, ARG (UK) Limited will issue shares to Experian Group. The issue of the new shares in ARG (UK) Limited to Experian Group and not GUS (the previous shareholder of Hampden Group Limited) shall be at the direction of GUS in order to satisfy a distribution *in specie* of an amount equal to the book value of the Hampden Group Reduction Shares cancelled and extinguished pursuant to the Hampden Group Reduction of Capital.

The result of these intra-group steps is that the ARG Business will no longer be owned by GUS but will be owned by Experian Group through ARG (UK) Limited.

The Demerger

The Demerger will not proceed unless Experian Group has become the holding company of GUS pursuant to the Scheme (as described above) and the Intra-Group Transfer of the ARG Business has occurred (as described above).

Assuming these steps have taken place and the other conditions to the Demerger explained below have been satisfied, ARG (UK) Limited will undergo a Court approved reduction of capital pursuant to section 135 of the Companies Act (the "**ARG UK Reduction of Capital**"). Under this reduction of capital all ARG (UK) Limited shares in issue (other than the subscriber share) will be cancelled. Under

Part III of the Scheme, the reserve arising in the books of account of ARG (UK) Limited as a result of such cancellation will be used to pay up in full at par new shares in ARG (UK) Limited. Such new shares would ordinarily be issued to Experian Group but by virtue of the Experian Reduction of Capital described below will be issued to ARG Holdings.

Experian Group will also undergo a separate Jersey Court approved reduction of capital (the "**Experian Reduction of Capital**"), under which the capital of Experian Group will be reduced by an amount which, in aggregate, is expected to be equal to at least the market value (after the Intra-Group Transfer of the ARG Business) of all shares in ARG (UK) Limited cancelled pursuant to the ARG UK Reduction of Capital described above. This reduction of capital amount will be satisfied by the issue by ARG Holdings of ARG Shares to the Experian Shareholders on the following basis:

for every one Experian Share held **one ARG Share**

The end result will be that former GUS Shareholders will hold one Experian Share and one ARG Share in place of every one GUS Share held at the Scheme Record Time. In addition, the Experian Reduction of Capital will reduce the capital of Experian Group to create distributable reserves in Experian Group.

Holders of GUS ADRs will be entitled to receive one Experian ADR and the ARG Share Cash Value for each GUS ADR they hold.

The ARG Reduction of Capital

Following the Demerger and Admission, ARG Holdings will undertake the ARG Reduction of Capital to reduce the capital of ARG Holdings to create distributable reserves in ARG Holdings to enable it to pay dividends in the future.

Like the Scheme and the Experian Reduction of Capital, this is a court approved process.

Demerger Agreement

Prior to the Demerger, GUS will enter into a demerger agreement with Experian Group and ARG Holdings (the "**Demerger Agreement**") which will set out how the Demerger will be implemented, the terms on which transitional services will be provided to ARG by Experian following the Demerger and other customary matters including responsibility for tax.

A detailed summary of the proposed terms of the Demerger Agreement is set out in Part IV: "Proposed Demerger Agreement" of this document.

3.3 Experian Offer

Subject to, *inter alia*, completion of the Demerger and Admission, Experian Group will issue new ordinary shares in order to raise new capital. The size and price of the offer will be determined at such time and is expected to raise approximately £800 million pursuant to a pre-emptive offer to existing GUS Shareholders (excluding certain overseas shareholders, provided that overseas institutional investors will be eligible to participate where permitted) and an offer of up to 5% of Experian Group's share capital to institutional investors.

A detailed summary of the Experian Offer is set out in Part XIV: "Details of the Experian Offer" of this document.

4 Conditions of the Proposals

4.1 The Pre-Demerger Reorganisation

It is anticipated that implementation of the majority of the Pre-Demerger Reorganisation will take place prior to the Shareholder Meetings and is not conditional on Shareholder approval.

4.2 The Scheme

The implementation of the Scheme is conditional upon:

(i) the approval of the Scheme by a majority in number of those GUS Shareholders who are present and vote either in person or by proxy at the Court Meeting and who represent 75% or more in value of the GUS Shares held by them;

(ii) the passing of the resolutions numbered 1 and 2 set out in the notice of the Extraordinary General Meeting; and

(iii) the sanction (with or without modification, on terms acceptable to GUS) of the Scheme, and the confirmation of the GUS Reduction of Capital, by the Court, and the delivery of office copies of the Court Orders by GUS for registration to the Registrar of Companies and, in the case of the GUS Reduction of Capital, registration of the relevant Court Order by the Registrar of Companies.

4.3 The Demerger

The implementation of the Demerger is conditional upon:

(i) the Scheme becoming effective;

(ii) the confirmation of the Hampden Group Reduction of Capital by the Northern Ireland Court;

(iii) the registration by the Northern Ireland Registrar of Companies of an office copy of the order of the Northern Ireland Court confirming the Hampden Group Reduction of Capital;

(iv) the completion of the Intra-Group Transfer;

(v) the confirmation of the ARG UK Limited Reduction of Capital by the Court;

(vi) the registration by the Registrar of Companies of an office copy of the order of the Court confirming the ARG UK Limited Reduction of Capital;

(vii) the Experian Board approving the Experian Reduction of Capital;

(viii) the confirmation of the Experian Reduction of Capital by the Jersey Court; and

(ix) the registration by the Jersey Registrar of Companies of the order of the Jersey Court confirming the Experian Reduction of Capital.

The Experian Directors will only be authorised to implement the Experian Reduction of Capital if GUS Shareholders pass the resolution to be proposed at the EGM to approve the same. Accordingly, GUS Shareholders will not be required to approve the Experian Reduction of Capital again once they have become shareholders of Experian Group pursuant to the Scheme.

4.4 The ARG Reduction of Capital

The implementation of the ARG Reduction of Capital is conditional upon:

(i) the Scheme becoming effective;

(ii) the Demerger becoming effective;

(iii) the confirmation of the ARG Reduction of Capital by the Court; and

(iv) the registration by the Registar of Companies of an office copy of the order of the Court confirming the ARG Reduction of Capital.

The ARG Directors will only be authorised to implement the ARG Reduction of Capital if GUS Shareholders pass the resolution to be proposed at the EGM to approve the same. Accordingly, GUS Shareholders will not be required to approve the ARG Reduction of Capital again once they have become ARG Shareholders pursuant to the Demerger.

4.5 The Experian Offer

The implementation of the Experian Offer is conditional upon the following:

(i) the Scheme becoming effective;

(ii) the Demerger becoming effective;

(iii) the GUS Directors and the Experian Directors deciding to proceed with the Experian Offer; and

(iv) Admission of the Experian Shares.

Although the GUS Directors expect the Experian Offer to proceed, they reserve the right not to proceed with the Experian Offer if they feel that the market conditions are unfavourable or that it is not in the best interests of Experian to proceed or if the Underwriting Agreement is terminated prior to Admission.

5 Timetable

Part I of the Scheme will only become effective when office copies of the Court Orders sanctioning the Scheme and confirming the GUS Reduction of Capital are delivered to the Registrar of Companies and, in relation to the GUS Reduction of Capital, the relevant Court Order is registered by the Registrar of Companies.

Part II of the Scheme will only be implemented, and the Hampden Group Reduction of Capital will only become effective, when an office copy of the order of the Northern Ireland Court confirming the Hampden Group Reduction of Capital is delivered to, and registered by, the Northern Ireland Registrar of Companies.

Part III of the Scheme will only be implemented, and the ARG UK Reduction of Capital will only become effective, when an office copy of the order of the Court confirming the ARG UK Reduction of Capital is delivered to, and registered by, the Registrar of Companies.

The Experian Reduction of Capital, which implements the Demerger and creates distributable reserves for Experian Group, will only become effective when the order of the Jersey Court confirming it is registered by the Jersey Registrar of Companies.

The ARG Reduction of Capital (to create distributable reserves for ARG Holdings) which is expected to occur after Admission, will only become effective when an office copy of the order of the Court confirming it is registered by the Registrar of Companies.

Assuming that the conditions set out above are satisfied, the Scheme is expected to become effective on 6 October 2006 and the Demerger on 10 October 2006.

If the Scheme has not become effective by 31 December 2006 (or such later date as GUS, Experian Group, Hampden Group, ARG (UK) Limited and ARG Holdings may agree and the Court may allow), it will lapse and none of the Proposals will proceed. If the Demerger has not occurred by that date, it will not proceed.

GUS Shares will cease to be listed on the Official List at the Scheme Effective Time which is expected to be shortly after 4.30 p.m. on 6 October 2006.

Application will be made to the FSA for the ARG Shares and the Experian Shares to be admitted to the Official List and to the London Stock Exchange and for the ARG Shares and the Experian Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

If the Proposals are implemented in full, the ARG Shares and the Experian Shares are expected to be admitted to the Official List and commence trading on the London Stock Exchange at 8.00 a.m. on 11 October 2006.

If the Scheme becomes effective but the conditions to the Demerger set out in paragraph 4 above are not satisfied prior to the expected date for the Admission of both the Experian Shares and the ARG Shares or shortly thereafter, the Experian Board will nevertheless seek the Admission of the Experian Shares. This would require a new application for Admission and the production of a prospectus for Experian Group as the holding company of the entire GUS Group which would take a number of weeks.

If the Scheme and the Demerger become effective, but the conditions to the ARG Reduction of Capital are not satisfied (for example because the Court does not approve the reduction of capital), this will not affect the Scheme or the Demerger but the capital of ARG Holdings will not be reduced following the Demerger to create distributable reserves in ARG Holdings.

The hearing of the Court to sanction the Scheme is expected to be held on 4 October 2006. The hearing of the Court to confirm the GUS Reduction of Capital and the hearing of the Northern Ireland Court to confirm the Hampden Group Reduction of Capital are expected to be held on 6 October 2006. The hearing of the Court to confirm the ARG UK Reduction of Capital and the hearing of the Jersey Court to confirm the Experian Reduction of Capital are expected to be held on 9 October 2006. The hearing of the Court to confirm the ARG Reduction of Capital is expected to be held on 11 October 2006.

6 Modifications

The Scheme contains a provision for GUS, Hampden Group Limited, ARG (UK) Limited, ARG Holdings and Experian Group jointly to consent on behalf of all persons concerned to any modification of, or addition to, the Scheme or to any condition which the Court may approve or impose. GUS will not agree to any material amendment to the Scheme without seeking the approval of GUS Shareholders.

7 Text of the Scheme

The full text of the Scheme is set out in Part V: "The Scheme of Arrangement" of this document.

8 GUS Directors' interests

Details of the interests of the GUS Directors in the share capital of GUS are set out in paragraph 4 of Part XIX: "Additional Information" of this document. GUS Shares held by GUS Directors will be subject to the Scheme.

Details of the GUS Directors' service contracts and letters of appointment and the consequences of termination of those arrangements (where applicable) are set out in paragraph 6 of Part XIX: "Additional Information" of this document. Following the Demerger the boards of the two companies will be as follows:

	ARG Holdings	Experian Group
Chairman	Oliver Stocken	John Peace
Chief Executive	Terry Duddy	Don Robert
Finance Director/Chief Financial Officer	Richard Ashton	Paul Brooks
Non-Executive Directors	John Coombe	Sir Alan Rudge
	Andy Hornby	David Tyler

The GUS Directors who are members of the board of ARG Holdings and Frank Newman will cease to be GUS Directors following the Demerger.

Sir Victor Blank will cease to be a GUS Director on a date to be determined between the Demerger and 31 March 2007. Given the uncertainties regarding the timing of the Demerger and to ensure reasonable notice of termination is provided from both GUS and Sir Victor Blank, GUS has agreed to amend Sir Victor Blank's terms of appointment to provide that either party will give to the other three months' notice of termination of appointment, such notice not to expire before 31 March 2007. Alternatively, GUS may, in its discretion, make a payment in lieu of serving such notice.

In consideration for being afforded the opportunity to reinvest his invested shares and matching share options awarded under the GUS Co-Investment Plan in 2004 and 2005 (the "**CIP Awards**") on the terms set out in the Experian Reinvestment Plan modified as described below, and conditional upon Admission taking place in the year ending 31 March 2007, John Peace has agreed that his employment with GUS will terminate by mutual agreement on 31 March 2007 and John Peace will continue to receive his salary, bonus and benefits (other than share incentive grants) pursuant to his service agreement until such termination. GUS will have no obligation to serve notice to terminate the employment or make a payment in lieu of notice or a liquidated damages payment to him in connection with the termination. If Admission takes place during the year ending 31 March 2007, John Peace will not be entitled, or eligible, to participate in any co-investment plan in respect of any annual bonus for the year ending 31 March 2007.

If John Peace reinvests his CIP Awards he will be granted a matching award of Experian Shares on a one-for-one basis which will vest after three years if he continues to be Chairman of Experian Group. If, before vesting of the matching award, either: (i) John Peace ceases to be Chairman of Experian Group, except as a result of voluntary resignation or gross misconduct; or (ii) as a result of events affecting Experian Group (or any successor company), John Peace is no longer chairman of a listed company, the matching award will immediately vest in full and his reinvested shares will be released. If John Peace voluntarily resigns his Chairmanship of Experian Group, his matching award will immediately vest on a pro-rated basis to reflect the period from grant to cessation as a proportion of the three year vesting period. The reinvestment of the CIP Awards described above will not be affected in any way by the termination of John Peace's employment with GUS.

The effect of the Demerger on outstanding options and awards granted to John Peace under the GUS Employee Share Plans will be as for other participants in such plans, as described in paragraph 7 of Part XIX: "Additional Information" of this document, subject to his reinvestment opportunity being as described above. In respect of options and awards which are exchanged for equivalent options and awards over Experian Shares, when John Peace ceases to be employed by GUS on 31 March 2007, for the purposes of the relevant plan rules, his employment will be treated as ceasing for a good leaver reason.

From 31 March 2007, GUS has agreed that fees currently of £100,000 per annum previously paid to GUS in respect of John Peace's role as Chairman of Burberry will be paid to him.

Following the Demerger, David Tyler's employment with GUS will continue until 31 March 2007 in order that he can manage legacy issues concerning the combined group and to provide an effective handover to the finance directors of Experian Group and ARG Holdings. From January 2007, GUS will agree to an earlier termination of David Tyler's employment at his request and on such termination will make a payment in lieu of notice to him in accordance with the terms of his service contract. While David Tyler remains employed by GUS his non-executive fees from Experian Group will be offset against the salary paid by GUS in respect of his continued employment. The effect of the Demerger on outstanding options and awards granted to David Tyler under the GUS Employee Share Plans will be as for other participants in such plans as described in paragraph 7 of Part XIX: "Additional Information" of this document, except he will not be eligible to participate in the Experian Reinvestment Plans. To the extent that his options and awards are exchanged for equivalent options and awards over Experian Shares, the new options and awards will not vest, become exercisable or lapse in connection with his termination of employment. In respect of such new awards and options, David Tyler will be treated as a good leaver for the purposes of the relevant plan rules if he ceases to be a Non-Executive Director of Experian Group except as a result of voluntary resignation (namely a resignation freely given by him, not in response to any action by Experian Group) or actions which would constitute gross misconduct. For the avoidance of any doubt, the performance conditions applicable to such awards and options must be met in accordance with the relevant plan rules. If he ceases to be a Non-Executive Director as a result of a voluntary resignation or for actions which would constitute gross misconduct his awards and options will lapse.

From 31 March 2007, GUS has agreed that fees currently of £45,000 per annum previously paid to GUS in respect of David Tyler's role as a non-executive director of Burberry will be paid to him.

ARG Holdings and Experian Group intend to appoint further independent Non-Executive Directors to the ARG Board and the Experian Board respectively, prior to or after Admission.

Save as otherwise disclosed in Part XIX: "Additional Information" of this document in respect of their service agreements, remuneration and share plans, the effect of the Scheme on the interests of the GUS Directors will not differ from its effect on the like interests of other Scheme Shareholders and its effect on the share awards and options of the GUS Directors will not differ from its effect on the share awards and options of other participants in the GUS Employee Share Plans.

9 Employee share plans

9.1 GUS Employee Share Plans

In relation to the effect of the Demerger on outstanding awards and options under the GUS Employee Share Plans, GUS' approach has been that, as far as practicable, such awards and options should be continued over shares in the participant's continuing employer group (either ARG Holdings or Experian Group).

In summary:

(i) awards granted under the GUS Co-Investment Plans in 2006, awards granted under the GUS Performance Share Plan in 2005 and 2006 and unvested unapproved options granted under the GUS Executive Option Plans in 2005 and 2006 will be automatically exchanged for equivalent awards and options over ARG Shares or Experian Shares (whichever is the participant's employer);

(ii) in respect of awards granted under the GUS Co-Investment Plans in 2004 and 2005, participants may be given the opportunity to reinvest such awards and receive a match under the ARG Reinvestment Plan or the Experian Reinvestment Plans;

(iii) in respect of options granted under the GUS Executive Option Plans before 2005, options granted under the GUS 1998 Approved Executive Share Option Scheme in 2005, vested options granted in 2005 under the GUS North America Executive Stock Option Plan 2000 and options granted to participants employed in the Experian Business under the GUS Sharesave Plans, participants will be given the opportunity to exchange such options for equivalent options over ARG Shares or Experian Shares (whichever is the participant's employer); and

(iv) where participants decide not to reinvest awards or exchange their options as described above, such awards and options will (if not already vested) vest when the Court sanctions the Scheme, subject to the satisfaction of performance conditions, as appropriate. Awards granted under the GUS Performance Share Plan in 2004 and options granted to participants employed in the ARG Business under the GUS Sharesave Plans will also vest on Court sanction, subject to the satisfaction of performance conditions, as appropriate. In these circumstances, participants will generally receive ARG Shares and Experian Shares on the same basis as GUS Shareholders.

The effect of the Demerger on outstanding awards and options under the GUS Employee Share Plans is set out in more detail in paragraph 7 of Part XIX: "Additional Information" of this document.

GUS will in due course be writing to participants in the GUS Employee Share Plans to explain the effect of the Demerger in more detail.

9.2 ARG Employee Share Plans and Experian Employee Share Plans

ARG Holdings and Experian Group place great importance on equity participation as a means of aligning employees' and shareholders' interests and they each intend to adopt new employee share plans, subject to GUS Shareholder approval at the EGM. The new plans to be operated by ARG Holdings and Experian Group on an ongoing basis after the Demerger are similar to the existing GUS Employee Share Plans. The principal features of the new plans are summarised in paragraphs 22 and 38 of Part XIX: "Additional Information" of this document and resolutions 3 to 6 set out in the notice of EGM are to seek GUS Shareholder approval of these plans.

Both ARG Holdings and Experian Group are proposing to offer free shares to employees around the time of Admission.

To ensure the retention of the top management teams and to strengthen their alignment with shareholders, both ARG Holdings and Experian Group are proposing, around the time of Admission, to offer certain senior executives a one-off opportunity to reinvest shares under certain GUS Employee Share Plans and earn matching ARG Shares or Experian Shares. This reinvestment opportunity will be an important part of the post-separation incentive arrangements for both companies since it is essential to securing the top management teams.

ARG Holdings will offer share participation to its employees where it is appropriate to do so. ARG Holdings believes that share-based arrangements will form an important part of its performance-related pay structure and is proposing to adopt share option and share-based incentive plans. To support its current strategic objectives and the employment of top talent it its markets, ARG Holdings proposes to make share-based awards, and to offer the opportunity to co-invest annual bonus payments, to certain senior executives.

Experian Group believes that employee share ownership will form an important part of its culture going forward. Therefore, it is proposed that all employees will have an opportunity, to the extent permissible, to acquire Experian Shares through arrangements which are appropriate to their country of residence. In addition, Experian Group is proposing to operate executive share plans incorporating option grants, share-based awards and the opportunity to co-invest annual bonus payments, all of which it believes are essential to employing the best talent in competitive international markets.

10 Pensions

Details of the material pension arrangements operated by GUS are set out in paragraphs 8 and 23 of Part XIX: "Additional Information" of this document.

10.1 Registered UK pension scheme

GUS operates four occupational pension schemes in the UK, namely the GUS Pension Scheme (the "**GUS Pension Scheme**"), the GUS Money Purchase Pension Plan (the "**GUS Pension Plan**"), the Argos Pension Scheme (the "**ARG Pension Scheme**"), and the Hampden Group PLC Pension Scheme (the "**Hampden Pension Scheme**").

Following the Burberry Demerger, a number of members of the Burberry Group continue to participate in the GUS Pension Scheme. When such participation ceases, a proportion of the statutory liability to make an immediate payment to the GUS Pension Scheme will be met by Burberry with the remainder being met by GUS (and therefore Experian following the Demerger).

Following the Demerger, GUS will remain the principal employer of the GUS Pension Scheme and the GUS Pension Plan. Argos, Homebase and Whiteaway Laidlaw Bank Limited will continue to participate in the GUS Pension Plan for a temporary period following Demerger. Whiteaway Laidlaw Bank Limited, which will be a member of ARG following the Demerger, will also continue to participate in the GUS Pension Scheme for a temporary period following the Demerger.

The principal employer of the ARG Pension Scheme will continue to be Argos and Hampden Group Limited will continue as principal employer of the Hampden Pension Scheme. Therefore, following the Demerger responsibility for the ARG Pension Scheme and the Hampden Pension Scheme will fall to ARG.

10.2 Secured unfunded retirement benefit arrangements

There are currently secured unfunded arrangements under which supplementary retirement benefits are provided for certain executives. These will remain in place following Demerger, as the arrangements are separate as between ARG, Experian and GUS.

11 Certain taxation consequences of the Proposals

GUS Shareholders should read Part XVIII: "Taxation" of this document which contains a general description of the UK, US, Irish and Jersey tax consequences of the Proposals. If they are in any doubt as to their tax position, they should contact their professional adviser immediately.

12 Listing, settlement and mandates

Listing

Application will be made to the FSA for the ARG Shares and the Experian Shares to be admitted to the Official List and will be made to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange.

The last day of dealings in GUS Shares is expected to be Friday 6 October 2006. The last time for registration of transfers of Scheme Shares is expected to be 4.30 p.m. on Friday 6 October 2006.

It is expected that Admission of both the ARG Shares and the Experian Shares to the Official List will become effective and that dealings in the ARG Shares and the Experian Shares will commence at 8.00 a.m. on Wednesday 11 October 2006.

It is expected that the ARG Reduction of Capital will become effective after the Demerger on 12 October 2006 and that dealings in ARG Shares following the ARG Reduction of Capital will commence at 8.00 a.m. on 13 October 2006.

Scheme and Demerger settlement

(i) Certificated Shareholders

If the Scheme and Demerger are implemented in full, it will only be after the Demerger has taken place that GUS Shareholders who hold their GUS Shares in certificated form will receive new share certificates in respect of their ARG Shares and their Experian Shares. Share certificates for ARG Shares and Experian Shares are expected to be despatched by 20 October 2006.

Pending the despatch of certificates for ARG Shares and Experian Shares, transfers of ARG Shares and Experian Shares will be certified against the share registers of ARG Holdings and Experian Group as appropriate. Temporary documents of title have not been, and will not be, issued in respect of the ARG Shares and the Experian Shares.

If for any reason the Demerger does not take place after the Scheme has been implemented, subject to what is said in paragraph 14 below, you will receive share certificates in respect of your holding in Experian Group (which will have become the new holding company for the entire Group).

(ii) *Uncertificated Shareholders*

If the Scheme and Demerger are implemented in full, it will only be after the Demerger has taken place that GUS Shareholders who hold their GUS Shares in uncertificated form will have their CREST accounts credited with ARG Shares and Experian Shares. Scheme Shareholders who hold their Scheme Shares in a CREST account are expected to be credited with ARG Shares and Experian Shares on 11 October 2006.

If for any reason the Demerger does not take place after the Scheme has been implemented, subject to what is said in paragraph 14 below, the CREST accounts of Scheme Shareholders who hold their Scheme Shares in uncertificated form will only be credited with Experian Shares.

(iii) *GUS ADR Holders*

Please see paragraph 13 below for a description of the settlement mechanics for GUS ADR holders.

Experian Offer settlement

The settlement mechanics for the Experian Offer will be set out in the Experian Prospectus in due course.

Existing mandates and other instructions

All mandates and other instructions to GUS relating to Scheme Shares in force at the Scheme Record Time will, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates and instructions to Experian Group in relation to the corresponding Experian Shares allotted and issued pursuant to this Scheme.

All mandates and other instructions to GUS in force at the Demerger Effective Time relating to Scheme Shares shall, unless and until revoked or amended, be deemed, as from the Demerger Effective Time also to be valid and effective mandates and instructions to ARG Holdings in relation to the corresponding ARG Shares allotted and issued pursuant to the Demerger.

13 Holders of GUS Shares or GUS ADRs in the United States

13.1 US Securities Laws

ARG Shares and Experian Shares to be issued to GUS Shareholders pursuant to the Demerger will be issued in reliance on the exemption from the registration requirements of section 3(a)(10) of the US Securities Act and will not be registered thereunder or under the securities laws of any state or other jurisdiction of the United States.

Securities to be issued to GUS Shareholders pursuant to the Demerger generally should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and persons who receive securities in the Demerger (other than "affiliates" as described in the paragraph below) may resell them without restriction under the Securities Act.

Under the US securities laws, a GUS Shareholder who is deemed to be an affiliate of ARG, Experian or GUS before completion of the Proposals may not resell ARG Shares or Experian Shares received pursuant to the Scheme and Demerger without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of the US Securities Act or in a transaction not subject to such requirements. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers and directors and significant shareholders. Persons who believe they may be affiliates of ARG, Experian or GUS should consult their own legal advisers prior to any sale of securities received in the Demerger.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act (as described above), GUS will advise the Court that its sanctioning of the Scheme will be relied upon by ARG Holdings and Experian Group as an approval of the Scheme following a hearing on its fairness to GUS Shareholders, at which hearing all GUS Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all GUS Shareholders.

13.2 GUS ADR Holders

Expected Timetable of Principal Events

Event	Time and Date (2006)
Latest time and date for receipt by Depositary of notice of withdrawal of GUS ADRs and request for delivery of GUS Shares (required only for GUS ADR holders who wish to attend either the Court Meeting or the Extraordinary General Meeting in person)	14 August
Latest time and date for receipt by Depositary of ADR Voting Instruction Card for Extraordinary General Meeting and Court Meeting	22 August
Depositary makes book-entry credits of Experian ADRs	on or about 13 October
Depositary issues cheques or book-entry credit is made for the ARG Share Cash Value	week of 23 October

The dates given are based on GUS' current expectations and may be subject to change. If any of the dates above change, the revised dates will be notified by announcement through the Regulatory News Service of the London Stock Exchange.

Voting at the Shareholder Meetings

If you hold GUS ADRs you will receive an ADR Voting Instruction Card from the Depositary which will enable you to instruct the Depositary as to how to vote the GUS Shares underlying your GUS ADRs at the Extraordinary General Meeting and the Court Meeting. You must complete the ADR Voting Instruction Card in accordance with the instructions provided by the Depositary and return the card to the Depositary no later than 22 August 2006.

If you hold GUS ADRs and you wish to attend and vote in person at either the Extraordinary General Meeting or the Court Meeting, you must present your GUS ADRs to the Depositary for cancellation and delivery of the underlying GUS Shares in accordance with the terms of the Deposit Agreement no later than 14 August 2006, so as to become a registered holder of GUS Shares as of the respective Shareholder Meeting's voting record time.

Mechanics of Settlement

GUS ADR holders will not receive ARG Shares or Experian Shares for their GUS ADRs pursuant to the Scheme. Instead, each GUS ADR holder will be entitled to receive one Experian ADR and the ARG Share Cash Value.

The Depositary will sell the ARG Shares it receives in connection with the transaction and remit the net US Dollar proceeds of such sale (less fees, expenses and applicable withholding taxes, if any) to the former holders of GUS ADRs on a *pro rata* basis based on the holders at the record time and date for participation in the Proposals. The net proceeds of the sale shall be remitted to former GUS ADR holders in US Dollars based on the conversion of pounds sterling to US Dollars at the exchange rate obtainable on the spot market in London (less fees, expenses and applicable US withholding taxes, if any) promptly after receipt of the proceeds from the selling agent. The amount of cash remitted to former GUS ADR holders in respect of the ARG Shares for each GUS ADR is referred to in this document as the "**ARG Share Cash Value**".

If you hold your GUS ADRs in certificated form, in order to receive Experian ADRs and the ARG Share Cash Value, you must surrender your existing GUS ADRs to the Depositary in accordance with the ADR Letter of Transmittal which will be provided to you by the Depositary. **In the event that holders of GUS ADRs in certificated form do not properly complete and return the ADR Letter of Transmittal accompanied by their GUS ADR Certificates, any such securities and cash to which they are entitled shall ultimately escheat in accordance with applicable law.** In the event you are a holder of GUS ADRs in certificated form and have not received the ADR Letter of Transmittal, please contact the Depositary at 1-888-BNY-ADRS.

If you hold your GUS ADRs in book-entry form, your GUS ADRs will be exchanged for Experian ADRs without the need for any further action by you. Experian ADRs will be credited to your Agent Institution on or about 13 October 2006. You should receive payment of the ARG Share Cash Value (less fees, expenses and applicable US withholding taxes, if any) indirectly from the Depositary through your Agent Institution.

GUS Shareholders in the United States will receive the same treatment under the Scheme and the Demerger as GUS Shareholders elsewhere and will be entitled to receive one Experian Share and one ARG Share for each GUS Share they hold at the effective time of the Scheme.

14 Other overseas shareholders

The implications of the Proposals for persons with a registered address or resident in, or citizens or nationals of, jurisdictions outside the UK ("**overseas shareholders**") may be affected by the laws of the relevant jurisdictions. Overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Proposals, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

It is proposed that changes are made to GUS' articles of association and a provision is included in the Scheme so that if, in respect of any overseas shareholder, GUS or Experian Group or any other party issuing shares pursuant to the Scheme is advised that the allotment and issue of Experian Shares, ARG UK Shares or ARG Shares pursuant to the Scheme or the issue of ARG Shares pursuant to the Demerger would or might infringe the laws of any jurisdiction outside the UK, or would or might require GUS, Experian Group, ARG (UK) Limited or ARG Holdings to observe any governmental or other consent or any registration, filing or other formality with which any of them cannot comply, or compliance with which any of them consider unduly onerous, GUS, Experian Group, ARG (UK) Limited or ARG Holdings may in its sole discretion determine that such shares be sold on behalf of such person at the best price which can reasonably be obtained at the time of sale, with the net proceeds of sale being remitted to the overseas shareholder. In the absence of bad faith or wilful default, none of GUS, Experian Group, ARG (UK) Limited, ARG Holdings or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

Overseas shareholders should consult their own legal advisers with respect to the legal consequences of the Demerger in their particular circumstances.

15 Meetings and consents

The Scheme requires the approval of the GUS Shareholders at the Court Meeting and the passing by the Shareholders of Special Resolution 1 set out in the notice convening the Extraordinary General Meeting.

The Experian Directors will only be authorised to implement the Experian Reduction of Capital (and hence implement the Demerger) if the GUS Shareholders pass Special Resolution 2 set out in the notice convening the Extraordinary General Meeting. Accordingly, GUS Shareholders will not be required to approve separately the Experian Reduction of Capital once they have become Experian Shareholders pursuant to the Scheme.

Similarly, the ARG Directors will only be authorised to implement the ARG Reduction of Capital (and hence create distributable reserves in ARG Holdings) if the GUS Shareholders pass Special Resolution 2 set out in the notice convening the Extraordinary General Meeting. Accordingly, GUS Shareholders will not be required to approve separately the ARG Reduction of Capital once they have become ARG Shareholders pursuant to the Scheme and the Demerger.

Notices of both the Court Meeting and the Extraordinary General Meeting are set out in Part XXII: "Notices of Meetings" of this document.

15.1 The Court Meeting

The Court Meeting has been convened for 10.30 a.m. on 29 August 2006 at the Millennium Hotel, Grosvenor Square, London W1K 2HP pursuant to an order of the Court, to enable GUS Shareholders to consider and, if thought fit, approve the Scheme.

At the Court Meeting, voting will be by poll and each GUS Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each GUS Share held. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of those GUS Shareholders who are present and vote in person or by proxy, and who represent 75% or more in value of the GUS Shares held by them.

In order that the Court can be satisfied that the votes cast constitute a fair and reasonable representation of GUS Shareholder opinion, it is important that as many votes as possible are cast at the Court Meeting. GUS Shareholders are therefore urged to take the action referred to in paragraph 16 below.

If the Scheme is approved and becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting or the way in which they voted.

15.2 Extraordinary General Meeting

The Extraordinary General Meeting has also been convened for 29 August 2006 (the same date as the Court Meeting) at 10.45 a.m. (or as soon after as the Court Meeting concludes or is adjourned) at the Millennium Hotel, Grosvenor Square, London W1K 2HP to enable the GUS Shareholders to consider and, if thought fit, pass the resolutions set out in the notice convening the meeting.

The purpose of the resolutions can be summarised as follows:

Resolution 1	to approve the insertion of Experian Group as the new holding company of GUS and to assist this by making certain changes to the share capital of GUS, authorising the allotment of shares pursuant to the Scheme and by making amendments to the GUS articles of association (to ensure that shares allotted after the Extraordinary General Meeting but before the Scheme Record Time are covered by the Scheme; and to ensure that, subject to the Scheme becoming effective, any shares issued by GUS after that time can be compulsorily acquired by the immediate holding company of GUS)
Resolution 2	to approve the Demerger including the GUS Distribution *in specie*, the Experian Reduction of Capital, the ARG Reduction of Capital, the Experian Offer and entry into Demerger Agreement
Resolution 3	to approve the ARG Executive Plans
Resolution 4	to approve the ARG All-Employee Plans
Resolution 5	to approve the Experian Executive Plans
Resolution 6	to approve the Experian All-Employee Plans

The majority required for the passing of each of Resolutions 1 and 2 is 75% or more in value of the votes cast. A simple majority is required for the passing of each of the other Resolutions. On a show of hands each GUS Shareholder present in person will have one vote and on a poll each GUS Shareholder present in person or by proxy will have one vote for each GUS Share held.

16 Action to be taken

Forms of Proxy are enclosed as follows:

(i) for the Court Meeting, a Blue Form of Proxy; and

(ii) for the Extraordinary General Meeting, a White Form of Proxy.

Whether or not you propose to attend the meetings in person, you are urged to complete, sign and return the enclosed Blue Form of Proxy for use at the Court Meeting and the enclosed White Form of Proxy for use at the Extraordinary General Meeting.

Completed Forms of Proxy should be returned to Lloyds TSB Registrars as described in the notes attached to the Forms of Proxy or by hand (during normal business hours) or by post to Lloyds TSB Registars, The Causeway, Worthing, West Sussex, BN99 6AS as soon as possible, and in any event so as to be received no later than 10.30 a.m. and 10.45 a.m. respectively on 27 August 2006.

The Blue Form of Proxy in respect of the Court Meeting only may also be handed to the Chairman of the Court Meeting at that meeting. However, in the case of the Extraordinary General Meeting, unless the White Form of Proxy is lodged so as to be received at least 48 hours before the meeting or adjourned meeting, it will be invalid.

If you hold GUS Shares in CREST, you may appoint a proxy for the Court Meeting and the Extraordinary General Meeting by completing and transmitting a CREST Proxy Instruction to Lloyds TSB Registrars so that it is received no later than 10.30 a.m. and 10.45 a.m. respectively on 27 August 2006. Electronic Proxy Appointment is also available for the Shareholder Meetings. This facility enables shareholders to lodge their proxy appointment by electronic means on a website provided by Lloyds TSB Registrars via www.sharevote.co.uk. Further details are set out in the notes to the notice of the Extraordinary General Meeting at the end of this document.

The return of a completed Blue Form of Proxy, Electronic Proxy Appointment or CREST Proxy Instruction will not prevent you from attending the Court Meeting and voting in person if you wish to do so.

The return of a completed White Form of Proxy, Electronic Proxy Appointment or CREST Proxy Instruction will not prevent you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

If you hold GUS ADRs you will receive an ADR Voting Instruction Card from the Depositary which will enable you to instruct the Depositary as to how to vote the GUS Shares underlying your GUS ADRs in respect of the matters to be considered at the Extraordinary General Meeting and the Court Meeting. You should read Paragraph 15 above for further details of how you may attend and vote in person at either the Court Meeting or the Extraordinary General Meeting, and how the Demerger will affect you.

17 Further information

Your attention is drawn to the letter from your Chairman in Part I of this document and the Scheme set out in Part V: "The Scheme of Arrangement" of this document.

Yours faithfully

Simon Fraser, Co-Head of Corporate Broking and Managing Director, Merrill Lynch International	Seamus Moorhead, Managing Director, UBS Limited
Simon Gorringe, Managing Director, Merrill Lynch International	Jonathan Bewes, Managing Director, UBS Limited

Part IV: Proposed Demerger Agreement

A Demerger Agreement will be entered into between GUS, ARG Holdings and Experian Group prior to the Demerger. The purpose of the agreement is to facilitate an orderly separation of the ARG Business and Experian Business and to provide for certain services to be supplied by Experian to ARG for a transitional period. The terms of the Demerger Agreement will be finalised between ARG and Experian after the date of this document but are expected to be substantially as summarised below and only non-material changes to those summarised will be agreed. Full details of the finalised agreement will be set out in the ARG Prospectus and the Experian Prospectus.

Conditionality

The Demerger Agreement will be conditional upon:

(i) approval of the GUS Resolutions numbered 1 and 2 by GUS Shareholders; and

(ii) the Scheme, the Experian Reduction of Capital and each of the other reductions of capital referred to in the Scheme (other than the ARG Reduction of Capital) being confirmed by the relevant court and the respective orders relating thereto being registered.

Tax Matters

The Demerger Agreement will provide for the allocation of certain tax liabilities and associated provisions between Experian Group and ARG. The allocation is expected to be on the following basis:

(i) Experian Group will covenant to pay to ARG Holdings an amount equal to certain historical, Demerger and Pre-Demerger Reorganisation related tax liabilities of certain members of ARG;

(ii) Experian Group will covenant to pay to ARG Holdings an amount equal to certain tax liabilities which are properly liabilities of Experian being imposed on a member of ARG;

(iii) ARG Holdings will covenant to pay to Experian Group an amount equal to certain tax liabilities which are properly liabilities of ARG being imposed on a member of Experian;

(iv) Experian Group will covenant with ARG Holdings that neither it, nor any member of Experian, will make any "chargeable payment" within the meaning of section 214 of the Income and Corporation Taxes Act 1988 for a period of five years from the date of the Burberry Demerger; and

(v) ARG Holdings will covenant with Experian Group that neither it, nor any member of ARG, will make any chargeable payment (as defined in paragraph (iv) above) for a period of five years from the date of the Burberry Demerger.

Services

Following the Demerger, Experian will provide certain services to ARG on a transitional basis. Each of the services is to be provided for differing lengths of time. All of the services are expected to come to an end on or before 2 years after the date of the Demerger. The services to be provided will be at least as good, in terms of quality, time and efficiency, as were provided to ARG by GUS prior to the Demerger. The fees payable by ARG Holdings for all of these services will be on an arm's length basis but in practical terms will be *de minimis.*

Pensions

Following the Demerger, Argos, Homebase and Whiteaway Laidlaw Bank Limited will continue to participate in the GUS Pension Plan for a temporary period. Whiteaway Laidlaw Bank Limited will also continue to participate in the GUS Pension Scheme for a temporary period following the Demerger.

The Demerger Agreement will also record the arrangements regarding statutory debts payable on Argos, Homebase and Whiteaway Laidlaw Bank Limited ceasing to participate in the GUS Pension Scheme.

Medical Trust

The Demerger Agreement will provide that the existing GUS Medical Trust will continue and will pay medical expenses for Experian employees and that a new arrangement (yet to be determined) will be made to cover the medical expenses of ARG employees, with effect from a date to be agreed.

Employees of GUS will be treated as if they were Experian employees and until 31 March 2007 employees of GUS who are being made redundant on the Demerger will continue to have their medical expenses paid under the existing GUS Medical Trust in respect of all claims. Senior GUS employees (Heads of Function and above) who are being made redundant on the Demerger will, in addition, continue to have medical expenses relating to health conditions declared prior to the Demerger paid under the GUS Medical Trust for the duration of the balance of notice period not worked or until a similar benefit is provided by another employer, whichever is earlier.

Certain employees of the Group who retired before 1 April 1994 (and their spouses, widow(er)s and dependent children) are currently entitled to benefits under the existing GUS Medical Trust. All those in this group, which includes both ARG and Experian former employees, will continue to be covered by the existing GUS Medical Trust.

Share Schemes

ARG Holdings and Experian Group will agree to implement the arrangements relating to awards and options outstanding under the GUS Employee Share Plans, as described in paragraph 7 of Part XIX: "Additional Information" of this document, and to adopt and operate the ARG Employee Share Plans and the Experian Employee Share Plans, as appropriate, as described in paragraphs 22 and 38 of Part XIX: "Additional Information" of this document.

Miscellaneous

The Demerger Agreement will contain the mechanics for separating the insurance arrangements of ARG and Experian. ARG and Experian will also agree to provide each other with any information which is required in connection with insurance claims or in order to prepare their respective financial statements.

The Demerger Agreement will provide that ARG Holdings and Experian Group will not, for a period of two years from the date of the Demerger, employ or offer to employ any person who is employed by the other party without the prior written consent of that other party.

The Demerger Agreement will provide that following the Demerger, neither of ARG Holdings or Experian Group (or any member of their respective groups) will use the other's intellectual property, nor will they attempt to register any mark which contains the other party's marks whether as a trading name, domain name, or as part of its corporate name or otherwise.

Demerger Mechanics

The Demerger Agreement will also set out the Demerger mechanics set out in this document.

Other Provisions

The Demerger Agreement will also contain other provisions customary for an agreement of this sort.

Part V: The Scheme of Arrangement

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 5133 of 2006

IN THE MATTER OF GUS PLC

—and—

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)

BETWEEN

GUS PLC

AND

THE HOLDERS OF
GUS SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"ARG Holdings"	ARG Holdings (UK) plc, incorporated in England and Wales with registered number 5863533;
"ARG Shares"	ordinary shares in the capital of ARG Holdings, the nominal value of which may be adjusted at an extraordinary general meeting of ARG Holdings to be held prior to the Effective Date;
"ARG UK Court Order"	the order of the Court confirming the ARG UK Reduction of Capital;
"ARG (UK) Limited"	ARG (UK) Limited, incorporated in England and Wales with registered number 5844516;
"ARG UK Reduction of Capital"	the reduction of capital of ARG (UK) Limited under section 137 of the Companies Act cancelling and extinguishing the ARG UK Reduction Shares;
"ARG UK Reduction Shares"	the ARG UK Shares in issue at the Part III Effective Date other than those held by ARG Holdings;
"ARG UK Shares"	ordinary shares in the capital of ARG (UK) Limited;
"business day"	a day on which London Stock Exchange plc is open for the transaction of business;
"certificated" or "in certificated form"	not in uncertificated form (that is, not in CREST);
"Companies Act"	the Companies Act 1985 (as amended);
"Company"	GUS plc, incorporated in England and Wales with registered number 146575;
"Court"	the High Court of Justice in England and Wales;
"Court Meeting"	the meeting of the holders of GUS Scheme Shares convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001 or the Companies (Uncertificated Securities) (Jersey) Order 1999 (as applicable);

"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 11.1;
"Experian Group"	Experian Group Limited, incorporated in Jersey with registered number 93905;
"Experian Shares"	ordinary shares in the capital of Experian Group, the nominal value of which may be adjusted at an extraordinary meeting of Experian Group to be held prior to the Effective Date;
"GUS Deferred Share"	the GUS Share that is to be reclassified as a deferred share and issued to Experian Group prior to the Effective Date;
"GUS Scheme Shares"	(i) the GUS Shares in issue at the date of this Scheme; (ii) any GUS Shares issued after the date of this Scheme and before the Voting Record Time; and (iii) any GUS Shares issued at or after the Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by this Scheme, in each case excluding the GUS Deferred Share;
"GUS Shares"	ordinary shares of $29^{3}/_{43}$p each in the capital of the Company;
"Hampden Group Court Order"	the order of the Northern Ireland Court confirming the Hampden Group Reduction of Capital;
"Hampden Group Limited"	Hampden Group Limited, incorporated in Northern Ireland with registered number NI 011639;
"Hampden Group Reduction of Capital"	the reduction of capital of Hampden Group Limited under article 145 of the Northern Ireland Companies Act cancelling and extinguishing the Hampden Group Reduction Shares;
"Hampden Group Reduction Shares"	the Hampden Group Shares in issue at the Part II Effective Date;
"Hampden Group Shares"	ordinary shares in the capital of Hampden Group Limited;
"holder"	includes a person entitled by transmission;
"Issuer"	the company allotting and issuing Relevant Shares pursuant to Clause 2, Clause 4 or Clause 6 (as the case may be);
"members"	members of the Company on the register of members at any relevant date;
"New ARG UK Shares"	the new ARG UK Shares created on an increase by ARG (UK) Limited of its authorised share capital by such number of ARG UK Shares as shall be equal to the number of ARG UK Reduction Shares cancelled pursuant to the ARG UK Reduction of Capital;
"New Hampden Group Shares"	the new Hampden Group Shares created on an increase by Hampden Group Limited of its authorised share capital by such number of Hampden Group Shares as shall be equal to the number of Hampden Group Reduction Shares cancelled pursuant to the Hampden Group Reduction of Capital;
"Northern Ireland Companies Act"	Companies (Northern Ireland) Order 1986, as amended;
"Northern Ireland Court"	Her Majesty's High Court of Justice in Northern Ireland;
"Part II Effective Date"	the date on which an office copy of the Hampden Group Court Order is delivered to the Registrar of Companies in Northern Ireland and is registered;
"Part III Effective Date"	the date on which an office copy of the ARG UK Court Order is delivered to the Registrar of Companies in England and Wales and is registered;
"Reducing Company"	the company reducing its capital pursuant to Clause 1.1, Clause 3.1 or Clause 5.1 (as the case may be);
"Relevant Date"	in the case of Part I of this Scheme, the Effective Date, in the case of Part II of this Scheme, the Part II Effective Date and, in the case of Part III of this Scheme, the Part III Effective Date;
"Relevant Shares"	the shares allotted and issued by the relevant Issuer pursuant to Clause 2.1, Clause 4.1 or Clause 6.1 (as the case may be);

"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company, Experian Group, Hampden Group Limited, ARG (UK) Limited and ARG Holdings;
"Scheme Record Time"	4.30 p.m. on the Effective Date;
"uncertificated" or "in uncertificated form"	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST; and
"Voting Record Time"	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting,

and references to Clauses are to Clauses of this Scheme.

(B) The authorised share capital of the Company at the date of this Scheme is £312,500,000 divided into 1,075,000,000 GUS Shares, of which, as at the close of business on 20 July 2006, 882,006,679 had been issued and were credited as fully paid and the remainder were unissued. It is proposed that one authorised but unissued GUS share be re-classified as a GUS Deferred Share and that such share be issued to Experian Group for cash before the Effective Date.

(C) Experian Group was incorporated as a public limited company under the Companies (Jersey) Law 1991 on 30 June 2006 with the name New Gemini (Jersey Co) No. 1 Limited, which name was changed to its present name on 7 July 2006. The authorised share capital of Experian Group at the date of this Scheme is US$10,000 divided into 10,000 ordinary shares of US$1 each, of which as at the close of business on 20 July 2006, two had been issued and were credited as fully paid and the remainder were unissued.

(D) Hampden Group Limited was incorporated on 29 November 1976 under the Companies Act (Northern Ireland) 1960 as a private limited company with the name Clanebo Warehousing Limited, which name was changed to Hampden Homes Limited on 22 February 1977. It was re-registered under the Companies Act (Northern Ireland) 1960 as a public limited company on 25 October 1985 with the name Hampden Homecare PLC, which name was changed to Hampden Group PLC on 16 June 1992. It was re-registered under the Northern Ireland Companies Act as a private limited company on 19 January 2001 with its present name. The authorised share capital of Hampden Group Limited at the date of this Scheme is £2,000,000 divided into 20,000,000 ordinary shares of 10p each, of which as at the close of business on 20 July 2006, 15,889,247 had been issued and were credited as fully paid and the remainder were unissued.

(E) ARG (UK) Limited was incorporated on 13 June 2006 under the Companies Act as a private limited company with the name Hackremco (No. 2383) Limited, which name was changed to its present name on 13 July 2006. The authorised share capital of ARG (UK) Limited at the date of this Scheme is £100 divided into 100 ordinary shares of £1 each, of which as at the close of business on 20 July 2006, one ordinary share had been issued and was credited as fully paid and the remainder were unissued.

(F) ARG Holdings was incorporated as a public limited company under the Companies Act on 30 June 2006 with the name Hackplimco (No. 116) plc, which name was changed to its present name on 13 July 2006. The authorised share capital of ARG Holdings at the date of this Scheme is £1,000,050,000 divided into 1,000,000,000 ordinary shares of £1 each and two preference shares of £25,000 each, of which as at the close of business on 20 July 2006, two ordinary shares had been issued and were credited as fully paid and the remainder were unissued and two preference shares had been issued and were credited as paid up as to £7,500 each.

(G) It is proposed that, subject to certain conditions being fulfilled including this Scheme becoming effective, the capital of Experian Group be reduced pursuant to a special resolution of Experian Shareholders to be passed after the date of this Scheme.

(H) It is proposed that, subject to certain conditions being fulfilled including this Scheme becoming effective, the capital of ARG Holdings be reduced pursuant to a special resolution of ARG Holdings Shareholders to be passed after the date of this Scheme.

(I) Each of Experian Group and ARG Holdings has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(J) Each of Hampden Group Limited and ARG (UK) Limited has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(K) The provisions of Part II of this Scheme are subject to the confirmation by the Northern Ireland Court of the reduction of capital of Hampden Group Limited and accordingly cannot be implemented until an office copy of the Hampden Group Court Order has been delivered to the Registrar of Companies in Northern Ireland for registration and has been registered.

(L) The provisions of Part III of this Scheme are subject to the confirmation by the Court of the reduction of capital of ARG (UK) Limited and accordingly cannot be implemented until an office copy of the ARG UK Court Order has been delivered to the Registrar of Companies for registration and has been registered.

THE SCHEME

Part I

1 Cancellation of the GUS Scheme Shares

1.1 The capital of the Company shall be reduced by cancelling and extinguishing the GUS Scheme Shares.

1.2 Subject to and forthwith upon the said reduction of capital taking effect:

1.2.1 the authorised share capital of the Company shall be increased to its former amount by the creation of such number of new GUS Shares as shall be equal to the number of GUS Scheme Shares cancelled pursuant to Clause 1.1; and

1.2.2 the reserve arising in the books of account of the Company as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the new GUS Shares created pursuant to Clause 1.2.1 which shall be allotted and issued credited as fully paid to Experian Group and/or its nominee(s).

2 Consideration for the cancellation of the GUS Scheme Shares

2.1 In consideration of the cancellation of the GUS Scheme Shares and the allotment and issue of the new GUS Shares as provided in Clause 1, Experian Group shall (subject to the remaining provisions of this Clause 2) allot and issue to the holders of GUS Scheme Shares (as appearing in the register of members of the Company at the Scheme Record Time), one Experian Share, credited as fully paid at par, for every GUS Scheme Share then held by them.

2.2 The Experian Shares to be issued pursuant to this Clause shall rank *pari passu* in all respects with all other fully paid Experian Shares in issue on the Effective Date.

Part II

3 Cancellation of the Hampden Group Reduction Shares

3.1 The Company shall procure the delivery to the Registrar of Companies in Northern Ireland of the Hampden Group Court Order cancelling and extinguishing the Hampden Group Reduction Shares.

3.2 The Company shall procure that, subject to and forthwith upon the Hampden Group Reduction of Capital taking effect, the reserve arising in the books of account of Hampden Group Limited as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the New Hampden Group Shares which shall be allotted and issued credited as fully paid to ARG (UK) Limited and/or its nominee(s).

4 Consideration for the cancellation of the Hampden Group Reduction Shares

In consideration for the cancellation of the Hampden Group Reduction Shares and the allotment and issue of the New Hampden Group Shares as provided in Clause 3, ARG (UK) Limited shall, at the direction of the Company, allot and issue to Experian Group one ARG UK Share, credited as fully paid at par, for every Hampden Group Reduction Share cancelled on terms that Experian Group shall procure the delivery to the Registrar of Companies in England and Wales of the ARG UK Court Order for registration.

Part III

5 Cancellation of the ARG UK Reduction Shares

Experian Group shall procure that, subject to and forthwith upon the ARG UK Reduction of Capital taking effect, the reserve arising in the books of account of ARG (UK) Limited as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the New ARG UK Shares which shall be allotted and issued credited as fully paid to ARG Holdings and/or its nominee(s).

6 Consideration for the cancellation of the ARG UK Reduction Shares

In consideration for the cancellation of the ARG UK Reduction Shares and the allotment and issue of the New ARG UK Shares as provided in Clause 5, ARG Holdings shall allot and issue to the holders of GUS Scheme Shares (as appearing in the register of members of the Company at the Scheme Record Time), who on the Part III Effective Date will be members of Experian Group, one ARG Share, credited as fully paid at par, for every GUS Scheme Share then held by them.

GENERAL PROVISIONS

7 Overseas Shareholders

7.1 The provisions of Clauses 2, 4 and 6 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any person to whom shares are to be allotted and issued pursuant to Clause 2, Clause 4 or Clause 6 (as applicable) with

a registered address in a jurisdiction outside the United Kingdom or whom the relevant Issuer reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the relevant Issuer is advised that the allotment and/or issue of Relevant Shares pursuant to Clause 2, Clause 4 or Clause 6 (as applicable) would or may infringe the laws of such jurisdiction or would or may require the relevant Issuer to comply with any governmental or other consent or any registration, filing or other formality with which the relevant Issuer is unable to comply or compliance with which the relevant Issuer regards as unduly onerous, the relevant Issuer may in its sole discretion determine that such Relevant Shares shall be sold, in which event the Relevant Shares shall be issued to such holder and the relevant Issuer shall appoint a person to act pursuant to this Clause 7.1 and such person shall be authorised on behalf of such holder to procure that any Relevant Shares in respect of which the relevant Issuer has made such determination shall, as soon as is practicable following allotment and issue of such Relevant Shares, be sold.

7.2 Any sale under Clause 7.1 shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commission incurred in connection with such sale, including any value added tax payable on the proceeds of sale) shall be paid to the persons entitled thereto in due proportions. To give effect to any sale under Clause 7.1, the person appointed by the relevant Issuer in accordance with Clause 7.1 shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, the relevant Issuer or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

8 Settlement of consideration

8.1 On the Relevant Date, the relevant Issuer shall allot and issue the Relevant Shares which it is required to allot and issue pursuant to Clause 2.1, Clause 4.1 or Clause 6.1 (as applicable) and not later than 14 days after allotment and issue of the Relevant Shares the relevant Issuer shall (unless instructed otherwise by the persons entitled thereto or the holder concerned):

(a) in the case of Relevant Shares which at the Scheme Record Time are in certificated form, deliver certificates therefor to the persons entitled thereto in accordance with the provisions of Clause 8.2; or

(b) in the case of Relevant Shares which at the Scheme Record Time are in uncertificated form, procure that CRESTCo Limited is instructed to credit the appropriate stock account in CREST of the holder concerned with such holder's entitlement to such Relevant Shares, provided that the relevant Issuer reserves the right to settle all or part of such consideration in the manner referred to in Clause 8.1(a) if, for any reason, it wishes to do so.

8.2 All deliveries of certificates or cheques shall be effected by sending the same by first class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the relevant register of members of the Reducing Company concerned, or, in the case of joint holdings, at the address of that one of the joint holders whose name then stands first in such register in respect of the joint holding (except, in either case, as otherwise directed in writing) at the Scheme Record Time, and none of the relevant Reducing Company, the relevant Issuer or the person appointed by the relevant Issuer in accordance with Clause 7.1 shall be responsible for any loss or delay in the transmission or delivery of any certificates or cheques sent in accordance with this Clause 8.2 which shall be sent at the risk of the persons entitled thereto.

8.3 All cheques shall be made payable to the persons respectively entitled to the moneys represented thereby (or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of the relevant Reducing Company in respect of such joint holding at the Scheme Record Time) or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque shall be a complete discharge to the Issuer for the moneys represented thereby.

8.4 The provisions of this Clause 8 shall take effect subject to any prohibition or condition imposed by law.

9 Certificates and cancellations

With effect from and including the Effective Date:

9.1 all certificates representing GUS Scheme Shares shall cease to have effect as documents of title to the GUS Scheme Shares comprised therein and every holder of GUS Scheme Shares shall be bound at the request of the Company to deliver up the same to the Company or as it may direct or to destroy the same; and

9.2 CRESTCo Limited shall be instructed to cancel the entitlements to GUS Scheme Shares of holders of GUS Scheme Shares in uncertificated form.

10 Dividend mandates

All mandates and other instructions to the Company in force at the Scheme Record Time relating to the GUS Scheme Shares (including instructions relating to any dividend reinvestment plan) shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates and instructions to Experian Group or ARG Holdings (as applicable) in relation to the new shares issued by Experian Group or ARG Holdings (as applicable) in respect thereof.

11 The Effective Date

11.1 This Scheme shall become effective as soon as office copies of the orders of the Court sanctioning this Scheme under section 425 of the Companies Act and confirming under section 137 of the Companies Act the reduction of capital of the Company provided for by Clause 1.1 shall have been delivered to the Registrar of Companies in England and Wales for registration and, in the case of the confirmation of the reduction of capital, registered.

11.2 Implementation of Part II of this Scheme shall be subject to an office copy of the Hampden Group Court Order having been delivered to the Registrar of Companies in Northern Ireland for registration and having been registered.

11.3 Implementation of Part III of this Scheme shall be subject to an office copy of the ARG UK Court Order having been delivered to the Registrar of Companies in England and Wales for registration and having been registered.

11.4 Unless this Scheme shall have become effective on or before 31 December 2006, or such later date, if any, as the Company, Experian Group, Hampden Group Limited, ARG (UK) Limited and ARG Holdings may agree and the Court may allow, this Scheme shall never become effective.

12 Modification

The Company, Experian Group, Hampden Group Limited, ARG (UK) Limited and ARG Holdings may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

Dated 26 July 2006

Section 3: ARG

Part VI: ARG Business Overview

This section contains a description of ARG's business. This description should be read in conjunction with Part II: "Risk Factors", Part VII: "ARG Operating and Financial Review", Part IX: "ARG Historical Financial Information" and Part XXI: "Glossary" of this document. It should be noted that this section also contains unaudited operating information in relation to ARG's business which is derived from management accounts for the relevant accounting periods presented and internal financial reporting systems supporting the preparation of financial statements.

Overview of ARG

ARG is the UK's leading home and general merchandise retailer with retail sales of over £5.5 billion in the year ended 31 March 2006. It sells products under two distinctive and complementary retail brands, Argos and Homebase, which are household names in the UK. ARG has leading market positions, which provide significant purchasing scale.

Argos is a unique retailer recognised for choice, value and convenience. It sells over 17,000 general merchandise products for the home, all of which are set out in its twice yearly 1,700 page catalogue which is at the heart of its proposition. Customers can purchase products through its network of over 650 stores, online and over the phone, with the option of picking up their purchases from a store or having them delivered to their home. Argos' Internet site, www.argos.co.uk, is the second most popular Internet retail site in the UK. Argos serves over 130 million customers per year through its stores and takes four million customer orders per year either online or over the phone. On average, 17 million UK households, or around two thirds of the population, have an Argos catalogue at home at any time.

Homebase is the UK's second largest home improvement retailer and is recognised for choice, style and customer service across the wider home enhancement market. It has approximately 300 large, out-of-town stores, which sell over 30,000 products, as well as a growing Internet offering. It also offers its customers the convenience of home delivery for bulky, high value items. Homebase serves over 70 million customers per year through its stores.

ARG has a market leading share of nearly 10% of the general merchandise and home enhancement market in the UK, giving it significant purchasing scale and the ability to further increase market share. This scale, combined with its global sourcing skills, ensures value for the customer whilst supporting profitability. The shared infrastructure in ARG provides support for Argos' and Homebase's customer propositions, reduces their overall operating costs and enables speedy development of profitable routes to growth. This has enabled ARG to increase its market share in a competitive retail market place.

Argos and Homebase are supported by an in-house financial services business, ARG Financial Services, which provides a range of credit and insurance products to their customers through all customer-facing channels of stores, online and over the phone. ARG Financial Services is one of the largest store card providers in the UK, having over one million active store card customers.

Argos has a long-term track record of growth under the existing management. Since its acquisition by GUS in 1998, sales have grown from £1.9 billion to £3.9 billion and operating profit before exceptional items has increased from £122 million to £291 million for the year ended 31 March 2006. Following its acquisition of Homebase, ARG has increased its total sales by 13% between 2004 and 2006. This growth has been driven by ARG's investment in new and existing stores, development of its multi-channel capability, and market share gains across a broad range of product categories. Total sales for ARG for the year ended 31 March 2006 were £5.5 billion and total operating profit before exceptional items was £338 million.

ARG's sales growth compares well with its UK retail competitors:

	Last financial year sales[1]	Total 2-year growth	Annualised growth over 2 years
	(£m)	(%)	(%)
Topps Tiles	176	46.3	21.0
Next (Retail and Directory)	2,902	23.8	11.3
Halfords	682	17.8	8.5
ARG	5,548	12.6	6.1
Comet	1,530	5.9	2.9
Carpetright	398	0.1	0.1
Boots (the Chemist and Opticians)	4,906	4.9	2.4
DSG International	4,941	5.2	2.5
MFI (UK retail and Howden)	1,406	3.4	1.7
John Lewis[2]	2,423	2.9	1.4
Matalan	1,069	2.0	1.0
Kingfisher	4,172	1.0	0.5
WH Smith[3]	1,423	(2.7)	(1.4)
Signet	470	(6.3)	(3.2)
Marks & Spencer[4]	3,644	n/a	n/a
Woolworths[5]	1,919	n/a	n/a

Source: Annual reports

Notes:

(1) UK sales only of continuing retail operations

(2) Gross sales of John Lewis format; net sales unavailable

(3) Includes Continental Europe; sales breakdown unavailable

(4) General merchandise. Unavailable for 2003/2004

(5) Unavailable for 2003/2004 excluding discontinued MVC

ARG has a highly experienced management team which has a combined total of 150 years of retail experience. This team, led by Terry Duddy, has successfully delivered a long-term track record of growth in sales and operating profit before exceptional items in Argos, managed the integration of Homebase into ARG and developed ARG's scalable infrastructure while restructuring and disposing of underperforming assets. The Directors believe that this proven track record underpins ARG's long-term capability to grow its business by taking share in existing and new product markets in the UK, through new store openings and by leveraging its multi-channel offering.

ARG product markets

ARG operates in the growing general merchandise and home enhancement markets in the UK and the Republic of Ireland. According to Verdict in 2005, the UK general merchandise market had sales of over £25 billion and the home enhancement market had sales of over £30 billion; over the last five years these markets have grown at an average of 3.7% per year. The general merchandise market consists of the jewellery, toys, sports and leisure equipment, small domestic appliances, consumer electronics and large domestic appliances product markets. The home enhancement market consists of the housewares, furniture, DIY, fitted kitchens and bathrooms, and horticulture, garden furniture and outdoor living product markets. The chart below shows the mix of ARG sales for the financial year ended 31 March 2006. Home enhancement accounted for 51% of sales; electrical goods including consumer electronics and small and large domestic appliances accounted for 33% of sales; and jewellery, toys and sports and leisure equipment accounted for the remaining 16% of sales.



16%
51%

ARG sales mix

- Home enhancement
- Electrical goods
- Jewellery, toys, and sports and leisure equipment

Financial year ended 31 March 2006

ARG has strong positions in product markets which are expected to experience faster growth than the retail market as a whole. ARG also has leading positions in many fragmented markets where the Directors believe that both Argos and Homebase can continue to increase market share. The general merchandise and home enhancement market growth is expected to be driven by:

- increasing number of households;
- rising overall household disposable income;
- technology change and development;
- falling prices of necessary items such as food and clothing leaving consumers with more discretionary spend for home and leisure related products; and
- expanding sources of low cost supply which will stimulate further consumer expenditure across these product categories.

General merchandise

ARG operates in the general merchandise market primarily through its Argos business. Due to the large number of product categories this includes, overall this is a highly fragmented market which offers ARG the scope to take market share as it is able to take advantage of its scale across a range of product categories. Although Argos is already the UK's leading retailer in a number of product markets—jewellery, toys, sports and leisure equipment, and small domestic appliances—and a leading retailer of consumer electronics and large domestic appliances, there is scope for further growth through continued market share gains.

Jewellery

The jewellery market in the UK is estimated by Mintel to be worth approximately £3.2 billion, around 20% of which consists of watch sales, 70% precious metal jewellery and 10% costume jewellery.

Argos is well established as the leading jewellery retailer in the UK by volume, with an offering of more than 2,000 products including a wide range of precious metal jewellery, watches and clocks.

The jewellery market is relatively fragmented, with approximately 60% of outlets being small chains or independents. There are a small number of well-established jewellery multiples, of whom Signet (trading under fascias including H Samuel and Ernest Jones) and Goldsmiths are the most significant. However, the number of outlets is steadily declining as independents are exiting the market. Argos has benefited from this trend and the Directors believe that it will continue to do so.

Toys

The toy market in the UK is estimated by Mintel to be worth approximately £1.9 billion. Argos is the long-standing number one toy retailer in the UK, offering a wide range of products targeting all age groups. The toy market is highly competitive and is characterised by intense price competition. Argos has continued to gain market share in this product market despite the retail downturn in the year ended 31 March 2006 as a result of the broad product range it offers and its value proposition.

Woolworths and Toys R Us are the second and third largest toy retailers, respectively. There are also a number of other smaller specialist chains such as The Early Learning Centre. The supermarket groups also sell selective ranges of toys and are increasing their share of this market.

Sports and leisure

The total sports and leisure market in the UK is estimated by Mintel to be worth more than £5 billion. Given the growing interest in active lifestyles and hobbies, the Directors believe that this will be a long-term high growth market.

Argos participates in only one part of this market, selling sports and leisure equipment, which according to Mintel accounts for about 26% of the total sports and leisure market. Argos offers a broad range of products including bicycles and bicycle accessories, tents, fishing rods, home fitness equipment, golf clubs and snooker and table tennis tables.

Competition in the sports and leisure equipment market is fragmented and is not subject to either the intense competition or the shifts in fashion towards or away from sports brands that the clothing and footwear parts of this market experience. Argos is the leading sports and leisure equipment retailer, a position that has been strengthened over recent years.

Small domestic appliances

The small domestic appliances market in the UK is estimated by Verdict to be worth approximately £1.3 billion. This market includes home and personal electronic appliances such as kettles, toasters, food processors, shavers, hair dryers and electric toothbrushes.

This market has grown since 2000 at a rate of approximately 4% per year. Key retail competitors in this market include electrical retail specialists such as Currys (part of DSG International) and Comet (part of Kesa Electricals), and increasingly supermarkets, who are offering a limited range of small domestic appliances within their larger superstores. However, Argos is the number one retailer in this market, a position it has held for a number of years. In addition, Homebase sells a selection of these products that are relevant to its proposition.

Consumer electronics

The overall market for consumer electronics in the UK is estimated by Verdict to be worth over £13 billion and has been growing by nearly 5% per year for the last five years. This market consists of: audio and visual equipment such as stereo systems, portable audio players, televisions, receivers and DVD players; photographic equipment; telecommunications equipment including fixed line and mobile phones; computer accessories; video games hardware; and emerging technology such as satellite navigation.

ARG sells consumer electronics primarily through its Argos business, with Homebase selling selected products that are relevant to its home enhancement proposition. The major retail competitors in this market include: Dixons, Currys and The Link brands (part of DSG International); Comet; and the Carphone Warehouse. The supermarkets are also increasing sales in these product categories.

Within the consumer electronics market, Argos is the third largest UK retailer. The Directors believe that Argos has a strong and growing position in most product categories, selling both the new technology products and products in more mature areas.

Large domestic appliances

The large domestic appliances market in the UK is estimated by Verdict to be worth approximately £4 billion. Growth in this market is driven by replacement cycles, increasing penetration of some appliances such as dishwashers and, to a lesser extent than consumer electronics, technology development. The key competitors in this market include Currys, Comet and the John Lewis Partnership.

Although Argos only began selling large domestic appliances in 2000 and has a relatively small share of this market when compared to its position in other markets where it is more established, it is increasing its share in this large market as it becomes increasingly well known as a retailer of large domestic appliances. It has also benefited from its strong customer choice and value propositions, together with its efficient home delivery offering. In addition, Homebase sells large domestic appliances, particularly in conjunction with its kitchen offering.

Home enhancement

The home enhancement market in the UK consists of: housewares; furniture; the market for home improvement, which includes products such as the materials, tools and equipment required to carry out repair, maintenance and improvement projects relating to the home, fitted kitchens and bathrooms; and horticulture, garden furniture and outdoor living products. These product markets combine to provide UK consumers with the products they need to improve and enhance their home and garden. ARG, through both Argos and Homebase, is the leading housewares and furniture retailer and the second largest home improvement and gardening retailer in the UK.

Housewares

The housewares market encompasses household textiles (for example, bed linen, towels, curtains, tablecloths and rugs), homewares (for example, cookware, tableware, glasses, cutlery, crockery and storage) and other decorative household furnishings (for example, lighting, cushions, candles, bathroom accessories, kitchen accessories and prints). This market in the UK is estimated by Verdict to be worth approximately £8.6 billion per year.

According to Verdict, over the last five years, the housewares market has grown by over 3% per year. The competition in this market is generally fragmented with a wide range of retailers providing an offering within these product categories and each having a relatively small share of the overall market. Key retailers in this sector include Ikea, the John Lewis Partnership and Woolworths.

ARG has a leading position in this market through its Argos business and is developing the sales of these products through its Homebase business.

Furniture

According to Verdict, the furniture market had sales of over £8 billion in the UK in 2005 and from 2000 to 2005 has grown by an average of 3.5% a year. In 2005, the furniture market exhibited minimal growth, reflecting the overall consumer spending slowdown. The furniture market consists of a number of product categories including upholstery, beds, living room, dining room, occasional and home office furniture.

The structure of the UK furniture market is fragmented and is undergoing a period of significant change with a number of smaller and independent retailers exiting the market. The market is characterised by increased consumer demand for a wide range of products at lower prices combined with shopping and delivery convenience. There are a limited number of larger scale retailers such as Argos and Homebase, as well as competitors such as Ikea, the John Lewis Partnership and Next, who are able to offer this service and as a result these retailers have all gained market share as the industry has consolidated.

According to Verdict, ARG is the leading furniture retailer in the UK. Over the last five years, Argos has increased its furniture sales, particularly in beds, dining, home office and other non-upholstered furniture. Since the acquisition of Homebase, furniture sales in this business have also grown strongly.

Home improvement market: DIY/fitted kitchens/bathrooms

The consumer DIY market, encompassing building and decorating products and related tools and equipment, had approximately £8 billion of annual sales in the UK in 2005 according to Verdict. Consumer spending on fitted kitchens and bathrooms represents a further £3 billion of annual sales. The market has grown by over 3% per year between 2000 and 2005, and despite the recent downturn, is according to Verdict expected to return to growth above the retail average in the longer term.

The home improvement market has four major players: B&Q (owned by Kingfisher), Homebase, Wickes and Focus. The top four players are estimated to share approximately half of the market. In addition, MFI is a major player in the kitchens and bathrooms market. There are also certain smaller specialist operators who have expanded recently, such as Topps Tiles, Floors 2 Go and Robert Dyas. The remainder of the market is highly fragmented.

Homebase is the UK's second largest player in this market and since 2004 has been gaining market share. Argos also sells products in this market that are relevant to its proposition, in particular power tools and other DIY equipment.

Horticulture, garden furniture and outdoor living

The horticulture, garden furniture and outdoor living market in the UK is estimated to be worth £3.2 billion according to Verdict. The market for these products is growing. The Directors believe that this market will continue to grow, driven by an ageing population who have a greater propensity to spend time gardening, and an increasing trend for people to entertain and use their gardens as safe places for their children to play.

The retail market for these products is fragmented. Within horticultural products, ARG competes with a range of multiple and independent garden centre operators, the largest of whom is Wyevale. There are also a wide number of retailers selling selected ranges of garden furniture and outdoor living products including department stores, B&Q and Focus.

ARG is one of the UK's leading retailers in this market selling horticulture through Homebase; and garden furniture, sheds, tools, barbeques and other outdoor living products through both Homebase and Argos.

Competitive strengths

ARG's competitive strengths are its:

- strong retail brands with large customer bases;
- market leading position;
- purchasing, sourcing and supply chain scale;
- choice and value-led product offering;
- integrated multi-channel offering;
- shared direct-to-home infrastructure and logistics expertise; and
- experienced management team delivering a long-term track record of growth.

Strong retail brands with large customer bases

ARG operates two of the UK's strongest retail brands with Argos being the leading general merchandise retailer and Homebase being the second largest home improvement retailer. Although there is some overlap between their customer bases, each business is strong in distinct consumer segments.

Argos

The Argos brand is well established among UK consumers for offering choice, value and convenience across a broad range of categories. It attracts customers of all ages from a broad demographic range, with 73% of UK households making at least one purchase from Argos within the last 12 months. The higher frequency users of Argos tend to be aged between 18-34 with a greater representation within the C1, C2, D and E socio-demographic classifications. Argos customers are very loyal with a high level of multiple purchases per year.

Argos serves over 130 million customers per year through over 650 high street and out-of-town stores. On average 17 million UK households, representing around two-thirds of the population, have an Argos catalogue at home at any point in time. Argos takes four million direct customer orders a year either online or over the phone; approximately one million customers used their Argos store card to pay for goods in Argos for the year ended 31 March 2006 and Argos made seven million deliveries to customers during the same period.

Homebase

The Homebase brand is well known by UK consumers for providing an extensive range of home enhancement merchandise. The brand proposition stretches from providing the necessary building materials and tools for customers to carry out a wide range of home improvement projects, through to providing stylish decorating, furniture, home furnishing and gardening products.

Homebase serves over 70 million customers per year through approximately 300 large, out-of-town stores. The Homebase style-led proposition has historically been attractive to a more A, B, C1 socio-demographic with particular appeal to the 25-44 and over 65s age range. Within the traditional DIY competitor set, Homebase attracts a greater proportion of female customers who value its "softer" shopping environment and style-led merchandise. It has four million active "Spend and Save" loyalty card holders who account for over 40% of Homebase sales. This scheme encourages repeat visits to Homebase and also provides a tool for direct marketing to this frequent home-enhancing customer base.

These two businesses allow ARG to reach a broad range of customers in the UK and to present similar product ranges to them in two differentiated shopping environments, thus maximising the opportunity to increase market share.

Market leading position

Sales of over £5.5 billion in the year ended 31 March 2006 ranked ARG as the leading home and general merchandise retailer in the UK.

ARG has market leading positions in a wide range of product categories: it is the UK's leading retailer of jewellery, toys, small domestic appliances, furniture and sports and leisure equipment. It is also the UK's second largest retailer of home improvement goods and garden related products and third largest retailer of consumer electronics and large domestic appliances. Many products are sold through both the Argos and Homebase businesses.

These categories and the overlap between the Argos and Homebase businesses are summarised in the following table:

Product markets	Sold by Argos	Sold by Homebase	ARG position	Market size	Source
General merchandise					
Jewellery	Yes	No	Number 1	£3.2bn	Mintel/EDR
Toys	Yes	No	Number 1	£1.9bn	Mintel/NPD
Sports and Leisure Equipment	Yes	No	Number 1	£1.2bn	Mintel
Small Domestic Appliances	Yes	Yes	Number 1	£1.3bn	Verdict/GfK
Consumer Electronics	Yes	Yes	Number 3	£13.8bn	Verdict/GfK
Large Domestic Appliances	Yes	Yes	Number 3	£4.0bn	Verdict/GfK
Home enhancement					
Housewares	Yes	Yes	Number 1	£8.6bn	Verdict
Furniture	Yes	Yes	Number 1	£8.2bn	Verdict
Home Improvement	Yes	Yes	Number 2	£11.0bn	Verdict/Mintel
Horticulture, Garden Furniture and Outdoor Living	Yes	Yes	Number 2	£3.2bn	Verdict

Note: All market positions are by retail sales value except jewellery, which is measured by volume.

Purchasing, sourcing and supply chain scale

ARG's market leading position means it has the scale of merchandise procurement that enables it to develop important and long-term relationships with suppliers. This leads to better cost benefits, the ability to source exclusive products or to obtain advantageous quantities of products that are in short supply.

ARG achieves cost efficiencies from the scale of merchandise procurement in a number of ways:

- Large volume orders allow ARG to negotiate the most competitive price with its suppliers both in the UK and abroad.
- Over the last five years, ARG, due to its scale, has been able to develop operations for lower cost importing and direct sourcing. These operations identify suppliers, negotiate purchases and manage the importation process from supplier to the UK. These directly controlled operations allow for the consolidation of shipments and the management of order quantities that both reduce cost and improve stock management over time.
- There is further leverage from shared expertise in shipping negotiation, packaging development and quality assurance that benefits both Argos and Homebase by reducing unit costs further and producing consistency of product quality and supply.
- In addition, the expertise and capability within ARG enables it to continually identify new sources of low-cost supply and develop these rapidly to support the business.
- Finally, the scale of ARG's merchandise purchasing and sourcing operations delivers further efficiencies to the business in managing and maximising the utilisation of its warehousing and store delivery network in the UK.

These scale efficiencies and supplier relationships have been used by ARG to deliver value for money to consumers across the broad range of products it sells, while supporting profitability in a highly competitive market place. The Directors believe that ARG's scale sourcing advantage and supply chain infrastructure will be a key determinant of its long-term success in the UK retail market and a key driver of ARG's profitable growth.

Choice and value-led product offering

ARG's proposition is aimed at offering customers choice and value across a wide range of products and price propositions.

Argos offers a breadth of product categories and a level of choice within each product market that the Directors believe is not equalled by any UK competitor. As a catalogue based retailer, Argos is able to present a very broad range of products to its customers cost effectively. Following the roll out of Argos Extra in the year ended 31 March 2006, 17,000 products are now available for order-in or pick up in all stores and via home delivery. This choice is coupled with a high level of stock availability, ensuring that customer demand is largely satisfied.

Homebase also offers a wide choice within the product ranges that it sells. Under ARG ownership, Homebase has broadened its product offering to encompass products that were already being sold by Argos and has significantly improved the range of products it sells as well as the level of availability within its stores. Homebase's product availability in store has improved to well over 90% and helped Homebase to grow market share.

Argos and Homebase have both developed own-brand products. Examples of brands include: the Homebase brand itself across a wide range of product categories; Challenge, Powerbase and Worx in power tools; and Cookworks in small kitchen appliances. These own-brand products provide higher margins, greater pricing flexibility and differentiation.

Integrated multi-channel offering

The fully integrated nature of Argos' multi-channel offering differentiates it from almost all of its UK retail competitors. A fully integrated multi-channel retail offering requires the support of a substantial and highly complex supply chain system, which the Directors believe is difficult for competitors to replicate. This has been developed by ARG over the last five years, supported by a high level of capital and resource investment. Within Argos, regardless of whether the customer has made a purchase in store, online or over the phone, and irrespective of which delivery method the customer prefers (pick up in store or home delivery), the overall experience is integrated and considered highly efficient by customers. ARG is positioned to benefit from the strong growth in retail Internet sales, as the Internet is an integral part of its multi-channel offering and therefore fully supported by ARG's supply chain infrastructure.

The unique convenience of a multi-channel offering for customers is central to the Argos proposition. As well as being able to purchase from over 650 conveniently located stores throughout the UK, consumers want to be able to purchase through a variety of other channels. As Argos' Internet and phone ordered sales infrastructure and home delivered sales have grown, ARG has invested heavily in the required infrastructure and will continue to do so.

This multi-channel capability is also increasingly a source of competitive advantage for Homebase. For example, Homebase's Furniture Extra catalogue has a range of furniture that is available to Homebase customers to order in store, online or over the phone. These products are delivered using the ARG ordering and home delivery infrastructure. In addition, the Argos online capability has been leveraged to provide Homebase with a cost-efficient, transactional Internet site providing a range of home-related products to the Homebase customer.

Shared infrastructure and logistics expertise

Argos and Homebase derive significant competitive advantage from their ability to leverage a shared infrastructure in ARG. This infrastructure supports their brand propositions, reduces their overall operating costs and increases the speed with which each business can develop profitable routes to growth. It has enabled the ARG businesses to enter new product categories quickly and cost effectively and to rapidly build market share. The key areas of shared services are:

Global sourcing infrastructure

ARG has an advanced global sourcing operation that supports both retail businesses. ARG purchases from manufacturers worldwide; the greatest proportion are in the Far East. ARG has sourcing operations in Hong Kong, Shanghai and Shenzhen. Approximately 150 people located in these offices, together with the UK team, procure goods for both Argos and Homebase.

The development of this strategic sourcing infrastructure has resulted in imported goods now accounting for over 30% of Argos' sales and over 20% of Homebase's sales. A growing proportion of what is directly imported is now also directly sourced from overseas manufacturers themselves, bringing further benefits to the business.

As well as supporting the development of low cost sources of supply, ARG sourcing also enables the businesses to gain further efficiency from its supply operations through the identification of suitable suppliers, supplier reviews, harmonisation of terms and the development of strategic sourcing relationships for both Argos and Homebase.

The scale of ARG's sourcing is further leveraged in related services and processes. This includes freight forwarding, off-shore consolidation and off-shore warehousing. Product specifications and packaging are looked at in conjunction with the supplier to achieve further purchase or transportation savings. The retail businesses have also achieved benefits from holding joint sourcing trips and the alignment of sourcing timetables.

Home delivery scale and expertise

ARG's cost efficient and reliable home delivery infrastructure underpins ARG's strategy to increase market share in a number of product markets including furniture, sports and leisure equipment, large consumer electronics, large domestic appliances, kitchens and bathrooms.

All Argos products are available for home delivery. In addition Homebase delivers furniture, kitchens and bathrooms to customers' homes. Demand by customers for this service continues to grow. Argos delivered over 12.5 million products to customers' homes in the year ended 31 March 2006, an increase of 8% on the previous year and an increase of over 50% since the year ended 31 March 2003. Large, bulky items are delivered within 7 to 28 days depending on the product by ARG's in-house delivery service. The investment that ARG has made in the infrastructure required to support this service along with the number of deliveries made, means that both Argos and Homebase are able to home deliver large, bulky items cost effectively. Small products are delivered usually within 48 hours by third party contractors. This enables ARG to leverage the scale of Home Delivery Network, the largest "one man" delivery operation in the UK, which delivers the bulk of ARG's small products to homes.

Customer service infrastructure, management and scale

Argos and Homebase are supported by a shared and scaleable customer service operation. This takes customer orders, deals with customer enquiries regarding their orders and confirms delivery times both over the phone and the Internet. The majority of customer service representatives are ARG employees, located in the UK and are a key part of the sales process and a significant point of customer contact for both businesses.

Catalogue production expertise and scale

ARG produces over 35 million copies of its 1,700 page twice yearly Argos catalogue a year. In addition, ARG produces 5 million 80 page Homebase Furniture Extra catalogues per year to support the Homebase furniture offering. This scale and expertise has been leveraged in ARG to support the development of Homebase's catalogue offerings as well as enabling both Argos and Homebase to produce focused catalogues or brochures which present a narrower range of products.

Financial services

ARG Financial Services, as an in-house provider of retail credit, warranties and direct insurances, provides a range of promotional credit offers as well as a traditional revolving credit facility for customers. ARG Financial Services generated around £440 million of credit sales in the year ended 31 March 2006. ARG Financial Services provides both significant support to the retail business, in particular to help drive sales of high value items, and as an in-house financial services provider enables ARG to maximise the overall profit derived from customer transactions.

Other shared services

In addition, ARG's businesses derive further operational leverage in numerous other areas such as property acquisition and management, information systems and media buying.

Over the last three years, ARG has opened 125 stores, developed 108 mezzanine levels in new and existing Homebase stores and integrated 33 Index stores into its business. This programme has been supported by the ARG property and information systems teams and is an expertise that the business can leverage going forward. Additionally, the combined media buying budgets of Argos and Homebase have created opportunities for cost savings.

Experienced management team delivering a long-term track record of growth

ARG's management team, which comprises the ten members of the ARG operating board, has a combined total of over 85 years' experience within ARG and 150 years of experience within the wider retail sector, together with a breadth of management expertise. The management team has successfully restructured ARG while at the same time integrating the Homebase business. This integration has been achieved by delivering a consistent shopping experience, differentiating products and services, enhancing the range of products offered, optimising space and leveraging ARG's scale and expertise.

Strategy for growth

Outlook and strategy for growth

The UK retail market is undergoing significant change. This change is in part driven by the current slowdown in consumer spending, but is underpinned by an overall structural shift in favour of large scale retailers such as ARG. This has led to an increasingly competitive market where scale, value and cost management are believed to be the key determinants of success. Retailers that cannot offer a differentiated service or shopping experience and are unable to compete with the large scale retailers on price are likely to continue to underperform with some being forced to exit the market. This has been seen in the case of Courts, Furnitureland and Tiles R Us. The Directors believe that there are opportunities for ARG to benefit from the weakness of other retailers, by continuing to take market share as a result of structural changes in the retail market.

Verdict is forecasting that the total UK retail market will grow by a total 19.6% between 2005 and 2010. This compares to growth of a total 21% from 2000 to 2005. In certain markets in which ARG operates, Verdict is predicting strong growth between 2005 and 2010 such as in consumer electronics (32%), home improvement (25%), gardening (25%) and housewares (21%).

The Directors believe that market conditions in the UK will remain difficult throughout the 2006 calendar year and possibly into 2007, particularly for discretionary, high value or housing related product categories. The Directors believe that after this slowdown the underlying volume and value growth rates for most product markets, although positive, will be below the levels seen in the five years up to December 2005. However, within this the Directors believe there will continue to be areas of relatively higher growth, either due to new product innovation or consumers' need to renew or replace existing products. The Directors believe that ARG is well positioned to take advantage of these higher growth markets.

With its strong brands, wide choice across a broad range of products markets, multi-channel offering, strong retail credit propositions and ability to open new stores, the Directors believe that the ARG business is well positioned to trade through any continued cyclical retail downturn and to successfully benefit from renewed consumer confidence through the cycle. The support provided to the business by its purchasing scale, global sourcing capability, supply chain infrastructure, and the shared service platform further underpins the competitive position of ARG within the UK retail market.

The Directors believe that ARG can take advantage of four factors to drive sustainable growth:

- leverage ARG's extensive product portfolio, market leadership and purchasing scale;
- increase market share in targeted large product markets;
- expand Argos' and Homebase's store networks to provide enhanced customer convenience; and
- extend and exploit multi-channel leadership.

Leverage extensive product portfolio, market leadership and purchasing scale

ARG intends to build upon its market leading positions in categories such as jewellery, toys, housewares, home improvement, gardening and outdoor living. It will do this by enhancing and developing its product range and offering in these core areas. A key enabler of this is its significant purchasing scale that allows ARG to develop own-brand offerings which support the choice offered to customers and ensure that there are compelling entry price point products as well as promotional offerings.

As market leader in the UK in many product categories, the Directors believe that ARG has the purchasing scale required to continue to achieve competitive cost prices and develop long-term supplier relationships. ARG will benefit further from shared scale and expertise in sourcing and logistics, and will develop sales through Argos and Homebase by leveraging an increasingly joint product pool. This capability will ensure that ARG can continue to provide value for money and a wide choice of products to its customers in an increasingly competitive market, while at the same time having the ability to protect its overall gross margin.

Increase market share in targeted large product markets

The strength of the Argos and Homebase brands enables each business to identify opportunities in product markets and, through ARG's efficient shared infrastructure, make these products available to their customers quickly and easily. Both businesses invest in driving customer awareness of their offering through advertising and, in Homebase, extensive range displays. As awareness grows, market share develops.

The twice yearly issue of the Argos catalogue means that Argos has the flexibility to emphasise or de-emphasise product categories and ranges seasonally and in response to consumer demand. As a result, approximately 50% of the Argos product range is changed in each catalogue compared with the previous catalogue in the comparable season.

The Homebase stores have relatively flexible merchandising systems and floor space that allows them to move in and out of ranges seasonally, and to respond to changing consumer demand. Homebase's reputation for providing stylish products for the home also means that wider ranges of home-related product categories can be added and will be purchased by the Homebase customer.

Given the flexibility of its formats and attractive customer proposition, purchasing scale and sourcing capability, ARG, through Argos and Homebase, has an opportunity to increase its market share in a number of large, fragmented markets. These markets include:

Consumer electronics

Argos has increased its sales in this market strongly and consistently over a number of years. Argos has increased market share in the UK by offering an unparalleled level of choice, value for money prices and clear product information as well as the flexibility of its multi-channel offering.

According to Verdict, the consumer electronics market is forecast to continue to experience relatively strong levels of growth over the coming years driven by technology change and development, increasing levels of household penetration of second and third products such as televisions, lap tops, music systems and the migration from analogue to digital platforms.

The Directors believe that this market will continue to be an area of growth for ARG, led by Argos. The Argos integrated, multi-channel offering is highly compelling for an increasingly sophisticated and confident UK consumer electronics customer. Furthermore, the Argos offering provides the range of choice customers want and the information that they need, without the cost of display space for the product or the expense of trained sales assistants, giving Argos an advantage over traditional store-based electrical goods retailers. Argos' strong established brand name also offers customers assurance in making purchases online, and its efficient home delivery service adds further customer convenience.

However, the Directors believe that customers making purchases over the Internet still want to buy from recognised and respected retail brands such as Argos; the Internet-only retailers, although at times offering apparently very good value for money, are still perceived as risky by many customers. Not only are customers concerned that goods will not arrive, but they are also concerned about the recourse they will have should there be a problem. The Argos offering of value for money products supported by a nationwide network of stores providing after sales customer service is compelling in comparison. The Directors believe that the strength of the fully integrated catalogue, store and Internet offering gives Argos a strong position for growth as more customers purchase their consumer electronics online.

Sports and leisure equipment

The sports and leisure equipment market in the UK is highly fragmented but estimated to be worth £1.2 billion. The Directors believe that the Argos proposition of offering a large choice across a broad range of different sporting and leisure pursuits is ideally suited for this market. Adding products within the sports and leisure market was one of the key drivers of the development of Argos Extra which saw the range of products sold by all ARG stores expand from 13,000 lines to 17,000 lines between 2004 and 2005. In addition, this is a further market considered to be well suited to the use of the Internet and home delivery services.

As a result of this expanded offering, sports and leisure equipment sales have grown by about one third since 2003, substantially ahead of the market. However, Argos still has a relatively low market share, and the Directors expect it to continue to grow and capture a greater share of the market in the future.

Furniture

Within the £8 billion UK furniture market, Argos currently offers a wide range of products supported by a delivery service ranging from 7 to 28 days depending on the product. Over the last five years Argos has grown furniture sales strongly and is now the UK's leading furniture retailer. Argos is also trialling a separate furniture and housewares catalogue in 100 stores which presents over 3,000 products from its existing range in a more aspirational manner. Homebase's offering combines products on display in 135 stores with an extended range of over 700 products available via the Furniture Extra catalogue. This is available in all stores and online and is supported by the ARG delivery service. A new 200 page extended home furnishings catalogue is also being trialled in 100 Homebase stores.

The furniture market is fragmented, with a number of national retailers having a relatively small overall market share and with a large number of independent or smaller chains making up the rest of the market. With the slowdown in consumer spending impacting higher value and discretionary categories in particular, the furniture market is undergoing a period of restructuring. The Directors believe that in this fragmented market ARG can continue to acquire market share from retailers who have exited the market and from existing retailers who are struggling to match the choice, value and speed of delivery propositions that ARG offers the customers of Argos and Homebase.

The trial of the separate catalogue in Argos featuring its furniture and homewares ranges and the trial in Homebase of the larger home enhancement catalogue encompassing furniture and related housewares and decorating products are two developments that should enable ARG to take further share in these markets.

Large domestic appliances

ARG currently has a relatively small share of the large domestic appliances market in the UK when compared to its share of other similar markets. With Homebase and its growing position in fitted kitchens and wider home enhancement market, the Directors believe that, over time, it can increase its share of the large domestic appliances market both by selling to the Argos customer base, but increasingly by selling to the Homebase customer base. The Directors believe that the businesses will become increasingly known as destinations for the purchase of large domestic appliances, with customers benefiting from the choice and value offered, as well as an efficient home delivery service.

Fitted kitchens and bathrooms

The UK market for fitted kitchens and bathrooms is worth approximately £3 billion. This market is in a state of change with the large, traditional retailers such as MFI under increasing pressure from B&Q and Homebase who are now offering a competitive range of products. Since the acquisition of Homebase, ARG has created additional space in its stores, which has allowed it to offer a range of at least eight kitchens in over 250 stores as well as a range of bathrooms and related accessories. In stores with the most up-to-date mezzanine format, these ranges are significantly extended.

From a consumer's point of view these are natural product extensions for Homebase and sales have increased as the offer has been rolled out. The Homebase kitchen and bathroom offering is positioned within the entry price levels as well as offering logical step-ups to higher specification ranges. Given the announced repositioning of MFI into the higher priced areas in kitchens and its potential exit from the bathroom market, the Directors believe that there is further opportunity for Homebase to grow market share in these areas.

Expand Argos' and Homebase's store networks

Both Argos and Homebase continue to have an opportunity to profitably open new stores in the UK and the Republic of Ireland.

In addition to its current store portfolio, Argos intends to open approximately 30 stores per year, with the network expected to exceed 800 stores over time.

Over the last few years, Argos has expanded its range of products to 17,000 lines in the current catalogue. This has allowed Argos to gain an increased share of consumer spend in local markets and support the opening of additional stores. The expanded range has also enabled Argos to profitably enter small catchment markets which has increased the number of potential new store locations.

Over the last four years, Argos has grown its store network by opening high street locations in towns where it is not present and, in towns which are big enough to support a second store, typically opening an additional out-of-town store. The out-of-town stores are larger and offer customer parking facilities. The in-town and retail park stores serve two different types of shopping mission and enable Argos to grow the share of customers' shopping trips.

The Directors believe that Argos is able to expand its store network without unduly cannibalising its existing stores. This is because the broad range of product markets in which Argos operates and its relatively low shares in most of these markets, allow Argos to take a larger share of customer spend in those local catchment areas in which it opens more stores.

Homebase has identified over 100 further locations which could support a Homebase store. The Directors believe that an opening programme of approximately 15 stores per year is achievable. In addition, there are further Homebase stores which can support a mezzanine level, with plans to add at least 10 mezzanines to existing stores

in the year ending 31 March 2007. The mezzanine levels allow Homebase to introduce and display more effectively kitchens, bathrooms, furniture and expanded houseware ranges.

Extend and exploit multi-channel leadership

The Directors believe that Argos' multi-channel leadership allows for incremental sales growth over and above that which is achieved through new store openings. Its position within the online market place is stronger than any of its traditional retail competitors and is as strong as the Internet-only players. The www.argos.co.uk website is the second most popular UK retail website, after amazon.co.uk.

Consumers are increasingly time pressured and require a high degree of service from retailers. Consumers are demanding access to information about products and services in a variety of forms: in store, in catalogues or brochures and increasingly on the Internet. With broadband Internet penetration in the UK now at 66% of online shoppers according to Verdict, more consumers are also wanting to make purchase decisions and transact with retailers on the Internet at times which suit their busy life styles.

The growth of online sales and Argos Direct home delivery sales has been complementary to store growth as these channels work in conjunction not in competition with each other. The level of multi-channel sales, where customers order and receive their products via different channels, has grown substantially over the last three years. One of the fastest growing areas of the business has been the "Check and Reserve" option, where customers reserve their products online or over the phone for later payment and pick-up in store. This now accounts for around half of all Argos' Internet ordering.

As a leader among UK retailers in pioneering multi-channel retailing, ARG has invested heavily in the systems infrastructure which supports this offering. This investment has been in speed and functionality, but also in ensuring that the multi-channel offering is linked to the stock and logistics operations of the business. This is vital to ensure that whether customers interact with Argos in store, online or over the phone they are able to find the product they want and obtain it how they want—whether picked up in store or delivered to home. This customer focused, synchronised approach is one which the Directors believe will continue to drive Argos' sales and which can be leveraged to support the Homebase proposition where appropriate. Areas where this is currently being exploited to develop the Homebase offering are in its transactional website and Furniture Extra offering.

History of ARG

Argos was purchased by GUS in April 1998. Argos had £1.9 billion of sales and delivered £122 million of operating profit in the full year of purchase ended 31 March 1999. At acquisition, the Argos proposition was primarily a single-channel catalogue store offering, selling a smaller range of general merchandise.

The Argos Retail Group was created in 2000 with the combination of Argos, the GUS home shopping businesses in the UK and Europe, and the Reality UK home delivery operations.

During the 1990s, in the UK and Europe, traditional mail order based home shopping businesses, such as GUS home shopping, came under sales and profit pressure from the development of store based retailers and the much wider availability of consumer credit. Following ARG's creation, management pursued a strategy to integrate the businesses, gain from synergy benefits and to arrest the decline in sales and profit at GUS home shopping which had been ongoing from the late 1990s.

Despite a significant reduction in its cost of operations, the GUS home shopping business continued to suffer as consumers shifted their shopping from mail order to supermarkets and discount clothing retailers. In response, GUS sold its home shopping businesses in the UK, the Republic of Ireland and Scandinavia together with Reality in May 2003 and Wehkamp, its last home shopping business which was based in the Netherlands, in January 2006.

Meanwhile, in December 2002, ARG purchased Homebase, the UK's second largest home improvement retailer which operated from 272 stores. The acquisition of this business allowed ARG to expand its product portfolio to include home improvement products and to increase its sales of existing products such as indoor and outdoor furniture, housewares, gardening products and power tools. This overlap in products drove scale economies in merchandise buying and ARG was able to benefit from significant synergies in operating the two businesses. The Homebase business also gave ARG access to a different customer demographic than the one primarily served by Argos.

In 2000 ARG launched ARG Financial Services, which offered a range of credit and insurance products to Argos customers. This offering was developed, operated and funded in-house to ensure that the financial services products fully supported the retail offering. Following the acquisition of Homebase, ARG Financial Services has supported the launch of the Homebase store card.

Key events and milestones in the formation of ARG:

1998	Launch of www.argos.co.uk
2000	Creation of ARG
2002	Acquisition of Homebase
2003	Sale of GUS home shopping (UK, Ireland, Scandinavia) Sale of Reality Launch of Argos Extra 17,000 SKU catalogue
2004	Launch of Homebase Furniture Extra
2005	Acquisition of 33 Index stores Argos online sales reached £1 billion Argos Extra rolled out nationally Homebase Furniture Extra rolled out nationally
2006	Sale of Wehkamp, the last GUS home shopping business

Today ARG is the UK's leading home and general merchandise retailer. It has exited its less profitable clothing and home shopping offerings and has invested in its core retail propositions that have developed to encompass a wide product portfolio, Internet leadership and operations which derive their strength from the focus on the UK general merchandise and home enhancement markets.

Argos overview

Argos operates as a unique catalogue store operation in the UK selling over 17,000 general merchandise and home products via a catalogue which is published twice a year. Argos customers use the catalogue and, increasingly, the Argos website to make their purchasing decisions. Customers can then either pick up the product from stores or have it delivered to their home.

Argos' history and development

Argos is a well-known household name with a history dating back to the 1970s. Argos was initially started as a network of Green Shield stamp redemption outlets. Following the demise of this early loyalty programme, in 1973 Argos was re-launched as a catalogue business which offered a range of products to be initially selected from the catalogue and picked up from its stores. Under GUS' ownership, Argos developed telephone ordering, Internet sales and home delivery operations. Today all Argos products can either be ordered in store, online or over the phone for pick up in store or home delivery with the exception of large, bulky items which are only available for home delivery. This multi-channel offering is fully integrated, providing an efficient experience for customers. In an increasingly competitive UK retailing environment Argos has delivered sales growth on average of over 10% per annum over the last five years.

The charts below show the recent growth of Argos sales, stores and product offering for the years ended 31 March:

Key metrics	2002	2003	2004	2005	2006
Stores	490	523	556	592	657
Like-for-like sales growth	13%	7%	5%	3%	(1%)
New space contribution	4%	6%	7%	5%	8%
Total sales growth	17%	13%	12%	8%	7%
Gross margin progression	Firm	Firm	Slightly up	Slightly up	In line
Standard lines (Spring/Summer)	9,276	11,579	12,973	13,335	13,532
Argos Extra Lines (Spring/Summer)	N/A	4,820	4,000	4,161	3,693
Total product lines	9,276	16,399	16,973	17,496	17,225
Argos Direct participation	16%	18%	20%	22%	22%
Argos Direct growth	50%	33%	21%	18%	10%
Online and "Check & Reserve" share of sales	3%	8%	11%	13%	17%

Argos' financial performance

Year ended 31 March	2002[1]	2003[1]	2004	2005	2005	2006
		(UK GAAP)			(IFRS)	
Sales (*£ million*)	2,717	3,017	3,384	3,652	3,652	3,893
Operating profit before exceptional items and amortisation of goodwill (*£ million*)	212	241	297	325	320	291
Operating margin before exceptional items and amortisation of goodwill	7.8%	8.0%	8.8%	8.9%	8.8%	7.5%

Notes:

(1) Argos' financial results for the years ended 31 March 2002 and 31 March 2003 are audited numbers extracted from GUS' Annual Report and Accounts for those years and as the restated prior year for the year ended 31 March 2004.

(2) 2002-2004 excludes discontinued Additions operations, sold as part of the home shopping disposal in May 2003.

(3) Further details of Argos' results of operations are set out in Part IX: "ARG Historical Financial Information" of this document.

Argos key features

Argos is uniquely positioned to drive its future sales growth and benefit from its strategic initiatives.

Strong and loyal customer base

Argos serves an estimated 2.5 million customers per week and has a strong record for customer satisfaction. Customer surveys consistently show that Argos achieves high levels of satisfaction ratings for offering value for money, a choice of a wide range of products and high levels of convenience.

There are nearly one million Argos active store card holders who account for 9% of Argos' sales. The base of active store card holders has grown by a total of 50% over the last three years.

Wide product range and authority that has capacity for continued growth

Argos offers a wide range of products to choose from across a broad range of product markets. In its markets, the Argos range is generally the largest among its competitors. The chart below shows the mix of Argos sales as between electricals (consumer electronics, small and large domestic appliances and other electrical products), home enhancement (furniture, housewares, DIY) and other general merchandise (toys, jewellery, sports and leisure equipment) for the year ended 31 March 2006.


23%
45%

Argos sales mix

- Electrical goods
- Home enhancement
- Other general merchandise

Financial year ended 31 March 2006

The Directors believe that Argos' wide choice, combined with its reputation for offering value for money, has helped it to become the market leader in a wide range of markets, such as jewellery, toys, small domestic appliances and furniture.

Argos has a strong record of increasing choice. The catalogue has increased from 9,000 products four years ago to over 17,000 today. As well as adding products in traditional product markets, Argos has been able to expand into new product markets such as large domestic appliances and sports and leisure equipment. The Directors expect to gain market share in these new product markets as consumer awareness continues to build.

Argos' format has also allowed it to enter quickly product markets as new technology has emerged such as in mobile phones and digital consumer electronics. The format also allows the business to continue to take share profitably as technologies mature. Argos constantly reviews product trends to identify consumer needs.

Argos is targeting three key markets for growth: furniture, consumer electronics and sports and leisure equipment. Argos is a significant retailer in each of these markets which are highly fragmented and has an opportunity to increase its market share.

Value for money offering across a broad product range

Argos has a reputation in the UK for offering value for money. This reputation has been built over many years and the Argos catalogue has in many ways acted as the consumer guide to what general merchandise is available in the UK.

Argos' unique low cost store format and ARG's purchasing scale and low cost sourcing operations support Argos' ability to continue to offer value for money across a broad range of products.

In addition, during the life of the catalogue, Argos continues to invest in promotions and permanent price reductions to ensure that its proposition remains competitive. These are communicated through flyers, leaflets, press advertising and dynamic pricing at the point of sale. This means that customers will always pay the current lowest Argos price regardless of the purchasing channel they choose.

As a result, Argos typically communicates price reductions (either permanent or as part of a promotional campaign) on over 1,000 products per month. This is equivalent to around one third of the catalogue over its life.

Unique shopping model

Argos offers a unique way of shopping that combines for customers low prices, choice and convenience. At the heart of the Argos shopping experience is its twice yearly 1,700 page catalogue which customers collect in store. Unlike a mail order business, Argos does not post catalogues to customers. Over two-thirds of UK households collect an Argos catalogue from a store each year. In addition, customers can review the catalogue in-store and online. From this catalogue customers can, at their own leisure, review Argos' product lines before making their purchase decisions.

Argos' stores act primarily as a product pick-up point for customers, with the majority of space devoted to the stock room operations. Within Argos' store network, it operates two primary types of stores, determined by their size. There are around 200 larger 'Argos Extra' stores averaging 20,000 square feet that are fully "stocked-in". This means that they carry stocks of all smaller, non "home delivery only" items, being 75% of the total 17,000 catalogue lines. The other stores carry up to 9,700 products for pick-up in store. In these smaller stores the Argos Extra products can be ordered into the stores for pick-up later, typically within three business days. Finally, 25% of the products Argos sells are larger and therefore only available for home delivery. For these home delivered products Argos offers a competitive delivery service, with delivery within 7 to 28 days depending on the product. One of the advantages of this business model is that Argos has a lower store cost base and has the ability to expand sales without increasing selling space.

The lower store cost reflects the relatively small amount of selling space required to offer a very large range of products. Within the stores there is a limited selection of products on display as customers have generally made their purchase decision by browsing the catalogue. In addition, because Argos is a destination store, the stores are often sited in secondary/non-prime locations. As a proportion of sales, the Argos format has lower staff costs, rental costs and shrinkage compared to traditional, display-based retailing. In addition Argos is increasing the number of kiosks in store, which means that customers can effectively order and pay for their products without needing staff assistance. Sales made at kiosks have grown strongly this year, enabled in particular by 'chip and pin' technology.

Supported by all elements of the unique shopping model, Argos is currently trialling a separate "Home" catalogue which is designed to increase ARG's market leading share of the fragmented furniture and housewares market. The trial started in March 2006 with a 340 page catalogue available in 100 stores. It offers consumers over 3,000 products from the existing Argos catalogue presented in a more aspirational manner.

Argos' strong store base and roll out programme

Since March 2002, Argos has added on average 34 stores per year. This excludes the 33 Index stores purchased in the year ended 31 March 2006. Today, Argos has over 650 stores, all of which are leasehold. Argos' goal is to provide, through a comprehensive national store network, convenient pick-up points for as many UK customers as possible and to support the multi-channel offering and services such as "Check & Reserve".

Argos' store portfolio development over time:

	2002	2003	2004	2005	2006
High Street	249	252	256	263	283
Shopping Centres	176	177	175	152	194
Retail Parks	65	94	125	177	180
Total	**490**	**523**	**556**	**592**	**657**

Argos' new store opening programme has exceeded ARG's investment hurdle rates that are set as part of the capital request procedure. A typical Argos Extra store costs approximately £1 million to open. In general Argos stores pay back their initial investment within three years of opening.

Argos' current plan in relation to its store network is to open around 30 stores per year, with the network expected to exceed 800 stores over time. These will be a mixture of large out of town sites, smaller stores in smaller catchments and smaller stores in densely populated urban environments in which Argos is underrepresented. In addition Argos is currently developing new concept stores which seek to ensure maximum customer service, continuing cost improvement and growing the use of technology to enable further speed of service.

Integrated multi-channel: channels for ordering and receiving goods

Argos offers customers the convenience of being able to order products through its nationwide network of stores, online and over the phone and customers are able to get their product either by picking it up in-store or by having it delivered to their home at a time which is convenient to them. The Argos offer is fully integrated across these channels. Argos is one of the very few retailers in the UK who have the capability to offer this type of service. The convenience of this offering is compelling to an increasing number of people who find being able to shop from home and/or have their goods delivered helpful in managing their busy lives.

	Receipt channel		
Year ended 31 March 2006	**Pick up in-store**	**Delivered to home**	**Total**
Order channel			
Online	6%	6%	12%
Phone	4%	4%	8%
In-store	68%	12%	80%
Total	**78%**	**22%**	**100%**

The Argos Internet sales site, www.argos.co.uk, was launched in 1998 and generated cumulative total sales of £1 billion in December 2005. It has won prestigious Retail Week on line retailing awards four times. The growth in customer use of the Internet, phone and home delivery service works in conjunction with the stores, not in competition. Whilst most purchases are still made in-store and products are still collected in-store, nearly one-third of sales now bypass the store as the order or receipt channel—this compares to just 12% five years ago. The

growth of broadband Internet access in households combined with improvements in Argos' home delivery service should lead to continued growth from online sales. Verdict estimated that in 2004, 24% of adults in the UK were shopping online and that this would grow to 49% by 2010.

One of the fastest growing areas in Argos is its "Check & Reserve" service. This allows customers to reserve products over the phone or online for later pick-up in-store. This benefits the customer in a number of ways such as ensuring the success of a store visit and allowing them to receive the goods from the most convenient store.

Argos Direct and home delivery

The ARG home delivery infrastructure allows Argos to offer an inexpensive, nationwide home delivery service for all its products. ARG has made significant investment in home delivery and believe that this will give Argos a unique advantage over competitors who do not have sufficient scale and expertise to offer a comparable home delivery offering across such wide product ranges.

Customers can request home delivery on all items purchased whether online, over the phone or in-store. Argos' standard delivery charge at £4.95 per delivery is better value than many competitors'. Argos also has a range of delivery-only products, such as furniture, beds, large screen televisions and other large items. ARG's management is committed to developing its home delivery proposition because it believes that this offering is compelling for customers and a strong differentiator of the business from its competition.

Routes to growth

The Directors believe that Argos will continue to deliver profitable sales growth by:

- consolidating and growing in market leading categories;
- developing low cost sources of supply to support its value for money offering across a wide range of product categories;
- developing and optimising the range of products it sells;
- opening new stores both out-of-town and in urban and rural areas where there is an opportunity to drive penetration;
- investing in and developing its integrated multi-channel offering; and
- developing targeted product catalogues which allow it to further enhance its position in selected markets.

Homebase overview

Homebase operates approximately 300 large, out-of-town stores which on average have an internal selling space of approximately 40,000 square feet and an additional 10,000 square feet of outdoor garden display space. ARG has positioned Homebase to operate in the wider home enhancement market within the UK. ARG defines the home enhancement market as comprising the following categories:

- core DIY products including building materials, tools, and sundry items;
- decorating products such as paint, wallpaper, flooring and tiling and the attendant materials required for these projects;
- gardening and outdoor living products including plants, gardening tools, BBQ's, outdoor furniture and outdoor toys;
- lighting and other homewares such as cookware, home textiles, storage and cleaning products;
- fitted kitchens, bathrooms and conservatories; and
- furniture including upholstery, living, dining and bedroom furniture.

The UK home enhancement market is an area that the Directors have identified as having good potential for ARG as it is an over £30 billion market with one of the highest long-term growth rates in the retail sector.

The Homebase offering is complementary to the Argos general merchandise product mix and offers the potential for ARG to expand further into the wider home enhancement market. In the year ended 31 March 2006, Argos and Homebase had combined sales of over £2.7 billion across the home enhancement product markets.

Changing home enhancement market

The current consumer spending slow down is having a disproportionate effect upon home enhancement spend, with the 'DIY shed market', as monitored by GfK, falling approximately 6% in the 52 weeks to February 2006. This compares to the average growth rate over the preceding two years of approximately 6%. This short-term change has been primarily driven by the lack of house price growth, the reduction of mortgage equity withdrawals and a low level of housing transactions.

In addition, there are also underlying structural shifts in the willingness and ability of consumers to carry out "DIY" projects within their homes. The key drivers of this are:

- increasing technology and complexity of products that are installed in the kitchen, bathroom and home in general driving an increasing need for consumers to get skilled tradesmen in to 'do-it-for-them';
- legislation is making it harder for the amateur to do key electrical and plumbing work for themselves;
- the development of supply chains to serve the small builder, supporting a greater level of affordable 'do-it-for-me' work force; and
- an increasingly wealthy population without the requisite skills to 'do-it-yourself'.

The Directors believe that the impact of this is that the traditional DIY sheds will need to adapt their product offering to serve the needs of home-owning consumers. Homebase is well positioned to benefit from these trends.

Despite the current downturn and the potential changing consumer behaviour, the Directors believe that consumers will be as interested in updating and improving their living environment as they have been in the past, but that the range of products they will want to buy will change. The Directors believe consumers will be more focused on purchasing products that are stylish and useful within the home and garden and less focused on the materials that go into creating the structure of the home. Specifically, for Homebase, this means selling more project-related products such as kitchens, bathrooms, and conservatories and selling more furniture, decorative fittings and housewares to complete the home enhancement project.

The chart below shows the mix of Homebase sales for the year ended 31 March 2006 as between DIY/gardening, home enhancement including kitchens, bathrooms, furniture and housewares and other product markets.


5%
22%
41%

Homebase sales mix

- DIY/decorating
- Other home enhancement
- Gardening
- Other

Financial year ended 31 March 2006

Achievements under ARG ownership

There were several areas that ARG identified as requiring improvement when it acquired Homebase and since its acquisition, ARG's management has implemented a strategy and investment programme that has focused on the following key areas:

- delivering the improved shopping experience;
- improving the product offering;
- investing to enhance the proposition through mezzanines;
- new store opening programme; and
- leveraging ARG's scale and expertise.

Improved shopping experience

This has focused on strengthening the Homebase brand by improving core retail skills. Stock availability in Homebase stores has been improved to over 95%. The store environment and layouts have been improved to offer a more consistent and easier shopping experience. Finally, ARG has invested in customer service through a comprehensive staff training programme, with store bonuses paid for achieving customer service targets and a mystery shopping programme across all stores to monitor performance. Customer satisfaction levels in Homebase stores have significantly improved since 2004.

Improving the product offering

Over the last three years over 100 range reviews have been conducted by Homebase management to ensure that the product offering meets customer expectations. Many product areas in the core DIY and gardening categories have been completely restructured and relaunched. This process has significantly improved the structure of product ranges to ensure that customers are given a logical choice of "good, better, best" within a product market. Additionally, it has identified areas where significant range extensions could be made to provide a more comprehensive offering to consumers.

When ARG bought Homebase it was experiencing market share declines. As a result of the above process, Homebase has been gaining market share since 2004 according to GfK.

Investing to expand the proposition through mezzanines

The introduction of mezzanines into Homebase was started under the previous owners. Mezzanines were introduced to increase the selling space of Homebase within existing and new locations and are typically around 10,000 square feet in size. ARG continued this transformation and today 144 of approximately 300 stores have a mezzanine. Under ARG ownership this space has been used to display ranges of kitchens, bathrooms and furniture,

while at the same time providing enough space to display enlarged ranges of tiling, flooring, lighting, homewares, storage, outdoor furniture and gardening products as well as a comprehensive range of core DIY products.

The addition of a mezzanine to an existing store has typically led to a sales uplift in excess of 15% in total across the store. Mezzanine additions cost around £1 million and this programme has exceeded ARG's hurdle rate for new investments.

New store opening programme

Over the last three years Homebase has opened, on average, eight new stores per year. These have been large stores with mezzanines in large markets and small stores both with or without mezzanines in targeted smaller markets. New stores cost between £1 million and £2 million depending on the size of the store. This new store opening programme has exceeded ARG's hurdle rate for new investments. In particular the success of the smaller stores in smaller catchments has increased the number of locations in which Homebase can profitably trade.

Leveraging ARG's scale and expertise

Being part of ARG has delivered significant sourcing benefits to Homebase but the Directors estimate that by applying ARG's purchasing scale and supply chain management skills there remain additional savings to be made. Benefits have been delivered through terms harmonisation, supplier rationalisation and the development of low cost sources of supply. Homebase currently sources over 20% of its products direct from abroad and the Directors believe that, over time, this proportion will continue to grow, adding further benefit to the business.

Homebase has leveraged ARG's operational capability in catalogue production and home delivery to support its furniture offering. Homebase rolled out its 'Furniture Extra' range to all stores in late 2005. This range of products is largely sourced from the Argos product pool and is available for home delivery supported by the Argos Direct home delivery operation. This leverage allows Homebase to offer a large range of reasonably priced furniture with delivery times which are among the best in the industry. This offering has proved very competitive and attractive to Homebase customers. Homebase is now trialling a larger 200 page furniture, decorating and home furnishings catalogue in 100 stores.

Homebase has also leveraged ARG's capability in e-commerce to launch its own transactional website in the year ended 31 March 2006. This features a range of relevant products sourced from the Argos product pool and available for home delivery via Argos Direct. Homebase plans to further develop this e-commerce offering.

ARG's Financial Services operation including store cards and financial products has been rolled out in Homebase. Currently there are approaching 100,000 active Homebase store card holders and the Directors expect there to be further good growth potential.

The chart below shows Homebase's progression under ARG's ownership:

Key metrics	2004	2005	2006
Stores	278	287	297
Of which have a mezzanine	67	111	144
Like-for-like sales growth	3%	3%	(4%)
New space contribution	2%	3%	3%
Total sales growth	5%	6%	(1%)
Gross margin progression	In line	Slightly up	In line

Homebase key features

As a result of the current slowdown in consumer spending and the cost pressures facing all UK retailers, many retailers in the home enhancement market are struggling. There have been a number of companies who have recently exited the market including Courts (furniture and consumer electronics), Furnitureland (furniture) and Tiles R Us (tiling and flooring). In addition, MFI, the market leader in kitchens and bedrooms has announced plans to withdraw from a number of product categories and downsize its current retail store network of over 200 large, out-of-town sites. B&Q, Wickes and Focus all experienced steep declines in like-for-like sales throughout 2005. In addition, a number of larger retail groups such as Tesco and Asda have begun to develop stand-alone stores which sell a range of merchandise for the home, in addition to other non-food items. All this signals a change in the overall market place.

Within this changing market, Homebase has continued to gain market share across most of its product categories. In 2005, according to GfK, Homebase increased its overall share of the market, in particular, in gardening, decorating, kitchens and furniture. Looking forward, the Directors believe that Homebase has the following competitive strengths that will deliver growth and see it emerge as a leader in this changing market.

Positioned as a leading home enhancement retailer

Homebase has a strong branded format that has been successfully positioned under ARG to offer a wide product range with authority in all home enhancement areas. The Homebase format is targeted at customers who are seeking to enhance their home and garden. Homebase differentiates itself from its competitors through its broad product range, style-led offering and strong and clear merchandising and advertising.

Like Argos, Homebase works on three fundamental principles: choice, with a comprehensive offer to cover all product categories for home and garden enhancement; value for money, through the "Spend and Save" loyalty programme and strong and intelligent promotional activity; and convenience, with Homebase having conveniently located and easy to shop stores on out-of-town retail parks with parking. As part of ARG, the Directors believe that Homebase will continue to take share in kitchens, furniture and other home enhancement areas from increasingly challenged and sub-scale competitors.

Opportunity to roll out proven home enhancement offering throughout the Homebase chain

Over the course of the last three years of ARG ownership, the product offering of Homebase has changed substantially to meet the needs of consumers and to leverage ARG's purchasing scale. The Directors believe that management has identified a comprehensive and compelling set of merchandise ranges which will broaden the appeal of the Homebase proposition over time. This merchandise mix, however, is not yet effectively presented in a consistent manner throughout the Homebase store network.

The investments ARG has made to date in positioning Homebase within the wider home enhancement market through the development of new product ranges and the expansion of space via mezzanine development have delivered increases in sales and profit. These investments deliver a return above ARG's investment hurdle rate.

The Directors are confident that there is a good opportunity to consistently roll out Homebase's proven home enhancement offering across the portfolio and will be conducting trials later this year to identify how best to achieve this across two groups of stores.

Firstly, there are over 80 large stores in relatively large markets which were either part of the initial mezzanine programme or opened under the previous owners. These stores do not carry the current full Homebase range and, subject to the outcome of trials, management will conduct a programme of reinvestment in these stores over the next three to five years. In addition, there are currently over 100 Homebase stores which have not received any store refurbishment investment by ARG. These stores are currently underperforming the business as a whole. Although management is unlikely to invest in all these stores, as some are planned for relocation, subject to the outcome of trials, management does intend to invest in the majority over the next three to five years to make the full Homebase proposition available across its nationwide store portfolio. This investment will include the introduction of mezzanines where possible, the refurbishment of the stores and the reconfiguration of these stores to enable the display of the newly introduced ranges of kitchens, bathrooms and furniture.

National store base with roll out plans

Homebase currently has approximately 300 large out-of-town stores located throughout the UK and the Republic of Ireland, the vast majority of which are leasehold. Of approximately 300 stores, 144 currently have a mezzanine. The Directors have identified over 100 locations which could support a Homebase store. The Directors remain confident that Homebase can continue to open new Homebase stores in both large and small catchments and current plans call for the opening of around 15 new stores per year. In larger markets, Homebase will seek to open stores with 30 to 40,000 square feet of internal selling space and approximately 10,000 square feet of outside selling space. In addition, Homebase will continue to open smaller 25,000 total square feet stores in smaller catchment areas.

Homebase management has also identified further existing stores which could support a mezzanine addition, with at least 10 mezzanines expected to be added in the year ending 31 March 2007. As outlined above, the mezzanine concept adds additional floor space which has been used to introduce ranges of kitchens, bathrooms and furniture.

Large, loyal customer base supported by the Spend and Save loyalty programme

Homebase has four million active customers using its Spend and Save loyalty programme. The Spend and Save loyalty programme offers loyal, frequent customers discounts on future purchases. Customers who have higher levels of spend receive a higher rate of discount. The top rate of discount is capped at 10%. The Spend and Save loyalty programme encourages more frequent purchases and a higher level of spending. It also allows Homebase to communicate directly with over three million customers as well as providing significant insight into spending patterns and behaviour. ARG's management intend to continue to operate this programme and to benefit from its marketing and loyalty capabilities.

Purchasing scale, infrastructure and expertise

As part of ARG, Homebase has the requisite purchasing scale and access to low cost sources of supply that will enable it to continue to offer customers a broad range of products at competitive prices, while supporting its overall gross margin levels.

Operational capability leverage

Homebase will continue to leverage ARG's infrastructure to offer customers increased: choice, through broader product ranges and financial services; convenience, through home delivery, store expansion and online channels; and value, through sourcing and supply chain infrastructure.

Homebase's financial performance

Year ended 31 March	2004	2005	2005	2006
	(UK GAAP)		(IFRS)	
Sales (*£ million*)	1,483	1,580	1,580	1,562
Operating profit before exceptional items and amortisation of goodwill (*£ million*)	102	110	114	52
Operating margin before exceptional items and amortisation of goodwill	6.9%	7.0%	7.2%	3.3%

Routes to growth

As outlined previously, the Directors believe that Homebase will deliver profitable sales growth by:

- taking market share in targeted product categories;
- leveraging ARG's extensive product portfolio, market leadership and purchasing scale;
- expanding store space through new stores and additional mezzanines; and
- investing in uninvested stores to bring the full Homebase proposition to these markets.

ARG Financial Services overview

The financial services business of ARG operates primarily as an in-house provider of retail credit solutions to Argos and Homebase. ARG Financial Services has two key strategic objectives, the first to support and drive retail sales in Argos and Homebase and the second to sell additional products to the ARG Financial Services customer base. In addition ARG Financial Services continues to review opportunities to develop other credit offerings for customers internally and in partnership with other financial services providers.

The business currently comprises three main areas: Retail Credit and Warranties; Direct Insurance and Argos Business Solutions.

Retail Credit and Warranties

Retail Credit and Warranties incorporates the Argos and Homebase store card businesses as well as the development of product warranties sold by the retail businesses. Since the initial launch of the Argos store card in late 2000, the store card business has achieved rapid growth. With over one million active users between Argos and Homebase, it is according to FLA benchmarking one of the largest UK store card businesses by both value and number of accounts.

Retail credit participation has reached 9% of sales for Argos and 4% for Homebase, supported by a competitive range of promotional credit offers, principally "Buy Now, Pay Later" ("**BNPL**"), across three, six, nine and 12 months dependent on the level of spend. Entry spend for promotional credit is only £95 in Argos and £100 in Homebase. In addition, ARG's credit offerings are available through each of its different channels: applications can be made and approved in store, online and over the phone; store cards are accepted as payment through all channels within Argos and Homebase, offering the customer extra convenience.

Enhancing the affordability of merchandise is an intrinsic element of the retail offer and is particularly important for the purchases of high value items such as furniture and electronics in Argos, and kitchens and bathrooms in Homebase. Indicative of this is that, whilst overall retail credit penetration in Argos is 9%, for purchases over £95 this rises to over 15%. Whilst overall credit penetration in Homebase is 4%, for bathrooms it is 17% and for kitchens it is 45%.

A key component of profitability to ARG Financial Services is the generation of interest income coupled with responsible lending decisions relating to customer risk. Although a key aspect of the credit proposition is the deferred payment arising from BNPL, the revolving aspect of the store card book continues to grow, with over 50% of store balances revolving and consequently being interest bearing.

With such a significant and important customer base, ARG Financial Services operates a customer management programme via direct mail and statement inserts, offering incentives to drive retail spend and balance growth. Targeting different segments of the store card base, offers are tailored to discrete customer segments based on previous spending behaviour, enabling ARG Financial Services to maximise ARG's marketing effectiveness in maintaining card activation levels and usage.

Direct Insurance

Direct Insurance comprises motor, home, travel and pet insurance. Motor and home insurance is provided through a partnership with Lloyds TSB whilst travel and pet insurance operate through specialist providers. These products are offered directly to customers via store leaflets and catalogues as well as cross-selling opportunities arising through the customer databases of ARG.

Argos Business Solutions

Argos Business Solutions ("**ABS**") leverages the range and value proposition of Argos and Homebase in the business to business marketplace. ABS provides value-added business solutions such as incentive scheme vouchers to its clients.

Other operations

Personal loans

The ARG Financial Services personal loans business is currently being run-off following the decision to exit this highly competitive market in 2004.

Whiteaway Laidlaw Bank

ARG Financial Services also operates a small, Manchester-based commercial bank. Whiteaway Laidlaw Bank offers banking facilities to small businesses and personal customers. It has recently been decided to close the bank; however, the impact of this on ARG's financial results will not be material.

Further details of ARG's financial services business are set out in the paragraph entitled "Regulatory" below and paragraph 50 of Part XIX: "Additional Information" of this document.

Operational capabilities

Global sourcing

ARG has an advanced global sourcing operation that leverages common infrastructure and purchasing scale for the benefit of both retail businesses.

The development of strategic sourcing infrastructure has resulted in directly imported goods now accounting for over 30% of Argos' sales and over 20% of Homebase's sales. The level of direct imports has grown on average by approximately 25% per year for the last three years. A growing proportion of what is directly imported is now also directly sourced from the overseas manufacturer themselves and although this has been growing at a faster rate, it still represents less than 50% of all goods directly imported.

ARG's sourcing operation has offices in Hong Kong, Shanghai and Shenzhen. These offices, together with the UK team, procure goods for both businesses.

As well as strategic sourcing opportunities, ARG also conducts supplier management exercises to yield purchasing benefits. This includes supplier reviews, harmonisation of terms and strategic sourcing relationships.

The scale of ARG's sourcing is further leveraged in related services and processes. This includes freight forwarding, off-shore consolidation and off-shore warehousing. Product specifications and packaging are looked at in conjunction with the supplier to achieve further purchase or transportation savings. ARG co-ordinates ethical sourcing audits and quality assurance testing. The retail businesses have also achieved benefits from holding joint sourcing trips and the alignment of sourcing timetables.

Warehousing and distribution

Argos has two national distribution centres ("**NDCs**") that receive directly imported goods. In addition, Argos has two further NDCs which handle extended product ranges. The NDCs supply six regional distribution centres ("**RDCs**") that in turn supply between 80 and 140 stores per geographic region. These NDCs also supply products to the home delivery network.

Homebase has three NDCs. One NDC receives directly imported products and the two further NDCs cover specific product categories across the country. There are also two further RDCs that supply the Homebase stores in two distinct geographic regions.

ARG has made significant investments in the distribution infrastructure and expertise required to support its growth. ARG now handles over 400 million individual products per year. The investments made have had the dual objectives of ensuring that customer demand can be met and that unit costs are kept as low as possible while expanding capacity to satisfy demand.

The key areas of investment have been in:

- warehousing and systems for directly imported products capable of handling incoming containers and reducing bulk to support the single picking operation required by Argos; and
- expanding warehousing capacity to accommodate the Argos Extra ranges.

ARG expects to continue to invest in its warehousing and distribution infrastructure to support further growth and operational efficiency. For example, Argos will relocate one of its NDCs that receive directly imported goods to a larger site during the year ending 31 March 2007.

Enabling a fully-integrated multi-channel offering

ARG's multi-channel offering is supported by its home delivery scale and expertise, its catalogue production, its transactional online platform and its customer service infrastructure.

Home delivery scale and expertise

ARG makes seven million deliveries to customers each year, which the Directors believe makes it the largest non-food retailer in the UK by number of deliveries. The service currently delivers to one in seven UK homes. All 17,000-plus Argos products are available for home delivery. Homebase's large, bulky goods such as its furniture offering are available for home delivery.

The delivery of smaller Argos products only requires 'one man' to deliver and their delivery is contracted out to Home Delivery Network. This enables ARG to leverage the scale of Home Delivery Network, the largest 'one man' delivery operation in the UK, enabling it to offer nationwide delivery usually within 48 hours at a highly competitive cost to the customer. There are two 'one-man' delivery warehouses operated by Argos. Goods are then transported from the warehouses by a third party logistics specialist to outbases operated by Home Delivery Network for onward delivery to customers.

ARG also operates a national home delivery infrastructure for large, bulky products which supports both the Argos and Homebase businesses. This 'two man' delivery operation makes four million customer home deliveries each year. ARG has three 'two man' delivery warehouses the operations of which are outsourced to a third party logistics specialist which together cover the whole of the UK with 600 Argos-owned delivery vehicles. This is one of the largest 'two man' delivery operations in the UK and its scale means that Argos and Homebase benefit from competitive cost per delivery levels.

Catalogue production capabilities

ARG's level of catalogue production makes it one of the leading catalogue producers in the UK. There are significant economies of scale in catalogue production from the purchase of the paper required to the photographing of the product presented in the catalogue through to the information system infrastructure required to manage the complex process of ensuring that over 17,000 products are presented and priced in time for the final printing of the Argos catalogue twice a year.

Homebase has benefited from catalogue production expertise and scale with the launch of its Furniture Extra and other catalogues that help generate additional sales in specific product areas.

Transactional website operational expertise and scale

The www.argos.co.uk website is the second most popular e-commerce retail site in the UK, after Amazon.co.uk. Argos has been operating a fully transactional website since 1998 and has continued to invest heavily in the systems infrastructure required to make it secure and robust as it grows. This is an area in which ARG will continue to invest to ensure that its offering is compelling to consumers who increasingly wish to use the Internet to find and order products.

Homebase has benefited from leveraging this investment and infrastructure in the launch of www.homebase.co.uk, a fully transactional website offering over 13,000 products sourced from and supported by Argos.

Customer service infrastructure management and scale

Argos and Homebase are supported by a shared customer service operation which takes customers' orders for products and credit services online and over the phone, deals with customers' enquiries regarding their orders and credit accounts and confirms delivery times. ARG customer services operates three call centres throughout the UK, employs around 2,000 customer service representatives and handles 17 million Argos customer enquiries and one million Homebase customer enquiries per year. The Directors believe that it is important that the customer service operation is wholly controlled and close to the business. The Directors believe that against industry metrics of best in class operations in terms of prompt call answering, amount of abandoned calls and level of customer complaints, ARG customer service matches the service levels demanded of external providers.

Other shared services: property and media buying

Argos and Homebase are supported by a central information systems team, ARG IS. ARG IS provides systems planning, development, support and maintenance for the businesses. Every year, ARG IS undertakes a number of major systems development projects. Typically these will improve the customer experience or deliver cost savings to ARG. In addition a number of projects will address regulatory requirements and essential systems upgrades.

ARG property provides location identification and property negotiation services to both Argos and Homebase. For the year ended 31 March 2006, ARG property negotiated the acquisition of 75 properties (including 33 Index sites). The expertise required to identify appropriate sites, obtain the required planning permissions and negotiate acceptable terms and ongoing property management is a strong enabler for the businesses in achieving their growth objectives.

Given the competitiveness of the UK retail market, ARG has a significant level of advertising spend. Following the acquisition of Homebase, the media buying operations and negotiations of the two businesses were brought

together and the joint negotiation of the media buying contract yielded savings for ARG. Across ARG there are a number of shared suppliers with whom ARG has negotiated a single supply contract at favourable rates.

Intellectual property

ARG seeks to protect its brands, designs, inventions and trade secrets through a combination of trade marks, design rights, copyrights, patents and contractual restrictions. The protection provided by these intellectual property rights varies between the UK, Republic of Ireland and other countries.

ARG considers the ARGOS and HOMEBASE names to be particularly important, and aims to register them as trade marks in markets which the Directors believe are, or are likely in the future to be, material to its business. Argos and Homebase own UK trade mark registrations for ARGOS, HOMEBASE and many other brands, covering a broad range of goods and services. Argos and Homebase also own European Community trade mark registrations for ARGOS and HOMEBASE. However, Homebase's broad European Community trade mark application for HOMEBASE was refused in part following an opposition by a third party. Argos owns the domain names argos.co.uk and argos.ie, and Homebase owns the homebase.co.uk domain name. These domain names connect to their respective websites.

Regulatory

ARG offers certain financial and insurance services to its customers, including the Argos and Homebase store cards. Some of the activities of ARG Financial Services are regulated by the FSA and subject to the Consumer Credit Act.

ARG's operations are also subject to regulation from UK, Irish and European Union and other international regulatory authorities concerning, among other things, export and import quotas and other customs regulations; consumer and data protection; the advertisement, promotion and sale of merchandise; product safety, the health, safety and working conditions of ARG's employees, the safety of ARG's stores and their accessibility for the disabled; environmental matters; and ARG's competitive and marketplace conduct.

In 2003, ARG and Littlewoods were fined by the OFT for infringing the Competition Act 1998 by participating in an arrangement with Hasbro in relation to the prices at which they would resell Hasbro toys. The Competition Appeal Tribunal rejected the companies' appeals on liability (although it reduced the fines imposed on the companies), following which the companies appealed that judgment to the Court of Appeal whose decision is expected to be delivered later this year. Following the OFT's decision, ARG instituted a continuing programme of compliance measures with a view to ensuring that its employees comply with the requirements imposed upon ARG by the competition laws applicable to it.

Further regulatory details are set out in paragraph 50 of Part XIX: "Additional Information" of this document.

Part VII: ARG Operating and Financial Review

The following discussion should be read in conjunction with ARC's combined financial information set out in Part IX: "ARG Historical Financial Information" of this document. ARG's combined financial information for the year ended 31 March 2006 has been prepared on the basis of IFRS. ARG's combined financial information for the year ended 31 March 2005 has been prepared on the basis of IFRS and UK GAAP. ARG's combined financial information for the year ended 31 March 2004 has been prepared on the basis of UK GAAP. The financial information for Homebase, included within ARG's combined financial information, is for the years ended 29 February 2004, 28 February 2005 and 28 February 2006 but is presented with ARG's combined financial information for years ended 31 March. Homebase's year end is the end of February to avoid distortions relating to the timing of Easter.

Comparisons between the years ended 31 March 2006 and 2005 are based on financial information prepared on the basis of IFRS. Comparisons between the years ended 31 March 2005 and 2004 are based on financial information prepared on the basis of UK GAAP. A summary of the impact of IFRS on the comparative period is set out in note 35 to ARG's combined financial information prepared on the basis of IFRS in Section B of Part IX: "ARG Historical Financial Information" of this document.

This Part VII: "ARG Operating and Financial Review" contains unaudited operating information in relation to ARG's business, which is derived from management accounts for the relevant accounting periods presented and internal financial reporting systems supporting the preparation of financial statements.

This Part VII: "ARG Operating and Financial Review" contains forward-looking statements that involve risks and uncertainties. ARG's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set out under Part II: "Risk Factors" and elsewhere in this document.

Overview

ARG is the UK's leading home and general merchandise retailer with retail sales of over £5.5 billion in the year ended 31 March 2006. It sells products under two distinctive and complementary retail brands, Argos and Homebase, which are household names in the UK. ARG has market leading positions in a number of the product categories that it sells, providing significant purchasing scale.

Argos is a unique retailer recognised for choice, value and convenience. It sells over 17,000 general merchandise products, all of which are set out in its twice yearly 1,700 page catalogue which is at the heart of its proposition. Customers can purchase products through its network of over 650 stores, online and over the phone, with the option of picking up their purchases from a store or having them delivered to their home.

Homebase is the UK's second largest home improvement retailer and is recognised for choice, style and customer service within the wider home enhancement market. It has approximately 300 large, out-of-town stores which sell over 30,000 products, as well as a growing Internet offering. It also offers customers the convenience of home delivery for bulky, high value items.

Argos and Homebase are supported by ARG Financial Services, an in-house financial services business, which provides a range of credit and insurance offers to their customers.

ARG has a strong track record of growth and sales have increased by 13% over the two years ended 31 March 2006. This growth has been driven by ARG's multi-channel offering, and its investment in existing and new stores, which has enabled it to increase its market share across a broad range of product categories. The growth within ARG has been supported in particular by Argos' long track record of growth which has seen its sales increasing from £2,717 million in 2002 to £3,893 million in 2006, an increase of 43%. ARG seeks to obtain a competitive advantage by leveraging its size to improve purchasing scale, generate cost efficiencies by sharing infrastructure and to provide multi-channel capability across its retail businesses.

Set out below is a breakdown of ARG sales for each period under review:

	Year ended 31 March			
	2004	**2005**	**2005**	**2006**
	UK GAAP (£ million)		**IFRS (£ million)**	
Argos	3,384	3,652	3,652	3,893
Homebase	1,483	1,580	1,580	1,562
Financial Services	60	81	81	93
ARG	**4,927**	**5,313**	**5,313**	**5,548**

Set out below is a breakdown of the impact on sales of like-for-like growth and space growth for both Argos and Homebase for each of the periods under review:

	2004	2005	2006
Argos			
Like-for-like	5%	3%	(1%)
Space	7%	5%	8%
Total	**12%**	**8%**	**7%**
Homebase			
Like-for-like	3%	3%	(4%)
Space	2%	3%	3%
Total	**5%**	**6%**	**(1%)**

Set out below is a breakdown of ARG's operating profit for each period under review:

	Year ended 31 March			
	2004	2005	2005	2006
	UK GAAP (£ million)		IFRS (£ million)	
Argos	297	325	320	291
Homebase	102	110	114	52
Financial Services	(6)	—	—	6
Central Costs	(7)	(13)	(12)	(11)
Operating profit before exceptional items and goodwill	**386**	**422**	**422**	**338**
Exceptional items	(7)	(22)	(22)	(25)
Amortisation of goodwill	(127)	(127)	—	—
Operating profit	**252**	**273**	**400**	**313**

Current trading and prospects

The UK retail market is undergoing significant change. This change is in part driven by the current slowdown in consumer spending, but is underpinned by an overall structural shift in favour of large scale retailers such as ARG. Retailers that cannot offer a differentiated service or shopping experience and are unable to compete with the large scale retailers on price are likely to continue to underperform with some being forced to exit the market.

The Directors believe that market conditions in the UK will remain difficult throughout the 2006 calendar year and possibly into 2007, particularly for discretionary, high value or housing related product categories. The Directors believe that after this slowdown the underlying volume and value growth rates for most product markets, although positive, will be below the levels seen in the five years up to December 2005. However, the Directors believe there will continue to be areas of relatively higher growth, either due to new product innovation or technology. The Directors believe that ARG is well positioned to take advantage of some of these higher growth markets.

Principal factors affecting ARG's results of operations

Set out below is a discussion of the principal factors affecting ARG's results of operations for the period under review:

Consumer spending

ARG is affected by the level of consumer spending. This can reduce due to factors such as higher interest payments and utility bills, moderation in growth of disposable income, and the approach of consumers to borrowing (which can depend on factors such as the rate of growth in the housing market). A weakening in consumer demand was experienced in the second half of the year ended 31 March 2005 and this has continued throughout the year ended 31 March 2006.

Consumer awareness and product offering

ARG is affected by the consumer awareness of its brands, services and product offering. Over the period under review, Argos has successfully expanded its product offering and rolled out Argos Extra. Argos Extra offers customers over 17,000 lines compared to approximately 13,000 previously offered, and contributed approximately 2% to sales growth of Argos for the year ended 31 March 2006.

Homebase has continued to introduce mezzanine levels in its stores and now has 144 of a total 297 stores with a mezzanine. This has assisted Homebase in expanding its product offering to include big ticket items such as kitchens, bathrooms and furniture. Homebase also rolled out its "Furniture Extra" range to all stores in late 2005.

Price strategy

Reducing prices can increase volumes and therefore raise sales, and is a strategy which has been actively pursued by Argos on the publication of each catalogue during the period under review. For the period under review, prices on re-included products in each catalogue have been on average 2% to 6% lower. Argos is also committed to lowering prices during the life of each catalogue. For example, over 1,800 price reductions were made during the life of the 2005 Autumn / Winter catalogue. Its "non-stop price drop" campaign reinforces this message to customers.

Homebase's promotional pricing strategy is linked to its well established Spend and Save loyalty programme, with customers who have higher levels of spend receiving a higher rate of discount. The top rate of discount is capped at 10%. Homebase also runs other discount events where customers can receive additional discounts on products purchased.

Competitor pricing

The retail market is highly competitive and Argos and Homebase have to monitor closely the pricing and promotion strategies of their competitors, as these could have an impact on their sales. In general, both Argos and Homebase attempt to maintain price competitiveness but monitor its effect on overall profit. For example, in the year ended 31 March 2006, some of the price reductions pursued by Homebase in response to competitor pricing, especially in the second half of the year, did not generate the desired volume uplifts.

Advertising

Given the competitiveness of the UK retail markets, Argos and Homebase have a relatively large annual advertising spend. Argos' and Homebase's advertising expenditure fluctuates during the year, for example, Christmas and Easter and around the time of key events, such as promotional events in Homebase and the twice yearly catalogue launch in Argos. During the period under review, both Argos and Homebase have rolled out new national TV advertising campaigns. Argos and Homebase also advertise in both national and local press and on radio. Argos and Homebase also produce promotional brochures and flyers throughout the year.

Variations in results, seasonality and weather

Argos and Homebase increase their advertising spend, hire additional staff and source additional volumes of merchandise for peak trading periods. Argos and Homebase increase their inventory levels in anticipation of peak trading periods and this increased inventory requires careful management. Any surplus stock that has not been sold during a season will either be sold on promotion or held in storage for sale at a later time. Retail demand is highest during the Christmas period and is subject to consumer preferences, perception and/or spending during this period. Annual demand for Argos products is highest during the months of November and December. As a major retailer of DIY and garden related products, demand for Homebase products is traditionally highest through the Spring, at Easter and during the summer months although levels of demand will vary depending on the weather.

Multi-channel offering

Increasingly "time-pressed" consumers want to be able to purchase products from retailers through a variety of channels including in-store, online and over the phone and Argos in particular has benefited from the growth in Internet shopping in the UK. In 2006, Argos' sales ordered over the Internet increased by 55%, and exceeded phone orders for the first time. Argos Direct, the delivery to home operation, also grew sales by 10% in 2006, representing 22% of Argos' sales.

Store expansion and refurbishment

ARG's results were impacted during the period under review by the introduction of new stores, which increased sales and associated costs. As at 31 March 2006, Argos operated 657 stores and Homebase operated 297 stores.

In July 2005, Argos acquired 33 stores from Index for £45 million. These stores were refitted and integrated into the existing Argos operation and contributed approximately 2% of Argos' space growth in the year ended 31 March 2006.

Argos' and Homebase's results are also impacted by either refurbishment or enhancement of existing stores, most significantly at Homebase, where an increasing number of mezzanine floors have been installed in-store. At Argos, certain stores were enhanced in readiness for the roll out of Argos Extra.

Operational infrastructure

Over the period under review, ARG has invested significant amounts of capital in both the Argos and Homebase infrastructure, elements of which are shared. This enables ARG to both leverage its infrastructure cost base more efficiently and to enter new product categories within each retail brand more rapidly.

Suppliers and merchandise

ARG had a cost of sales of £3,687 million in the year ended 31 March 2006. The scale of its purchasing has allowed ARG to deliver efficiencies and value for money to consumers across a broad range of product markets whilst maintaining gross margin levels in a highly competitive market place. These efficiencies have been achieved not only in negotiating the purchase price of merchandise (including levels of supplier discounts), but also in terms of shipping efficiencies, freight forwarding expertise, packaging efficiencies and quality assurance.

In addition, the countries from which ARG sources many of its products have changed. New, lower cost sources of supply have developed over the last 10 years as manufacturing markets have opened up in Eastern Europe, China, India and the rest of the Far East. ARG has developed expertise and operations to enable it to benefit from these lower cost suppliers and now has buying offices in Hong Kong, Shanghai and Shenzhen. As a result, both Argos' and Homebase's proportion of directly imported goods has increased during the period under review.

Foreign currency

Over 30% of Argos' merchandise sales and over 20% of Homebase's merchandise sales are purchased in currencies other than pounds sterling. In order to manage its exposure to fluctuations in exchange rates, ARG has historically entered into foreign exchange hedging contracts. Nonetheless, wide fluctuations in exchange rates over a given year may have a material effect on ARG's results of operations.

Inflation

Inflation generally affects ARG by increasing its wage costs, rental costs, rates, utility costs and the costs of other goods and services that ARG purchases which are not for resale.

Basis of preparation of combined financial information and transition to IFRS and explanation of line items

Basis of preparation and transition to IFRS

Combined financial information

ARG's combined financial information for the years ended 31 March 2005 and 31 March 2006 has been prepared on the basis of International Financial Reporting Standards ("**IFRS**") and ARG's combined financial information for the years ended 31 March 2004 and 31 March 2005 has been prepared on the basis of United Kingdom Generally Accepted Accounting Principles ("**UK GAAP**").

The principal subsidiaries and associated undertakings included within this combined financial information are shown in note 38 to the combined financial information for the years ended 31 March 2005 and 31 March 2006 on the basis of IFRS set out in Section B (IFRS) of Part IX: "ARG Historical Financial Information" of this document and are shown in note 32 to the combined financial information for the year ended 31 March 2004 and 31 March 2005 on the basis of UK GAAP set out in Section D (UK GAAP) of Part IX: "ARG Historical Financial Information" of this document.

Transition to IFRS

The combined financial information for the year ended 31 March 2006 has been prepared on the basis of IFRS. The results for the year ended 31 March 2005 have been extracted from ARG's financial statements for that year and have been adjusted for the effects of changes in accounting policy on transition to IFRS. These adjustments are summarised in note 35 to the combined financial information for the year ended 31 March 2005 on the basis of IFRS set out in Section B (IFRS) of Part IX: "ARG Historical Financial Information" of this document.

The combined financial information applies IFRS 1 "First-time adoption of International Financial Reporting Standards", and ARG has elected to use the following exemptions:

- IFRS 3 "Business Combinations" has not been applied retrospectively to business combinations that occurred before 1 April 2004;
- cumulative translation differences for foreign operations have been deemed to be nil at 1 April 2004. Any gain or loss on a subsequent disposal of a foreign operation will exclude translation differences that arose before 1 April 2004; and
- in addition, ARG early adopted the amendment to IAS 19 "post retirement benefits" whereby cumulative actuarial gains and losses at the date of transition (1 April 2004) on the valuation of post-employment benefit assets and liabilities have been recognised as an adjustment to equity at that date.

Accounting policies applicable to IFRS combined financial information

A summary of the principal accounting policies applied in preparing the combined financial information for the years ended 31 March 2005 and 31 March 2006 on the basis of IFRS is included within the Basis of Preparation note to the combined financial information set out in Section B (IFRS) of Part IX: "ARG Historical Financial Information" of this document. These policies have been consistently applied to both years presented.

The combined financial information has been prepared on the basis of IFRS adopted for use in the European Union. These standards include subsequent amendments and related interpretations issued and adopted by the International Accounting Standards Board ("**IASB**") that have been endorsed by the European Commission.

Accounting policies applicable to UK GAAP combined financial information

A summary of the principal accounting policies applied in preparing the combined financial information for the years ended 31 March 2004 and 31 March 2005 on the basis of UK GAAP is set out in note 2 to the combined financial information set out in Section D (UK GAAP) of Part IX: "ARG Historical Financial Information" of this document. These policies have been consistently applied to both years presented.

Adoption of IAS 32 and IAS 39

As permitted by IFRS 1 GUS elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year ended 31 March 2006 and therefore this combined financial information also implements IAS 32 and IAS 39 only in the year ended 31 March 2006. The adjustment required as at 1 April 2005 is set out in note 36 to the consolidated financial information for the years ended 31 March 2005 and 31 March 2006 on the basis of IFRS and is set out in Section B (IFRS) of Part IX: "ARG Historical Financial Information" of this document.

The main adjustments that would make the comparative information comply with IAS 32 and IAS 39 relate to:

- derivative instruments: on the basis of UK GAAP, many derivative instruments are not accounted for at fair value, but are generally treated as off-balance sheet; and
- hedge accounting: hedge designation on the basis of UK GAAP is less restrictive than IAS 39, thereby allowing designation of hedge relationships in cases where IAS 39 does not permit hedge accounting.

Explanation of line items

Sales

The term "Sales", as discussed in this Part VII, unless otherwise indicated, means ARG's revenue on the basis of IFRS, which is equivalent to turnover on the basis of UK GAAP. ARG's sales consist primarily of the sales of merchandise in Argos and Homebase across the United Kingdom and the Republic of Ireland. Sales are also recorded from financial products that are supplied by ARG Financial Services.

Changes in ARG's sales from period to period are generally affected by the following factors:

- the volume of merchandise sold, which is primarily driven by levels of consumer spending and their awareness of ARG products;
- the prices at which Argos or Homebase sells merchandise;
- competition from Argos' and Homebase's retail (including Internet) competitors, which may impact sales of merchandise and its pricing policies;
- changes in the mix of products sold within Argos' or Homebase's different product categories;
- the level and effectiveness of Argos' and Homebase's advertising and promotions;
- seasonality and weather;
- the opening of new stores and store enhancements and refurbishments (including the addition of mezzanine floors);
- the investment in ARG's operational infrastructure to support its store network;
- the extent to which products are available as a result of Argos and Homebase accurately predicting, planning for and implementing range selection in line with consumer trends; and
- the APR on Argos' and Homebase's store card, together with the mix of promotional and non-promotional credit products offered.

Cost of sales

Cost of sales consists of merchandise costs and associated distribution costs together with the interest costs, bad debt costs and other costs directly associated with the offering by ARG Financial Services of financial products.

Merchandise costs

Merchandise costs comprise the cost of purchasing Argos and Homebase merchandise from international and domestic suppliers, including freight and delivery charges, taxes and foreign exchange gains or losses.

Changes in ARG's merchandise costs from period to period are affected by a number of factors, including:

- the cost of the base raw materials and all associated costs of production of ARG's products together with the discount levels agreed with suppliers;
- the planned and resultant level of demand;
- the method of purchase, either domestic or imported, together with whether it is purchased direct from a supplier or through a third party, together with any duties that are payable;
- freight cost changes as a result of shortages of supply or increases in fuel related costs;
- the level of tariffs imposed on ARG by regulatory authorities from certain countries;
- exchange rate fluctuations;
- stock losses, breakages and stock write-downs; and
- the level of cost inflation.

Distribution costs

Distribution costs consist primarily of the costs of operating ARG's NDCs and RDCs and the costs associated with transporting merchandise from these distribution centres directly to its stores and also to its home delivery warehouses.

Changes in ARG's distribution costs from period to period are affected primarily by the following factors:

- the volume and weight of merchandise transported to and from ARG's NDCs and RDCs;
- the terms and conditions of key distribution contracts;
- the method of transport and distance over which merchandise is transported;
- whether the product is sourced either domestically or imported;
- the total number of distribution centres and any opening or closing costs, including the depreciation of the capital costs relating to the construction of any new warehouses and any temporary, volume driven, annexation costs;
- the costs associated with operating ARG's NDCs and RDCs, including rent, rates, wages and other operating costs, including maintenance and energy costs;
- the level of customer returns; and
- the level of cost inflation.

Net operating expenses

Net operating expenses consist primarily of selling costs and administrative expenses.

Selling costs

Selling costs consist primarily of:

- establishment costs such as rent, rates, service charges, cleaning, maintenance, energy and other operating costs at ARG's stores and home delivery warehouses;
- payroll for its store staff and its home delivery warehouse staff, including salaries, social security and pensions costs;
- depreciation expense related to capital expended on its stores and home delivery warehouses;
- advertising and promotional expenditure, including costs associated with market research;
- catalogue costs; and
- the costs of delivering products from ARG's home delivery warehousing to customers and the subsequent cost of any customer returns.

Changes in ARG's selling costs from period to period are affected primarily by the following factors:

- the opening of new stores, and the improvement and modernisation of existing stores, and the associated depreciation charges;
- the opening of new and/or expansion of existing warehouses to support the growth of ARG's home delivery sales;
- the rental and rate expense related to ARG's stores and home delivery warehouses;
- the general level of payroll and benefit increases given to its employees at its stores and its home delivery warehouses;

- the level of ARG's advertising and promotional expenditure, including costs associated with market research;
- the level of customer returns; and
- the level of cost inflation.

Administrative expenses

Administrative expenses consist primarily of the following:

- payroll for employees, including salaries, social security costs and pension costs in respect of head office departments and operations, and ARG-wide bonus costs;
- depreciation expense related to ARG's head office facilities and the amortisation of goodwill (on the basis of UK GAAP) and other intangible assets;
- depreciation, licencing and maintenance expense related to certain information technology systems; and
- other head office facility costs.

Changes in administrative expenses from period to period are affected primarily by:

- the general level of payroll and benefit increases given to selected employees;
- expenses related to existing, new and revised information technology systems;
- changes to head offices; and
- the level of cost inflation.

Net financing costs

Net financing costs consist primarily of the net of interest charged on intercompany borrowings and interest received, net of the financing expense which is charged to ARG Financial Services in respect of interest costs related to the funding of its loan portfolio. These financing costs are included within cost of sales.

Results of operations

Set out below is a discussion of ARG's results for the years ended 31 March 2005 and 31 March 2006 on the basis of IFRS, together with a discussion of ARG's results for the years ended 31 March 2004 and 31 March 2005 on the basis of UK GAAP.

Comparison of the year ended 31 March 2005 to the year ended 31 March 2006

The following table sets forth certain financial information relating to ARG's combined income statement for the periods indicated:

	Year ended 31 March	
	2005	2006
	IFRS (£ million)	
Sales	5,313	5,548
Cost of sales	(3,493)	(3,687)
Gross profit	**1,820**	**1,861**
Net operating expenses	(1,420)	(1,548)
Operating profit	**400**	**313**
Finance income	37	47
Finance expense	(73)	(78)
Net financing costs	(36)	(31)
Share of post tax losses of associate	—	(4)
Profit before tax	**364**	**278**
Group tax expense		
— UK	(116)	(96)
— Overseas	(1)	(1)
	(117)	(97)
Profit for the financial year	**247**	**181**

Overview

The year ended 31 March 2006 was characterised by a continued downturn in the level of consumer spending. Higher interest payments and utility bills, moderation in the growth of disposable income and a more cautious approach to borrowing (influenced by a slow housing market) all combined to subdue consumer spending. This

weak demand, coupled with higher cost inflation in areas such as rent, rates, wages, utilities and fuel bills, has adversely impacted many retailers' profits, including those of ARG.

Sales

	Year ended 31 March	
	2005	2006
	IFRS (£ million)	
Argos	3,652	3,893
Homebase	1,580	1,562
ARG Financial Services	81	93
Total Sales	**5,313**	**5,548**

ARG's sales increased by 4% to £5,548 million in the year ended 31 March 2006 from £5,313 million in the year ended 31 March 2005. A major part of the growth was attributable to Argos, where sales increased by 7% to £3,893 million in the year ended 31 March 2006 from £3,652 million in the year ended 31 March 2005. In contrast, sales for Homebase decreased by 1% to £1,562 million in the year ended 31 March 2006 from £1,580 million in the year ended 31 March 2005. Sales for ARG Financial Services increased by 15% to £93 million in the year ended 31 March 2006 from £81 million in the year ended 31 March 2005.

Argos

The increase in sales at Argos was principally due to the impact of new trading space, this being the annualisation of the net 36 new stores opened in the year ended 31 March 2005, the opening of a net 32 additional new stores in the year ended 31 March 2006, together with the additional space from the integration and rebranding of the 33 Index stores acquired in July 2005. All of these factors contributed to sales growth attributable to new space of 8%. Like-for-like sales fell by 1% in the year as a result of the weak level of consumer spending in the retail market. This weakness was partially offset by the roll out of the Argos Extra offering together with strong sales in consumer electronics, bedroom furniture, textiles, toys and white goods. During the period under review, Argos increased its market share in the general merchandise market.

Homebase

The decrease in sales at Homebase was a result of the lower level of consumer spending in the DIY market which was more marked than that experienced in the general retail market. Although new stores contributed 3% sales growth, like-for-like sales fell by 4% in the year, with the performance being weakest in the fourth quarter of the year. Despite the difficult trading environment, total sales of kitchens and furniture saw double digit percentage increases, driven by the roll out of the Furniture Extra product offering, together with investment in additional mezzanines. Core DIY and decorating sales fell by mid-single digit percentages on a like-for-like basis. During the period under review, Homebase increased its market share in the home improvement market.

ARG Financial Services

ARG Financial Services' gross consumer loan book fell by £30 million to £433 million for the year ended 31 March 2006. The decline reflects the run-off of the personal loan book resulting from the decision taken in December 2004 to withdraw from this competitive market, offset partially by the growth in the store card loan book. The store card loan book growth generated an increase in interest income.

Cost of sales and gross profit

Cost of sales increased by 6% to £3,687 million in the year ended 31 March 2006 from £3,493 million in the year ended 31 March 2005. Gross profits increased by 2% to £1,861 million in the year ended 31 March 2006 from £1,820 million in the year ended 31 March 2005. Gross profit as a percentage of sales, decreased slightly.

Argos

Merchandise costs grew in line with sales growth, resulting in the gross margin as a percentage of sales being in line year-on-year with supply chain benefits being re-invested in lower prices for the consumer. Distribution costs as a percentage of sales increased year-on-year attributable to an increase in infrastructure, primarily relating to the opening of a new warehouse to support both the roll out of the Argos Extra product offering and the growth in direct importing, which operated below full capacity utilisation during the year. Further cost increases were driven by underlying cost inflation.

Homebase

Merchandise costs reduced in line with sales, resulting in the gross margin as a percentage of sales being in line year-on-year, with supply chain benefits offset by promotional activity. This promotional activity was particularly marked in the second half where the gross margin was down year-on-year. Distribution costs as a percentage of

sales increased reflecting annualisation of the costs of the opening of a new warehouse towards the end of the year ended 31 March 2005, together with underlying cost inflation.

ARG Financial Services

Costs of sales for ARG Financial Services increased as a result of increased provisions for bad debts, partially offset by lower interest costs.

Net operating expenses

Net operating expenses increased by 9% to £1,548 million in the year ended 31 March 2006 from £1,420 million in the year ended 31 March 2005.

Operating expenses for the year ended 31 March 2006, include exceptional items totalling £25 million, these being £12 million relating to the Homebase head office relocation and £13 million relating to a Homebase impairment charge as a result of individual stores being designated as cash generating units under IFRS. Operational expenses for the year ended 31 March 2005 include exceptional items totalling £22 million, these being £16 million relating to an OFT fine in respect of alleged conduct by Argos in 1999 and a further £6 million relating to the Homebase head office relocation to Milton Keynes (total cost of £18 million).

Excluding the impact of these exceptional items, net operating expenses increased by 9% to £1,523 million in the year ended 31 March 2006 from £1,398 million in the year ended 31 March 2005.

Argos

Net operating expenses, excluding the above exceptional items, increased by 10% in the year ended 31 March 2006. One-off costs of £11 million in the first half of the year relating to the transitional costs of the Index stores and the restructuring costs associated with changing staffing arrangements in-store accounted for 1% of this increase. Excluding these one off costs of £11 million, net operating expenses increased by 9% year-on-year, reflecting the incremental costs directly attributable to higher sales (which for the year grew by 7%), further investment in areas such as the Argos Extra product offering, new store space and infrastructure investment, primarily relating to the opening of a new warehouse to support the growth in Argos Direct, which operated below full capacity utilisation during the year. The balance of the cost increase was attributable to underlying cost inflation.

Homebase

Net operating expenses, excluding the above exceptional items, increased by 8% in the year ended 31 March 2006, reflecting the investments made in areas such as new stores, additional mezzanines and the roll out of expanded product offerings, such as Furniture Extra. The balance of the cost increase was attributable to underlying cost inflation.

Operating profit

	Year ended 31 March	
	2005	2006
	IFRS (£ million)	
Argos	320	291
Homebase	114	52
ARG Financial Services	—	6
Central Costs	(12)	(11)
Operating profit before exceptional items	**422**	**338**
Exceptional items	(22)	(25)
Total operating profit	**400**	**313**

Operating profit before exceptional items decreased by 20% to £338 million in the year ended 31 March 2006 from £422 million in the year ended 31 March 2005. This was due to the factors set out above. The Group has not historically recharged costs for central activities, being corporate head office costs, to ARG. For the purposes of the Demerger and the preparation of the combined financial information, an approximation has been made of the amount of shared corporate head office costs attributable to ARG. These costs were affected by the historic arrangements in the Group and are not therefore representative of the costs going forward. For example, there will be necessary duplication of certain central functions in order to operate two independently listed companies, which will lead to increased Central Costs.

Net financing costs

Net financing costs decreased by 14% from £36 million in the year ended 31 March 2005 to £31 million in the year ended 31 March 2006. This was primarily due to increased interest income during the year.

Group tax expense

Group tax expense for ARG decreased by 17% from £117 million in the year ended 31 March 2005 to £97 million in the year ended 31 March 2006. This was primarily due to the reduction in taxable profits.

Profit for the financial year

Profit for the financial year decreased by 27% from £247 million in the year ended 31 March 2005 to £181 million in the year ended 31 March 2006, due to the factors described above.

Comparison of the year ended 31 March 2004 to the year ended 31 March 2005

The following table sets forth certain financial information relating to ARG's combined profit and loss account for the periods indicated:

	Year ended 31 March	
	2004	2005
	UK GAAP (£ million)	
Sales	4,927	5,313
Cost of sales	(3,242)	(3,483)
Gross profit	**1,685**	**1,830**
Net operating expenses before amortisation of goodwill	(1,306)	(1,430)
Amortisation of goodwill	(127)	(127)
Net operating expenses	(1,433)	(1,557)
Operating profit	**252**	**273**
Net Interest	(31)	(36)
Profit on ordinary activities before taxation	**221**	**237**
Tax on profit on ordinary activities	(107)	(117)
Profit for the financial year	**114**	**120**

Overview

ARG's performance in the first half of the year ended 31 March 2005 was relatively robust, however, the second half of the year witnessed a sharp reduction in the level of consumer spending. At the same time, retailers faced higher cost inflation in areas such as rent, rates, wages, utilities and fuel costs. This weaker demand, coupled with higher cost inflation, adversely affected many retailers' profits for the second half of the year ended 31 March 2005.

Sales

	Year ended 31 March	
	2004	2005
	UK GAAP (£ million)	
Argos	3,384	3,652
Homebase	1,483	1,580
ARG Financial Services	60	81
Total sales	**4,927**	**5,313**

ARG's sales increased by 8% to £5,313 million in the year ended 31 March 2005 from £4,927 million in the year ended 31 March 2004. At Argos, sales increased by 8% to £3,652 million in the year ended 31 March 2005 from £3,384 million in the year ended 31 March 2004. Sales for Homebase increased by 6% to £1,580 million in the year ended 31 March 2005 from £1,483 million in the year ended 31 March 2004. Sales for ARG Financial Services increased by 35% to £81 million in the year ended 31 March 2005 from £60 million in the year ended 31 March 2004.

Argos

Although sales increased by 8% at Argos for the year, the majority of this was due to increased sales in the first half of the year, with sales growth being 13%, compared with sales growth of only 5% in the second half of the year. This reduction in growth was mainly attributable to a reduction in like-for-like sales from an increase of 7% in the first half of the year to a flat performance in the second half. New stores contributed 5% of sales growth for the year compared to like-for-like sales growth of 3%. There were strong performances from consumer electronics, digital products and leisure products during the year. The rate of growth in sales of furniture and white goods slowed in the fourth quarter. During the period under review, Argos increased its market share in the general merchandise market.

Homebase

Sales increased by 6% at Homebase for the year. New stores contributed 3% to total sales growth. Like-for-like sales growth of 3% was supported by the performance of mezzanine floors (where an additional 44 were constructed during the year, bringing the total to 111) which helped drive growth in sales of big ticket items. During the period under review, Homebase increased its market share in the home improvement market.

ARG Financial Services

ARG Financial Services' gross loan book grew by £89 million, 24% in the year under review reflecting the strong growth in the store card loan book, partially offset by a reduction in the personal loan book, the offering of which was stopped during the year due to the competitive nature of the market. The strong growth in the store card loan book was the main driver to the 35% increase in sales.

Cost of sales and gross profit

Cost of sales increased by 7% to £3,483 million in the year ended 31 March 2005 from £3,242 million in the year ended 31 March 2004. Gross profit increased by 9% to £1,830 million in the year ended 31 March 2005 from £1,685 million in the year ended 31 March 2004. Gross profit as a percentage of sales, increased slightly.

Argos

Merchandise costs increased at a slightly slower rate than sales, resulting in the gross margin as a percentage of sales improving slightly with supply chain gains partially offset by re-investment in lower prices for the consumer. Distribution costs as a percentage of sales increased year-on-year attributable to an increase in infrastructure costs primarily relating to a new NDC opened during the prior year to support the growth in direct importing. The balance of the cost increase was attributable to underlying cost inflation.

Homebase

Merchandise costs increased at a slightly slower rate than sales, resulting in the gross margin as a percentage of sales increasing slightly driven by supply chain benefits. Distribution costs as a percentage of sales increased slightly reflecting the opening of a new NDC towards the end of the year ended 31 March 2005 to support the growth in direct importing. The balance of the cost increase was attributable to underlying cost inflation.

ARG Financial Services

Cost of sales within ARG Financial Services increased due to higher interest and bad debt costs driven by the higher loan book.

Net operating expenses

Net operating expenses before amortisation of goodwill increased by 9% to £1,430 million in the year ended 31 March 2005 from £1,306 million in the year ended 31 March 2004.

Net operating expenses include exceptional items of £22 million in the year ended 31 March 2005 these being £6 million relating to the Homebase head office relocation to Milton Keynes (total cost £18 million) and £16 million relating to the OFT fine. Net operating expenses include exceptional items of £7 million in the year ended 31 March 2004 relating to the restructuring that ARG undertook following the disposal of the GUS home shopping and Reality businesses in May 2003.

Excluding the impact of these exceptional items, net operating expenses increased by 8% to £1,408 million in the year ended 31 March 2005 from £1,299 million in the year ended 31 March 2004.

Argos

Net operating expenses, excluding the above exceptional items, increased by 8% in the year ended 31 March 2005 reflecting the incremental costs directly attributable to higher sales (which increased by 8%), together with the continued investment in future growth initiatives such as the Argos Extra product offering and the infrastructure investment required to support the home delivery activity. The balance of the cost increase was attributable to underlying cost inflation.

Homebase

Net operating expenses, excluding the above exceptional items, increased by 9% in the year ended 31 March 2005 reflecting the incremental costs directly attributable to higher sales (which increased by 6%), together with the continued investment in mezzanines. The balance of the cost increase was attributable to underlying cost inflation.

Operating profit

	Year ended 31 March	
	2004	2005
	UK GAAP (£ million)	
Argos	297	325
Homebase	102	110
ARG Financial Services	(6)	—
Central Costs	(7)	(13)
Operating profit before exceptional items and goodwill	**386**	**422**
Exceptional items	(7)	(22)
Amortisation of goodwill	(127)	(127)
Total operating profit	**252**	**273**

Operating profit before exceptional items and goodwill increased by 9% to £422 million in the year ended 31 March 2005 from £386 million in the year ended 31 March 2004. This was due to the factors set out above. The Group has not historically recharged costs for central activities, being corporate head office costs, to ARG. For the purposes of the Demerger and the preparation of the combined financial information, an approximation has been made of the amount of shared corporate head office costs attributable to ARG. These costs were affected by the historic arrangements in the Group and are not therefore representative of the costs going forward. For example, there will be necessary duplication of certain central functions in order to operate two independently listed companies, which will lead to increased Central Costs.

Net interest

Net interest increased by 16% to £36 million in the year ended 31 March 2005 from £31 million in the year ended 31 March 2004. This was due to an increase in the level of funding provided by GUS.

Tax on profit on ordinary activities

Tax on profit on ordinary activities increased by 9% to £117 million in the year ended 31 March 2005 from £107 million in the year ended 31 March 2004. This was principally due to an increase in profits.

Profit for the financial year

Profit for the financial year increased by 5% to £120 million in the year ended 31 March 2005 from £114 million in the year ended 31 March 2004 due to the factors set out above.

Use of Non-GAAP financial information

Parts of this document, including this Part, contain information regarding Benchmark PBT, like-for-like sales growth and sales growth from new space which are sometimes used by investors to evaluate the performance of a company's operations. Benchmark PBT, like-for-like sales growth and sales growth from new space are not IFRS or UK GAAP measures and an investor should not consider such items as alternatives to the applicable IFRS and UK GAAP measures.

Benchmark PBT

ARG uses the term Benchmark profit before tax ("**PBT**") as a measure which is not formally recognised under IFRS. Benchmark PBT is defined as profit before amortisation of acquisition intangibles, store impairment charges, exceptional items (including gains or losses on disposal, demerger or closure of businesses and goodwill impairment charges), financing fair value re-measurements, one-off demerger incentive costs and taxation. This measure is considered useful in that it provides investors with an alternative means to evaluate the underlying performance of ARG's operations. It should not however be considered as an alternative to the applicable IFRS measure of Profit before Taxation. For the two years ended 31 March 2006 covered by this review, the impact of the items adjusted in arriving at Benchmark PBT have been separately disclosed and the term Benchmark PBT not used. However, the Directors may decide to use this measure again in the future.

Like-for-like sales growth

In this document, like-for-like sales growth consists of the change in sales from stores open for a full 52 weeks (on a rolling basis) and sales growth from all other channels, such as over the Internet or phone. Extended and/or refurbished stores within an existing location, including mezzanines, will be classified as like-for-like sales growth.

Space sales growth

Space sales growth is defined as the sales contribution from new store locations that were opened in either the current or prior year up until they have been opened for a full 52 weeks. Sales from stores which have been relocated to a new site within the same catchment area will also be classified as space sales growth.

Liquidity and capital resources

Liquidity and cash flow

	Year ended 31 March	
	2005	2006
	IFRS (£ million)	
Operating profit	400	313
Depreciation and amortisation	121	135
Movements in working capital	(219)	(19)
Other operational cash flows	(61)	(64)
Cash generated from operations	**241**	**365**
Net interest	(35)	(33)
Tax	(137)	(91)
Net cash inflows from operating activities	**69**	**241**
Net cash outflows used in investing activities	(225)	(301)
Net cash inflows used in financing activities	102	170
Net movement in cash and cash equivalents	**(54)**	**110**

ARG's cash inflow from operating activities increased by 249% to £241 million for the year ended 31 March 2006 from £69 million for the year ended 31 March 2005. This increase was due to improved management of working capital and lower tax paid, partially offset by lower operating profits.

For the year ended 31 March 2006, the effect of investing activities was a net cash outflow of £301 million, compared to a net cash outflow of £225 million in the year ended 31 March 2005. This increase was primarily due to the acquisition of the 33 Index stores amounting to £45 million.

For the year ended 31 March 2006, the effect of financing activities was a net cash inflow of £170 million, compared to a net cash inflow of £102 million for the year ended 31 March 2005. This was due to Group financing activities prior to the Demerger.

For the year ended 31 March 2006, the movement in cash and cash equivalents was a net cash inflow of £110 million, compared to a net cash outflow of £54 million for the year ended 31 March 2005. This was due to the factors set out above.

The following table presents ARG's cash flows for the years indicated:

	Year ended 31 March	
	2004	2005
	UK GAAP (£ million)	
Operating profit	252	273
Depreciation and amortisation	242	256
Movements in working capital	(222)	(223)
Other operational cash flows	(80)	(66)
Net cash inflows from operating activities	**192**	**240**
Returns on investments and servicing of finance	(31)	(36)
Taxation	(90)	(138)
Capital expenditure	(149)	(225)
Dividends	(17)	(41)
Net cash outflows before management of liquid resources and financing	**(95)**	**(200)**
Management of liquid resources	—	70
Financing	(293)	161
Cash flows from transactions relating to other GUS Group companies	365	(15)
Movements in net cash	**(23)**	**16**

For the year ended 31 March 2005, the net cash outflow before management of liquid resources and financing was £200 million, compared to a net cash outflow of £95 million for the year ending 31 March 2004. This was primarily due to an increased level of taxation and capital expenditure.

For the year ended 31 March 2005, the movement in cash was a net cash inflow of £16 million, compared to a net cash outflow of £23 million for the year ending 31 March 2004.

The net movement in cash and cash equivalents for the year ended 31 March 2005 on the basis of IFRS was an outflow of £54 million. The movement in net cash for the year ended 31 March 2005 on the basis of UK GAAP was an inflow of £16 million. This difference of £70 million is explained by the different accounting treatments of certain liquid resources (these being certain certificates of deposit) between UK GAAP and IFRS.

Details of ARG's banking facilities are set out in paragraph 25 of Part XIX: "Additional Information".

Capital expenditure

Capital expenditure before proceeds from disposals for the years ended 31 March 2006, 31 March 2005 and 31 March 2004 was £255 million, £242 million and £159 million respectively. During this period ARG opened a net 158 stores and installed 108 mezzanines of which 84 were in existing stores with the remaining 24 mezzanines being in the new stores referred to above. It also rolled out an expanded product offering, Argos Extra. These growth initiatives together with the increased level of product sourced overseas has required significant investment in the distribution and supply chain infrastructure to support such growth. For the period under review, ARG's level of capital expenditure remained above depreciation.

The majority of ARG's stores are acquired on a leasehold basis and therefore the capital expenditure in respect of new stores referred to above represents the cost of fitting out the store, rather than the acquisition cost of a freehold. At 31 March 2006, all 657 of the Argos stores were leasehold and of the 297 Homebase stores, 292 were leasehold with the remaining five being freehold. This results in ARG having significant levels of ongoing lease commitments.

Off-balance sheet arrangements

Historically, ARG has not used special-purpose vehicles or similar financing arrangements.

Qualitative and quantitative disclosures on market risk

Prior to the Demerger, ARG's treasury requirements are serviced centrally by GUS. ARG operates in accordance with the Group treasury policies and procedures which are periodically reviewed by GUS and are subject to regular internal audit reviews.

Despite the treasury function being operated at a Group level, ARG is responsible for managing its foreign exchange risk.

Foreign exchange risk

ARG sources its products from both domestic and international suppliers, with directly imported goods now accounting for over 30% of Argos' sales and over 20% of Homebase's sales. On its international sourced product it is exposed to foreign exchange risk, primarily with respect to the US Dollar and the euro. ARG has a policy of hedging foreign currency denominated highly probable transactions by entering into forward exchange sale and purchase contracts.

Critical accounting estimates and assumptions

The preparation of combined financial information requires ARG's management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. The resulting accounting estimates, which are based on management's best judgement at the date of the financial statements, will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Taxes

ARG is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. ARG recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

Pension benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions may impact the amounts disclosed in the Group's balance sheet and income statement.

The expected return on plan assets is calculated by reference to the plan investments at the year-end and is a weighted average of the expected returns on each main asset type (based on market yields available on these asset types at the year-end).

ARG determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. In determining the appropriate discount rate, ARG considers the market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the estimated average term of the related pension liability.

Other key assumptions for defined benefit obligations and pension costs are based in part on market conditions at the relevant year-ends and additional information is disclosed in note 24.

Fair value of derivatives or other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. ARG uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Goodwill

Goodwill is allocated to cash generating units ("**CGU's**") at the level of the business segments. The recoverable amount of each of the business segments is determined based on value in use calculations. The key assumptions for the value in use calculation are those regarding discount rates, growth rates as well as expected changes to costs and selling prices in the period. Management has estimated the discount rate using the weighted average cost of capital of the business. Changes in selling prices and direct costs are based on past experience and expectations of future change in the markets. Theses calculations use cash flow projections based on financial budgets approved by management looking forward up to five years. Cash flows are extrapolated using estimated growth rates beyond the budget period. The key assumptions for the value in use calculations are:

- a real growth rate of 2.25% has been used to extrapolate cash flows beyond the budget period; and
- a post tax discount rate of 7% applied to the cash flow projection which equates to a pre tax rate of approximately 10%.

Provisions

Provisions have been estimated for onerous leases, self insurance and other liabilities. These provisions represent the best estimate of the liability at the balance sheet date, the actual liability being dependent on future events such as trading conditions at a particular store or the incidence of insurance claims against the group. Expectations will be revised each period until the actual liability arises, with any difference accounted for in the period in which the revision is made.

Impairment of assets

Assets are subject to impairment reviews whenever changes in events or circumstances indicate that an impairment may have occurred. Assets are written down to the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting the expected cash flows from the asset at an appropriate discount rate for the risks associated with that asset. This includes estimates of both the expected cash flows and an appropriate discount rate which use management's assumptions and estimates of the future performance of the asset. Differences between expectations and the actual cash flows will result in differences in the level of impairment required.

Inventory provisions

Inventory is carried at the lower of cost and net realisable value which requires the estimation of the eventual sales price of goods to customers in the future. Any difference between the expected and the actual sales price achieved will be accounted for in the period in which the sale is made.

Critical judgements

Management has made certain judgements in the process of applying ARG's accounting policies that have a significant effect on the amounts recognised in the financial statements. This includes the classification of transactions between the income statement and balance sheet. The accounting policy descriptions set out where judgement needs exercising, the most significant is detailed below:

Intangible assets

Certain costs incurred in the developmental phase of an internal project are capitalised if a number of criteria are met. Management has made certain judgements and assumptions when assessing whether a project meets these criteria, and on measuring the costs and the economic life attributed to such projects.

On acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their estimated useful lives. The capitalisation of these assets and the related amortisation charges are based on uncertain judgements about the value and economic life of such items.

Property, plant and equipment

Judgement is required in determining what costs should be capitalised into property, plant and equipment as directly attributable costs and over what period the group expects to generate economic benefit from the use of that asset which drives the depreciation period for the asset.

Dividend policy

The dividend policy of ARG is a matter for its board following the Demerger. However, as at the date of this document, it is anticipated that ARG will have a cover of no less than two times.

Part VIII: ARC Directors, Senior Management, Corporate Governance and Employees

1 ARG Directors and Senior Management

Details of ARG's Directors and Senior Management are set out below.

1.1 ARG Directors

On Admission, the members of the ARG Board and their ages and positions will be:

Name	Age	Position
Oliver Stocken	64	Chairman
Terry Duddy	50	Chief Executive Officer
Richard Ashton	40	Finance Director
John Coombe	61	Non-Executive Director
Andy Hornby	39	Non-Executive Director

1.1.1 Chairman

After qualifying with Arthur Andersen, Oliver Stocken became a director of NM Rothschild & Sons and subsequently managing director of Barclays Australia and of Barclays Merchant Bank in London. At the inception of BZW Holdings in 1986 he was a member of the board, becoming chief operating officer in 1990 and later finance director. In May 1993 he became group finance director of Barclays PLC, finishing this role in September 1999.

Oliver Stocken was appointed to the GUS Board in April 2000 and chairs the remuneration committee. He is deputy chairman of 3i plc and a non-executive director of Standard Chartered plc, Pilkington plc, Rutland Trust plc and Stanhope plc. Oliver Stocken is also chairman of the board of trustees of the Natural History Museum; council member and treasurer of the Royal College of Art; treasurer and member of the committee of the MCC; and trustee of the Henley River & Rowing Museum.

1.1.2 Executives

Terry Duddy began his career at Letraset in 1978, initially in personnel management and later in product management. He joined the Dixons Stores Group in 1984, where he held various commercial positions, including sales director of Currys, product marketing director of the Dixons Stores Group and, latterly, managing director of PC World. Terry Duddy joined GUS in August 1998 as chief executive of the newly acquired Argos, becoming a GUS Director later that year. In 2000 he was appointed chief executive of ARG.

Richard Ashton joined ARG as finance director in November 2001. He previously spent eight years in various positions with GE including chief financial officer of GE Capital's pan-European equipment financing business, headquartered in the Netherlands, assistant to GE Capital's chief financial officer in the US and various finance roles in the UK. Prior to this, he spent six years at PricewaterhouseCoopers LLP where he trained as a chartered accountant.

1.1.3 Non-Executives

John Coombe qualified as a chartered accountant with Dixon Wilson & Co in 1969, before taking up the position of management accountant at BOC Ltd. He moved to the Charterhouse Group plc in 1973 and became group treasurer, before being appointed finance manager of Charter Consolidated plc in 1984. In 1986, John Coombe joined Glaxo Holdings as group financial controller and, in 1992, was appointed finance director. He continued in this role through Glaxo's transformational mergers with Welcome and SmithKline Beecham, becoming chief financial officer of GlaxoSmithKline plc in 2000. He retired from GlaxoSmithKline in March 2005. John Coombe joined the GUS Board in April 2005. His other business appointments include member of the supervisory board of Siemens AG, non-executive director of HSBC Holdings plc, chairman of Hogg Robinson plc and member of the Code Committee of the Panel on Takeovers and Mergers. Until 2003, he was a member of the UK Accounting Standards Board. He is also a trustee of the Royal Academy of Arts Trust, where he chairs the audit committee.

Andy Hornby graduated from Oxford University, with an MA in English, before joining the Boston Consulting Group where he spent three years working principally on media and retail projects. From there he went to Harvard Business School and obtained an MBA. On his return, Andy Hornby joined Blue Circle, where from 1993 to 1995 he was business development director of Blue Circle Home Products. He moved from there to ASDA where he held a number of senior general management roles culminating in him becoming

managing director of George, ASDA's clothing business. In November 1999, Andy Hornby joined the board of Halifax as chief executive, Halifax Retail. Following the merger of Bank of Scotland and Halifax in September 2001, he became chief executive of the retail division of HBOS plc, and on 1 July 2005 was appointed chief operating officer for HBOS plc. From 1 August 2006, Andy Hornby will be group chief executive of HBOS plc. Andy Hornby joined the GUS Board in January 2004.

1.2 ARG's Senior Management

On Admission, in addition to the ARG Board, members of the ARG Senior Management and their positions will be:

Name	Age	Position
Paul Loft	45	Managing director of Homebase
Sara Weller	44	Managing director of Argos

1.2.1 Paul Loft

Paul Loft joined Argos as finance director in June 1999. He subsequently had been managing director of GUS Home Shopping before taking up his current position as managing director of Homebase. Prior to this, he spent 11 years with the Burton group and was finance director of Debenhams.

1.2.2 Sara Weller

Sara Weller joined Argos as managing director in July 2004. In the period 2000 to 2004 she held the positions of marketing director, deputy managing director and board member of J Sainsbury plc. Between 1996 and 2000 she was the retail marketing director with Abbey National plc and prior to this she worked at Mars Confectionery UK. Sara Weller is also a non-executive director of Mitchells and Butlers plc.

1.3 Business address

The business address of all the ARG Directors and the members of the ARG Senior Management, and the registered office of ARG Holdings is 489-499 Avebury Boulevard, Saxon Gate West, Central Milton Keynes, MK9 2NW.

2 Corporate governance

The ARG Directors support high standards of corporate governance. The Combined Code currently recommends that at least half of the board of directors of a listed company, excluding the chairman, should comprise non-executive directors determined by the board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the director's judgement. On appointment, the chairman should meet the criteria for independence set out in the Combined Code, although thereafter the chairman should not be considered as independent when assessing the balance of the board. On Admission, the ARG Board will consist of the chairman, two independent non-executive directors and two executive directors.

The chairman's role is to ensure good corporate governance. His responsibilities will include leading the ARG Board, ensuring the effectiveness of the ARG Board in all aspects of its role, ensuring effective communication with shareholders, setting the ARG Board's agenda and ensuring that all ARG Directors are encouraged to participate fully in the activities and decision-making process of the ARG Board.

On Admission, ARG Holdings will have three independent non-executive directors, namely Oliver Stocken, John Coombe and Andy Hornby. The ARG Board intends to appoint at least one further independent non-executive director after Admission. The Combined Code recommends that the board should recommend one of its independent non-executive directors to the position of senior independent director. This senior independent director should be available to the ARG Shareholders in the event that contact through the normal channels of chairman, chief executive or finance director would be inappropriate or has been unsuccessful. The senior independent director of ARG Holdings will be nominated prior to Admission.

The ARG Board will establish three committees: an audit committee, a nominations committee and a remuneration committee. If the need should arise, the ARG Board may set up additional committees as appropriate.

3 ARG employees

The table below sets out the number of employees (full-time equivalents) employed by ARG by main category of activity at the end of each of the last three financial periods and as at 30 June 2006:

	12 months ended			
Business area	**31 March 2004**	**31 March 2005**	**31 March 2006***	**As at 30 June 2006**
Argos	17,192	17,045	18,694	15,883
Homebase	10,395	11.061	11,463	11,059
Financial Services	29	116	190	178
Total	27,616	28,222	30,347	27,120

* In addition, 16,555 temporary employees were employed as at 24 December 2005. A significant number of temporary employees are employed each year to assist with the peak trading periods and the figure includes temporary employees employed during those periods.

4 ARG employee relations

ARG recognises three trade unions, the Transport and General Workers Union and the Union of Shop, Distributive and Allied Workers in the UK and Mandate in the Republic of Ireland. The GUS Directors believe that ARG has strong working relationships with its employees and trade unions, and there have been no work stoppages in the last four years as a result of industrial action. ARG does not anticipate any changes to its good relations with the recognised trade unions in the forseeable future.

5 ARG Employee Share Plans and pension arrangements

5.1 ARG Employee Share Plans

ARG Holdings is proposing to adopt the ARG Employee Share Plans, subject to the approval of GUS Shareholders at the EGM. The principal features of the ARG Employee Share Plans are summarised in paragraph 22 of Part XIX: "Additional Information" of this document.

5.2 ARG pension scheme arrangements

Employees of Argos and Homebase will continue to participate in their current pension arrangements. ARG will set up or nominate a pension scheme for employees currently participating in the GUS Pension Plan shortly after the Demerger. In addition, ARG is reviewing pension provisions generally. Further details are set out in paragraphs 8 and 23 of Part XIX: "Additional Information" of this document.

Part IX: ARG Historical Financial Information

Section A: ARG Accountant's Report for the Years Ended 31 March 2005 and 31 March 2006 (IFRS)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors (the "**Directors**")
GUS plc
One Stanhope Gate
London W1K 1AF

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

26 July 2006

Dear Sirs

ARG Historical Financial Information

We report on the financial information set out in Section B of Part IX below. This financial information has been prepared for inclusion in the Class 1 Circular dated 26 July 2006 (the "**Circular**") of GUS plc (the "**Company**") on the basis of the accounting policies set out in note 2 to the financial information.

Responsibilities

The Directors of the Company are responsible for preparing the financial information in accordance with the basis of preparation set out in note 1 to the financial information and on the basis of International Financial Reporting Standards as described in note 2.

We have formed an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to ARG's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Circular, a true and fair view of the state of affairs of ARG as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 and on the basis of International Financial Reporting Standards as described in note 2.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountant

Section B: ARG Financial Information for the Years Ended 31 March 2005 and 31 March 2006 (IFRS)

Combined Income Statement

		For the year ended 31 March					
		2005 Before Exceptional Items	**2005 Exceptional Items (note 9)**	**2005**	**2006 Before Exceptional Items**	**2006 Exceptional Items (note 9)**	**2006**
	Notes	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
Revenue	3, 4	5,313	—	5,313	5,548	—	5,548
Cost of sales		(3,493)	—	(3,493)	(3,687)	—	(3,687)
Gross profit		1,820	—	1,820	1,861	—	1,861
Net operating expenses	7	(1,398)	(22)	(1,420)	(1,523)	(25)	(1,548)
Operating profit		422	(22)	400	338	(25)	313
Finance income		37		37	47		47
Finance expense		(73)		(73)	(78)		(78)
Net financing costs	10	(36)		(36)	(31)		(31)
Share of post-tax losses of associate					(4)		(4)
Profit before tax	3	386	(22)	364	303	(25)	278
Group tax expense							
—UK	11			(116)			(96)
—Overseas				(1)			(1)
				(117)			(97)
Profit for the financial year				247			181
Attributable to							
Equity shareholders in the parent company				247			181
Profit for the financial year				247			181
Earnings per share	13						
—Basic				28.7p			21.3p
—Diluted				28.3p			20.9p

The financial information above may not be representative of future results; for example, the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from being wholly owned by the GUS Group.

Combined Balance Sheet

	Notes	As at 31 March 2005 £m	2006 £m
ASSETS			
Non-current assets			
Goodwill	14	1,834	1,879
Other intangible assets	15	56	62
Property, plant and equipment	16	600	697
Investment in associates	17	5	1
Deferred tax assets	26	110	109
Trade and other receivables	19	108	43
Financial assets	25	—	8
Retirement benefit assets	24	—	26
		2,713	2,825
Current assets			
Inventories	18	889	881
Trade and other receivables	19	984	1,581
Financial assets	25	—	2
Current tax asset		—	7
Cash at bank and in hand	20	93	131
		1,966	2,602
Total assets		4,679	5,427
LIABILITIES			
Non-current liabilities			
Trade and other payables	21	(51)	(28)
Loans and borrowings	22	(224)	(222)
Deferred tax liabilities	26	(49)	(67)
Retirement benefit obligations	24	(71)	—
		(395)	(317)
Current liabilities			
Trade and other payables	21	(854)	(865)
Loans and borrowings	22	(684)	(1,328)
Provisions	23	(88)	(89)
Current tax liabilities		(61)	(53)
		(1,687)	(2,335)
Total liabilities		(2,082)	(2,652)
Net assets		2,597	2,775
EQUITY			
GUS investment in ARG	27	2,597	2,775

Combined Statement of Recognised Income and Expense

	Notes	For the year ended 31 March 2005 £m	2006 £m
Net (expense)/income recognised directly in equity			
Fair value gains in the year		—	1
Actuarial (losses)/gain in respect of defined benefit pension schemes	24	(28)	6
Currency translation differences		5	2
Tax credited to equity		9	2
Net (expense)/income recognised directly in equity for the year		(14)	11
Profit for the financial year		247	181
Total recognised income for the year		233	192
Attributable to:			
Equity shareholders in the parent company		233	192
Cumulative adjustment for implementation of IAS 32 and IAS 39 (adopted 1 April 2005)	36	(5)	
Attributable to:			
Equity shareholders in the parent company		228	

Combined Cash Flow Statement

	Notes	For the year ended 31 March 2005 £m	2006 £m
Cash flows from operating activities			
Cash generated from operations	32(a)	241	365
Interest paid		(51)	(52)
Interest received		16	19
Tax paid		(137)	(91)
Net cash inflow from operating activities		69	241
Cash flows from investing activities			
Purchase of property, plant and equipment		(217)	(232)
Proceeds from the disposal of property, plant and equipment		17	4
Purchase of intangible assets		(25)	(23)
Purchase of investment		—	(5)
Acquisition of businesses	32(c)	—	(45)
Net cash outflow from investing activities		(225)	(301)
Cash flows from financing activities			
Movement in invested capital		(56)	(9)
New borrowings	32(d)	158	179
Net cash inflow from financing activities		102	170
Net (decrease)/increase in cash and cash equivalents		(54)	110
Movement in cash and cash equivalents			
Cash and cash equivalents at 1 April		74	20
Net (decrease)/increase in cash and cash equivalents		(54)	110
Cash and cash equivalents at the end of the financial year	32(e)	20	130

Notes to the Financial Information

1 Basis of Preparation

The combined financial information presented is for the year ended 31 March 2005 and the year ended 31 March 2006. ARG prepares its financial information for the financial year for the 12 months to 31 March except for the results for Homebase Limited which are included for the 12 months to 28 or 29 February each year, with adjustments to reflect the balance sheet movements in cash to the end of March. This was done to facilitate comparability of the income statement by avoiding the distortions that would arise relating to changes in the timing of Easter and it is impracticable to go back and restate previous years.

The individual financial returns were prepared for GUS Group consolidation purposes and have been adjusted for relevant items previously only recorded at a GUS plc level. The combined financial information contained in this report comprises the combined income statements, cash flows and balance sheets of the companies that will form ARG including the GUS Group's investment in Argos Limited, all of which will be transferred to ARG Holdings (UK) plc ("**ARG Holdings**") on completion of the proposed demerger. Internal transactions within ARG have been eliminated on combination.

ARG has not in the past formed a separate legal group and therefore it is not possible to show share capital or an analysis of reserves for ARG. The net assets of ARG are represented by the cumulative investment of GUS in ARG (shown as "GUS investment in ARG").

The following summarises the principles applied in preparing the combined financial information:

- Where a balance is interest bearing and has the characteristics of debt, it has been presented as debt in the balance sheet, with the interest taken to the income statement. Accordingly, the interest income and expense recorded in the combined income statement have been affected by the financing arrangements within the GUS Group and are not necessarily representative of the interest income and expense that would have been reported had ARG been independent. They are not necessarily representative of the interest income and expense that may arise in the future. The rate of interest applying to funding balances within the Group is determined by GUS plc.
- The GUS Group had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration, investor relations and professional services to its underlying businesses. However for the purposes of the preparation of the combined financial information an approximation has been made of the amounts of shared corporate head office costs attributable to ARG. These costs were affected by the arrangements that existed in the GUS Group and are not necessarily representative of the position that may prevail in the future.
- The GUS Group has historically operated a central cash account whereby certain cash costs are settled centrally by the GUS Group on behalf of ARG such as tax. For the purposes of preparation of the combined financial information, such centrally settled cash costs have been allocated to ARG and reflected in the cash flow statement in line with the reallocation of the related balances to ARG in the balance sheets and income statement as described above.
- Tax charges in this combined financial information have been determined based on the tax charges recorded by ARG companies in their local statutory accounts as well as certain adjustments made for GUS Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the GUS Group and are not necessarily representative of the tax charges that would have been reported had ARG been an independent group. Also, they are not necessarily representative of the tax charges that may arise in the future.
- All trading balances between ARG and other GUS Group companies have been presented in either debtors or creditors.
- Where a GUS Group balance is unconnected with a trading relationship, is long term and non-interest bearing it has been reclassified from debtors and creditors and presented as equity within the "GUS investment in ARG". Accordingly, the GUS investment in ARG comprises:

  (a) Long term loans due to and from other GUS Group companies referred to throughout this report as "the GUS Group quasi equity balances";

  (b) Assets and liabilities not forming part of ARG on demerger, referred to throughout this report as "the GUS Group investment balances"; and

  (c) Share capital and reserves of ARG companies referred to throughout this report as "Aggregated share capital and reserves of ARG companies".

Transition to IFRS

For the year ended 31 March 2006, ARG has prepared its financial information on the basis of International Financial Reporting Standards ("**IFRS**") adopted for use in the European Union as modified and having regard to certain conventions for the preparation of historical financial information for inclusion in Investment Circulars compiled in the Annexure to SIR 2000 "Investment Reporting Standards applicable to public reporting engagements on historical financial information" issued by the Auditing Practices Board. These are those standards, subsequent amendments, future standards and related interpretations issued and adopted by the International Accounting Standards Board (IASB) that have been endorsed by the European Commission at 31 March 2006. The results for the year ended 31 March 2005 have been extracted from ARG's financial statements for that year and have been adjusted for the effects of changes in accounting policy on transition to IFRS. These adjustments are summarised in note 36.

The combined financial information applies IFRS 1 "First-time adoption of International Financial Reporting Standards", in respect of which ARG has elected to use the following exemptions:

- IFRS 3 has not been applied retrospectively to business combinations that occurred before 1 April 2004;
- cumulative actuarial gains and losses at the date of transition (1 April 2004) on the valuation of post-employment benefit assets and liabilities have been recognised as an adjustment to equity at that date; and
- cumulative translation differences for foreign operations have been deemed to be nil at 1 April 2004. Any gain or loss on a subsequent disposal of a foreign operation will exclude translation differences that arose before 1 April 2004.

Adoption of IAS 32 and IAS 39

As permitted by IFRS 1, GUS elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year ended 31 March 2006 and therefore this combined financial information also implements IAS 32 only in the year ended 31 March 2006. The adjustment required as at 1 April 2005 is set out in note 36 below. The main adjustments that would make the comparative information comply with IAS 32 and IAS 39 relate to:

- derivative instruments. Under UK GAAP, many derivative instruments are not accounted for at fair value, but are generally treated as off-balance sheet; and
- hedge accounting. Hedge designation under UK GAAP is less restrictive than IAS 39, thereby allowing designation of hedge relationships in cases where IAS 39 does not permit hedge accounting.

Basis of combination

Subsidiaries

Subsidiaries are combined from the date on which control was transferred to ARG. Subsidiaries cease to be combined from the date that ARG no longer has control.

Intercompany transactions, balances and unrealised gains on transactions between ARG companies have been eliminated on combination.

Accounting policies of subsidiaries are consistent with the policies adopted by ARG. The combined financial information comprises the financial results of the companies for the financial year ended 31 March 2006 except for those of Homebase Limited in respect of which the financial statements to the end of February are included to avoid distortions relating to the timing of Easter and the related promotions and trading patterns.

Associates

Associates are entities over which ARG has significant influence but not control, generally achieved by a shareholding of between 20% and 50% of the voting rights. The equity method is used to account for investments in associates are initially recognised at cost.

ARG's share of net assets of its associates are included in the balance sheet. ARG's share of its associates post acquisition profits or losses is recognised in its income statement. The cumulative post acquisition movements are adjusted against the carrying value of the investment. The carrying amount of an investment in an associate is tested for impairment by comparing its recoverable amount to its carrying amount whenever there is an indication that the investment may be impaired.

Business Combinations

Under the requirements of IFRS 3, all business combinations are accounted for using the purchase method. The cost of business acquisitions is the aggregate of fair values, at the date of exchange, of assets given, liabilities incurred or assumed, equity instruments issued by the acquirer and any costs directly attributable to the business combination. The cost of a business combination is allocated at the acquisition date by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their fair values at that date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. Intangible assets are recognised if they meet the definition of an intangible

asset contained in IAS 38 and its fair value can be measured reliably. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recognised as goodwill.

Recent accounting developments

IFRS 7 "Financial Instruments: Disclosures" and amendments to IAS 1 "Presentation of Financial Statements—Capital Disclosures" were issued in August 2005 and are effective for accounting periods beginning on or after 1 January 2007. These amendments revise and enhance previous disclosures required by IAS 32 and IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions". These changes are not expected to have a material effect on the results and net assets of the Group.

Other standards, amendments and interpretations not expected to have a significant effect on the Group include: IFRS 6 "Exploration for and evaluation of mineral resources", amendment to IAS 39 "Cash flow hedge accounting of forecast intragroup transactions", amendment to IFRS 1, amendment to IAS 39 and IFRS 4 "Insurance contracts", IFRIC 5 "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds" and IFRIC 7 "Applying the restatement approach" under IAS 29 "Hyperinflationary accounting".

Standards, amendments and interpretations still under review as to their effect on the Group include: Amendment to IAS 21 "The effect of changes in foreign exchange rates: net investment in a foreign operation", IFRIC 4 "Determining whether an arrangement contains a lease", IFRIC 6 "Liabilities arising from participating in a specific market—waste electrical and electronic equipment", IFRIC 8 "Scope of IFRS 2" and IFRIC 9 "Re-assessment of embedded derivatives".

Critical accounting estimates and assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. The resulting accounting estimates, which are based on management's best judgement at the date of the financial statements, will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Taxes

The Group is subject to taxes in a number of jurisdictions. Significant judgement is required in determining the provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

Pension benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions may impact the amounts disclosed in the Group's balance sheet and income statement.

The expected return on plan assets is calculated by reference to the plan investments at the year-end and is a weighted average of the expected returns on each main asset type (based on market yields available on these asset types at the year-end).

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. In determining the appropriate discount rate, the Group considers the market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the estimated average term of the related pension liability.

Other key assumptions for defined benefit obligations and pension costs are based in part on market conditions at the relevant year-ends and additional information is disclosed in note 24.

Fair value of derivatives or other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Goodwill

Goodwill is allocated to cash generating units (**"CGU's"**) at the level of the business segments. The recoverable amount of each of the business segments is determined based on value in use calculations. The

key assumptions for the value in use calculation are those regarding discount rates, growth rates as well as expected changes to costs and selling prices in the period. Management have estimated the discount rate using the weighted average cost of capital of the business. Changes in selling prices and direct costs are based on past experience and expectations of future change in the markets. These calculations use cash flow projections based on financial budgets approved by management looking forward up to five years. Cash flows are extrapolated using estimated growth rates beyond the budget period. The key assumptions for the value in use calculations are:

- a real growth rate of 2.25% has been used to extrapolate cash flows beyond the budget period; and
- a post tax discount rate of 7% applied to the cash flow projection which equates to a pre tax rate of approximately 10%.

Provisions

Provisions have been estimated for onerous leases, self insurance and other liabilities. These provisions represent the best estimate of the liability at the balance sheet date, the actual liability being dependent on future events such as trading conditions at a particular store or the incidence of insurance claims against the group. Expectations will be revised each period until the actual liability arises, with any difference accounted for in the period in which the revision is made.

Impairment of assets

Assets are subject to impairment reviews whenever changes in events or circumstances indicate that an impairment may have occurred. Assets are written down to the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting the expected cash flows from the asset at an appropriate discount rate for the risks associated with that asset. This includes estimates of both the expected cash flows and an appropriate discount rate which use management's assumptions and estimates of the future performance of the asset. Differences between expectations and the actual cash flows will result in differences in the level of impairment required.

Inventory provisions

Inventory is carried at the lower of cost and net realisable value which requires the estimation of the eventual sales price of goods to customers in the future. Any difference between the expected and the actual sales price achieved will be accounted for in the period in which the sale is made.

Critical judgements

Management has made certain judgements in the process of applying the Group's accounting policies that have a significant effect on the amounts recognised in the financial statements. This includes the classification of transactions between the income statement and balance sheet. The accounting policy descriptions set out where judgement needs exercising, the most significant is detailed below:

Intangible assets

Certain costs incurred in the developmental phase of an internal project are capitalised if a number of criteria are met. Management has made certain judgements and assumptions when assessing whether a project meets these criteria, and on measuring the costs and the economic life attributed to such projects.

On acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their estimated useful lives. The capitalisation of these assets and the related amortisation charges are based on uncertain judgements about the value and economic life of such items.

Property, plant and equipment

Judgement is required in determining what costs should be capitalised into property, plant and equipment as directly attributable costs and over what period the group expects to generate economic benefit from the use of that asset which drives the depreciation period for the asset.

2 Summary of principal accounting policies

Revenue recognition

Revenue comprises the fair value of the sale of goods and services to external customers, net of value added tax, rebates, discounts and returns. Revenue is recognised as follows:

Sales of Goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Revenue on goods to be delivered is recognised when the customer accepts delivery. ARG operates a variety of sales promotion schemes that give rise to goods being sold at a discount to the standard retail price. Revenue is adjusted to show sales net of all

related discounts. Commissions receivable on the sale of services for which the Group acts as agent are included within revenue. A provision for estimated returns is made representing the profit on goods sold during the year which will be returned and refunded after the year end.

Interest income

Interest income on customer storecard accounts and loans is recognised as revenue on a time proportion basis using the effective interest method. When a receivable is impaired, ARG reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate and continues to recognise the unwinding of the discount as interest income.

Foreign currency translation

Functional and presentation currency

The combined financial information is presented in sterling, which is ARG Holdings' functional and presentation currency. Items included in the financial statements of each of ARG's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

Transactions and balances

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate prevailing at the balance sheet date.

Translation differences on monetary items are taken to the income statement with the exception of differences on transactions that are subject to effective cash flow hedges.

Translation differences on non-monetary items are reported as part of the fair value gain or loss and are included in either equity or the income statement as appropriate.

Group companies

The results and financial position of overseas ARG entities are translated into sterling as follows:

- assets and liabilities are translated at the closing rate at the date of that balance sheet;
- income and expenses are translated at the average exchange rate for the period; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to equity. Tax charges and credits attributable to those exchange differences are taken directly to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Share based payments

The Group operates a number of equity-settled, share-based compensation plans. The fair value of the shares granted is recognised as an expense after taking into account the Group's best estimate of the number of awards expected to vest. The Group revisits the vesting estimate at each balance sheet date. Non market performance conditions are included in the vesting estimate. Expenses are incurred over the vesting period. Fair value is measured at the date of grant using whichever of the Black Scholes, Monte Carlo model and closing market price is most appropriate to the award. Market based performance conditions are included in the fair value measurement on grant date and are not revisited for actual performance.

Property, plant and equipment

Property, plant and equipment are held at cost being the purchase price and other costs directly attributable to bringing the asset into use less accumulated depreciation and any impairment in value.

Depreciation is charged on a straight line basis as follows:

- freehold properties are depreciated over 50 years;
- leasehold premises with lease terms of 50 years or less are depreciated over the remaining period of the lease;
- plant, vehicles and equipment are depreciated over two to 10 years according to the estimated life of the asset;
- equipment on hire or lease is depreciated over the period of the lease; and
- land is not depreciated.

Goodwill

Goodwill is the excess of the fair value of the consideration payable for an acquisition over the fair value of ARG's share of identifiable net assets of a subsidiary, associate or joint venture acquired at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are made where necessary to bring the accounting policies of acquired businesses into alignment with those of ARG. Goodwill on acquisitions of associates and joint ventures is included in the carrying amount of the investment. Goodwill is stated at cost less any provision for impairment. Goodwill is not amortised and is tested annually for impairment. An impairment charge is recognised where the carrying value of goodwill exceeds its receivable amount, being the higher of the asset's fair value less costs to sell and its value in use. Value in use calculations are performed using cash flow projections discounted at a tax rate reflecting the risks associated with the asset and the time value of money. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold, allocated where necessary on the basis of relative fair value.

Other intangible assets

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill, if those assets are separable and their fair value can be measured reliably. Intangible assets acquired separately from the acquisition of a business are capitalised at cost. Certain costs incurred in the developmental phase of an internal project are capitalised as intangible assets provided that a number of criteria are satisfied. These include the technical feasibility of completing the asset so that it is available for use or sale, the availability of adequate resources to complete the development and to use or sell the asset and how the asset will generate probable future economic benefit.

The cost of other intangible assets with finite useful economic lives is amortised over that period. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If impaired they are written down to the higher of fair value less costs to sell and value in use.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software licences are held at cost and are amortised on a straight line basis over three to five years. Costs that are directly associated with the production of identifiable and unique software products controlled by ARG, and that will generate economic benefits beyond one year, are recognised as intangible assets. Computer software development costs recognised as assets are amortised on a straight line basis over three to five years. Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred.

Financial instruments

The Group classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition and re-evaluates this position at every reporting date.

Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss include financial instruments held for trading and those assets designated at fair value through profit or loss. A financial instrument is classified in this category if it is acquired principally for the purpose of selling or repurchasing in the short term or if it is a financial asset so designated by management on initial recognition. Derivatives are included as held for trading unless they are designated as hedges. Items in this category are classified as current assets or current liabilities if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when ARG provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

Accounting for derivative financial instruments and hedging activities

Derivatives are recognised at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. ARG designates certain derivatives as cash flow hedges.

ARG documents the relationship between hedging instruments and hedged items at the hedge inception, as well as its risk management objective and strategy for undertaking various hedge transactions. ARG also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Movements on the hedging reserve in equity are shown in the ARG statement of recognised income and expense.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement within "finance costs". The gain or loss relating to the ineffective portion is recognised in the income statement within "other (losses)/gains—net". Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised in the income statement within "finance costs".

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity.

The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Non-hedging derivatives

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Fair value estimation

The fair value of financial instruments traded in organised active financial markets is based on quoted market prices at the close of business on the balance sheet date. The quoted market price used for financial assets held by ARG is the current bid price; the appropriate quoted market price for financial liabilities is the current offer price. The fair value of financial instruments for which there is no quoted market price is determined by a variety of methods incorporating assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to ARG for similar financial instruments.

Trade receivables

Trade receivables are recognised and carried at original invoice amount less provision for impairment. The gross margin from the sale of a retail product on extended credit terms is recognised at the time of the sale of the retail product. The finance charges relating to the sale of financial services are included in the income statement as and when instalments are received. Income under instalment agreements is credited to the income statement using the effective interest method.

A provision for impairment of trade receivables is established when there is objective evidence that ARG will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement, with the cost of unrecoverable trade receivables is recognised in the income statement immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. The cost bases in use within ARG are general retail goods valued on a standard cost or weighted average basis which approximates to actual cost.

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to their purchase.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Borrowings and borrowing costs

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value and other borrowing costs is recognised in the income statement over the period of the borrowings using the effective interest method.

Deferred taxation

Deferred taxation is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the combined financial information. However, if the deferred taxation arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by ARG and it is probable that the temporary difference will not reverse in the foreseeable future.

Provisions

Provisions are recognised when:

- ARG has a present legal or constructive obligation as a result of past events;
- it is more likely than not that an outflow of resources will be required to settle the obligation; and
- the amount has been reliably estimated.

Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense. Where ARG expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is certain.

Provisions are made for onerous lease contracts for stores that have closed or where a decision to close has been announced, and for those stores where the expected trading results are insufficient to cover the entirety of the operating lease rentals.

Leases

Finance leases

Leases of property, plant and equipment where ARG has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and its lease term.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease. Incentives from lessors are recognised as a systematic reduction of the charge over the life of the lease.

Employee benefits

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the combined statement of recognised income and expense. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

Catalogue costs

Costs incurred during the production of the twice yearly catalogues for Argos are deferred on the balance sheet net of any associated advertising revenue and marketing support until the catalogue is launched, at which point the net deferred cost is charged to the income statement.

Dividends

Final dividends proposed by the Board of Directors or the respective ARG companies and unpaid at the year end are not recognised in the financial statements until they have been approved by the shareholders at their respective Annual General Meetings. Interim dividends are recognised when they are paid.

Insurance

Certain of the Group's insurances are handled by its captive insurance company, Global Guernsey Limited which accounts for all insurance business on an annual basis and the net consolidated result is dealt with as part of the operating costs in these accounts. Insurance premiums in respect of insurance placed with third parties and reinsurance premiums in respect of risks not retained by the Group's captive insurance company are charged to profit and loss in the period to which they relate.

Exceptional Items

Items which are both material and non-recurring are presented as exceptional items within their relevant income statement line. The separate reporting of exceptional items helps provide a better indication of the underlying performance of the combined business. Examples of items which may be recorded as exceptional items are impairment charges, restructuring costs and the profits/losses on the disposal of businesses.

3 Segmental Information

Primary reporting format—business segments

The Group's primary reporting format is by business segment. This is in line with the current management structure, which reflects the different risks associated with the different businesses.

The Group is organised into three main business segments: Argos, Homebase and Financial Services.

Revenue earned from sales is disclosed by origin and is not materially different from revenue by destination.

Year ended 31 March 2005

(a) Income statement

	Notes	Argos £m	Homebase £m	Financial Services £m	Central Costs £m	Total £m
		Year ended 31 March 2005				
Revenue						
Total revenue		3,652	1,580	81	—	5,313
Total revenue from third parties		3,652	1,580	81	—	5,313
Profit						
Operating profit before exceptional items		320	114	—	(12)	422
Exceptional items	9	(16)	(6)	—	—	(22)
Segmental result		304	108	—	(12)	400
Share of profit of associates		—	—	—	—	—
Profit before finance and tax		304	108	—	(12)	400
Net finance cost	10					(36)
Profit before tax						364
Group tax expense	11					(117)
Profit for the financial year						247

The result for ARG Financial Services is after deducting funding costs.

ARG uses benchmark profit as a measure of the group's underlying performance. Benchmark profit is defined as profit before amortisation of acquisition intangibles, impairments, exceptional items, derivative fair value remeasurements, one-off demerger costs and taxation. In the current periods, profit before exceptional items equates to benchmark profit.

(b) Balance sheet

	Notes	Argos £m	Homebase £m	Financial Services £m	Central Costs £m	Total £m
		Year ended 31 March 2005				
Segment assets		1,126	535	544	635	2,840
Investment in associates	17	—	—	—	5	5
Goodwill	14	1,108	726	—	—	1,834
Total assets		2,234	1,261	544	640	4,679
Segment liabilities		(647)	(353)	(61)	(3)	(1,064)
Borrowings	22	—	—	—	(908)	(908)
Taxation		—	—	—	(110)	(110)
Total liabilities		(647)	(353)	(61)	(1,021)	(2,082)
Net assets		1,587	908	483	(381)	2,597
Less goodwill		(1,108)	(726)	—	—	(1,834)
Net operating assets		479	182	483	(381)	763

(c) Other segment items

	Notes	Argos £m	Homebase £m	Financial Services £m	Central Costs £m	Total £m
		Year ended 31 March 2005				
Depreciation of property, plant and equipment	16	59	44	—	—	103
Amortisation of intangible assets	15	12	2	4	—	18
Capital expenditure on intangible assets		25	—	—	—	25
Capital expenditure on fixed assets		109	108	—	—	217

Year ended 31 March 2006

(d) Income statement

	Notes	Argos £m	Homebase £m	Financial Services £m	Central Costs £m	Total £m
		Year ended 31 March 2006				
Revenue						
Total revenue		3,893	1,562	93	—	5,548
Total revenue from third parties		3,893	1,562	93	—	5,548
Profit						
Operating profit before exceptional items		291	52	6	(11)	338
Exceptional items	9	—	(25)	—	—	(25)
Segmental result		291	27	6	(11)	313
Share of loss of associate		—	—	(4)	—	(4)
Profit before finance and tax		291	27	2	(11)	309
Net finance cost	10					(31)
Profit before tax						278
Group tax expense	11					(97)
Profit for the financial year						181

The result for ARG Financial Services is after deducting funding costs.

(e) Balance sheet

	Notes	Argos £m	Homebase £m	Financial Services £m	Central Costs £m	Total £m
		Year ended 31 March 2006				
Segment assets		1,197	633	533	1,184	3,547
Investment in associate	17	—	—	—	1	1
Goodwill	14	1,153	726	—	—	1,879
Total assets		2,350	1,359	533	1,185	5,427
Segment liabilities		(585)	(326)	(64)	(7)	(982)
Borrowings	22	—	—	—	(1,550)	(1,550)
Taxation		—	—	—	(120)	(120)
Total liabilities		(585)	(326)	(64)	(1,677)	(2,652)
Net assets		1,765	1,033	469	(492)	2,775
Less goodwill		(1,153)	(726)	—	—	(1,879)
Net operating assets		612	307	469	(492)	896

(f) Other segment items

	Notes	Argos £m	Homebase £m	Financial Services £m	Central Costs £m	Total £m
		Year ended 31 March 2006				
Depreciation of property, plant and equipment	16	66	52	—	—	118
Impairments of fixed assets	9	—	13	—	—	13
Amortisation of intangible assets	15	14	2	1	—	17
Capital expenditure on intangible assets		22	—	1	—	23
Capital expenditure on tangible assets		134	98	—	—	232

(g) Geographical segments

ARG trades only in the UK and the Republic of Ireland and consequently all revenues, capital expenditure and segment assets arise there.

4 Analysis of revenue by category

	For the year ended 31 March	
	2005	2006
	£m	£m
Sales of goods	5,232	5,455
Provision of services by ARG Financial Services	81	93
Total	5,313	5,548

5 Foreign currency

The principal exchange rates used were as follows:

	For the year ended 31 March			
	Average		Closing	
	2005	2006	2005	2006
US Dollar	1.85	1.79	1.88	1.74
Euro	1.47	1.46	1.45	1.44

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the income statement is translated into sterling at average rates of exchange.

6 Acquisitions

Acquisitions for the year ended 31 March 2006

On 21 July 2005 Argos acquired the Index brand and 33 former Index Stores from Littlewoods Limited for a total consideration of £45m including acquisition costs of £1m. At acquisition the business had a book value of assets of £6m, against which no fair value has been attributed. In addition, the intangible assets were determined to have negligible value, consequently goodwill of £45m was generated on the transaction. This goodwill represents the synergies, assembled workforce and future growth potential of the business acquired.

7 Net operating expenses

(a) By function

	2005 Before Exceptional Items	2005 Exceptional Items (note 9)	2005	2006 Before Exceptional Items	2006 Exceptional Items (note 9)	2006
	£m	£m	£m	£m	£m	£m
Net operating expenses comprise:						
Selling costs	1,139	—	1,139	1,252	—	1,252
Administrative costs	259	22	281	271	25	296
	1,398	22	1,420	1,523	25	1,548

(b) Profit before tax is stated after charging/(crediting):

		For the year ended 31 March	
		2005	2006
	Notes	£m	£m
Operating lease rental expense		259	285
Cost of inventories recognised as an expense in cost of sales		3,388	3,604
Write down of inventories		105	83
Exceptional items	*9*	22	25
(Profit)/loss on sale of property, plant and equipment		(10)	1
Depreciation of property, plant and equipment	*16*	103	118
Amortisation of intangible assets	*15*	18	17
Employee benefit costs	*8*	656	696
Audit fees		1	1
Non-audit fees		—	1

8 Employee benefit costs and employee numbers

(a) The aggregate employee costs for the continuing operations of ARG were as follows:

	Notes	For the year ended 31 March 2005	2006
		£m	£m
Wages and salaries		585	614
Social security costs		37	40
Share-based payments	28	10	10
Pension costs—defined contribution plans	24	4	6
Pension costs—defined benefit plans	24	20	26
		656	696

(b) The average number of employees of ARG during the year was:

	For the year ended 31 March 2005			2006		
	Full time	Part time	Full time equivalent	Full time	Part time	Full time equivalent
Argos	8,541	22,093	17,045	9,365	23,067	18,694
Homebase	6,353	11,488	11,061	6,442	12,342	11,463
Financial Services	104	20	116	168	39	190
	14,998	33,601	28,222	15,975	35,448	30,347

(c) Remuneration of key management personnel

Key management personnel is represented by the Board of Directors, shown in Part VIII: "ARG Directors, Senior Management, Corporate Governance and Employees" of this document.

The management team includes changes announced as a result of the planned Demerger of the existing business of ARG.

Key management compensation

	For the year ended 31 March 2005	2006
	£m	£m
Short-term employee benefits	3	3
Post-employment benefits	1	1
Other long-term benefits	—	—
Share-based payment	2	3
	6	7

9 Exceptional items

	For the year ended 31 March 2005	2006
	£m	£m
OFT fine[(a)]	16	—
Store impairment charges[(b)]	—	13
Re-organisation costs[(c)]	6	12
Total exceptional items	22	25

(a) As previously announced, the Competition Appeal Tribunal has ruled on the fine imposed on Argos by the Office of Fair Trading. Argos is continuing to appeal what it believes to be an unfair decision. A charge of £16m to cover the fine and associated interest costs has been made against Argos' operating profit in 2005.

(b) IFRS requires individual stores to be designated as cash generating units for the purposes of testing for impairment. This resulted in an impairment charge of £13m in the year ended 31 March 2006.

(c) In 2005 ARG undertook a reorganisation whereby approximately 500 Homebase roles, including the merchandising and buying function previously based in Wallington, Surrey, relocated to its head office in Milton Keynes. The costs of the move have totalled £12m in 2006 and £6m in 2005. This amount was previously disclosed in the group accounts of GUS plc as an £18m charge in the year to 31 March 2005.

10 Net financing costs

	For the year ended 31 March	
	2005	2006
	£m	£m
Finance income:		
Interest receivable from other GUS companies	10	10
Bank deposits	6	9
Expected return on pension scheme assets (note 24)	21	28
Total finance income	37	47
Finance expense:		
Perpetual securities interest	(11)	(11)
Bank loans and overdrafts	(3)	(1)
Interest payable to other GUS Group companies	(55)	(55)
Discount unwind on provisions	(1)	(1)
Interest expense on pension liabilities (note 24)	(21)	(25)
Total finance expense	(91)	(93)
Less: finance expense charged to cost of sales	18	15
	(73)	(78)
Net financing costs	(36)	(31)

Finance expense charged to cost of sales relates to ARG Financial Services activities.

11 Tax expense

(a) Analysis of charge recognised in the income statement

	For the year ended 31 March	
	2005	2006
	£m	£m
Current tax:		
UK corporation tax	119	64
Double tax relief	(1)	(1)
Adjustments in respect of prior years	4	—
	122	63
Overseas tax	1	1
Total current tax charge for the year	123	64
Deferred tax:		
Origination and reversal of temporary differences	(5)	36
Adjustments in respect of prior years	(1)	(3)
Total tax expense in income statement	117	97

The weighted average applicable tax rate was 34.9% (2005: 32.1%).

(b) Factors affecting the tax charge for the year

The tax charge for the year is higher than the standard rate of corporation tax in the UK (30%).

The differences are explained below:

	For the year ended 31 March	
	2005	2006
	£m	£m
Profit before tax	364	278
Adjusted profit before tax multiplied by the standard rate of corporation tax in the UK of 30%	109	83
Effects of:		
Expenses not deductible for tax purposes	8	14
Differences in effective tax rates in overseas earnings	(2)	2
Adjustments to tax charge in respect of prior years	2	(2)
Other timing differences	—	—
Total tax expense in income statement	117	97

(c) Factors that may affect future tax charges

In the foreseeable future, ARG's tax charge will continue to be influenced by the profile of profits earned in the different tax jurisdictions within the British Isles.

12 Dividend

The following dividends were paid by the group:

	For the year ended 31 March	
	2005	2006
	£m	£m
Final	41	12
Ordinary dividends on equity shares	41	12

Interim dividends of £10m (2005: £12m) and £2m (2005: £2m) were paid by Stanhope Limited and Cliffrange plc to their parent company in the year. An interim dividend of £25m was paid by Whiteaway Laidlaw Bank to its parent in 2005. A final dividend of £2m was proposed in 2005.

13 Basic and diluted earnings per share

The calculation of basic earnings per share is based on profit attributable to equity shareholders divided by 849.8 million shares (2005: 860.1 million), being the number of ARG Shares that would have existed based on a one for one exchange for GUS Shares as adjusted for the share consolidation that took place on the demerger of Burberry. On demerger of Burberry the GUS Group underwent a share consolidation whereby 86 new shares were issued for every 100 that were in circulation. On the basis that one new ARG Share is proposed to be issued for each GUS Share held, the same consolidation factor has been applied to all years in the track record period in order to ensure comparability.

Share options were not reset when Burberry was demerged, therefore no consolidation factor has been applied to the dilutive effect of options.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes, but does not anticipate changes to incentive schemes that will result from the Demerger.

	For the year ended 31 March	
	2005	2006
	(pence)	*(pence)*
Basic earnings per share:	28.7	21.3
Effect of exceptional items (note 9)	2.6	3.0
Basic earnings per share before exceptional items	31.3	24.3
Diluted earnings per share:	28.3	20.9
Effect of exceptional items (note 9)	2.5	2.9
	30.8	23.8

	For the year ended 31 March	
	2005	2006
	£m	£m
Earnings	247	181
Effect of exceptional items (note 9)	22	25
Benchmark earnings	269	206

	For the year ended 31 March	
	2005	2006
	m	m
Weighted average number of shares in issue during the year	860.1	849.8
Dilutive effect of share incentive awards	12.5	15.0
Diluted number of ordinary shares in issue during the year	872.6	864.8

14 Goodwill

	Notes	Argos	Homebase	Total
		£m	£m	£m
At 1 April 2004 and 31 March 2005		1,108	726	1,834
At 1 April 2005		1,108	726	1,834
Additions	6	45	—	45
At 31 March 2006		1,153	726	1,879

Goodwill is allocated to cash generating units (**"CGU's"**) at the level of the business segments. The recoverable amount of each of the business segments is determined based on value in use calculations. The

key assumptions for the value in use calculation are those regarding discount rates, growth rates as well as expected changes to costs and selling prices in the period. Management have estimated the discount rate using the weighted average cost of capital of the business. Changes in selling prices and direct costs are based on past experience and expectations of future change in the markets. Theses calculations use cash flow projections based on financial budgets approved by management looking forward up to five years. Cash flows are extrapolated using estimated growth rates beyond the budget period. The key assumptions for the value in use calculations are:

- a real growth rate of 2.25% which has been used to extrapolate cash flows beyond the budget period; and
- a post tax discount rate of 7% applied to the cash flow projection which equates to a pre tax rate of approximately 10%.

15 Other intangible assets

	Total
	£m
Cost	
At 1 April 2004	82
Additions	25
Disposals	(1)
At 31 March 2005	106
Amortisation	
At 1 April 2004	33
Charge for the year	18
Disposals	(1)
At 31 March 2005	50
Net Book Value at 31 March 2005	56

	Total
	£m
Cost	
At 1 April 2005	106
Additions	23
At 31 March 2006	129
Amortisation	
At 1 April 2005	50
Charge for the year	17
At 31 March 2006	67
Net book value at 31 March 2006	62

Other intangible assets principally comprise computer software for internal use.

Amortisation of intangibles is charged to administrative expenses.

16 Property, plant and equipment

	Freehold properties	Leasehold properties: Long leasehold	Leasehold properties: Short leasehold	Plant & equipment	Assets in course of construction	Total
	£m	£m	£m	£m	£m	£m
Cost						
At 1 April 2004	38	2	257	899	11	1,207
Additions	19	—	23	158	17	217
Disposals	(6)	—	(1)	(213)	—	(220)
At 31 March 2005	51	2	279	844	28	1,204
Depreciation						
At 1 April 2004	8	—	143	562	—	713
Charge for the year	1	—	12	90	—	103
Disposals	(1)	—	(1)	(210)	—	(212)
At 31 March 2005	8	—	154	442	—	604
Net Book Value at 31 March 2005	43	2	125	402	28	600

	Freehold properties	Leasehold properties Long leasehold	Short leasehold	Plant & equipment	Assets in course of construction	Total
	£m	£m	£m	£m	£m	£m
Cost						
At 1 April 2005	51	2	279	844	28	1,204
Additions	29	3	39	161	—	232
Disposals	(2)	—	(4)	(42)	(1)	(49)
At 31 March 2006	78	5	314	963	27	1,387
Depreciation						
At 1 April 2005	8	—	154	442	—	604
Charge for year	1	—	14	103	—	118
Impairments	—	—	1	12	—	13
Disposals	(1)	—	(3)	(41)	—	(45)
At 31 March 2006	8	—	166	516	—	690
Net Book Value at 31 March 2006	70	5	148	447	27	697

IFRS requires individual stores to be designated as cash generating units for the purposes of testing for impairment. This resulted in an impairment charge of £13m in the year ended 31 March 2006.

17 Investments in associates

	2005	2006
	£m	£m
Cost		
At 1 April	5	5
Share of loss after tax	—	(4)
At 31 March	5	1

Investments in associates are measured at cost because their fair values cannot be measured reliably since their equity instruments are unquoted. The range of values within which the fair values are estimated to lie is not expected to be materially different from their carrying values.

18 Inventories

	As at 31 March 2005	2006
	£m	£m
Goods for resale	889	881
	889	881

19 Trade and other receivables

	As at 31 March Current 2005	Non-current 2005	Current 2006	Non-current 2006
	£m	£m	£m	£m
Trade receivables:				
Instalment receivables	355	72	367	32
Other trade receivables	46	29	53	4
Total trade receivables	401	101	420	36
Amounts owed by other GUS Group companies	525	—	1,064	—
VAT recoverable	—	—	4	—
Prepayments and accrued income	58	7	93	7
	984	108	1,581	43

The carrying values of current trade and other receivables are a reasonable approximation of their fair values. Fair values of long-term receivables are based on cash flows discounted using a rate based on ARG's borrowing rate.

All receivables due after more than one year are due within five years from the balance sheet date. There is no concentration of credit risk with respect to trade receivables, as ARG has a broad customer base.

20 Cash at bank and in hand

	As at 31 March	
	2005	2006
	£m	£m
Cash at bank and in hand	93	131

The effective interest rate during the year ended 31 March 2006 for cash and cash equivalents is 2.7%.

Under the terms of a re-insurance agreement, bank balances totalling £6m (2005: £13m) are the subject of custodial agreements and may not be withdrawn without the consent of the re-insured.

ARG has provided letters of credit totalling £28m (2005: £27m) to AIG Europe (UK) Limited as part of their re-insurance agreement. These letters are secured by cash deposits.

21 Trade and other payables

	As at 31 March			
	Current	Non-current	Current	Non-current
	2005	2005	2006	2006
	£m	£m	£m	£m
Trade creditors	385	—	376	—
VAT	39	—	45	—
Amounts owed to other GUS Group companies	3	—	2	—
Social security costs	14	—	8	—
Accruals	332	26	330	28
Other creditors	81	25	104	—
	854	51	865	28

Trade and other payables are non-interest bearing and the fair values are not considered to differ materially from the recognised book values. Long term payables have been discounted where the time value of money is material.

22 Loans and borrowings

	As at 31 March			
	Current	Non-current	Current	Non-current
	2005	2005	2006	2006
	£m	£m	£m	£m
Overdrafts	73	—	1	—
4.0% Perpetual Securities	—	73	—	76
4.9% Perpetual Securities	—	150	—	146
GUS Group companies	610	—	479	—
GUS International Finance SARL	—	—	847	—
	683	223	1,327	222
Obligations under finance leases	1	1	1	—
	684	224	1,328	222

For 2006 the effective interest rate of the Perpetual Securities is the nominal rate indicated above, which is fixed for the term of the debt. The effective interest rate of overdrafts is 4.9%, and for GUS and GUS International Finance SARL, 5.0% and 5.0% respectively, all of which are based on LIBOR. All loans are sterling denominated.

All of the borrowings of the Group shown above are unsecured. Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The minimum lease payments payable under finance leases are as follows:

	As at 31 March	
	2005	2006
	£m	£m
Not later than one year	1	1
Later than one year and not later than five years	1	—
Total minimum lease payments	2	1
Present value of finance leases	2	1

The maturity of non-current borrowings is as follows:

	2005	2006
	£m	£m
Between 1 and 2 years	—	222
Between 2 and 5 years	224	—
	224	222

The carrying amounts and fair value of the non-current borrowings are as follows:

	As at 31 March			
	Carrying amounts		Fair values	
	2005	2006	2005	2006
	£m	£m	£m	£m
4.0% Perpetual Securities	73	76	74	74
4.9% Perpetual Securities	150	146	150	150
	223	222	224	224

The carrying amounts of short-term borrowings approximate their fair value.

The carrying amounts of the Group's borrowings are denominated in sterling.

23 Provisions

	Onerous Leases	OFT Fine	Insurance Provisions	Other	Total
	£m	£m	£m	£m	£m
At 1 April 2004	30	—	41	29	100
Charged to the income statement	2	16	—	—	18
Released to the income statement	—	—	(3)	(6)	(9)
Utilised during the year	(3)	—	(8)	(11)	(22)
Discount unwind	1	—	—	—	1
At 31 March 2005	30	16	30	12	88
At 1 April 2005	30	16	30	12	88
Charged to the income statement	11	—	5	—	16
Released to the income statement	—	—	—	(3)	(3)
Utilised during the year	(5)	—	(6)	(2)	(13)
Discount unwind	1	—	—	—	1
As at 31 March 2006	37	16	29	7	89

	2005	2006
	£m	£m
Analysed as:		
Current	88	89

The onerous lease provision covers potential liabilities for onerous lease contracts for stores that have either closed, or where projected future trading revenue is insufficient to cover lease obligations. The provision is based on the present value of expected future cash flows relating to rents, rates and other property costs to the end of the lease terms net of known sublet income.

As previously announced, the Competition Appeal Tribunal has ruled on the fine imposed on Argos by the OFT. Argos is continuing to appeal what it believes to be an unfair decision. A provision of £16m to cover the fine and associated interest costs has been created, the timing of which is uncertain.

Provision is made at the year end for the estimated costs of claims incurred by ARG's captive insurance company but not settled at the balance sheet date including the costs of claims that have arisen but not yet reported to ARG. The estimated cost of claims includes expenses to be incurred in settling claims.

24 Retirement benefit obligations

ARG has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which ARG pays fixed contributions into an independently administered fund. ARG has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The cost of providing these benefits, recognised in the income statement, comprises the amount of contributions payable to the schemes in respect of the year.

Pension arrangements for UK employees are operated principally through a defined benefit scheme (the Argos Scheme) and a defined contribution scheme (the GUS Defined Contribution Scheme). In other countries, benefits are determined in accordance with local practice and regulations and funding is provided accordingly.

(a) Defined benefit schemes

(i) *The Argos Defined Benefit Scheme*

The scheme has rules which specify the benefits to be paid and are financed accordingly with assets being held in independently administered funds. A full actuarial valuation of this scheme is carried out every three years with interim reviews in the intervening years.

The latest full actuarial valuation of the scheme was carried out as at 31 March 2004 by independent, qualified actuaries, Watson Wyatt LLP, using the projected unit method. Under the projected unit method of valuation the current service cost will increase as members approach retirement due to the ageing active membership of the scheme.

(ii) The movements during the year in the net (liability)/asset recognised in the balance sheet were as follows:

	2005	2006
	£m	£m
At 1 April—deficit	(86)	(71)
Total loss recognised in the combined ARG income statement—as disclosed below	(20)	(23)
Actuarial (loss)/gain recognised in the combined statement of recognised income and expense	(28)	6
Contributions paid	63	114
At 31 March—(deficit)/surplus	(71)	26

The contribution paid for 2006 includes a special contribution of £100m (2005: £50m).

(iii) The amounts recognised in the combined balance sheet are determined as follows:

	2004	2005	2006
	£m	£m	£m
Fair value of schemes' assets	304	395	605
Present value of funded schemes' liabilities	(386)	(460)	(570)
(Deficit)/surplus in the funded schemes	(82)	(65)	35
Present value of unfunded pension arrangements	(4)	(6)	(9)
Retirement benefit (liability)/asset recognised in the balance sheet	(86)	(71)	26

The actual return on plan assets was £97m (2005: £30m).

(iv) The amounts recognised in the combined income statement were as follows:

	2005	2006
	£m	£m
Current service cost	(20)	(26)
Discount unwind on schemes' liabilities	(21)	(25)
Expected return on schemes' assets	21	28
Total charge to the combined income statement	(20)	(23)

(v) The expense is recognised in the following line items in the income statement:

	2005	2006
	£m	£m
Administrative costs	(20)	(26)
Finance expense	(21)	(25)
Finance income	21	28
Total charge to the combined income statement	(20)	(23)

(vi) *IAS 19 valuations*

The valuations used for IAS 19 have been based on the most recent actuarial funding valuations and have been updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes at 31 March 2005 and 31 March 2006. The principal actuarial assumptions used to calculate the present value of the defined benefit obligations were as follows:

	Argos Defined Benefit Scheme		
	2004	**2005**	**2006**
	%	**%**	**%**
Rate of inflation	2.8	2.9	2.9
Rate of increases for salaries	4.6	4.7	4.9
Rate of increase for pensions in payment and deferred pensions	2.8	2.9	2.9
Discount rate	5.5	5.4	4.9

The amount charged to the income statement in respect of unfunded pension arrangements was £3m (2005: £2m).

The principal financial assumption is the discount rate. If this assumption is increased/decreased by 0.1%, the defined benefit obligation would decrease/increase by approximately £6m and the current service cost would decrease/increase by £1.0m. The discount rate is based on market yields on high quality corporate bonds of equivalent currency and term to the defined benefit obligation.

The IAS19 valuation assumes that mortality will be in line with standard tables for males and females. An allowance is also made for anticipated future improvements in life expectancy assuming that the probability of death occurring at each age will decrease by 0.25% each year.

Overall the average expectation of life on retirement in normal health is assumed to be:

- 18.9 years at age 65 for a male currently aged 65
- 22.0 years at age 65 for a female currently aged 65
- 19.6 years at age 65 for a male currently aged 50
- 22.9 years at age 65 for a female currently aged 50

(vii) The assets of ARG's defined benefit schemes and the expected rates of return are summarised as follows:

	Fair value	**Percentage of scheme assets**	**Expected long-term rate of return**	**Fair value**	**Percentage of scheme assets**	**Expected long-term rate of return**	**Fair value**	**Percentage of scheme assets**	**Expected long-term rate of return**
	2004	**2004**	**2004**	**2005**	**2005**	**2005**	**2006**	**2006**	**2006**
	£m	**%**	**%pa**	**£m**	**%**	**%pa**	**£m**	**%**	**%pa**
Market value of schemes' assets:									
Equities	215	71	8.0	279	71	8.0	428	70	7.9
Fixed interest securities	89	29	5.1	116	29	5.0	176	29	4.5
Other	—	—	—	—	—	—	1	1	3.7
	304	100	7.0	395	100	7.0	605	100	6.9

The overall expected rate of return on plan assets is the weighted average of best estimate of the individual asset categories and their inherent expected rates of return.

(viii) Changes in the present value of the defined benefit obligation are as follows:

	Year ended 31 March	
	2005	**2006**
	£m	**£m**
Opening defined benefit obligation	(386)	(460)
Current service cost	(20)	(22)
Interest cost	(21)	(25)
Contributions paid by employees	(6)	(6)
Actuarial loss on liabilities	(35)	(65)
Benefits paid	8	8
Closing defined benefit obligation	(460)	(570)

(ix) Changes in the market value of the plan assets are as follows:

	Year ended 31 March	
	2005	2006
	£m	£m
Opening market value of plan assets	304	395
Expected return	21	26
Actuarial gain on assets	9	71
Contributions paid by ARG	63	115
Contributions paid by employees	6	6
Benefits paid	(8)	(8)
Closing market value of plan assets	395	605
Cumulative actuarial (loss) included in ARG combined statement of recognised income and expense	(28)	(22)

(x) The history experienced adjustments are as follows:

	2005	2006
	£m	£m
Present value of defined benefit obligation	(460)	(570)
Fair value of scheme assets	395	605
Net (liability)/asset on the scheme	(65)	35
Experience adjustments on scheme liabilities	35	65
Percentage of scheme liabilities	7.6%	11.4%
Experience adjustments on scheme assets	9	69
Percentage of scheme assets	2.3%	11.5%

(b) Defined contribution schemes

The pension cost represents contributions payable by ARG to the fund and amounted to £6m (2005: £4m). Contributions totalling £0.5m (2005: £0.4m) were payable to the fund at 31 March 2006 and are included within creditors.

25 Financial assets and liabilities

Derivative financial instruments	2006 Assets
	£m
Cash flow hedge—foreign exchange contracts	2
Fair value hedge—interest rate swap	3
Other financial assets	5
TOTAL	10
Less non-current portion:	
Fair value hedge—interest rate swap and other financial assets	(8)
Current portion	2

The cash flow hedges are intended to hedge the foreign currency exposure of future purchases of inventory.

The hedged cash flows are expected to occur up to one year into the future and will be transferred to the ARG income statement of inventory carrying value as applicable.

Forward foreign exchange contracts

Gains and losses recognised in the hedging reserve in equity on forward foreign exchange contracts as of 31 March 2006 will be released to the income statement within one year from the balance sheet date.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31 March 2006 were £225 million.

At 31 March 2006, the main floating rates are based on LIBOR.

Gains and losses recognised in the hedging reserve in equity on interest rate swap contracts as of 31 March 2006 will be continuously released to the income statment until the repayment of the bank borrowings.

Fair values of financial assets and liabilities

	2006	
	Carrying Value	Fair Value
	€m	€m
Financial Assets		
Amounts owed by other GUS Group companies	1,062	1,062
Financial liabilities		
Amounts owed to other GUS Group companies	1,326	1,326
Perpetual Securities loan	222	224
	1,548	1,550

ARG's activities expose it to a variety of financial risk and ARG's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on ARG's financial performance.

(a) Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar and the euro. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the Group use forward contracts, transacted with GUS Group Treasury or external banks. Foreign exchange risk arises when future commercial transactions or recognised assets or liablilities are denominated in a currency that is not the entity's functional currency. GUS Group Treasury is responsible for managing the net position in each foreign currency by using external forward currency contracts.

For segment reporting purposes, each subsidiary designates contracts with GUS Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The cash flow hedges are intended to hedge the foreign currency exposure of future purchases of inventory. The hedged cash flows are expected to occur up to one year into the future and will be transferred to the Group income statement or inventory carrying value as applicable.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group's foreign operations is not hedged.

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sales of financial services products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards.

(c) Liquidity risk

ARG manages its cash and committed bank borrowing facilities to maintain liquidity and funding flexibility.

(d) Cash flow and fair value interest rate risk

Whilst the Group has £51m of instalment receivable balances on fixed interest rates, with the remainder on floating rates, the Group's income and operating cashflows are still considered to be substantially independent of changes in market interest rates.

The Group's interest rate risk arises from long-term borrowings. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages its cash flow interest rate risk by using fixed-to-floating interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from fixed rates to floating rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determinded by using valuation techniques. The Group uses a variety of methods and makes

assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

UK GAAP comparatives

The Group has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 April 2005. The comparative information is prepared in accordance with FRS 13.

Throughout the two years ended 31 March 2006 the financial risk management of ARG has been controlled by GUS plc and has been co-ordinated with the overall risk management of the GUS Group.

ARG's financial instruments consist primarily of cash, borrowings and amounts loaned to and borrowed from other GUS Group companies. The amounts loaned to or borrowed from other GUS Group companies together with the associated interest rate are set by GUS.

ARG has taken advantage of the exemption available under FRS 13 in respect of short-term debtors and creditors and accordingly, where permitted by the FRS, details in respect of such debtors and creditors are excluded from the disclosures dealt within this note.

(a) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of ARG's financial instruments:

	2005	
	Book value	Fair value
	£m	£m
Debtors due after more than one year	199	199
Current asset investments	—	—
Lending to other GUS companies	522	522
Cash at bank and in hand	93	93
Financial assets	814	814
Loans and overdrafts	(906)	(908)
Finance leases—amounts due within one year	(1)	(1)
Finance leases—amounts due after more than one year	(1)	(1)
Other creditors—amounts due after more than one year	(29)	(29)
Provisions—onerous leases	(16)	(16)
Derivative financial instruments held to manage the interest and currency profile		
—Interest rate swaps	—	3
—Currency swaps and forward foreign exchange contracts	—	(4)
	(139)	(142)

(b) Currency and interest rate risk profile

The returns earned on bank balances, cash and investments are variable, determined by local market conditions.

The interest rate risk profile of ARG's other financial assets by currency, after taking account of interest rate swaps, is as follows:

					Fixed Rate Assets		Financial assets on which no interest is earned
	Floating rate assets	Fixed rate assets	Financial assets on which no interest is earned	Total	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	£m	£m	£m	£m	%	years	years
At 31 March 2005							
Sterling	93	268	453	814	6.5%	2	N/A
	93	268	453	814			

The sterling financial assets on which no interest is earned comprise the pension asset and group loans. It is not practicable to estimate the weighted average period until maturity.

The floating rate assets earn interest at rates generally determined by local regulation and market conditions.

The interest rate risk profile of the Group's financial liabilities by currency, after taking account of interest rate and currency swaps, is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Fixed Rate Liabilities		Financial liabilities on which no interest is paid
					Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	£m	£m	£m	£m	%	years	years
At 31 March 2005							
Sterling	906	2	45	953	5	3	2
	906	2	45	953			

The floating rate liabilities accrue interest at rates generally determined by local regulation and market conditions.

The negative sterling and other liabilities arise from forward foreign currency sales undertaken to hedge net investments overseas.

(c) Maturity of financial liabilities

The maturity profile of ARG's financial liabilities, including finance lease obligations, is as follows:

	For the year ended 31 March 2005
	£m
Repayable:	
In one year or less	700
In one to two years	30
In two to five years	223
In more than five years	—
	953

(d) Hedging

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

At 31 March 2005 ARG had no material deferred foreign currency gains. An analysis of unrecognised gains and losses on hedging is shown below:

	Unrecognised gains	Unrecognised losses	Total unrecognised gains/(losses)
	£m	£m	£m
Year ended 31 March 2005			
On hedges at 1 April 2004	—	(3)	(3)
Arising before 1 April 2004 and recognised during the year ended 31 March 2005	—	3	3
Arising during the year and not included in current year income	3	(4)	(1)
At 31 March 2005	3	(4)	(1)
Expected to be recognised in 2006	3	(4)	(1)
Expected to be recognised thereafter	—	—	—

26 Deferred tax

	2005	2006
	£m	£m
The movements on the net deferred tax account are as follows:		
At 1 April	44	61
Income statement charge (note 11).	6	(33)
Other movements	2	12
Tax on pensions and share schemes credited to equity (see combined statement of recognised income and expense)	9	2
At 31 March	61	42

The deferred tax amounts recognised are as follows:

	2005	2006
	£m	£m
Deferred tax assets:		
—Deferred tax asset to be recovered after more than 12 months	110	109
Deferred tax liabilities:		
—Deferred tax liability to be recovered after more than 12 months	(49)	(67)
Net deferred tax asset	61	42

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(a) Deferred tax assets

	Asset provisions	Other temporary differences	Total
	£m		
At 1 April 2004	31	57	88
Differences on exchange	—	—	—
Income statement charge (note 11)	11	—	11
Other	—	2	2
Tax charged to equity (see combined statement of recognised income and expense)	—	9	9
At 31 March 2005	42	68	110
At 1 April 2005	42	68	110
Differences on exchange	—	—	—
Income statement charge (note 11)	(14)	(1)	(15)
Other	12	—	12
Tax credited to equity (see combined statement of recognised income and expense)	—	2	2
At 31 March 2006	40	69	109

(b) Deferred tax liabilities

	Property valuations	Accelerated tax depreciation	Other	Total
	£m	£m		£m
At 1 April 2004	30	11	3	44
Differences on exchange	—	—	—	—
Income statement charge (note 11)	—	4	1	5
At 31 March 2005	30	15	4	49
At 1 April 2005	30	15	4	49
Differences on exchange	—	—	—	—
Income statement charge (note 11)	(2)	5	15	18
At 31 March 2006	28	20	19	67

Deferred tax assets are recognised for tax loss carry-forwards and other temporary differences to the extent that the realisation of the related tax benefit through the future taxable profits is probable.

ARG did not recognise deferred tax assets of £2m (2005: 2m) in respect of losses that can be carried forward against future taxable income. In addition, ARG did not recognise deferred tax assets of £31m (2005: £31m) in respect of capital losses that can be carried forward against future taxable gains. These losses are available indefinitely.

27 Reconciliation of movement in GUS investment in ARG

	For the year ended 31 March	
	2005	2006
	£m	£m
Profit on ordinary activities after taxation	247	181
Dividends paid and proposed to other GUS Group companies	(41)	(12)
	206	169
Exchange movements	4	2
Other movements	8	(5)
Movements in SORIE	(19)	8
Whiteaway Laidlaw Share Capital reduction	(28)	—
Share Scheme	8	9
Net change in investment in ARG	179	183
Opening investment in ARG	2,418	2,592
Closing investment in ARG	2,597	2,775
Adoption of IAS 32 and IAS 39 (adopted 1 April 2005)	(5)	
Investment in ARG at 1 April 2005	2,592	

The reduction in share capital arises from the repurchase of £28m of ordinary shares by Whiteaway Laidlaw Bank from its parent GUS Finance Holding Limited during the year.

28 Share-based payment arrangements

Co-investment plan

Directors and certain other senior executives are given the opportunity to defer receipt of their bonus and invest it in GUS shares under the Co-investment Plan. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year and can be summarised as follows:

	Threshold	Target	Maximum
Bonus potential (% of base salary)	0%	50%	100%
Matching ratio	0.25:1*	1:1	2:1

* Between threshold and target the matching ratio rises from 0.25:1 to 1:1 on a straight line basis.

The release of these shares is deferred for three years including the deferred bonus. For matching shares awarded after 31 March 2004 and in subsequent years, dividends will be accrued. If an executive resigns during the three-year period he/she will forfeit the right to the matching shares and associated dividends. Matching shares awarded after 31 March 2006 are subject to compulsory rollover at the date of demerger.

Share options

The Executive Share Option Scheme ("**ESOS**") is linked to share price providing a built-in performance driver for option holders and further aligns them with shareholders' interests. In addition, there is a performance test based on adjusted Earnings Per Share ("**EPS**"). This requires compound annual growth to exceed compound annual retail price inflation by +4% per annum over a continuous three-year period.

For options granted since January 2004 there is no retesting of the EPS performance condition. Unapproved options granted from May 2005 are subject to compulsory rollover at the date of demerger.

Subject to meeting the performance test, options vest three years after grant, and remain exercisable for seven years after vesting. No director or employee may normally receive an option grant with a face value of more than one times salary in any one year. In exceptional circumstances the Remuneration Committee has discretion to grant up to two times salary.

Performance share plan

The Performance Share Plan underpins the longer-term incentive structure by providing a share-based reward which is earned only when GUS out-performs its peers.

GUS' performance under this plan is assessed in terms of three-year total shareholder return in relation to the following group of peer companies:

Acxiom
Boots
DSG (formerly Dixons)
Equifax
Harte Hanks
Kingfisher
Marks & Spencer
N. Brown
Next
Pinault Printemps Redoute
Reed Elsevier
Reuters
Signet
Tesco

None of the awards vest if GUS' total shareholder return (defined as share price movement plus reinvested dividends) is below the median return for the comparator group. Once GUS achieves median performance, 40% of the award may vest, while 100% of the award may be earned for an upper quartile return or better. This can be summarised as follows:

Position	% of performance shares that will vest
1	100
2	100
3	100
4	100
5	85
6	70
7	55
8 (median)	40
9 to 15	0

No awards will be released unless the Remuneration Committee is also satisfied with GUS' underlying financial performance over the relevant period.

The maximum grant normally available to directors is 100% of salary, converted to shares at the price prevailing at the time the awards are made. In exceptional circumstances the Remuneration Committee has discretion to grant a higher amount. The awards vest, to the extent that the performance test is met, after three years. The majority of participants receive a grant of 50% of salary.

During 2004, the Remuneration Committee decided to introduce a dividend accrual on performance shares to strengthen alignment with shareholders. Consequently, performance shares awarded after 31 March 2004 accrue dividends. Performance shares awarded from May 2005 are subject to compulsory rollover at the date of demerger.

(a) Options in respect of the ordinary shares of GUS plc

During the period ended 31 March 2006, the GUS Group had two option arrangements with employees. The details of these arrangements are as follows:

(i) Summary of arrangements

Arrangement	Executive Share Option Schemes	Sharesave Scheme
Nature of arrangement	Grant of options	'Save as you earn' scheme
Vesting Conditions: —Service period —Performance/Other	 3 years EPS growth performance condition[1]	 3 or 5 years Saving obligation over the vesting period
Expected outcome of meeting performance criteria (at grant date)	Condition is satisfied	n/a
Maximum term	10 years	3.5 or 5.5 years
Method of settlement	Share distribution	Share distribution
Expected departures (at grant date)	5%	3 years[2]—30% 5 years[2]—50%
Option exercise price calculation	Market price over the 3 dealing days preceding the grant[3]	20% discount to market price over the 3 preceding dealing days[3]

Notes:

(1) The performance condition for the Executive Share Option Scheme requires the average Benchmark EPS growth for the GUS Group to exceed the average growth in the general index of retail prices by at least 4% over a three year period. The period of assessment commences at the beginning of the financial year of grant. This is not a market-based performance condition as defined by IFRS 2.

(2) The stated values for Sharesave expected departures are inclusive of participants that do not meet the saving requirement of the scheme.

(3) Three day averages are calculated by taking middle-market quotations of a GUS plc share from the London Stock Exchange.

Options were exercised on a regular basis throughout the year. The weighted average share price during the period was £9.32 (2005: £8.71).

(ii) Information relating to option valuation techniques

GUS plc uses the Black Scholes model to determine an appropriate value of the option grants. Inputs into the model are calculated as follows:

Expected volatility—Calculated as an average over the expected life. Volatility in the first year is assumed to be the same as implied volatility on grant date. Volatility for year 4 and beyond is assumed to remain at the long run (10-year observed volatility). Linear interpolation is assumed for years 2 and 3.

Dividend yield—Yield will be based on the current consensus analyst forecast figures at the time of grant. The input utilised will be an average of the forecast over the next 3 financial years.

Risk-free interest rate—Rates are obtained from the UK government Debt Management Office website which details historical prices and yields for gilt strips.

Expected option life to exercise—The Executive Share Option Scheme has an expected life of 4 years and the Sharesave schemes have expected lives of either 3 or 5 years.

Fair value of grant as determined on grant date—The closing price on the day the options are granted.

Option exercise price—Exercise price as stated in the term of each award.

The weighted average estimated fair values and the inputs into the Black-Scholes models are as follows:

	The 1998 Approved and Non-Approved Executive Share Option Schemes		Savings related share option schemes	
Arrangements	**Weighted average 2006**	**Weighted average 2005**	**Weighted average 2006**	**Weighted average 2005**
Fair value (£)	1.60	1.71	2.46	2.42
Share price on grant date (£)	8.53	8.26	8.96	8.46
Exercise price (£)	8.61	8.12	6.87	6.48
Expected volatility	27.8%	27.0%	25.5%	25.6%
Expected dividend yield	4.0%	3.8%	3.8%	3.9%
Risk free interest rate	4.3%	5.2%	4.1%	5.1%
Expected option life to exercise	4 years	4 years	3.56 years	3.45 years

Options granted during 2006 had a weighted average fair value of £1.82 (2005 £1.94).

(iii) Reconciliation of movement in the number of share options

	2005		2006	
	Number of options	**Weighted average exercise price—£**	**Number of options**	**Weighted average exercise price—£**
Outstanding at beginning of period	11,426,219	5.35	11,331,369	5.02
New Grants	3,996,548	7.32	4,006,624	8.62
Forfeitures[1]	(892,576)	5.89	(847,656)	6.64
Exercised options	(3,101,632)	5.07	(2,313,355)	6.09
Expired options	(97,190)	6.66	(16,941)	5.97
Outstanding at end of period	11,331,369	6.07	12,160,041	6.87
Exercisable at end of period	5,492,385	6.92	1,028,392	6.42

Note:

(1) For the Sharesave schemes, this includes non-leavers who have failed the savings requirement.

(iv) Share options outstanding at the end of the period

Share options outstanding at the end of the year had the following exercise prices and remaining contractual lives:

As at 31 March 2005

Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining lifes Expected	Weighted average remaining lifes Contractual
			years	*years*
£0 - £6	4,824,620	4.79	1.5	2.9
£6 - £7	4,592,310	6.56	2.1	2.9
£7 - £8	57,495	7.57	2.7	8.7
£8 - £9	1,856,944	8.13	3.2	9.2

As at 31 March 2006

Range of exercise prices	Number of options	Weighted average exercise	Weighted average remaining lifes Expected	Weighted average remaining lifes Contractual
			years	*years*
£0 - £6	3,427,152	4.66	0.5	1.2
£6 - £7	4,831,114	7.21	1.9	4.3
£7 - £8	41,643	7.57	1.7	7.7
£8 - £9	3,860,132	8.42	2.8	8.8

(b) Share awards in respect of the ordinary shares of GUS plc

(i) Summary of arrangements

Arrangement	Co-investment Plan—Matching Shares	Performance Share Plan
Nature of arrangement	Grant of shares[(1)]	Grant of shares
Vesting Conditions: —Service period —Performance	 4 years Benchmark profit performance of Group/Division assessed against specified targets	 3 years Distribution percentage determined by ranking 'Total shareholder return' relative to a comparator group
Expected outcome of meeting performance criteria (at grant date)	Participants meet target performance	Currently 60%[(2)]
Maximum term	6 years	3 years
Method of settlement	Share distribution	Share distribution
Expected departures (at grant date)	7%	5%

Notes:

(1) The Matching Shares are a nil consideration option. It has been classified as an award of shares because of the nature of the award.

(2) The Performance Share Plan performance condition is considered a "Market-based" performance condition under IFRS 2. It has been valued using a Monte-Carlo simulation with historic volatilities and correlations measured over the three year period preceding valuation. The performance condition is re-valued every three years unless factors arise suggesting an earlier re-run is warranted. The current valuation suggests an award of 60%. The performance condition will be revalued in 2007.

The grant date for the Co-Investment plan is the start of the financial year in which performance is assessed. This is before the quantity of the shares award is determined. The underlying value of the award is known at the grant date, subject to the outcome of the performance condition. The value of awarded shares reflects the performance outcome at the date of issue to participants.

(ii) Information relating to share grant valuation techniques

The value of awards is determined as the observed market closing rate on the date awarded grants are issued to participants. For the Co-Investment scheme, this occurs after the first year of performance is assessed.

Under the share awards, participants have an entitlement to dividend distributions from the issue date until point of vesting. The observed market rate on the day of valuation is considered inclusive of future dividend distributions. No modifications are made for dividend distributions or other factors.

(c) Summary of the total cost of share-based compensation in respect of the Ordinary shares of GUS plc

	2005	2006
	£m	£m
Share option awards	6	6
Share grant awards	4	4
Total expense recognised (all equity settled)	10	10

29 Operating leases

	2005	2006
	£m	£m
Future aggregate minimum lease payments under non-cancellable operating leases, for leases expiring in the time frame indicated is as follows:		
Less than one year	287	311
Between one and five years	1,103	1,190
More than five years	2,551	2,527
	3,941	4,028

ARG leases various retail outlets, offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses, contingent rentals and renewal rights.

30 Commitments

	2005	2006
	£m	£m
Capital expenditure for which contracts have been placed	66	49

31 Contingent liabilities

There are no material contingent liabilities other than those disclosed in note 20.

32 Notes to the Combined Cash Flow Statement

	Notes	2005	2006
		£m	£m
(a) Cash generated from operations			
Profit after tax		247	181
Adjustments for:			
Group tax expense		117	97
Share of post-tax loss of associate		—	4
Net financing costs		36	31
Operating profit		400	313
(Profit)/loss on sale of property, plant and equipment		(10)	1
Depreciation and amortisation		121	135
Exceptional items		16	13
(Increase)/decrease in stocks		(183)	8
(Increase)/decrease in debtors		(78)	6
Increase/(decrease) in creditors		42	(33)
Movement in retirement benefits		(43)	(88)
Movements in share reserve		4	9
(Decrease)/increase in provisions for liabilities and charges		(28)	1
Cash generated from operations		241	365
(b) Interest paid			
Interest paid on bonds, bank loans and overdrafts		(51)	(52)
Interest element of finance lease rental payments		—	—
Total interest paid		(51)	(52)
(c) Acquisition of subsidiaries			
Acquisition of businesses	6	—	45
Net cash outflow for acquisition of subsidiaries		—	45
(d) Financing			
Debt due within one year:			
New borrowings		160	180
Repayment of finance leases		(2)	(1)
Net cash flow from debt financing		158	179
(e) Analysis of cash and cash equivalents			
Balance sheet cash and cash equivalents (note 20)		93	131
Overdrafts		(73)	(1)
Cash flow statement cash and cash equivalents		20	130
(f) Reconciliation of net increase in cash and cash equivalents to movement in net debt			
Net debt at 1 April—as reported		(77)	(289)
Net decrease in cash and cash equivalents		(54)	110
Increase in debt		(158)	(179)
Net debt at the end of the financial year		(289)	(358)

(g) Major non-cash transactions

ARG did not enter into any new finance lease arrangements during the year (2005: nil).

33 Related parties

The ultimate parent company of ARG is GUS plc which is incorporated in the United Kingdom. ARG has the following related parties:

(a) Directors and key management of ARG (directors are listed in paragraph 1 of Part VIII: "ARG Directors, Senior Management, Corporate Governance and Employees";

(b) Associates (see note 17);

(c) Subsidiaries (see note 38); and

(d) Other members of the GUS Group.

The following transactions were carried out with related parties:

(a) Remuneration of directors and key management.

Key management remuneration is given in note 8c.

(b) Associates

No transactions were entered into between ARG and AAGUS.

(c) Subsidiaries

Transactions between ARG and its subsidiaries, and between its subsidiaries, have been eliminated on consolidation.

There were no other material transactions with related parties during the year other than the GUS Group as detailed below. Services are usually negotiated with related parties on a cost-plus basis. Goods are bought on the basis of the price lists in force with non-related parties.

34 Related party transactions

GUS plc and other GUS Group companies are related parties of ARG and its subsidiaries as they are all wholly-owned subsidiaries of GUS plc.

(a) Trading transactions and balances arising in the normal course of business

The following sales/purchases and balances have arisen from transactions between ARG and other GUS Group companies including recharges made and the purchase of services from other GUS Group companies.

For the purposes of the Demerger and the preparation of the combined financial information an approximation has been made of the amount of shared corporate head office costs attributable to ARG. For the year ended 31 March 2006 these costs amounted to £11m (2005: £12m).

		Year ended 31 March	
	Related party's relationship	**2005**	**2006**
		Purchases from other GUS Group companies	
Purchases from:			
GUS Group of companies	subsidiaries of parent company	10	11
Total		10	11

(b) Funding transactions and balances arising in the normal course of business

The funding balances are a mixture of interest bearing and non-interest bearing balances, with interest payable and receivable on a proportion of amounts payable or receivable. These amounts have been used to fund ARG; on demerger, these balances will be settled in cash.

Related party	Related party's relationship to GUS plc	Year ended 31 March 2005	2006
		£m	£m
		Amounts due from/(to) other GUS Group companies	
Related party debtors:			
GUS Group of companies	subsidiary of parent company	525	1,064
Total		525	1,064
Related party borrowings:			
GUS Group of companies	subsidiary of parent company	(613)	(1,328)
Total		(613)	(1,328)

Related party	Related party's relationship to GUS plc	Year ended 31 March 2005	2006
		£m	£m
		Amounts due from/(to) other GUS Group companies	
Related party interest payable:			
GUS Group of companies	subsidiary of parent company	(55)	(55)
Total amounts payable		(55)	(55)
Related party interest receivable:			
GUS Group of companies	subsidiary of parent company	10	10
Total amounts receivable		10	10

Amounts owed to associated undertakings are shown within notes 17 and 19.

35 Summary of the impact of IFRS on the comparative period

A summary of the impact of IFRS on certain key figures is set out below.

Group income statement

	Notes	Year ended 31 March 2005 Operating profit	Profit before tax	Profit for the financial year
		£m	£m	£m
As reported under UK GAAP		273	237	120
IFRS remeasurements:				
Share-based payments	*a*	(4)	(4)	(4)
Catalogue costs	*b*	(2)	(2)	(2)
Reversal of goodwill amortisation	*c*	127	127	127
Homebase depreciation	*h*	8	8	8
Adjustment for guaranteed lease uplifts	*g*	(1)	(1)	(1)
Stores Impairment	*h*	(2)	(2)	(2)
Other		1	1	1
		127	127	127
As reported under IFRS		400	364	247

Group balance sheet

	Notes	As at 31 March 2004 £m	As at 31 March 2005 £m
Capital employed as reported under UK GAAP		2,618	2,683
Catalogue costs	*b*	(12)	(14)
Reversal of UK GAAP goodwill amortisation charged after transition	*c*	—	127
Pension liabilities	*d*	(133)	(159)
Deferred taxation	*e*	30	41
Lease incentives	*f*	(34)	(34)
Adjustment for guaranteed lease uplifts	*g*	(2)	(3)
Stores impairment	*h*	(36)	(36)
Depreciation on impaired assets	*h*	—	8
Onerous lease provision	*h*	(12)	(14)
Other		(1)	(2)
		(200)	(86)
As reported under IFRS		2,418	2,597

Notes:

a IFRS requires that the fair value of all share-based payments is charged to the income statement over the vesting period. Depending on the type of scheme concerned, the recognition, or timing, or both, of the charges to profit may differ compared with UK GAAP.

b Costs incurred during the production of the twice yearly catalogues for Argos are deferred on the balance sheet net of any associated advertising revenue and marketing support until the catalogue is launched, at which point the net deferred cost is charged to the income statement.

c Goodwill amortisation charged under UK GAAP after the transition date, 1 April 2004, is reversed in the IFRS financial statements. Goodwill will be subject to an annual impairment review.

d Under IFRS, the pension charge principally comprises a current service cost, charged to operating profit, and a financing item reported within net interest.

Under IAS 19, ARG has adopted the option that allows any movements in the pension assets and liabilities arising from actuarial gains and losses to be recognised immediately in full through the SORIE. The full value of the surplus or deficit of pension schemes and other post-retirement benefits are shown on the balance sheet.

e Deferred tax charges arising principally from the recognition of temporary differences on pensions and property assets.

f Under UK GAAP, property lease incentives and guaranteed uplifts were recognised over the period to the first rent review. Under IFRS, these are recognised over the full term of the lease.

g "Guaranteed Rental Uplifts" are now recognised on a straight line basis over the length of the lease. The effect has been to reduce the retained earnings reserve and net assets by £3m at 31 March 2005 (2004: £2m) and to reduce profit for the year to 31 March 2005 by £1m.

h As a result of clearer IFRS interpretation on impairment reviews, the group now performs store impairment tests on a store by store basis. This has resulted in an impairment charge and onerous lease provision being recognised on transition with a consequent reduction in depreciation.

36 Transitional adjustments on first time adoption of IAS 39

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", ARG elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year commencing on 1 April 2005 with appropriate adjustment recognised in opening equity.

The effect of adopting IAS 39 on the balance sheet as at 1 April 2005 is as follows:

	Notes	31 March 2005 £m	Transition adjustment £m	1 April 2005 £m
Current assets				
Financial assets		—	3	3
Stock	*a*	889	1	890
Current liabilities				
Trade and other payables	*b*	(854)	(3)	(857)
Other financial liabilities	*a*	—	(6)	(6)
		(854)	(9)	(863)
		35	(5)	30
Other assets and liabilities		2,562	—	2,562
Total equity		2,597	(5)	2,592

(Notes overleaf)

Notes:

Cash flow hedges

a ARG hedges the foreign currency exposure on inventory purchases. Under UK GAAP foreign currency purchases were held off balance sheet. Under IAS 39 derivative financial instruments which qualify for cash flow hedge accounting are recognised on the balance sheet at fair value with corresponding fair value changes deferred in equity.

b Under IAS 39 ARG is required to account for income arising within the ARG Financial Services division on an "effective interest" basis. Under UK GAAP interest on fixed term loans was recognised on a straight line basis.

Fair value hedges

c The Group uses interest rate swaps to hedge the exposure to interest rates of its loans and borrowings. Under UK GAAP, interest amounts payable or receivable in respect of derivative financial instruments held for hedging interest rate on loans and borrowings were recognised as adjustments to net interest over the period of the derivative contract. Derivative financial instruments were not recognised at fair value in the balance sheet.

37 Post balance sheet event

There are no post balance sheet events arising.

38 Principal subsidiary and associate undertakings

	At 31 March 2005 and 2006		
	Description	Country of incorporation	Percentage of Ordinary shares held
			%
Argos Retail Group			
Argos Limited	General merchandise retailing	UK	100
Homebase Limited (consolidated for 12 month period to 28 February)	Home enhancement	UK	100
ARG Card Services Limited	Financial services	UK	100
ARG Personal Loans Limited	Financial services	UK	100
ARG Insurance Services Limited	Financial services	UK	100
Hampden Group Limited	General merchandise retailing	UK	100
Argos Distributors (Ireland) Limited	General merchandise retailing	Republic of Ireland	100
Homebase House and Garden Centre Limited	General merchandise retailing	Republic of Ireland	100
Argos Retail Group (Hong Kong) Limited	General merchandise buying	Hong Kong	100

Details of interests in associated undertakings are given within note 17.

39 Directors' Remuneration

	For the year ended 31 March							
	2005				2006			
	Salary	Annual Bonus	Taxable Benefits	Total	Salary	Annual Bonus	Taxable Benefits	Total
	'000	'000	'000	'000	'000	'000	'000	'000
Executive directors								
Terry Duddy(1)	£670	£670	£24	**£1,364**	£710	£305	£25	**£1,040**
Richard Ashton(1)	£260	£179	£18	**£457**	£290	£145	£18	**£453**
Non-executive directors								
Andy Hornby	£55	—	—	**£55**	£58	—	—	**£58**
Oliver Stocken	£77	—	—	**£77**	£81	—	—	**£81**
John Coombe(2)	—	—	—	—	£60	—	—	**£60**

Notes:

(1) Refer to the "Retirement benefits" section of this note for details of the pension cash supplement for these directors.

(2) John Coombe was appointed to the GUS board on 1 April 2005.

(3) Terry Duddy, Andy Hornby, Oliver Stocken and John Coombe are directors of GUS plc. Their remuneration in the above table is in relation to these directorships.

Share Options

In May 2005 and in June 2004, executive directors received an option grant with a face value of one times salary under GUS plc's executive share option schemes.

Details of options granted to executive directors, under GUS plc's executive share option schemes, are set out in the table below:

	Number of options at 1 April 2004	Options granted during the year	Options exercised during the year	Exercise Price	Share price on date of exercise	Date from which exercisable	Expiry date	Total number of options at 31 March 2005
Terry Duddy								
11.06.01	150,155	—	—	612.7p	—	11.06.04	10.06.11	
06.06.02	80,398	—	—	653.0p	—	06.06.05	05.06.12	
19.06.03	85,862	—	—	675.5p	—	19.06.06	18.06.13	
01.06.04	—	82,797	—	809.2p	—	01.06.07	31.05.14	
								399,212
Richard Ashton								
17.12.01	59,842	—	—	635.0p	—	17.12.04	16.12.11	
06.06.02	32,159	—	—	653.0p	—	06.06.05	05.06.12	
19.06.03	34,789	—	—	675.5p	—	19.06.06	18.06.13	
01.06.04	—	32,130	—	809.2p	—	01.06.07	31.05.14	
								158,920

	Number of options at 1 April 2005	Options granted during the year	Options exercised during the year	Exercise Price	Share price on date of exercise	Date from which exercisable	Expiry date	Total number of options at 31 March 2006
Terry Duddy								
11.06.01	150,155	—	—	612.7p	—	11.06.04	10.06.11	—
06.06.02	80,398	—	—	653.0p	—	06.06.05	05.06.12	—
19.06.03	85,862	—	—	675.5p	—	19.06.06	18.06.13	—
01.06.04	82,797	—	—	809.2p	—	01.06.07	31.05.14	—
31.05.05	—	82,702	—	858.5p	—	31.05.08	30.05.15	—
								481,914
Richard Ashton								
17.12.01	59,842	—	—	635.0p	—	17.12.04	16.12.11	—
06.06.02	32,159	—	—	653.0p	—	06.06.05	05.06.12	—
19.06.03	34,789	—	—	675.5p	—	19.06.06	18.06.13	—
01.06.04	32,130	—	—	809.2p	—	01.06.07	31.05.14	—
31.05.05	—	33,779	—	858.5p	—	31.05.08	30.05.15	—
								192,699

SAYE share option scheme

Options granted to directors under GUS plc's SAYE share option scheme were as follows:

	Number of options at 31 March 2005 and 2006	Exercise price	Date from which exercisable	Expiry Date
Richard Ashton	3,164	523p	01.09.07	29.02.08
Terry Duddy	4,394	384p	01.05.06	31.10.06
Oliver Stocken	4,394	384p	01.05.06	31.10.06

On 2 May 2006, Terry Duddy and Oliver Stocken each exercised 4,394 options at an option price of 384p under the 2001 scheme resulting in a gain of £28,517 each. The GUS share price on the date of exercise was 1033p. Oliver Stocken was responsible for paying tax on the gain.

Performance Share Plan

An award under GUS plc's Performance Share Plan takes the form of a deferred right to acquire shares at no cost to the participant. The vesting of these awards is subject to the performance conditions described in note 28. In May 2005 Terry Duddy received a share award of 100% of salary and Richard Ashton received a share award of 50% of salary.

Awards to present directors under the plan have been as follows:

	Plan shares awarded at 31 March 2004	Plan shares awarded during the year to 31 March 2005	Plan shares released during the year to 31 March 2005	Share price on date of award	Share price on date of release	Vesting Date	Total plan shares held at 31 March 2005
Terry Duddy							
11.06.01	37,538	—	37,538	612.7p	842.1p	June 2004	
06.06.02	80,398	—	—	653.0p	—	June 2005	
19.06.03	85,862	—	—	675.5p	—	June 2006	
01.06.04	—	82,797	—	809.2p	—	June 2007	
							249,057
Richard Ashton							
11.06.01	12,060	—	12,060	612.7p	842.1p	June 2004	
31.07.02	22,151	—	—	474.0p	—	July 2005	
19.06.03	17,394	—	—	675.5p	—	June 2006	
01.06.04	—	16,065	—	809.2p	—	June 2007	
							55,610

	Plan shares awarded at 31 March 2005	Plan shares awarded during the year to 31 March 2006	Plan shares released during the year to 31 March 2006	Share price on date of award	Share price on date of release	Vesting Date	Total plan shares held at 31 March 2006
Terry Duddy							
06.06.02	80,398	—	80,398	653.0p	853.1p	June 2005	
19.06.03	85,862	—	—	675.5p	—	June 2006	
01.06.04	82,797	—	—	809.2p	—	June 2007	
31.05.05	—	82,702	—	858.5p	—	May 2008	
							251,361
Richard Ashton							
31.07.02	22,151	—	22,151	474.0p	853.1p	July 2005	
19.06.03	17,394	—	—	675.5p	—	June 2006	
01.06.04	16,065	—	—	809.2p	—	June 2007	
31.05.05	—	16,889	—	858.5p	—	May 2008	
							50,348

Co-investment Plan

Directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares as described in note 28.

For the year ending 31 March 2005, Terry Duddy received a bonus of £670,000 and Richard Ashton received a bonus of £179,000 and they chose to invest the whole of these bonuses.

The invested shares so purchased on their behalf are included in the table below and also in the table of directors' interests. The related matching shares under these arrangements are also shown in the table below.

They are not released until the expiry of a three year period and the right to the matching shares is forfeited if a director resigns.

	Invested shares(1)	Matching shares(1)	Invested and Matching shares released during year to 31 March 2006	Share price on date of release	Vesting date
Terry Duddy(2)					
17.06.02			187,273	882.5p	June 2005
20.06.03	40,132	158,193			June 2006
11.06.04	37,961	209,008			June 2007
13.06.05	38,888	153,285			June 2008
Richard Ashton					
17.06.02			21,915	882.5p	June 2005
20.06.03	8,989	35,435			June 2006
11.06.04	14,159	55,814			June 2007
13.06.05	10,412	41,043			June 2008

(1) Invested shares for Terry Duddy and Richard Ashton are purchased with the bonus net of tax.

(2) The Remuneration Committee agreed to grant in June 2004 an extra number of matching shares to Terry Duddy to the value of £500,000 as a one-off award. The additional shares are included in the total number disclosed above.

(3) As a result of the demerger of Burberry, UK based Co-Investment Participants were entitled to receive the special dividend of Burberry shares in respect of their invested shares. Participants were able to dispose of their Burberry shares, without affecting their Matching Shares. The above figures reflect the adjustment to the number of invested shares following the demerger and share consolidation.

Retirement Benefits

Terry Duddy is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pension earnings cap subject to HM Revenue & Customs limits. The following pension figures are based on his capped pensionable earnings. In addition, to provide benefits in excess of the pension earnings cap, Terry Duddy elected to have paid to him a cash sum for investment at his own discretion. The amount paid in 2006 was £278,024 (2005: £261,280).

From April 2006, Terry Duddy has elected to join the ARG secured unfunded retirement benefits scheme and will receive pension benefits on full basic salary.

Richard Ashton is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pension earnings cap subject to HM Revenue & Customs limits. The following pension figures are based on his capped pensionable earnings. In addition, to provide benefits in excess of the pension earnings cap, Richard Ashton elected to have paid to him a cash sum for investment at his own discretion. The amount paid in 2006 was £305,469 (2005: £253,919). Since joining ARG in 2001, Richard Ashton has received up to 31 March 2006 cash payments totalling £710,200.

The table set out below provides the disclosure of directors' pension entitlements in respect of benefit from tax-exempt schemes and unfunded arrangements.

	Accrued pension at 31 March 2006 per annum(1)	Accrued pension at 31 March 2005 per annum(2)	Transfer value at 31 March 2006(3)	Transfer value at 31 March 2005(4)	Changes in transfer values (less director's contributions)(5)	Additional pension earned to 31 March 2006 (net of inflation) per annum(6)	Transfer value of the increase (less director's contributions)(7)
	£'000	*£'000*	*£'000*	*£'000*	*£'000*	*£'000*	*£'000*
Terry Duddy .	13	11	150	112	22	2	5
Richard Ashton . . .	12	9	81	54	20	3	12

Notes:

Columns (1) and (2) represent the deferred pension to which the directors would have been entitled had they left ARG at 31 March 2006 and 2005, respectively.

Column (3) is the transfer value of the deferred pension in column (1) calculated as at 31 March 2006 based on factors supplied by the actuary of the ARG pension scheme.

Column (4) is the equivalent transfer value, but calculated as at 31 March 2005 on the assumption that the director left service at that date.

Column (5) is the change in the transfer value of accrued pension during the year net of contributions by the director.

Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in "real' (inflation adjusted) terms on the pension already earned at the start of the year.

Column (7) represents the transfer value of the deferred pension in column (6).

Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of GUS plc are shown below in section (i). Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-investment Plan are shown on pages 141 to 143. The directors have no interests in the debentures of GUS plc or in any shares or debentures of GUS plc's subsidiaries.

	GUS plc	
	31 March 2005 or on date of appointment	31 March 2006 (Notes 1 and 2)
(i) Beneficial Holdings		
John Coombe	3,000	12,469
Terry Duddy	151,524	282,926
Andy Hornby	5,420	6,811
Oliver Stocken	31,500	30,627
Richard Ashton	31,975	33,560

Notes

(1) The Director's interests as at 31 March 2006 reflect the adjustment to the number of GUS shares following the share consolidation as a result of the Burberry demerger.

(2) On 2 May 2006, Terry Duddy and Oliver Stocken each exercised 4,394 under the Company's 2001 SAYE share option scheme, at an option price of 384p, and kept the resultant shares.

Section C: ARG Accountant's Report for the Years Ended 31 March 2004 and 31 March 2005 (UK GAAP)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors (the "**Directors**")
GUS plc
One Stanhope Gate
London W1K 1AF

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

26 July 2006

Dear Sirs

ARG Historical Financial Information

We report on the financial information set out in Section D of Part IX below. This financial information has been prepared for inclusion in the Class 1 Circular dated 26 July 2006 (the "**Circular**") of GUS plc (the "**Company**") on the basis of the accounting policies set out in note 2 to the financial information.

Responsibilities

The Directors of the Company are responsible for preparing the financial information in accordance with the basis of preparation set out in note 1 to the financial information and on the basis of Generally Accepted Accounting Principles in the United Kingdom as described in note 2.

We have formed an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to ARG's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Circular, a true and fair view of the state of affairs of ARG as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1 and on the basis of Generally Accepted Accounting Principles in the United Kingdom as described in note 2.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountant

Section D: ARG Financial Information for the Years Ended 31 March 2004 and 31 March 2005 (UK GAAP)

Combined profit and loss account

		For the year ended 31 March					
		Before Exceptional items	Exceptional items (Note 6)	Total	Before Exceptional items	Exceptional items (Note 6)	Total
		2004	2004	2004	2005	2005	2005
	Notes	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
Turnover	2, 3	4,927	—	4,927	5,313	—	5,313
Cost of sales	5	(3,242)	—	(3,242)	(3,483)	—	(3,483)
Gross profit		1,685	—	1,685	1,830	—	1,830
Net operating expenses before amortisation of goodwill		(1,299)	(7)	(1,306)	(1,408)	(22)	(1,430)
Amortisation of goodwill		(127)	—	(127)	(127)	—	(127)
Net operating expenses	5	(1,426)	(7)	(1,433)	(1,535)	(22)	(1,557)
Operating profit		259	(7)	252	295	(22)	273
Share of operating profit of associated undertakings		—	—	—	—	—	—
Profit on ordinary activities before interest		259	(7)	252	295	(22)	273
Net interest	7	(31)	—	(31)	(36)	—	(36)
Profit on ordinary activities before taxation	8	228	(7)	221	259	(22)	237
Tax on profit on ordinary activities	9			(107)			(117)
Profit on ordinary activities after taxation				114			120
Dividends	10			(17)			(41)
Retained profit for the financial year				97			79

		2004	2005
		pence	*pence*
Earnings per share	11		
—Basic		29.4	31.7
—Diluted		29.1	31.3

The financial information above may not be representative of future results; for example, the historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating costs, tax charges and dividends may be significantly different from those that resulted from being wholly owned by the GUS Group.

Statement of combined total recognised gains and losses

	For the year ended 31 March	
	Group	
	2004	2005
	£m	*£m*
Profit for the financial year	97	79
Currency translation differences	(1)	1
Total recognised gains for the year	96	80

There is no difference between the profit and ordinary activities before taxation and the retained profit for the year stated above and their historical cost equivalents.

Combined balance sheet

	Notes		At 31 March 2004 £m		2005 £m
Fixed assets					
Intangible assets—goodwill	12		1,834		1,707
Tangible assets	13		579		685
Investments	14		5		5
			2,418		2,397
Current assets					
Stocks	15		706		889
Debtors—due within one year	16	1,610	—	995	—
—due after more than one year	16	196	1,806	220	1,215
Investments	17		70		—
Cash at bank and in hand	17		115		93
Total current assets			2,697		2,197
Creditors					
Amounts due within one year	18		(2,151)		(1,585)
Net current assets			546		612
Total assets less current liabilities			2,964		3,009
Creditors—amounts due after more than one year	19		(259)		(253)
Provisions for liabilities and charges	21		(87)		(73)
Net assets			2,618		2,683
GUS investment in ARG	22		2,618		2,683

Combined cash flow statement

	Notes	For the year ended 31 March 2004 £m	2005 £m
Net cash inflow from operating activities	27(a)	192	240
Dividends received from associated undertakings		—	—
Returns on investments and servicing of finance	27(b)	(31)	(36)
Taxation		(90)	(138)
Capital expenditure	27(c)	(149)	(225)
Dividends paid to Shareholders		(17)	(41)
Net cash outflow before management of liquid resources and financing		(95)	(200)
Management of liquid resources	27(d)	—	70
Financing—issue of shares		—	—
—change in debt and lease financing	27(e)	(293)	161
Cash flows from transactions relating to other GUS Group companies		365	(15)
(Decrease)/increase in net cash		(23)	16
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in net cash		(23)	16
Cash outflow/(inflow) from movement in debt and lease financing		293	(161)
Cash inflow from movement in liquid resources		—	(70)
Movement in net debt resulting from cash flows		270	(215)
Movement in net debt		270	(215)
Net debt at beginning of year	27(f)	(348)	(78)
Net debt at end of year	27(f)	(78)	(293)

Notes to the financial information

1 Basis of preparation

The combined financial information presented is for the year ended 31 March 2004 and the year ended 31 March 2005. ARG prepares its financial information for the financial year for the 12 months to 31 March except for the results for Homebase Limited which are included for the 12 months to 28 or 29 February each year, with adjustments to reflect the balance sheet movements in cash to the end of March. This is done to facilitate comparability of the profit and loss account by avoiding the distortions that would arise relating to changes in the timing of Easter.

Individual financial returns were prepared for GUS Group consolidation purposes and have been adjusted for relevant items previously only recorded at a GUS plc level. The combined financial information contained in this report comprises an aggregate of the combined income statements, cash flows and balance sheets of the companies that will form ARG including the GUS Group's investment in Argos Limited, all of which will be transferred to ARG Holdings (UK) plc ("**ARG Holdings**") on completion of the proposed demerger. Internal transactions within ARG have been eliminated on combination.

ARG has not in the past formed a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for ARG. The net assets of ARG are represented by the cumulative investment of GUS in ARG (shown as "GUS investment in ARG").

The following summarises the principles applied in preparing the combined financial information:

- Where a balance is interest bearing and has the characteristics of debt, it has been presented as debt in the balance sheet, with the interest taken to the profit and loss account. Accordingly, the interest income and expense recorded in the combined profit and loss account have been affected by the financing arrangements within the GUS Group and are not necessarily representative of the interest income and expense that would have been reported had ARG been independent. They are not necessarily representative of the interest income and expense that may arise in the future. The rate of interest applying to funding balances within the Group is determined by GUS plc.
- The GUS Group had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration and investor relations services to its underlying businesses. However, for the purposes of the preparation of the combined financial information an approximation has been made of the amounts of shared corporate head office costs attributable to ARG. These costs were affected by the arrangements that existed in the GUS Group and are not necessarily representative of the position that may prevail in the future.
- The GUS Group has historically operated a central cash account whereby certain cash costs are settled centrally by the GUS Group on behalf of ARG such as tax and payroll. For the purposes of preparation of the combined financial information, such centrally settled cash costs have been allocated to ARG and reflected in the cash flow statement in line with the reallocation of the related balances to ARG in the balance sheets and income statement as described above.
- Tax charges in this combined financial information have been determined based on the tax charges recorded by ARG companies in their local statutory accounts as well as certain adjustments made for GUS Group consolidation purposes. The tax charges recorded in the combined profit and loss account have been affected by the taxation arrangements within the GUS Group and are not necessarily representative of the tax charges that would have been reported had ARG been an independent group. Also, they are not necessarily representative of the tax charges that may arise in the future.
- All trading balances between ARG and other GUS Group companies have been presented in either debtors or creditors.
- Where a GUS Group balance is unconnected with a trading relationship, is long term and non-interest bearing it has been reclassified from debtors and creditors and presented as equity within the "GUS investment in ARG". Accordingly, the GUS investment in ARG comprises:
  - (a) Long-term loans due to and from other GUS Group companies referred to throughout this report as "the GUS Group quasi equity balances";
  - (b) Assets and liabilities not forming part of ARG on demerger, referred to throughout this report as "the GUS Group investment balances"; and
  - (c) Share capital and reserves of ARG companies referred to throughout this report as "Aggregated share capital and reserves of ARG companies".

The combined financial information has been prepared on a going concern basis and under the historical cost convention and applicable accounting standards in the United Kingdom as at 31 March 2005 as modified having regard to certain conventions for the preparation of historical financial information for inclusion in Investment Circulars compiled in the Annexure to SIR 2000 "Investment Reporting Standards applicable to public reporting engagements on historical financial information" issued by the Auditing Practices Board. These policies have been applied on a consistent basis with previous years.

2 Accounting policies

Turnover

Turnover represents goods and services sold to customers outside ARG.

Turnover represents the amount of goods and services sold to external customers less returns, discounts and value added tax. Turnover on goods to be delivered is recognised when the customer accepts delivery. Turnover is reduced by the value of sales returns provided for during the year.

For sales promotion purposes ARG operates a variety of schemes that give rise to goods being sold at a discount to standard retail price. Turnover is adjusted to show sales net of all related discounts.

Within ARG Financial Services ("**ARGFS**") turnover represents interest and fees accrued on customers' card accounts and loans and insurance commission. Where ARGFS acts as an agent in arranging the sales of a variety of third party provided financial services products, only the commission received is included in the profit and loss account and is classified as turnover.

Associated undertakings

ARG's share of the profits of associated undertakings is included in the profit and loss account up to the date of disposal or from the date of acquisition. Loans to associated undertakings and ARG's share of net assets are included in the balance sheet.

Tangible fixed assets

As permitted by FRS15 the group has adopted a policy of not revaluing trading properties.

Land and assets in the course of construction are not depreciated. Freehold properties are depreciated over 50 years by equal annual instalments. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Plant, vehicles and equipment are depreciated by equal annual instalments over two to 10 years according to the estimated life of the asset. Equipment on hire or lease is depreciated over the shorter of the period of the lease or their useful economic life.

Software costs

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software licences are held at cost and are amortised on a straight line basis over three to five years. Costs that are directly associated with the production of identifiable and unique software products controlled by ARG, and that will generate economic benefits beyond one year, are recognised as fixed assets and amortised on a straight line basis over three to five years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Fixed asset investments

Investments held as fixed assets are stated at cost less provision considered necessary for any impairment.

Goodwill

For acquisitions of subsidiary undertakings and investments in associated undertakings made on or after 1 April 1998, goodwill (being the excess of the fair value of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of ARG. Goodwill arising on acquisitions is amortised by equal annual instalments over its estimated useful economic life, up to a maximum of 20 years.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off to reserves is included in the profit or loss.

Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". Any impairment is recognised in the profit and loss account in the year in which it occurs.

Leases

Where assets are financed by leasing arrangements that give rights approximating to ownership, the assets are treated as if they had been purchased outright. The amount capitalised is the fair value of the leased assets. The corresponding leasing commitments are shown as obligations to the lessor and the assets are depreciated over the shorter of the lease term or their useful economic life. The interest element of lease rentals is charged to the profit and loss account over the life of the lease in proportion to the outstanding

lease commitment. All other leases are operating leases, and the annual rentals are charged to the profit and loss account as incurred.

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the periods of the leases.

Foreign currency

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the results are translated into sterling at average rates of exchange. Differences arising on the re-translation of opening net assets, profits and losses at average rates and borrowings designated as hedges are taken to reserves. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rate. Exchange profits and losses which arise from normal trading activities are included in the profit and loss account.

Derivative financial instruments

ARG uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Forward currency contracts and interest rate swaps are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account. Instruments accounted for as hedges are designated as a hedge at the inception of contracts. Derivatives are taken to the profit and loss account if they are de-designated.

All financial instruments used by ARG are managed by Group with the principal instruments being loans to or from the Group companies. The rate at which inter-company interest is payable or receivable on these balances is determined by GUS plc.

Deferred taxation

Deferred taxation is provided in respect of timing differences that have originated but not reversed at the balance sheet date and is determined using the tax rates that are expected to apply when the timing differences reverse. Deferred tax assets are recognised only to the extent that they are expected to be recoverable. Deferred taxation is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on relevant government bonds with maturity dates similar to those of the deferred taxation assets and liabilities.

Incentive plans

ARG's share based incentive plans are accounted for in accordance with UITF Abstracts 17 "Employee Share Schemes" and 38 "Accounting for ESOP trusts". The fair value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate charge is made to the profit and loss account.

ARG operates Save As You Earn schemes that allow for the grant of share options at a discount to the market price at the date of the grant. ARG has made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of these options.

Stock

Stock is stated at the lower of cost and net realisable value. The cost bases in use within ARG are:

- general retail goods are valued on a standard cost or weighted average basis which approximates to actual cost; and
- net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Pensions

ARG operates pension plans. The major defined benefit scheme is in the United Kingdom. The assets covering these arrangements are held in independently administered funds.

ARG charges the regular costs of its defined benefit pension schemes against profits on a systematic basis over the service lives of the pensionable employees in accordance with advice from qualified actuaries. Variation from regular cost is allocated over the expected remaining service lives of current scheme members. Any difference between the cumulative amounts charged against profit and contributions paid is included as an asset or provision as appropriate in the balance sheet.

ARG also operates defined contribution pension schemes, the major one being in the United Kingdom with assets held in independently administered funds. The cost of providing these benefits, recognised in the profit and loss account, comprises the amount of contributions payable to the schemes in respect of the year.

Related party transactions

Financial Reporting Standard 8, "Related Party Disclosures" ("**FRS 8**"), requires the disclosure of the details of material transactions between the reporting entity and related parties. ARG has taken advantage of an exemption under FRS8 not to disclose transactions between ARG companies which eliminate on combination.

3 Business analysis

	For the year ended 31 March					
	Turnover		Profit before taxation		Net assets	
	2004	2005	2004	2005	2004	2005
	£m	£m	£m	£m	£m	£m
By business sector						
Argos	3,384	3,652	297	325	440	668
Homebase	1,483	1,580	102	110	191	271
Financial Services	60	81	(6)	—	289	368
	4,927	5,313	393	435	920	1,307
Central Costs	—	—	(7)	(13)	3	3
	4,927	5,313	386	422	923	1,310
Exceptional items (Note 6)			(7)	(22)		
Goodwill (Note 12)			(127)	(127)	1,834	1,707
Net interest (Note 7)			(31)	(36)		
Profit before taxation			221	237		
Net debt (includes GUS Funding)					(78)	(293)
Taxation					(61)	(41)
Net assets					2,618	2,683

The profit of Financial Services is after deducting funding costs.

Amortisation of goodwill includes £89m (2004: £89m) relating to Argos, £38m (2004: £38m) relating to Homebase. The goodwill reported within net assets of £1,707m (2004: £1,834m) includes £1,019m relating to Argos and £688m relating to Homebase.

4 Geographical analysis

ARG trades only in the UK and the Republic of Ireland.

Turnover by origin is not significantly different from turnover by destination.

Turnover between segments is not material.

5 Cost of sales and net operating expenses

	2004	2005
	£m	£m
Cost of sales	3,242	3,483
Net operating expenses comprise:		
Selling costs	1,033	1,153
Administrative expenses (including amortisation of goodwill £127m (2004: £127m)	393	382
	1,426	1,535

6 Exceptional items

	2004	2005
	£m	£m
Exceptional items comprise:		
Restructuring costs incurred by ARG following the disposal of Home Shopping and Reality businesses—central	7	—
Exceptional charge in respect of disposed operations	7	—
Restructuring costs incurred by Homebase Head Office relocation[a]	—	6
OFT fine—Argos[b]	—	16
Exceptional charge in respect of continuing operations	—	22

(a) In 2005 ARG undertook a reorganisation whereby approximately 500 Homebase roles, including the merchandising and buying function previously based in Wallington, Surrey, relocated to its head office in Milton Keynes. The costs of the move have totalled £12m in 2006 and £6m in 2005. This amount was previously disclosed in the group accounts of GUS plc as an £18m charge in the year to 31 March 2005.

The tax effect of exceptional items is disclosed in note 9.

(b) As previously announced, the Competition Appeal Tribunal has ruled on the fine imposed on Argos by the Office of Fair Trading. Argos is continuing to appeal what it believes to be an unfair decision. A charge of £16m to cover the fine and associated interest costs has been made against Argos' operating profit in 2005.

7 Net interest

	2004	2005
	£m	£m
Interest income:		
Bank deposits and other	11	6
Group interest receivable	10	10
Total interest income	21	16
Interest expense:		
Bank loans and overdrafts	(7)	(3)
Group interest payable	(47)	(55)
Perpetual securities	(11)	(11)
Discount unwind on provisions	—	(1)
Gross interest expense	(65)	(70)
Less: interest charged to cost of sales	13	18
Total interest expense	(52)	(52)
Net interest expense	(31)	(36)

Interest charged to cost of sales includes £18m (2004: £13m) in respect of financial services activities.

8 Profit on ordinary activities before taxation

	2004	2005
	£m	£m
Profit on ordinary activities before taxation is stated after charging/(crediting):		
Operating lease rental expense—land and buildings	236	254
—plant, vehicles and equipment	7	9
Property rental income under operating leases	(5)	(5)
Profits/losses on disposal of fixed assets	2	10
Amortisation of goodwill	127	127
Depreciation of tangible and intangible fixed assets		
—assets owned	113	129
—under finance leases	2	—
Audit fees—statutory audit	1	1
—other assurance services	1	—

9 Tax on profit on ordinary activities

(a) Analysis of charge for the year

	2004 £m	2005 £m
Current tax:		
UK corporation tax on profits for the year	109	120
Double taxation relief	(1)	(1)
Adjustments in respect of prior years	5	4
	113	123
Overseas tax	1	1
Group share of tax on profits of associated undertakings	—	—
Total current tax charge for the year	114	124
Deferred tax:		
Origination and reversal of timing differences	(3)	(5)
Adjustments in respect of prior years	(4)	(2)
Total deferred tax	(7)	(7)
Tax on profit on ordinary activities	107	117

(b) Factors affecting the tax charge for the year

	2004 £m	2005 £m
The tax charge for the year is higher than the standard rate of corporation tax in the UK (30%)		
The differences are explained below:		
Profit on ordinary activities before taxation	221	237
Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the UK of 30%	66	71
Effects of:		
Adjustments to tax charge in respect of prior years	5	4
Expenses not deductible for tax purposes	7	9
Goodwill amortisation not deductible for tax purposes	38	38
Differences in effective tax rates on overseas earnings	(6)	(2)
Other permanent differences	1	(1)
Other timing differences	3	5
Total current tax charge for the year	114	124

(c) Tax effect of exceptional items

A deferred taxation asset was created in respect of the exceptional restructuring costs for the year ended 31 March 2005: £2m (2004: nil).

10 Dividends

	2004 £m	2005 £m
Interim paid to other GUS Group companies	(15)	(39)
Final proposed to other GUS Group companies	(2)	(2)
Dividends paid and proposed	(17)	(41)

An interim dividend of £25m was paid by Whiteaway Laidlaw Bank to its parent in 2005. A final dividend of £2m was proposed in 2005 and has not yet been approved. Interim dividends of £12m and £2m have been paid by Stanhope Finance and Cliffrange to their GUS parent in 2005.

11 Basic and diluted earnings per share

	2004	2005
	pence	*pence*
Basic earnings per share before amortisation of goodwill and exceptional items	45.0	49.0
Effect of amortisation of goodwill	(14.8)	(14.8)
Effect of exceptional items	(0.8)	(2.5)
Basic earnings per share	29.4	31.7

	2004	2005
	pence	*pence*
Earnings per share before amortisation of goodwill and exceptional items		
—Basic	45.0	49.0
—Diluted	44.5	48.4

The calculation of basic earnings per share is based on profit for the year of £120 million (2004: £114 million) and on 850 million ordinary shares, being the number of ARG Shares that would have existed based on a one for one exchange for GUS Shares in issue.

In 2005/06 following the demerger of Burberry, the GUS Group underwent a share consolidation whereby 86 new shares were issued for every 100 that were in circulation. On the basis that one new share is proposed to be issued for each GUS Share held, the same consolidation factor has been applied to all years in the track record period in order to ensure comparability.

Share options were not reset when Burberry was demerged, therefore no dilutive effect has been applied to the dilutive effect of options.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes, but does not anticipate changes to incentive schemes that will result from the Demerger.

	2004	2005
	£m	*£m*
Earnings before amortisation of goodwill and exceptional items	386	422
Effect of amortisation of goodwill	(127)	(127)
Effect of exceptional items	(7)	(22)
Profit for the year	252	273

	2004	2005
	m	*m*
Number of ARG Shares in issue		
Weighted average number of ordinary shares in issue(*)	858.3	860.1
Dilutive effect of share incentive awards	9.0	12.5
Diluted weighted average number of ordinary shares in issue during the year	867.3	872.6

Note:

(*) Excluding shares held by GUS.

12 Intangible assets—goodwill

	Argos	Homebase	Total
	£m	£m	£m
2004			
Cost			
At 1 April 2003	1,596	765	2,361
Additions	—	11	11
At 31 March 2004	**1,596**	**776**	**2,372**
Amortisation			
At 1 April 2003	400	11	411
Charge for year	88	39	127
At 31 March 2004	**488**	**50**	**538**
Net Book Value at 31 March 2004	**1,108**	**726**	**1,834**
2005			
Cost			
At 1 April 2004 and 31 March 2005	**1,596**	**776**	**2,372**
Amortisation			
At 1 April 2004	488	50	538
Charge for year	89	38	127
At 31 March 2005	**577**	**88**	**665**
Net Book Value at 31 March 2005	**1,019**	**688**	**1,707**

13 Tangible fixed assets

	Freehold properties	Leasehold properties		Plant, vehicles & equipment	Assets in course of construction	Total
		Long leasehold	Short leasehold			
	£m	£m	£m	£m	£m	£m
2004						
Cost at 1 April 2003	40	2	246	893	9	1,190
Additions	2	—	28	128	1	159
Disposals	(4)	—	(3)	(16)	—	(23)
Transfer between assets	—	—	(3)	2	1	—
At 31 March 2004	**38**	**2**	**268**	**1,007**	**11**	**1,326**
Depreciation						
At 1 April 2003	7	—	131	509	—	647
Charge for year	1	—	12	102	—	115
Disposals	—	—	(2)	(13)	—	(15)
Transfer between assets	—	—	3	(3)	—	—
At 31 March 2004	**8**	**—**	**144**	**595**	**—**	**747**
Net Book Value at 31 March 2004	**30**	**2**	**124**	**412**	**11**	**579**
2005						
Cost at 1 April 2004	38	2	268	1,007	11	1,326
Additions	19	—	23	182	18	242
Disposals	(6)	—	(1)	(214)	—	(221)
At 31 March 2005	**51**	**2**	**290**	**975**	**29**	**1,347**
Depreciation						
At 1 April 2004	8	—	144	595	—	747
Charge for year	1	—	14	114	—	129
Transfer between assets	—	—	—	—	—	—
Disposals	(1)	—	(2)	(211)	—	(214)
At 31 March 2005	**8**	**—**	**156**	**498**	**—**	**662**
Net Book Value at 31 March 2005	**43**	**2**	**134**	**477**	**29**	**685**

ARG has no investment properties held for hire under operating leases.

All tangible assets are held at historic cost.

	2004	2005
	£m	£m
Assets held under finance leases and capitalised in plant, vehicles and equipment		
Cost	8	7
Aggregate depreciation	(4)	(4)
Net Book Value	**4**	**3**

14 **Fixed asset investments**

	2004	2005
	£m	£m
Cost		
At 1 April	5	5
Share of profit after taxation	—	—
At 31 March	**5**	**5**

Shares in associated undertakings

The principal associated undertakings are as follows:

Name	Country of incorporation	Class of shares held	% interest	Nature of business
AAGUS Financial Services Group NV	The Netherlands	Ordinary	33.3	Consumer lending

15 **Stocks**

	2004	2005
	£m	£m
Finished goods	706	889

16 **Debtors**

	Due within one year	Due after more than one year	Due within one year	Due after more than one year
	2004	2004	2005	2005
	£m	£m	£m	£m
Trade debtors:				
Instalment debtors	249	104	355	72
Other trade debtors	46	30	45	36
Total trade debtors	295	134	400	108
Trading balances owed by other GUS Group companies	5	—	2	—
Funding balances owed by other GUS Group companies	1,242	—	522	—
Deferred taxation	—	13	—	21
Pension asset	—	49	—	91
Other prepayments and accrued income	68	—	71	—
	1,610	196	995	220

Deferred tax

	2004	2005
	£m	£m
Provision for deferred tax comprises:		
Accelerated capital allowances	(3)	(14)
Short-term timing differences	16	35
	13	21

17 Cash at bank and current asset investments

	2004	2005
	£m	£m
Cash at bank and in hand	115	93

Under the terms of a re-insurance agreement, bank balances totalling £13m (2004: £13m) are the subject of custodial agreements and may not be withdrawn without the consent of the re-insured.

ARG has provided letters of credit totalling £27m (2004: £25m) to AIG Europe (UK) Limited as part of their re-insurance agreement. These letters are secured by cash deposits.

	2004	2005
	£m	£m
Certificates of deposit	70	—
	70	—
Market and redemption value		
Certificates of deposit	70	—
	70	—

18 Creditors—amounts due within one year

	2004	2005
	£m	£m
Borrowings and overdrafts (Note 20)	1,278	683
Obligations under finance leases	2	1
Trade creditors	354	387
Trading balances owed to other GUS Group companies	2	3
Taxation	75	61
VAT and other taxes payable	41	39
Social security costs	14	14
Other creditors	106	81
Accruals	279	316
	2,151	1,585

19 Creditors—amounts due after more than one year

	2004	2005
	£m	£m
Borrowings (Note 20)	222	223
Obligations under finance leases:		
Repayable in one to two years	—	—
Repayable in two to five years	3	1
Other creditors	20	—
Accruals	14	29
	259	253

20 Loans and overdrafts

	2004	2005
	£m	£m
Repayable wholly within five years:		
GUS plc and other GUS companies	360	610
GUS Finance Luxembourg Limited	806	—
4.0% Perpetual securities	73	73
4.9% Perpetual securities	149	150
Other loans	1	—
Overdrafts	111	73
	1,500	906

The amounts due to be paid within five years are repayable in full.

	2004	2005
	£m	£m
Within one year	1,278	683
Between two and five years	222	223
	1,500	906

All the borrowings shown above are unsecured.

The discounted loan note totalling £846m (2004: £806m) from GUS Finance Luxembourg Limited, a fellow subsidiary of GUS bears interest at 4.9% per annum and the principal sum was repaid on 31 March 2005.

Unsecured loans totalling £610m (2004: £360m) from GUS plc bear interest at various costs and are repayable on demand.

The 4.0% and 4.9% perpetual securities are unsecured; the holder has the right to initiate a process which would lead to their redemption in January 2008.

21 Provisions for liabilities and charges

	Onerous Lease	OFT Fine	Insurance	Other	Total
	£m	£m	£m	£m	£m
At 1 April 2003	20	—	37	19	76
Charge to the profit and loss account	3	—	17	11	31
Utilised during the year	(5)	—	(14)	(1)	(20)
Other movement					
At 31 March 2004	**18**	**—**	**40**	**29**	**87**
Charge to the profit and loss account	—	16	—	—	16
Released to the profit and loss account	—	—	(3)	(7)	(10)
Utilised during the year	(3)	—	(7)	(11)	(21)
Discount unwind	1	—	—	—	1
At 31 March 2005	**16**	**16**	**30**	**11**	**73**

The onerous lease provision covers potential liabilities for onerous lease contracts for stores that have either closed, or where ARG has announced its decision to close. The provision is based on the present value of expected future cash outflows relating to rents, rates and other property costs to the end of the lease terms net of known sublet income.

As previously announced, the Competition Appeal Tribunal has ruled on the fine imposed on Argos by the OFT. Argos is continuing to appeal what it believes to be an unfair decision. A provision of £16m to cover the fine and associated interest costs has been created, the timing of which is uncertain.

Provision is made at the year end for the estimated costs of claims incurred by ARG's captive insurance company but not settled at the balance sheet date including the costs of claims that have arisen but not yet reported to ARG. The estimated cost of claims includes expenses to be incurred in settling claims.

22 Reconciliation of movement in GUS investment in ARG

	2004	2005
	£m	£m
Profit on ordinary activities after taxation	114	120
Dividends paid and proposed to other GUS Group companies	(17)	(41)
Movement in the GUS Group funding balances	—	—
Movement in the GUS Group investment balances[(i)]	368	—
Impact of currency translation differences	(3)	5
Reduction in share capital[(ii)]	—	(28)
Other adjustments	(5)	9
Net change in investment in ARG	457	65
Opening investment in ARG	2,161	2,618
Closing investment in ARG	**2,618**	**2,683**

(i) The movement in the GUS Group investment balance includes £378m which was passed to ARG from GUS plc in respect of their share of the proceeds from the disposal of the Home Shopping businesses.

(ii) The reduction in share capital arises from the repurchase of £28m of ordinary shares by Whiteaway Laidlaw Bank from its parent GUS Finance Holdings Limited during the year.

23 Commitments

(a) Group capital commitments

	2004	2005
	£m	£m
Capital expenditure for which contracts have been placed	35	66

(b) Operating lease commitments

	2004	2004	2005	2005
	Land & buildings	Plant & equipment	Land & buildings	Plant & equipment
	£m	£m	£m	£m
Annual commitments where the commitment expires:				
Within one year	3	—	3	—
Within two to five years	14	5	20	10
In more than five years	247	—	260	—
	264	5	283	10

24 Contingent liabilities

There are no material contingent liabilities other than those disclosed in note 17.

25 Related party transactions

GUS plc and other GUS Group companies are related parties of ARG and its subsidiaries as they are all wholly-owned subsidiaries of GUS plc.

As described in Note 1, the group has not historically recharged costs for central activities, being corporate head office costs, to ARG. For the purposes of the Demerger and the preparation of the combined financial information an approximation has been made of the amount of shared corporate head office costs attributable to ARG. These costs were affected by the arrangements in the Group and are not necessarily representative of the position in the future. The costs allocated were £13m (2004: £8m).

The following sales/purchases and balances have arisen from transactions between ARG and other GUS Group companies including:

(a) Trading transactions and balances arising in the normal course of business

Related party	Related party's relationship to ARG	Year ended 31 March 2004	Year ended 31 March 2005
		£m	£m
		Sales to/(purchases from) other GUS Group companies	
Purchases from related parties			
Experian	subsidiary of parent company	(10)	(10)
Total		(10)	(10)

(b) Funding transactions and balances arising in the normal course of business

The funding balances are a mixture of interest bearing and non-interest bearing balances, with interest payable and receivable on a proportion of amounts payable or receivable. These amounts have been used to fund ARG; on the Demerger, these balances will be settled in cash.

Related party	Related party's relationship to ARG	Year ended 31 March 2004	Year ended 31 March 2005
		£m	£m
		Amounts due from/(to) other GUS Group companies	
Related party interest payable			
GUS Group of companies	subsidiaries of parent company	(47)	(55)
Related party interest receivable			
GUS Group of companies	subsidiaries of parent company	10	10
Related party debtors			
Other former GUS Group companies	subsidiaries of parent company	5	—
GUS Group of companies	subsidiaries of parent company	1,242	524
Related party borrowings			
GUS Group of companies	subsidiaries of parent company	(1,168)	(613)

26 Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2004	2005	2004	2005
US Dollar	1.70	1.85	1.84	1.88
Euro	1.44	1.47	1.50	1.45

27 Notes to the Group cash flow statement

	2004	2005
	£m	£m
(a) Net cash flow from operating activities		
Operating profit	252	273
Depreciation and amortisation charges	242	256
Profit on disposal of Fixed Assets	(2)	(10)
Increase in stocks	(101)	(183)
Increase in debtors	(164)	(79)
Movement in retirement benefit	(62)	(42)
Increase in creditors	43	39
Increase/(decrease) in provisions for liabilities and charges	12	(14)
Other non-cash movements	(28)	—
Net cash inflow from operating activities(i)	192	240
(b) Returns on investments and servicing of finance		
Interest received	21	16
Interest paid	(52)	(52)
Net cash outflow for returns on investments and servicing of finance	(31)	(36)
(c) Capital expenditure		
Purchase of tangible fixed assets	(159)	(242)
Sale of fixed assets	10	17
Net cash outflow for capital expenditure	(149)	(225)
(d) Management of liquid resources		
Decrease in term deposits (other than overnight deposits)	—	70
Net cash inflow from management of liquid resources	—	70
(e) Financing		
Debt due within one year:		
Repayment of borrowings	(294)	(1)
New borrowings	2	165
Repayment of finance leases	(1)	(3)
Net cash (outflow)/inflow from financing	(293)	161

(i) The cash flow in respect of exceptional items was £Nil (2004: £7m).

	At 1 April 2003	Cash flow	At 31 March 2004	Cash flow	At 31 March 2005
	£m	£m	£m	£m	£m
(f) Analysis of net debt					
Cash at bank and in hand (including overnight deposits)	86	29	115	(22)	93
Overdrafts	(59)	(52)	(111)	38	(73)
	27	(23)	4	16	20
Debt due after one year	(220)	(2)	(222)	(1)	(223)
Debt due within one year	(67)	66	(1)	1	—
Borrowing with GUS Companies	(152)	228	76	(164)	(88)
Finance leases	(6)	1	(5)	3	(2)
	(445)	293	(152)	(161)	(313)
Liquid resources:					
Term deposits	—	—	—	—	—
Current asset investments (including certificates of deposit)	70	—	70	(70)	—
	70	—	70	(70)	—
Total	(348)	270	(78)	(215)	(293)

28 Financial instruments

Throughout the two years ended 31 March 2005 the financial risk management of ARG has been controlled by GUS plc and has been co-ordinated with the overall risk management of the GUS Group.

To manage their foreign exchange risk arising from future commercial transactions, entities in the group use forward foreign exchange contracts transacted with GUS Group Treasury.

ARG's financial instruments consist primarily of cash, borrowings and amounts loaned to and borrowed from other GUS Group companies. The amounts loaned or borrowed from other GUS Group companies together with the associated interest rate are set by GUS plc.

ARG has taken advantage of the exemption available under FRS 13 in respect of short-term debtors and creditors and accordingly, where permitted by the FRS, details in respect of such debtors and creditors are excluded from the disclosures dealt within this note.

(a) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of ARG's financial instruments:

	2004		2005	
	Book value	**Fair value**	**Book value**	**Fair value**
	£m	*£m*	*£m*	*£m*
Debtors due after more than one year	183	183	199	199
Current asset investments	70	70	—	—
Lending to other GUS companies	1,242	1,242	522	522
Cash at bank and in hand	115	115	93	93
Financial assets	1,610	1,610	814	814
Loans and overdrafts	(1,500)	(1,502)	(906)	(908)
Finance leases—amounts due within one year	(2)	(2)	(1)	(1)
Finance leases—amounts due after more than one year	(3)	(3)	(1)	(1)
Other creditors—amounts due after more than one year	(34)	(34)	(29)	(29)
Provisions—onerous leases	(18)	(18)	(16)	(16)
Derivative financial instruments held to manage the interest and currency profile				
—Interest rate swaps	—	4	—	3
—Forward foreign exchange contracts	—	(3)	—	(4)
	53	52	(139)	(142)

(b) Currency and interest rate risk profile

The returns earned on bank balances, cash and investments are variable, determined by local market conditions.

The interest rate risk profile of ARG's other financial assets by currency, after taking account of interest rate swaps, is as follows:

					Fixed Rate Assets		Financial assets on which no interest is earned
	Floating rate assets	**Fixed rate assets**	**Financial assets on which no interest is earned**	**Total**	**Weighted average interest rate**	**Weighted average period for which rate is fixed**	**Weighted average period until maturity**
	£m	*£m*	*£m*	*£m*	*%*	*years*	*years*
At 31 March 2005							
Sterling	93	268	453	814	6.5%	2	N/A
	93	268	453	814			
At 31 March 2004							
Sterling	185	300	1,125	1,610	7.1%	2	N/A
	185	300	1,125	1,610			

The sterling financial assets on which no interest is earned comprise the pension asset and group loans. It is not practicable to estimate the weighted average period until maturity.

The floating rate assets earn interest at rates generally determined by local regulation and market conditions.

The interest rate risk profile of the Group's financial liabilities by currency, after taking account of interest rate and currency swaps, is as follows:

					Fixed Rate Liabilities		Financial liabilities on which no interest is paid
	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	£m	*£m*	*£m*	*£m*	*%*	*years*	*years*
At 31 March 2005							
Sterling	906	2	45	953	5	3	2
	906	2	45	953			
At 31 March 2004							
Sterling	1,500	5	52	1,557	5	3	3
	1,500	5	52	1,557			

The floating rate liabilities accrue interest at rates generally determined by local regulation and market conditions.

The negative sterling and other liabilities arise from forward foreign currency sales undertaken to hedge net investments overseas.

(c) Maturity of financial liabilities

The maturity profile of ARG's financial liabilities, including finance lease obligations, is as follows:

	For the year ended 31 March	
	2004	2005
	£m	*£m*
Repayable:		
In one year or less	1,298	700
In one to two years	37	30
In two to five years	222	223
In more than five years	—	—
	1,557	953

(d) Hedging

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

At 31 March 2005 and 31 March 2004 ARG had no material deferred foreign currency gains. An analysis of unrecognised gains and losses on hedging is shown below:

	Unrecognised gains	Unrecognised losses	Total unrecognised gains/(losses)
	£m	£m	£m
Year ended 31 March 2004			
On hedges at 1 April 2003	—	(3)	(3)
Arising before 1 April 2003 and recognised during the year ended 31 March 2004	—	3	3
Arising during the year and not included in current year income	—	(3)	(3)
At 31 March 2004	—	(3)	(3)
Expected to be recognised in 2005	—	(3)	(3)
Expected to be recognised thereafter	—	—	—
Year ended 31 March 2005			
On hedges at 1 April 2004	—	(3)	(3)
Arising before 1 April 2004 and recognised during the year ended 31 March 2005	—	3	3
Arising during the year and not included in current year income	3	(4)	(1)
At 31 March 2005	3	(4)	(1)
Expected to be recognised in 2006	3	(4)	(1)
Expected to be recognised thereafter	—	—	—

(e) Qualitative and quantitative disclosures on market risk

Prior to the Demerger, ARG's treasury function was managed centrally by GUS. ARG deposits all cash with the GUS Group and transacts only in relation to underlying business requirements. Prior to Demerger, ARG operates in accordance with the GUS Group treasury policies and procedures which are periodically reviewed by GUS and are subject to regular internal audit reviews.

Despite the treasury function being operated at a GUS Group level, ARG is responsible for managing its foreign exchange risk.

Foreign exchange risk

ARG sources its products from both domestic and international suppliers. On its international sourced product it is exposed to foreign exchange risk, primarily with respect to the US Dollar and the euro.

ARG has a policy of hedging foreign currency denominated highly probable transactions by entering into forward exchange sale and purchase contracts.

29 Employees

The average number of employees of ARG during the year was:

	Full time equivalent	
	2004	2005
Argos	17,192	17,045
Homebase	10,395	11,061
Financial Services	29	116
	27,616	28,222

The aggregate payroll costs for ARG were as follows:

	2004	2005
	£m	£m
Wages and salaries	514	586
Social security costs	33	37
Other pension costs	24	25
	571	648

30 Share options and awards

Co-investment plan

Directors and certain other senior executives are given the opportunity to defer receipt of their bonus and invest it in GUS shares under the Co-investment Plan. The number of shares acquired on behalf of the executive is matched on a sliding scale depending on the achievement against target for the relevant financial year and can be summarised as follows:

	Threshold	Target	Maximum
Bonus potential (% of base salary)	0%	50%	100%
Matching ratio	0.25:1	1:1	2:1

The release of these shares is deferred for three years including the deferred bonus. For matching shares awarded after 31 March 2004 and in subsequent years, dividends will be accrued. If an executive resigns during the three year period he/she will forfeit the right to the matching shares and associated dividends. Matching shares awarded after 31 March 2006 are subject to compulsory rollover at the date of the Demerger.

Share options

The Executive Share Option Scheme ("**ESOS**") is linked to share price providing a built-in performance driver for option holders and further aligns them with shareholders' interests. In addition, there is a performance test based on adjusted Earnings Per Share ("**EPS**"). This requires EPS compound annual growth to exceed compound annual retail price inflation by +4% per annum over a continuous three-year period.

For options granted since January 2004 there is no retesting of the EPS performance condition. Unapproved options granted from May 2005 are subject to compulsory rollover at the date of the Demerger.

Subject to meeting the performance test, options vest three years after grant, and remain exercisable for seven years after vesting. No director or employee may normally receive an option grant with a face value of more than one times salary in any one year. In exceptional circumstances the Remuneration Committee has discretion to grant up to two times salary.

Performance share plan

The Performance Share Plan underpins the longer-term incentive structure by providing a share-based reward which is earned only when GUS out-performs its peers.

GUS' performance under this plan is assessed in terms of three-year total shareholder return in relation to the following group of peer companies:

Acxiom	Kingfisher	Reed Elsevier
Boots	Marks & Spencer	Reuters
DSG (formerly Dixons)	N. Brown	Signet
Equifax	Next	Tesco
Harte Hanks	Pinault Printemps Redoute	

None of the awards vest if GUS' total shareholder return (defined as share price movement plus reinvested dividends) is below the median return for the comparator group. Once GUS achieves median performance, 40% of the award may vest, while 100% of the award may be earned for an upper quartile return or better. This can be summarised as follows:

Position	% of performance shares that will vest
1	100
2	100
3	100
4	100
5	85
6	70
7	55
8 (median)	40
9 to 15	0

No awards will be released unless the Remuneration Committee is also satisfied with GUS' underlying financial performance over the relevant period.

The maximum grant normally available to directors is 100% of salary, converted to shares at the price prevailing at the time the awards are made. In exceptional circumstances the Remuneration Committee has discretion to grant a higher amount. The awards vest, to the extent that the performance test is met, after three years. The majority of participants receive a grant of 50% of salary.

During 2004, the Remuneration Committee decided to introduce dividend accrual on performance shares to strengthen alignment with shareholders. Consequently, performance shares awarded after 31 March 2004 accrue dividends. Performance shares awarded from May 2005 are subject to compulsory rollover at the date of the Demerger.

(a) Options and awards in respect of the ordinary shares of the parent

The numbers of options and awards outstanding in respect of the ordinary shares of GUS plc comprise:

	2004	2005
	number	*number*
The GUS plc Performance Share Plan	322,286	**291,268**
The GUS plc Co-Investment Plan	400,011	**733,592**
The 1998 Approved and Non-Approved Executive Share Option Schemes	5,556,732	**5,492,184**
The GUS plc Savings Related Share Option Scheme	5,806,541	**5,839,040**
Other	29,866	**38,182**
	12,115,436	**12,394,266**

These options include those granted to Directors of ARG, further details of which are contained in note 33.

(i) Awards under The GUS plc Performance Share Plan

During the year ended 31 March 2005, awards were made under this plan in respect of 106,033 (2004: 116,264) ordinary shares in GUS plc. At 31 March 2005, awards in respect of 291,268 (2004: 322,286) ordinary shares remained outstanding and, as indicated in Note 25, shares have been purchased by The GUS plc ESOP Trust to meet obligations under this plan. These awards include those granted to directors.

During the year ended 31 March 2005, 137,051 (2004: 195,647) ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Performance Share Plan.

(ii) Awards under The GUS plc Co-Investment Plan

During the year ended 31 March 2005, awards were made under this plan in respect of 395,535 (2004: 319,869) ordinary shares in GUS plc. At 31 March 2005, awards in respect of 733,592 (2004: 400,011) ordinary shares remained outstanding and, as indicated in Note 24, shares have been purchased by The GUS plc ESOP Trust to meet obligations under this plan. These awards include those granted to directors.

During the year ended 31 March 2005, 61,954 (2004: 76,401) ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Co-Investment Plan.

(iii) Options under the 1998 Approved and Non-Approved Executive Share Option Schemes

Unexercised options granted under these schemes in respect of ordinary shares in GUS plc are as follows:

Number of shares		Exercise	
2004	2005	price	Period of exercise
		pence	
290,797	155,461	375.7	From 07.04.2003 to 06.04.2010
1,024,481	246,014	612.7	From 11.06.2004 to 10.06.2011
59,845	59,842	635.0	From 17.12.2004 to 16.12.2011
1,220,070	972,299	653.0	From 06.06.2005 to 05.06.2012
1,064,838	666,053	554.0	From 23.12.2005 to 22.12.2012
1,832,789	1,478,076	675.5	From 19.06.2006 to 18.06.2013
68,915	57,495	757.0	From 02.12.2006 to 01.12.2013
—	1,726,611	809.2	From 01.06.2007 to 31.05.2014
—	130,333	867.0	From 24.11.2007 to 23.11.2014
5,561,735	5,492,184		

During the year ended 31 March 2005, 1,695,247 (2004: 1,880,970) ordinary shares were issued following the exercise of such share options.

(iv) Options under the GUS plc Savings Related Share Option Schemes

Unexercised options granted under these schemes in respect of Ordinary shares in GUS are as follows:

Number of shares 2004	Number of shares 2005	Exercise price	Period of exercise
		pence	
1,372,616	201	384.0	From 01.05.2004 to 31.10.2004
1,393,778	1,326,547	384.0	From 01.05.2006 to 31.10.2006
613,561	534,405	523.0	From 01.09.2005 to 28.02.2006
482,116	432,318	523.0	From 01.09.2007 to 29.02.2008
1,230,755	1,065,138	508.0	From 01.09.2006 to 28.02.2007
713,715	644,497	508.0	From 01.09.2008 to 28.02.2009
—	1,390,923	648.0	From 01.09.2007 to 29.02.2008
—	445,156	648.0	From 01.09.2009 to 28.02.2010
5,806,541	5,839,185		

These options include those granted to directors of GUS, further details of which are contained in note 33.

During the year ended 31 March 2005, 1,357,694 (2004: nil) ordinary shares were issued following the exercise of such share options.

31 Pension and other post-retirement benefits

Pension arrangements for UK employees are operated principally through a defined benefit scheme (the Argos Scheme) and the GUS Defined Contribution Scheme.

(a) Pension costs

Pension costs are determined in accordance with SSAP 24 with supplementary disclosures in accordance with the transitional arrangements of FRS 17.

The total pension cost for ARG was £27m (2004: £25m). At 31 March 2005, there was a net pension asset of £91m (2004: £49m) in respect of the defined benefit schemes and other pension arrangements. The increase arose largely as a result of special contributions totalling £50m made during the year and the pension asset is included within Debtors (Note 16). In the year ended 31 March 2004, special contributions totalling £70m were made. The pension asset is stated after deducting unfunded liabilities of £6m (2004: £4m).

The Argos Defined Benefit Scheme

This scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the scheme is carried out every three years with interim reviews in the intervening years. This scheme was closed to the majority of new employees on 1 December 2002.

The latest full actuarial valuation of the scheme was carried out as at 31 March 2004 by independent, qualified actuaries, Watson Wyatt Limited, using the projected unit method. Under the projected unit method of valuation the current service cost will increase as members approach retirement due to the ageing active membership of the scheme.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

	% per annum
Valuation rate of interest:	
—post-retirement (pensioners)	5.10
—post-retirement (non-pensioners)	5.60
—pre-retirement	7.00
Rate of future earnings growth	4.50
Pension increases	2.75

At the valuation date, the market value of the scheme's assets was £302m. This represented 92% of the benefits that had accrued to members. Since that date, Argos Limited has made a special contribution to the scheme of £50m.

The GUS Defined Contribution Scheme

This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits to those GUS plc employees in the UK who had been ineligible for pension scheme membership. The assets of the scheme are held separately from those of GUS plc in an independently administered fund. The pension cost represents contributions payable by ARG to the

fund and amounted to £4m (2004: £4m). Contributions totalling £0.4m (2004: £0.3m) were payable to the fund at 31 March 2005 and are included within creditors.

(b) Disclosures made in accordance with FRS 17

Under the transitional arrangements of FRS 17, ARG continues to account for pension costs in accordance with SSAP 24 but a number of additional disclosures are required including information in relation to overseas schemes. These have been determined with the assistance of the GUS Group's actuaries who have adjusted the SSAP 24 calculations up to 31 March 2005.

During the year ended 31 March 2005, contributions to ARG's defined benefit scheme amounted to £63m (2004: £82m).

The last full valuation of the Argos Defined Benefit Scheme, which used the projected unit method of valuation, was carried out on 31 March 2004.

The principal assumptions used in the valuations for FRS 17 purposes were as follows:

	2005	2004	2003
	%	%	%
Rate of inflation	2.9	2.8	2.5
Rate of salary increases	4.7	4.6	4.3
Rate of increase for pensions in payment and deferred pensions	2.9	2.8	2.5
Discount rate	5.4	5.5	5.5

The assets of ARG's defined benefit schemes and the expected rates of return are summarised as follows:

	2003		2004		2005	
	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return
	£m	% p.a	£m	% p.a	£m	% p.a
Market value of schemes' assets:						
Equities	142	8.0	213	8.0	277	8.0
Fixed interest securities	19	5.2	89	5.1	116	5.2
Other	18	5.2	—	—	—	—
	179	7.4	302	7.2	393	7.2

The following amounts were measured in accordance with the requirements of FRS 17:

	2003	2004	2005
	£m	£m	£m
Market value of schemes' assets	179	302	393
Present value of funded schemes' liabilities	(320)	(386)	(460)
(Deficit)/surplus in the funded schemes	(141)	(84)	(67)
Liability for unfunded pension arrangements	(4)	(4)	(6)
	(145)	(88)	(73)
Related deferred tax assets	44	26	22
Net pension liability	(101)	(62)	(51)

Movement in deficit during the year:

	2004	2005
	£m	£m
Deficit at start of year in all schemes	(141)	(84)
Movement:		
Current service cost	(23)	(20)
Contributions	82	63
Other finance income	(3)	—
Actuarial (loss)/gain recognised	1	(26)
Deficit at end of year	(84)	(67)

Disclosure of the effect of the adoption of FRS 17 on the financial statements:

As indicated above, ARG continues to account for pension costs in accordance with SSAP 24 but, in accordance with the transitional requirements of FRS 17, disclosure is required of the amounts that would have been recognised under FRS 17. The disclosures are as follows:

(i) Profit and loss account

If FRS 17 had been adopted in full in the financial statements, the amounts charged in the profit and loss account would have comprised:

	2004	2005
	£m	£m
Amount charged to operating profit in respect of defined benefit schemes:		
Current service cost	23	20
Past service cost	—	—
Amount credited/(charged) to net interest:		
Expected return on schemes' assets	(14)	(21)
Interest on schemes' liabilities	18	21
Amount credited as Other finance income	4	—
Total charge to profit and loss account	27	20

(ii) Statement of total recognised gains and losses

If FRS 17 had been adopted in full in the financial statements, the amount recognised in the combined statement of total recognised gains and losses would have comprised:

	2004	2005
	£m	£m
Actual return less expected return on schemes' assets (see note (iv))	28	8
Experience gains and (losses) arising on the schemes' liabilities (see note (iv))	—	5
Changes in the assumptions underlying the present value of the schemes' liabilities	(27)	(39)
Actuarial gain/(loss) recognised in the statement of total recognised gains and losses	1	(26)

(iii) Balance sheet

A pension asset of £91m (2004: £49m) (net of deferred tax) has been recognised in the financial statements under SSAP 24. If FRS 17 had been adopted in full in the financial statements, ARG's net assets and profit and loss account reserve would have been as follows:

	2004	2005
	£m	£m
Net assets per balance sheet	2,618	2,683
Elimination of asset under SSAP 24	34	64
Net pension liability under FRS 17	(62)	(51)
Net assets including net pension liability	2,590	2,696

(iv) History of experience gains and (losses)

	2003	2004	2005
Difference between the actual and expected return on schemes' assets:			
Amount (£m)	75	(28)	(8)
Percentage of schemes' assets	42.1%	9.3%	(2.1)%
Experience gains and (losses) on schemes' liabilities:			
Amount (£m)	6	—	(5)
Percentage of the present value of schemes' liabilities	2.1%	0.0%	(1.0)%
Total amount recognised in the statement of total recognised gains and losses:			
Amount (£m)	120	(1)	1
Percentage of the present value of schemes' liabilities	37.5%	0.2%	5.7%

32 Principal subsidiary undertakings

The principal subsidiary and associated undertakings that have formed part of this combined financial information throughout the years ended 31 March 2004 and 2005 were:

	At 31 March		
	Description	Country of incorporation	Percentage of ordinary shares held
Argos Limited	General merchandise retailing	UK	100%
Homebase Limited	Home enhancement retailing	UK	100%
ARG Card Services Limited	Financial services	UK	100%
ARG Personal Loans Limited	Financial services	UK	100%
ARG Insurance Services Limited	Financial services	UK	100%
Hampden Group Limited	General merchandise retailing	UK	100%
Argos Distributors (Ireland) Limited	General merchandise retailing	Republic of Ireland	100%
Homebase House and Garden Centre Limited	General merchandise retailing	Republic of Ireland	100%
Argos Retail Group (Hong Kong) Limited	General merchandise buying	Hong Kong	100%

Details of interests in associated undertakings are given within Note 14.

33 Directors' remuneration

	For the year ended 31 March							
	2004				2005			
	Salary	Annual Bonus	Taxable Benefits	Total	Salary	Annual Bonus	Taxable Benefits	Total
	'000	'000	'000	'000	'000	'000	'000	'000
Executive directors								
Terry Duddy(1)	£630	£630	£25	**£1,285**	£670	£670	£24	**£1,364**
Richard Ashton(1)	£235	£335	£17	**£587**	£260	£179	£18	**£457**
Non-executive directors								
Andy Hornby(2)	£6	—	—	**£6**	£55	—	—	**£55**
Oliver Stocken	£67	—	—	**£67**	£77	—	—	**£77**

Notes:

(1) Refer to the "Retirement benefits" section of this note for details of the pension cash supplement for these directors.

(2) Andy Hornby was appointed to the GUS Board on 21 January 2004.

(3) Terry Duddy, Andy Hornby and Oliver Stocken are directors of GUS plc. Their remuneration in the above table is in relation to these directorships.

Share Options

In June 2004, executive directors received an option grant with a face value of one times salary under GUS plc's executive share option schemes.

Details of options granted to executive directors, under GUS plc's executive share option schemes, are set out in the table below:

	Number of options at 1 April 2003	Options granted during the year	Options exercised during the year	Exercise price	Share price on date of exercise	Date from which exercisable	Expiry date	Total number of options at 31 March 2004
Terry Duddy								
07.04.00	93,159	—	93,159	375.7p	642.8p	07.04.03	06.04.10	
07.08.00	81,737	—	81,737	428.2p	747.8p	07.08.03	06.08.10	
11.06.01	150,155	—	—	612.7p	—	11.06.04	10.06.11	
06.06.02	80,398	—	—	653.0p	—	06.06.05	05.06.12	
19.06.03	—	85,862	—	675.5p	—	19.06.06	18.06.13	
								316,415
Richard Ashton								
17.12.01	59,842	—	—	635.0p	—	17.12.04	16.12.11	
06.06.02	32,159	—	—	653.0p	—	06.06.05	05.06.12	
19.06.03	—	34,789	—	675.5p	—	19.06.06	18.06.13	
								126,790

	Number of options at 1 April 2004	Options granted during the year	Options exercised during the year	Exercise price	Share price on date of exercise	Date from which exercisable	Expiry date	Total number of options at 31 March 2005
Terry Duddy								
11.06.01	150,155	—	—	612.7p	—	11.06.04	10.06.11	
06.06.02	80,398	—	—	653.0p	—	06.06.05	05.06.12	
19.06.03	85,862	—	—	675.5p	—	19.06.06	18.06.13	
01.06.04	—	82,797	—	809.2p	—	01.06.07	31.05.14	
								399,212
Richard Ashton								
17.12.01	59,842	—	—	635.0p	—	17.12.04	16.12.11	
06.06.02	32,159	—	—	653.0p	—	06.06.05	05.06.12	
19.06.03	34,789	—	—	675.5p	—	19.06.06	18.06.13	
01.06.04	—	32,130	—	809.2p	—	01.06.07	31.05.14	
								158,920

The exercise prices represent the average of the middle market quotations of a GUS plc share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of the shares at 31 March 2004 was 749p; the highest and lowest prices during the financial year were 791p and 490p respectively.

The market price of the shares at 31 March 2005 was 912p; the highest and lowest prices during the financial year were 989p and 740p respectively.

SAYE share option scheme

Options granted to directors under GUS plc's SAYE share option scheme were as follows:

	Number of options at 31 March 2003 and 2004 and 2005	Exercise price	Date from which exercisable	Expiry date
Richard Ashton	3,164	523p	01.09.07	29.02.08
Terry Duddy	4,394	384p	01.05.06	31.10.06
Oliver Stocken	4,394	384p	01.05.06	31.10.06

Performance Share Plan

An award under GUS plc's Performance Share Plan takes the form of a deferred right to acquire shares at no cost to the participant. The vesting of these awards is subject to the performance conditions described in note 30.

	Plan shares awarded at 31 March 2003	Plan shares awarded during the year to 31 March 2004	Plan shares released during the year to 31 March 2004	Share price on date of award	Share price on date of release	Vesting date	Total plan shares held at 31 March 2004
Terry Duddy							
07.04.00	74,527	—	74,527	375.7p	632.36p	April 2003	
11.06.01	37,538	—	—	612.7p	—	June 2004	
06.06.02	80,398	—	—	653.0p	—	June 2005	
19.06.03	—	85,862	—	675.5p	—	June 2006	
							203,798
Richard Ashton							
11.06.01	12,060	—	—	612.7p	—	June 2004	
31.07.02	22,151	—	—	474.0p	—	July 2005	
19.06.03	—	17,394	—	675.5p	—	June 2006	
							51,605

	Plan shares awarded at 31 March 2004	Plan shares awarded during the year to 31 March 2005	Plan shares released during the year to 31 March 2005	Share price on date of award	Share price on date of release	Vesting date	Total plan shares held at 31 March 2005
Terry Duddy							
11.06.01	37,538	—	37,538	612.7p	842.1p	June 2004	
06.06.02	80,398	—	—	653.0p	—	June 2005	
19.06.03	85,862	—	—	675.5p	—	June 2006	
01.06.04	—	82,797	—	809.2p	—	June 2007	
							249,057
Richard Ashton							
11.06.01	12,060	—	12,060	612.7p	842.1p	June 2004	
31.07.02	22,151	—	—	474.0p	—	July 2005	
19.06.03	17,394	—	—	675.5p	—	June 2006	
01.06.04	—	16,065	—	809.2p	—	June 2007	
							55,610

Co-investment Plan

As explained in note 30, directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares.

For the year ended 31 March 2004 Terry Duddy received a bonus of £630,000 and Richard Ashton received a bonus of £235,000 and they chose to invest the whole of these bonuses. The invested shares so purchased on their behalf are included in the table below and also in the table of directors' interests. The related matching shares under these arrangements are also shown in the table below. They are not released until the expiry of a three-year period and the right to the matching shares is forfeited if a director resigns before then.

	Invested shares[(1)]	Matching shares[(2)]	Vesting date
Terry Duddy[(2)]			
17.06.02	43,217	144,056	June 2005
20.06.03	46,666	158,193	June 2006
11.06.04	44,141	209,008	June 2007
Richard Ashton			
17.06.02	5,057	16,858	June 2005
20.06.03	10,453	35,435	June 2006
11.06.04	16,465	55,814	June 2007

Notes:

(1) Invested shares for Terry Duddy and Richard Ashton are purchased with the bonus net of tax.

(2) The Remuneration Committee of GUS plc agreed to grant in June 2004 an extra number of matching shares to the value of £500,000 as a one-off award. The additional shares are included in the total number disclosed above.

Retirement Benefits

Terry Duddy is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pension earnings cap subject to HM Revenue & Customs limits. The following pension figures are based on his capped pensionable earnings. In addition, to provide benefits in excess of the pension earnings cap, Terry Duddy elected to have paid to him a cash sum for investment at his own discretion. The amount paid in 2005 was £261,280 (2004: £246,000).

Richard Ashton is a member of the Argos Pension Scheme which will provide him on retirement at age 60 with a pension of up to two thirds of the pension earnings cap subject to HM Revenue & Customs limits. The following pension figures are based on his capped pensionable earnings. In addition, to provide benefits in excess of the pension earnings cap, Richard Ashton elected to have paid to him a cash sum for investment at his own discretion. The amount paid in 2005 was £253,919 (2004: £118,872). Since joining ARG in 2001, Richard Ashton has received up to 31 March 2006 cash payments totalling £710,200.

	Accrued pension at 31 March 2005 per annum[(1)]	Accrued pension at 31 March 2004 per annum[(2)]	Transfer value at 31 March 2005[(3)]	Transfer value at 31 March 2004[(4)]	Changes in transfer values (less director's contributions)[(5)]	Additional pension earned to 31 March 2005 (net of inflation) per annum[(6)]	Transfer value of the increase (less director's contributions)[(7)]
	£'000	*£'000*	*£'000*	*£'000*	*£'000*	*£'000*	*£'000*
Terry Duddy	11	9	112	86	11	2	2
Richard Ashton	9	6	54	34	12	3	9

Notes:

Columns (1) and (2) represent the deferred pension to which the directors would have been entitled had they left ARG at 31 March 2005 and 2004, respectively.

Column (3) is the transfer value of the deferred pension in column (1) calculated as at 31 March 2005 based on factors supplied by the actuary of the ARG pension scheme.

Column (4) is the equivalent transfer value, but calculated as at 31 March 2004 on the assumption that the director left service at that date.

Column (5) is the change in the transfer value of accrued pension during the year net of contributions by the director.

Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate, the effect of pay changes in "real' (inflation adjusted) terms on the pension already earned at the start of the year.

Column (7) represents the transfer value of the deferred pension in column (6).

Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of GUS plc and in the Ordinary shares of Burberry Group plc, being a body corporate of the same group are shown below in section (i). Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-Investment Plan are shown on pages 170 and 171. Save for the disclosures in relation to Burberry shares, the directors have no interests in the debentures of GUS plc or in any shares or debentures of GUS plc's subsidiaries.

	GUS plc		Burberry Group plc	
	31 March 2004	31 March 2005	31 March 2004	31 March 2005
(i) Beneficial Holdings				
John Coombe	—	3,000	—	—
Terry Duddy	107,383	151,524	—	22,000
Andy Hornby	2,920	5,420	—	—
Oliver Stocken	27,022	31,500	—	—
Richard Ashton	15,510	31,975	—	—

Section 4: Experian

Part X: Experian Business Overview

The following section contains a description of Experian's business. This description should be read in conjunction with Part II: "Risk Factors", Part XI: "Experian Operating and Financial Review", Part XIII: "Experian Historical Financial Information" and Part XXI: "Glossary" of this document. It should be noted that this section also contains unaudited operating information in relation to Experian's business which has been derived from management accounts for the relevant accounting periods presented and internal financial reporting systems supporting the preparation of the combined financial information.

Overview

Experian is a global leader in providing information solutions to business clients and consumers. It helps organisations to find new customers and develop and manage existing relationships by providing data, decision-making solutions and processing services. It also helps consumers to understand, manage and protect their personal information and to help them make more informed purchase decisions. Experian's vision is that its people, data and technology become a necessary part of every major consumer economy around the world.

At the core of the Experian business are its comprehensive databases of credit and marketing information on consumers and businesses. These databases, derived from both public and private sources, contain extensive high quality information that not only has historical depth, but also significant breadth across various types of data. The comprehensive portfolio of data maintained and owned by Experian makes it a partner of choice to many clients as it offers a greater breadth of information than any single competitor.

Building on this foundation of data, Experian uses proprietary analytical tools to analyse and interpret the data and to help business clients to turn raw data into critical decisions in a timely and consistent manner. Its tools also help consumers to make more informed financial and purchasing decisions more quickly.

Experian has a very broad distribution network helping both business clients and consumers. It sells to clients in over 60 countries around the world with offices in 28 countries. It also serves clients in many different markets including the financial services, retail, telecommunications, automotive and public sectors. This broad distribution platform for consumer and business client information is unmatched within the global information solutions industry.

Experian is managed on a geographic basis with the three key geographic segments being: the Americas; the UK and Ireland; and Europe, Middle East, Africa and Asia-Pacific ("**EMEA/Asia-Pacific**"). This structure enables Experian to understand the different needs and constraints of each local market to service both domestic and international clients effectively within each region. Its global reach enables Experian to offer its clients the benefit of shared product development and market knowledge, effectively supporting existing clients, frequently large multi-national organisations, as they expand into new countries.

Experian has four principal activities:

- *Credit Services:* Credit Services acquires, processes and manages large and comprehensive databases containing the credit application and repayment histories of consumers and businesses. Proprietary technology is then used to organise and maintain this data. Experian uses proprietary search and match systems and application software to deliver a wide variety of credit reports and reporting services on both consumers and businesses to its clients. This helps Experian's clients to lend profitably to their customers, maximise revenue and minimise risk. Credit Services also operates transaction processing services, mainly in France, which helps banks and other clients with their back office functions. It also includes Experian's real estate information joint venture called FARES and its automotive and insurance databases.
- *Decision Analytics:* Decision Analytics unlocks the value of the Credit Services data and helps clients by applying analytical tools and software to convert data from Experian and from other sources, such as the clients' own customer account information, into business decisions. This assists clients in improving the consistency and quality of business decisions in areas such as credit risk, fraud prevention, customer service, account processing and account management.
- *Marketing Solutions:* Marketing Solutions helps clients to acquire new customers and to manage their relationships with existing customers. It acquires, processes and manages large and comprehensive databases containing geographic, demographic and lifestyle information on consumers. By appending hundreds of characteristics (for example length and type of residence, number of people in the household, estimated income and consumer interests such as leisure, sports and shopping preferences) to the data held in the databases, Marketing Solutions provides clients with information and tools designed to assist them in matching the relevant offer or product to the right customer, using the most appropriate communication channels.
- *Interactive:* Interactive is Experian's Internet marketing business. It has two types of activity: direct-to-consumer and lead generation for businesses. Through Experian Consumer Direct, Experian is the online market leader in providing credit information directly to consumers in the US and UK. It enables consumers to purchase credit reports and monitoring services, helping them to understand, manage and protect their own personal and financial information. The lead generation businesses connect consumers with businesses on the Internet. Experian provides free services to consumers enabling them to make more informed purchase decisions in areas such as financial services, shopping and education. In turn,

Experian sells the leads to business clients such as mortgage companies, retailers and online education providers.

Many of the services supplied by the different lines of business can be sold individually or as bundled products, depending on client requirements, enabling Experian to strengthen client relationships by tailoring solutions to their specific needs. These clients range from individual consumers to locally focused businesses to globally orientated companies.

In 2002, Experian implemented a global strategy for growth to:

- build on the core businesses;
- develop and sell new innovative products; and
- grow through targeted acquisitions.

Since then over one hundred new and upgraded products have been introduced into the market by Experian and Experian has been recognised by both industry bodies and customers as a leader in innovation. For example, it won the Queen's Award for Innovation for its Hunter anti-fraud product in 2006. These new and upgraded products have formed a core part of Experian's organic growth strategy, which has been complemented by acquisitions. The acquisitions made by Experian have not only had a direct impact on the growth of Experian but have also acted as a catalyst to organic growth in complementary areas of Experian.

The Directors believe that Experian is well placed to take advantage of the global growth in the use of consumer credit, the increased use of the Internet and growth in multi-channel marketing. In addition, Experian expects that the increasing demand for its services from new vertical sectors will continue, enabling it to build on its success and expand within these new sectors. Experian also expects to continue to expand its presence in new high growth markets in Asia-Pacific, Eastern Europe and Latin America.

In the year ended 31 March 2006, Experian's revenue and EBIT was US$3,084 million and US$727 million respectively (year ended 31 March 2005: US$2,517 million and US$567 million respectively) demonstrating significant growth and an improved EBIT margin for direct business for continuing activities of 21.3% compared to 20.0% for the year ended 31 March 2005.

Experian expects to be classified in the ICB Support Services sector of the Official List, if admitted, and the Directors expect Experian to become a constituent member of the FTSE 100 Index.

Key strengths

Experian has a number of key strengths:

High quality data and innovative decision solutions

Experian has:

- more comprehensive, high quality proprietary databases than any single competitor; and
- high quality proprietary analytical skills, tools and solutions that can be used to convert data into critical decisions across different vertical sectors and geographic regions, serving the needs of consumers and businesses.

Global and diversified distribution

Experian has:

- a broad distribution network, providing its services to thousands of clients across a number of sectors in many countries and through various channels; and
- the ability to cross-sell between its core offerings.

Successful execution of a clear global strategy

Experian:

- is a leader in innovative solutions for clients;
- has strong client relationships and is focused on remaining a partner of choice;
- has a disciplined acquisition strategy; and
- has an experienced global management team.

Positioned for growth

The Directors believe that Experian is well placed to benefit from:

- the global growth in consumer credit, the increase in Internet use by consumers and businesses and the growth in multi-channel marketing;

- the increase in demand for its services from new vertical sectors; and
- the growth in emerging geographic markets.

Proven financial performance

Experian has:

- delivered strong revenue and profit growth; and
- been highly cash generative.

High quality data and innovative decision solutions

More comprehensive, high quality proprietary databases than any single competitor

Experian maintains more detailed information about consumers than any single competitor in the information solutions industry and has long established expertise in managing and adding value to very large consumer and commercial databases. It operates 12 consumer credit bureaux and six business credit bureaux around the world, maintaining information on approximately 300 million consumers and 30 million businesses globally. In addition, it compiles and manages data on the histories of 600 million vehicles in the US and the UK, on 30 million insurance policies in the UK, on the catalogue purchasing habits of 110 million households in the US and consumer marketing information in respect of 130 million households globally.

The extensive depth and breadth of Experian's databases combined with Experian's skills in managing data and the investment made by it in technology, means that its databases cannot easily be replicated by new competitors in the market. The comprehensive portfolio of data maintained and owned by Experian makes it a partner of choice to many clients due to the greater breadth of information it can provide compared to any single competitor.

High quality analytical skills, tools and solutions that can be used to convert data into critical decisions across different vertical sectors and geographic regions, serving the needs of consumers and businesses

Experian possesses proprietary analytical tools, software and systems that it applies to its broad portfolio of data and to its clients' data, unlocking the value of that information and allowing clients to make critical decisions in a timely and consistent manner. It offers clients a wide range of innovative tools, particularly in the credit and marketing areas. These tools allow Experian to analyse databases to address the diverse and changing needs of a wide range of business organisations and consumers and can be successfully used across multiple geographies and sectors.

These solutions are key to Experian's clients as they enhance the value of data and assist them in making critical decisions. They are also key to Experian. Firstly, Experian's proprietary analytical tools and software are typically implemented within the clients' systems and become part of the clients' business processes. As a result, contracts for these solutions are often for several years. Secondly, Experian's decision solutions utilise a variety of data sources depending on the needs of the client and can often stimulate sales of Experian data. Thirdly, Experian's analytical tools and software are portable around the world and are often used by Experian as an entry point into new countries as they can be offered to clients for use on the client databases in countries where Experian is not otherwise present.

Global and diversified distribution

Broad distribution

Experian has a very broad distribution network, selling its services to both business clients and consumers across many vertical sectors and geographies via multiple channels of communication. This mix means that it is not overly dependent on any one geographic market, economy, client or sector.

Experian has a diverse client base that ranges from individual consumers to locally focused businesses to globally orientated companies. It has over 100,000 business clients and has a low reliance on any single client, with no one client accounting for more than 3% of Experian's annual total revenue. Experian's top 10 clients accounted for 22% of its total revenue for the year ended 31 March 2006, the next 40 clients for 21% and the remainder for 57%.

The financial services industry remains a core market for Experian, generating about 55% of total revenue for the year ended 31 March 2006. However, Experian has a diversified sector mix, with a presence already in areas such as retail and catalogue (approximately 11% of total revenue for the year ended 31 March 2006) and is starting to take advantage of growth opportunities in other sectors, such as automotive (approximately 3% of total revenue for the year ended 31 March 2006), direct-to-consumer (approximately 12% of total revenue for the year ended 31 March 2006), publishing and media (approximately 3% of total revenue for the year ended 31 March 2006), telecom, utility and insurance (approximately 7% of total revenue for the year ended 31 March 2006) and public (approximately 3% of total revenue for the year ended 31 March 2006).

Experian has offices in 28 countries and clients in more than 60 countries, giving it the ability to offer to both domestic and multi-national clients a global breadth of solutions unmatched by any of its competitors. 42% of its total revenue for the year ended 31 March 2006 was outside the Americas — a significantly higher proportion than any of its major competitors. Experian has a demonstrable track record of assisting multi-national organisations in their global ambitions, due to its wide breadth of products (in data and decisions), its sector diversification and its wide geographic reach.

Significant cross-selling opportunities

Each of Experian's four principal activities creates its own revenue streams. However, one of Experian's core strengths is its ability to sell products from one or more of these activities to existing clients.

The Directors believe that Experian offers its clients a wider variety of bundled solutions than its competitors. The Directors believe that Experian can provide clients with a broader, more sophisticated decision-making framework than its competitors, thereby further deepening and improving Experian's relationships with its clients.

Successful execution of a clear global strategy

A leader in innovation

Innovation is key to Experian's business as it enables it to provide better solutions to clients, consequently strengthening its existing customer relationships and helping it to acquire new clients across multiple sectors and geographies.

Through the in-house development of market leading proprietary technology Experian consistently meets the changing demands for new products and services which arise from entry into new vertical sectors and geographies, from new regulatory requirements and from evolving cultural demands. Experian has a good track record of generating revenue from new products and is committed to continual investment in innovation to refresh its product portfolio on an ongoing basis.

Strong client relationships

Experian sells products and services to over 100,000 clients in over 60 countries through the efforts of over 1,000 sales people worldwide. Sales and customer service support are tiered to meet the needs of clients ranging in size from small local credit grantors and marketers, to regional and national organisations, to multi-national clients. Experian's sales force is skilled at anticipating and responding to its target clients' needs and offering suitable solutions.

To address the evolving business needs of its largest multi-national financial services clients, Experian has established a Global Strategic Accounts programme to manage relationships with clients such as GE, HSBC, American Express, Capital One, Citigroup, Ford, Bank of America and Morgan Stanley/Discover. For each global strategic account, Experian assigns a cross-business unit team of sales, technical consultants and customer support personnel from each geographic region where the client and Experian operate. This team works with the client's senior management to establish a business development strategy and prioritise opportunities within the account. As a result of the close working relationships with each of the global strategic accounts, Experian gains deep insight into clients' current and future business needs and becomes a partner of choice for many new business initiatives.

Disciplined acquisition strategy

In addition to focusing on driving organic growth, Experian has a disciplined acquisition strategy which it has developed and implemented successfully over time. Acquisitions must be strategically aligned with Experian, bringing complementary new data or technology, taking Experian into new sectors or geographic regions, or providing an avenue into new growth markets. They must also be capable of delivering at least 10% post-tax return on investment over time.

Many of the acquisitions made to date by Experian have been small. Acquisitions have enabled Experian to capitalise on market opportunities more quickly and effectively than it could have done organically, and are often seen as an alternative to the revenue and capital investment needed for organic product development. Acquisitions have often also acted as a catalyst to organic growth in Experian's existing businesses. Finally, Experian has accelerated growth in newly acquired businesses that they could not have achieved as standalone entities, by giving them access to Experian's already broad matrix of clients, data, products and geographic regions.

Recent examples of Experian's acquisition activity include ClarityBlue (a database marketing solutions business) which enhances Marketing Solutions' ability to build bespoke marketing databases for its clients; Baker Hill (a software company enabling lending to small businesses) which expands the decision tool capabilities of Business Information; CheetahMail, providing technology to help clients use email to communicate with their customers; and FootFall (in the retail and property sectors), which widens the services provided by Marketing Solutions.

Where appropriate, Experian has also made large strategic acquisitions, most recently to build scale in Interactive. These include PriceGrabber.com and LowerMyBills.com, both in Interactive. Key to the strategic fit of these large acquisitions is their ability to leverage Experian data and decision analytics capabilities to enhance further the performance of the acquired businesses. They also capitalise on the overlap in the client base between principal activities (PriceGrabber.com selling to Experian's existing retail clients; LowerMyBills.com selling to mortgage lenders and other financial services providers). Finally, where there is overlap between the client base of acquired business and that of Experian, each of these acquired businesses further extends the range of products Experian provides to its existing client base and, as a result, further strengthens the relationship between Experian and its clients.

Experian continually reviews the performance of all the businesses within its portfolio, sometimes withdrawing from low growth or low return markets. Since 31 March 2006, Experian has announced its withdrawal from two markets which have become increasingly unattractive: incentive marketing websites in the US (through MetaReward) and large scale account processing in the UK. Experian has also previously discontinued a small

number of non-core activities including call centre activities in the UK and France and the print and mail businesses in the US and the UK.

Experienced global management team

Experian has an experienced global management team who have together successfully led Experian through a period of double-digit growth and expansion. This team has demonstrated an ability to deliver results and has positioned Experian for sustainable growth in the future.

Positioned for growth

Global growth in consumer credit, the increase in Internet use by consumers and businesses and the growth in multi-channel marketing

The global growth in consumer credit, the increase in Internet usage by consumers and businesses and the growth in multi-channel marketing are driving an increased demand for Experian's products and services.

The consumer credit industry is expanding through greater use of credit cards and other consumer borrowing such as secured and unsecured debt. This leads to increased global demand for consumer credit information which helps control credit risk and which enables greater access to affordable credit. This growth not only increases the volume of data that companies need to access and manage, but also stimulates demand for Experian's analytical tools that help clients to make faster, better informed decisions in areas such as who to lend to and how much to lend. Increased credit usage also increases fraud risks, and as a result there is higher demand for Decision Analytics' fraud prevention services.

Consumers are increasingly using the Internet to search for products and services, and advertisers are switching more of their marketing costs to the Internet as it is a more responsive and effective marketing channel. Through the lead generation activity of Interactive, Experian is connecting these consumers to the appropriate businesses. This enables consumers to make better informed purchasing decisions and provides businesses with new leads for ready-to-buy customers.

Companies are also using more methods of communicating with customers, moving away from traditional routes such as broadcast and print media and direct mail and towards a combination of channels including email, Internet, SMS and interactive television. Marketing Solutions helps clients to target the right customers with the most relevant messages and identify the most effective channels to use to reach effectively new and existing customers.

The Directors believe that Experian is well positioned to benefit from each of these growth opportunities.

Increase in demand from new vertical sectors

Experian has progressively diversified from its historic focus on the financial services, retail and catalogue sectors and now also provides services to the telecommunications, automotive and public sectors, among others. Using core skills that it has developed in providing credit and marketing services to the financial services sector, Experian has a proven ability to enter new vertical sectors successfully where there is growing demand for its solutions and products. Experian's current products are often easily adapted to provide tailored solutions to clients in those sectors. In the UK, for example, Experian is applying skills developed in the financial services sector to support clients in the public sector. This includes working to reduce fraudulent benefit claims and forecasting economic and demographic trends for local and national government.

Growth in emerging geographic markets

Experian has well established operations in many countries, especially the US and UK. In other regions such as Eastern Europe and Asia-Pacific, it has only a small presence. Over time, Experian would expect to see these regions increase in importance reflecting their rapid economic growth. Companies and clients will increasingly want the services Experian offers as they expand their presence in these markets to take advantage of growing GDP, increasing usage of consumer credit and the Internet, for example. Experian works with domestic clients in these emerging markets as well as supporting the global expansion of its multi-national clients.

Experian's scalable business model and its ability to adapt the model to meet the diverse needs of clients in different geographies have allowed it successfully to penetrate new geographic markets. Today, Experian operates successfully in more countries than any of its competitors.

Proven financial performance

Experian's revenue increased by US$567 million to US$3,084 million for the year ended 31 March 2006 as compared to US$2,517 million for the year ended 31 March 2005. In the year ended 31 March 2006, revenue grew 27% for continuing business at constant exchange rates. Of this, organic growth of 10% has been supplemented by growth from acquisitions of 17%. EBIT margin for direct business for continuing activities increased from 20.0% in 2005 to 21.3% over the same period.

Historically Experian has been highly cash generative and its strong cash conversion capabilities have helped it to part fund a significant acquisition programme. Experian has consistently delivered on its financial targets and clear internal management goals are in place to continue to improve the return on capital.

Experian's growth strategy

Experian's strategy is to create lasting shareholder value by continuing to deliver profitable growth through a focused and disciplined approach to managing all aspects of the business. Experian intends to achieve long-term, sustainable growth through five key areas:

- deepening client relationships;
- product innovation;
- expansion into new vertical sectors;
- geographic expansion; and
- acquiring complementary businesses.

Deepening client relationships

Experian has strong relationships with many of its existing clients, some of which have been in place for over 25 years. The maintenance and further development and deepening of these client relationships is seen by the Directors as being of fundamental importance to the future growth of Experian. Experian is able to offer clients services and solutions from across all four principal activities and in a wide variety of geographic regions. Experian is able to do this by cross-selling new and existing products to its core client base.

As an example of this, Experian recently announced a multi-year, multi-million dollar contract with a major worldwide client, HSBC, which will use Experian's Decision Analytics to support lending decisions around the world. In the US, Limited Brands, a top ten speciality retailer, recently extended its relationship with Experian, awarding it a multi-year, multi-million dollar contract for a database across all sales channels.

Product innovation

Experian is committed to developing new and updating existing products in line with its clients' demands, evolving consumer trends, increasing regulation and differing product demands from new markets. This commitment to working proactively towards better and more innovative technology has led to what the Directors believe to be best in class products and solutions in the information solutions industry.

The breadth of the product portfolio enables innovative bundling of solutions and the continued evolution of products allows Experian to create more tailored solutions to meet clients' requirements and expectations, often setting new benchmarks for the industry in the process.

The Directors believe that the breadth and depth of Experian's client relationships and its diversification across sectors and geographies will enable it to continue to anticipate changes in client requirements and to develop appropriate innovative products, further deepening client relationships and delivering growth to Experian.

Expansion into new vertical sectors

Experian has developed core skills and assets in serving the financial services, retail and catalogue sectors that it has successfully applied to other vertical sectors, such as telecommunications. It intends to continue to employ these further in areas such as the public, healthcare and automotive sectors. For example, through its QAS product, Experian recently supported a large US-based hospital in improving bad debt recovery by 50% by improving the accuracy of patient name and address data.

The expansion into new vertical sectors will continue to diversify Experian's client base and the Directors believe it will improve its products and market knowledge across new sectors.

Geographic expansion

Experian's scalable business model is key to its successful penetration of new geographic markets and Experian plans to build on its existing matrix of products and clients to penetrate emerging markets successfully.

Experian is expanding around the world as a result of its own drive for expansion, due to its strategy of working with domestic clients in emerging markets, and as a result of the globalisation of its multi-national clients. As clients such as HSBC and American Express have moved into new geographic markets, Experian has expanded with them and has supported them with a wide variety of services adapted to meet their specific needs.

The success of Experian's geographic expansion to date has been attributed, in part, to an ability to adjust its business model to the specific needs and opportunities of any given country. Generally in new markets, Experian hires local management and staff, supported by experienced regional teams, to ensure an understanding of local market business needs.

Experian will often enter a new country by offering Decision Analytics products. These products require minimal investment up front to be adapted for the new geographic market and they can be utilised on client internal data and thus begin to earn profitable revenue stream early in the start-up cycle in that market. Through its successful efforts in selling and implementing Decision Analytics products, Experian aims to establish strong relationships with its clients, providing a base for expansion of other services in the market. For example, in Spain, Experian first entered the market in 1993 with the launch of MOSAIC consumer segmentation and in 1994 with its scoring

products and over time has established a number of other services there including a credit bureau in 1998, Marketing Solutions in 2002 and anti-fraud and anti-money laundering products in 2005.

Experian is currently focusing on further expansion in Asia-Pacific, Eastern Europe and Latin America. For example, in Asia-Pacific, Experian's regional headquarters in Hong Kong supports both the strategic development team that is already in place and the country and business line structures which are currently being developed, whilst providing the link into the rest of the Experian global infrastructure and strategy. For example, Experian has won JCB and Nicos as clients in Japan and Bank of Siam as a client in Thailand. In Eastern Europe, Experian is continuing to use Decision Analytics to gain entry or strengthen its position into new markets such as Russia and Poland. Experian is introducing global application fraud detection solutions in the region, for example its Hunter product. In Latin America, there are already strong Decision Analytics teams in place in Brazil and Argentina, with business development and growth initiatives having begun in the second half of the year ended 31 March 2006.

Acquiring complementary businesses

As well as driving organic growth, acquisitions are an integral part of Experian's growth strategy across all four principal activities. For the years ended 31 March 2006, 2005 and 2004 Experian completed 62 acquisitions, including 24 affiliates and business such as LowerMyBills.com, PriceGrabber.com, ClarityBlue, Baker Hill, QAS, FootFall and CheetahMail at a cost of over US$2 billion.

Experian plans to build on its successful acquisition track record by identifying and acquiring new businesses in each of its four principal activities that assist it in fulfilling its strategic objectives of expanding into new sectors and geographic markets and continuing its innovative product development. These factors in turn will enable Experian to deepen its client relationships by expanding its product range further to support clients in successfully managing and growing their businesses.

The key to Experian's successful acquisition activity is its consistent application of rigorous acquisition criteria which focuses on seeking acquisitions that are complementary to the existing businesses. Experian's acquisition process is well defined and includes investment appraisal, pre-acquisition due diligence, approvals, post-acquisition integration (where appropriate) and post-investment review.

History of Experian

Experian traces its origins to CCN, an information services division set up by GUS in 1980 to support the GUS Home Shopping and consumer lending businesses in the UK. CCN developed the systems, decision analytics and databases needed to support a full range of lending. It later became the leading credit bureau and decision analytics business in the UK. Between 1980 and 1996, CCN expanded into adjacent business lines in the UK including account processing, direct marketing, insurance information services, business information and micromarketing. The breadth of services provided by CCN also meant that major lenders, like the US credit card issuers who moved into the UK market in the mid-1990s, could rely on CCN as a single source provider of many major services needed to launch successfully and develop a credit card programme in the UK.

CCN's first expansion into the US occurred in 1986 with the acquisition of Management Decision Systems (MDS), a leading provider of decision analytics to the financial services industry. The acquisition of MDS added scale, a highly skilled workforce, additional products and geographic reach to the core CCN Decision Analytics business, and included expansion into Canada and Australia.

In 1996, GUS further expanded its US market position with the acquisition of the former TRW credit, decision analytics, direct marketing and real estate information businesses. It then went on to acquire the direct marketing companies Direct Marketing Technologies (Directech, 1997) and Metromail Corporation (1998) in the US. The combination of these businesses created Experian as a leading global provider of consumer information and decision analytics.

Since 2002, Experian has expanded through both organic development and strategic acquisitions. These included the acquisition in 2002 of ConsumerInfo.com (strengthening the presence in direct-to-consumer and forming the foundation of Interactive). In 2003, it acquired the outstanding stake in Scorex, a global decision analytics company, to accelerate developments there. In 2003 the credit bureaux in Norway and Denmark were acquired to expand Credit Services geographically. In 2005, Experian acquired LowerMyBills.com and PriceGrabber.com to strengthen Interactive. In 2006, Experian acquired ClarityBlue to complement the database management skills of Marketing Solutions.

Experian and its businesses

Experian is managed on a geographic basis with the three geographic segments being: the Americas; the UK and Ireland; and EMEA/Asia-Pacific. It has four principal activities: Credit Services; Decision Analytics; Marketing Solutions; and Interactive.

Geographic regions

The Americas

The Americas represents Experian's largest geographic segment by revenue contributing 58%, 53% and 55% of total revenue in the years ended 31 March 2006, 2005 and 2004 respectively.

For the year ended 31 March 2006, the Americas contributed US$1,804 million or 58% of total revenue. This was split between the four principal activities as follows: 43% from Credit Services, 3% from Decision Analytics, 20% from Marketing Solutions and 34% from Interactive.

In the Americas, Consumer Credit (a part of Credit Services as described below) is the largest and most mature activity. The Directors believe that the greatest growth opportunities in the Americas will be for Interactive (driven by the growth of Internet use) and for Decision Analytics growing from a small base but using proven global products.

For the year ended 31 March 2006, Experian in the Americas employed an average of approximately 4,900 people.

UK and Ireland

For the year ended 31 March 2006, the UK and Ireland business contributed US$758 million or 25% of total revenue. This was split between the four principal activities as follows: 43% from Credit Services, 25% from Decision Analytics, 31% from Marketing Solutions and 1% from Interactive.

This reflects the historic core activities of the UK and Ireland business in Decision Analytics and the leading position enjoyed in Credit Services. The Directors expect Interactive to increase in importance over time.

For the year ended 31 March 2006, Experian in the UK and Ireland employed an average of approximately 3,600 people.

EMEA/Asia-Pacific

For the year ended 31 March 2006, the EMEA/Asia-Pacific business contributed US$522 million or 17% of total revenue. This was split between three of the four principal activities as follows: 79% from Credit Services, 14% from Decision Analytics and 7% from Marketing Solutions.

In the short-term, organic growth prospects are expected to be strongest in Credit Services and Decision Analytics. Experian will continue to lead with Decision Analytic products in emerging markets. Interactive does not currently operate in EMEA/Asia-Pacific.

For the year ended 31 March 2006, Experian in EMEA/Asia-Pacific employed an average of approximately 3,400 people.

Principal activities

Credit Services

Credit Services represents the historical core of Experian and includes Consumer Credit, Business Information and transaction processing services. Experian's FARES joint venture and Experian's automotive and insurance databases are also included within Credit Services.

The global increase in demand for consumer and business credit information presents a good growth opportunity for Experian. Allied to the stable growth prospects within its existing developed markets, further growth opportunities exist in emerging geographic markets.

Key clients include banks, mortgage providers, retail card providers, credit card providers and telecoms operators. For the year ended 31 March 2006, Credit Services produced revenue of US$1,504 million representing 49% of total revenue.

There are several main activities within Credit Services, of which Consumer Credit is by far the largest contributing over 50% of the total revenue of Credit Services for the year ended 31 March 2006.

(i) Consumer Credit

Experian's goal as a consumer credit reporting agency is to help lenders make better informed lending decisions and to make it quicker and easier for consumers to obtain finance. When a consumer applies for credit, lenders usually contact a credit reporting agency for a consumer credit reference check to confirm the consumer's identity and creditworthiness. Lenders use credit information to manage the risks associated with lending money to consumers including determining whether to offer loans, setting credit limits and interest rates and in the management of existing accounts, for example using the credit information to assess accounts in default.

Over the past four decades, Experian has developed core expertise in acquiring, processing, managing and operating very large and comprehensive databases that are the foundation of its consumer credit business. Experian operates 12 consumer credit bureaux across the world maintaining information on approximately 300 million consumers. For example, in the US, Experian's consumer credit bureau maintains very detailed and current histories on how over 215 million adult consumers have paid both past and current credit obligations. The US consumer credit database is ranked by industry analysts as one of the largest databases in the world and includes over 10 billion lines of data. In addition, Experian owns and operates consumer credit bureaux in 11 other countries other than the United States and maintains consumer credit histories in total on about 86 million consumers in the UK, Spain, Italy, Norway, Denmark, Netherlands, Ireland, South Africa, Bulgaria, Russia, and Romania. Experian also licenses proprietary credit bureaux software to organisations in Turkey, Kuwait, Saudi Arabia and Pakistan for the development and operation of independently owned credit bureaux.

Experian uses its proprietary technology to assemble, organise, maintain and update vast amounts of detailed information, some of which is publicly available and some of which is submitted by clients. Clients share data with Experian on the basis that it is a trusted third party and they benefit from having a more complete picture of consumers' credit status than if they relied solely on their own data. Every month, Experian receives accounts receivable data from over 10,000 lenders and other data furnishers at no cost and processes over 1 billion update transactions against its consumer credit databases. This ensures that the information reflects a current picture of credit payment activity on each account on a consumer's individual credit file. On an average day, Experian processes about 2 million credit reference enquiries and the information from the consumer credit database is then formatted into credit reports and sold to those companies who are permitted to receive and use such data depending on the local regulatory, contractual and commercial framework.

Credit information ranges from basic credit reports to pre-screen services, which pre-qualify consumers for specific credit marketing offers. In addition Experian offers value-added credit reporting services such as trigger alerts which enable financial services companies to monitor different types of activity on consumer accounts. Trigger products provide lenders with daily notifications of changes in a consumer's credit behaviour such as a new delinquency or public record information added to a consumer's file. Triggers enable a lender to take more timely and effective actions to better manage credit risk and retain profitable accounts.

Experian sells its consumer credit services to thousands of clients around the world, including banks, credit card issuers, retail store card issuers, finance companies, credit unions, telecommunications providers, mortgage companies, apartment rental companies, public administration bodies and other organisations which have a legitimate business purpose for accessing credit information. Experian typically has long standing relationships with its clients in this division based on annual rolling contracts, often with direct relationships with several divisions and subsidiaries of the client. Transaction fees are based on volume or usage. Experian's key clients for these services include HSBC, Citigroup, American Express, HBOS, Ford, Barclaycard, and Capital One.

Consumer Credit market overview

The credit reporting industry is affected by general economic cycles and movements in interest rates which impact consumers' demand for credit. However, there is an element of counter cyclicality in the services offered by Experian. For example, rising interest rates may reduce the amount of new credit being granted, particularly in the mortgage market. On the other hand, rising interest rates encourage financial services clients to monitor existing accounts more closely in order to identify potential bad debts and to spend more effort on retaining existing clients rather than acquiring new clients. Equally, high levels of competition between financial service companies for new clients also increases the demand for consumer credit services regardless of the overall level of borrowing of the consumer.

In established markets such as the US and the UK, Experian expects steady growth in consumer credit services to be driven largely by consumer demand for new credit products, churn in customer relationships, continued promotion by card issuers seeking new credit customers and expanded use of credit information into new vertical sectors such as telecommunications and utilities. Clients will also use Experian's services in new areas of their organisation, for instance using credit reports in customer service operations to help clients decide whether to increase or reduce their customers' credit limits.

In many other markets such as parts of Eastern Europe and Asia-Pacific, the use of consumer credit is currently very limited but is expected to grow strongly in the medium term partly driven by an increase in the size of the creditworthy population. Credit reporting services are a key part of the infrastructure required in these economies to support the expansion of consumer credit, and Experian is actively engaged with regulators and clients about the development of credit bureaux in these markets.

The collection, storage and use of consumer credit information is heavily regulated, with the regulations varying widely among countries. Experian has developed a core competence in managing regulated businesses and is able to adjust its business model to accommodate new legislation and regulations. Experian management is also proactively engaged with regulators and legislators to provide input and thought leadership regarding the potential impact of any new regulations on the business, the economy and consumer interests. For further information on the regulatory environment please see "Regulation" below.

(ii) Business Information

Experian owns 6 business credit bureaux across the world, maintaining information on about 30 million businesses, typically small to medium enterprises. Experian helps clients by providing them with industry leading data to assist them in making credit and, to a lesser extent, marketing decisions. Experian owns and operates business credit bureaux in the US, UK, Italy, Denmark, Norway and Ireland, and hosts databases for third parties in France.

As the success of small to medium enterprises is often dependent on the financial stability of the owner or directors, where permitted by regulation, Experian uses its ability to combine data on small companies with information about the business owner (from its consumer credit databases) to provide clients with a complete picture of the financial status and creditworthiness of a business.

A business information report contains publicly available information on a company captured from sources such as the Companies House in the UK or public record filings in the US. This public data is then combined with bank and trade credit information, tax liens, county court judgements and bankruptcy data and sources such as Yell Data in the UK that provide specifics about trading addresses, telephone numbers, number of employees, ownership information and other similar details. A business information report can include varying levels of detail and can

include payment behaviour information on the business and a commercial credit risk score. Business information reports are accessed by banks, commercial leasing companies, commercial credit card issuers, property companies, trade creditors, and other organisations with a need for specific information about the financial stability and payment performance of a company.

Experian has been successfully gaining market share in Business Information as it has focused on developing its databases and core product offering with particular emphasis on information about small to medium sized businesses. The Directors believe that Experian's acquisition of Baker Hill, which provides software products to banks for processing commercial loans, makes it well positioned to gain further market share. The combination of Baker Hill software embedded within its clients' systems and information and decision-making tools provided by Business Information enable banks to improve the quality of commercial loan decisions and reduce their costs of operations.

Business Information's contractual relationships with clients to provide information and decision-making tools are typically annual rolling contracts. Fees are generally volume-based. Baker Hill software contracts are often offered under a subscription based pricing model and can bundle in other Business Information products. Its key clients include Euler Hermes, Royal Mail, AIG, Office Depot, Federal Express, Dell and Bank of America.

Business Information market overview

Experian has chosen to specialise in providing information about small to medium sized businesses, a large and fast growing segment of the economy. For example, in the US, there are an estimated 24 million small businesses, and about 75% of these have no employees other than the business owner. Small business owners tend to use a combination of personal and business financing sources to fund their business. Experian's approach to this market is, where permissible, to combine business information with personal credit information about the business owner to provide a complete picture of the financial status of a small to mid-sized business. The market tends to be affected by similar drivers to the Consumer Credit market.

Information about small to medium sized businesses is difficult to acquire and collate, and as a result, the industry tends to be highly fragmented and specialised.

(iii) Transaction Processing

In France Experian offers a comprehensive range of outsourced transaction processing services to manage different methods of payment. The Transaction Processing business offers specialist back office, cheque and debit account processing and business process outsourcing services to clients in the French financial services sector, including all six major French banks and has therefore created client relationships for Experian in that market. Experian is a leader in cheque and debit processing and processes an average of 1.3 billion cheques and 125 million remittances annually. In addition, Transaction Processing includes management of over 5 million debit card holder relationships and processing of over 550 million debit card transactions annually.

Transaction Processing also helps organisations migrate from paper-based processes to electronic procedures. For example, Experian has developed, operates, and manages on behalf of the French Association of Chartered Accountants, a web portal dedicated to the electronic transmission of social, value-added tax returns and corporate tax returns. Another example of business process outsourcing is the development, operation and management of the subscription programme for student cards for the transportation system in Paris. In Germany, Transaction Processing services include the development and management of loyalty card programmes.

(iv) Automotive Services

In the US and the UK, Experian compiles and maintains databases of histories of over 600 million motor vehicles to assist consumers, automobile dealers and lenders to understand the provenance of used vehicles. Information is collected from public records and other private sources. Automotive Services' key clients include Ford, eBay Motor, Yahoo Autos, Toyota, General Motors, Honda, Mazda and Pendragon.

(v) Insurance Services

In the UK, Experian compiles extensive information about insurance coverage, policies, claims, as well as other data such as perils information to assist the insurance industry in managing policy risk. For example, its database of claims made allows insurance companies to check on the history of new applicants. Insurance coverage information is also used by the UK police force to determine current insurance coverage for accidents and other traffic incidents. Insurance Services' key clients include Motor Insurer Information Centre, Admiral, Norwich Union and Royal & Sun Alliance.

(vi) FARES

In 1997, Experian formed a joint venture with First American Corporation called First American Real Estate Services, or FARES, into which it contributed its US property database businesses. Experian owns a 20% interest in FARES and First American Corporation owns 80%. FARES aims to offer a "one-stop shop" for information required on property transactions in the US. It provides a broad range of services to mortgage lenders including mortgage credit information, flood insurance, property valuations, mortgage document preparation and tax monitoring.

Decision Analytics

Decision Analytics unlocks the value of Experian's vast Credit Services data assets and/or other data sources by applying analytical tools, scoring, software and systems to convert data into valuable business decisions. Decision Analytics offers two key services: Credit Analytics and Decision Support Software; and Fraud Solutions.

Decision Analytics' products are often used as the key method of entry into new geographic markets. There is significant market growth opportunity for the business because of its potential for global reach and due to its position at the forefront of product development and innovation. This opportunity is enhanced by the ability to combine the products with Experian data.

Decision Analytics operates in all three of Experian's geographic segments with its largest percentage of revenue and profits being generated from the UK and Ireland. For the year ended 31 March 2006, Decision Analytics produced revenue of US$325 million representing 11% of total revenue.

(i) Credit Analytics and Decision Support Software

Experian has developed a global expertise in statistical analysis and scorecard development to enable clients to make consistent, high-quality and efficient decisions in respect of consumer credit risk, credit marketing and account management.

Credit Analytics and Decision Support Software offers clients complex statistical analytical tools to predict likely customer behaviour and reactions. Services include: application scoring (which can be used at the time of opening an account to predict the probability of the account falling into arrears in the future); behavioural scoring (which can be used throughout the customer relationship to assess performance and reassess a customer's suitability for additional products, based on their previous account activity payment history and credit behaviour); and marketing response scores (which can be used to predict the likelihood of a response to a new offer of credit). Experian also offers bespoke decision support software to enable clients to process applications more efficiently and to implement, manage and optimise customer strategies.

Scoring enables lenders to make consistent high quality decisions quickly and efficiently. Statistical analysis of data is used to define the characteristics of a credit report that are most predictive of a consumer's future behaviour. Each characteristic is assigned points reflecting its importance and whether it is positive or negative. The points for all the characteristics result in a score which can be judged against a pre-set range determined by the client.

Decision Support Software enables clients to assess rapidly and reliably the risk of lending to individual customers. Experian's proprietary decision support software, Strategy Management, is in its third-generation of product release and is currently licensed and installed in more than 600 client organisations around the world. It has become an operational standard for many global financial services organisations.

Due to the highly sophisticated and proprietary nature of many of its software solutions, the majority of Experian's Decision Analytics clients pay an annual licence fee. Pricing for scores generated by Experian are usually priced on a transaction fee basis. Experian's key clients for these services include HSBC, ABN AMRO, Orange, Vodafone, Barclaycard, Kookmin and JCB.

(ii) Fraud Solutions

Decision Analytics offers a range of tools, which are used by hundreds of the world's leading financial and telecommunications organisations services firms as well as retail and catalogue organisations to detect and prevent the occurrence of fraud. Fraud solutions are used to detect identity theft and application fraud: at the point of application for credit; during e-commerce transactions on the Internet; at the time of customer service requests, such as change of address processing and requests for a credit limit increase; and while processing transactions against debit, cheque and credit accounts.

A key product within this business is Hunter which is a sophisticated software solution that identifies fraudulent new accounts or claim applications throughout the financial services, telecommunications, retail and insurance sectors. It automatically checks new applications and claims against themselves, against previous applications and claims, suspect information and known fraudulent data. The latest version, Hunter II provides online functionality and uses artificial intelligence technologies to rank and prioritise matches according to their potential for being fraudulent.

Fraud Solutions' products also include: anti-money laundering software (which enables financial institutions to track, detect, manage, investigate and report suspicious activity); authentication services (which provide the information needed to verify instantly customer identity and prevent fraud for secure transactions online and at call centres); credit card verification (to check that a customer is using a valid, authorised credit card); Detect (a real time fraud detection system that compares application details with a range of data sources to identify anomalies); and the National Fraud Database (which is a shared database of known cases of fraud in the US which is used to highlight fraud patterns and define and identify fraud attributes).

The revenue model for Fraud Solutions varies depending on the product: for embedded products such as Hunter, a licence fee is charged; for other products such as authentication services, a transaction based fee is charged. Experian's key clients for these services include GE, Dell, Lloyds TSB, Citibank and Banco Santander.

Decision Analytics market overview

The global market for Decision Analytics is large, fast growing and highly fragmented. In today's information age, there is an abundance of detailed information available to businesses from multiple sources. This volume of data requires increasingly sophisticated tools to turn the raw data into information that can be used efficiently and effectively to drive critical business decisions. Experian's services help clients address this issue.

In addition, fraud is a growing global problem that impacts consumers and organisations of all sizes. The market for fraud detection and prevention tools, although difficult to quantify, is increasing in response to increases in online and cardholder-not-present fraud, identity-theft fraud, anti-money laundering regulation and credit card transaction fraud.

Marketing Solutions

Marketing Solutions helps clients to acquire new customers and to manage their relationships with existing customers across multiple channels. It acquires, processes and manages large and comprehensive databases containing geographic, demographic lifestyle and attitudinal information on consumers. By appending hundreds of characteristics (for example length and type of residence, number of people in the household, estimated income and consumer interests such as leisure, sports, and shopping preferences) to the data held in the databases, Marketing Solutions provides clients with information and tools designed to assist them in matching the relevant offer or product to the right customer. Marketing Solutions also assists clients in planning and executing communication campaigns through a variety of media channels, ranging from direct media such as mail, email, SMS, Internet and telephone to mass media such as newspaper and television advertising.

Marketing Solutions owns and operates very large databases in the US and UK and has a growing market position in continental Europe, particularly in Italy and the Netherlands. These databases include data from public sources and data purchased from third parties. For example, they cover the catalogue purchasing habits of approximately 110 million households in the US, include self-reported data on over 14 million consumers in the UK and consumer marketing information on approximately 130 million households globally.

Experian then offers clients tools such as list processing and data management which help them to use the data more effectively.

Finally, Experian offers its clients sophisticated analytical tools and software which are designed to help them to make better marketing decisions. These include statistical modelling to predict who is most likely to respond to a given offer and which channel to communicate through.

Marketing Solutions operates in all three of Experian's geographic segments. For the year ended 31 March 2006, Marketing Solutions produced revenue of US$627 million representing 20% of total revenue.

Marketing Solutions has four business segments of which Data and Data Management is by far the largest, contributing more than two-thirds of Marketing Solutions' total revenue for the year ended 31 March 2006.

(i) Data and Data Management

Data and Data Management products include consumer data, data management and consulting and analytic services. It manages and executes thousands of communication campaigns annually for over 10,000 clients in a variety of sectors. Data and Processing Services focuses on providing its clients with the information they need to organise their marketing campaigns and can help clients at all stages of the marketing process.

Experian helps its clients target consumers by providing lists of consumers who may be potentially interested in a particular product or service, where the information is sourced from Experian's databases.

Experian also uses proprietary data integrity tools to help clients use data more effectively. These tools include rapid address capture, list processing and de-duplication, address standardisation and list hygiene products. Experian can also help clients build and manage their own databases, combining both Experian and client data, and, where they already have in-house databases, is able to provide tools and information to ensure that these databases operate more efficiently. Its database management solutions allow clients to have a complete view of their customer relationships and to determine customer current and potential value.

Sophisticated tools and analytical software, including customer segmentation and statistical modelling to predict who is most likely to respond to a given offer, are also sold by Experian. Campaigns are developed across a variety of channels including digital channels such as email, mobile messaging and the Internet.

Finally, the division's consulting and analytical services include strategic and tactical roadmaps for leveraging maximum client benefit from core services and industry best practices.

The revenue model for Data and Data Management varies depending on the product offered. The database marketing services and tools are provided on a contractual basis; and data sales are provided on a transaction basis. Key clients include American Express, AOL Time Warner, Barclays, BSkyB and Bertelsmann, as well as other media and entertainment companies and retailers.

(ii) Research Services

Research Services offers initial scoping of the potential market opportunity through both syndicated and customised research products.

Experian acquired Simmons Research in October 2004 and Vente Inc. in 2005. Simmons carries out research on numerous topics including the products consumers buy and the brands they prefer and lifestyle and media preferences. This research is used by a number of marketing firms in the US and can be used for planning, product development, brand development, brand building and consumer profiling. Vente gathers information from consumers through its online survey platforms and its database is made up of self-reported data by consumers who give Vente permission to send them information and offers in which they have an interest. The data includes information on demographic and financial information as well as hobbies, interests, ailments and purchase intentions.

Research products are provided on either a subscription or transaction basis. Research services has over 700 clients, including NBC/Universal, WPP and Interpublic Group.

(iii) Digital Services

Digital Services is a leading provider of online based marketing solutions, specialised in email marketing, website analytics and email messaging.

In 2004, Experian acquired CheetahMail which undertakes permission based targeted email marketing campaigns on behalf of its clients (who supply the contact details of the customers to be targeted). Globally, Cheetahmail delivers emails to 33 countries across EMEA in 19 languages, 21 countries in Latin America in 3 languages and 7 countries in Asia-Pacific in 4 languages. As an example, KLM Royal Dutch Airlines utilises the Cheetahmail system to send emails in over 15 languages from KLM offices worldwide. For the year ended 31 March 2006, CheetahMail sent nearly 11 billion email messages, an increase of over 60% from the previous year.

Experian has 350 clients across a wide range of sectors. It primarily generates revenue based on the volume of emails sent for a particular campaign. Key clients include KLM, Brooks Bros., Sears, Hilton Hotels, Adidas, Barclays and The Discovery Channel.

(iv) Business Strategies

Business Strategies encompasses Experian's economic forecasting, consumer behaviour monitoring and prediction analytics services. The target market for these services is broad but centres on the retail, property and public sectors, predominantly based in Europe.

Experian has developed the proprietary technology MOSAIC which it licenses to clients for an annual fee. MOSAIC is a classification system that categorises consumers and businesses in over 20 countries into clearly identifiable groups and types. This helps marketers and researchers to target the appropriate customer groups by providing insight into the demographic, socio-economic and behavioural characteristics and attitudes of customers. MOSAIC can also be used with other Experian decision-making tools to help retailers identify profitable locations for stores, assess the impact of a store opening, measure and predict store performance and manage branch networks.

Business Strategies also recently acquired FootFall, a market leader in customer counting technology and retail consultancy. The FootFall Index is regarded as the industry standard benchmark for shopper visits, is endorsed by the British Council of Shopping Centres and is available in the UK, Ireland, France, Italy, Spain, Portugal, Poland, Switzerland and Hong Kong.

Business Strategies also analyses national, regional and local economies for a range of public and private sector clients and carries out extensive research into the underlying drivers of social, economic and market change. This research can be used by companies to help decide on which economies to operate in and by public policy makers.

Business Strategies services are provided on both a subscription and transaction basis. Key clients in this segment include top 100 UK retailers including Volvo Car UK, Marks and Spencer, Lloyds Pharmacy, Lexus GB and Honda UK Cars.

Marketing Solutions market overview

Growth in Marketing Solutions is driven by the growth in multi-channel direct marketing. The size and scale of the direct marketing industry can be illustrated by looking at the US and UK markets where Experian has its largest operations. According to studies produced by the Direct Marketing Association, in the US, marketers spent an estimated US$161 billion for direct marketing promotions in 2005, nearly half of all US advertising expenditures. It is estimated that direct marketing in turn generated about US$2 trillion in US sales. In the UK, the estimates are £37 billion in direct marketing expenditures, resulting in an estimated £107 billion in UK sales. Direct marketing is used to varying degrees by every major industry ranging from financial services to retailers, from high technology to travel and entertainment, and from fund-raisers to media companies.

Historically, direct marketing was synonymous with direct mail, but increasingly, organisations are moving away from list-based, mass-marketing through established media such as post and telephone and are using multiple communication channels including the Internet, direct response television, mobile phone messaging, and other advanced technologies to communicate relevant marketing messages to targeted customers. This multi-channel approach adds significant complexity to the direct marketing process and dictates the need for more accurate and current information, sophisticated tools and processes and operational flexibility. As a result, organisations are increasingly outsourcing all or parts of their direct marketing functions to trusted direct marketing service providers.

The direct marketing industry is affected by general economic cycles which impact consumer responses to various marketing offers. In an economic downturn, marketing budgets for prospecting for new customers are often the

first area of cost reduction. However, there is a switch of some spending by organisations away from prospecting for new customers and over to customer retention programmes. Investments in new communications channels like email marketing are a cost effective way to manage and grow existing account relationships. In addition, clients are increasingly focused on, and sophisticated in, measuring marketing conversion rates. Experian is moving its business model towards the newer high growth areas.

Interactive

Interactive has established a leading position in the US as a reliable information source for consumers for key financial transactions and purchasing decisions to lower the cost of daily living. It has two core business activities: Consumer Direct and lead generation.

In the UK and US, Experian Consumer Direct offers consumers the ability to check their credit report and score online and monitor the report for any changes. By enrolling in a credit monitoring programme, consumers are notified of any new or changed data reported on their personal credit file which is a possible indication of identity theft. This product enables them to monitor the accuracy and completeness of their credit report, manage credit obligations more effectively and control unauthorised access. Experian Consumer Direct charges consumers a monthly membership fee for its various monitoring products and a transaction fee for one-off purchases of credit reports or scores.

Through its lead generation businesses, Experian is a trusted intermediary on the Internet and connects consumers to businesses, enabling consumers to identify for financial services products through LowerMyBills.com, research products and shop online through PriceGrabber.com and enrol in online education programmes through ClassesUSA and Affiliate Fuel. These businesses provide valuable free services to consumers to help them make more informed decisions. In turn, Experian is paid on a pay-for-performance basis by clients for each lead generated through this marketing service.

Interactive has relationships with leading portals including Yahoo, AOL and MSN. Interactive attracts over 22 million unique visitors to its various websites each month and it is the largest online financial services advertiser in the US.

Interactive operates in the Americas and UK and Ireland with the largest percentage of revenue and profits coming from the Americas. For the year ended 31 March 2006, Interactive contributed revenue of US$628 million representing 20% of total revenue.

Interactive market overview

The growth in Experian's Consumer Direct business is driven by increased awareness by consumers of the benefit of understanding their credit history in order to qualify for better interest rates on mortgages, credit cards and other credit products. A secondary driver is consumers' interest in monitoring their credit reports for unauthorised access as a potential indicator of identity theft.

Interactive operates in large and rapidly growing markets, predominantly in the US, with nascent operations in the UK (for its Consumer Direct and PriceGrabber.com businesses). The growth in Interactive is driven by the increased use of the Internet by consumers rather than more traditional channels for conducting financial transactions and for researching and making purchasing decisions. For example, according to Forrester Research in the US, consumer use of comparison shopping sites is estimated to grow at a compounded annual growth rate of about 40% through 2009, and retail ecommerce is expected to increase by 18.6% CAGR through 2008.

The growth in Interactive's lead generation business lines is also supported by the migration of business advertising spend away from traditional channels such as print and broadcast in favour of Internet marketing; the Internet is proving to be an effective and responsive channel for businesses of all sizes for finding and acquiring new customers.

Cross-selling between principal activities

Each of Experian's four principal activities create their own revenue streams. However, one of Experian's key strengths is its ability to sell products from one or more of these activities to existing clients.

Credit Services and Decision Analytics are particularly closely linked and Experian has successfully capitalised on the cross-selling opportunities this presents to deliver more value added solutions to clients. For example, in the UK, 80% of credit reports sold are delivered through application processing systems offered by Decision Analytics and nearly 100% contain a Delphi credit risk score provided by Decision Analytics.

Where permitted, Experian also bundles its Credit Services products together with its Marketing Solutions products, for example, enabling credit card issuers to conduct credit marketing campaigns to consumers who have been pre-qualified as creditworthy. Lists of pre-qualified prospects for new credit card campaigns can be selected from the Credit Services database and enhanced with information from the Marketing Solutions database to enable the card issuer to target the best card offer to the right consumer. For example, a consumer interested in travel may be best suited for a credit card that offers airline miles.

Experian's core Credit Services databases and analytics also support Interactive's businesses and provide the basis of the information sold by Experian Consumer Direct to consumers. In addition, services offered within Interactive, for example PriceGrabber.com, are being sold to existing retail clients, thereby extending Experian's relationship with those clients.

In the US, 14 of Experian's top 20 clients buy products from at least three of the four principal activities, an improvement from 10 of the top 20 in the previous year. Outside the US, 14 of the top 20 clients buy from both Credit Services and Decision Analytics, and 10 of the top 20 clients buy from Credit Services, Decision Analytics and Marketing Solutions (Interactive accounted for 1% of sales outside the US in the year ended 31 March 2006). These metrics for the year ended 31 March 2006 illustrate Experian's success to date in cross-selling between the four principal activities, and also underscore future opportunities as Experian continues its efforts to strengthen its relationships with, and sell more products to, its major clients.

These significant cross-selling opportunities enable Experian to offer its clients a wide variety of bundled solutions and sophisticated decision-making framework that the Directors believe to be unique among its competitors.

Competition

Although Experian has competitors in each of its principal activities, there is no single competitor which has the capabilities to offer the broad range of products and solutions which Experian is able to provide to clients. Experian has offices in 28 countries and sells to clients in more than 60 countries, giving it the ability to offer a global breadth of solutions to both domestic and multi-national clients unmatched by any of its competitors. For the year ended 31 March 2006, 42% of Experian's sales were outside the Americas — a significantly higher proportion than any of its major competitors.

There is limited, if any, public information available on the market share of each of Experian's competitors in each geographic region and across each principal activity. In particular, because of the breadth of Experian's products offered around the world, it often competes against niche local providers of services in its markets. However, there are a number of larger and readily identifiable companies that Experian views as its key competitors.

Consumer Credit competitors

There is no single company which competes with Experian in every market in which Experian provides consumer credit services. The competition is country specific, often limited to one or two national credit reporting agencies. In the US, Experian's largest market for consumer credit services, there is no one dominant credit reporting agency and Experian competes against two other national credit reporting agencies: Equifax and TransUnion. In the UK, Experian competes with Equifax and CallCredit. In other markets, competition tends to be highly fragmented and the competitors are often relatively small local operations, sometimes taking the form of closed-user groups who exchange credit information only among members of the group.

Business Information competitors

Dun & Bradstreet ("**D&B**") is the only multi-national business credit competitor. D&B has recently sold many of its international operations to franchisees but will continue to own and operate its businesses in selected markets including the US, UK and Italy.

In the US, D&B is the clear market leader in business credit reporting. It provides a wide range of information services, mostly about large (Fortune 1000) companies. Experian is focused on a product offering with particular emphasis on information about small to medium sized businesses; it also competes in this area with Equifax which launched a US business credit reporting operation in the US three years ago and has had some success in gaining participation from banks and other commercial credit lenders in building a small business credit database. In the UK, D&B and Experian are the largest participants in the business information market.

The market for business-to-business marketing information is more competitive than the market for business credit reporting. D&B participates in this segment of the US market, as does InfoUSA, which specialises in small volume marketing lists sold across many vertical sectors and to a wide range of customers. In continental Europe, competition is highly fragmented with many small closed-user group data exchanges such as InfoGreffe in France.

Transaction Processing competitors

Experian's Transaction Processing business predominantly competes with its clients' in-house teams. In French cheque processing, in particular, the move has been to outsourcing rather than insourcing. Other operators in the market place in France include Atos Origin.

Decision Analytics competitors

In Credit Analytics and Decision Support Software, there are two large global participants, Experian in international markets and Fair Isaac, the clear market leader in the US. There are also hundreds of smaller niche competitors, including Experian's traditional credit bureaux competitors, who have small market positions in providing specialised credit risk management software and tools.

Marketing Solutions competitors

Experian's Marketing Solutions competitors vary by major product line. However, there are two global competitors: Acxiom and Harte-Hanks. In addition, there are regional specialist competitors including Merkle, InfoUSA, Double Click, ADS Financial Services Solutions and Claritas, who do not have the broad range of Experian products. Competition outside of the US is local and fragmented.

Interactive competitors

The main competitors for selling credit reports direct-to-consumer in the US include Equifax, TransUnion, Fair Isaac, Intersections and other specialist providers and in the UK include Equifax and other specialist providers. Experian Consumer Direct is more than twice the size by revenue of any of these competitors in the US.

The online lead generation market is fragmented and Experian believes it has strong market positions in its areas of operation. The largest competitor to LowerMyBills.com is Lending Tree, a subsidiary of Interactive Corp. and the largest competitors of PriceGrabber.com include Shopping.com (owned by eBay), Shopzilla (owned by E.W.Scripps), NexTag and KelKoo; e-learners.com is a competitor of ClassesUSA.

Information technology

Technology

Experian's information technology systems are fundamental to its success. They are used for both the storage, processing, access and delivery of the data which forms the foundation of the Experian business; and the development and delivery of value-added solutions provided to clients. Much of the technology used by Experian and provided to clients is developed, maintained and supported by in-house technology teams in each of the various Experian jurisdictions and business units. Experian generally owns or has secured ongoing rights to use for the purposes of its business all the customer-facing applications which are material to the operation of Experian. Experian's key internal business management information technology applications are licensed to Experian by Oracle and a small number of other well-known, top-tier software vendors.

The strategic direction of Experian's information technologies have been documented in a set of five year "road maps" which define the manner in which the technologies supporting the business are anticipated to change over that period.

Experian's maintenance and management of its information technology systems is ongoing and includes the need to integrate existing and acquired businesses. Integration plans have been established to incorporate, where appropriate, acquired business units into both the Experian management systems and the Experian infrastructure managed by the Experian technology services group. Experian also seeks to ensure that each business unit complies with its business continuity policy and regulatory compliance policy. Experian is undertaking further work to complete its consolidated reporting system to remedy some weaknesses in disaster recovery planning and to remove inconsistency in certain procedures. Experian continuously works to try and prevent logical attacks on its network.

Experian identifies information technology risks at the strategic, tactical and operational levels using a standardised methodology. Where risks are identified, they are mitigated and tracked on risk registers and, where appropriate, considered by senior management. For example, where legacy technologies continue to be used for recently acquired businesses, where appropriate, the strategy is to migrate the activities to the infrastructure managed by the technology services group as soon as is practical following acquisition.

Data centres

Experian has two key data centres in the UK both of which are located in Nottingham. In addition, there are data centres dedicated to certain business units, being QAS, ClarityBlue and Nordic. In the US there are three key data centres located in Schaumburg, Illinois and Allen and McKinney in Texas. However, the Schaumburg data centre is currently in the process of being closed with data and functions being transferred to the other two US data centres. As well as these key UK and US data centres, Experian also has a number of smaller data centres located in other jurisdictions including France.

Disaster recovery

Experian is committed to its global framework for business continuity management and carries out annual reviews of the state of preparedness of the business with respect to business continuity; business continuity policies require each business unit to complete an annual survey detailing its state of preparedness in the event of a disaster. All critical Experian databases, systems and contracted client services are also regularly recovered, with Experian undertaking over 50 system/client test recoveries each year. There are also documented disaster recovery plans in place for each of the major Experian data centres and each of the main financial applications. Experian also has a dedicated continuity operations team which focuses on the provision of IT disaster recovery services to Experian's clients.

Security

Experian maintains a Global Information Security Policy and Standards document which all entities are required to comply with. This is a comprehensive policy covering all aspects of security. In addition, and in practice, Experian adopts a wide range of security measures to ensure the security of its IT infrastructure and, therefore, its data. Security measures generally cover the following key areas: physical security; logical security of the perimeter; network security such as firewalls; logical access to the operating systems; deployment of virus detection software; and appropriate policies and procedures relating to removable media such as laptops.

Intellectual property

Experian takes active steps to acquire ownership of the intellectual property rights which are important to its businesses, through assignments from its employees, consultants and business and technology partners. It seeks a licence where an assignment is not available. It protects its systems, methods, technologies, data, brands, products and services through intellectual property rights, including patents, copyrights, database rights, trade secrets, trade marks and domain names, as well as through contractual restrictions and restricted access.

Patents

Much of Experian's technology is developed in-house. It has a strong technology pipeline, and, where possible, it seeks patent protection for its inventions. Experian has a portfolio of 14 granted patents, comprising nine US patents, two patents in Australia and one patent in each of New Zealand, Russia and Turkey. It also owns 39 pending patent applications, including in the US, Europe, Japan and Canada.

These patents and patent applications cover methods, systems and apparatus relating to aspects of the Credit Services, Marketing Solutions, Interactive and Decision Analytics businesses. In addition, Experian has the right to use certain authentication software products under a worldwide licence from Equifax Inc.

Experian monitors third party patents and patent applications that may be relevant to its businesses. It carries out analyses of freedom to operate without infringing third party patent rights and seeks opinions from external patent counsel where it deems that to be appropriate.

Experian recently established an internal initiative to implement improved practices in relation to patent protection for its inventions, the growth and maintenance of its patent portfolio, and its freedom to operate.

Copyright, database right and trade secrets

Experian generally owns the copyright and database rights in the software, web pages, screen displays, business modelling, methods, plans, strategies and the data it develops, and generally it takes a licence of such rights where development is undertaken by third parties and an assignment is not available. It has a licence from USPS to use a database of change of address information, which is used across the Experian business, for which it pays a set fee.

Experian seeks to restrict access to, and use and distribution of, its proprietary information through confidentiality and other agreements with third parties and employees.

Trade marks and domain names

Experian owns a large portfolio of trade mark registrations in the US, Europe, parts of Asia-Pacific and other parts of the world. This includes registrations for the EXPERIAN word mark, logo and derivative marks in the US, Europe and other important jurisdictions. Experian has entered into a world wide co-existence agreement with a third party under which it has consented to a third party's use of its EXPERION trade mark in relation to consultancy services concerning software and hardware for controlling and integrating industrial processes in manufacturing industries, and the third party has consented to Experian's use of its EXPERIAN marks outside that field of use. This does not affect Experian's business as it is currently carried on.

Other trade marks which Experian considers important to its businesses, and for which it owns trade mark registrations or applications, include CONSUMERINFO.COM, AUTOCHECK, MARKETSWITCH, LOWERMYBILLS.COM, PRICEGRABBER, SCOREX, QUICKADDRESS, QAS, CHEETAHMAIL, MOSAIC, TRUVUE, CLASSESUSA and CLARITYBLUE.

Experian has licences from USPS, Yell Limited and the Automobile Association to use certain of their trade marks in relation to Experian's businesses. Experian must pay set fees for use of the USPS and Yell trade marks, and a royalty fee for using the Automobile Association's marks.

Experian has also registered some of its trade marks as generic top level and country-specific domain names.

Intellectual property disputes

Experian has a policy of actively enforcing its intellectual property rights. It is currently engaged in litigation in the US against two former employees and their new employers regarding misappropriation of Experian's confidential information and trade secrets. Also, LowerMyBills, has been sued by Lending Tree in the US Federal Court in Charlotte, North Carolina, for alleged infringement of US patent no. 6,611,816 claiming a method and computer network for co-ordinating a loan over the Internet. Experian intends to defend this claim vigorously. Experian is aware of other actual and potential IP disputes which it is seeking to resolve by way of agreement with third parties.

Regulation

The information solutions industry in which Experian operates is subject to varying degrees of regulation. In particular, data protection regulation in many jurisdictions in which Experian operates may affect the way in which personal data regarding individuals may be processed and used. Experian regularly works with regulators, legislators and industry groups about data protection and usage issues in both mature and emerging markets.

A summary of the regulatory framework relating to data protection in the key Experian jurisdictions is set out below. This summary is intended to provide a general outline of the more relevant aspects of the regulatory

framework applicable to Experian's operations in those jurisdictions and is not intended as a comprehensive description thereof.

Data protection in the US

Experian's operations in the US are subject to several US federal statutes and regulations that govern the collection, protection and use of consumer data. These laws and regulations include: (i) the US Fair Credit Reporting Act (the "**FCRA**"); (ii) the US Gramm-Leach-Bliley Act (the "**GLB**"); (iii) the US Health Insurance Portability and Accountability Act of 1996 (the "**HIPAA**"); (iv) the Drivers Privacy Protection Act (the "**DPPA**") and; (v) the Controlling the Assault of Non-Solicited Pornography and Marketing Act (the "**CAN-SPAM Act**").

A number of US states have also enacted legislation requiring public disclosure of security breaches whereby confidential personal information of residents may have been compromised. These laws generally apply to individuals or entities that maintain computerised data that includes personal information about third party individuals.

Use and disclosure of consumer information

The FCRA was originally implemented in 1970 to regulate the credit reporting industry in the US. Responsibility for enforcement of the FCRA is vested largely in the US Federal Trade Commission, although the FCRA also provides for civil actions to be taken by consumers. The primary purposes of the FCRA are to ensure fair and accurate credit reporting and to protect consumers' privacy. Amongst other things, the FCRA imposes certain obligations on consumer reporting agencies (including Experian), on users of consumer reports, and, since 1996, on furnishers of consumer credit information. The FCRA states that a person may obtain a consumer report from a consumer reporting agency only if that person has a "permissible purpose" (as defined in the statute). The FCRA imposes certain obligations on credit reporting agencies to ensure that only persons with permissible purposes obtain consumer credit reports. For example, consumer reporting agencies are required to: (i) obtain certification that the individual requesting the consumer credit report has a permissible purpose and that the information will be used for that purpose; and (ii) furnish to a consumer a list of all inquiries made regarding, but not initiated by, that consumer.

HIPAA was adopted in 1996 for the purpose of: (i) preventing inappropriate use and disclosure of individuals' health information; and (ii) requiring organisations that use health information to protect such information (and the systems that store, transmit and process it). Its provisions are enforced by the US Department of Health and Human Services Office for Civil Rights. HIPAA's requirements and prohibitions apply not only to "covered entities" (as defined in the statute), but also to "business associates" of such covered entities, including companies (such as Experian) that process claims, analyse data, aggregate data or provide certain other services to a covered entity. Amongst other things, HIPAA requires that Experian make reasonable efforts to use and disclose only the minimum amount of protected health information needed to accomplish the intended purpose of the use or disclosure.

The DPPA was enacted in 1994, and prohibits the disclosure by any state's department of motor vehicles (and any officer, employee or contractor thereof) of personal information about an individual that was obtained by the department in connection with a motor vehicle record, except for a "permissible purpose" (as defined in the statute). The DPPA also applies to any individual or entity that uses and discloses the protected data. The DPPA is enforced by the Office of the Attorney General of each US state.

Protection and privacy of consumer credit information

The protection and security of consumer credit information is governed largely by the Financial Modernisation Act of 1999, also known as the "Gramm-Leach-Bliley Act" or "GLB". The US Federal Trade Commission is charged with enforcement of the GLB. The GLB includes provisions designed to protect consumers' personal financial information that is held by "financial institutions" (as defined in the statute), including Experian. The principal parts of the GLB relating to privacy requirements imposed on financial institutions such as Experian are the "Financial Privacy Rule" and the "Safeguards Rule".

The GLB Financial Privacy Rule requires financial institutions to give to their customers privacy notices that explain the financial institution's information collection and sharing practices, and grant customers the right to opt out of having their information shared with certain third parties. The Financial Privacy Rule also prohibits financial institutions from disclosing their customers' account numbers to non-affiliated companies in connection with telemarketing, direct mail marketing or other marketing through email, even if an individual has not opted out of sharing the information for marketing purposes.

The GLB Safeguards Rule seeks to ensure that financial institutions adopt procedures to protect physically and technologically consumer credit data. For example, financial institutions are required to provide information security training to employees, to implement procedures for detecting and managing information system failures and to provide for secured storage and disposal of confidential consumer information. Similarly, under HIPAA, Experian must maintain reasonable administrative, technical and physical safeguards to prevent intentional and unintentional use or disclosure of protected health information.

Direct Marketing and Advertising

The CAN-SPAM Act was enacted in 2003 to regulate those who send commercial emails. The CAN-SPAM Act is enforced by the US Federal Trade Commission. It applies to all US commercial emailers (whether individuals or businesses) and to all commercial email transmissions. Any commercial email transmission generated by Experian

must therefore comply with the CAN-SPAM Act. Amongst other things, the CAN-SPAM Act prohibits false or misleading header information, requires that a commercial email be identified as an advertisement and requires that commercial emails give recipients an opt-out method.

Sanctions for the misuse of consumer credit information or Data Protection breach

Breach of the GLB can result in civil and/or criminal liability and sanctions, such as fines (up to US$100,000 per violation) and up to five (5) years imprisonment for individuals. Breach of the FCRA can result in an award of actual damages, as well as statutory and/or punitive damages (in the event of a wilful violation).

Data Protection regulation in the EU

On 24 October 1995, the European Union adopted the directive on the protection of individuals with regard to the processing of personal data and the free movement of such data (the "**Data Protection Directive**"). The aim of the Data Protection Directive was to protect the fundamental rights and freedoms of individuals, in particular their right to privacy with respect to the processing of personal data. The Data Protection Directive imposes a number of obligations on companies such as Experian with respect to how they can use the personal data which they hold in their databases.

The Data Protection Directive has been implemented in all EU Member States. However, this implementation is subject to a certain amount of national variation from Member State to Member State. Such variation occurs as a result of differing interpretation of the Data Protection Directive itself, as well as differing attitudes of the relevant national regulatory authorities.

Applicability of the Data Protection Directive

The Data Protection Directive applies to the processing by companies such as Experian of personal data, being any information relating to an identified or identifiable individual. The Data Protection Directive also grants greater protection to a sub-category of data referred to as sensitive personal data, being information relating to an individual's racial or ethnic origin, political opinions, religious or philosophical beliefs, trade union membership, health, sex life, or the commission or alleged commission by that individual of an offence. Processing includes virtually everything that a company may wish to do with the personal data it holds about its customers, employees and other individuals. The Data Protection Directive applies to companies established in a Member State or using equipment in a Member State to process personal data.

Collection of personal data

The Data Protection Directive regulates the collection and processing of personal data and sensitive personal data and requires that such collection and processing is subject to a number of "data protection principles". These data protection principles state that the personal data must be: processed fairly and lawfully; collected for specified and legitimate purposes; adequate, relevant and not excessive in relation to the purposes for which they are collected; accurate and up-to-date; and kept for no longer than is necessary for the purpose for which they were collected. The Data Protection Directive also requires companies to implement appropriate security measures to protect any personal data that they process from unlawful loss or destruction or unauthorised access. In addition, when collecting personal data, the Data Protection Directive requires companies to give certain information to the individuals in question. This information includes details of the identity of the company, the purposes for which the data are being collected, the identity of any third parties to whom the data may be disclosed, and a brief explanation of the individual's statutory rights in relation to the processing of his or her personal data.

Processing and sharing of personal data

Pursuant to the Data Protection Directive, personal data may only be processed, including shared with other entities, if one of a number of conditions has been satisfied, including that the individual in question has unambiguously given his consent to such processing and/or sharing. In relation to Experian's activities with respect to personal data such as consumer credit information, the extent to which Experian will be able to process and/or share such information will therefore depend upon the activities that the individuals have consented to in their agreements with Experian clients.

Rights of the individuals

Under the Data Protection Directive, individuals are granted a number of rights in respect of the processing of their personal data. These rights include a right of access to personal data being held by a company, as well as the right to object to the processing of personal data.

Transfer of personal data to third countries

The Data Protection Directive, together with guidance from the European Commission, restricts the ability of companies to send personal data outside of the EEA unless either: (i) the country to which such personal data are being sent has "adequate" data protection measures in place; or (ii) one of a number of specified conditions has been met. A small number of countries outside the EEA have so far been declared by the European Commission to provide an adequate degree of protection, but these do not include the majority of countries outside of the EEA, including the United States, in which Experian operates. However, the Data Protection Directive does also provide

for the use of standard contractual clauses entered into between companies transferring and receiving personal data which ensure adequate protection of such personal data. To date, three sets of contractual clauses have been approved by the European Commission.

Use of personal data for direct marketing

The Data Protection Directive specifically grants individuals the right to object to the processing of their personal data for direct marketing purposes. However, the Data Protection Directive does not further regulate the use of personal data for direct marketing purposes.

The directive of the European Union concerning the processing of personal data and the protection of privacy in the electronic communications sector (the "**Privacy and Electronic Communications Directive**") specifically governs the issue of direct marketing by electronic means. The Privacy and Electronic Communications Directive was adopted by the European Union on 12 July 2002. It restricts the use of automated calling machines, fax machines and email for direct marketing purposes. In particular, companies may not send unsolicited electronic communications to individuals for the purposes of direct marketing unless the recipient has given his or her prior consent. However, a limited exception applies in relation to the direct marketing of similar products and services to a company's existing customers, provided that the customer is, on each occasion, given the opportunity to refuse the use of his or her contact details for such purposes in the future.

Data Protection in the UK

The Data Protection Directive was implemented into law in the UK by the Data Protection Act 1998 (the "**DPA**"), which came into force on 1 March 2000. The DPA requires all UK data controller companies to be registered with the Office of the Information Commissioner. Experian Business Strategies Limited, Experian Goad Limited, Experian Intact Limited, Experian International Limited, Experian Limited, Experian Northern Ireland Limited, Catalist Limited, ClarityBlue Limited, FN Services Limited, FootFall Limited, The Future Foundation, Intermediary Systems Limited, MCL Software Limited, Motorfile Limited, QAS Limited, Vehicle Mileage Check Limited, Scorex Sam and Scorex (UK) Limited are currently registered under the DPA in the UK. Data protection compliance in the UK is enforced by the Information Commissioner.

Use of personal data for direct marketing

The Privacy and Electronic Communications Directive was implemented into law in the UK by the Privacy and Electronic Communications (EC Directive) Regulations 2003 (the "**PEC Regs**"), which came into force on 11 December 2003. The PEC Regs contain the same restrictions in relation to direct marketing by electronic means as are contained in the Privacy and Electronic Communications Directive. As a result, the PEC Regs restrict the way in which Experian is able to market its products and services to individuals contained in its databases.

Credit Reference agencies and the DPA

The DPA contains a specific provision applicable to the credit reference agency operations of companies such as Experian. This provision provides that a subject access request made by an individual to a credit reference agency will be deemed to be a request only for personal data relevant to his or her financial standing, i.e. a copy of his or her credit report, unless otherwise stated.

Credit Reference agencies and the Third Party Data Working Party

In March 2001, the Third Party Data Working Party produced a Third Party Data Business Requirements Specification (the "**BRS**") in conjunction with the Office of the Information Commissioner in the UK. The Third Party Data Working Party is comprised of trade associations representing the credit industry, together with the credit reference agencies.

One of the objectives of the BRS was to address the previous assumption of a financial connection between individuals on the basis of a shared surname and current or previous address. The BRS stipulated that, going forward, credit data may only be returned if it belongs to the applicant or their "financial associates" and such financial association could no longer be assumed between people of the same surname at an address. This meant that there could no longer be automatic links with siblings or parents. It also meant that, unless association data was actively collected, it may not be available for spouses or partners of an individual. The BRS also created the opportunity for individuals to be assessed independently. This means that the individual is now able to opt out of allowing a credit reference agency to use financially associated third party data. Although, an individual may only opt out if he or she declares that they believe that there is no data for financially associated third parties which would have an adverse effect on any relevant credit decision.

The provisions of the BRS required credit reference agencies to make a substantial number of changes to their systems in order to make them compliant.

Sanctions for Data Protection breach

Breach of the DPA or the PEC Regs by a company may result in civil liability or criminal sanctions, which include unlimited fines (including for individual directors) but not jail terms. A breach of one of the data protection principles of the DPA is not of itself a criminal offence, but may result in the issuance of an Enforcement Notice by the Information Commissioner. Any such Enforcement Notice may require the company to take specific steps in

relation to its data protection compliance strategy, or to stop processing personal data altogether. Breach of an Enforcement Notice may then be a criminal offence.

Data Protection in Jersey

The Data Protection (Jersey) Law 2005 (the "**DP Jersey Law**") came into force on 1 December 2005. The DP Jersey Law seeks to bring Jersey legislation in line with the Data Protection Directive in this area. As a result, the DP Jersey Law is almost identical in all material respects to the Data Protection Directive and the DPA as described above.

Credit Reference Agencies

The Data Protection Commissioner in Jersey has issued guidance relevant to credit reference agencies.

In addition, the Data Protection (Credit Reference Agency) (Jersey) Regulations 2005 set out the prescribed form of a statement of the individual's rights which must be given to individuals who make a data subject access request of a credit reference agency.

Part XI: Experian Operating and Financial Review

The following discussion should be read in conjunction with Experian's Selected Combined Financial Information and Experian's Combined Financial Information set out in Part XIII: "Experian Historical Financial Information". Experian's audited Combined Financial Information for the year ended 31 March 2006 has been prepared on the basis of IFRS. Experian's audited Combined Financial Information as of and for the year ended 31 March 2005 has been prepared on the basis of IFRS and UK GAAP. Experian's audited Combined Financial Information as of and for the year ended 31 March 2004 has been prepared on the basis of UK GAAP. A reconciliation of the differences between IFRS and UK GAAP as applied to Experian's operating profit, profit before tax and profit for the financial year is set out in note 32 to Experian's audited Combined Financial Information under IFRS as of and for the year ended 31 March 2005. A description of certain differences between UK GAAP and US GAAP and IFRS and US GAAP is summarised in Part XVII: "Summary of Certain Differences between UK GAAP and US GAAP and between IFRS and US GAAP". Comparisons between the years ended 31 March 2006 and 2005 are based on financial information prepared in accordance with IFRS. Comparisons between the years ended 31 March 2005 and 2004 are based on financial information prepared in accordance with UK GAAP.

This Part XI: "Experian Operating and Financial Review" contains unaudited operating information in relation to Experian's business, which is derived from management accounts for the relevant accounting periods presented and internal financial reporting systems supporting the preparation of financial statements.

This Part XI "Experian Operating and Financial Review" contains forward-looking statements that involve risks and uncertainties. Experian's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set out under Part II: "Risk Factors" and elsewhere in this document.

Overview

Experian is a global leader in providing information solutions to business clients and consumers. At the core of the Experian business are its comprehensive databases of credit and marketing information on consumers and businesses. Building on its foundation of data, Experian uses proprietary analytical tools to analyse and interpret the data and to help business clients to turn raw data into critical decisions in a timely and consistent manner. Experian's tools also help consumers make more informed financial and purchasing decisions more quickly. Experian's total revenue in the year ended 31 March 2006 was US$3,084 million, a US$567 million increase from the US$2,517 million achieved in the year ended 31 March 2005. Experian's total EBIT in the year ended 31 March 2006 was US$727 million, a US$160 million increase from the US$567 million achieved in the year ended 31 March 2005.

Geographic markets

Experian is managed on a geographic basis and the three key geographic segments are:

The Americas: For the year ended 31 March 2006, Experian's business in the Americas contributed US$1,804 million in revenue, representing 58% of Experian's total revenue, and US$479 million in EBIT (US$410 million from direct business and US$69 million from FARES), representing 66% of Experian's total EBIT. The Americas' direct business costs in arriving at EBIT were US$1,394 million in the year ended 31 March 2006. As a percentage of revenue, these costs were made up of labour (35%), customer acquisition and marketing costs (19%), data costs (6%), information technology costs (6%) and other costs, including facilities (11%). For the year ended 31 March 2006, Experian in the Americas employed an average of approximately 4,900 people.

UK and Ireland: For the year ended 31 March 2006, the UK and Ireland business contributed US$758 million in revenue representing 25% of Experian's total revenue, and US$215 million in EBIT representing 29% of Experian's total EBIT. Experian UK and Ireland's costs in arriving at EBIT were US$543 million in the year ended 31 March 2006. As a percentage of revenue, these costs were made up of labour (49%), customer acquisition and marketing costs (2%), data costs (4%), information technology costs (9%) and other costs, including facilities (8%). For the year ended 31 March 2006, Experian in the UK and Ireland employed an average of approximately 3,600 people.

EMEA/Asia-Pacific: For the year ended 31 March 2006, the EMEA/Asia-Pacific business contributed US$522 million in revenue representing 17% of Experian's total revenue, and US$64 million in EBIT representing 9% of Experian's total EBIT. Experian EMEA/Asia Pacific's costs in arriving at EBIT were US$458 million in the year ended 31 March 2006. As a percentage of revenue, these costs were made up of labour (58%), customer acquisition and marketing costs (1%), data costs (4%), information technology costs (9%) and other costs, including facilities (16%). For the year ended 31 March 2006, Experian in EMEA/Asia-Pacific employed an average of approximately 3,400 people.

Principal activities

Although its operations are managed on a geographic basis, Experian has four principal activities:

Credit Services: Credit Services acquires, processes and manages large and comprehensive databases containing the credit application and repayment histories of consumers and businesses. Proprietary technology is then used to

organise and maintain this data. Experian uses proprietary search and match systems and application software to deliver a wide variety of credit reports and reporting services on both consumers and businesses to its clients. This helps Experian's clients to lend profitably to their customers, maximise revenue and minimise risk. Credit Services also operates transaction processing services, mainly in France, which help banks and other clients with their back office functions. Credit Services also includes Experian's real estate information joint venture called FARES and its automotive and insurance databases. Credit Services' revenue generation is primarily transaction related and is derived from sales pursuant to medium term pricing contracts and transaction fees. Credit Services' costs are principally labour, data acquisition and technology infrastructure. In the year ended 31 March 2006, Credit Services generated revenue of US$1,504 million, representing 49% of Experian's total revenue and 66% of total EBIT.

Decision Analytics: Decision Analytics unlocks the value of the Credit Services data and helps clients by applying analytical tools and software to convert data from Experian and from other sources, such as the clients' own customer account information, into business decisions. This assists clients in improving the consistency and quality of business decisions in areas such as credit risk, fraud prevention, customer service, account processing and account management. Decision Analytics generates revenue primarily from implementation, licensing and maintenance fees. Decision Analytics' costs are principally labour and technology infrastructure. In the year ended 31 March 2006, Decision Analytics generated revenue of US$325 million, representing 11% of Experian's total revenue and 14% of total EBIT.

Marketing Solutions: Marketing Solutions helps clients to acquire new customers and to manage their relationships with existing customers. It acquires, processes and manages large and comprehensive databases containing geographic, demographic and lifestyle information on consumers. By appending hundreds of characteristics (for example length and type of residence, number of people in the household, estimated income and consumer interests such as leisure, sports and shopping preferences) to the data held in the databases, Marketing Solutions provides clients with information and tools designed to assist them in matching the relevant offer or product to the right customer, using the most appropriate communication channels. Marketing Solutions' revenue is typically transaction or campaign related and is derived principally from sales under fixed price contracts and transaction fees. Marketing Solutions' costs are principally labour, data acquisition and technology infrastructure. In the year ended 31 March 2006, Marketing Solutions generated revenue of US$627 million, representing 20% of Experian's total revenue and 8% of total EBIT.

Interactive: Interactive is Experian's Internet marketing business. It has two types of activity: direct-to-consumer and lead generation for businesses. Through Experian Consumer Direct, Experian provides credit information directly to consumers in the US and UK. It enables consumers to purchase credit reports and monitoring services, helping them to understand, manage and protect their own personal and financial information. The lead generation businesses connect consumers with businesses on the Internet. Experian provides free services to consumers enabling them to make more informed purchase decisions in areas such as financial services, shopping and education. In turn, Experian sells the leads to business clients such as mortgage companies, retailers and online education providers. Revenue for Interactive is generated by customer subscriptions, transaction fees and from lead-based commissions. Interactive's costs are principally labour, customer acquisition costs and technology infrastructure. In the year ended 31 March 2006, Interactive generated revenue of US$628 million, representing 20% of Experian's total revenue and 17% of total EBIT.

Experian considers as one of its strengths its ability to sell across multiple industries and geographies. In the year ended 31 March 2006, Experian's sales were diversified by sector, with financial services remaining a core market, generating 55% of revenue globally.

For further discussion of Experian's principal activities, see Part X: "Experian Business Overview" of this document.

Principal factors affecting Experian's results of operations

Demerger

On 28 March 2006, the Directors of GUS announced the proposed separation of GUS' two remaining businesses, ARG and Experian, by means of a demerger, with both businesses expected to become independently listed on the London Stock Exchange. The GUS Directors believe that Experian, as an independent company, should have net debt of approximately £1 billion after the proposed equity issue. Further details are set out in notes (5) and (7) of the Continuing Group Pro Forma Financial Information in Part XVI: "Pro Forma Financial Information" of this document. In addition, some costs previously considered as GUS central expenses will now be borne by Experian together with additional central costs, such as overhead costs, to support its standalone status. The allocation of certain costs and expenses, for example central overhead and incentive equity plans, made prior to the Demerger may not reflect the actual costs that will be incurred by Experian operating on an independent basis. Further details of the allocation of central costs are set out in note 1 to Experian's audited Combined Financial Information for the years ended 31 March 2005 and 31 March 2006. Following the Demerger, Experian will report in US Dollars, which will be its presentational functional currency.

Experian cost trends

Consistent with the stated growth strategy of: (i) building on the core businesses; (ii) developing and selling new innovative products; and (iii) growing through targeted acquisitions, Experian's cost structure has evolved over the three year period under review and reflects the impact that implementing the stated strategy has had on the business. While Experian's total revenue has increased significantly over the period, its aggregate costs have increased at a slower rate and, as a result, its direct business EBIT margin has increased from 17.7% (including discontinuing activities) for the year ended 31 March 2004 to 21.3% during the year ended 31 March 2006. As a

percentage of revenue, Experian's aggregate costs for the year ended 31 March 2006 were made up of labour (43%), advertising and customer acquisition costs (12%), data costs (5%), information technology (7%) and other costs, including facilities and central activities (12%) (with the remaining 21% of revenue representing EBIT).

As discussed in greater detail below, the principal driver of both revenue and operating costs over the three year period has been the level of acquisition and divestment which has occurred. In fact, over the three year period, Experian has made 62 acquisitions and 10 divestments, the combination of which have contributed to changes in the size and mix of its cost base.

In particular, while labour costs are still Experian's single largest cost component, advertising and customer acquisition costs have increased as a percentage of revenue (from 5% in the year ended 31 March 2004 to 12% in the year ended 31 March 2006), reflecting growth in the Interactive business.

Labour costs principally reflect salaries and payroll taxes and, to a lesser degree, bonuses and commissions. As suggested above, the increase in labour costs over the period has been primarily driven by acquisitions, although partially offset by divestments, and to a lesser degree by increased bonus and commission payments reflecting Experian's revenue growth. As a percentage of revenue, labour costs amounted to 58% of EMEA/Asia-Pacific's costs for the year ended 31 March 2006, a higher percentage than the Americas and UK and Ireland, largely due to the high contribution of transaction processing, a labour intensive business. The growth of Interactive has diluted the impact of labour costs on Experian's overall cost mix (down from 48% of revenue in the year ended 31 March 2004 to 43% in the year ended 31 March 2006) since this business has lower labour costs (as a percentage of revenue) than other parts of Experian's operations and its level of revenue contribution has increased from 8% of total revenue in the year ended 31 March 2004 to 20% in the year ended 31 March 2006.

The increase (both absolute and as a proportion of total revenues) in advertising and customer acquisition costs principally reflects the additional investment, both organic and through acquisitions, in the Interactive business to drive revenue growth by increasing consumer traffic to Experian's websites. Experian has been able to counter a general inflationary market trend in online advertising costs through economies of scale and increasing efficiency in its use of online advertising.

The divestments made over the period, while having a beneficial impact on Experian's overall cost base, have principally been driven by Experian's decision to exit either strategically or financially unattractive businesses. The principal ongoing impact of such divestments or discontinuations has been the removal of the labour costs associated with the relevant discontinuing activities. However, Experian does incur incremental costs directly attributable to the divestment or discontinuation, such as the costs associated with terminations or redundancy programmes.

In addition to its acquisition and divestment activity, as discussed further below, Experian's growth has been supported by a substantial investment programme. In particular, in 2004 and 2005, Experian made a number of significant infrastructure investments, principally in the UK and Ireland and The Americas. More recently, Experian has expanded its business with new products and into new geographies, including Eastern Europe and Asia-Pacific, and has sought to solidify its leading position in other existing markets, such as the UK. Each of these efforts requires that Experian make significant investment in technology and infrastructure, as well as in facilities and personnel to drive revenue growth. Experian expects that its investment programme will continue to have a significant impact on its cost structure going forward.

In addition to the factors that contribute to Experian's cost base noted above, it expects that its costs will continue to reflect the level of sales, delivery and business support required to deliver its organic revenue growth, each of which it expects to increase in absolute terms over time. Furthermore, given the pre-eminence that labour costs have in its overall cost structure, a certain degree of inflation related increases will continue to be reflected in Experian's cost base going forward.

Finally, as discussed in greater detail below, Experian's reported costs will also continue to be affected by foreign exchange movements and have been affected by its transition from UK GAAP to IFRS.

Acquisitions and divestments

In the three year period under review, Experian's organic growth strategy has been complemented by acquisitions that have been an important driver of Experian's growth. Over the three year period ended 31 March 2006, Experian completed 62 acquisitions, including 24 affiliates, at a total cost, including maximum potential earn-outs, of over US$2 billion. Experian's acquisition process is well defined and includes investment appraisal, pre-acquisition due diligence, approvals, post-acquisition integration (where appropriate) and post-investment review. Acquisitions must be strategically aligned with Experian, bringing complementary new data or technology, taking Experian into new sectors or geographic regions, or providing an avenue into new growth markets. They must also be capable of delivering a post-tax return on investment of at least 10% over time. Many of the acquisitions made to date by Experian have been small. However, these acquisitions have often enabled Experian to capitalise on market opportunities more quickly and effectively than it could have done organically, thus are often seen by Experian management as an alternative to the capital expenditure needed for organic product development. Acquisitions have often also acted as a catalyst to organic growth in Experian's existing businesses. Finally, Experian has accelerated growth in newly acquired businesses that they may not have been able to achieve as standalone entities, by giving them access to Experian's already broad matrix of clients, data, products and geographic regions.

In the US, Experian embarked on a significant acquisition programme in the year ended 31 March 2003 to acquire 38 affiliate credit bureaux. These acquisitions have provided Experian with direct control of these regional markets and ensure that clients in the affiliates' respective territories have direct access to the full range of Experian

products. As at 31 March 2006, Experian had acquired 35 of the 38 affiliate credit bureaux under this programme at a cumulative cost of approximately US$350 million. The acquisition of affiliate credit bureaux has produced higher revenue, due to a switch from wholesale to retail sales, and cost savings in The Americas as, for example, the cost of purchasing data from these affiliates has been eliminated.

In the year ended 31 March 2006, Experian completed 13 acquisitions and three affiliate credit bureaux purchases for a combined investment, including maximum potential earnouts, of approximately US$1.6 billion. Material acquisitions included:

LowerMyBills.com	An online mortgage lead generator in the US providing consumers with comparative financial information on products such as mortgages and loans. Acquired in May 2005 in the US for US$330 million plus transaction fees and up to a US$50 million earnout.
PriceGrabber.com	A provider of online comparison shopping services in the US, recently extended into the UK. Acquired in December 2005 in the US for US$485 million plus transaction fees.
ClarityBlue	A database marketing solutions business that designs, builds and manages marketing database solutions for large organisations with millions of customers allowing them to undertake multiple transactions on a daily basis through different channels. Acquired in January 2006 in the UK for US$152 million plus up to US$9 million earnout and a performance related management bonus.

Additionally, amongst the 13 acquisitions completed in the year were ClassesUSA, an online higher education portal which was acquired in July 2005 in the US, Baker Hill, which provides software products to banks for processing commercial loans acquired in August 2005 in the US, and FootFall, a provider of customer counting technology and retail information integration services, which was acquired in December 2005 in the UK.

In the year ended 31 March 2005, Experian completed 16 acquisitions and 11 affiliate credit bureaux purchases for a combined investment of approximately US$350 million. The largest acquisition was QAS, a provider of global rapid addressing solutions and address management software systems, which helps capture, clean and enhance address data quickly and accurately for over 9,600 organisations worldwide. It was acquired in October 2004 in the UK for US$167 million net of cash acquired with the business. Additionally, amongst the 16 acquisitions completed in the year was Simmons Research, a provider of syndicated research information on what US consumers buy, where they shop, their attitudes and lifestyles and the media channels they use, which was acquired in October 2004 in the US.

In the year ended 31 March 2004, Experian completed nine acquisitions and 10 affiliate credit bureaux purchases for a combined investment of approximately US$300 million. Amongst these acquisitions were CheetahMail, a provider of email delivery technology to help clients use multiple delivery channels to communicate with customers and drive sales, which was acquired in March 2004 in the US, and part of DMS Atos, a provider of cheque processing services and business process outsourcing services, which was acquired in September 2003 in France.

Experian continually reviews the performance of all the businesses within its portfolio, sometimes withdrawing from low growth or low return markets. In the three year period ended 31 March 2006, 10 of Experian's businesses were sold, closed or identified for closure. The sales and related profits of these are presented as discontinuing activities.

Since 31 March 2006, Experian has announced its withdrawal from two markets which have become increasingly unattractive; incentive marketing websites in the US, through MetaReward, (which generated revenues of US$70 million and EBIT of US$5 million in the year ended 31 March 2006) and large scale account processing in the UK (which generated revenue of US$79 million and EBIT of US$36 million in the year ended 31 March 2006). The costs of closure for MetaReward and large scale account processing in the UK, all of which are cash, are estimated to be approximately US$5 million and US$27 million, respectively. Both of these businesses have been classified as discontinuing activities from 1 April 2006, but are included within continuing activities in the three years ended 31 March 2006.

In the year ended 31 March 2006, the mortgage business of the Florida affiliate bureau acquired during the year was sold to FARES.

In the year ended 31 March 2005, two small US businesses (NuEdge and Real Estate Solutions) were sold, as were two small outsourcing activities (UK print and mail and French call centres).

In the year ended 31 March 2004, Experian disposed of its print and mail operations in the US, Italian call centres, cheque printing in France and business process outsourcing in the Netherlands. In addition, UK contact centres were identified for closure.

Global economic demand

Experian's operations and demand for its products and services are affected by several key economic drivers, including global growth in consumer credit, Internet usage and multi-channel marketing. Experian's businesses are also influenced by the rate of growth in the economies in which it operates.

The credit industry is affected by general economic cycles and movements in interest rates. However, there is an element of counter cyclicality in the services offered by Experian. For example, rising interest rates may reduce the amount of new credit being granted, particularly in the mortgage market. Conversely, rising interest rates encourage financial services clients to monitor existing clients more closely in order to identify potential

delinquency and to spend more effort on client retention. High levels of competition for new clients between financial services companies also increases the demand for consumer credit services, both through increased promotion by card issuers seeking new credit customers and churn in customer relationships, regardless of the overall level of borrowing of the consumer.

Investment activity

Experian has a continuous investment programme to drive future revenue growth and to ensure that the necessary technology and information security structure is in place to support that growth.

During the three year period ended 31 March 2006, Experian has seen a significant contribution to revenue growth from new products. Significant products launched in the period include: triggers (automatic alerts to changes in US consumers' behaviour); Triple Advantage in Experian Consumer Direct (a daily notification system of any changes in consumers' reports from all three US credit bureaux); Hunter II (the anti-fraud system); the new National Business Database in the US (a comprehensive target marketing database in the business-to-business marketplace); a new global version of MOSAIC (Experian's market leading consumer classification system); and an extension to its suite of Strategy Management solutions with the development of Strategy Optimisation (enables organisations to solve complex risk and marketing problems to identify the best action or decision to take for each individual customer).

Experian also continues to invest in establishing a stronger presence in new geographic markets, where emerging consumer and business credit markets drive demand for its products and services. For example, in the last three years, Experian has invested in Eastern Europe, by moving towards launching the full range of Scorex Decision Analytics products and establishing credit bureaux in Russia, Bulgaria and Romania. In Asia-Pacific, Experian is investing in enhancing its locally based infrastructure and as at 31 March 2006 employed nearly 200 people in the region. Experian expects that this will enable it to serve both local and multi-national clients looking to expand into this fast-growing region.

Experian's growth has been supported by substantial investments in its infrastructure, including a new UK data centre and new office premises in the UK, together with new technology platforms in the US for business-to-business and credit card marketing and significant upgrades to its information security. While investment and maintenance of infrastructure supports growth, a failure to invest adequately in infrastructure could reduce growth and adversely affect Experian's financial condition and results of operations. Experian expects its investment programme to show incremental growth in line with the underlying growth of its business, however, such amounts may vary across reporting periods as Experian pursues strategic opportunities identified by its management or that are otherwise presented.

For further information on Experian's capital expenditures, please see "Capital Expenditure" in this Part XI and in Part X: "Experian Business Overview" of this document.

Exchange rates

Due to the international nature of its business, Experian is exposed to two types of foreign exchange risk, translation risk and transaction risk. Approximately 65% of Experian's EBIT is generated in US Dollars, its reporting currency, while the remaining 35% is generated in other currencies (mainly pounds sterling and Euros).

Translation risk: Movements in the exchange rates of other currencies relative to the US Dollar may cause fluctuations in reported financial information that are not necessarily related to Experian's underlying operations. As a result, comparability of Experian's performance between financial periods may also be significantly affected; therefore, Experian reports revenue and EBIT growth rates at constant exchange rates.

During the periods under review, Experian's results of operations have been impacted by the movement of its reporting currency, the US Dollar, primarily against the pound sterling and the Euro. During the year ended 31 March 2006, overall, the value of the US Dollar strengthened relative to the other transactional currencies of Experian's businesses and, as a result, its reported revenue was US$43 million less than it would have been had exchange rates remained constant and its reported EBIT was US$8 million less than it would have been had exchange rates remained constant. During the year ended 31 March 2005, overall, the value of the US Dollar weakened relative to the other transactional currencies of Experian's businesses and, as a result, its reported revenue was US$97 million more than it would have been had exchange rates remained constant and its reported EBIT was US$17 million more than it would have been had exchange rates remained constant. Experian expects that its results of operations will continue to be affected by currency movements against the US Dollar.

In addition, Experian has investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of Experian's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies and the use of forward foreign exchange contracts. For further discussion on Experian's policies for hedging risk, please see note 2 to Experian's Historical Financial Information.

Transaction risk: Experian does not regard transaction risk as material because it largely transacts in the same currency for revenues and expenses.

Tax

Experian benefits from a lower tax rate than the effective tax rates for the countries in which it operates. Experian structures the financing of its foreign investments in a tax-efficient manner and will seek to continue to do so. Subject to any changes in legislation, it is expected that Experian's effective tax rate based on Benchmark PBT will

be in the low twenties. In addition Experian expects, subject to any changes in legislation, to receive cash flow benefits over a period of several years with a net present value of over US$250 million from the utilisation of deferred tax assets. For further discussion see "Tax provisions made by GUS may turn out to be insufficient" in Part II: "Risk Factors" of this document.

FACT Act

In the year ended 31 March 2005, Experian introduced a revised charging structure on US credit reporting services to recover costs associated with implementing provisions of the federal Fair and Accurate Credit Transactions Act ("**FACT Act**"). The FACT Act requires that, upon request, US consumers be provided with one free credit report annually.

To recover FACT Act compliance costs, Experian applies an 8% cost recovery charge to the total online credit services revenue for each Experian business client subject to a minimum of US$0.08 per transaction. This cost recovery was initiated on 1 October 2004 and for the first three months, to 31 December 2004, only 50% of the surcharge rates were applied. The full cost recovery programme became effective on 1 January 2005.

Basis of preparation of combined financial information and explanation of line items

Combined financial information

Experian's combined financial information presents the financial record as of and for the years ended 31 March 2005 and 31 March 2006 on the basis of IFRS and the financial record as of and for the years ended 31 March 2004 and 31 March 2005 on the basis of UK GAAP.

The combined financial information comprises the financial record of those businesses that will be held by Experian at the date of Admission. The combined financial information therefore comprises an aggregation of amounts included in the financial statements of Experian entities, GUS and certain other GUS entities. The principal entities included within the financial record are shown in note 36 to the combined financial information set out in Part XIII: "Experian Historical Financial Information" of this document. It excludes those businesses which have been sold and have been or will be demerged by GUS (principally ARG, Burberry, Lewis Group and interest in BL Universal PLC) prior to Admission.

The combined financial information set out in Part XIII: "Experian Historical Financial Information" may not be representative of future results. For example, the historical capital structure will not represent the future capital structure. Future interest income and expense, certain operating expenses and tax charges may be significantly different from those that resulted from being wholly owned by GUS.

Accounting policies and other principles applicable to IFRS combined financial information

The principal accounting policies and other principles applied in the preparation of the combined financial information under IFRS are set out in note 2 to the combined financial information for the two years ended 31 March 2006. These policies have been consistently applied to both years presented.

The combined financial information has been prepared on the basis of IFRS adopted for use in the European Union. These standards include subsequent amendments and related interpretations issued and adopted by the International Accounting Standards Board ("**IASB**") that have been endorsed by the European Commission. They also comply with those parts of the Companies Act 1985 applicable to companies reporting on the basis of IFRS.

The key impact of applying IFRS on combined financial information for the year ended 31 March 2005 as previously reported under UK GAAP is set out in note 33 to the combined financial information prepared on the basis of IFRS set out in Part XIII: "Experian Historical Financial Information" of this document.

Accounting policies and other principles applicable to UK GAAP combined financial information

The principal accounting policies and other principles applied in the preparation of the combined financial information under UK GAAP are shown in note 1 to the combined financial information for the two years ended 31 March 2005 set out in Part XIII: "Experian Historical Information" of this document. These policies have been consistently applied to both years presented.

Explanation of line items

Revenue

Revenue comprises goods and services sold to external customers, including the provision and processing of data, subscriptions to services, consumer leads, software and database customisation and development and the sale of software licences, maintenance and related consulting services, net of value added tax.

Cost of sales

Cost of sales include direct labour costs, customer acquisition costs, information technology costs, costs of purchasing data, costs of operating databases and third party royalties.

Net operating expenses

Net operating expenses (before amortisation of goodwill) include sales and administrative labour costs, marketing costs, facilities expenses and other administrative costs.

Net interest income

Net interest income is the net interest received in relation to bank deposits and other balances, interest in relation to balances with other Group companies less the interest expense in relation to Eurobonds and finance leases.

Use of Non-GAAP financial information

Experian has identified certain measures that it believes will assist understanding of the performance of the business. This approach is largely comparable with that previously used by GUS, but as the measures are not defined under IFRS they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management have included them as these are considered to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by Experian:

Benchmark Profit Before Tax ("Benchmark PBT")

Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, charges in respect of the Demerger related equity incentive plans, exceptional items, financing fair value remeasurements and taxation. It includes Experian's share of associates' pre-tax profits.

Earnings Before Interest and Tax ("EBIT")

EBIT is defined as profit before amortisation of acquisition intangibles (or amortisation of goodwill under UK GAAP), goodwill impairments, charges in respect of the Demerger related equity incentive plans, exceptional items, net financing costs, financing fair value remeasurements and taxation, and includes Experian's share of pre-tax profits of associates.

Exceptional items

The separate reporting of non-recurring exceptional items gives an indication of Experian's underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs have been charged against EBIT in the segments in which they are incurred.

Discontinuing activities

Experian defines discontinuing activities as businesses sold, closed or identified for closure during a financial year are treated as discontinuing activities for both revenue and EBIT purposes. Prior periods, where shown, are restated to exclude the results of discontinuing activities. This financial measure differs from the definition of discontinued operations set out in IFRS 5 (Non-current assets held for sale and discontinued operations) and FRS 3 (Reporting Financial Performance). Under IFRS 5, a discontinued operation is: (i) a separate major line of business or geographical area of operations; (ii) part of a single plan to dispose of a major line of business or geographical area of operations; or (iii) a subsidiary acquired exclusively with a view to resale. FRS 3 requires the discontinued operation to have a material effect on the nature and focus of the reporting entity's operations.

Continuing activities

Businesses trading at 31 March 2006 that have not been disclosed as discontinuing activities are treated as continuing activities.

Organic growth

This is the year-on-year change in continuing activities revenue, at constant exchange rates, excluding acquisitions (other than affiliate credit bureaux) until the first anniversary date of consolidation. Organic growth figures have not been audited.

Direct business

Direct business refers to Experian's business exclusive of financial results of FARES.

Results of operations

Comparison of the year ended 31 March 2005 to the year ended 31 March 2006

IFRS combined income statement

The following financial information has been prepared in accordance with IFRS.

	Year ended 31 March	
	2005	2006
	(US$ million)	
IFRS		
Revenue	**2,517**	**3,084**
Cost of sales	(1,252)	(1,527)
Gross profit	**1,265**	**1,557**
Net operating expenses	(811)	(971)
Operating profit	**454**	**586**
Interest income	239	220
Interest expense	(221)	(232)
Financing fair value re-measurements	—	(2)
Net financing income/(costs)	18	(14)
Share of post-tax profits of associates	76	66
Profit before tax	**548**	**638**
Tax expense		
-UK	(103)	(96)
-Non-UK	(20)	(22)
	(123)	(118)
Profit after tax and for the financial year	**425**	**520**
Non-GAAP measures		
Reconciliation of profit before tax to Benchmark PBT		
Profit before tax	**548**	**638**
exclude: amortisation of acquisition intangibles	22	66
exclude: exceptional items	13	7
exclude: financing fair value remeasurement	—	2
exclude: tax expense on share of profits of associates	2	2
Benchmark PBT	**585**	**715**
Exclude: Net interest (income)/costs	(18)	12
EBIT	**567**	**727**

Revenue and EBIT by geography

	Year ended 31 March					
	2005			2006		
	Continuing Activities	Discontinuing Activities	Total	Continuing Activities	Discontinuing Activities	Total
			(US$ million)			
IFRS						
Revenue						
The Americas	1,319	22	1,341	1,801	3	1,804
UK & Ireland	659	30	689	756	2	758
EMEA/Asia-Pacific	483	4	487	522	—	522
Total revenue	**2,461**	**56**	**2,517**	**3,079**	**5**	**3,084**
EBIT						
The Americas Direct Business	281	—	281	409	1	410
FARES	75	—	75	69	—	69
The Americas	356	—	356	478	1	479
UK & Ireland	180	2	182	215	—	215
EMEA/Asia-Pacific	59	—	59	64	—	64
Central activities	(30)	—	(30)	(31)	—	(31)
Total EBIT	**565**	**2**	**567**	**726**	**1**	**727**
Net interest income/(expense)			18			(12)
Benchmark PBT			**585**			**715**
Amortisation of acquisition intangibles			(22)			(66)
Exceptional items			(13)			(7)
Financing fair value remeasurement			—			(2)
Tax expense on share of profit of associates			(2)			(2)
Profit before tax			**548**			**638**

Revenue

Overview

Experian's total revenue increased by US$567 million to US$3,084 million in the year ended 31 March 2006 from US$2,517 million in the year ended 31 March 2005.

Experian's revenue from continuing activities increased from US$2,461 million in the year ended 31 March 2005 to US$3,079 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue from continuing activities over the period represented a 27% increase, of which 20 percentage points were attributable to The Americas, five percentage points were attributable to Experian UK and Ireland and two percentage points were attributable to Experian EMEA/Asia-Pacific. Acquisitions accounted for 17 percentage points of Experian's total revenue growth, with 10 percentage points accounted for by organic growth.

Discontinued activities accounted for US$5 million in the year ended 31 March 2006 and US$56 million of revenue in the year ended 31 March 2005.

Overall, the value of the US Dollar strengthened during the year relative to the other transactional currencies of Experian's businesses. As a result, Experian's reported revenue was US$43 million less than it would have been had exchange rates remained constant.

The Americas

The Americas' revenue increased by US$463 million to US$1,804 million in the year ended 31 March 2006, from US$1,341 million in the year ended 31 March 2005.

The Americas' revenue from continuing activities increased by 37% to US$1,801 million in the year ended 31 March 2006, from US$1,319 million in the year ended 31 March 2005. Acquisitions accounted for 24 percentage points of this growth, while 13 percentage points were accounted for by organic growth.

Revenue from Credit Services comprised 43% of The Americas' revenue from continuing activities in the year ended 31 March 2006. The Americas' revenue from Credit Services' continuing activities increased by 16%, 13 percentage points of which were due to organic growth, to US$766 million in the year ended 31 March 2006 from US$662 million in the year ended 31 March 2005. Organic growth reflected increased volumes in core credit operations principally driven by the US consumer credit market. Experian also experienced growth in pre-screen revenue, due to very high levels of credit card solicitations, and from increased demand for value-added products such as triggers (automatic alerts to changes in consumers' credit behaviour). The FACT Act recovery charge, which was introduced on 1 January 2005, accounted for three percentage points of Credit Services' organic sales growth

in the year ended 31 March 2006. There was solid organic growth in business information. The remaining three percentage points of growth in Credit Services were due to acquisitions, attributable to the August 2005 acquisition of Baker Hill.

Revenue from Decision Analytics comprised 3% of the Americas' revenue from continuing activities in the year ended 31 March 2006. The Americas' revenue from Decision Analytics increased by 17%, of which 14 percentage points were due to organic growth, to US$63 million in the year ended 31 March 2006 from US$54 million in the year ended 31 March 2005. This was primarily due to new contract wins and new products underpinned by increasing client demand for next-generation solutions.

Revenue from Marketing Solutions comprised 20% of The Americas' revenue from continuing activities in the year ended 31 March 2006. The Americas' revenue from Marketing Solutions increased by 14% to US$355 million in the year ended 31 March 2006 from US$313 million in the year ended 31 March 2005. Acquisitions accounted for nine percentage points of this revenue growth, which was largely due to the full year impact of the acquisition of Simmons Research in October 2004 and the contribution from Vente, a provider of online market research services, acquired in August 2005. Marketing Solutions experienced low client mailing volumes as a result of organisations' ongoing move away from list-based, mass marketing towards a targeted multi-channel approach. However, in other areas Marketing Solutions in The Americas continued to perform well, especially in email marketing and database solutions.

Revenue from Interactive comprised 34% of The Americas' revenue from continuing activities in the year ended 31 March 2006. The Americas' revenue from Interactive increased by 112%, 90 percentage points of which was attributable to growth from acquisitions, to US$617 million in the year ended 31 March 2006 from US$291 million in the year ended 31 March 2005. Acquisition growth was primarily attributable to the additions of LowerMyBills.com and PriceGrabber.com. Interactive also experienced 22 percentage points of organic growth due to the addition of new Experian Consumer Direct subscribers, reflecting the success of products such as Triple Advantage, which increased its revenue per member, and the continuing switch from annual to monthly billing cycles. Following a period of continued weakness in the MetaReward business during the second half of the financial year ended 31 March 2006, Experian announced in April 2006 the closure of the MetaReward incentive marketing websites, which had been operating in an increasingly unattractive market for consumers and clients.

Experian UK and Ireland

Experian UK and Ireland's revenue increased by US$69 million, to US$758 million in the year ended 31 March 2006 from US$689 million in the year ended 31 March 2005.

Experian UK and Ireland's revenue from continuing activities increased from US$659 million in the year ended 31 March 2005 to US$756 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue from continuing activities over the period represented an 18% increase. Acquisitions accounted for 12 percentage points of this growth. Despite a slowdown in the growth of UK consumer lending, six percentage points of this revenue growth were organic. This reflected the breadth of its portfolio by product and vertical market.

Revenue from Credit Services comprised 43% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2006. Experian UK and Ireland's revenue from Credit Services increased from US$315 million in the year ended 31 March 2005 to US$323 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue over the period represented a 6% increase, four percentage points of which were due to growth from acquisitions. The lower growth in demand for products supporting new consumer credit applications in the UK was offset by sales growth in business-to-business sales as well as significant growth from a small base in the government and telecommunications sectors. Organic revenue growth, which comprised two percentage points of revenue growth, was adversely affected by a decline in sales from large scale account processing in the UK. Experian has announced the phased withdrawal from this business by Autumn 2009.

Revenue from Decision Analytics comprised 25% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2006. Experian UK and Ireland's revenue from Decision Analytics increased from US$176 million in the year ended 31 March 2005 to US$185 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue over the period represented a 9% increase, which was wholly due to organic growth. This was primarily due to strong sales growth of value-added products, driven by increased penetration of non-financial services sectors and strong demand for risk management and fraud products.

Revenue from Marketing Solutions comprised 31% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2006. Experian UK and Ireland's revenue from Marketing Solutions increased from US$164 million in the year ended 31 March 2005 to US$236 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue over the period represented a 49% increase, with 43 percentage points due to acquisitions, reflecting the full year impact of QAS and the acquisitions of FootFall in December 2005 and ClarityBlue in January 2006. Organic revenue growth comprised six percentage points of revenue growth. Despite a slowdown in marketing spending by financial services clients in the UK market generally, Marketing Solutions in the UK and Ireland benefited from strong sales by CheetahMail, from public sector wins in QAS and from strong growth in Business Strategies.

Revenue from Interactive comprised 1% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2006. Experian UK and Ireland's revenue from Interactive increased from US$4 million in the year ended 31 March 2005 to US$11 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue over the period represented a 175% increase, which was wholly due to organic growth. This growth was primarily attributable to an increase in the number of CreditExpert members.

Experian EMEA/Asia-Pacific

Experian EMEA/Asia-Pacific's revenue increased by US$35 million to US$522 million in the year ended 31 March 2006 from US$487 million in the year ended 31 March 2005.

Experian EMEA/Asia-Pacific's revenue from continuing activities increased from US$483 million in the year ended 31 March 2005 to US$522 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue from continuing activities over the period represented an 11% increase. Acquisitions accounted for three percentage points of this growth, with eight percentage points of organic growth, reflecting growth in all regions.

Revenue from Credit Services comprised 79% of Experian EMEA/Asia-Pacific's revenue from continuing activities in the year ended 31 March 2006. Experian EMEA/Asia-Pacific's revenue from Credit Services increased from US$397 million in the year ended 31 March 2005 to US$410 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue over the period represented a 6% increase, with five percentage points due to organic growth. This growth was primarily attributable to growth in business process outsourcing in France, which experienced some significant contract wins, and strong demand for Experian's information services in Southern Europe, Central Europe and South Africa.

Revenue from Decision Analytics comprised 14% of Experian EMEA/Asia-Pacific's revenue from continuing activities in the year ended 31 March 2006. Experian EMEA/Asia-Pacific's revenue from Decision Analytics increased from US$60 million in the year ended 31 March 2005 to US$76 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue over the period represented a 30% increase, largely due to organic growth. This was due to strong demand for Scorex's scoring and risk management products, which resulted in strong revenue growth in both traditional markets, such as Southern and Central Europe, and the emerging markets of Eastern Europe and Asia-Pacific.

Revenue from Marketing Solutions comprised 7% of Experian EMEA/Asia-Pacific's revenue from continuing activities in the year ended 31 March 2006. Experian EMEA/Asia-Pacific's revenue from Marketing Solutions increased from US$25 million in the year ended 31 March 2005 to US$36 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue over the period represented a 46% increase. Growth from acquisitions (mainly QAS) accounted for 32 percentage points of this increase, with the remainder due to organic growth.

Cost of sales

Cost of sales increased by US$275 million, to US$1,527 million in the year ended 31 March 2006 from US$1,252 million in the year ended 31 March 2005, reflecting the impact of acquisitions, increased customer acquisitions costs in the Consumer Direct Interactive business and an increase in direct labour costs (supporting the increased organic sales) across the global business.

Net operating expenses

Net operating expenses increased by US$160 million, to US$971 million in the year ended 31 March 2006 from US$811 million in the year ended 31 March 2005, principally reflecting the impact of acquisitions, and an increase of US$44 million in the amortisation of acquisition intangibles and an increased investment in infrastructure and emerging markets.

Operating profit

Operating profit increased by US$132 million, to US$586 million in the year ended 31 March 2006 from US$454 million in the year ended 31 March 2005. This increase was due to the items discussed in this section.

Net financing income/(costs)

Net financing income/(costs) moved by US$32 million from an income of US$18 million in the year ended 31 March 2005 to an expense of US$14 million in the year ended 31 March 2006 due to an increase in the level of external borrowing in the year ended 31 March 2006 principally used to fund acquisitions.

Share of post-tax profit of associates

Share of post-tax profit of associates decreased by US$10 million from US$76 million in the year ended 31 March 2005 to US$66 million in the year ended 31 March 2006, predominantly due to the decline in profit contributed from FARES, as described in more detail below.

Profit before tax

The increase in profit before tax of US$90 million from US$548 million in the year ended 31 March 2005 to US$638 million in the year ended 31 March 2006 is attributable to the factors described above.

Tax expense

Tax expense decreased by US$5 million to US$118 million in the year ended 31 March 2006 from US$123 million in year ended 31 March 2005. This decrease was due to a reduction in deferred tax charge of US$18 million in 2006

and US$38 million in current and deferred tax adjustments in respect of prior years, which were offset by US$51 million additional current year corporation tax on profits.

EBIT

Experian's total EBIT increased by US$160 million to US$727 million in the year ended 31 March 2006 from US$567 million in the year ended 31 March 2005.

Experian's EBIT from continuing activities increased from US$565 million in the year ended 31 March 2005 to US$726 million in the year ended 31 March 2006. At constant exchange rates, the change in EBIT from continuing activities over the period represented a 30% increase. The EBIT margin for direct business, excluding FARES, for continuing activities increased to 21.3% in the year ended 31 March 2006 from 20.0% in the year ended 31 March 2005.

Overall, the value of the US Dollar strengthened during the year relative to the other transactional currencies of Experian's businesses. As a result, Experian's reported EBIT was US$8 million less than it would have been had exchange rates remained constant.

The Americas

The Americas' EBIT increased by US$123 million to US$479 million in the year ended 31 March 2006 from US$356 million in the year ended 31 March 2005. This increase accounted for 76% of Experian's total EBIT growth.

The Americas' EBIT from direct business continuing activities increased by 45% to US$409 million in the year ended 31 March 2006 from US$281 million in the year ended 31 March 2005.

The Americas' EBIT margin from direct business continuing activities increased to 22.7% for the year ended 31 March 2006 from 21.3% in the year ended 31 March 2005, due to operating leverage from organic sales growth, and a favourable mix from strong credit sales. FACT Act related set up costs incurred in the previous year were also partially recovered during the period.

FARES, The Americas' 20% owned real estate information associate, saw pre-tax profit contribution fall to US$69 million in the year ended 31 March 2006 from US$75 million in the year ended 31 March 2005, reflecting the decline in the US mortgage refinancing market during the period and the sale of Credit Information Services in September 2005, partially offset by continuing cost control. FARES' contribution to The Americas' EBIT is disclosed prior to the allocation of certain of The Americas' management bonus costs.

Experian UK and Ireland

Experian UK and Ireland's EBIT increased by US$33 million to US$215 million in the year ended 31 March 2006 from US$182 million in the year ended 31 March 2005. This increase accounted for 21% of Experian's total EBIT growth. Experian UK and Ireland's EBIT from continuing activities increased from US$180 million in the year ended 31 March 2005 to US$215 million in the year ended 31 March 2006, reflecting the overall growth in revenue and the impact of several significant acquisitions. At constant exchange rates, the change in EBIT from continuing activities over the period represented a 24% increase.

EBIT margin for continuing activities was 28.4% in the year ended 31 March 2006 compared with 27.3% in the year ended 31 March 2005.

In the year ended 31 March 2006 large scale UK account processing generated an EBIT of US$36 million. However, with the planned contraction of the business going forward, its EBIT will decline over the next few years with EBIT for the year ended 31 March 2007 expected to be no more than half the 2006 level.

Experian EMEA/Asia-Pacific

Experian EMEA/Asia-Pacific's EBIT increased by US$5 million, to US$64 million in the year ended 31 March 2006 from US$59 million in the year ended 31 March 2005. At constant exchange rates, the change in EBIT over the period represented a 9% increase. This increase accounted for 3% of Experian's total EBIT growth.

EBIT margin for continuing activities was 12.3% in the year ended 31 March 2006, a slight increase from 12.2% in the year ended 31 March 2005, which was primarily attributable to increased investment in emerging markets.

Comparison of the year ended 31 March 2004 to the year ended 31 March 2005

UK GAAP profit and loss data

The following financial information has been prepared in accordance with UK GAAP.

	Year ended 31 March	
	2004	2005
	(US$ million)	
UK GAAP		
Revenue	**2,180**	**2,517**
Cost of sales	(1,124)	(1,252)
Gross profit	**1,056**	**1,265**
Net operating expenses before amortisation of goodwill	(675)	(776)
Amortisation of goodwill	(100)	(135)
Net operating expenses	(775)	(911)
Operating profit	**281**	**354**
Share of operating profit of associated undertakings	76	78
Trading profit	**357**	**432**
Loss on sale of businesses	(90)	(13)
Profit on ordinary activities before interest	**267**	**419**
Net interest (expense)/income	(5)	13
Profit on ordinary activities before taxation	**262**	**432**
Taxation on profit on ordinary activities	(47)	(59)
Profit on ordinary activities after taxation and for the financial year	**215**	**373**
Non-GAAP measures		
Reconciliation of profit before tax to EBIT		
Profit before tax	**262**	**432**
exclude: amortisation of goodwill	100	135
exclude: exceptional items	90	13
exclude: net interest (income)/expense	5	(13)
EBIT	**457**	**567**

Revenue and EBIT by geography

	Year ended 31 March					
	2004			2005		
	Continuing Activities	Discontinuing Activities	Total	Continuing Activities	Discontinuing Activities	Total
			(US$ million)			
UK GAAP						
Revenue						
The Americas	1,113	79	1,192	1,319	22	1,341
UK & Ireland	521	49	570	659	30	689
EMEA/Asia-Pacific	380	38	418	483	4	487
Total revenue	**2,014**	**166**	**2,180**	**2,461**	**56**	**2,517**
EBIT						
The Americas Direct Business	244	(3)	241	281	—	281
FARES	72	—	72	75	—	75
The Americas	316	(3)	313	356		356
UK & Ireland	139	(9)	130	184	2	186
EMEA/Asia-Pacific	46	1	47	59	—	59
Central activities	(33)	—	(33)	(34)	—	(34)
Total EBIT	**468**	**(11)**	**457**	**565**	**2**	**567**
Exceptional items			(90)			(13)
Amortisation of goodwill			(100)			(135)
Net interest income/(expense)			(5)			13
Profit before tax			**262**			**432**

Revenue

Experian's total revenue increased by US$337 million to US$2,517 million in the year ended 31 March 2005 from US$2,180 million in the year ended 31 March 2004.

Experian's revenue from continuing activities increased from US$2,014 million in the year ended 31 March 2004, to US$2,461 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue from continuing activities over the period represented an 18% increase, of which 10 percentage points of this increase were attributable to The Americas, four percentage points were attributable to Experian UK and Ireland and four percentage points were attributable to Experian EMEA/Asia-Pacific. Acquisitions accounted for nine percentage points of Experian's total revenue increase, with nine percentage points accounted for by organic growth.

Discontinued activities accounted for US$56 million in the year ended 31 March 2005 and US$166 million of revenue in the year ended 31 March 2004.

Overall, the value of the US Dollar weakened during the year relative to the other transactional currencies of Experian's businesses. As a result, Experian's reported revenue was US$97 million more than it would have been had exchange rates remained constant.

The Americas

The Americas' revenue increased by US$149 million, to US$1,341 million in the year ended 31 March 2005 from US$1,192 million in the year ended 31 March 2004.

The Americas' revenue from continuing activities increased by 18% to US$1,319 million in the year ended 31 March 2005, from US$1,113 million in the year ended 31 March 2004. Acquisitions accounted for eight percentage points of this growth, with 10 percentage points accounted for by organic growth.

Revenue from Credit Services comprised 50% of The Americas' revenue from continuing activities in the year ended 31 March 2005. The Americas' revenue from Credit Services increased by 5%, of which four percentage points were due to organic growth, to US$662 million in the year ended 31 March 2005 from US$633 million in the year ended 31 March 2004. This growth was largely due to the introduction of new market products such as triggers and other notification services and growth in non-financial services sectors. Revenue growth from Credit Services increased despite declining revenues from the mortgage sector as a result of increasing US interest rates.

Revenue from Decision Analytics comprised 4% of The Americas' revenue from continuing activities in the year ended 31 March 2005. The Americas' revenue from Decision Analytics increased by 45%, to US$54 million in the year ended 31 March 2005 from US$38 million in the year ended 31 March 2004. Small acquisitions accounted for 19 percentage points of this revenue growth, while the remaining 26 percentage points of organic growth were primarily due to client wins in Scorex and Fraud.

Revenue from Marketing Solutions comprised 24% of The Americas' revenue from continuing activities in the year ended 31 March 2005. The Americas' revenue from Marketing Solutions increased by 19% to US$313 million in the year ended 31 March 2005 from US$262 million in the year ended 31 March 2004. Acquisitions contributed 13 percentage points of revenue growth reflecting primarily the full-year effect of the acquisition of CheetahMail, an email delivery business acquired in March 2004. Organic growth accounted for the remaining 6 percentage points of growth, as Marketing Solutions continued to see clients switch from traditional list processing to database management and email marketing and Experian continued to gain new data management business from significant multi-channel retailers.

Revenue from Interactive comprised 22% of The Americas' revenue from continuing activities in the year ended 31 March 2005. The Americas' revenue from Interactive increased by 61%, 34 percentage points of which were attributable to organic growth, to US$291 million in the year ended 31 March 2005 from US$180 million in the year ended 31 March 2004. This was primarily due to an increase in new Experian Consumer Direct subscribers, an ongoing switch from annual to monthly consumer billing cycles, the introduction of Triple Advantage in January 2005 and increased consumer credit awareness. Revenue growth due to acquisitions contributed 27 percentage points of the growth, reflecting the full year impact of the November 2003 acquisition of MetaReward.

Experian UK and Ireland

Experian UK and Ireland's revenue increased by US$119 million, to US$689 million in the year ended 31 March 2005 from US$570 million in the year ended 31 March 2004.

Experian UK and Ireland's revenue from continuing activities increased from US$521 million in the year ended 31 March 2004 to US$659 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue from continuing activities over the period represented a 16% increase. Acquisitions accounted for nine percentage points of this growth, with the remaining seven percentage points accounted for by organic growth.

Revenue from Credit Services comprised 48% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2005. Experian UK and Ireland's revenue from Credit Services increased from US$268 million in the year ended 31 March 2004 to US$315 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue over the period represented an 8% increase, six percentage points of which were due to organic growth. This growth was driven by a strong performance in consumer information, however Experian also benefited from other sectors including government and telecommunications, and gained significant market share in automotive, insurance and business information.

Revenue from Decision Analytics comprised 27% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2005. Experian UK and Ireland's revenue from Decision Analytics increased to US$176 million in the year ended 31 March 2005 from US$146 million in the year ended 31 March 2004. At constant exchange rates, the change in revenue over the period represented a 10% increase, which was due to organic growth. This growth was primarily attributable to strong sales from Fraud and Scorex.

Revenue from Marketing Solutions comprised 25% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2005. Experian UK and Ireland's revenue from Marketing Solutions increased from US$106 million in the year ended 31 March 2004 to US$164 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue over the period represented a 41% increase. Acquisitions contributed 38 percentage points to revenue growth, primarily the October 2004 acquisition of QAS.

Revenue from Interactive comprised 1% of Experian UK and Ireland's revenue from continuing activities in the year ended 31 March 2005 and was US$4 million in the year ended 31 March 2005. Revenue resulted from growing sales from CreditExpert in the UK.

Experian EMEA/Asia-Pacific

Experian EMEA/Asia-Pacific's revenue increased by US$69 million, to US$487 million in the year ended 31 March 2005 from US$418 million in the year ended 31 March 2004.

Experian EMEA/Asia-Pacific's revenue from continuing activities increased from US$380 million in the year ended 31 March 2004 to US$483 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue from continuing activities over the period represented an 18% increase. Acquisitions accounted for 10 percentage points of this growth, with eight percentage points accounted for by organic growth.

Revenue from Credit Services comprised 82% of Experian EMEA/Asia-Pacific's revenue from continuing activities in the year ended 31 March 2005. Experian EMEA/Asia-Pacific's revenue from Credit Services increased from US$315 million in the year ended 31 March 2004 to US$397 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue over the period represented a 17% increase, 10 percentage points of which were due to acquisitions. Organic growth was primarily attributable to growth in business information services in France and in the credit bureaux in Southern Europe. Acquisition growth largely reflected the impact of the business process outsourcing operation acquired from DMS Atos, which was acquired in September 2003.

Revenue from Decision Analytics comprised 13% of Experian EMEA/Asia-Pacific's revenue from continuing activities in the year ended 31 March 2005. Experian EMEA/Asia-Pacific's revenue from Decision Analytics increased from US$53 million in the year ended 31 March 2004 to US$60 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue over the period represented a 6% increase. Organic growth accounted for five percentage points, including strong performances from Scorex products in Spain and emerging markets. For example, in South Korea, Decision Analytics worked with a leading credit bureau to increase the range of Experian's value added products in the market.

Revenue from Marketing Solutions comprised 5% of Experian EMEA/Asia-Pacific's revenue from continuing activities in the year ended 31 March 2005. Experian EMEA/Asia-Pacific's revenue from Marketing Solutions increased from US$12 million in the year ended 31 March 2004 to US$25 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue over the period represented a 97% increase. Most of this increase, or 74 percentage points of the revenue growth, was due to acquisitions which allowed Experian to strengthen its presence in Business Strategies micromarketing in Scandinavia, China and Hong Kong. The remaining 23 percentage points of revenue growth were primarily attributable to strong organic growth reflecting emerging businesses in Southern Europe.

Cost of sales

Cost of sales increased by US$128 million to US$1,252 million in the year ended 31 March 2005 from US$1,124 million in the year ended 31 March 2004, primarily due to increased customer acquisition costs in Interactive, an increase in direct labour costs across the global business and the impact of acquisitions.

Net operating expenses before amortisation of goodwill

Net operating expenses before amortisation of goodwill increased by US$101 million to US$776 million in the year ended 31 March 2005 from US$675 million in the year ended 31 March 2004, reflecting both operational and investment related costs of supporting organic growth in the business, together with additional costs relating to acquisitions.

Amortisation of goodwill

Amortisation of goodwill increased from US$100 million in the year ended 31 March 2004 to US$135 million in the year ended 31 March 2005, reflecting the impact of acquisition investment.

Operating profit

Operating profit increased by US$73 million to US$354 million in the year ended 31 March 2005 from US$281 million in the year ended 31 March 2004. This increase was primarily due to the items discussed above.

Share of operating profit of associated undertakings

Share of operating profit of associated undertakings increased by US$2 million from US$76 million in the year ended 31 March 2004 to US$78 million in the year ended 31 March 2005 predominantly due to the US$3 million increase in profit contribution from the FARES associate.

Loss on sale of businesses

The loss of US$13 million in the year ended 31 March 2005 arose from the disposal of two non-core businesses, one in the UK and Ireland and the other in EMEA/Asia-Pacific. The loss of US$90 million in the year ended 31 March 2004 was largely in respect of the disposal by The Americas of its outsourcing activities, comprising the US print and mail operations, and included a charge of US$41 million in respect of goodwill previously written off to reserves.

Profit on ordinary activities before interest

Profit on ordinary activities before interest increased by US$152 million from US$267 million in the year ended 31 March 2004 to US$419 million in the year ended 31 March 2005 as a result of the factors described in this section.

Net interest income/(expense)

Net interest income increased by US$18 million from an expense of US$5 million in the year ended 31 March 2004 to income of US$13 million in the year ended 31 March 2005, due to increases in the level of intra-group loans receivable and interest rates.

Profit on ordinary activities before taxation

Profit on ordinary activities before taxation increased by US$170 million from US$262 million in the year ended 31 March 2004 to US$432 million in the year ended 31 March 2005 as a result of the factors described in this section.

Taxation on profit on ordinary activities

Tax on profit on ordinary activities increased by US$12 million to US$59 million in the year ended 31 March 2005 from US$47 million in the year ended 31 March 2004. This increase was principally due to an additional US$9 million in deferred tax charges in the year ended 31 March 2005.

EBIT

Experian's total EBIT increased by US$110 million to US$567 million in the year ended 31 March 2005 from US$457 million in the year ended 31 March 2004.

Experian's EBIT from continuing activities increased from US$468 million in the year ended 31 March 2004 to US$565 million in the year ended 31 March 2005. At constant exchange rates, the change in EBIT from continuing activities over the period represented a 17% increase. The EBIT margin for direct business for continuing activities increased to 20.0% in the year ended 31 March 2005 from 19.6% in the year ended 31 March 2004.

Overall, the value of the US Dollar weakened during the year relative to the other transactional currencies of Experian's businesses. As a result, Experian's reported EBIT was US$17 million more than it would have been had exchange rates remained constant.

The Americas

The Americas' EBIT increased by US$43 million to US$356 million in the year ended 31 March 2005 from US$313 million in the year ended 31 March 2004. This increase accounted for 39% of Experian's total EBIT growth. The Americas' direct business EBIT from continuing activities increased by 16% to US$281 million in the year ended 31 March 2005 from US$244 million for the year ended 31 March 2004.

The Americas' direct business EBIT margin from continuing activities was 21.3% for the year ended 31 March 2005, which was a slight decline from 21.9% for the year ended 31 March 2004, as a result of FACT Act related costs not fully recouped by the cost recovery surcharge to clients.

FARES' EBIT contribution was US$75 million in the year ended 31 March 2005, up from US$72 million in the year ended 31 March 2004, despite rising interest rates. FARES benefited from the synergies resulting from its acquisition of Transamerica's tax and flood businesses in October 2003.

Experian UK and Ireland

Experian UK and Ireland's EBIT increased by US$56 million to US$186 million in the year ended 31 March 2005 from US$130 million in the year ended 31 March 2004. This increase accounted for 50% of Experian's total EBIT growth. Experian UK and Ireland's EBIT from continuing activities increased from US$139 million in the year ended 31 March

2004 to US$184 million in the year ended 31 March 2005. At constant exchange rates, the change in EBIT from continuing activities over the period represented a 22% increase.

Experian UK and Ireland's EBIT margin from continuing activities of 27.8% for the year ended 31 March 2005 increased from 26.5% in the year ended 31 March 2004, which primarily reflects operating leverage from the high level of sales growth.

Experian EMEA/Asia-Pacific

Experian EMEA/Asia-Pacific's EBIT increased by US$12 million to US$59 million in the year ended 31 March 2005 from US$47 million in the year ended 31 March 2004. This increase accounted for 11% of Experian's total EBIT growth. Experian EMEA/Asia-Pacific's EBIT from continuing activities increased from US$46 million in the year ended 31 March 2004 to US$59 million in the year ended 31 March 2005. At constant exchange rates, the change in EBIT from continuing activities over the period represented an 18% increase.

Experian EMEA/Asia-Pacific's EBIT margin from continuing activities was 12.2% for the year ended 31 March 2005, which was in line with 12.1% in the year ended 31 March 2004.

Results by principal activity

Comparison of the year ended 31 March 2005 to the year ended 31 March 2006

	Year ended 31 March					
	2005			2006		
	Continuing Activities	Discontinuing Activities	Total	Continuing Activities	Discontinuing Activities	Total
	(US$ million)					
IFRS						
Revenue						
Credit Services	1,375	51	1,426	1,499	5	1,504
Decision Analytics	290	—	290	325	—	325
Marketing Solutions	501	5	506	627	—	627
Interactive	295	—	295	628	—	628
Total revenue	**2,461**	**56**	**2,517**	**3,079**	**5**	**3,084**
EBIT						
Credit Services direct business	330	2	332	407	1	408
FARES	75	—	75	69	—	69
Credit Services	405	2	407	476	1	477
Decision Analytics	94	—	94	102	—	102
Marketing Solutions	44	—	44	57	—	57
Interactive	52	—	52	122	—	122
Central activities	(30)	—	(30)	(31)	—	(31)
Total EBIT	**565**	**2**	**567**	**726**	**1**	**727**

Revenue

Revenue from Credit Services increased by US$78 million to US$1,504 million in the year ended 31 March 2006 from US$1,426 million in the year ended 31 March 2005. Credit Services' continuing activities revenue increased from US$1,375 million in the year ended 31 March 2005 to US$1,499 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue from continuing activities over the period represented an 11% increase, of which eight percentage points were due to organic growth. The increase in revenue was mainly attributable to a particularly strong performance in The Americas, driven by strong consumer and business credit demand, the growth of new products' sales and the revenue impact of the FACT Act recovery charge, which contributed two percentage points to organic growth.

Revenue from Decision Analytics increased by US$35 million to US$325 million in the year ended 31 March 2006 from US$290 million in the year ended 31 March 2005. Decision Analytics' continuing activities revenue increased from US$290 million in the year ended 31 March 2005 to US$325 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue from continuing activities over the period represented a 15% increase, of which 13 percentage points were due to organic growth. The increase in revenue was attributable to strong demand for Scorex products across all major geographic markets.

Revenue from Marketing Solutions increased by US$121 million to US$627 million in the year ended 31 March 2006 from US$506 million in the year ended 31 March 2005. Marketing Solutions' continuing activities revenue increased from US$501 million in the year ended 31 March 2005 to US$627 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue from continuing activities over the period represented a 27% increase, of which 21 percentage points were attributable to growth from acquisitions, including QAS, Simmons Research, ClarityBlue and FootFall. The remaining organic growth of six percentage points were due to strong growth in email marketing, US database solutions and business strategies, offsetting the impact of the trend for organisations to move away from list-based, mass-marketing activity such as direct mail.

Revenue from Interactive increased by US$333 million to US$628 million in the year ended 31 March 2006 from US$295 million in the year ended 31 March 2005. Interactive's continuing activities revenue increased from US$295 million in the year ended 31 March 2005 to US$628 million in the year ended 31 March 2006. At constant exchange rates, the change in revenue from continuing activities over the period represented a 113% increase, of which 88 percentage points were due to growth from acquisitions, including LowerMyBills.com and PriceGrabber.com. The remaining organic revenue growth of 25 percentage points was driven by strong growth in Experian Consumer Direct in The Americas and strong growth in the emerging UK CreditExpert business, partially offset by the decline in MetaReward.

EBIT

Credit Services' EBIT grew by US$70 million to US$477 million in the year ended 31 March 2006 from US$407 million in the year ended 31 March 2005. Credit Services' direct business EBIT from continuing activities increased from US$330 million in the year ended 31 March 2005 to US$407 million in the year ended 31 March 2006. At constant exchange rates, the change in direct business EBIT from continuing activities over the period represented a 25% increase. The increase in EBIT reflected the impact in the prior year of FACT Act related costs, which resulted in a direct business EBIT margin increase to 27.2% for continuing activities in the year ended 31 March 2006 from 24.0% in the year ended 31 March 2005.

FARES' EBIT decreased to US$69 million in the year ended 31 March 2006 from US$75 million in the year ended 31 March 2005, reflecting the decline in the US mortgage refinancing market partially offset by continuing cost control.

Decision Analytics' EBIT grew by US$8 million to US$102 million in the year ended 31 March 2006 from US$94 million in the year ended 31 March 2005. EBIT from continuing activities grew from US$94 million in the year ended 31 March 2005 to US$102 million in the year ended 31 March 2006. At constant exchange rates, the change in EBIT from continuing activities over the period represented a 12% increase. There was a slight decline in EBIT margin from continuing activities to 31.5% in the year ended 31 March 2006 from 32.5% in the year ended 31 March 2005, mainly due to increased investment in infrastructure and emerging markets.

Marketing Solutions' EBIT grew by US$13 million to US$57 million in the year ended 31 March 2006 from US$44 million in the year ended 31 March 2005. Continuing activities EBIT growth of 31% at constant exchange rates was broadly in line with revenue. EBIT margin from continuing activities increased from 8.9% in the year ended 31 March 2005 to 9.1% in the year ended 31 March 2006.

Interactive's total EBIT and EBIT from continuing activities grew by US$70 million to US$122 million in the year ended 31 March 2006 from US$52 million in the year ended 31 March 2005. Interactive's EBIT from continuing activities grew by 131% at constant exchange rates. The increase was attributable to contribution from acquisitions made during the year and the strong organic revenue performance from Consumer Direct in The Americas. Interactive's EBIT margin from continuing activities increased to 19.2% in the year ended 31 March 2006 from 17.7% in the year ended 31 March 2005.

Comparison of the year ended 31 March 2004 to the year ended 31 March 2005

	Year ended 31 March					
	2004			2005		
	Continuing Activities	Discontinuing Activities	Total	Continuing Activities	Discontinuing Activities	Total
			(US$ million)			
UK GAAP						
Revenue						
Credit Services	1,217	156	1,373	1,375	51	1,426
Decision Analytics	237	—	237	290	—	290
Marketing Solutions	380	10	390	501	5	506
Interactive	180	—	180	295	—	295
Total revenue	**2,014**	**166**	**2,180**	**2,461**	**56**	**2,517**
EBIT						
Credit Services direct business	315	(11)	304	331	2	333
FARES	72	—	72	75	—	75
Credit Services	387	(11)	376	406	2	408
Decision Analytics	69	—	69	95	—	95
Marketing Solutions	11	—	11	46	—	46
Interactive	34	—	34	52	—	52
Central activities	(33)	—	(33)	(34)	—	(34)
Total EBIT	**468**	**(11)**	**457**	**565**	**2**	**567**

Revenue

Revenue from Credit Services increased by US$53 million in the year ended 31 March 2005 to US$1,426 million from US$1,373 million in the year ended 31 March 2004. Credit Services' revenue from continuing activities increased from US$1,217 million in the year ended 31 March 2004 to US$1,375 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue from continuing activities over the period represented a 9% increase, of which five percentage points were due to organic growth driven by new products, increased penetration of new/emerging markets and strong business-to-business sales, together with the commencement of the FACT Act cost recovery surcharge.

Total revenue and revenue from continuing activities from Decision Analytics increased by US$53 million to US$290 million in the year ended 31 March 2005 from US$237 million in the year ended 31 March 2004. Decision Analytics' revenue from continuing activities increased by 15% at constant exchange rates over the period, of which 11 percentage points were attributable to organic growth from increased demand for its value-added Scorex and Fraud products and expansion into emerging markets.

Revenue from Marketing Solutions increased by US$116 million to US$506 million in the year ended 31 March 2005 from US$390 million in the year ended 31 March 2004. Marketing Solutions' revenue from continuing activities increased from US$380 million in the year ended 31 March 2004 to US$501 million in the year ended 31 March 2005. At constant exchange rates, the change in revenue from continuing activities over the period represented a 28% increase, of which 22 percentage points were due to growth from acquisitions, including that of QAS and the full year impact of the acquisition of CheetahMail. Organic revenue growth of six percentage points for Marketing Solutions in the year ended 31 March 2005 reflected clients' continuing switch from traditional list processing to email marketing and database management.

Total revenue and revenue from continuing activities from Interactive increased by US$115 million to US$295 million in the year ended 31 March 2005 from US$180 million in the year ended 31 March 2004. At constant exchange rates, Interactive's revenue increased by 63% over the period, of which 36 percentaqe points were attributable to organic growth from a very strong performance in Experian Consumer Direct in the US, driven by membership growth, a switch to monthly billing cycles and new products, such as Triple Advantage. Growth due to acquisitions reflected the full year effect of acquiring MetaReward in November 2003.

EBIT

Credit Services' EBIT increased by US$32 million in the year ended 31 March 2005 to US$408 million from US$376 million in the year ended 31 March 2004. Credit Services' direct business EBIT from continuing activities increased to US$331 million in the year ended 31 March 2005 from US$315 million in the year ended 31 March 2004. At constant exchange rates, the change in direct business EBIT from continuing activities over the period represented a 2% increase. The increase in EBIT reflected the strong sales performance partially offset by the impact of FACT Act related costs not recouped by the cost recovery charge to clients. The impact of FACT Act costs resulted in a decrease in direct business EBIT margin from continuing activities to 24.1% in the year ended 31 March 2005 from 25.8% in the year ended 31 March 2004.

FARES' EBIT contribution was US$75 million in the year ended 31 March 2005, up from US$72 million in the year ended 31 March 2004, despite rising interest rates. FARES benefited from the synergies resulting from its acquisition of Transamericas' tax and flood businesses in October 2003.

Decision Analytics' EBIT increased by US$26 million in the year ended 31 March 2005 to US$95 million from US$69 million in the year ended 31 March 2004. Decision Analytics' EBIT from continuing activities increased by 28% at constant exchange rates. This increase was attributable to sales growth and resulting operational leverage, leading to an improvement in EBIT margin from continuing activities to 32.9% in the year ended 31 March 2005 from 29.4% in the year ended 31 March 2004.

Marketing Solutions' total EBIT and EBIT from continuing activities increased by US$35 million in the year ended 31 March 2005 to US$46 million from US$11 million in the year ended 31 March 2004. At constant exchange rates, Marketing Solutions' EBIT from continuing activities increased by 302% over the period. EBIT margin from continuing activities increased to 9.1% in the year ended 31 March 2005 from 2.7% in the year ended 31 March 2004, reflecting the prior year impact of restructuring and integration costs.

Interactive's total EBIT and EBIT from continuing activities increased by US$18 million in the year ended 31 March 2005 to US$52 million from US$34 million in the year ended 31 March 2004. At constant exchange rates, Interactive's EBIT from continuing activities increased by 51% over the period. The increase was attributable to the sales growth and the increased mix of lower margin MetaReward sales, which resulted in a reduction in EBIT margin from continuing activities to 17.7% in the year ended 31 March 2005 from 18.9% in the year ended 31 March 2004.

Liquidity and capital resources

Liquidity and cash flow

Comparison of the year ended 31 March 2005 to the year ended 31 March 2006

The following table presents Experian's cash flows for the years ended 31 March 2006 and 2005:

	For the year ended 31 March	
	2005	2006
	(US$ million)	
IFRS		
Cash flows from operating activities		
Operating profit	**454**	**586**
Loss on sale of businesses	13	—
Depreciation and amortisation	217	270
Credit in respect of share incentive schemes	41	30
Increase in receivables	(7)	(36)
Increase in payables	33	19
Difference between pension contributions paid and amounts recognised in the income statement	(57)	5
Cash generated from operations	694	874
Interest paid	(146)	(193)
Interest received	150	170
Dividends received from associates	46	48
Tax paid	(57)	(32)
Net cash inflow from operating activities	**687**	**867**
Cash flows from investing activities		
Purchase of property, plant and equipment	(85)	(62)
Sale of property, plant and equipment	17	—
Purchase of intangible assets	(144)	(150)
Sale of intangible assets	7	—
Purchase of non-current investments	(9)	(41)
Acquisition of subsidiaries, net of cash acquired	(349)	(1,420)
Disposal of subsidiaries	(5)	—
Net cash flows used in investing activities	**(568)**	**(1,673)**
Cash flows from financing activities		
Net cash flows (used in)/generated from financing activities	**(275)**	**582**
Exchange and other movements	4	(20)
Decrease in cash and cash equivalents	**(152)**	**(244)**

Net cash inflow from operating activities

The net cash inflow from operating activities increased from US$687 million in the year ended 31 March 2005 to US$867 million in the year ended 31 March 2006.

Cash generated from operations increased by US$180 million from US$694 million in the year ended 31 March 2005 to US$874 million in the year ended 31 March 2006. Operating profit increased by US$132 million, which is described in the analysis of the income statement above. Depreciation and amortisation in the year ended 31 March 2006 was higher than in the prior year due to a higher amortisation charge in relation to acquisition intangibles. In the year ended 31 March 2005, there was a cash outflow in relation to a one-off payment of US$44 million into the GUS Defined Benefit Pension Scheme in the UK.

Interest paid was US$193 million in the year ended 31 March 2006, compared to US$146 million in the year ended 31 March 2005. The increase reflects the higher level of bank loans and overdrafts in 2006 used to fund acquisitions. Interest received was US$170 million in the year ended 31 March 2006 compared to US$150 million in the year ended 31 March 2005.

Dividends of US$48 million reflected those received from Experian's 20% interest in FARES in the year ended 31 March 2006. This increased by US$2 million from US$46 million in the prior year.

The cash outflow in relation to taxation decreased by US$25 million from US$57 million in the year ended 31 March 2005 to US$32 million in the year ended 31 March 2006 reflecting lower UK tax payments on account requirements.

Net cash flows used in investing activities

The cash outflow in relation to net cash flow used in investing activities increased by US$1,105 million from US$568 million in the year ended 31 March 2005 to US$1,673 million in the year ended 31 March 2006.

The cash outflow in respect of purchasing property, plant and equipment was US$62 million in the year ended 31 March 2006 compared to US$85 million in the year ended 31 March 2005. This reflects lower expenditure in 2006 in respect of UK properties and IT infrastructure costs.

The cash outflow in respect of purchasing intangible assets was US$150 million in the year ended 31 March 2006 compared to US$144 million in the year ended 31 March 2005. This represents Experian's ongoing investment in its database assets and development of new software products.

The cash outflow in relation to the purchase of non-current investments was US$41 million in the year ended 31 March 2006 compared to US$9 million in the year ended 31 March 2005. In 2006, US$29 million was paid into two trusts holding market securities to secure unfunded pension benefit arrangements.

Experian's cash flows relating to acquisitions of subsidiaries are attributable to its targeted acquisition programme in recent years. In the year ended 31 March 2006, Experian's outflow for acquisition of subsidiaries was US$1,420 million, which was primarily due to the acquisitions of LowerMyBills.com (net cash cost US$328 million), PriceGrabber.com (net cash cost US$494 million), ClassesUSA, Baker Hill, FootFall, ClarityBlue and three affiliate credit bureaux. This was a US$1,071 million increase from a cash outflow of US$349 million in the prior year when acquisitions included QAS, Simmons Research and 11 affiliate credit bureaux.

Net cash flows (used in)/generated from financing activities

Experian's financial information includes cash flows relating to GUS plc and its subsidiaries that will remain with the Experian business post Demerger. Cash flows arising from their financing activities, including the sale and purchase of GUS plc shares and the divestment of former GUS subsidiaries, are included in the analysis below.

The cash inflow from financing activities of US$582 million in the year ended 31 March 2006 moved by US$857 million from a cash outflow of US$275 million in the year ended 31 March 2005. The movement from an outflow to an inflow reflects a number of factors as set out below. There was a US$345 million reduction in cash outflows in relation to the purchase of GUS Shares as GUS plc completed its share buyback programme at 31 March 2005.

New borrowings generated US$647 million cash inflow in the year ended 31 March 2006, as compared to US$769 million in the prior year and there was a US$592 million reduction in cash relating to repayment of borrowings.

During the year ended 31 March 2005, Experian received US$164 million in net receipts from derivatives in order to manage its currency profile, compared to US$13 million in the year ended 31 March 2006. (The receipts arising in the year ending 31 March 2005 arose from the significant fluctuations in the US Dollar throughout the two years ending 31 March 2005.)

Proceeds from disposal of other GUS subsidiaries increased to US$415 million in the year ended 31 March 2006 from US$194 million in the year ended 31 March 2005. In the year ended 31 March 2006, the cash inflow related to the disposals of Lewis (US$251 million), Wehkamp (US$159 million) and Burberry (US$5 million). In the year ended 31 March 2005, the cash inflow reflected proceeds from an initial public offering by Lewis.

Net dividends received from other Group companies fell by US$171 million from US$192 million in the year ended 31 March 2005 to US$21 million in the year ended 31 March 2006.

The year ended 31 March 2005 included dividends of US$74 million from Wehkamp, US$39 million from Burberry and US$50 million from Whiteaway Laidlaw Bank Limited. No dividends were received from these group companies in 2006.

Funding paid to other GUS companies decreased from US$120 million in the year ended 31 March 2005 to US$57 million in the year ended 31 March 2006. The net decrease in equity in other Group companies moved from US$22 million in the year ended 31 March 2005 to US$93 million in the year ended 31 March 2006.

Net decrease in cash and cash equivalents

The net decrease in cash and cash equivalents for the year ended 31 March 2006 was US$244 million, reflecting a change of US$92 million from US$152 million for the year ended 31 March 2005, due to the factors described above.

Comparison of the year ended 31 March 2004 to the year ended 31 March 2005

The following table presents Experian's cash flows for the years ended 31 March 2005 and 2004:

	2004	2005
	(US$ million)	
UK GAAP		
Net cash inflow from operating activities	634	698
Dividends received from associated undertakings	62	46
Returns on investments and servicing of finance	(4)	4
Taxation	(42)	(57)
Capital expenditure	(201)	(207)
Financial investment	97	(9)
Acquisition of subsidiaries	(224)	(349)
Disposal of subsidiaries	24	(5)
Dividends paid to GUS plc shareholders	(414)	(520)
Net cash outflow before management of liquid resources and financing	**(68)**	**(399)**
Management of liquid resources	(12)	7
Net cash inflow from financing	249	243
Increase/(decrease) in net cash	**169**	**(149)**

Net cash inflow from operating activities

Net cash inflow from operating activities increased by US$64 million to US$698 million in the year ended 31 March 2005 from US$634 million in the year ended 31 March 2004. Operating profit increased by US$73 million, which is described in the analysis of the profit and loss account above.

Dividends received from associated undertakings

Dividends of US$46 million principally reflected those received from Experian's 20% interest in FARES in the year ended 31 March 2005. This decreased by US$16 million from US$62 million in the prior year.

Returns on investment and servicing of finance

There was a net cash inflow of US$4 million in the year ended 31 March 2005, compared to a cash outflow of US$4 million in the prior year, in relation to returns on investment and servicing of finance. The increase was driven by a higher cash inflow from interest received, being US$150 million in the year ended 31 March 2005 as compared to US$125 million in the year ended 31 March 2004. Interest payable was US$144 million in the year ended 31 March 2005, compared to US$128 million in the year ended 31 March 2004. Interest cash flows during the two years ended 31 March 2005 were affected by both external debt and balances with other GUS companies.

Taxation

The cash outflow in relation to taxation increased by US$15 million from US$42 million in the year ended 31 March 2004 to US$57 million in the year ended 31 March 2005 reflecting the increased profitability of the business.

Financial investment

Financial investment cash outflow was US$9 million in the year ended 31 March 2005, related to the purchase of fixed asset investments, compared to a cash inflow of US$97 million in the prior year, which was primarily attributable to a US$139 million loan repayment by BL Universal PLC in 2004, balanced against a net cash outflow of US$54 million relating to the purchase of fixed asset investments in that year.

Acquisition of subsidiaries

Experian's cash flows relating to acquisition of subsidiaries are attributable to its targeted acquisition programme in recent years. In the year ended 31 March 2005, Experian's cash outflow for acquisitions of subsidiaries was US$349 million, which was primarily due to the acquisitions of QAS (net cash cost US$167 million), Simmons Research, and 11 affiliate credit bureaux. This was a US$125 million increase from a cash outflow of US$224 million in the prior year when acquisitions included CheetahMail, DMS Atos, MetaReward and 10 affiliate credit bureaux.

Disposal of subsidiaries

Proceeds from the disposal of businesses sold in the year ended 31 March 2004 were US$24 million. In the year ended 31 March 2005, Experian made a cash contribution of US$5 million to the purchaser of its UK Print & Mail operation to fund post-acquisition restructuring.

Net cash outflow before management of liquid resources and financing

Net cash outflow before management of liquid resources and financing increased by US$331 million to an outflow of US$399 million in the year ended 31 March 2005 from an outflow of US$68 million in the year ended 31 March 2004. The cash outflows have been incurred as a result of the items described previously together with an increase in dividends paid to shareholders of GUS plc of US$106 million.

Net cash inflow from financing

The cash inflow from financing has decreased by US$6 million, from US$249 million in the year ended 31 March 2004 to US$243 million in March 2005. Proceeds from disposal of other GUS subsidiaries decreased to US$194 million in the year ended 31 March 2005 from US$617 million in the year ended 31 March 2004, due to the sale of GUS home shopping and Reality businesses, the sale of the interest in BL Universal PLC and disposal of shares in Burberry. Cash flows in respect of funding with other GUS companies moved from an inflow of US$372 million in the year ended 31 March 2004 to an outflow of US$122 million in respect of the year ended 31 March 2005. Net dividends received from other GUS group companies rose in the year ended 31 March 2005 from US$132 million to US$192 million.

Purchase of GUS shares generated a net cash outflow of US$380 million in the year ended 31 March 2005, as compared to US$10 million in the prior year. This was offset by an increase in cash flows from debt and lease financing of US$1,150 million, primarily as a result of new borrowings of US$769 million and a US$376 million reduction in the repayment of borrowings.

Increase/(decrease) in net cash

An increase in net cash of US$169 million in the year ended 31 March 2004 moved to an outflow of US$149 million in the year ended 31 March 2005 due to the factors described above. Additionally, in the year ended 31 March 2004, the GUS Group contributed exceptional cash flows of US$44 million, arising from a US$83 million cash inflow from the collection and subsequent sale of vehicle finance debtors of General Guarantee Finance Ltd, a GUS Group company, and a US$39 million capital expenditure on UK properties by a GUS Group company.

Capital resources

Experian's financial information includes capital resources relating to GUS and its subsidiaries to which the Experian Group may succeed following the Demerger. GUS' capital resources that relate to Experian or may relate to Experian Group are included in the analysis below.

Experian has access to capital resources from the international debt capital markets and from bank loans.

GUS notes

GUS has three series of fixed rate notes currently outstanding. On 16 July 1999, GUS issued £350,000,000 6.375% Bonds due 2009 (the "**2009 Notes**"). On 23 October 2002, GUS established a £2,000,000,000 Euro Medium Term Note Programme under which it issued two series of notes on 13 February 2003, the €600,000,000 4.125% Notes due 2007 (of which €568,000,000 is currently outstanding) (the "**2007 Notes**") and the £350,000,000 5.625%. Notes due 2013 (the "**2013 Notes**", together with the 2007 Notes and the 2009 Notes, the "**Notes**"). Following the Demerger, these Notes will remain obligations of GUS. Further details about the Notes are set out in paragraph 11 of Part XIX: "Additional Information".

GUS' former bank facilities

Additionally GUS has entered into bilateral and syndicated revolving committed borrowing facilities with banks.

On 18 December 2003, GUS entered into an unsecured multi-currency revolving loan facility agreement, subsequently amended in December 2004, with a group of banks (the "**GUS Syndicated Facility Agreement**"). The GUS Syndicated Facility Agreement provided for a facility in an aggregate principal amount of £800,000,000 which terminates five years from the date of the GUS Syndicated Facility Agreement. GUS cancelled this facility with effect from 12 July 2006. All drawings have been repaid in full. Further details about the GUS Syndicated Facility Agreement are set out in paragraph 11 of Part XIX: "Additional Information".

During 2005 and 2006, GUS entered into five bilateral facility agreements on substantially the same terms as the GUS Syndicated Facility Agreement. These were each available for drawing for 364 days from the date on which they were signed. GUS cancelled these facilities with effect from 12 July 2006. Existing drawings were repaid, or will be repaid, on their respective maturity dates, whereupon the facilities were repaid, or will be repaid, and cancelled in full. Further details about these facility agreements are set out in paragraph 11 of Part XIX: "Additional Information".

In the three years ended 31 March 2006, the underlying cash flows and interest costs have related to the Notes and the drawings under these facility agreements.

GUS' active bank facilities

On 12 July 2006, GUS entered into a $2,450,000,000 multi-currency revolving loan facility agreement (the "**Experian 5-year Facility**") with a group of banks. Pursuant to the Experian 5-year Facility funds will be made

available for general corporate purposes from the date of the Experian 5-year Facility. Prior to the Demerger, GUS is named in the Experian 5-year Facility as borrower and guarantor. Following the Demerger, Experian Group will accede to the Experian 5-year Facility as a borrower and a guarantor. In addition, GUS must remain as a guarantor while any amounts under the 2007, 2009 and 2013 notes and bonds remain outstanding. Nominated wholly owned subsidiaries of GUS or, following the Demerger, Experian Group, can accede as borrowers without the consent of the lenders. Other nominated subsidiaries can accede with the consent of the majority lenders. GUS will be required to repay all outstanding amounts under the Experian 5-year Facility by no later than 12 July 2011, subject to an extension option. Further details about the Experian 5-year Facility are set out in paragraph 41.1 of Part XIX: "Additional Information".

On 12 July 2006, GUS also entered into a £650,000,000 multi-currency revolving loan facility agreement (the "**Experian 364-day Facility**") with a group of banks. Under the terms of the Experian 364-day Facility, £350,000,000 is to be used to enable GUS to repay the 2013 notes. The remainder will be made available from the date of the Experian 364-day Facility for general corporate purposes. Funds will be made available for drawdown for 364 days from the date of the Experian 364-day Facility. Prior to the Demerger, GUS is named in the Experian 5-year Facility as borrower and guarantor. Following the Demerger, Experian Group will accede to the Experian 5-year Facility as a borrower and a guarantor. In addition, GUS must remain as a guarantor while any amounts under the 2007, 2009 and 2013 notes and bonds remain outstanding. Nominated wholly owned subsidiaries of GUS or, following the Demerger, Experian Group, can accede as borrowers without the consent of the lenders. Other nominated subsidiaries can accede with the consent of the majority lenders. Experian Group will be required to repay all outstanding amounts under the Experian 364-day Facility by no later than 12 July 2008. Further details about the Experian 364-day Facility are set out in paragraph 41.2 of Part XIX: "Additional Information".

Net cash inflows from operating activities are used in investing activities and to repay debt. In order to ensure sufficient liquidity to meet requirements for payments as they fall due, GUS also holds undrawn committed bank facilities. As at 31 March 2006, undrawn committed bank facilities totalled US$922 million.

Capital expenditure

Capital expenditure (net of disposal proceeds) was US$212 million, US$205 million on the basis of IFRS and US$207 million on the basis of UK GAAP, and US$201 million in the years ended 31 March 2006, 2005 and 2004, respectively. Capital expenditure during this period was primarily related to investment in databases, property, computer infrastructure, product development and software for internal use, as set out in Experian's Combined Financial Information. Investment in infrastructure to support growth has been funded by operating cash flow. As of 31 March 2006, Experian had no material capital projects underway or committed. The 2004 capital expenditure amounts were prepared on the basis of UK GAAP, the 2005 amounts were prepared on the basis of both UK GAAP and IFRS and the 2006 amounts were prepared on the basis of IFRS.

Contractual obligations and commitments as at 31 March 2006

As at 31 March 2006, Experian had the following contractual obligations and commitments, expressed in nominal amounts outstanding:

	Payments due by period			
	Total	**Less than 12 months**	**12-60 months**	**After 60 months**
		(US$ million)		
IFRS				
Long-term and short-term interest-bearing debt obligations	3,507	296	2,615	596
Capital (finance) lease obligations	6	4	2	—
Operating lease obligations	160	48	82	30
Capital expenditure obligations	12	12	—	—
Total	3,685	360	2,699	626

All of Experian's material contractual obligations and commitments as at 31 March 2006 were unguaranteed and unsecured.

Off-balance sheet arrangements

Experian does not have any material off-balance sheet arrangements with any of its affiliates or with any unconsolidated entities.

Qualitative and quantitative disclosures on market risk

Experian's activities expose it to a variety of financial risks: market risk including currency risk and interest rate risk, credit risk and liquidity risk. Experian's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on Experian's financial performance. Experian uses derivative financial instruments to hedge certain risk exposures.

Experian's Treasury function seeks to reduce or eliminate Experian's exposure to foreign exchange, interest rate and other financial risks, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It does not operate as a profit centre and transacts only in relation to underlying business requirements. It operates policies and procedures which are periodically reviewed and approved by the Board.

Exchange rates

Experian, due to the international nature of its business, is exposed to two types of foreign exchange risk, translation risk and transaction risk. Approximately 65% of Experian's EBIT is generated in US Dollars, its reporting currency, while the remaining 35% is generated in other currencies (mainly sterling and euros).

Translation risk: Movements in the exchange rates of other currencies relative to the US Dollar may cause fluctuations in reported financial information that are not necessarily related to Experian's underlying operations. As a result, comparability of Experian's performance between financial periods may also be significantly affected; therefore, Experian reports revenue and EBIT growth rates at constant exchange rates.

During the periods under review, Experian's results of operations have been impacted by the movement of its reporting currency, the US Dollar, primarily against the sterling and the euro. Experian expects that its results of operations will continue to be affected by currency movements against the US Dollar.

In addition, Experian has investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of Experian's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies and the use of forward foreign exchange contracts.

Transaction risk: Experian does not regard transaction risk as material because it largely transacts in the same currency for revenues and expenses.

Credit risk

In the case of cash and derivative financial instruments, Experian is exposed to a credit risk, which results from the non-performance of contractual agreements on the part of the contract party. This credit risk is minimised by the fact that Experian only enters into such contracts with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counter-party positions are monitored daily. The general credit risk on derivative financial instruments utilised by Experian is therefore not considered to be significant. No concentration of credit risk with particular borrowers or groups of borrowers has been identified.

Liquidity risk

Experian manages its cash and committed bank borrowing facilities to maintain liquidity and funding flexibility.

Interest rate risk

Experian's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. Experian also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

Critical accounting estimates and assumptions

In preparing the Combined Financial Information, management have made estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. The resulting accounting estimates, which are based on management's best judgement at the date of the Combined Financial Information will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

Taxes

Experian is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Experian recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

Pension benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets and the

discount rate. Any changes in these assumptions may impact the amounts disclosed in the Combined Financial Information.

The expected return on plan assets is calculated by reference to the plan investments at the year-end and is a weighted average of the expected returns on each main asset type (based on market yields available on these asset types at the year-end).

The Group determines the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. In determining the appropriate discount rate, Experian considers the market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the estimated average term of the related pension liability.

Other key assumptions for defined benefit obligations and pension costs are based in part on market conditions at the relevant year-ends and additional information is disclosed in Note 21 to the Combined Financial Information prepared in accordance with IFRS for the two years ended 31 March 2006.

Under IFRS, the pension charge principally comprises a current service cost, charged to operating profit, and a financing item reported within net interest. Under IAS 19 (Employee Benefits), Experian has taken the option that requires the full actuarial value of the surplus or deficit of pension schemes and other post-retirement benefits to be shown on the balance sheet. Any movements in the pension assets and liabilities arising from actuarial gains and losses are recognised immediately in full through the SORIE (Statement of Recognised Income and Expenses).

Fair value of derivatives or other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

As permitted by IFRS 1 (First Time Adoption of Financial Reporting Standards), Experian elected to defer implementation of IAS 32 (Financial Instruments Disclosure and Presentation) and IAS 39 (Financial Instruments Recognition and Measurement) until the year commencing 1 April 2005. The principal impact of IAS 32 and 39 on the Combined Financial Information relates to the recognition of derivative financial instruments at fair value.

Goodwill

Goodwill is allocated to cash generating units ("**CGUs**") and monitored for internal management purposes by geographic segment. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Goodwill is not amortised under IFRS. Instead, IAS 36 (Impairment of Assets) requires an annual impairment review to be undertaken. Under UK GAAP goodwill is amortised and is subject to an impairment test if a triggering event occurs. The recoverable amount of each geographic segment is determined based on value-in-use calculations.

Intangible assets

Certain costs incurred in the developmental phase of an internal project are capitalised if a number of criteria are met. Management has made certain judgements and assumptions when assessing whether a project meets these criteria, and on measuring the costs and the economic life attributed to such projects.

Under IFRS 3 (Business Combinations), specific intangible assets are identified and recognised separately from goodwill and then amortised over their estimated useful lives. These include such items as brand names and customer lists, to which value is first attributable at the time of acquisition. The capitalisation of these assets and the related amortisation charges are based on uncertain judgements about the value and economic life of such items. Under UK GAAP, such intangibles are not recognised separately and are subsumed within goodwill.

Current trading

On 12 July 2006, GUS issued a trading statement for the first quarter to 30 June 2006 and there has been no significant change in the financial or trading position of Experian since 31 March 2006.

Part XII: Experian Directors, Senior Management, Corporate Governance and Employees

1 Experian Directors and Senior Management

Details of Experian's Directors and Senior Management are set out below.

1.1 Experian Directors

On Admission, the members of the Experian Board and their ages and positions will be:

Name	Age	Position
John Peace	57	Chairman
Don Robert	47	Chief Executive Officer
Paul Brooks	53	Chief Financial Officer
Sir Alan Rudge	68	Non-Executive Director
David Tyler	53	Non-Executive Director

1.1.1 Chairman

John Peace joined the GUS Board in 1997, becoming Group Chief Executive in January 2000. In June 2002, he was appointed chairman of Burberry, in advance of its partial flotation by GUS in July 2002.

John Peace joined GUS in 1970 and held several senior IT management positions before co-founding CCN in 1980. This was the company formed by GUS to market information services to retailers and other lending organisations. In 1991, he was appointed chief executive of CCN, which was by then one of Europe's largest information services companies.

During the mid-nineties, CCN was combined with a number of other US and European businesses to form a global information services organisation called Experian, with John Peace as its chief executive worldwide.

John Peace is chairman of the board of governors of Nottingham Trent University, a member of the board of companions of the Chartered Management Institute and a fellow of the Royal Society of Arts.

1.1.2 Executives

Don Robert graduated from Oregon State University with a degree in Business Administration. He began his career with U.S. Bancorp, a multi-state bank holding company, where he held positions of increasing responsibility over 15 years. From there he joined Credco Inc., the nation's largest specialist credit reporting company, as president. In 1995 Credco was acquired by First American Corporation and over the next six years Don Robert held positions as executive vice president of Mortgage Origination Services and president of First American's Consumer Information and Services Group.

In 2001, Don Robert joined Experian from First American, becoming chief executive officer of Experian North America in December 2002. In February 2005, he took responsibility for Experian globally as chief executive officer of Experian. Don Robert joined the GUS Board in April 2005. His other business appointments include director and compensation committee chairman of First Advantage Corporation, member of the Chapman University Board of Counselors and past chairman of the Consumer Data Industry Association.

Paul Brooks graduated from Cambridge University with an MA in Economics. He qualified as a Chartered Accountant with KPMG and then worked for ICI plc in their Plastics Division in Brussels and then in their London head office. He subsequently worked for GKN plc's Industrial Services division in the UK and US. He then joined Inchcape plc where he was appointed Finance Director of the Marketing Services Division in 1994, based in London and Singapore. He then joined Experian in 1999 as Finance Director of Experian International and was appointed Global CFO, based in Costa Mesa, California, in 2001.

1.1.3 Non-Executives

Sir Alan Rudge was deputy chief executive of BT until November 1997 and chairman of WS Atkins until March 2001. He joined the GUS Board in 1997 and, until March 2005, was president of CELTEL International BV and a non-executive director on the board of SESA AG. He is currently chairman of the ERA Foundation Ltd and pro chancellor of Surrey University. Sir Alan Rudge is the senior independent director of GUS.

Sir Alan Rudge has a PhD in Electrical Engineering and is a fellow of the Royal Society and the Royal Academy of Engineering. He is a past president of the Institution of Electrical Engineers and past chairman of the Engineering and Physical Sciences Research Council.

David Tyler graduated from Cambridge University, where he read Economics, in 1974. He spent the first 11 years of his career working for Unilever in a variety of financial, commercial and strategic jobs. In 1986 he joined County NatWest where he worked in senior financial control roles. He then worked for Christie's International from 1989 to 1996 as finance director and as president of Christie's America.

David Tyler has been Group Finance Director of GUS since February 1997. Aside from his financial role, he also has responsibility for the development of group strategy. He is a non-executive director of Burberry Group plc. He is a fellow of the Chartered Institute of Management Accountants and a member of the Association of Corporate Treasurers.

1.2 Experian's Senior Management

On Admission, in addition to the Experian Board, members of the Experian Senior Management and their positions will be:

Name	Age	Position
Chris Callero	54	Chief Executive of The Americas
John Saunders	58	Chief Executive of Global Operations

1.2.1 John Saunders

John Saunders joined Experian in 1983 and was appointed chief executive of Experian's UK operations in 1996. In 2000 he was appointed head of Experian's International business. Prior to joining Experian he was responsible for the credit operations at GUS Home Shopping and at Reader's Digest UK. John Saunders was appointed chief executive of Global Operations in February 2005 and is also responsible for Experian-Scorex globally. John Saunders serves as a director and trustee of the Money Advice Trust, the UK's leading charity aiming to increase the quality and availability of money advice in the UK. He is also chairman of Experience Nottinghamshire, the county's official destination management partnership.

1.2.2 Chris Callero

Prior to joining Experian, Chris Callero spent more than 27 years at Bank of America where his roles included group executive vice president, managing several national businesses including consumer lending, small business, interactive banking, eCommerce, ATMs, debit cards, deposit products, retail investments, insurance and liability risk management. Chris Callero also previously served as chief operating officer of Wink Communications, a leading interactive television company. Chris Callero serves as chief executive officer of The Americas having been appointed to this position in February 2005. Chris Callero most recently served as president of Experian's credit services business having joined the company in 2002.

1.3 Registered office

The address of all the Experian Directors and the members of the Experian Senior Management, and the registered office of Experian Group is 22 Grenville Street, St Helier, Jersey JE4 8PX.

2 Corporate governance

The Experian Directors support high standards of corporate governance. The Combined Code currently recommends that at least half of the board of directors of a listed company, excluding the chairman, should comprise non-executive directors determined by the board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the director's judgment. Upon Admission, the Experian Board will consist of the chairman, at least one independent non-executive director, one other non-executive director and two executive directors.

The appointment of John Peace as chairman does not meet fully the independence criteria set out in the Combined Code but the Nomination Committee of GUS is strongly of the opinion that his appointment was in the best interests of the new company and its shareholders in view of John Peace's unrivalled experience of Experian's businesses and markets and the need for the chairman to have a close working relationship with Experian's Chief Executive and its experienced global management team.

The chairman's role is to ensure good corporate governance. His responsibilities will include leading the Experian Board, ensuring the effectiveness of the Experian Board in all aspects of its role, ensuring effective communication with shareholders, setting the Experian Board's agenda and ensuring that all Experian Directors are encouraged to participate fully in the activities and decision-making process of the Experian Board.

On Admission, Experian Group will have at least one independent non-executive director, namely Sir Alan Rudge. The Experian Board intends to appoint three further independent non-executive directors to the Experian Board prior to or shortly after Admission. The Combined Code recommends that the board should recommend one of its independent non-executive directors to the position of senior independent director. This senior independent director should be available to the Experian Shareholders in the event that contact through the normal channels of chairman, chief executive or financial director would be inappropriate or has been unsuccessful. Sir Alan Rudge will be nominated as the senior independent director of Experian Group.

The Experian Board will establish three committees: an audit committee, a nominations committee and a remuneration committee. If the need should arise, the Experian Board may set up additional committees as appropriate.

3 Experian employees

The tables below set out the average number of employees (full-time equivalents) employed by Experian (by geographic location and business line) for each of the last three financial periods and as at 30 June 2006:

3.1 The Americas

	12 months ended			
	31 March 2004	31 March 2005	31 March 2006*	As at 30 June 2006
Credit Services	3,134	2,268	2,262	2,478
Decision Analytics	234	268	301	327
Marketing Solutions	1,813	1,661	1,581	1,574
Interactive	275	323	735	865
Central Activities	—	—	—	—
Total	5,456	4,520	4,879	5,244

* In addition, 89 temporary employees were employed as at 31 March 2006.

3.2 United Kingdom and Ireland

	12 months ended			
	31 March 2004	31 March 2005	31 March 2006*	As at 30 June 2006
Credit Services	2,512	1,956	1,572	1,462
Decision Analytics	789	787	783	774
Marketing Solutions	724	840	1,165	1,301
Interactive	5	20	33	46
Central Activities	62	70	74	68
Total	4,092	3,673	3,627	3,651

* In addition, 82 temporary employees were employed as at 31 March 2006.

3.3 EMEA/Asia-Pacific

	12 months ended			
	31 March 2004	31 March 2005	31 March 2006*	As at 30 June 2006
Credit Services	3,427	2,718	2,707	2,625
Decision Analytics	320	306	433	442
Marketing Solutions	98	116	227	246
Interactive	—	—	—	1
Central Activities	—	—	—	—
Total	3,845	3,140	3,367	3,314

* In addition, 295 temporary employees were employed as at 31 March 2006.

4 Experian employee relations

Experian considers its relationship with its employees and, where appropriate, their representative groups (staff associations, works councils and trade unions) as extremely important. The GUS Directors believe that Experian's relations with its employees and their representative groups are good. Experian does not anticipate any changes to its good relations in the foreseeable future.

5 Experian Employee Share Plans and pension arrangements

5.1 Experian Employee Share Plans

Experian is proposing to adopt the Experian Employee Share Plans, subject to the approval of GUS Shareholders at the EGM. The principal features of the Experian Employee Share Plans are summarised in paragraph 38 of Part XIX: "Additional Information" of this document.

5.2 Experian pension scheme arrangements

Experian is not currently proposing to establish new pension arrangements. Employees will continue to participate in their current pension arrangements. Further details are set out in paragraph 8 of Part XIX: "Additional Information" of this document.

Part XIII: Experian Historical Financial Information

Section A: Experian Accountant's Report for the Years Ended 31 March 2005 and 31 March 2006 (IFRS)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors (the "**Directors**")
GUS plc
One Stanhope Gate
London W1K 1AF

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

26 July 2006

Dear Sirs

Experian Historical Financial Information

We report on the financial information set out in Section B of Part XIII below. This financial information has been prepared for inclusion in the Class 1 Circular dated 26 July 2006 (the "**Circular**") of GUS plc (the "**Company**") on the basis of the accounting policies set out in note 2 to the financial information.

Responsibilities

The Directors of the Company are responsible for preparing the financial information in accordance with the basis of preparation set out in note 1 to the financial information and on the basis of International Financial Reporting Standards as described in note 2.

We have formed an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to Experian's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Circular, a true and fair view of the state of affairs of Experian as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1 and on the basis of International Financial Reporting Standards as described in note 2.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section B: Experian Financial Information for the Years Ended 31 March 2005 and 31 March 2006 (IFRS)

Combined income statement

	Notes	For the year ended 31 March 2005 US$m	2006 US$m
Revenue	3	**2,517**	**3,084**
Cost of sales		(1,252)	(1,527)
Gross profit		**1,265**	**1,557**
Net operating expenses	5	(811)	(971)
Operating profit		**454**	**586**
Interest income		239	220
Interest expense		(221)	(232)
Financing fair value re-measurements		—	(2)
Net financing income/(costs)	8	18	(14)
Share of post-tax profits of associates	16	76	66
Profit before tax		**548**	**638**
Tax expense			
—UK		(103)	(96)
—Non-UK		(20)	(22)
	9	(123)	(118)
Profit after tax and for the financial year		**425**	**520**
Attributable to:			
Equity shareholders		425	520
Profit after tax and for the financial year		**425**	**520**
		cents	*cents*
Earnings per share	12		
—Basic		49.4	61.2
—Diluted		48.7	60.1

The financial information within this document may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses, tax charges and dividends may be significantly different from those that resulted from being wholly owned by GUS plc.

	Notes	For the year ended 31 March 2005 US$m	2006 US$m
Non-GAAP measures			
Reconciliation of profit before tax to Benchmark PBT			
Profit before tax	3	548	638
exclude: amortisation of acquisition intangibles	7	22	66
exclude: exceptional items	7	13	7
exclude: financing fair value remeasurements	7	—	2
exclude: tax expense on share of profits of associates	3	2	2
Benchmark PBT		**585**	**715**

Combined balance sheet

	Notes	At 31 March 2005 US$m	2006 US$m
Assets			
Non-current assets			
Goodwill	*13*	1,012	2,070
Other intangible assets	*14*	474	818
Property, plant and equipment	*15*	471	459
Investment in associates	*16*	195	225
Deferred tax assets	*24(a)*	403	351
Trade and other receivables	*17*	271	14
Other financial assets	*22*	—	145
		2,826	**4,082**
Current assets			
Inventories		1	3
Trade and other receivables	*17*	2,125	3,239
Current tax assets		139	157
Other financial assets	*22*	—	6
Cash and cash equivalents	*18*	157	157
		2,422	**3,562**
Total assets		**5,248**	**7,644**
Liabilities			
Non-current liabilities			
Trade and other payables	*19*	(36)	(96)
Loans and borrowings	*20*	(2,735)	(3,213)
Deferred tax liabilities	*24(b)*	(186)	(233)
Retirement benefit obligations	*21*	(57)	(22)
Other financial liabilities	*22*	—	(14)
		(3,014)	**(3,578)**
Current liabilities			
Trade and other payables	*19*	(1,848)	(2,766)
Loans and borrowings	*20*	(76)	(300)
Other financial liabilities	*22*	—	(36)
Current tax liabilities		(312)	(364)
		(2,236)	**(3,466)**
Total liabilities		**(5,250)**	**(7,044)**
Net (liabilities)/assets	25	**(2)**	**600**
Equity			
Invested capital	25	**(2)**	**600**

Combined statement of recognised income and expense

	Notes	For the year ended 31 March 2005 US$m	2006 US$m
Net income recognised directly in equity			
Net investment hedge		—	(16)
Fair value gains/(losses) in the year		11	(2)
Actuarial gains in respect of defined benefit pension schemes		26	29
Currency translation differences		—	(4)
Tax credit/(charge) in respect of items taken directly to equity		6	(7)
Net income recognised directly in equity		43	—
Profit for the financial year		425	520
Net income recognised for the year		**468**	**520**
Cumulative adjustment for the implementation of IAS 39		—	8
Total income recognised in the year		**468**	**528**
Net income recognised for the year attributable to:			
Equity shareholders		468	520
Net income recognised for the year		**468**	**520**
Cumulative adjustment for the implementation of IAS 39 attributable to:			
Equity shareholders	*33*		8
Total			**8**

Combined cash flow statement

	Notes	For the year ended 31 March 2005 US$m	2006 US$m
Cash flows from operating activities			
Cash generated from operations	30(a)	694	874
Interest paid	30(b)	(146)	(193)
Interest received		150	170
Dividends received from associates	16	46	48
Tax paid		(57)	(32)
Net cash inflow from operating activities		**687**	**867**
Cash flows from investing activities			
Purchase of property, plant and equipment		(85)	(62)
Sale of property, plant and equipment		17	—
Purchase of intangible assets		(144)	(150)
Sale of intangible assets		7	—
Purchase of non-current investments		(9)	(41)
Acquisition of subsidiaries, net of cash acquired	30(c)	(349)	(1,420)
Disposal of subsidiaries	30(d)	(5)	—
Net cash flows used in investing activities		**(568)**	**(1,673)**
Cash flows from financing activities			
Purchase of GUS plc shares		(410)	(65)
Issue of GUS plc shares	25	65	52
Sale of GUS plc shares		30	36
New borrowings	30(e)	769	647
Repayment of borrowings	30(e)	(655)	(63)
Capital element of finance lease rental payments		(6)	(2)
Net receipts from derivatives held to manage currency profile		164	13
Equity dividends paid to GUS plc shareholders	25	(520)	(508)
Net dividends received from other GUS group companies	25	192	21
Net proceeds on disposal of other GUS group companies	25	194	415
Funding paid to other GUS group companies		(120)	(57)
Net decrease in equity in other GUS group companies		22	93
Net cash flows (used in)/generated from financing activities		**(275)**	**582**
Exchange and other movements		4	(20)
Net decrease in cash and cash equivalents		**(152)**	**(244)**
Movement in cash and cash equivalents			
Cash and cash equivalents at 1 April		307	155
Net decrease in cash and cash equivalents		(152)	(244)
Cash and cash equivalents at the end of the financial year	30(f)	**155**	**(89)**

Non-GAAP measures
Reconciliation of net decrease in cash and cash equivalents to movement in net debt

	Notes	At 31 March 2005 US$m	2006 US$m
Net debt at 1 April		(2,329)	(2,654)
Net decrease in cash and cash equivalents		(152)	(244)
Increase in debt		(108)	(582)
Exchange and other movements		(65)	203
Net debt at the end of the financial year		**(2,654)**	**(3,277)**

Combined statement of net debt

	Notes	2005	2006
Cash and cash equivalents (net of overdrafts)	30(f)	155	(89)
Derivatives hedging loans and borrowings		—	79
Debt due within one year	20	(66)	(50)
Finance leases	20	(10)	(6)
Debt due after more than one year	20	(2,733)	(3,211)
Net debt at end of year		**(2,654)**	**(3,277)**

Net debt at 31 March 2006 is stated after deducting US$79m in respect of the fair value of derivatives related to Experian's borrowings.

Notes to the Combined Financial Information for the years ended 31 March 2005 and 31 March 2006

1 Basis of preparation of Combined Financial Information

This Combined Financial Information presents the financial record for the two years ended 31 March 2006 of those businesses that will be held by Experian at the date of admission of the shares of Experian to the London Stock Exchange. The Combined Financial Information therefore comprises an aggregation of amounts included in the financial statements of Experian entities, GUS plc and certain other GUS entities (together the "**Experian Companies**"). The principal entities and associated undertakings included within the financial record are shown in note 36 below. It excludes those businesses which have been sold and have been or will be demerged by GUS plc (principally Argos Retail Group ("**ARG**"), Burberry, Lewis Group and GUS plc's interest in BL Universal PLC (together the "**other GUS group companies**")).

Experian has not in the past formed a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for Experian. The net assets of Experian are represented by the cumulative investment in the Experian companies (shown as "**Invested capital**").

The following summarises the accounting and other principles applied in preparing the Combined Financial Information:

- Subsidiary undertakings and associates acquired or disposed of by Experian during the period presented have been included in the Combined Financial Information from and up to the date control was passed.
- All cash and other movements in capital amounts, being shares issued or cancelled or dividends paid, in respect of GUS plc have been reflected in the cash flow and reconciliation of movements in invested capital.
- Any funding of other GUS group companies during the period of the Combined Financial Information which comprises equity holdings and quasi-equity loans has been treated as part of invested capital. All changes in such funding are shown as movements in invested capital under "net decrease in equity in other GUS group companies".
- Debt finance utilised by GUS plc to fund the Experian companies and the other GUS group companies and trading balances with other GUS group companies are included within the financial record.
- Dividends paid to/received from other GUS group companies are shown as movements in invested capital under "net dividends received from other GUS group companies".
- Transactions and balances between entities included within the Combined Financial Information have been eliminated.
- GUS plc had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration, payroll and professional services to any of its underlying businesses. However, for the purposes of the preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs between Experian and ARG, based on an estimate of the usage of the services. These costs were affected by the arrangements that existed in the GUS plc Group and are not necessarily representative of the position that may prevail in the future.
- Tax charges in the Combined Financial Information have been determined based on the tax charges recorded by Experian companies in their statutory accounts as well as certain adjustments made for GUS plc Group consolidation purposes. The tax charges recorded in the combined income statement have been affected by the taxation arrangements within the GUS plc Group and are not necessarily representative of the tax charges that would have been reported had Experian been an independent group. They are not necessarily representative of the tax charges that may arise in the future.
- Interest income and expense recorded in the combined income statement have been affected by the financing arrangements within the GUS plc Group and are not necessarily representative of the interest income and expense that would have been reported had Experian been an independent group. They are not necessarily representative of the interest income and expense that may arise in the future. The rate of interest applying to funding balances within the Combined Financial Information has been determined by GUS plc.
- Financial information in respect of those businesses included within the Combined Financial Information has historically been reported in sterling, as this was the dominant functional currency of the GUS plc Group when it included other GUS group companies. As a result of the sale or demerger of those entities, the relative importance to the Combined Financial Information of The Americas reporting segment, whose principal functional currency is the US Dollar, has increased. Accordingly, Experian will convert from a reporting currency of Sterling to the US Dollar, being the most representative currency of its operations. The Combined Financial Information has been presented in US Dollars as though this has been the

reporting currency of Experian throughout that period. The exchange rates of US Dollars to sterling used in preparing the Combined Financial Information were as follows:

	Average rate	Closing rate
US Dollar to sterling:		
Year ended 31 March 2004	n/a	1.84
Year ended 31 March 2005	1.85	1.88
Year ended 31 March 2006	1.79	1.74

- The Combined Financial Information has been prepared on a going concern basis and under the historical cost convention, modified by the revaluation of certain fixed assets and financial instruments.

Accounting policies

The principal accounting policies applied in the preparation of this Combined Financial Information are set out in note 2. These policies have been consistently applied to both years presented, unless otherwise stated.

The Combined Financial Information has been prepared in accordance with International Financial Reporting Standards ("**IFRS**") as adopted by the European Union as modified having regard to certain conventions for the preparation of historical financial information for inclusion in Investment Circulars compiled in the Annexure to SIR 2000 "Investment reporting standards applicable to public reporting engagements on historical financial information" issued by the Auditing Practices Board. These are those standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board ("**IASB**") that have been endorsed by the European Union.

Transition to IFRS

The Combined Financial Information shows the results for the years ended 31 March 2005 and 31 March 2006. The results for the year ended 31 March 2005 have been adjusted for the effects of changes in accounting policy on transition to IFRS. These adjustments are summarised in note 32 below.

Experian has applied IFRS 1 "First-time adoption of International Financial Reporting Standards", and has elected to use the following exemptions:

- IFRS 3 has not been applied retrospectively to business combinations that occurred before 1 April 2004;
- Experian has used the fair value of certain of its properties as the deemed cost on transition to IFRS; and
- Cumulative translation differences for foreign operations have been deemed to be nil at 1 April 2004. Any gain or loss on a subsequent disposal of a foreign operation will exclude translation differences that arose before 1 April 2004.

Experian early adopted the December 2004 amendment to IAS 19 "Employee Benefits".

Adoption of IAS 32 and IAS 39

As permitted by IFRS 1, Experian elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year commencing 1 April 2005 and therefore this Combined Financial Information also implements IAS 32 and IAS 39 only in the year commencing 1 April 2005. The adjustment required as at 1 April 2005 is set out in note 33 below. The main adjustments that would make the comparative information comply with IAS 32 and IAS 39 relate to:

- Derivative instruments: Under UK GAAP, many derivative instruments are not accounted for at fair value, but are generally treated as off-balance sheet; and
- Hedge accounting: Hedge designation under UK GAAP was less restrictive than IAS 39, thereby allowing designation of hedge relationships in cases where IAS 39 does not permit hedge accounting.

Recent accounting developments

IFRS 7 "Financial Instruments: Disclosures" and amendments to IAS 1 "Presentation of Financial Statements—Capital Disclosures" were issued in August 2005 and are effective for accounting periods beginning on or after 1 January 2007. These amendments revise and enhance previous disclosures required by IAS 32 and IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions". These changes are not expected to have a material effect on the results and net assets of Experian.

Other standards, amendments and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee ("**IFRIC**") not expected to have a significant effect on Experian include: IFRS 6 "Exploration for and evaluation of mineral resources", amendment to IAS 39 "Cash flow hedge accounting of forecast intragroup transactions", amendments to IFRS 1 and IFRS 6: "Application of IFRS 6 to comparatives", amendment to IAS 39—The fair value option, amendments to IAS 39 and IFRS 4 "Insurance contracts—financial guarantee contracts", IFRIC 4 "Determining whether an arrangement contains a lease", IFRIC 5 "Rights to interests arising from decommissioning, restoration and environmental rehabilitation

funds", IFRIC 6 "Liabilities arising from participating in a specific market—waste electrical and electronic equipment" and IFRIC 7 "Applying the restatement approach" under IAS 29 "Financial Reporting in Hyperinflationary Economies".

Standards, amendments and interpretations still under review as to their effect on Experian include: Amendment to IAS 21 "The effect of changes in foreign exchange rates: net investment in a foreign operation", IFRIC 8 "Scope of IFRS 2" and IFRIC 9 "Re-assessment of embedded derivatives".

Basis of combination

Subsidiaries

Subsidiaries are fully combined from the date on which control was transferred to Experian. They cease to be combined from the date that Experian no longer has control. Under the requirements of IFRS 3 all business combinations are accounted for using the purchase method.

Inter-company transactions, balances and unrealised gains on transactions between Experian companies are eliminated on combination. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of subsidiaries are consistent with the policies adopted by Experian for the purposes of this aggregation.

Associates

Associates are entities over which Experian has significant influence but not control, generally achieved by a shareholding of between 20% and 50% of the voting rights. The equity method is used to account for investments in associates and investments are initially recognised at cost.

Experian's share of net assets of its associates and loans made to associates are included in the combined balance sheet. Experian's share of its associates' post-acquisition after tax profits or losses is recognised in the combined income statement, and its share of post-acquisition movements in equity is recognised in invested capital. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The carrying amount of an investment in an associate is tested for impairment by comparing its recoverable amount to its carrying amount whenever there is an indication that the investment may be impaired.

Critical accounting estimates and assumptions

In preparing the Combined Financial Information in accordance with note 1, management is required to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. The resulting accounting estimates, which are based on management's best judgement at the date of the Combined Financial Information will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

Taxes

Experian is subject to taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Experian recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

Pension benefits

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligations and net pension costs include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions may impact the amounts disclosed in the combined balance sheet and income statement.

The expected return on plan assets is calculated by reference to the plan investments at the year-end and is a weighted average of the expected returns on each main asset type (based on market yields available on these asset types at the year-end).

Experian has determined the appropriate discount rate at the end of each year. This is the interest rate used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligations. In determining the appropriate discount rate, Experian has considered the market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the estimated average term of the related pension liability.

Other key assumptions for defined benefit obligations and pension costs are based in part on market conditions at the relevant year-ends and additional information is disclosed in note 21.

Fair value of derivatives or other financial instruments

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. Experian uses its judgement to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Goodwill

Goodwill is allocated to cash generating units ("**CGUs**") and monitored for internal management purposes by geographical segment. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the geographical combination in which the goodwill arose.

Experian tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The recoverable amount of each CGU is determined based on value-in-use calculations.

These calculations require the use of cash flow projections based on financial budgets approved by management, looking forward up to five years. Cash flows are extrapolated using estimated growth rates beyond a five year period. The growth rates used do not exceed the long-term average growth rate for the businesses in which the segment operates.

Key assumptions used for value-in-use calculations are:

- Budgeted gross margin;
- Weighted average growth rate of 2.25% used to extrapolate cash flows beyond the budget period; and
- Pre-tax discount rate of 10% applied to the pre-tax cash flow projections.

Management determines budgeted gross margin based on past performance and its expectations for the market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates reflect Experian's weighted average cost of capital of 7%.

Critical judgements

Management has made certain judgements in the process of applying Experian's accounting policies that have a significant effect on the amounts recognised in the Combined Financial Information. This includes the classification of transactions between the combined income statement and combined balance sheet. The accounting policy descriptions set out where judgement needs exercising, the most significant of which is detailed below:

Intangible assets

Certain costs incurred in the developmental phase of an internal project are capitalised if a number of criteria are met. Management has made certain judgements and assumptions when assessing whether a project meets this criteria, and on measuring the costs and the economic life attributed to such projects.

On acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their estimated useful lives. These include such items as brand names and customer lists, to which value is first attributed at the time of acquisition. The capitalisation of these assets and the related amortisation charges are based on judgements about the value and economic life of such items.

Use of non-GAAP measures

Experian has identified certain measures that it believes will assist understanding of the performance of the business. The measures are not defined under IFRS and they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as they consider them to be important comparables and key measures used within the business for assessing performance.

The following are the key non-GAAP measures identified by Experian:

*Benchmark Profit Before Tax ("**Benchmark PBT**")*

Benchmark PBT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, exceptional items, financing fair value remeasurements and taxation. It includes Experian's share of associates' pre-tax profit.

*Earnings Before Interest and Tax ("**EBIT**")*

EBIT is defined as profit before amortisation of acquisition intangibles, goodwill impairments, exceptional items, net interest income/(expense), financing fair value remeasurements and taxation. It includes Experian's share of associates' pre-tax profit.

Exceptional items

The separate reporting of non-recurring exceptional items gives an indication of Experian's underlying performance. Exceptional items are those arising from the profit or loss on disposal of businesses or closure costs of material business units. All other restructuring costs are charged against EBIT in the segments in which they are incurred.

Net debt

Net debt is calculated as total debt less cash and cash equivalents. Total debt includes loans and borrowings (and the fair value of derivatives hedging loans and borrowings), overdrafts and obligations under finance leases.

2 Summary of significant accounting policies

Revenue recognition

Revenue represents the fair value of the sale of goods and services to external customers, net of value added tax and other sales taxes, rebates and discounts, including the provision and processing of data, subscriptions to services, software and database customisation and development and the sale of software licences, maintenance and related consulting services.

Revenue in respect of the provision and processing of data is recognised in the year in which the service is provided. Subscription revenues, and revenues in respect of services to be provided by an indeterminate number of acts over a specified period of time, are recognised on a straight line basis over those periods. Customisation, development and consulting revenues are recognised by reference to the stage of completion of the work. Revenue from software licences is recognised upon delivery. Revenue from maintenance agreements is recognised on a straight line basis over the term of the maintenance period.

Where a single arrangement comprises a number of individual elements which are capable of operating independently of one another, the total revenues are allocated amongst the individual elements based on an estimate of the fair value of each element. Where the elements are not capable of operating independently, or reasonable measures of fair value for each element are not available, total revenues are recognised on a straight line basis over the contract period.

Foreign currency translation

Presentation currency

The Combined Financial Information is presented in US Dollars.

Transactions and balances

Transactions in foreign currencies are recorded in the functional currency of the relevant Experian entity at the exchange rate prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate prevailing at the balance sheet date. Translation differences on monetary items are taken to financing fair value remeasurement in the combined income statement except when deferred in equity, as qualifying net investment hedges.

Translation differences on non-monetary available for sale financial instruments are reported as part of the fair value gain or loss in equity.

Experian entities

The results and financial position of Experian entities whose functional currencies are not US Dollars are translated into US Dollars as follows:

- Assets and liabilities are translated at the closing rate at the date of that balance sheet;
- Income and expenses are translated at the average exchange rate for the year; and
- All resulting exchange differences are recognised as a separate component of equity.

On combination, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments, primarily foreign exchange contracts, designated as hedges of such investments, are taken to equity. Tax charges and credits attributable to those exchange differences are taken directly to equity. When a foreign operation is sold, such exchange differences are recognised in the combined income statement as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Share-based payments

IFRS 2 "Share-based Payment" applies to equity instruments, such as share options in GUS plc granted since 7 November 2002. Experian has, however, elected to adopt full retrospective application of the standard on all share options and awards granted to employees before 7 November 2002 but not vested at the date of transition to IFRS (1 April 2004). Experian considers that retrospective application before 7 November 2002 provides a better indication of how past and future results are affected in relation to the year on year level of share option grants.

During the period presented, employees of the Experian companies have participated in a number of equity-settled, share-based compensation plans in respect of the shares of GUS plc. The fair value of options and shares granted is recognised as an expense in the income statement after taking into account Experian's best estimate of the number of awards expected to vest. Experian revises the vesting estimate at each balance sheet date. Non-market performance conditions are included in the vesting estimates. Expenses are incurred over the vesting period. Fair value is measured at the date of grant using whichever of the Black-Scholes, Monte Carlo model and closing market price is most appropriate to the award. Market based performance conditions are included in the fair value measurement on grant date and are not revised for actual performance.

Dividend distribution in respect of GUS plc shareholders

Final dividends are recognised in the Combined Financial Information in the year in which the dividends are approved in general meeting by GUS plc's shareholders. Interim dividends are recognised when they are paid.

Goodwill

Goodwill is the excess of the fair value of the consideration payable for an acquisition over the fair value of Experian's share of identifiable net assets of a subsidiary or associate acquired at the date of acquisition. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are made where necessary to bring the accounting policies of acquired businesses into alignment with those of Experian.

Goodwill on acquisitions of subsidiaries is separately recognised in the balance sheet. Goodwill on acquisitions of associates is included in the carrying amount of the investment. Goodwill is stated at cost less any impairment. Goodwill is not amortised but is tested annually for impairment. An impairment charge is recognised for any amount by which the carrying value of goodwill exceeds its recoverable amount.

Goodwill is allocated to CGUs and monitored for internal management purposes by geographical segment. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Where the recoverable amount of the CGU is less than its carrying amount, including goodwill, an impairment loss is recognised in the combined income statement.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold, allocated where necessary on the basis of relative fair value.

Other intangible assets

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill, if those assets are identifiable, separable or arising from legal rights and their fair value can be measured reliably. Intangible assets acquired separately from the acquisition of a business are capitalised at cost. Certain costs incurred in the developmental phase of an internal project are capitalised as intangible assets provided that a number of criteria are satisfied. These include the technical feasibility of completing the asset so that it is available for use or sale, the availability of adequate resources to complete the development and to use or sell the asset and how the asset will generate probable future economic benefit.

The cost of other intangible assets with finite useful economic or contractual lives is amortised over those lives. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If impaired they are written down to the higher of fair value less costs to sell and value in use.

Research expenditure is taken to the combined income statement in the year in which it is incurred.

Databases

Capitalised databases comprise the fair value of databases acquired as part of a business combination or the data purchase and data capture costs of internally developed databases.

Databases are held at cost and are amortised on a straight line basis over three to seven years.

Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software licences are held at cost and are amortised on a straight line basis over three to five years.

Costs that are directly associated with the production of identifiable and unique software products controlled by Experian, and that will generate economic benefits beyond one year, are recognised as intangible assets. Computer software development costs recognised as assets are amortised on a straight line basis over three to five years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Acquisition intangibles

Trade marks and licences

Trade marks and licences are carried at cost and are amortised on a straight line basis over their contractual lives, up to a maximum period of 20 years.

Trade names

Legally protected or otherwise separable trade names acquired as part of a business combination are capitalised at fair value on acquisition and amortised on a straight line basis over three to eight years based on management's expectations to retain trade names within the business.

Customer relationships

Contractual and non-contractual customer relationships acquired as part of a business combination are capitalised at fair value on acquisition and amortised on a straight line basis over three to eight years based on management's estimates of the average lives of customer relationships.

Completed technology

The fair value of completed technology acquired as part of a business combination is capitalised as an intangible asset. Completed technology is held at fair value on acquisition and amortised on a straight line basis over three to eight years based on the expected life of the asset.

Property, plant and equipment

Property, plant and equipment are held at cost less accumulated depreciation and any impairment in value.

Land is not depreciated.

Equipment on hire or lease is depreciated over the lower of the useful life and period of the lease.

Depreciation is provided on other property, plant and equipment at rates calculated to depreciate the cost, less estimated residual value based on prices prevailing at the balance sheet date, of each asset evenly over its expected useful life as follows:

- Freehold properties are depreciated over 50 years;
- Leasehold premises with lease terms of 50 years or less are depreciated over the remaining period of the lease; and
- Plant, vehicles and equipment are depreciated over two to ten years according to the estimated life of the asset.

Deferred consideration

Where part or all of the amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes a reasonable estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.

Where part or all of the amount of disposal consideration is contingent on future events, the disposal proceeds initially recorded include a reasonable estimate of the fair value of the contingent amounts expected to be receivable in the future. The proceeds are adjusted when revised estimates are made, with corresponding adjustments made to debtors, and profit and loss on disposal until the ultimate outcome is known.

Trade receivables

Trade receivables are initially recognised at fair value and carried at the lower of cost (original invoice amount) and recoverable amount. Where the time value of money is material, receivables are carried at amortised cost.

A provision for impairment of trade receivables is established when there is objective evidence that Experian will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the combined income statement. The cost of irrecoverable trade receivables is recognised in the combined income statement immediately.

Available for sale assets

Available for sale assets are non-derivative financial assets that are either designated to this category or not classified in any of the other financial asset categories. Available for sale assets are carried at fair value and are included in non-current assets unless management intends to dispose of the assets within 12 months of the balance sheet date. Unrealised gains and losses on available for sale assets are recognised directly in equity. On disposal or impairment of the assets, the gains and losses in equity are recycled through the income statement. At each balance sheet date, Experian assesses whether there is objective evidence to suggest that available for sale assets are impaired. In the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the security is impaired. If any such evidence exists, the cumulative loss is removed from equity and recognised in the combined income statement. Impairment losses recognised in the combined income statement on equity instruments are not subsequently reversed through the combined income statement.

Borrowings and borrowing costs

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost unless they are part of a fair value hedge accounting relationship. Initial differences between the proceeds of fixed rate borrowings and the redemption values are recognised in the income statement over the period of the borrowings using the effective interest rate method. Borrowings that are subject to a fair value hedge accounting relationship are measured at amortised cost adjusted for the change in fair value attributable to hedged risks.

Incremental borrowing costs which are directly attributable to the issue of debt are capitalised and amortised over the expected life of the borrowing using the effective interest rate method. All other borrowing costs are expensed in the year in which they are incurred.

Accounting for derivative financial instruments and hedging activities

Experian uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates, interest rates and social security obligations in respect of share-based payments. Derivative instruments utilised by Experian include interest rate swaps, cross currency swaps, forward foreign exchange contracts and equity swaps.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest over the period of the contract. The interest differential reflected in forward foreign exchange contracts is taken to net interest income/(expense).

Up to 31 March 2005

Financial instruments hedging the foreign currency risk on assets are revalued at the balance sheet date and the resulting gain or loss is offset against that arising from the translation of the underlying assets and taken to reserves.

From 1 April 2005

Derivatives are recognised at cost, being the fair value at the date a contract is entered into and are subsequently remeasured at their fair value.

The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedge relationship. Experian designates certain derivatives as:

- Fair value hedges—hedges of the fair value of recognised assets or liabilities or a firm commitment; or
- Net investment hedges—hedges of net investments in foreign operations.

Experian documents the relationship between hedging instruments and hedged items at the hedge inception, as well as its risk management objective and strategy for undertaking various hedge transactions. Experian also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. This effectiveness testing is performed at every reporting date throughout the life of the hedge to confirm that the hedge has remained and will continue to remain highly effective. Movements on the hedging reserve in equity are shown in the combined statement of recognised income and expense.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised or no longer qualifies for hedge accounting.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the combined income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The ineffective portion of a fair value hedge is recognised in financing fair value remeasurements in the combined income statement.

Net investment hedges

Any gain or loss on the hedging instrument relating to the effective portion of the hedge of a net investment in a foreign operation is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in financing fair value remeasurements in the combined income statement. Gains and losses accumulated in equity are included in the combined income statement when the foreign operation is disposed of.

Non-hedging derivatives

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the combined income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts, and the host contracts are not carried at fair value with unrealised gains or losses reported in the combined income statement.

Fair value estimation

The fair value of financial instruments traded in organised active financial markets is based on quoted market prices at the close of business on the balance sheet date. Up to 31 March 2005, the appropriate quoted market price for financial assets and liabilities is the current mid-market price. As of 1 April 2005, the appropriate quoted market price for financial liabilities is the current offer price and for financial assets the current bid price.

The fair value of financial instruments for which there is no quoted market price is determined by a variety of methods incorporating assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward foreign exchange market rates at the balance sheet date. The nominal value less estimated credit adjustments of short-term trade receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to Experian for similar financial instruments.

Financial risk management

Experian's activities expose it to a variety of financial risks: market risk including currency risk and interest rate risk, credit risk and liquidity risk. Experian's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on Experian's financial performance. Experian uses derivative financial instruments to hedge certain risk exposures.

Experian's Treasury function seeks to reduce or eliminate Experian's exposure to foreign exchange, interest rate and other financial risks. It also ensures surplus funds are managed and controlled in a prudent manner which will protect capital sums invested and ensure adequate short-term liquidity, while maximising returns. It does not operate as a profit centre and transacts only in relation to underlying business requirements. It operates policies and procedures which are periodically reviewed and approved by the directors.

Up to and including the year ended 31 March 2006, GUS plc reported in sterling. It regarded the US Dollar as a foreign currency and Experian's US business as a foreign operation. The hedging and risk management strategies pursued for the years then ended reflected this. Experian will report in US Dollars. As a result, existing hedging strategies may not be continued in the future.

Market risk

Foreign exchange risk

Experian operates internationally and is exposed to foreign exchange risk, primarily with respect to sterling and the euro. Foreign exchange risk arises from recognised assets and liabilities and net investments in foreign operations.

Experian has investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of Experian's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies and the use of forward foreign exchange contracts.

Interest rate risk

Experian has a policy of maintaining between 30% and 70% of net debt at rates that are fixed for more than one year. Experian's interest rate exposure is managed by the use of fixed and floating rate borrowings and

by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. It also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

Credit risk

In the case of deposits and derivative financial instruments, Experian is exposed to a credit risk, which results from the non-performance of contractual agreements on the part of the contract party. This credit risk is minimised by a policy under which Experian only enters into such contracts with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counter-party positions are monitored daily. The general credit risk on derivative financial instruments utilised by Experian is therefore not considered to be significant. There is no significant concentration of credit risk with respect to trade and other receivables, as Experian has a large number of customers, internationally dispersed, with no concentration on particular industries or markets. Experian has implemented policies that require appropriate credit checks on potential customers before granting credit. The maximum credit risk of financial assets is represented by the carrying value of the asset net of any applicable provision for impairment.

Liquidity risk

Experian maintains a mixture of long-term and short-term committed facilities that are managed to ensure it has sufficient available funds for operations and planned expansions.

Impairment of non-financial assets

Assets that are not subject to amortisation are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, term and call deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings in current liabilities on the combined balance sheet. For the purposes of the combined cash flow statement, cash and cash equivalents are as defined above, net of outstanding bank overdrafts.

Deferred taxation

Deferred taxation is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Combined Financial Information. However, if the deferred taxation arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by Experian and it is probable that the temporary difference will not reverse in the foreseeable future.

Leases

Finance leases

Leases of property, plant and equipment where Experian has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance cost is charged to the combined income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and its lease term.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Payments made under operating leases are charged to the combined income statement on a straight line basis over the period of the lease. Incentives from lessors are recognised as a systematic reduction of the charge over the period of the lease.

Employee benefits

(a) *Pension obligations*

The GUS Pension Scheme

The pension liability recognised in the combined balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent qualified actuaries using the projected unit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields available at the assessment date on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity consistent with the estimated average term of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the combined statement of recognised income and expense. As allowed by IFRS 1, the cumulative deficit on defined benefit pension schemes (and similar benefits) at transition date has been recognised in full as an adjustment to equity. Post transition, Experian is applying the rules of the 2004 amendment to IAS 19, recognising actuarial gains and losses immediately in the combined statement of recognised income and expense.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

The pension cost recognised in the combined income statement comprises the cost of benefits accrued plus interest on the defined benefit obligation less expected return on the plan assets over the year.

The GUS Money Purchase Pension Plan

The assets of this defined contribution scheme are held separately from those of Experian in an independently administered fund. The pension cost recognised in the combined income statement represents the contributions paid by Experian to the fund over the year.

(b) *Other post-employment obligations—Post-retirement healthcare costs*

Experian operates schemes which provide post-retirement healthcare benefits to certain retired employees and their dependent relatives. The principal scheme relates to former employees in the UK and, under this scheme, Experian has undertaken to meet the cost of post-retirement healthcare insurance for all eligible former employees and their dependants who retired prior to 1 April 1994.

The expected cost of these benefits is calculated using an actuarial methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognised in the combined statement of recognised income and expense. The obligations are valued annually by independent qualified actuaries.

3 Segmental information

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Primary reporting format — geographical segments

At 31 March 2006, Experian is organised on a worldwide basis into three core geographies:

(1) The Americas (North America and South America);

(2) UK & Ireland; and

(3) Europe, Middle East and Africa ("**EMEA**")/Asia-Pacific.

Inter-segment transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment assets consist primarily of property, plant and equipment, intangible assets including goodwill, investments in associates and receivables. They exclude tax assets, cash and derivatives designated as hedges of borrowings which are included within Central activities.

Segment liabilities comprise operating liabilities. They exclude items such as tax, borrowings and related hedging derivatives which are included within Central activities.

Capital expenditure comprises additions to property, plant and equipment and intangible assets, excluding additions resulting from acquisitions through business combinations.

Secondary reporting format — business segments

Experian operates across four key business segments:

(1) Credit Services;

(2) Decision Analytics;

(3) Marketing Solutions; and

(4) Interactive.

Credit Services acquires, processes and manages large and complex databases containing the credit histories of consumers and businesses and also operates business processing outsourcing services, mainly in France, helping banks and other clients with back office functions.

Decision Analytics builds on the Credit Services database information and helps clients by applying analytical tools and software to convert data held internally and other data into usable business information.

Marketing Solutions helps clients to acquire new customers and to manage their relationships with existing customers. By appending hundreds of characteristics to the credit and marketing data held in databases, Marketing Solutions provides clients with information designed to assist them in matching the right offer or product to the relevant customer using the most appropriate communication channels.

Interactive helps consumers to understand and manage their own financial information and assets as well as to make more informed purchase decisions in areas such as financial services, shopping and education and to connect them with companies over the Internet.

Geographical segments

Year ended 31 March 2005

(a) Income statement

	The Americas	UK & Ireland	EMEA/ Asia-Pacific	Central activities	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*
Revenue*	1,341	689	487	—	**2,517**
Profit					
Operating profit	261	169	54	(30)	**454**
Group share of associates' profit before tax	74	4	—	—	**78**
Segmental result	335	173	54	(30)	**532**
Net financing income (note 8)	—	—	—	18	**18**
Tax expense on share of profit of associates	(1)	(1)	—	—	**(2)**
Profit before tax	334	172	54	(12)	**548**
Tax expense					**(123)**
Profit for the financial year					**425**

	The Americas	UK & Ireland	EMEA/ Asia-Pacific	Central activities	Total
	US$m	US$m	US$m	US$m	US$m
Non-GAAP measures					
Reconciliation from EBIT to Profit before tax					
EBIT	356	182	59	(30)	**567**
Net interest income (note 8)	—	—	—	18	**18**
Benchmark PBT	356	182	59	(12)	**585**
Exceptional items (note 7)	(4)	(4)	(5)	—	**(13)**
Amortisation of acquisition intangibles (note 7)	(17)	(5)	—	—	**(22)**
Exceptional and other non-GAAP measures	(21)	(9)	(5)	—	**(35)**
Tax expense on share of profit of associates	(1)	(1)	—	—	**(2)**
Profit before tax	334	172	54	(12)	**548**

* Revenue arose principally from the provision of services.

Costs included within Central activities represent corporate head office costs which include costs arising from finance, treasury and other global functions.

(b) Balance sheet

	The Americas	UK & Ireland	EMEA/ Asia-Pacific	Central activities	Total
	US$m	US$m	US$m	US$m	US$m
Total segment assets	1,417	703	503	444	**3,067**
Less: liabilities	(354)	(245)	(158)	(139)	**(896)**
Segment capital employed	1,063	458	345	305	**2,171**
Net debt					**(2,654)**
Tax					**44**
Balances with other GUS Group companies					**437**
Net liabilities					**(2)**

Capital employed for Central activities represents corporate head office balances including pension assets, loan notes receivable and derivative assets and liabilities.

(c) Other

	The Americas	UK & Ireland	EMEA/ Asia-Pacific	Central activities	Total
	US$m	US$m	US$m	US$m	US$m
Benchmark PBT is stated after charging:					
Depreciation of property, plant and equipment (note 15)	33	21	13	3	**70**
Amortisation of intangible assets (note 14)	116	23	8	—	**147**
Benchmark PBT includes:					
Share of pre-tax profit of associates	74	4	—	—	**78**
Segment net assets includes:					
Investment in associates	195	—	—	—	**195**
Capital expenditure	123	52	30	—	**205**

Geographical segments

Year ended 31 March 2006

(a) Income statement

	The Americas	UK & Ireland	EMEA/ Asia-Pacific	Central activities	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*
Revenue*	1,804	758	522	—	**3,084**
Profit					
Operating profit	365	197	62	(38)	**586**
Group share of associates' profit before tax	68	—	—	—	**68**
Segmental result	433	197	62	(38)	**654**
Net financing costs (note 8)	—	—	—	(14)	**(14)**
Tax expense on share of profit of associates	(2)	—	—	—	**(2)**
Profit before tax	431	197	62	(52)	**638**
Tax expense					**(118)**
Profit for the financial year					**520**
Non-GAAP measures					
Reconciliation from EBIT to Profit before tax					
EBIT	479	215	64	(31)	**727**
Net interest expense (note 8)	—	—	—	(12)	**(12)**
Benchmark PBT	479	215	64	(43)	**715**
Exceptional items (note 7)	—	—	—	(7)	**(7)**
Amortisation of acquisition intangibles (note 7)	(46)	(18)	(2)	—	**(66)**
Financing fair value remeasurements (note 7)	—	—	—	(2)	**(2)**
Exceptional and other non-GAAP measures (note 7)	(46)	(18)	(2)	(9)	**(75)**
Tax expense on share of profit of associates	(2)	—	—	—	**(2)**
Profit before tax	431	197	62	(52)	**638**

* Revenue arose principally from the provision of services.

Costs included within Central activities represent corporate head office costs which include costs arising from finance, treasury and other global functions.

(b) Balance sheet

	The Americas	UK & Ireland	EMEA/ Asia-Pacific	Central activities	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*
Total segment assets	2,727	906	501	408	**4,542**
Less: segment liabilities	(503)	(251)	(162)	(119)	**(1,035)**
Segment capital employed	**2,224**	**655**	**339**	**289**	**3,507**
Net debt					**(3,277)**
Tax					**(89)**
Balances with other GUS Group companies					**459**
Net assets					**600**

Capital employed for Central activities represents corporate head office balances including pension assets, loan notes receivable and derivative assets and liabilities.

(c) Other

	The Americas	UK & Ireland	EMEA/ Asia-Pacific	Central activities	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*
Benchmark PBT is stated after charging:					
Depreciation of property, plant and equipment (note 15)	36	20	11	3	**70**
Amortisation of intangible assets (note 14)	143	41	16	—	**200**
Benchmark PBT includes:					
Share of pre-tax profit of associates	68	—	—	—	**68**
Segment net assets includes:					
Investment in associates	225	—	—	—	**225**
Capital expenditure	129	43	32	8	**212**

Business segments

(a) Income statement

	Year ended 31 March 2005					
	Credit Services	Decision Analytics	Interactive	Marketing Solutions	Central activities	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
Revenue*	1,426	290	295	506	—	**2,517**
Profit						
Operating profit	314	94	37	39	(30)	**454**
Group share of associates' profit before tax	78	—	—	—	—	**78**
Segmental result	392	94	37	39	(30)	**532**
Net financing income (note 8)	—	—	—	—	18	**18**
Tax expense on share of profit of associates	(2)	—	—	—	—	**(2)**
Profit before tax	390	94	37	39	(12)	**548**
Tax expense						**(123)**
Profit for the financial year						**425**
Non-GAAP measures Reconciliation from EBIT to Profit before tax						
EBIT	407	94	52	44	(30)	**567**
Net interest income (note 8)	—	—	—	—	18	**18**
Benchmark PBT	407	94	52	44	(12)	**585**
Exceptional items (note 7)	(13)	—	—	—	—	**(13)**
Amortisation of acquisition intangibles (note 7)	(2)	—	(15)	(5)	—	**(22)**
Exceptional and other non-GAAP measures (note 7)	(15)	—	(15)	(5)	—	**(35)**
Tax expense on share of profit of associates	(2)	—	—	—	—	**(2)**
Profit before tax	390	94	37	39	(12)	**548**

Note:

* Revenue arose principally from the provision of services.

Costs included within Central activities represent corporate head office costs which include costs arising from finance, treasury and other global functions.

Business segments

(a) Income statement (continued)

	Year ended 31 March 2006					
	Credit Services	Decision Analytics	Interactive	Marketing Solutions	Central activities	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Revenue*	1,504	325	628	627	—	**3,084**
Profit						
Operating profit	395	102	86	41	(38)	**586**
Group share of associates' profit before tax	68	—	—	—	—	**68**
Segmental result	463	102	86	41	(38)	**654**
Net financing costs (note 8)	—	—	—	—	(14)	**(14)**
Tax expense on share of profit of associates	(2)	—	—	—	—	**(2)**
Profit before tax	461	102	86	41	(52)	**638**
Tax expense						**(118)**
Profit for the financial year						**520**
Non-GAAP measures Reconciliation from EBIT to Profit before tax						
EBIT	477	102	122	57	(31)	**727**
Net interest expense (note 8)	—	—	—	—	(12)	**(12)**
Benchmark PBT	477	102	122	57	(43)	**715**
Exceptional items (note 7)	—	—	—	—	(7)	**(7)**
Amortisation of acquisition intangibles (note 7)	(14)	—	(36)	(16)	—	**(66)**
Financing fair value remeasurements (note 7)	—	—	—	—	(2)	**(2)**
Exceptional and other non-GAAP measures (note 7)	(14)	—	(36)	(16)	(9)	**(75)**
Tax expense on share of profit of associates	(2)	—	—	—	—	**(2)**
Profit before tax	461	102	86	41	(52)	**638**

* Revenue arose principally from the provision of services.

Costs included within Central activities represent corporate head office costs which include costs arising from finance, treasury and other global functions.

(b) Total segment assets

	2005	2006
	US$m	US$m
Credit Services	1,398	1,652
Decision Analytics	251	242
Interactive	194	1,174
Marketing Solutions	588	893
Central activities	636	581
	3,067	**4,542**

(c) Capital expenditure by business segment

	2005	2006
	US$m	US$m
Credit Services	150	132
Decision Analytics	10	11
Interactive	7	13
Marketing Solutions	38	48
Central activities	—	8
	205	**212**

4 Foreign currency

The principal exchange rates used were as follows:

	Average		Closing		
	2005	2006	2004	2005	2006
US Dollar to sterling	1.85	1.79	1.84	1.88	1.74
US Dollar to euro	1.27	1.22	1.23	1.30	1.22

5 Expenses

(a) By function

	2005	2006
	US$m	US$m
Net operating expenses comprise:		
Distribution costs	262	272
Administrative expenses	549	699
	811	**971**

(b) By nature

	2005	2006
	US$m	US$m
Profit before tax is stated after charging:		
Net operating lease rental expense	70	91
Depreciation of property, plant and equipment (note 15)	70	70
Amortisation of intangible assets (note 14)	147	200
Employee benefit costs (note 6)	929	1,020
Research expenditure	4	5
Audit fees:		
— statutory audit	2	2
Auditors' remuneration for non-audit services:		
— further assurance services	—	4
— tax advisory services	5	5

Amortisation of intangible assets is charged to administrative expenses, except for the amortisation of databases which is charged to cost of sales.

For the years ended 31 March 2006 and 31 March 2005, Experian incurred a small fine and agreed to provide certain refunds to consumers under an agreement with the US Federal Trade Commission.

6 Employee benefit costs and employee numbers

(a) The aggregate employee costs of Experian were as follows:

	2005	2006
	US$m	US$m
Wages and salaries	720	788
Social security costs	145	150
Share-based payments (note 26)	24	29
Pension costs—defined benefit plans (note 21)	23	26
Pension costs—defined contribution plans (note 21)	17	27
	929	**1,020**

(b) The average number of employees during the year was:

	2005			2006		
	Full time	Part time	Full time equivalent	Full time	Part time	Full time equivalent
The Americas	4,441	157	4,520	4,796	167	4,879
UK & Ireland	3,364	478	3,603	3,452	201	3,553
EMEA/Asia-Pacific	2,996	223	3,140	3,253	229	3,367
Central activities	70	—	70	74	—	74
	10,871	**858**	**11,333**	**11,575**	**597**	**11,873**

(c) Key management compensation

	2005	2006
	US$m	*US$m*
Salaries and short-term employee benefits	12	13
Retirement benefits	2	2
Other long-term benefits	—	2
Share-based payments	8	11
	22	**28**

Key management personnel are represented by the directors and certain senior management.

7 Exceptional and other non-GAAP measures

	2005	2006
	US$m	*US$m*
Exceptional items		
Loss on sale of businesses	13	—
Costs incurred relating to the planned Demerger	—	7
Total exceptional items	13	7
Other non-GAAP measures		
Amortisation of acquisition intangibles	22	66
Financing fair value remeasurements (note 8)	—	2
Total other non-GAAP measures	22	68
Total exceptional and other non-GAAP measures	**35**	**75**

Exceptional items

The loss on sale of businesses in the year ended 31 March 2005 arose primarily from the disposal of two non-core businesses.

Other non-GAAP measures

IFRS requires that, on acquisition, specific intangible assets are identified and recognised separately from goodwill and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition. As permitted by IFRS, acquisitions prior to 1 April 2004 have not been restated. As it did with goodwill under UK GAAP, Experian has excluded amortisation of these acquisition intangibles from its definition of Benchmark PBT because such a charge is based on uncertain judgements about their value and economic life.

An element of Experian's derivatives is ineligible for hedge accounting under IFRS. Gains or losses on such elements arising from market movements are credited or charged to financing fair value remeasurements in the combined income statement.

8 Net financing income/(costs)

	2005	2006
	US$m	*US$m*
Interest income:		
Other GUS group companies	107	102
Bank deposits	11	5
Loan notes (note 17)	13	14
Interest differential on derivatives	55	45
Expected return on pension scheme assets (note 21)	53	54
Interest income	239	220
Interest expense:		
Other GUS group companies	20	14
Bank loans and overdrafts	18	64
Eurobonds and notes	128	107
Finance leases	2	—
Commitment and facility utilisation fees	2	2
Interest expense on pension scheme liabilities (note 21)	51	45
Interest expense	221	232
Net interest income/(expense)	**18**	**(12)**
Financing fair value remeasurements:		
Fair value gains on non hedging derivatives	—	23
Ineffective portion of fair value hedges of borrowings	—	(5)
Ineffective portion of net investment hedges	—	5
Net foreign exchange transaction losses	—	(25)
Financing fair value remeasurements	—	(2)
Net financing income/(costs)	**18**	**(14)**

There are no comparative numbers for financing fair value remeasurements since Experian did not adopt IAS 32 and IAS 39 until the year commencing 1 April 2005 (see note 33).

9 Tax expense

(a) Analysis of charge recognised in the combined income statement

	2005	2006
	US$m	*US$m*
Current tax:		
UK corporation tax on profits of the year	17	59
Adjustments in respect of prior years	2	(4)
	19	55
Non-UK tax:		
Current tax on profits of the year	20	29
Adjustments in respect of prior years	—	(7)
	20	22
Total current tax charge for the year	39	77
Deferred tax:		
Origination and reversal of temporary differences	72	54
Adjustments in respect of prior years	12	(13)
Total deferred tax charge for the year	84	41
Total tax expense in combined income statement	**123**	**118**

(b) Tax reconciliation

The effective tax rate for the year of 18.4% (2005 22.4%) after adjusting for the net income from associates, is lower than the standard rate of corporation tax in the UK (30%).

The differences are explained below:

	2005	2006
	US$m	US$m
Profit before tax	548	638
Plus: tax on share of profits of associates	2	2
Adjusted profit before tax	550	640
Adjusted profit before tax multiplied by the standard rate of Corporation tax in the UK of 30% (2005 30%)	165	192
Effects of:		
Adjustments to tax charge in respect of prior periods	14	(24)
Income not taxable	(11)	(11)
Expenses not deductible	31	45
Utilisation of previously unrecognised tax losses	(2)	(2)
Tax on share of profits of associates	(2)	(2)
Difference in non-UK tax rates	(52)	(54)
Other adjustments	(24)	(28)
Disposal of businesses	4	2
Total tax expense in combined income statement	**123**	**118**

(c) The effective rate of tax on Benchmark PBT

The effective rate of tax based on Benchmark PBT of US$715m (2005 US$585m) is 16.5% (2005 21.0%).

(d) Tax on items charged to equity

In addition to the amount charged to the combined income statement, tax amounting to US$7m (2005: credit of US$6m) has been charged directly to equity, relating mainly to share schemes and actuarial gains/losses on retirement benefit obligations.

10 Acquisitions

(a) Acquisitions for the year ended 31 March 2005

The cash costs of acquisitions amounted to US$325m. They included the acquisition of 100% of the share capital of QAS on 5 October 2004, a leading supplier of address management software in the UK (for a net cost of US$167m) and 100% of the share capital of Simmons on 15 October 2004 (for a net cost of US$39m), a market research company in the US.

The acquisitions in the year are not considered individually material to Experian. In aggregate, it is estimated that these acquired businesses contributed revenues of US$92m and profit after tax of US$11m to Experian for the periods from their respective acquisition dates to 31 March 2005. Due to the acquired entities using different accounting policies prior to acquisition, previously reporting to different period ends and, in certain cases, preparing financial information on a cash basis prior to acquisition, it has been impracticable to estimate the impact on Experian revenue or results, as if those acquisitions had been completed on 1 April 2004.

Details of the net assets acquired and the provisional goodwill are as follows:

	Book value	Fair value
	US$m	*US$m*
Non-current assets	22	126
Current assets:		
Trade and other receivables	35	35
Cash and cash equivalents	43	43
Trade and other payables	(72)	(79)
Provision for liabilities and charges	(26)	(28)
Net assets acquired	2	97
Goodwill (note 13)		294
		391
Satisfied by:		
Cash		362
Acquisition expenses		6
Deferred cash consideration		23
		391

Non-current assets comprises principally intangible assets with a fair value of US$111m and a book value of US$7m.

The fair values set out above contain certain provisional amounts which will be finalised no later than one year after the date of acquisition. Goodwill represents the synergies, assembled workforce and future growth potential of the businesses acquired.

There were no adjustments to the provisional acquisition accounting for acquisitions made in the 2004 period. Deferred consideration is primarily payable in cash up to three years after the date of acquisition and in some cases is contingent on the businesses acquired achieving revenue and profit targets.

(b) Acquisitions for the year ended 31 March 2006

On 5 May 2005 Experian acquired 100% of the issued share capital and voting rights of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the US.

On 14 December 2005 Experian acquired 100% of the issued share capital and voting rights of PriceGrabber.com, a leading provider of online comparison shopping services in the US.

During the year ended 31 March 2006, Experian made several other acquisitions, none of which are considered individually material to Experian, including three Florida-based affiliate credit bureaux, ClassesUSA, Baker Hill and Vente in North America, and ClarityBlue and FootFall in the UK.

In aggregate, it is estimated that these acquired businesses contributed revenues of US$336m and profit after tax of US$29m to Experian for the periods from their respective acquisition dates to 31 March 2006. If these acquisitions had been completed on 1 April 2005, Experian's revenues from the acquired businesses for the year have been estimated at US$515m. Due to the acquired entities using different accounting policies prior to acquisition, previously reporting to different period ends and, in certain cases, preparing financial information on a cash basis prior to acquisition, it has been impracticable to estimate the impact on Experian's profit had they been owned from 1 April 2005.

Details of the net assets acquired and the provisional goodwill are as follows:

	LowerMyBills.com		PriceGrabber.com		Other acquisitions		Total	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Intangible assets	—	79	—	145	2	170	**2**	**394**
Property, plant and equipment	2	2	2	2	11	11	**15**	**15**
Deferred tax assets	14	—	—	—	18	—	**32**	—
Inventories	—	—	—	—	2	2	**2**	**2**
Trade and other receivables	18	18	7	7	48	43	**73**	**68**
Cash (net of overdrafts)	7	7	2	2	(9)	(9)	—	—
Other financial assets	2	2	2	2	11	11	**15**	**15**
Deferred tax liabilities	—	(18)	—	—	—	(23)	—	**(41)**
Trade and other payables	(25)	(25)	(7)	(7)	(50)	(59)	**(82)**	**(91)**
Net assets acquired	18	65	6	151	33	146	**57**	**362**
Goodwill (note 13)		316		345		463		**1,124**
		381		**496**		**609**		**1,486**
Satisfied by:								
Cash		324		494		548		**1,366**
Acquisition expenses		11		2		5		**18**
Deferred cash consideration		46		—		56		**102**
		381		**496**		**609**		**1,486**

The fair values set out above contain certain provisional amounts which will be finalised no later than one year after the date of acquisition. Goodwill represents the synergies, assembled workforce and future growth potential of the businesses acquired.

There were no adjustments to the provisional acquisition accounting for acquisitions made in the 2005 period. Deferred consideration is primarily payable in cash up to three years after the date of acquisition and in some cases is contingent on the businesses acquired achieving revenue and profit targets.

11 Dividends to GUS plc shareholders

	2005	2006
	US$m	US$m
Amounts recognised as distributions to equity holders during the year		
Interim	167	147
Final	353	361
Ordinary dividends paid on equity shares	**520**	**508**

The above dividends have been charged directly against invested capital as shown in note 25.

12 Basic and diluted earnings per share

The calculation of earnings per share has been based on earnings of US$520 million (2005 US$425 million). The weighted average number of Ordinary shares in issue used in calculations for the years ended 31 March 2005 and 2006 has been adjusted to take account of issues, repurchases and cancellations of GUS plc Ordinary shares in the two years ended 31 March 2006, including the effect of a share consolidation that took place in December 2005 following the Burberry dividend in specie.

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes under the existing GUS plc arrangements and does not take account of the new arrangements to be put in place as part of the Demerger.

	2005	2006
	cents	*cents*
Basic earnings per share	49.4	61.2
Diluted earnings per share	48.7	60.1

	For the year ended 31 March	
	2005	2006
	m	*m*
Number of shares in issue during the year	860.1	849.8
Dilutive effect of share incentive awards	12.6	15.0
Diluted number of shares in issue during the year	**872.7**	**864.8**

13 Goodwill

	US$m
Cost and carrying amount	
At 1 April 2004	719
Differences on exchange	14
Additions through business combinations (note 10)	294
Transfer to acquisition intangibles (note 14)	(15)
At 31 March 2005	**1,012**
At 1 April 2005	1,012
Differences on exchange	(48)
Additions through business combinations (note 10)	1,124
Transfer to acquisition intangibles (note 14)	(18)
At 31 March 2006	**2,070**

Goodwill has been allocated to CGUs as follows: The Americas US$1,356m (2005 US$437m), UK and Ireland US$441m (2005 US$285m) and EMEA/Asia-Pacific US$273m (2005 US$290m).

14 Other intangible assets

	Databases	Internal use software	Internally generated software	Acquisition* intangibles	Total
	US$m	US$m	US$m	US$m	US$m
Cost					
At 1 April 2004	473	116	156	—	**745**
Differences on exchange	4	1	2	2	**9**
Additions through business combinations	13	—	—	115	**128**
Other additions	83	33	28	—	**144**
Transfer between assets	(2)	—	2	15	**15**
Disposal of subsidiaries	—	—	(13)	—	**(13)**
Other disposals	(55)	(2)	(30)	—	**(87)**
At 31 March 2005	**516**	**148**	**145**	**132**	**941**
Amortisation and impairment losses					
At 1 April 2004	256	59	81	—	**396**
Differences on exchange	7	4	2	—	**13**
Transfer between assets	(2)	—	2	—	**—**
Charge for the year	83	18	24	22	**147**
Disposal of subsidiaries	—	—	(9)	—	**(9)**
Other disposals	(52)	(2)	(26)	—	**(80)**
At 31 March 2005	**292**	**79**	**74**	**22**	**467**
Net Book Value at 31 March 2005	**224**	**69**	**71**	**110**	**474**

	Databases	Internal use software	Internally generated software	Acquisition Intangibles	Total
	US$m	US$m	US$m	US$m	US$m
Cost					
At 1 April 2005	516	148	145	132	**941**
Differences on exchange	(15)	(2)	(8)	(10)	**(35)**
Additions through business combinations (note 10)	2	—	—	392	**394**
Other additions	95	21	32	2	**150**
Transfer between assets (note 13)	—	—	—	18	**18**
Disposals	(12)	(38)	—	—	**(50)**
At 31 March 2006	**586**	**129**	**169**	**534**	**1,418**
Amortisation and impairment losses					
At 1 April 2005	292	79	74	22	**467**
Differences on exchange	(12)	(2)	(4)	1	**(17)**
Charge for the year	88	25	21	66	**200**
Disposals	(12)	(38)	—	—	**(50)**
At 31 March 2006	**356**	**64**	**91**	**89**	**600**
Net Book Value at 31 March 2006	**230**	**65**	**78**	**445**	**818**

Note:
* Acquisition intangibles represents trade marks and licences, trade names, customer relationships and completed technology.

15 Property, plant and equipment

	Freehold properties	Leasehold properties		Plant & equipment	Assets in course of construction	Total
		Long leasehold	Short leasehold			
	US$m	US$m	US$m	US$m	US$m	US$m
Cost						
At 1 April 2004	173	5	108	508	74	**868**
Differences on exchange	2	—	1	11	—	**14**
Additions through business combinations (note 10)	17	—	—	4	—	**21**
Other additions	—	—	2	68	15	**85**
Transfer between assets	89	—	—	—	(89)	**—**
Disposal of subsidiaries	—	—	—	(7)	—	**(7)**
Other disposals	(11)	(5)	(2)	(44)	—	**(62)**
At 31 March 2005	**270**	**—**	**109**	**540**	**—**	**919**
Depreciation						
At 1 April 2004	33	4	10	369	—	**416**
Differences on exchange	1	—	—	12	—	**13**
Charge for the year	7	—	2	61	—	**70**
Disposal of subsidiaries	—	—	—	(6)	—	**(6)**
Other disposals	—	(4)	(2)	(39)	—	**(45)**
At 31 March 2005	**41**	**—**	**10**	**397**	**—**	**448**
Net Book Value at 31 March 2005	**229**	**—**	**99**	**143**	**—**	**471**

	Freehold properties	Leasehold properties: Long leasehold	Leasehold properties: Short leasehold	Plant & equipment	Assets in course of construction	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Cost						
At 1 April 2005	270	—	109	540	—	**919**
Differences on exchange	(14)	—	(1)	(21)	—	**(36)**
Additions through business combinations (note 10)	—	—	2	13	—	**15**
Other additions	5	—	2	55	—	**62**
Disposals	—	—	—	(147)	—	**(147)**
At 31 March 2006	**261**	**—**	**112**	**440**	**—**	**813**
Depreciation						
At 1 April 2005	41	—	10	397	—	**448**
Differences on exchange	(2)	—	1	(16)	—	**(17)**
Charge for year	7	—	4	59	—	**70**
Disposals	—	—	—	(147)	—	**(147)**
At 31 March 2006	**46**	**—**	**15**	**293**	**—**	**354**
Net Book Value at 31 March 2006	**215**	**—**	**97**	**147**	**—**	**459**

Experian leases plant and equipment under a number of finance lease agreements. The net book value of assets held under finance leases and capitalised in plant and equipment is US$4m (2005 US$8m).

16 Investments in associates

	2005	2006
	US$m	US$m
Cost		
At 1 April	163	195
Differences on exchange	(1)	—
Movement on acquisition of balance of shareholding in Motorfile Limited	(6)	—
Additions	9	12
Share of profit after tax	76	66
Dividends received	(46)	(48)
At 31 March	**195**	**225**

Experian's principal interest in associated undertakings is a 20% interest in First American Real Estate Solutions LLC ("**FARES**"), a US partnership (whose financial year end is 31 December). At 31 March 2006, Experian's share of the assets of FARES amounted to US$374m (2005 US$349m) and its share of liabilities to US$155m (2005 US$158m). Experian's share of revenue for the year ended 31 March 2006 is US$254m (2005 US$262m), and its share of profit after tax US$66m (2005 US$76m).

Experian's investment in FARES at 31 March 2006 includes goodwill of US$186m (2005 US$188m).

The additions in the years ended 31 March 2005 and 31 March 2006 are further investments in FARES.

Experian's share of cumulative retained profits of associated undertakings at 31 March 2006 is US$99m (2005 US$90m).

Following the acquisition of the balance of shareholding in Motorfile Limited in the year ended 31 March 2005, there were no other material interests in associated undertakings.

17 Trade and other receivables

	2005		2006	
	Current	Non-current	Current	Non-current
	US$m	US$m	US$m	US$m
Trade receivables	470	—	528	—
Trading and funding balances owed by other GUS Group companies (note 31)	1,481	—	2,309	—
Amounts owed by associates	—	—	2	—
VAT recoverable	23	—	10	—
Deferred consideration receivable	—	264	244	—
Other prepayments and accrued income	151	7	146	14
	2,125	**271**	**3,239**	**14**

The deferred consideration in respect of the disposal of the home shopping and Reality businesses of US$244m (2005: US$264m) was received in full by GUS plc in April 2006 from March UK Limited. In the

period, Experian received interest based on LIBOR on the whole of the contractual amount, which comprised loan notes of £140m (disclosed above as US$244m at 31 March 2006).

Experian has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 April 2005. The financial information in respect of the year ended 31 March 2005 is prepared in accordance with UK GAAP to the extent that it relates to recognition and measurement of financial instruments. The nature of the main adjustments that would make the information comply with IAS 32 and IAS 39 is set out in note 33.

The analysis of the maturity profile for non-current items is contained in note 23.

18 Cash and cash equivalents

	2005	2006
	US$m	US$m
Cash at bank and in hand	145	153
Short-term bank deposits	12	4
	157	**157**

The effective interest rate during the year ended 31 March 2006 for cash and cash equivalents is 2.2%.

19 Trade and other payables

	2005		2006	
	Current	Non-current	Current	Non-current
	US$m	US$m	US$m	US$m
Trade creditors	134	—	153	—
VAT and other taxes payable	41	—	47	—
Social security costs	53	—	61	—
Trading and funding balances owed to other GUS Group companies (note 31)	1,044	—	1,850	—
Accruals and deferred income	501	19	582	96
Other creditors	75	17	73	—
	1,848	**36**	**2,766**	**96**

Experian has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 April 2005. The financial information in respect of the year ended 31 March 2005 is prepared in accordance with UK GAAP to the extent that it relates to recognition and measurement of financial instruments. The nature of the main adjustments that would make the information comply with IAS 32 and IAS 39 is set out in note 33.

The analysis of the maturity profile for non-current items is contained in note 23.

20 Loans and borrowings

	2005		2006	
	Current	Non-current	Current	Non-current
	US$m	US$m	US$m	US$m
€568m 4.125% Euronotes 2007	—	706	—	688
£350m 6.375% Eurobonds 2009	—	656	—	619
£350m 5.625% Euronotes 2013	—	656	—	596
Bank loans—sterling	66	715	50	646
Bank loans—US Dollar	—	—	—	662
Overdrafts—euro	2	—	246	—
	68	2,733	296	3,211
Present value of obligations under finance leases	8	2	4	2
	76	**2,735**	**300**	**3,213**

Experian has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 April 2005. The financial information in respect of the year ended 31 March 2005 is prepared in accordance with UK GAAP to the extent that it relates to recognition and measurement of financial instruments. The nature of the main adjustments that would make the information comply with IAS 32 and IAS 39 is set out in note 33.

For 2006, the effective interest rate of Euronotes and Eurobonds is the nominal rate indicated above. The effective interest rate of bank loans and overdrafts is 4.9% and 3.0% respectively.

All the borrowings of Experian shown above are unsecured. Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The analysis of the maturity profile for non-current liabilities is contained in note 23.

The minimum lease payments payable under finance leases are as follows:

	2005	2006
	US$m	US$m
Not later than one year	8	4
Later than one year and not later than five years	2	2
Total minimum lease payments	10	6
Future finance charges on finance leases	—	—
Present value of finance leases (as shown above)	10	6
The present value of finance leases consists of:		
Not later than one year	8	4
Later than one year and not later than five years	2	2
Total present value	**10**	**6**

At 31 March 2006 Experian had undrawn committed borrowing facilities available of US$923m (2005 US$791m) of which US$174m (2005 nil) expires within one year of the balance sheet date and US$749m (2005 US$791m) expires more than two years after the balance sheet date. These facilities are in place to enable Experian to finance its working capital requirements and for general corporate purposes.

21 Retirement benefit obligations

(a) Defined Benefit Schemes

Experian operates pension plans in a number of countries around the world and provides post-retirement healthcare insurance benefits to certain former employees.

Experian has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan that defines the amount of contributions that are paid by Experian into an independently administered fund.

Pension arrangements for UK employees are operated principally through the GUS Pension Scheme which is a defined benefit scheme and the GUS Money Purchase Pension Plan which is a defined contribution scheme. In North America, benefits are determined in accordance with local practice and regulations and funding is provided accordingly.

The GUS Pension Scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in an independently administered fund. A full actuarial funding valuation of this scheme is carried out every three years with interim reviews in the intervening years. The latest full actuarial funding valuation of the scheme was carried out at 31 March 2004 by independent, qualified actuaries, Watson Wyatt Limited, using the projected unit method. Under the projected unit method of valuation the current service cost, when expressed as a percentage of payroll, will increase due to an increasing trend in the average age of the active membership of the scheme.

The Experian North America schemes are in the process of being terminated, following the sale in January 2004 of the business employing the members of these schemes. At 31 March 2006, annuities have been purchased for all the liabilities of the pension plans but these are still awaiting regulatory approval and so an asset transfer has not yet occurred.

Experian has early adopted the December 2004 amendment to IAS 19.

(i) The amounts recognised in the combined balance sheet are determined as follows:

	UK			North America		
	2004	2005	2006	2004	2005	2006
	US$m	US$m	US$m	US$m	US$m	US$m
Market value of schemes' assets	714	804	895	61	72	68
Present value of funded schemes' liabilities	(798)	(814)	(859)	(78)	(72)	(68)
(Deficit)/surplus in the funded schemes	(84)	(10)	36	(17)	—	—
Present value of unfunded pension arrangements	(20)	(26)	(31)	—	—	(6)
Liability for post-retirement healthcare	(17)	(17)	(19)	(2)	(4)	(2)
Retirement benefit liability recognised in the balance sheet	**(121)**	**(53)**	**(14)**	**(19)**	**(4)**	**(8)**

During the year ended 31 March 2006 Experian put in place arrangements to secure unfunded pension benefit arrangements already in place for certain directors and senior managers by granting charges to an independent trustee over independently managed portfolios of marketable securities owned by Experian. The

amount of assets charged in this way will be adjusted annually to keep the ratio of assets charged to the discounted value of the accrued benefits secured in this way as close as possible to the corresponding ratio in Experian's registered pension schemes. The total value of the assets charged in this way at 31 March 2006 was US$19m. Further details of the unfunded pension arrangements for directors appear in note 35.

(ii) The amounts recognised in the combined income statement are as follows:

	UK		North America		Total	
	2005	2006	2005	2006	2005	2006
	US$m	US$m	US$m	US$m	US$m	US$m
Current service cost	21	21	2	5	**23**	**26**
Interest on schemes' liabilities (note 8)	47	42	4	3	**51**	**45**
Expected return on schemes' assets (note 8)	(49)	(51)	(4)	(3)	**(53)**	**(54)**
Settlement gain in respect of unfunded liabilities	(8)	—	—	—	**(8)**	—
Total charge to combined income statement	**11**	**12**	**2**	**5**	**13**	**17**

(iii) The movements during the year in the net liability recognised in the combined balance sheet are as follows:

	UK		North America		Total	
	2005	2006	2005	2006	2005	2006
	US$m	US$m	US$m	US$m	US$m	US$m
At 1 April	(121)	(53)	(19)	(4)	**(140)**	**(57)**
Differences on exchange	(2)	1	—	1	**(2)**	**2**
Total amounts recognised in the combined income statement—as disclosed above	(11)	(12)	(2)	(5)	**(13)**	**(17)**
Actuarial gain/(loss) recognised in the combined statement of recognised income and expense	20	30	6	(1)	**26**	**29**
Contributions paid by Experian	61	20	11	1	**72**	**21**
At 31 March	**(53)**	**(14)**	**(4)**	**(8)**	**(57)**	**(22)**

(iv) The expense is recognised in the following line items in the combined income statement:

	2005	2006
	US$m	US$m
Administrative expenses (including US$8 million settlement gain in 2005)	15	26
Net financing costs	(2)	(9)
Total charge to combined income statement	**13**	**17**

(v) The amount recognised in the combined statement of recognised income and expense is as follows:

	2005	2006
	US$m	US$m
Gain/(loss) on liabilities	43	(80)
(Loss)/gain on assets	(17)	109
Total gain included in the combined statement of recognised income and expense in year	26	29
Cumulative actuarial gain included in combined statement of recognised income and expense	26	55

(vi) Changes in the present value of the defined benefit obligation are as follows:

	2005	2006
	US$m	US$m
Opening defined benefit obligation	915	933
Current service cost	23	26
Interest cost	51	45
Contributions paid by employees	4	4
Actuarial (gain)/loss on liabilities	(43)	80
Settlement gain or curtailment	(8)	(2)
Benefits paid	(30)	(32)
Exchange differences	21	(69)
Closing defined benefit obligation	**933**	**985**

The total defined benefit obligation of US$985m (2005 US$933m) includes US$927m (2005 US$886m) in respect of Experian's funded arrangements and US$58m (2005 US$47m) in respect of Experian's unfunded arrangements.

(vii) Changes in the market value of the plan assets are as follows:

	2005	2006
	US$m	US$m
Opening market value of plan assets	775	876
Expected return	53	54
Actuarial (loss)/gain on assets	(17)	109
Contributions paid by Experian	72	21
Contributions paid by employees	4	4
Benefits paid	(30)	(32)
Settlement or curtailment	—	(2)
Exchange differences	19	(67)
Closing market value of plan assets	**876**	**963**

The actual return on plan assets was US$163m (2005 US$36m).

Contributions in the year ended 31 March 2005 included a special contribution of US$44m paid into the GUS Pension Scheme in March 2005. The estimated amount of contributions expected to be paid to the UK and North America schemes during the next financial year is US$20m by Experian and US$5m by employees.

(viii) IAS 19 valuations

The valuations used for IAS 19 have been based on the most recent actuarial funding valuations and have been updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes at 31 March 2005 and 31 March 2006. The principal actuarial assumptions used to calculate the present value of the defined benefit obligations were as follows:

UK scheme

	2004	2005	2006
	%	%	%
Rate of inflation	2.8	2.9	2.9
Rate of increases for salaries	4.6	4.7	4.9
Rate of increase for pensions in payment and deferred pensions	2.8	2.9	2.9
Rate of increase for medical costs	6.5	6.5	6.5
Discount rate	5.5	5.4	4.9

North America schemes

	2004	2005	2006
	%	%	%
Rate of inflation	2.5	2.5	2.7
Rate of increases for salaries	4.0	n/a	n/a
Rate of increase for pensions in payment and deferred pensions	—	—	—
Rate of increase for medical costs	—	11.5	11.5
Discount rate	5.1	5.0	5.1

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately US$20m (2005 US$17m) and the annual UK current service cost would decrease/increase by approximately US$0.5m (2005 US$0.6m). The discount rate is based on market yields on high quality corporate bonds of equivalent currency and term to the defined benefit obligations.

The IAS 19 valuation assumes that mortality will be in line with standard tables for males and females. An allowance is also made for anticipated future improvements in life expectancy, by assuming that the probability of death occurring at each age will decrease by 0.25% each year. Overall, the average expectation of life on retirement in normal health is assumed to be:

— 18.9 years at age 65 for a male currently aged 65;

— 22.0 years at age 65 for a female currently aged 65;

— 19.6 years at age 65 for a male currently aged 50; and

— 22.9 years at age 65 for a female currently aged 50.

(ix) The assets of Experian's defined benefit schemes and the expected rates of return are summarised as follows:

	2004				2005				2006			
	UK		North America		UK		North America		UK		North America	
	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return
	US$m	*%pa*	*US$m*	*%pa*	*US$m*	*%pa*	*US$m*	*%pa*	*US$m*	*%pa*	*US$m*	*%pa*
Market value of schemes' assets:												
Equities	477	8.0	26	10.0	536	8.0	—	—	601	7.9	—	—
Fixed interest securities	213	5.1	35	4.7	248	5.0	—	—	273	4.5	—	—
Other	24	3.8	—	—	20	3.7	72	5.0	21	3.7	68	5.0
	714	**7.0**	**61**	**6.9**	**804**	**7.0**	**72**	**5.0**	**895**	**6.8**	**68**	**5.0**

(b) Defined Contribution Schemes

The pension cost represents contributions payable by Experian to the funds and amounted to US$27m (2005 US$17m).

22 Other financial assets and liabilities

(i) Other financial assets

	Current 2006	Non-current 2006
	US$m	*US$m*
Derivative financial instruments:		
Fair value hedge of borrowings—interest rate swaps	—	35
Fair value hedge of borrowings—cross currency swap	—	48
Non-hedging derivatives—equity swaps	3	3
Non-hedging derivatives—interest rate swaps	3	31
	6	117
Available for sale assets:		
Listed (primarily equity securities)	—	28
Total other financial assets	**6**	**145**

(ii) Other financial liabilities

	Current 2006	Non-current 2006
	US$m	*US$m*
Derivative financial instruments:		
Fair value hedge of borrowings—interest rate swaps	—	12
Net investment hedge—forward foreign exchange contracts	23	—
Non-hedging derivatives—forward foreign exchange contracts	10	—
Non-hedging derivatives—interest rate swaps	3	2
Total other financial liabilities	**36**	**14**

The fair value of forward foreign exchange contracts is based on a comparison of the contractual and year end exchange rates. The fair values of other derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

(iii) UK GAAP comparatives

Experian has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 April 2005. The financial information in respect of the financial year ended 31 March 2005 is prepared in accordance with UK GAAP to the extent that it relates to recognition and measurement of financial instruments. The nature of the main adjustments that would make the information comply with IAS 32 and IAS 39 is set out in note 33.

An analysis of unrecognised gains on hedging at 31 March 2005 as prepared under UK GAAP is shown below:

	Unrecognised gains	Unrecognised losses	Total unrecognised gains/(losses)
	US$m	*US$m*	*US$m*
Year ended 31 March 2005			
On hedges at 1 April 2004	18	—	18
Arising before 1 April 2004 and recognised during the year ended 31 March 2005	(2)	—	(2)
Arising during the year and not included in current year income	3	—	3
At 31 March 2005	**19**	—	**19**
Expected to be recognised in 2006	8	—	8
Expected to be recognised thereafter	11	—	11

23 Financial instruments

(a) Financial instrument disclosure for the year ended 31 March 2005

Experian has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 April 2005. The financial information in respect of the financial year ended 31 March 2005 shown below is prepared in accordance with UK GAAP. The nature of the main adjustments that would make the information comply with IAS 32 and IAS 39 is set out in note 33.

(i) Fair values of financial assets and liabilities

Set out below is a comparison of carrying values and fair values of Experian's financial instruments:

	Carrying value 2005	Fair value 2005
	US$m	*US$m*
Trade and other receivables due after one year	271	271
Cash and cash equivalents	157	157
Financial assets	**428**	**428**
Loans and borrowings	(2,801)	(2,843)
Obligations under finance leases	(10)	(10)
Trade and other creditors payable after one year	(36)	(36)
Financial liabilities	**(2,847)**	**(2,889)**
Derivative financial instruments held to manage the interest rate and currency profile:		
Interest rate swaps	—	19
Currency swaps and forward foreign currency contracts	4	4
Equity swaps held to hedge National Insurance liabilities on employee share incentive schemes	6	6

(ii) Maturity of financial liabilities

The maturity profile of Experian's financial liabilities, including finance lease obligations, is as follows:

	2005
	US$m
In one year or less	76
In one to two years	17
In two to five years	2,093
In more than five years	661
	2,847

(iii) Additional information on financial assets

The interest rate risk profile of Experian's trade and other receivables due after one year by currency is as follows:

	Floating rate financial assets	Financial assets on which no interest is earned	Total	Weighted average period until maturity for financial assets on which no interest is earned
	US$m	US$m	US$m	years
At 31 March 2005				
Sterling	264	—	264	—
US Dollar	—	3	3	2
Euro	—	4	4	2
Total	**264**	**7**	**271**	

(iv) Additional information on financial liabilities

The interest rate risk profile of Experian's financial liabilities by currency, after taking account of interest rate and currency swaps, is as follows:

					Fixed rate financial liabilities		Financial liabilities on which no interest is paid
	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average period until maturity
	US$m	US$m	US$m	US$m	%	years	years
At 31 March 2005							
Sterling	286	572	8	866	5	2	3
US Dollar	1,162	622	17	1,801	3	2	3
Euro	126	132	11	269	2	1	3
Other	(89)	—	—	(89)	—	—	—
Total	**1,485**	**1,326**	**36**	**2,847**			

The floating rate liabilities accrue interest at rates generally determined by local regulation and market conditions. The negative other liabilities at 31 March 2005 arose from forward foreign currency contracts undertaken to hedge net investments overseas.

Experian companies have no material exposure to monetary assets and liabilities in currencies other than their local currency, after taking account of forward contracts.

(b) Financial instrument disclosure for the year ended 31 March 2006

(i) Fair values of financial assets and liabilities

Set out below is a comparison of carrying values and fair values of Experian's financial instruments:

	Carrying value	Fair value
	US$m	*US$m*
Trade and other receivables	3,253	3,253
Other financial assets	151	151
Cash and cash equivalents	157	157
Financial assets	**3,561**	**3,561**
Loans and borrowings		
€568m 4.125% Euronotes 2007	688	690
£350m 6.375% Eurobonds 2009	619	622
£350m 5.625% Euronotes 2013	596	599
Bank loans—Sterling	696	697
Bank loans—US Dollar	662	662
Overdrafts—Euro	246	246
	3,507	**3,516**
Other financial liabilities	50	50
Trade and other payables	2,862	2,862
Financial liabilities	**6,419**	**6,428**

(ii) Additional information on financial assets

The maturity profiles of financial assets are as follows:

	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
Trade and other receivables	3,239	4	—	—	—	10	**3,253**
Other financial assets	6	54	14	40	9	28	**151**
Cash and cash equivalents	157	—	—	—	—	—	**157**
	3,402	**58**	**14**	**40**	**9**	**38**	**3,561**

Analysed by currency:

	Total
	US$m
At 31 March 2006	
Sterling	2,847
US Dollar	406
Euro	263
Other	45
Total	**3,561**

Analysed by interest rate profile:

	Total
	US$m
At 31 March 2006	
Floating	1,782
Fixed	44
Non-interest bearing	1,735
Total	**3,561**

(iii) Additional information on financial liabilities

The contractual repricing dates of liabilities exposed to interest rate risk are as follows:

	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Loans and borrowings							
€568m 4.125% Euronotes 2007 . .	—	688	—	—	—	—	688
£350m 6.375% Eurobonds 2009 .	—	—	—	619	—	—	619
£350m 5.625% Euronotes 2013 . .	—	—	—	—	—	596	596
Bank loans	1,358	—	—	—	—	—	1,358
Overdrafts	246	—	—	—	—	—	246
Effect of interest rate swaps	433	(369)	494	(240)	291	(609)	—
Other financial liabilities	36	2	—	—	—	12	50
Trade and other payables	2,766	54	30	—	3	9	2,862
	4,839	**375**	**524**	**379**	**294**	**8**	**6,419**

Analysed by currency:

	Total
	US$m
At 31 March 2006	
Sterling	4,150
US Dollar	1,163
Euro	1,064
Other	42
Total	**6,419**

Analysed by interest rate profile:

	Floating	Fixed	Non-interest bearing	Total
	US$m	US$m	US$m	US$m
At 31 March 2006				
Loans and borrowings	1,604	1,903	—	3,507
Effect of interest rate swaps	433	(433)	—	—
Other	351	157	2,404	2,912
Total	**2,388**	**1,627**	**2,404**	**6,419**

Analysed by maturity profile:

	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 March 2006							
Loans and borrowings	296	1,349	646	620	—	596	**3,507**
Other financial liabilities	36	2	—	—	—	12	**50**
Trade and other payables	2,766	54	30	—	3	9	**2,862**
Total	**3,098**	**1,405**	**676**	**620**	**3**	**617**	**6,419**

24 Deferred tax

	For the year ended 31 March 2005	2006
	US$m	US$m
The movements on the net deferred tax account are as follows:		
Net deferred tax asset at 1 April	322	217
Differences on exchange	4	(13)
Income statement charge (note 9)	(84)	(41)
Acquisition of subsidiaries (note 10)	(26)	(41)
Tax credited/(charged) to equity (see combined statement of recognised income and expense)	6	(7)
Other movements	(5)	3
Net deferred tax asset at 31 March	217	118

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(a) Deferred tax assets

	Accelerated depreciation	Intangibles	Share option and award schemes	Asset provisions	Tax losses	Other temporary differences	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 April 2004	6	250	—	6	46	149	**457**
Differences on exchange	—	5	(4)	—	2	3	**6**
Income statement charge	(2)	(54)	—	6	(11)	(4)	**(65)**
Acquisition of subsidiaries	—	—	—	—	—	2	**2**
Tax credited/(charged) to equity	—	—	13	—	—	(7)	**6**
Other movements	—	—	—	—	—	(3)	**(3)**
At 31 March 2005	4	201	9	12	37	140	**403**

	Accelerated depreciation	Intangibles	Share option and award schemes	Asset provisions	Tax losses	Other temporary differences	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 1 April 2005	4	201	9	12	37	140	**403**
Differences on exchange	—	(19)	(1)	(1)	1	(3)	**(23)**
Income statement charge	—	(7)	5	4	(4)	(18)	**(20)**
Acquisition of subsidiaries	—	(13)	—	—	—	—	**(13)**
Transfers	—	—	(4)	4	—	—	**—**
Tax credited/(charged) to equity	—	—	9	—	—	(10)	**(1)**
Other movements	—	—	2	4	—	(1)	**5**
At 31 March 2006	4	162	20	23	34	108	**351**

(b) Deferred tax liabilities

	Property valuations	Accelerated depreciation	Intangibles	Asset provisions	Tax losses	Other temporary differences	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
At 1 April 2004	2	6	15	—	9	103	**135**
Differences on exchange	—	—	2	—	—	—	**2**
Income statement charge	—	2	—	—	—	18	**20**
Acquisition of subsidiaries	4	—	24	—	—	—	**28**
Other movements	—	—	1	—	—	—	**1**
At 31 March 2005	**6**	**8**	**42**	**—**	**9**	**121**	**186**

	Property valuations	Accelerated depreciation	Intangibles	Asset provisions	Tax losses	Other temporary differences	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
At 1 April 2005	6	8	42	—	9	121	**186**
Differences on exchange	—	(2)	(4)	—	1	(5)	**(10)**
Income statement charge	(2)	26	(4)	(2)	(4)	7	**21**
Acquisition of subsidiaries	—	—	28	—	—	—	**28**
Tax charged to equity	—	—	—	—	—	6	**6**
Other movements	—	—	—	2	—	—	**2**
At 31 March 2006	**4**	**32**	**62**	**—**	**6**	**129**	**233**

Deferred tax assets are recognised for tax loss carry-forwards and other temporary differences to the extent that the realisation of the related tax benefit through the future taxable profits is probable. Experian did not recognise deferred tax assets of US$5m (2005 US$6m) in respect of losses that can be carried forward against future taxable income. In addition, Experian did not recognise deferred tax assets of US$24m (2005 US$26m) in respect of capital losses that can be carried forward against future taxable capital gains. These losses are available indefinitely.

Deferred tax liabilities of US$2,034m (2005 US$1,177m) have not been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of certain Experian companies. Such amounts are permanently reinvested.

25 Reconciliation of movement in invested capital

	For the year ended 31 March	
	2005	2006
	US$m	*US$m*
Opening invested capital	(83)	(2)
Cumulative adjustment for the implementation of IAS 39 (note 33)	—	8
Profit for the financial year	425	520
Equity dividends paid to GUS plc shareholders (note 11)	(520)	(508)
Net dividends received from other GUS group companies	192	21
Net income recognised directly in equity for the financial year	43	—
Reduction in minority interests share of net assets	(1)	—
Net proceeds on disposal of other GUS group companies	194	415
Shares cancelled on purchase	(55)	—
Net purchase of GUS plc shares	(325)	(29)
Employee share option schemes:		
—value of employee services	41	30
—proceeds from shares issued	65	52
Net decrease in equity in other GUS group companies	22	93
Closing invested capital	**(2)**	**600**

(a) Interests in GUS plc shares

Treasury and ESOP shares represent the cost of shares in GUS plc purchased by the GUS plc ESOP Trust (the "**Trust**") to satisfy obligations under share incentive plans and shares purchased in share buy-backs. During the year the Trust purchased 4,082,187 (2005: 2,600,000) shares at a cost of US$64m (2005: US$41m). In the year ended 31 March 2005 a further 22,140,000 shares were purchased at a cost of US$358m by way of share buy-backs. Of these 3,500,000 shares with a cost of US$55m were cancelled.

(b) Restrictions on distributions

There are no significant statutory, contractual or exchange control restrictions on distributions by Experian undertakings.

(c) Disposals

Net proceeds were received in the year ended 31 March 2006 in respect of the following disposals of other GUS group companies: Burberry (US$5m), Lewis (US$251m) and Wehkamp (US$159m). Disposal proceeds received in the year ended 31 March 2005 were US$194m in respect of the Initial Public Offering of Lewis.

(d) Equity in other GUS group companies

During the year ended 31 March 2006 there was a net decrease in equity in other GUS group companies of US$93m which primarily comprised amounts received from a Burberry share buy back. During the year ended 31 March 2005, there was a net decrease in equity in other GUS group companies of US$22m which primarily comprised US$74m received from a Burberry share buy back plus US$52m capital reduction in another GUS group company offset by shares subscribed in Lewis (US$61m), Wehkamp (US$37m) and $10m paid for the purchase of another GUS group company.

26 Share-based payment arrangements

In the financial information below share and option prices are disclosed in sterling reflecting the currency of GUS plc shares.

(a) Options in respect of the Ordinary shares of GUS plc

During the periods presented, employees of the Experian companies have participated in three share based incentive plans in respect of shares in GUS plc. Details of these share option arrangements are as follows:

(i) Summary of arrangements

Arrangements	The 1998 Approved and Non-Approved Executive Share Option Schemes	The North America Stock Option Plan	Savings related share option schemes
Nature	Grant of options	Grant of options	'Save as you earn' scheme
Vesting Conditions: —Service period —Performance/Other	 3 years EPS growth performance condition(1)	 1, 2 and 3 years n/a	 3 or 5 years Saving obligation over the vesting period
Expected outcome of meeting performance criteria (at grant date)	Condition is satisfied	n/a	n/a
Maximum term	10 years	6 years	3.5 or 5.5 years
Method of settlement	Share distribution	Share distribution	Share distribution
Expected departures (at grant date)	5%	1 year—0% 2 years—15% 3 years—20%	3 years(2)—30% 5 years(2)—50%
Option exercise price calculation(3)	Market price over the 3 dealing days preceding the grant	Market price over the 3 dealing days preceding the grant	20% discount to market price over the 3 dealing days preceding the grant

Notes:

(1) The performance condition for the Executive Share Option Scheme requires average Benchmark EPS growth for the GUS group to exceed the average growth in the general index of retail prices by at least 4% p.a. over a three year period. The period of assessment commences at the beginning of the financial year of grant. This is not a market based performance condition as defined by IFRS 2.

(2) The stated values for expected departures include participants that do not meet the saving requirement of the scheme.

(3) Three day averages are calculated by taking middle market quotations of a GUS plc share from the London Stock Exchange.

Options were exercised throughout the year. The weighted average share price during the year was £9.32 (2005 £8.71).

(ii) Information relating to option valuation techniques

Experian uses the Black-Scholes model to determine an appropriate value of the option grants. Inputs into the model are calculated as follows:

Expected volatility—Calculated as an average over the expected life with an assumption made for volatility in each year of the expected life. Volatility in the first year is assumed to be the same as implied volatility on grant date. Volatility for year 4 and beyond is assumed to remain at the long run (10 year observed) historic volatility. Linear interpolation is assumed for years 2 and 3.

Expected dividend yield—Yields are based on the current consensus analyst forecast figures at the time of grant. The inputs utilised are an average of the forecast over the next three financial years.

Risk-free interest rate—Rates are obtained from the UK government Debt Management Office website which details historical prices and yields for gilt strips.

Expected option life to exercise—The Executive Share Option Scheme has an expected life of four years, the North America Stock Option Plan has an expected life of 3.75 years and the Sharesave Schemes have expected lives of either three or five years.

Share price on grant date—The closing price on the day the options are granted.

Option exercise price—Exercise price as stated in the term of each award.

The weighted average estimated fair values and the inputs into the Black-Scholes models are as follows:

Arrangements	The 1998 Approved and Non-Approved Executive Share Option Schemes		The North America Stock Option Plan		Savings related share option schemes	
	Weighted average 2005	Weighted average 2006	Weighted average 2005	Weighted average 2006	Weighted average 2005	Weighted average 2006
Fair value (£)	1.71	1.60	1.65	1.52	2.42	2.46
Share price on grant date (£)	8.26	8.53	8.25	8.48	8.46	8.96
Exercise price (£)	8.12	8.61	8.10	8.59	6.48	6.87
Expected volatility	27.0%	27.8%	27.0%	27.4%	25.6%	25.5%
Expected dividend yield	3.8%	4.0%	3.8%	4.0%	3.9%	3.8%
Risk free interest rate	5.2%	4.3%	5.2%	4.3%	5.1%	4.1%
Expected option life to exercise (years)	4	4	3.75	3.75	3.45	3.56

Options granted during 2006 had a weighted average fair value of £1.67 (2005 £1.82)

(iii) Reconciliation of movement in the number of share options

	2005		2006	
	Number of options	Weighted average exercise price—£	Number of options	Weighted average exercise price—£
Outstanding at beginning of year	15,943,382	5.97	15,202,887	6.58
New grants	4,307,612	7.79	4,267,563	8.36
Forfeitures[1]	(871,323)	6.13	(912,936)	6.80
Exercised options	(4,095,604)	5.60	(2,955,079)	6.15
Expired options	(81,180)	5.95	(26,864)	6.83
Outstanding at end of year	15,202,887	6.58	15,575,571	7.14
Exercisable at end of year	3,667,086	6.12	4,414,856	6.56

Note:

(1) For the Sharesave schemes, this includes non-leavers who have failed the savings requirement.

(iv) Share options outstanding at the end of the period

Share options outstanding at the end of the period had the following exercise prices and remaining contractual lives:

As at 31 March 2005					As at 31 March 2006				
			Weighted average remaining lives					Weighted average remaining lives	
Range of exercise prices	Number of options	Weighted average exercise price	Expected (years)	Contractual (years)	Range of exercise prices	Number of options	Weighted average exercise price	Expected (years)	Contractual (years)
£0–£6 . .	2,291,202	£4.50	1.2	2.2	£0–£6	1,542,655	£4.44	0.5	1.2
£6–£7 . .	9,492,082	£6.54	1.4	5.5	£6–£7	7,343,823	£6.59	0.9	4.5
£7–£8 . .	58,892	£7.57	2.6	6.8	£7–£8	58,892	£7.57	1.6	5.8
£8–£9 . .	3,360,711	£8.10	3.1	7.4	£8–£9	6,630,201	£8.37	3.6	5.8

(b) Share awards in respect of the Ordinary shares of GUS plc

(i) Summary of arrangements

Arrangements	Co-Investment Plan—Matching Shares	Performance Share Plan
Nature of arrangement	Grant of shares[(1)]	Grant of shares
Vesting Conditions: —Service period —Performance	 4 years Benchmark profit performance assessed against specified targets	 3 years Distribution percentage determined by ranking 'Total shareholder return' relative to a comparator group
Expected outcome of meeting performance criteria (at grant date)	Participants meet target performance	Currently 60%[(2)]
Maximum term	6 years	3 years
Method of settlement	Share distribution	Share distribution
Expected departures (at grant date)	7%	5%

Notes:

(1) The Matching Shares are a nil consideration option and have been classified as an award of shares because the nature of the award is the same.

(2) The Performance Share Plan performance condition is considered a 'Market-based' performance condition under IFRS 2. It has been valued using a Monte Carlo simulation with historic volatilities and correlations measured over the three year period preceding valuation. On conversion to IFRS, the fair value of awards was calculated at 60% of the share price at date of grant. The performance condition was initially valued at 60% on conversion to IFRS accounting standards. This valuation will be applied to all new grants for a three year period (until 2007). In 2007 the Monte Carlo simulation will be re-run. The revaluation will be brought forward if factors arise that suggest an earlier re-run is warranted.

The grant date for the Co-Investment plan is the start of the financial year in which performance is assessed. This is before the quantity of the share award is determined. The underlying value of the award is known at the grant date, subject to the outcome of the performance condition. The value of awarded shares reflects the performance outcome at the date of issue to participants.

(ii) Information relating to share grant valuation techniques

The value of awards is determined as the observed market closing rate on the date awarded grants are issued to participants. For the Co-Investment Plan, this occurs after the first year of performance is assessed.

The Performance Share Plan's market based performance condition is included in the fair value measurement on grant date and is not revised for actual performance.

Under the share awards, participants have an entitlement to dividend distributions from the issue date until point of vesting. The observed market rate on the day of valuation is considered inclusive of future dividend distributions. No modifications are made for dividend distributions or other factors.

There were 1,622,238 shares granted during 2006 (2005 1,594,072), with a weighted average award fair value of £7.32 (2005 £6.90).

(c) Summary of the total cost of share-based compensation in respect of Ordinary shares in GUS plc

	2005	2006
	US$m	*US$m*
Share option awards	13	18
Share grant awards	11	11
Total expense recognised (all equity settled)	**24**	**29**

27 Operating leases

Future aggregate minimum lease payments under non-cancellable operating leases are payable as follows:

	2005	2006
	US$m	*US$m*
Less than one year	28	48
Between one and five years	73	82
More than five years	34	30
	135	**160**

Experian leases offices under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

28 Commitments

	2005	2006
	US$m	*US$m*
Capital expenditure for which contracts have been placed		
—Property, plant and equipment	**25**	**12**

29 Contingencies

In the United States, there are a number of pending and threatened litigation claims involving Experian. Experian is vigorously defending such claims. The Directors do not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on Experian's financial position. However, as is inherent in legal proceedings, there is a risk of outcomes unfavourable to Experian.

30 Notes to the combined cash flow statement

	Notes	For the year ended 31 March 2005 US$m	2006 US$m
(a) Cash generated from operations			
Profit after tax		425	520
Adjustments for:			
Tax expense		123	118
Share of post tax profits of associates		(76)	(66)
Net financing (income)/costs		(18)	14
Operating profit		454	586
Loss on sale of businesses	7	13	—
Depreciation and amortisation		217	270
Credit in respect of share incentive schemes		41	30
Increase in receivables		(7)	(36)
Increase in payables		33	19
Difference between pension contributions paid and amounts recognised in the income statement		(57)	5
Cash generated from operations		694	874
(b) Interest paid			
Interest paid on bonds, bank loans and overdrafts and funding balances due to other GUS companies		144	193
Interest element of finance lease rental payments		2	—
Total interest paid		146	193
(c) Acquisition of subsidiaries			
Purchase of subsidiary undertakings	10	(368)	(1,384)
Net cash acquired with subsidiary undertakings	10	43	—
Deferred consideration settled on acquisitions made in previous periods		(24)	(36)
Net cash outflow for acquisition of subsidiaries		(349)	(1,420)
(d) Disposal of subsidiaries			
Sale of businesses		(5)	—
Net cash outflow from disposal of subsidiaries		(5)	—
(e) Financing			
Debt due within one year:			
Repayment of borrowings		(616)	(63)
New borrowings		68	—
Debt due after more than one year:			
Repayment of borrowings		(39)	—
New borrowings		701	647
Net cash flow from debt financing		114	584
(f) Analysis of cash and cash equivalents			
Cash at bank and in hand (including overnight deposits)		145	153
Term deposits		12	4
Balance sheet cash and cash equivalents	18	157	157
Overdrafts	20	(2)	(246)
Cash flow statement cash and cash equivalents		155	(89)

31 Related parties

(a) Associates

During the period under review, Experian received net revenue from and made recharges to associated undertakings listed in note 16 of US$21m (2005 US$18m).

(b) Directors and other key management personnel

Full details of the remuneration of directors can be found in note 35. The remuneration of key management personnel is disclosed in note 6. During the period there were no other material transactions or balances between Experian and its key management personnel or members of their close families.

(c) Transactions arising with other GUS group companies

The Experian companies and other GUS group companies are related parties in so far as they are wholly owned subsidiaries of GUS plc.

During the period under review, GUS plc settled certain liabilities on behalf of its subsidiaries. GUS plc was reimbursed for those costs (which included audit, insurance and taxation fees) via a management charge which reflected the original cost incurred by GUS plc.

In preparing the Combined Financial Information a management charge of US$20m (2005 US$22m) was allocated to ARG to recharge corporate head office costs as discussed in note 1.

The following revenue/purchases and balances have arisen from transactions between Experian and other GUS group companies including:

(i) Revenue arising from other GUS group companies

Related party	Related party's relationship to Experian	Year ended 31 March 2005	Year ended 31 March 2006
		US$m	*US$m*
ARG	subsidiaries of parent company	18	20
Other*	subsidiaries of parent company	2	—
		20	**20**

Note:

* Represents businesses which have been sold and have been or will be demerged by GUS plc prior to the admission of Experian shares to the London Stock Exchange with the exception of ARG.

(ii) Trading and funding transactions and balances arising in the normal course of business

The trading and funding balances are a mixture of interest bearing and non-interest bearing balances with interest payable and receivable on a proportion of amounts payable or receivable. It is proposed on Demerger that these balances will either be settled in cash or capitalised. This will allow the distribution of ARG to shareholders of GUS plc by way of a dividend in specie.

Related party	Related party's relationship to Experian	Notes	2005	2006
			US$m	*US$m*
Related party interest income				
ARG	subsidiaries of parent company		92	98
Other*	subsidiaries of parent company		15	4
			107	**102**
Related party interest expense				
ARG	subsidiaries of parent company		(18)	(14)
Other*	subsidiaries of parent company		(2)	—
			(20)	**(14)**
Related party receivables				
ARG	subsidiaries of parent company	17	1,157	2,309
Other*	subsidiaries of parent company		324	—
			1,481	**2,309**
Related party payables				
ARG	subsidiaries of parent company	19	(999)	(1,850)
Other*	subsidiaries of parent company		(45)	—
			(1,044)	**(1,850)**

Note:

* Represents businesses which have been sold and have been or will be demerged by GUS plc prior to the admission of Experian shares to the London Stock Exchange with the exception of ARG.

(d) GUS pension plans

Transactions between Experian and the GUS pension plans are disclosed in note 21.

32 Summary of the impact of IFRS on the year ended 31 March 2005

A summary of the impact of IFRS on the combined income statement and combined balance sheet is set out below. The impact on net assets and profit at Experian has primarily come from changes to the accounting treatment of goodwill amortisation and impairment, other intangibles, financial instruments, share based remuneration, pension costs, tax and deferred tax.

Combined income statement	Notes	Year ended 31 March 2005 Operating profit	Profit before tax	Profit for the financial year
		US$m	US$m	US$m
As reported under UK GAAP		**354**	**432**	**373**
IFRS reclassifications:				
Loss on sale of businesses	a	(13)	—	—
Tax expense of associates		—	(2)	—
		(13)	(2)	—
IFRS remeasurements:				
Share based payments	b	2	2	2
Pensions		(2)	(2)	(2)
Reversal of goodwill amortisation	c	135	135	135
Amortisation of acquisition intangibles	c	(22)	(22)	(22)
Net interest earned on pension scheme assets	d	—	4	4
Deferred tax charges	e	—	—	(64)
Other		—	1	(1)
		113	118	52
As reported under IFRS		**454**	**548**	**425**

Combined balance sheet	Notes	1 April 2004	31 March 2005
		US$m	US$m
Net liabilities as reported under UK GAAP		(600)	(645)
Pension liabilities	d	(129)	(104)
Amortisation of acquisition intangibles	c	—	(22)
Reversal of UK GAAP goodwill amortisation charged after transition	c	—	135
Goodwill impairment on transition		(5)	(6)
Additional goodwill recognised regarding deferred tax treatment		—	30
Deferred taxation	e	301	224
Dividends	f	351	381
Other		(1)	5
		517	643
As reported under IFRS		**(83)**	**(2)**

Notes:

(a) Under IFRS, operating profit is stated after charging the loss on disposal of businesses. This loss was reported separately as an exceptional item in the profit and loss account under UK GAAP.

(b) IFRS requires that the fair value of all share-based payments is charged to the income statement over the vesting period. Depending on the type of scheme concerned, the recognition, or timing, or both, of the charges to profit may differ compared with UK GAAP.

(c) Goodwill amortisation charged under UK GAAP after the transition date, 1 April 2004, is reversed in the IFRS financial statements. Goodwill will be subject to an annual impairment review. IFRS also requires that, on acquisition, specific intangible assets are identified and then amortised over their useful economic lives. These include items such as brand names and customer lists, to which value is first attributed at the time of acquisition.

(d) Under IFRS, the pension charge principally comprises a current service cost, charged to operating profit, and a financing item reported within net interest.

Under IAS 19, Experian has adopted the option that requires the full actuarial value of the surplus or deficit of pension schemes and other post-retirement benefits to be shown on the balance sheet. Any movements in the pension assets and liabilities arising from actuarial gains and losses are recognised immediately in full through the statement of recognised income and expense.

(e) Under UK GAAP, tax relief on goodwill written off to reserves in respect of pre-1998 US acquisitions was credited each year against the tax charge in the income statement. Under IFRS, a deferred tax asset is set up for this future relief at the time of the acquisition; as the tax relief is received, it is credited against this deferred tax asset. This asset is the most significant tax related adjusting item on the transition from UK GAAP to IFRS.

(f) Under IFRS, a dividend that is proposed but not yet authorised is not included as a liability in the Combined Financial Information.

33 Transitional adjustments on first time adoption of IAS 32 and IAS 39

As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards", Experian elected to defer implementation of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" until the year commencing on 1 April 2005, with an appropriate adjustment recognised in opening invested capital.

The principal impact of IAS 32 and IAS 39 on Experian's Combined Financial Information relates to the recognition of derivative financial instruments at fair value. Financial assets and liabilities which arise on derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value, with the changes in value reflected through the income statement. The accounting treatment of derivatives which qualify for hedge accounting depends on the nature of the designated hedge relationship. The different accounting treatments are explained below:

Fair value hedges

Experian uses interest rate and cross currency swaps to hedge the exposure to interest rates and currency movements of its loans and borrowings. Under UK GAAP, interest amounts payable or receivable in respect of derivative financial instruments held for hedging interest rate and currency movements on loans and borrowings were recognised as adjustments to net interest over the period of the derivative contract. Derivative financial instruments were not recognised at fair value in the balance sheet.

Under IAS 39, derivative financial instruments which meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value, with corresponding fair value movements recognised in the income statement.

Net investment hedges

The gains or losses on the translation of currency borrowings and forward foreign exchange contracts used to hedge Experian's net investments in foreign entities are recognised in invested capital. Provided the hedging requirements of IAS 39 are met and the hedging relationship is fully effective, this treatment does not differ from UK GAAP.

The effect of adopting IAS 39 on the balance sheet as at 1 April 2005 is as follows:

	31 March 2005	Transitional adjustment	1 April 2005
	US$m	US$m	US$m
Current assets			
Other financial assets	—	38	38
	—	38	38
Non-current liabilities			
Loans and borrowings	(2,735)	(26)	(2,761)
Deferred tax liabilities	(186)	(4)	(190)
	(2,921)	(30)	(2,951)
Other assets and liabilities	2,919	—	2,919
Total invested capital	**(2)**	**8**	**6**

34 Post balance sheet events

An amount of US$264m was received by GUS plc in April 2006 from March UK Limited, being the element of deferred consideration payable in respect of the disposal of the home shopping and Reality businesses.

On 27 April 2006, Experian announced its phased withdrawal from large scale credit card and loan account processing in the UK. The costs of withdrawal, all of which are cash, will be approximately US$26m.

35 Directors' emoluments

Emoluments are disclosed in the currency in which they are paid.

In the financial record below, the emoluments of directors reflect their positions with GUS plc and its subsidiaries during the years ended 31 March 2005 and 2006. These emoluments may not be reflective of their remuneration in future years.

(a) Directors' emoluments

The following table shows an analysis of the emoluments of the individual directors.

	2005				2006			
	Salary	Annual bonus	Taxable benefits	Total	Salary	Annual bonus	Taxable benefits	Total
	'000	'000	'000	'000	'000	'000	'000	'000
Executive directors								
Don Robert (note 1)	US$665	US$1,330	US$408	**US$2,403**	US$1,165	US$1,165	US$63	**US$2,393**
Paul Brooks	US$387	US$473	US$190	**US$1,050**	US$451	US$529	US$187	**US$1,167**
Non-executive directors								
John Peace (note 2)	£760	£760	£30	**£1,550**	£805	£346	£30	**£1,181**
David Tyler (note 2)	£470	£470	£19	**£959**	£500	£215	£20	**£735**
Sir Alan Rudge (note 3)	£65	—	—	**£65**	£68	—	—	**£68**

Notes:

(1) During the period under review, Don Robert served as a non-executive director of First Advantage Corporation for which he received US$43,000 (2005 US$27,000) in addition to the above.

(2) John Peace and David Tyler are executive directors of GUS plc. Their remuneration in the above table is in relation to these directorships.

During the period John Peace served as non-executive Chairman and David Tyler as a non-executive director on the board of Burberry Group plc, a listed company in which GUS plc held approximately 66% of the issued share capital until 13 December 2005. David Tyler served as a non-executive director, until his resignation on 5 August 2005, on the board of Lewis Group Limited, a company listed in South Africa in which GUS plc held approximately 54% of the issued share capital until May 2005. Neither executive received any additional remuneration for such services.

(3) The following GUS plc shares were purchased for Sir Alan Rudge on 22 July 2004 and 21 July 2005. The value reported below is included within the remuneration reported in the above table.

	Number of shares in 2005	Value 2005	Number of shares in 2006	Value 2006
		£		£
Sir Alan Rudge	2,500	21,382	2,500	22,734

(b) Share options

(i) Executive Share Option Scheme

In June 2005, Don Robert received an option grant with a face value of three times salary under GUS' executive share option scheme. Paul Brooks, John Peace and David Tyler received an option grant with a face value of one times salary under the GUS executive share option schemes.

Details of options granted to directors, under GUS executive share option schemes, are set out in the following table:

	Number of options at 1 April 2004	Options (exercised)/ granted during the year	Number of options at 31 March 2005	Options (exercised)/ granted during the year	Number of options at 31 March 2006	Exercise price	Share price on day of exercise	Date from which exercisable	Expiry date
Don Robert (note 1)									
11.06.01	47,416	(47,416)	—	—	—	612.7p	863.4p	11.06.02	11.06.07
06.06.02	173,151	—	173,151	(173,151)	—	653.0p	921.5p	06.06.03	06.06.08
19.06.03	145,196	—	145,196	—	145,196	675.5p	—	19.06.04	19.06.09
01.06.04	—	134,890	134,890	—	134,890	809.2p	—	01.06.05	01.06.10
31.05.05	—	—	—	74,334	74,334	858.5p	—	31.05.08	31.05.15
	365,763		453,237		354,420				
Paul Brooks (note 2)									
11.06.01	35,498	—	35,498	(35,498)	—	612.7p	906.1p	11.06.04	11.06.11
06.06.02	30,934	—	30,934	(30,934)	—	653.0p	906.1p	06.06.05	06.06.12
19.06.03	31,997	—	31,997	—	31,997	675.5p	—	19.06.06	19.06.13
02.12.03	28,054	—	28,054	—	28,054	757.0p	—	02.12.04	02.12.09
02.12.03	4,418	—	4,418	—	4,418	757.0p	—	02.12.06	02.12.13
01.06.04	—	32,222	32,222	—	32,222	809.2p	—	01.06.07	01.06.14
31.05.05	—	—	—	33,409	33,409	858.5p	—	31.05.08	31.05.15
	130,901		163,123		130,100				
John Peace									
11.06.01	195,854	—	195,854	—	195,854	612.7p	—	11.06.04	10.06.11
06.06.02	99,540	—	99,540	—	99,540	653.0p	—	06.06.05	05.06.12
19.06.03	103,626	—	103,626	—	103,626	675.5p	—	19.06.06	18.06.13
01.06.04	—	93,919	93,919	—	93,919	809.2p	—	01.06.07	31.05.14
31.05.05	—	—	—	93,768	93,768	858.5p	—	31.05.08	30.05.15
	399,020		492,939		586,707				
David Tyler									
09.12.98	37,918	(37,918)	—	—	—	580.2p	870.0p	09.12.01	08.12.08
23.06.99	37,308	(37,308)	—	—	—	690.2p	870.0p	23.06.02	22.06.09
11.06.01	114,248	(114,248)	—	—	—	612.7p	870.0p	11.06.04	10.06.11
06.06.02	58,192	—	58,192	—	58,192	653.0p	—	06.06.05	05.06.12
19.06.03	62,176	—	62,176	—	62,176	675.5p	—	19.06.06	18.06.13
01.06.04	—	58,082	58,082	—	58,082	809.2p	—	01.06.07	31.05.14
31.05.05	—	—	—	58,241	58,241	858.5p	—	31.05.08	30.05.15
	309,842		178,450		236,691				

Notes:

(1) Options granted to Don Robert prior to the 2005 grant were granted under the North America Stock Option Plan. The 2005 grant was made under the UK Executive Share Option Scheme.

(2) Options granted to Paul Brooks were granted under the North America Stock Option Plan and the UK Executive Share Option Scheme.

The exercise prices represent the average of the middle market quotations of a GUS plc share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of the shares at 31 March 2005 was 912p; the highest and lowest prices during the financial year were 989p and 740p respectively.

The market price of the shares at 31 March 2006 was 1,055p; the highest and lowest prices during the financial year were 1,128p and 827p respectively.

(ii) SAYE share option scheme

Details of awards outstanding to directors under GUS plc's SAYE share option scheme were as follows:

	Number of options at 1 April 2004	Options (exercised)/ granted during the year	Number of options at 31 March 2005	Options (exercised)/ granted during the year	Number of options at 31 March 2006	Exercise price	Date from which exercisable	Expiry date
Paul Brooks	2,522	(2,522)	—	—	—	384.0p	01.05.04	31.10.04
	—	1,454	1,454	—	1,454	648.0p	01.09.07	29.02.08
John Peace	4,394	—	4,394	—	4,394	384.0p	01.05.06	31.10.06
David Tyler	4,394	—	4,394	—	4,394	384.0p	01.05.06	31.10.06

(iii) Section 423 Plan

Details of awards outstanding to a director under the GUS Section 423 share option scheme were as follows:

	Number of options awarded at 1 April 2004	Number of options awarded during the year	Number of options at 31 March 2005	Number of options awarded during the year	Number of options at 31 March 2006	Price at grant	Date of grant
Paul Brooks	495	334	829	—	829	650.0p	29.12.03
	—	—	—	322	322	822.8p	21.05.05
	495		829		1,151		

(c) Performance Share Plan

In June 2004, John Peace and David Tyler received a share award with a face value of one times salary. Don Robert and Paul Brooks received a share award with a face value of 50% of salary.

In May 2005, Don Robert, John Peace and David Tyler received a share award with a face value of one times salary. Paul Brooks received a share award with a face value of 50% of salary.

Details of awards made to directors under the GUS Performance Share Plan are as follows:

	Total plan shares held at 31 March 2004	Plan shares awarded/ (released) during the year	Total plan shares held at 31 March 2005	Plan shares awarded/ (released) during the year	Total plan shares held at 31 March 2006	Share price on date of award	Share price on date of release	Vesting date
Don Robert								
19.06.03	26,619	—	26,619	—	26,619	675.5p	—	June 2006
01.06.04	—	22,481	22,481	—	22,481	809.2p	—	June 2007
31.05.05	—	—	—	74,334	74,334	858.5p	—	May 2008
	26,619		49,100		123,434			
Paul Brooks								
19.06.03	16,059	—	16,059	—	16,059	675.5p	—	June 2006
01.06.04	—	16,111	16,111	—	16,111	809.2p	—	June 2007
31.05.05	—	—	—	16,704	16,704	858.5p	—	May 2008
	16,059		32,170	—	48,874			
John Peace								
11.06.01	48,963	(48,963)	—	—	—	612.7p	842.1p	June 2004
06.06.02	99,540	—	99,540	(99,540)	—	653.0p	853.1p	June 2005
19.06.03	103,626	—	103,626	—	103,626	675.5p	—	June 2006
01.06.04	—	93,919	93,919	—	93,919	809.2p	—	June 2007
31.05.05	—	—	—	93,768	93,768	858.5p	—	May 2008
	252,129		297,085		291,313			
David Tyler								
11.06.01	28,562	(28,562)	—	—	—	612.7p	842.1p	June 2004
06.06.02	58,192	—	58,192	(58,192)	—	653.0p	853.1p	June 2005
19.06.03	62,176	—	62,176	—	62,176	675.5p	—	June 2006
01.06.04	—	58,082	58,082	—	58,082	809.2p	—	June 2007
31.05.05	—	—	—	58,241	58,241	858.5p	—	May 2008
	148,930		178,450		178,499			

(d) Co-investment plan

Directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS plc shares (**"invested shares"**). The invested shares so purchased on their behalf are included in the table below and also in the table of directors' interests appearing in (g) below. The related matching shares under these arrangements are also shown in the table below. They are not released until the expiry of a three year period and the right to the matching shares is forfeited if a director resigns before then.

	Invested shares at 31 March 2005 (Note 1)	Matching shares at 31 March 2005 (Note 1)	Invested shares at 31 March 2006 (Note 1)	Matching shares at 31 March 2006 (Note 1)	Invested and Matching Shares released during the year to 31 March 2006	Share price on date of release	Vesting date
Don Robert (note 2)							
20.06.03	36,257	56,191	36,257	56,191	—	—	June 2006
11.06.04	78,512	157,014	78,512	157,024	—	—	June 2007
13.06.05	—	—	83,109	166,219	—	—	June 2008
Paul Brooks							
17.06.02	2,346	6,257	—	—	8,603	882.5p	June 2005
20.06.03	17,346	27,933	17,346	27,933	—	—	June 2006
11.06.04	29,212	58,424	29,212	58,424	—	—	June 2007
13.06.05	—	—	29,827	59,654	—	—	June 2008
John Peace (note 3)							
17.06.02	56,370	187,900	—	—	244,270	882.5p	June 2005
20.06.03	49,689	195,858	49,689	195,858	—	—	June 2006
11.06.04	42,178	166,256	42,178	166,256	—	—	June 2007
13.06.05	—	—	44,111	173,875	—	—	June 2008
David Tyler (note 3)							
17.06.02	32,882	109,608	—	—	142,490	882.5p	June 2005
20.06.03	29,049	114,501	29,049	114,501	—	—	June 2006
11.06.04	25,307	99,754	25,307	99,754	—	—	June 2007
13.06.05	—	—	27,279	107,528	—	—	June 2008

Notes:

(1) For the years ended 31 March 2005 and 2006, John Peace and David Tyler received a bonus of 100% of base salary and chose to invest the whole of their net bonus. The matching share awards are made on a gross basis and are taxed at the point of vesting.

(2) For the year ended 31 March 2005, Don Robert received a bonus of 200% of base salary and Paul Brooks received a bonus of 100% of base salary and chose to invest the whole of their bonuses. For the year ended 31 March 2006, Don Robert and Paul Brooks received a bonus of 100% of base salary and chose to invest the whole of their bonuses.

(3) As a result of the demerger of Burberry, UK based Co-Investment Participants were entitled to receive the special dividend of Burberry shares in respect of their invested shares. As a result, John Peace received 48,225 ordinary shares and David Tyler received 28,952 ordinary shares in Burberry Group plc. Participants were able to dispose of their Burberry shares, without affecting their Matching Shares. The above figures reflect the adjustment to the number of Invested Shares following the demerger and share consolidation.

(e) The GUS plc ESOP Trust

As at 31 March 2006, Don Robert, Paul Brooks, John Peace and David Tyler, together with certain other employees of Experian, are discretionary beneficiaries under The GUS plc ESOP Trust and, as such, each director is deemed to be interested in 10,463,212 (2005 11,903,897) Ordinary shares in GUS plc held by the Trust.

(f) Retirement benefits

Don Robert is provided with retirement benefits through a SERP (a Supplemental Executive Retirement Plan—an unfunded defined benefit arrangement in the US). The figures below are in respect of his SERP entitlement. Upon his appointment to the GUS board on 1 April 2005, Mr Robert's pension terms were amended as part of a restructuring of his overall compensation to bring his benefits more in line with those of the UK based executive directors. Mr Robert also participates in Experian North America's 401(k) pension plan, a defined contribution style arrangement. Contributions to the 401(k) plan in the year ended 31 March 2006 amounted to US$8,985 (2005 US$11,589).

Paul Brooks is a member of the GUS Pension Scheme. His tax-approved benefits are restricted by the pension earnings cap. However, his contract allows for an unfunded scheme to provide for benefits in excess of the cap. The following pension figures reflect both his approved and unapproved entitlements.

John Peace is a member of the GUS Pension Scheme. His benefits are not restricted by the pension earnings cap. The following pension figures reflect his tax-approved scheme benefits.

David Tyler is a member of the GUS Pension Scheme. His tax-approved benefits are restricted by the pension earnings cap. However, his contract allows for an unfunded scheme to provide for benefits in excess of the cap (although part of this promise will be provided for by a funded arrangement which was closed to future contributions on 1 April 2002). The pension figures below reflect both his approved and unapproved entitlements.

The table set out below provides the disclosure of directors' pension entitlements in respect of benefits from tax-approved schemes and unfunded arrangements.

2005

	Accrued pension at 31 March 2005 per annum	Accrued pension at 31 March 2004 per annum	Transfer value at 31 March 2005	Transfer value at 31 March 2004	Change in transfer value (less directors' contributions)	Additional pension earned to 31 March 2005 (net of inflation) per annum	Transfer value of the increase (less directors' contributions)
	(1) *'000*	*(2)* *'000*	*(3)* *'000*	*(4)* *'000*	*(5)* *'000*	*(6)* *'000*	*(7)* *'000*
Don Robert . . .	US$165	US$61	US$2,575	US$512	US$2,063	US$102	US$1,589
Paul Brooks . . .	£48	£35	£543	£367	£176	£12	£137
John Peace . . .	£415	£374	£6,080	£5,156	£924	£29	£431
David Tyler . . .	£115	£91	£1,365	£1,015	£335	£21	£234

2006

	Accrued pension at 31 March 2006 per annum	Accrued pension at 31 March 2005 per annum	Transfer value at 31 March 2006	Transfer value at 31 March 2005	Change in transfer value (less directors' contributions)	Additional pension earned to 31 March 2006 (net of inflation) per annum	Transfer value of the increase (less directors' contributions)
	(1) *'000*	*(2)* *'000*	*(3)* *'000*	*(4)* *'000*	*(5)* *'000*	*(6)* *'000*	*(7)* *'000*
Don Robert . . .	US$204	US$165	US$3,257	US$2,575	US$682	US$34	US$549
Paul Brooks . . .	£62	£48	£784	£543	£241	£13	£162
John Peace . . .	£467	£415	£7,655	£6,080	£1,575	£41	£672
David Tyler . . .	£142	£115	£1,871	£1,365	£490	£24	£300

Notes:

(1) Columns (1) and (2) represent the deferred pension to which the directors would have been entitled had they left Experian at 31 March.

(2) Column (3) is the transfer value of the deferred pension in column (1) calculated as at 31 March based on factors supplied by the actuary of the relevant group pension scheme in accordance with actuarial guidance note GN11.

(3) Column (4) is the equivalent transfer value, but calculated as at the previous 31 March on the assumption that the director left service at that date.

(4) Column (5) is the change in the transfer value of accrued pension during the year net of contributions by the director.

(5) Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in 'real' (inflation adjusted) terms on the pension already earned at the start of the year.

(6) Column (7) represents the transfer value of the deferred pension in column (6).

(7) The disclosures in columns (1) to (5) are as required by the Companies Act 1985, Schedule 7A.

(8) The disclosures in columns (6) and (7) are as required by the Financial Services Authority Listing Rules. The requirements of the Listing Rules differ from those of the Companies Act. The Listing Rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The change in transfer value required by the Companies Act would also be significantly influenced by the assumptions underlying the calculation at the beginning and the end of the financial year.

(g) Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the ordinary shares of GUS and in the ordinary shares of Burberry Group plc are shown below. Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-investment Plan are shown in (d) above. Save for the disclosures in relation to Burberry Group plc shares, the directors have no interests in the debentures of GUS plc or in any shares or debentures of Experian companies.

	GUS plc		Burberry Group plc
	31 March 2005	31 March 2006	31 March 2005
Paul Brooks	53,286	79,557	—
Don Robert	114,769	197,878	—
John Peace	294,154	434,127	50,000
David Tyler	182,893	269,589	16,000
Sir Alan Rudge	11,450	11,085	—

Burberry Group plc ceased to be a subsidiary of GUS plc or Experian with effect from 13 December 2005.

36 Principal entities and associated undertakings

The principal entities and associated undertakings that have formed part of this Combined Financial Information throughout the years ended 31 March 2005 and 2006, except as noted below, were:

	Country of incorporation	Percentage of ordinary shares held
GUS plc (note 1)	Great Britain	100%
ClarityBlue Limited (note 2)	Great Britain	100%
Experian Limited	Great Britain	100%
QAS Limited (note 3)	Great Britain	100%
Experian Holdings France S.A.	France	100%
Experian A/S	Denmark	100%
Experian Holding A/S	Denmark	100%
Creditinform AS	Norway	100%
Consumerinfo.com	USA	100%
Experian Information Solutions Inc.	USA	100%
Experian Marketing Solutions Inc.	USA	100%
Experian Services Corporation	USA	100%
LowerMyBills.com (note 4)	USA	100%
PriceGrabber.com (note 5)	USA	100%
First American Real Estate Solutions LLC (note 6)	USA	20%

All business units, except where noted, are involved in the provision of information solutions to either business customers or consumers. The proportions of voting rights match the percentage of ordinary shares held.

Notes:

(1) GUS plc is a provider of head office and treasury services.

(2) ClarityBlue Limited was acquired in January 2006.

(3) QAS Limited was acquired in October 2004.

(4) LowerMyBills.com was acquired in May 2005.

(5) PriceGrabber.com was acquired in December 2005.

(6) First America Real Estate Solutions LLC has a 31 December year-end.

Section C: Experian Accountant's Report for the Years Ended 31 March 2004 and 31 March 2005 (UK GAAP)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors (the "**Directors**")
GUS plc
One Stanhope Gate
London W1K 1AF

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

26 July 2006

Dear Sirs

Experian Historical Financial Information

We report on the financial information set out in Section D of Part XIII below. This financial information has been prepared for inclusion in the Class 1 Circular dated 26 July 2006 (the "**Circular**") of GUS plc (the "**Company**") on the basis of the accounting policies set out in note 1 to the financial information.

Responsibilities

The Directors of the Company are responsible for preparing the financial information in accordance with the basis of preparation set out in note 1 to the financial information and on the basis of Generally Accepted Accounting Principles in the United Kingdom as described in note 1.

We have formed an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to Experian's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Circular, a true and fair view of the state of affairs of Experian as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1 and on the basis of Generally Accepted Accounting Principles in the United Kingdom as described in note 1.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Section D: Experian Financial Information for the Years Ended 31 March 2004 and 31 March 2005 (UK GAAP)

Combined profit and loss account

		For the year ended 31 March					
		2004			2005		
		Before Exceptional Items	Exceptional Items (note 5)	Total	Before Exceptional Items	Exceptional Items (note 5)	Total
	Notes	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
Revenue	2,3	**2,180**	—	**2,180**	**2,517**	—	**2,517**
Cost of sales	4	(1,124)	—	(1,124)	(1,252)	—	(1,252)
Gross profit		**1,056**	—	**1,056**	**1,265**	—	**1,265**
Net operating expenses before amortisation of goodwill		(675)	—	(675)	(776)	—	(776)
Amortisation of goodwill		(100)	—	(100)	(135)	—	(135)
Net operating expenses	4	(775)	—	(775)	(911)	—	(911)
Operating profit		**281**	—	**281**	**354**	—	**354**
Share of operating profit of associated undertakings		76	—	76	78	—	78
Trading profit		**357**	—	**357**	**432**	—	**432**
Loss on sale of businesses	5	—	(90)	(90)	—	(13)	(13)
Profit on ordinary activities before interest		**357**	**(90)**	**267**	**432**	**(13)**	**419**
Net interest (expense)/ income	6	(5)	—	(5)	13	—	13
Profit on ordinary activities before taxation	7	**352**	**(90)**	**262**	**445**	**(13)**	**432**
Tax on profit on ordinary activities	8			(47)			(59)
Profit on ordinary activities after taxation and for the financial year	20			**215**			**373**
				cents			*cents*
Earnings per share	10						
—Basic				25.0			43.4
—Diluted				24.8			42.7

The financial information within this document may not be representative of future results. The historical capital structure does not reflect the future capital structure. Future interest income and expense, certain operating expenses and tax charges may be significantly different from those that resulted from being wholly owned by GUS plc.

Statement of combined total recognised gains and losses

	For the year ended 31 March					
	2004			2005		
	Experian*	Associated undertakings	Total	Experian*	Associated undertakings	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
Profit for the financial year	**147**	**68**	**215**	**305**	**68**	**373**
Revaluation of properties	5	—	5	—	—	—
Currency translation differences	(71)	—	(71)	(11)	(1)	(12)
Total recognised gains for the year	**81**	**68**	**149**	**294**	**67**	**361**

Note:

*Excluding associated undertakings

Note of combined historical cost profits

	For the year ended 31 March	
	2004	2005
	US$m	*US$m*
Reported profit on ordinary activities before taxation	**262**	**432**
Realisation of property revaluation gains of previous years	5	8
Historical cost profit on ordinary activities before taxation	**267**	**440**
Historical cost profit for the year after taxation	**220**	**381**

There is no material difference between the actual depreciation charge for the years under review and the depreciation charge on the historical cost basis.

Combined balance sheet

	Notes	At 31 March 2004 US$m	At 31 March 2005 US$m
Fixed assets			
Intangible assets—goodwill	11	724	975
Intangible assets—other	12	292	299
Tangible assets	13	511	544
Investments—associates and other	14	163	185
		1,690	**2,003**
Current assets			
Stocks		1	1
Debtors			
—Amounts due within one year	15	3,388	2,126
—Amounts due after more than one year	15	291	337
		3,679	2,463
Cash at bank and in hand		405	157
		4,085	**2,621**
Creditors—Amounts due within one year	16	(4,279)	(2,474)
Net current (liabilities)/assets		**(194)**	**147**
Total assets less current liabilities		**1,496**	**2,150**
Creditors—Amounts due after more than one year	17	(2,079)	(2,771)
Provisions for liabilities and charges	19	(17)	(24)
Net liabilities		**(600)**	**(645)**
Invested capital	20	**(600)**	**(645)**

Combined cash flow statement

	Notes	2004 US$m	2005 US$m
		For the year ended 31 March	
Net cash inflow from operating activities	25(a)	634	698
Dividends received from associated undertakings	14	62	46
Returns on investments and servicing of finance	25(b)	(4)	4
Taxation		(42)	(57)
Capital expenditure	25(c)	(201)	(207)
Financial investment	25(d)	97	(9)
Acquisition of subsidiaries	25(e)	(224)	(349)
Disposal of subsidiaries	25(f)	24	(5)
Dividends paid to GUS plc shareholders		(414)	(520)
Net cash outflow before management of liquid resources and financing		**(68)**	**(399)**
Management of liquid resources	25(g)	(12)	7
Financing			
—issue of GUS plc shares		53	65
—net purchase of GUS plc shares	25(h)	(10)	(380)
—change in debt and lease financing	25(i)	(1,042)	108
—net receipts from derivatives held to manage currency profile		127	164
—net dividends received from other GUS group companies		132	192
—net proceeds on disposal of other GUS group companies		617	194
—funding from/(paid to) other GUS group companies		372	(122)
—decrease in equity in other GUS group companies		—	22
Net cash inflow from financing		**249**	**243**
Increase/(decrease) in net cash		**169**	**(149)**
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in net cash		169	(149)
Cash outflow/(inflow) from movement in debt and lease financing		1,042	(108)
Cash outflow/(inflow) from movement in liquid resources		12	(7)
Movement in net debt resulting from cash flows		1,223	(264)
New finance leases		(3)	—
Exchange movements		(367)	(61)
Movement in net debt		853	(325)
Net debt at beginning of year	25(j)	(3,182)	(2,329)
Net debt at end of year	25(j)	**(2,329)**	**(2,654)**

Notes to the Combined Financial Information

1 Basis of preparation and accounting policies

Basis of preparation of Combined Financial Information

This Combined Financial Information presents the financial record for the two years ended 31 March 2005 of those businesses that will be held by Experian at the date of admission of the shares of Experian to the London Stock Exchange. The Combined Financial Information therefore comprises an aggregation of amounts included in the financial statements of Experian entities, GUS plc and certain other GUS entities (together the "**Experian companies**"). The principal entities included within the financial record are shown in note 32. It excludes those businesses which have been sold and have been or will be demerged by GUS plc (principally Argos Retail Group ("**ARG**"), Burberry, Lewis Group and GUS plc's interest in BL Universal PLC) prior to the admission of Experian shares to the London Stock Exchange (together the "**other GUS group companies**").

Experian has not in the past formed a separate legal group and therefore it is not meaningful to show share capital or an analysis of reserves for Experian. The net liabilities of Experian are represented by the cumulative investment in the Experian companies (shown as "**invested capital**").

The following summarises the accounting and other principles applied in preparing the Combined Financial Information:

- Subsidiary undertakings and associates acquired or disposed of by Experian during the period presented have been included in the Combined Financial Information from and up to the date control passed.
- All cash and other movements in capital amounts, being shares issued or cancelled and dividends paid, in respect of GUS plc have been reflected in the cash flow and reconciliation of movements in invested capital.
- Any funding of other GUS group companies during the period of the Combined Financial Information, which comprises equity holdings and quasi-equity loans, has been treated as part of invested capital. All changes in such funding are shown as movements in invested capital under "net decrease in equity in other GUS group companies".
- Debt finance utilised by GUS plc to fund the Experian companies and the other GUS group companies and trading balances with other GUS group companies are included within the financial record.
- Dividends paid to/received from other GUS group companies are shown as movements in invested capital under "net dividends received from other GUS group companies".
- Transactions and balances between entities included within the Combined Financial Information have been eliminated.
- GUS plc had not historically recharged corporate head office costs comprising administration, management and other services including, but not limited to, management information, accounting and financial reporting, treasury, taxation, cash management, employee benefit administration, payroll and professional services to any of its underlying businesses. However, for the purposes of the preparation of the Combined Financial Information an allocation has been made of the amounts of shared corporate head office costs between Experian and ARG, based on an estimate of the usage of the services. These costs were affected by the arrangements that existed in the GUS plc group and are not necessarily representative of the position that may prevail in the future.
- Tax charges in the Combined Financial Information have been determined based on the tax charges recorded by Experian companies in their statutory accounts as well as certain adjustments made for GUS plc group consolidation purposes. The tax charges recorded in the combined profit and loss account have been affected by the taxation arrangements within the GUS plc group and are not necessarily representative of the tax charges that would have been reported had Experian been an independent group. They are not necessarily representative of the tax charges that may arise in the future.
- Interest income and expense recorded in the combined profit and loss account have been affected by the financing arrangements within the GUS plc group and are not necessarily representative of the interest income and expense that would have been reported had Experian been an independent group. They are not necessarily representative of the interest income and expense that may arise in the future. The rate of interest applying to funding balances within the Combined Financial Information has been determined by GUS plc.
- Financial information in respect of those businesses included within the Combined Financial Information has historically been reported in sterling, as this was the dominant functional currency of the GUS plc Group when it included other GUS group companies. As a result of the sale or demerger of those entities, the relative importance of The Americas, whose functional currency is US Dollars, has increased.

  Accordingly, Experian will convert from a historic reporting currency of sterling to the US Dollar, being the most representative currency of its operations. The Combined Financial Information has been presented in US Dollars as though this had been the reporting currency of Experian throughout that period. The

exchange rates of US Dollars to sterling used in preparing the Combined Financial Information are as follows:

US Dollar to sterling:	Average rate	Closing rate
Year ended 31 March 2003	n/a	1.58
Year ended 31 March 2004	1.70	1.84
Year ended 31 March 2005	1.85	1.88

- The Combined Financial Information has been prepared on a going concern basis and under the historical cost convention, modified by the revaluation of certain fixed assets, and on the basis of applicable accounting standards in the United Kingdom as at 31 March 2005 as modified having regard to certain conventions for the preparation of historical financial information for inclusion in Investment Circulars compiled in the Annexure to SIR 2000 "Investment reporting standards applicable to public reporting engagements on historical financial information" issued by the Auditing Practices Board. These policies have been applied consistently to both years presented.

Accounting policies

Revenue

Revenue represents goods and services sold to external customers, net of value added tax and other sales taxes, rebates and discounts, including the provision and processing of data, subscriptions to services, software and database customisation and development and the sale of software licences, maintenance and related consulting services.

Revenue in respect of the provision and processing of data is recognised in the period in which the service was provided. Subscription revenues, and revenues in respect of services to be provided by an indeterminate number of acts over a specified period of time, are recognised on a straight line basis over those periods. Customisation, development and consulting revenues are recognised by reference to the stage of completion of the work. Revenue from software licences is recognised upon delivery. Revenue from maintenance agreements is recognised on a straight line basis over the term of the maintenance period.

Where a single arrangement comprises a number of individual elements which are capable of operating independently of one another, the total revenues are allocated amongst the individual elements based on the fair value of each element. Where the elements are not capable of operating independently, or reasonable measures of fair value for each element are not available, total revenues are recognised on a straight line basis over the contract period.

Associated undertakings

Experian's share of profits of associated undertakings is included in the profit and loss account up to the date of disposal or from the date of acquisition. Loans to associated undertakings and Experian's share of net assets are included in the balance sheet as an investment in associated undertakings.

Tangible fixed assets

Land and assets in the course of construction are not depreciated. Freehold properties are depreciated over 50 years by equal annual instalments. Leasehold premises with unexpired lease terms of 50 years or less are depreciated by equal annual instalments over the remaining period of the lease. Plant and equipment are depreciated by equal annual instalments over two to 10 years according to the estimated life of the asset. Equipment on hire or lease is depreciated over the shorter of the period of the lease or its useful economic life.

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP 19, no depreciation is provided in respect of investment properties except for leaseholds with less than 20 years to run. This represents a departure from the Companies Act 1985 requirement to depreciate fixed assets. Had SSAP 19 not been followed the depreciation charge for the financial year would not have been material.

Fixed asset investments

Investments held as fixed assets are stated at cost less any provision considered necessary for impairment. Investments in joint ventures and associated undertakings are carried in the combined balance sheet at Experian's share of their net assets at date of acquisition and of their post acquisition retained profits or losses.

Goodwill

For acquisitions of subsidiary undertakings and investments in associated undertakings made on or after 1 April 1998, goodwill (being the excess of the fair value of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Experian.

Goodwill arising on acquisitions is amortised by equal annual instalments over its estimated useful economic life, up to a maximum of 20 years.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off to reserves is included in the profit or loss on disposal.

Other intangible fixed assets

Intangible fixed assets other than goodwill comprise the data purchase and data capture costs of internally developed databases and are capitalised under SSAP 13 to recognise these costs over the period of their commercial use. Amortisation is provided by equal annual instalments on the cost of the assets over three to seven years according to their estimated lives.

Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". Goodwill is amortised and is subject to an impairment test should a triggering event occur. First year impairment reviews are conducted for acquired goodwill and intangible assets. Impairment is measured by comparing the carrying value of the asset with the higher of the net realisable value and the value in use. Any impairment charges are recognised in the profit and loss account for the period in which they arise.

Deferred consideration

Where part or all of the amount of purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes a reasonable estimate of the fair value of the contingent amounts expected to be payable in the future. The cost of the acquisition is adjusted when revised estimates are made, with corresponding adjustments made to goodwill until the ultimate outcome is known.

Where part or all of the amount of disposal consideration is contingent on future events, the disposal proceeds initially recorded include a reasonable estimate of the fair value of the contingent amounts expected to be receivable in the future. The proceeds are adjusted when revised estimates are made, with corresponding adjustments made to debtors and profit/(loss) on disposal until the ultimate outcome is known.

Leases

Where assets are financed by leasing arrangements that give rights approximating to ownership the assets are treated as if they had been purchased outright. The amount capitalised is the fair value of the leased assets. The corresponding leasing commitments are shown as obligations to the lessor and the assets are depreciated over the shorter of the lease term or their useful economic life. The interest element of lease rentals is charged to the profit and loss account over the life of the lease in proportion to the outstanding lease commitment.

All other leases are operating leases, and the annual rentals are charged to the profit and loss account as incurred. Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the periods of the leases.

Foreign currency

Assets and liabilities are translated into US Dollars at the rates of exchange ruling at the balance sheet date and the results are translated into US Dollars at average rates of exchange. Differences arising on the retranslation of opening net assets, profits and losses at average rates and borrowings designated as hedges are taken to reserves. Foreign currency transactions which are covered by specific forward exchange contracts are translated at the contracted exchange rates. The interest differential reflected in forward contracts is taken to net interest. Exchange profits and losses which arise from normal trading activities and the translation of monetary assets and liabilities are included in the profit and loss account.

Derivative financial instruments

Experian uses derivative financial instruments to manage its exposures to fluctuations in interest rates and foreign currency exchange rates. Derivative instruments utilised by Experian include interest rate swaps, forward currency contracts and currency swaps. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest over the period of the contract. Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss is offset against that arising from the translation of the underlying assets and taken to reserves.

Up to and including the year ending 31 March 2005, GUS plc reported in sterling. It regarded the US Dollar as a foreign currency and Experian's US business as a foreign operation. The hedging and risk management strategies pursued for the years then ended reflected this. Experian will report in US Dollars. As a result, existing hedging strategies may not be continued in the future.

Deferred taxation

Deferred taxation is provided in respect of timing differences that have originated but not reversed at the balance sheet date and is determined using the tax rates that are expected to apply when the timing differences reverse. Deferred tax assets are recognised only to the extent that they are expected to be recoverable. Deferred taxation is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on relevant government bonds with maturity dates similar to those of the deferred taxation assets and liabilities.

Treasury shares

In accordance with the provisions of UITF Abstract 37 "Purchase and sale of own shares", treasury shares are held at cost and are deducted from invested capital.

Incentive plans

During the period presented employees of the Experian companies have participated in share based incentive plans in respect of shares in GUS plc. These are accounted for in accordance with UITF Abstracts 17 "Employee Share Schemes" and 38 "Accounting for ESOP trusts". The fair value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate charge is made to the profit and loss account.

Employees of the Experian companies also participated in the GUS plc Save As You Earn schemes that allowed for the grant of share options at a discount to the market price at the date of the grant. Experian has made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of these options.

Pensions

Experian operates pension plans throughout the world. The major defined benefit scheme is in the United Kingdom. The assets covering these arrangements are held in independently administered funds.

Experian accounts for pensions in accordance with SSAP 24. Experian charges the regular costs of its defined benefit pension schemes against profits on a systematic basis over the service lives of the pensionable employees in accordance with advice from independent qualified actuaries. Variation from regular cost is allocated over the expected remaining service lives of current scheme members. Any difference between the cumulative amounts charged against profit and contributions paid is included as an asset or provision as appropriate in the balance sheet.

Experian also operates defined contribution pension schemes, the major two being in the United Kingdom with assets held in independently administered funds and in North America where employees are covered by a similar arrangement. The cost of providing these benefits, recognised in the profit and loss account, comprises the amount of contributions payable to the schemes in respect of the year.

The transitional provisions of FRS 17 "Retirement Benefits" have been adopted in the Combined Financial Information. In accordance with these transitional arrangements, supplementary disclosures are set out in note 30.

Related party transactions

FRS 8, "Related Party Disclosures", requires the disclosure of the details of material transactions between the reporting entity and related parties. Experian has taken advantage of an exemption under FRS 8 not to disclose transactions between Experian companies which eliminate in presenting this Combined Financial Information.

2 Geographical analysis

	Notes	Revenue by origin 2004 US$m	Revenue by origin 2005 US$m	Profit before taxation 2004 US$m	Profit before taxation 2005 US$m	Net assets 2004 US$m	Net assets 2005 US$m
The Americas		1,192	1,341	313	356	963	1,013
UK and Ireland		570	689	130	186	202	406
EMEA/Asia-Pacific		418	487	47	59	316	310
Central activities		—	—	(33)	(34)	484	400
		2,180	**2,517**	**457**	**567**	**1,965**	**2,129**
Net interest (expense)/ income	6			(5)	13		
Profit before amortisation of goodwill, exceptional items and taxation				452	580		
Amortisation of goodwill				(100)	(135)		
Exceptional items	5			(90)	(13)		
Profit before taxation				**262**	**432**		
Net debt						(2,329)	(2,654)
Dividends and taxation						(541)	(561)
Balances with other GUS group companies						305	441
Net liabilities						**(600)**	**(645)**

Revenue by destination is not materially different from revenue by origin.

Central net assets represent corporate head office balances including pension assets, accruals, treasury balances and loan notes receivable.

Amortisation of goodwill comprises US$72m (2004 US$61m) relating to The Americas, US$20m (2004 US$7m) relating to UK and Ireland and US$43m (2004 US$32m) relating to EMEA/Asia-Pacific. The goodwill reported within net assets includes US$414m (2004 US$378m) relating to The Americas, US$305m (2004 US$74m) relating to UK and Ireland and US$256m (2004 US$272m) relating to EMEA/Asia-Pacific.

3 Business analysis

	Notes	Revenue 2004 US$m	Revenue 2005 US$m	Profit before taxation 2004 US$m	Profit before taxation 2005 US$m	Net assets 2004 US$m	Net assets 2005 US$m
By business segment							
Credit Services		1,373	1,426	376	408	920	990
Decision Analytics		237	290	69	95	154	154
Interactive		180	295	34	52	76	68
Marketing Solutions *		390	506	11	46	156	332
Central activities **		—	—	(33)	(34)	659	585
		2,180	**2,517**	**457**	**567**	**1,965**	**2,129**
Net interest (expense)/ income	6			(5)	13		
Profit before amortisation of goodwill, exceptional items and taxation				452	580		
Amortisation of goodwill				(100)	(135)		
Exceptional items	5			(90)	(13)		
Profit before taxation				**262**	**432**		
Net debt						(2,329)	(2,654)
Dividends and taxation						(541)	(561)
Balances with other GUS group companies						305	441
Net liabilities						**(600)**	**(645)**

Notes:

* QAS Ltd (acquired in October 2004) contributed revenue of US$48m and profit before taxation of US$7m to the Marketing Solutions segment for the year ended and as at 31 March 2005. At 31 March 2005 its net assets were US$170m (including goodwill).

** Net assets allocated to Central activities include group properties. These properties have not been allocated to other business segments, on the basis that they are used by all the segments. Within the geographical analysis group properties are allocated across the segments.

4 Net operating expenses

	For the year ended 31 March	
	2004	2005
	US$m	*US$m*
Cost of sales	1,124	1,252
Net operating expenses comprise:		
Distribution costs	195	262
Administrative expenses	480	514
Amortisation of goodwill	100	135
	775	**911**

5 Exceptional items

		For the year ended 31 March	
		2004	2005
	Notes	*US$m*	*US$m*
Exceptional items comprise:			
Loss on sale of businesses	25(m)	90	13
Exceptional charge		**90**	**13**

The loss on sale of businesses in the year ended 31 March 2005 arose primarily from the disposal by Experian of two non-core businesses. The loss on sale in the year ended 31 March 2004 was in respect of the disposal by Experian North America of its US outsourcing activities, comprising the US print and mail operations and four lettershop locations, and included a charge of US$41m in respect of goodwill previously written off to reserves. There was no significant taxation impact as a result of the disposals in either year.

6 Net interest (expense)/income

	For the year ended 31 March	
	2004	2005
	US$m	*US$m*
Interest income:		
Bank deposits and other	34	46
Interest income earned from other GUS group companies (note 23(b))	96	107
	130	153
Interest expense:		
Bank loans and overdrafts	10	6
Eurobonds	107	112
Finance leases	1	2
Interest payable to other GUS group companies (note 23(b))	17	20
	135	140
Net interest (expense)/income	**(5)**	**13**

7 Profit on ordinary activities before taxation

	Notes	For the year ended 31 March 2004 US$m	2005 US$m
Profit on ordinary activities before taxation is stated after charging/(crediting):			
Operating lease rental expense—land and buildings		29	32
—plant and equipment		42	38
Property rental income under operating leases		(3)	(2)
Amortisation of goodwill (including share of goodwill of associates in 2004 of $6m and of $8m in 2005)		100	135
Depreciation of tangible and intangible fixed assets			
—owned		197	190
—under finance leases		10	6
Research expenditure		4	4
Loss on sale of businesses	5	90	13
Audit fees—statutory audit		2	2
Auditors' remuneration for non-audit services			
—tax advisory services		5	4
—other advice		—	2

Included in the analysis of auditors' remuneration for non-audit services are fees paid to the auditors in the UK of US$4m in 2005 and US$3m in 2004.

For the year ended 31 March 2005, Experian incurred a small fine and agreed to provide certain refunds to consumers under an agreement with the US Federal Trade Commission.

8 Tax on profit on ordinary activities

	For the year ended 31 March 2004 US$m	2005 US$m
(a) Analysis of charge for the year		
Current tax:		
UK corporation tax on profits of the year	17	6
Adjustments in respect of prior years	(7)	—
	10	6
Non-UK tax	14	22
Group share of tax on profits of associated undertakings	3	2
Total current tax charge for the year	27	30
Deferred tax:		
Origination and reversal of timing differences	47	44
Increase in discount	(29)	(22)
Adjustments in respect of prior years	2	7
Total deferred tax (notes 15 and 19)	20	29
Tax on profit on ordinary activities	**47**	**59**

(b) Factors affecting the tax charge for the year

The tax charge for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004 US$m	2005 US$m
Profit on ordinary activities before taxation	262	432
Profit on ordinary activities before taxation multiplied by the standard rate of corporation tax in the UK of 30%	79	130
Effects of:		
Adjustments to tax charge in respect of prior years	(7)	—
Expenses not deductible for tax purposes	7	6
Goodwill amortisation not deductible for tax purposes	24	33
Tax relief in respect of US goodwill written off to reserves	(22)	(33)
Differences in effective tax rates on non-UK earnings	(34)	(52)
Other permanent differences	(22)	(38)
Impact of business disposals	19	4
Other timing differences	(17)	(20)
Current tax charge for the year	27	30

9 Dividends to GUS plc shareholders

	For the year ended 31 March	
	2004	2005
	US$m	US$m
Interim paid	136	166
Final proposed	323	376
Total	459	542

The above dividends have been charged directly against Invested capital, as shown in note 20.

10 Basic and diluted earnings per share

	For the year ended 31 March	
	2004	2005
	cents	cents
Basic earnings per share	25.0	43.4
Diluted earnings per share	24.8	42.7

The weighted average number of Ordinary shares in issue used in the calculations for the years ended 31 March 2004 and 2005 have been adjusted to take account of issues, repurchases and cancellations of GUS plc Ordinary shares in the three years ended 31 March 2006, including the effect of a share consolidation that took place in December 2005 following the Burberry dividend in specie.

The calculation of basic earnings per share is based on profit for the year of US$373m (2004 US$215m) divided by the weighted average number of Ordinary shares in issue of 858.3m (2004 860.1m).

	For the year ended 31 March	
	2004	2005
	m	m
Weighted average number of Ordinary shares in issue during the year	858.3	860.1
Dilutive effect of share incentive awards	9.0	12.6
Diluted weighted average number of Ordinary shares in issue during the year	867.3	872.7

The calculation of diluted earnings per share reflects the potential dilutive effect of employee share incentive schemes under the existing GUS plc arrangements and does not take account of the new arrangements to be put in place as part of the Demerger.

11 Intangible fixed assets—goodwill

	Notes	2004	2005
		US$m	US$m
Cost			
At 1 April		653	898
Differences on exchange		57	15
Acquisition of subsidiaries	26	202	368
Disposals of subsidiaries	25(m)	(14)	(26)
At 31 March		**898**	**1,255**
Amortisation			
At 1 April		79	174
Differences on exchange		9	5
Charge for year		94	127
Disposals of subsidiaries	25(m)	(8)	(26)
At 31 March		**174**	**280**
Net Book Value at 31 March		**724**	**975**

12 Other intangible fixed assets—databases

	Notes	2004 US$m	2005 US$m
Cost			
At 1 April		613	633
Differences on exchange		34	9
Acquisition of subsidiaries		7	13
Additions		110	120
Disposal of subsidiaries	25(m)	(2)	(13)
Other disposals		(129)	(85)
At 31 March		**633**	**677**
Amortisation			
At 1 April		332	341
Differences on exchange		24	5
Acquisition of subsidiaries		—	6
Disposal of subsidiaries	25(m)	—	(9)
Charge for year		114	109
Other disposals		(129)	(74)
At 31 March		**341**	**378**
Net Book Value at 31 March		**292**	**299**

13 Tangible fixed assets

	Freehold properties	Leasehold properties		Plant & equipment	Assets in course of construction	Total
		Long leasehold	Short leasehold			
	US$m	US$m	US$m	US$m	US$m	US$m
2004						
Cost or valuation						
At 1 April 2003	174	7	109	583	27	900
Differences on exchange	10	1	1	43	8	63
Acquisition of subsidiaries	—	—	—	15	—	15
Additions	—	—	—	70	39	109
Disposal of subsidiaries	—	—	—	(80)	—	(80)
Other disposals	(7)	(3)	(2)	(22)	—	(34)
Transfer to revaluation reserve	5	—	—	—	—	5
At 31 March 2004	**182**	**5**	**108**	**609**	**74**	**978**
Cost	160	3	108	609	74	954
Valuation—trading properties (1996)	11	2	—	—	—	13
Valuation—investment properties (2004)	11	—	—	—	—	11
	182	**5**	**108**	**609**	**74**	**978**
Depreciation						
At 1 April 2003	28	2	8	368	—	406
Differences on exchange	2	—	(1)	32	—	33
Acquisition of subsidiaries	—	—	—	7	—	7
Charge for year	3	2	3	85	—	93
Disposal of subsidiaries	—	—	—	(53)	—	(53)
Other disposals	—	—	—	(19)	—	(19)
At 31 March 2004	**33**	**4**	**10**	**420**	**—**	**467**
Net Book Value at 31 March 2004	**149**	**1**	**98**	**189**	**74**	**511**

	Freehold properties	Leasehold properties: Long leasehold	Leasehold properties: Short leasehold	Plant & equipment	Assets in course of construction	Total
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
2005						
Cost or valuation						
At 1 April 2004	182	5	108	609	74	978
Differences on exchange	1	—	1	14	—	16
Acquisition of subsidiaries	23	—	—	20	—	43
Additions	—	—	2	96	15	113
Transfer between assets	89	—	—	—	(89)	—
Disposal of subsidiaries	—	—	—	(7)	—	(7)
Other disposals	(11)	(5)	(2)	(44)	—	(62)
At 31 March 2005	**284**	—	**109**	**688**	—	**1,081**
Cost	273	—	109	688	—	1,070
Valuation—trading properties (1996)	11	—	—	—	—	11
	284	—	**109**	**688**	—	**1,081**
Depreciation						
At 1 April 2004	33	4	10	420	—	467
Differences on exchange	1	—	—	13	—	14
Acquisition of subsidiaries	6	—	—	16	—	22
Charge for year	7	—	2	78	—	87
Disposal of subsidiaries	—	—	—	(6)	—	(6)
Other disposals	—	(4)	(2)	(41)	—	(47)
At 31 March 2005	**47**	—	**10**	**480**	—	**537**
Net Book Value at 31 March 2005	**237**	—	**99**	**208**	—	**544**

At 31 March 2005, Experian had no investment properties held for hire under operating leases. At 31 March 2004, investment properties valued at US$11m were held for hire under operating leases.

Assets held under finance leases and capitalised in plant, vehicles and equipment:

	2004	2005
	US$m	*US$m*
Cost	90	90
Cumulative depreciation	(77)	(83)
Net Book Value	**13**	**7**

At 31 March 2005, on the historical cost basis the net book value of properties carried at valuation was US$nil (2004 US$4m). No depreciation has been charged in respect of these assets.

Investment properties of Experian were revalued as at 31 March 2004 by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyor Appraisals and Valuation Standards. Revalued trading properties are included at their valuation at 31 March 1996 less depreciation. The valuation at 31 March 1996 was on the basis of open market value for existing use. Other trading properties are included at cost.

14 Investments—associates and other

	Shares in associated undertakings	Loan to joint venture	Other investments	Total
	(note a) US$m	*(note b)* US$m	*(note c)* US$m	US$m
2004				
Cost or valuation				
At 1 April 2003	101	130	13	244
Differences on exchange	—	9	(1)	8
Additions	54	—	—	54
Disposals	—	(139)	(10)	(149)
Share of profit after taxation (after goodwill charge of $6m)	68	—	—	68
Dividends received	(62)	—	—	(62)
At 31 March 2004	**161**	—	**2**	**163**
Provisions for impairment				
At 1 April 2003	—	—	2	2
Disposals	—	—	(2)	(2)
At 31 March 2004	—	—	—	—
Net Book Value at 31 March 2004	**161**	—	**2**	**163**
2005				
Cost or valuation				
At 1 April 2004	161	—	2	163
Differences on exchange	(1)	—	—	(1)
Additions	9	—	—	9
Share of profit after taxation (after goodwill charge of $8m)	68	—	—	68
Dividends received	(46)	—	—	(46)
Movement on acquisition of balance of shareholding in Motorfile Limited	(6)	—	—	(6)
Disposals	—	—	(2)	(2)
Cost or valuation and net book value at 31 March 2005	**185**	—	—	**185**

(a) Associated undertakings

The principal associated undertakings are as follows:

Name	Country of incorporation	Class of shares held	% interest	Nature of business
First American Real Estate Solutions LLC	USA	*	20	Information services
Motorfile Limited	Great Britain	Ordinary	50**	Information services

Notes:

* First American Real Estate Solutions LLC ("FARES") is a US partnership.

** Experian acquired the remaining stake in Motorfile Limited in the year ended 31 March 2005.

The additions in the year ended 31 March 2005 are principally in respect of additional investment in FARES.

In the year ended 31 March 2005, Experian's share of the revenue of FARES amounted to US$262m (2004 US$259m), and its share of profit after tax US$68m (2004 US$68m). At 31 March 2005 Experian's share of fixed assets amounted to US$300m (2004 US$254m), its share of current assets amounted to US$74m (2004 US$83m) and its share of liabilities amounted to US$158m (2004 US$158m). Experian's share of cumulative retained profits of associated undertakings at 31 March 2005 is US$83m (2004 US$57m).

In October 2003 FARES acquired Transamerica Finance Corporation's real estate tax service and flood hazard certification businesses. The net purchase price was US$375m in cash of which Experian's contribution amounted to US$75m. The balance of the consideration came from The First American Corporation which owns the remaining 80% of FARES.

(b) Disposals

On 17 November 2003 Experian disposed of its holding of 50% of the equity share capital of BL Universal PLC and as a result the loan was repaid in full.

(c) Other investments

At 31 March 2004 the market and redemption value of these investments was US$2m.

15 Debtors

		2004		2005	
		Due within one year	Due after more than one year	Due within one year	Due after more than one year
	Notes	US$m	US$m	US$m	US$m
Trade debtors		414	—	471	—
Trading and funding balances owed by other GUS group companies	23(b)	2,618	—	1,481	—
Amounts owed by associated undertakings		2	—	—	—
Deferred taxation		21	—	—	—
VAT recoverable		11	—	23	—
Pension asset		—	22	—	64
Deferred consideration receivable		—	258	—	264
Other prepayments and accrued income		322	11	151	9
		3,388	**291**	**2,126**	**337**

The deferred consideration in respect of the disposal of the home shopping and Reality business of US$264m (2004 US$258m) was received in full in April 2006 from March UK Limited. In the period Experian received interest based on LIBOR on the whole of the contractual amount, which comprised loan notes of £140m (disclosed above as US$264m at 31 March 2005).

At 1 April 2003 a deferred taxation asset of US$14m was included in the Experian balance sheet. During the year ended 31 March 2004, the asset increased by US$25m in respect of acquisitions and US$2m in respect of exchange differences, US$20m was charged to the profit and loss account.

The deferred taxation asset of US$21m at 31 March 2004 comprises: accelerated capital allowances of US$2m, other timing differences of (US$205m) and discount for deferred taxation purposes of US$224m.

16 Creditors—amounts due within one year

		2004	2005
	Notes	US$m	US$m
Loans and overdrafts	18	710	68
Obligations under finance leases		6	8
Trade creditors		105	134
Trading and funding balances owed to other GUS group companies	23(b)	2,313	1,040
Taxation		211	173
VAT and other taxes payable		39	41
Social security costs		33	53
Accruals and deferred income		419	501
Other creditors		92	75
External dividend payable		351	381
		4,279	**2,474**

17 Creditors—amounts due after more than one year

		2004	2005
	Notes	US$m	US$m
Loans	18	2,010	2,733
Obligations under finance leases:			
Repayable in one to two years		6	2
Repayable in two to five years		2	—
Accruals and deferred income		53	19
Other creditors		8	17
		2,079	**2,771**

18 Loans and overdrafts

	2004	2005
	US$m	*US$m*
€500m 5.125% Eurobonds 2004	613	—
€600m 4.125% Eurobonds 2007	729	706
£350m 6.375% Eurobonds 2009	640	656
£350m 5.625% Eurobonds 2013	640	656
Multi-currency loans	—	715
Other loans	—	66
Overdrafts	98	2
	2,720	**2,801**
The amounts due are repayable as follows:		
Within one year	710	68
Between two and five years	730	2,077
After five years	1,280	656
	2,720	**2,801**

All the borrowings shown above are unsecured.

19 Provisions for liabilities and charges

	Notes	Deferred taxation	Post-retirement healthcare costs (note 30(b))	Total
		US$m	*US$m*	*US$m*
At 1 April 2003		—	17	17
Profit and loss account		—	2	2
Payments		—	(2)	(2)
Utilised in the year		—	(3)	(3)
Acquisition of subsidiaries		—	—	—
Differences on exchange		—	3	3
At 31 March 2004		—	**17**	**17**
Transfers from deferred taxation assets		(21)	—	(21)
Profit and loss account	8	29	2	31
Payments		—	(2)	(2)
Transfers between tax accounts		2	—	2
Acquisition of subsidiaries		(4)	—	(4)
Differences on exchange		1	—	1
At 31 March 2005		**7**	**17**	**24**

	2005
	US$m
The provision for deferred taxation comprises:	
Accelerated capital allowances	2
Other timing differences	257
Undiscounted provision for deferred taxation	259
Discount	(252)
Discounted provision for deferred taxation	**7**

At 1 April 2003 a retirement benefit provision of US$22m was included in the Experian balance sheet. During the year ended 31 March 2004, US$20m was taken to the profit and loss account and US$64m contributions were paid. The closing balance of US$22m was transferred to assets (see note 15).

Deferred taxation is not provided in respect of profits retained in certain Experian undertakings. Were these profits to be distributed to GUS plc the taxation liability would be approximately US$1,173m (2004 US$366m).

20 Combined reconciliation of movements in invested capital

	Notes	2004 US$m	2005 US$m
Opening invested capital		(1,387)	(600)
Profit for the financial year		215	373
Equity dividends paid to GUS shareholders	9	(459)	(542)
Net dividends received from other GUS group companies		132	192
Currency translation differences		(71)	(12)
Reduction in minority interests' share of net assets		—	(2)
Revaluation of properties	13	5	—
Goodwill credited to reserves	25(m)	41	—
Net proceeds on disposal of other GUS group companies		856	194
GUS plc shares issued under option schemes		53	65
Net purchase of GUS plc shares		(10)	(380)
Credit in respect of share incentive schemes		25	45
Net decrease in equity in other GUS group companies		—	22
Closing invested capital		**(600)**	**(645)**

(a) Goodwill

Cumulative goodwill of US$3,210m (2004 US$3,210m) has been charged to invested capital in respect of acquisitions before 1 April 1998, including, US$3,152m (2004 US$3,152m) in respect of subsidiary undertakings and US$58m (2004 US$58m) in respect of associated undertakings.

Goodwill of nil (2004 US$41m) previously charged to invested capital has been credited in respect of disposals.

(b) Currency translation differences

Included in currency translation differences is an exchange loss of US$63m (2004 US$393m) arising on borrowings denominated in foreign currencies and a gain of US$14m (2004 US$251m) on cross currency swaps designated as hedges of net investments.

(c) Interests in GUS plc shares

During the year ended 31 March 2005, 24,740,000 (2004 3,450,000) Ordinary shares in GUS plc were purchased by Experian companies, representing 2.4% (2004 0.3%) of the called up share capital of GUS plc, for a total cost of US$410m (2004 US$39m). Of the total number of Ordinary shares purchased:

- 3,500,000 (2004 nil) shares were subsequently cancelled. These cancelled shares were purchased at a cost of US$55m and represented 0.3% of the called up share capital of GUS plc. Invested capital was reduced by US$55m.
- 2,600,000 (2004 3,450,000) Ordinary shares, representing 0.3% (2004 0.3%) of the called up share capital of GUS plc, were purchased by The GUS plc ESOP Trust (the "**Trust**") at a cost of $41m (2004 US$39m). These shares are deducted from invested capital.
- 18,640,000 (2004 nil) Ordinary shares, representing 1.8% (2004 nil) of the called up share capital of GUS plc, were purchased for a total cost of US$320m (2004 nil) as Treasury shares. These shares have not been cancelled but are held in a Treasury shares reserve within the profit and loss account reserve and represent a deduction from invested capital.

Interests in own shares, deducted in arriving at invested capital in accordance with UITF 38, represent the cost of 30.5 million (2004 11.7 million) of GUS plc's Ordinary shares (nominal value of US$15m (2004 US$6m)) which amounts to 3.0% (2004 1.2%) of the called up share capital.

Of the above Ordinary shares held, 11.9 million (2004 11.7 million) Ordinary shares are now held by the Trust. These shares have been acquired in the open market using funds provided by Experian. At 31 March 2005 shares previously held by Experian's other ESOP trusts were transferred to the Trust.

All shares in the Trust are held to satisfy obligations under share incentive plans in respect of GUS plc Ordinary shares. Shares are granted to employees at the discretion of Experian and are released to employees by the Trust in accordance with the rules of the respective share incentive plans. The Trust has waived its entitlement to dividends in respect of 11.0 million (2004 11.2 million) Ordinary shares. At 31 March 2005 the market value of the shares was US$205m (2004 US$160m). The costs of administering the Trust are charged to Experian's profit and loss account.

(d) Restrictions on distributions

There are no significant statutory, contractual or exchange control restrictions on distributions by Experian undertakings.

(e) Disposals

Net proceeds were due/received during the year ended 31 March 2004, principally in respect of the following disposals of other GUS group companies: Burberry (US$348m), BL Universal PLC (US$203m) and home shopping and Reality (US$300m). Disposal proceeds received in the year ended 31 March 2005 were US$194m in respect of the Initial Public Offering of Lewis.

(f) Equity in other GUS group companies

During the year ended 31 March 2005 there was a net decrease in equity in other GUS group companies of US$22m (2004 nil) which primarily comprised US$74m received from a Burberry share buy back plus US$52m capital reduction in another GUS group company offset by shares subscribed in Lewis (US$61m), Wehkamp (US$37m) and US$10m paid for the purchase of another GUS group company.

21 Commitments

(a) Capital commitments

	2004	2005
	US$m	*US$m*
Capital expenditure for which contracts have been placed	26	25

(b) Operating lease commitments

	2004		2005	
	Land & buildings	Plant & equipment	Land & buildings	Plant & equipment
	US$m	*US$m*	*US$m*	*US$m*
Annual commitments where the commitment expires:				
Within one year	7	20	4	6
Within two to five years	17	15	13	15
In more than five years	9	—	15	—
	33	**35**	**32**	**21**

22 Contingent liabilities

In the United States, there are a number of pending and threatened litigation claims involving Experian. Experian is vigorously defending such claims. The directors do not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on Experian's financial position. However, as is inherent in legal proceedings, there is a risk of outcomes unfavourable to Experian.

23 Related party transactions

The Experian companies and other GUS group companies are related parties in so far as they are all wholly-owned subsidiaries of GUS plc.

During the period under review, GUS plc settled certain liabilities on behalf of its subsidiaries. GUS plc was reimbursed for these costs (which included audit, insurance and taxation fees) via a management charge which comprised the original cost incurred by GUS plc.

In preparing the Combined Financial Information a management charge of US$24m (2004 US$13m) was allocated to ARG to recharge corporate head office costs as discussed in note 1.

The following sales/purchases and balances have arisen from transactions between Experian and other GUS group companies including:

(a) Revenues arising from other GUS group companies

Related party	Related party's relationship to Experian	2004	2005
		US$m	*US$m*
ARG	subsidiaries of parent company	17	18
Other	subsidiaries of parent company	2	2
Total		**19**	**20**

(b) Trading and funding transactions and balances with other GUS group companies

The trading and funding balances are a mixture of interest bearing and non-interest bearing balances, with interest payable and receivable on a proportion of amounts payable or receivable.

Related party	Related party's relationship to Experian	Year ended 31 March 2004	2005
		US$m	US$m
Related party interest income			
ARC	subsidiaries of parent company	71	92
Other*	subsidiaries of parent company	25	15
Total		**96**	**107**
Related party interest expense			
ARG	subsidiaries of parent company	(17)	(18)
Other*	subsidiaries of parent company	—	(2)
Total		**(17)**	**(20)**
Related party debtors			
ARG	subsidiaries of parent company	2,151	1,157
Other*	subsidiaries of parent company	467	324
Total		**2,618**	**1,481**
Related party creditors			
ARG	subsidiaries of parent company	(2,282)	(995)
Other*	subsidiaries of parent company	(31)	(45)
Total		**(2,313)**	**(1,040)**

* "Other" represents revenue, funding transactions and balances with all those businesses which have been sold and have been or will be demerged by GUS plc prior to the admission of Experian shares to the London Stock Exchange, with the exception of ARG.

(c) Other related party matters

2004

During the year ended 31 March 2004 Experian companies made net sales and recharges to associated undertakings of US$37m.

Amounts receivable from associated undertakings at 31 March 2004 amounted to US$2m (see note 15).

Experian has built and occupied its US headquarters facility at Costa Mesa, California. In this connection an amount of US$24m was paid in the year ended 31 March 2000 to First American Real Estate Solutions LLC, an associated undertaking of Experian, as escrow agent. During the year ended 31 March 2001, an amount of US$21m was released from escrow and the balance of US$3m was released in March 2004.

In the period following the disposal of the home shopping and Reality businesses, Experian had the following transactions with March UK Limited, the new owner of the businesses, and its subsidiary undertakings in accordance with contractual arrangements put in place at the time of the sale:

— Experian International made charges of US$5m in respect of credit information services;

— Experian International made purchases of US$32m in respect of administration and logistics services; and

— Property rental income of US$2m was earned.

At 31 March 2004 there was a net amount due by Experian to March UK Limited of US$7m in respect of these transactions.

An amount of US$763m was received by Experian during the year in respect of the disposal of the home shopping and Reality businesses. US$643m was then passed to the ARG group for their share of those businesses.

2005

During the year Experian companies made net sales and recharges to associated undertakings of US$18m.

(d) GUS pension plans

Transactions between Experian and the GUS pension plans are disclosed in note 30.

24 Foreign currency

The principal exchange rates used were as follows:

	Average		Closing		
	2004	2005	2003	2004	2005
US Dollar to sterling	1.70	1.85	1.58	1.84	1.88
US Dollar to euro	1.18	1.27	1.09	1.23	1.30

25 Notes to the combined cash flow statement

	Notes	For the year ended 31 March 2004 US$m	2005 US$m
(a) Net cash flow from operating activities			
Operating profit		281	354
Depreciation and amortisation charges		307	331
Charge in respect of share incentive schemes		25	45
Decrease in stocks		2	—
Decrease/(increase) in debtors*		40	(48)
(Decrease)/increase in creditors*		(18)	16
Increase/(decrease) in provisions for liabilities and charges		(3)	—
Net cash inflow from operating activities		**634**	**698**

Note:

* Movement in funding balances with other GUS group companies are disclosed in funding from/(paid to) other GUS group companies.

	Notes	2004 US$m	2005 US$m
(b) Returns on investments and servicing of finance			
Interest received		125	150
Interest paid		(128)	(144)
Interest element of finance lease rental payments		(1)	(2)
Net cash (outflow)/inflow for returns on investments and servicing of finance		**(4)**	**4**
(c) Capital expenditure			
Purchase of fixed assets		(216)	(233)
Sale of fixed assets		15	26
Net cash outflow for capital expenditure		**(201)**	**(207)**
(d) Financial investment			
Purchase of other fixed asset investments	14	(54)	(9)
Sale of other fixed asset investments		12	—
Loans repaid by BL Universal PLC	14	139	—
Net cash inflow/(outflow) for financial investment		**97**	**(9)**
(e) Acquisition of subsidiaries			
Purchase of subsidiary undertakings	(l)	(236)	(368)
Net cash acquired with subsidiary undertakings	(l)	12	43
Deferred consideration settled on acquisitions		—	(24)
Net cash outflow for acquisition of subsidiaries		**(224)**	**(349)**
(f) Disposal of subsidiaries			
Sale of other businesses	(m)	24	(5)
Net cash inflow/(outflow) from disposal of subsidiaries		**24**	**(5)**
(g) Management of liquid resources			
(Decrease)/increase in term deposits (other than overnight deposits)		(12)	7
Net cash (outflow)/inflow from management of liquid resources		**(12)**	**7**

		Notes	For the year ended 31 March 2004	2005
			US$m	US$m
(h)	**Net purchases of GUS plc shares**			
	Purchase of GUS plc shares		(39)	(410)
	Sale of GUS plc shares		29	30
	Net purchases of GUS plc shares		**(10)**	**(380)**
(i)	**Financing**			
	Debt due within one year:			
	Repayment of borrowings		(1,031)	(616)
	New borrowings		—	68
	Debt due after more than one year:			
	Repayment of borrowings		—	(39)
	New borrowings		—	701
	Capital element of finance lease rental payments		(11)	(6)
	Net cash flow from financing		**(1,042)**	**108**

(j) Analysis of net debt

	At 1 April 2003	Cash flow	Other non-cash movements	Exchange movement	At 31 March 2004	Cash flow	Exchange movement	At 31 March 2005
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Cash at bank and in hand (including overnight deposits)	90	259	—	37	386	(245)	4	145
Overdrafts	—	(90)	—	(8)	(98)	96	—	(2)
	90	169	—	29	288	(149)	4	143
Debt due after one year	(2,294)	560	—	(276)	(2,010)	(662)	(61)	(2,733)
Debt due within one year	(966)	471	—	(117)	(612)	548	(2)	(66)
Finance leases	(17)	11	(3)	(5)	(14)	6	(2)	(10)
	(3,277)	1,042	(3)	(398)	(2,636)	(108)	(65)	(2,809)
Liquid resources:								
Term deposits	5	12	—	2	19	(7)	—	12
Total	**(3,182)**	**1,223**	**(3)**	**(367)**	**(2,329)**	**(264)**	**(61)**	**(2,654)**

Note:
Included in exchange movements is an exchange loss of $63m (2004 $393m) arising on borrowings denominated in foreign currencies.

(k) Major non-cash transactions

During the year ended 31 March 2004 the Group entered into finance lease arrangements in respect of assets with a total capital value at inception of the lease of $3m. No such finance lease arrangements were entered into in 2005.

(l) Acquisition of subsidiary undertakings

	Notes	2004 US$m	2005 US$m
		For the year ended 31 March	
Net assets acquired:			
Fixed assets		15	22
Current assets:			
Debtors		41	35
Cash at bank and in hand		14	43
Creditors (including overdrafts of nil (2004 $2m))		(46)	(81)
Provisions for liabilities and charges		—	4
		24	23
Net asset adjustment to acquisition of Consumerinfo.com	26	24	—
Goodwill	11	202	368
		250	**391**
Satisfied by:			
Cash		231	362
Acquisition expenses		5	6
		236	368
Deferred cash consideration		14	23
		250	**391**

Subsidiary undertakings acquired had no material impact on the cash flows of Experian.

(m) Disposal of subsidiaries

	2004 US$m	2005 US$m
	For the year ended 31 March	
Fixed assets:		
Intangible assets	8	4
Tangible assets	27	1
Current assets:		
Stocks	2	—
Debtors	43	7
Creditors	—	(4)
	80	8
Loss on sale of businesses (note 5)	(90)	(13)
Goodwill previously written off to reserves	41	—
	31	**(5)**
Satisfied by:		
Cash	24	—
Payments on disposal of businesses	—	(5)
Deferred cash consideration	7	—
	31	**(5)**

Subsidiary undertakings disposed of had no material impact on the cash flows of Experian.

26 Acquisitions

	Notes	Fair value US$m
2004		
The assets and liabilities of companies acquired in the year ended 31 March 2004 were as follows:		
Fixed assets		15
Current assets:		
Debtors		41
Cash at bank and in hand		14
Creditors		(46)
Net assets acquired		24
Net asset adjustment to acquisition of Consumerinfo.com *		24
Goodwill	11	202
		250
Satisfied by:		
Cash		231
Acquisition expenses		5
Deferred cash consideration (including $5m in respect of acquisition of Consumerinfo.com)		14
		250

Note:

* During 2004, there was a change to the provisional fair values in respect of the 2003 acquisition of Consumerinfo.com resulting in a net reduction of US$19m to the provisional goodwill (being a fair value adjustment of US$24m including a US$25m deferred tax asset offset by an increase of US$5m relating to deferred consideration). There were no fair value adjustments or accounting policy alignments made to acquisitions during the year.

In 2004, Experian made several acquisitions, the two most significant being CheetahMail, a specialist email marketing company in March 2004 for US$31m in North America and DMS Atos, a provider of cheque processing services and business process outsourcing services, in September 2003 in France. Given the timings of the acquisitions, the post acquisition results to 31 March 2004 are not material for separate disclosure.

In addition, Experian continued its programme of acquiring affiliate bureaux in North America. The bureaux are subsumed into the Credit Services segment and therefore it is not possible to disclose the post acquisition results of these bureaux.

	Notes	Book value US$m	Accounting policy alignments US$m	Fair value US$m
2005				
The assets and liabilities of companies acquired in the year ended 31 March 2005 were as follows:				
Fixed assets		22	—	22
Current assets:				
Debtors		35	—	35
Cash at bank and in hand		43	—	43
Creditors		(72)	(9)	(81)
Provisions for liabilities and charges		4	—	4
Net assets acquired		32	(9)	23
Goodwill	11			368
				391
Satisfied by:				
Cash				362
Acquisition expenses				6
Deferred cash consideration				23
				391

Acquisitions in 2005 included QAS (acquired on 5 October 2004), a leading supplier of address management software in the UK (for a net cost of US$167m), and Simmons, a market research company in the US. In aggregate, it is estimated that these acquired businesses contributed revenues of US$92m and profit after tax of US$11m to Experian for the periods from their respective aquisition dates to 31 March 2005. Due to the acquired entities using different accounting policies prior to acquisition, previously reporting to different period ends and, in certain cases, preparing financial information on a cash basis prior to acquisition, it has been impracticable to estimate the impact on Experian revenue or results, as if those aquisitions had been completed on 1 April 2004. There were no fair value adjustments in respect of acquisitions made during the year. There were no adjustments to the provisional acquisition accounting for the 2004 period.

Deferred consideration is primarily payable in cash up to three years after the date of acquisition and in some cases is contingent on the businesses acquired achieving revenue and profit targets.

27 Financial instruments

Treasury and risk management

Throughout the two years ending 31 March 2005 (and in the period up to demerger) the Treasury and risk management of Experian has been controlled by GUS and has been co-ordinated with the overall Treasury policies of GUS. The Treasury function seeks to reduce or eliminate exposure to foreign exchange, interest rate and other financial risks, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It does not operate as a profit centre and transacts only in relation to underlying business requirements. It operates policies and procedures which are periodically reviewed and approved by the directors.

Currency risk management

Experian's reported profit can be significantly affected by currency movements. In order to reduce the impact of currency fluctuations on the value of investments in overseas countries, Experian has a policy of borrowing in and of entering into forward foreign exchange contracts in its key overseas currencies. During the year ended 31 March 2005 Experian continued to enter into forward foreign exchange contracts in order to hedge a proportion of the value of its investment in its overseas businesses.

Interest rate risk management

Experian's interest rate exposure is managed by the use of fixed and floating rate borrowings and by the use of interest rate swaps to adjust the balance of fixed and floating rate liabilities. Experian also mixes the duration of its borrowings to smooth the impact of interest rate fluctuations.

Credit risk

Experian's exposure to credit risk is managed by dealing only with banks and financial institutions with strong credit ratings, within limits set for each organisation. Dealing activity is closely controlled and counter-party positions are monitored daily.

Liquidity and funding

The maturity, currency and interest rate profile of Experian's borrowings are shown in this note. The maturity profile is spread over the next eight years, to avoid excessive concentration of re-financing needs.

At 31 March 2005 Experian had undrawn committed borrowing facilities available of US$791m (2004 US$1,656m) which expire in December 2008. These facilities are in place to enable Experian to finance its working capital requirements and for general corporate purposes.

Experian's financial instruments consist primarily of cash, borrowings, amounts loaned to and borrowed from other GUS group companies and derivative contracts. The amounts loaned to or borrowed from other GUS group companies together with the associated interest rate are set by GUS plc.

Experian has taken advantage of the exemption available under FRS 13 in respect of short term debtors and creditors and accordingly, where permitted by the FRS, details in respect of such debtors and creditors are excluded from the disclosures dealt with in this note.

(a) Fair values of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of Experian's financial instruments:

	2004 Book value	2004 Fair value	2005 Book value	2005 Fair value
	US$m	US$m	US$m	US$m
Fixed asset investments—other investments	2	2	—	—
Debtors due after more than one year	269	269	273	273
Cash at bank and in hand	405	405	157	157
Financial assets	676	676	430	430
Loans and overdrafts	(2,720)	(2,782)	(2,801)	(2,843)
Finance leases—amounts due within one year	(6)	(6)	(8)	(8)
Finance leases—amounts due after more than one year	(8)	(8)	(2)	(2)
Other creditors—amounts due after more than one year	(61)	(61)	(36)	(36)
	(2,119)	(2,181)	(2,417)	(2,459)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	—	18	—	19
Currency swaps and forward foreign currency contracts	90	90	4	4
Equity swaps held to hedge National Insurance liabilities on employee share incentive schemes	—	—	6	6

The fair values of borrowings are based on year end mid-market prices. The fair values of other financial assets and liabilities, equity swaps and interest rate swaps are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end. The fair value of foreign currency contracts is based on a comparison of the contractual and year end exchange rates, applying discounting techniques using applicable yield curves.

(b) Currency and interest rate risk profile

The returns earned on bank balances, cash and investments are variable, determined by local market conditions.

The interest rate risk profile of Experian's other financial assets by currency is as follows:

	Floating rate assets	Financial assets on which no interest is earned	Total	Weighted average period until maturity for financial assets on which no interest is earned
	US$m	US$m	US$m	year
At 31 March 2004				
Sterling	258	—	258	—
Euro	—	11	11	2
	258	11	269	
At 31 March 2005				
Sterling	264	—	264	—
US Dollar	—	4	4	2
Euro	—	5	5	2
	264	9	273	

The floating rate assets earn interest at rates generally determined by local regulation and market conditions.

The interest rate risk profile of Experian's financial liabilities by currency, after taking account of interest rate and currency swaps, is as follows:

	Floating rate financial liabilities	Fixed rate financial liabilities	Financial liabilities on which no interest is paid	Total	Fixed rate liabilities: Weighted average interest rate	Fixed rate liabilities: Weighted average period for which rate is fixed	Financial liabilities on which no interest is paid: Weighted average period until maturity
	US$m	US$m	US$m	US$m	%	years	years
At 31 March 2004							
Sterling	(789)	1,163	6	380	5	7	3
US Dollar	1,216	471	53	1,740	3	3	3
Euro	15	740	4	759	5	1	3
Other	(84)	—	—	(84)	—	—	—
	358	2,374	63	2,795			
At 31 March 2005							
Sterling	286	572	8	866	5	2	3
US Dollar	1,162	622	17	1,801	3	2	3
Euro	126	132	11	269	2	1	3
Other	(89)	—	—	(89)	—	—	—
	1,485	1,326	36	2,847			

The floating rate liabilities accrue interest at rates generally determined by local regulation and market conditions.

The negative sterling and other liabilities arise from forward foreign currency sales undertaken to hedge net investments overseas.

Experian companies have no material exposure to monetary assets and liabilities in currencies other than their local currency, after taking account of forward contracts.

(c) Maturity of financial liabilities

The maturity profile of Experian's financial liabilities, including finance lease obligations, is as follows:

	2004	2005
	US$m	US$m
In one year or less	716	76
In one to two years	35	17
In two to five years	760	2,093
In more than five years	1,284	661
	2,795	**2,847**

(d) Hedging

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial asset or liability.

At 31 March 2005 and 31 March 2004 Experian had no material deferred foreign currency gains. An analysis of unrecognised gains and losses on hedging is shown below:

	Unrecognised gains	Unrecognised losses	Total unrecognised gains/(losses)
	US$m	US$m	US$m
Year ended 31 March 2004			
On hedges at 1 April 2003	43	—	43
Arising before 1 April 2003 and recognised during the year ended 31 March 2004	(7)	—	(7)
Arising during the year and not included in current year income	(18)	—	(18)
At 31 March 2004	**18**	**—**	**18**
Expected to be recognised in 2005	2	—	2
Expected to be recognised thereafter	16	—	16

	Unrecognised gains	Unrecognised losses	Total unrecognised gains/(losses)
	US$m	US$m	US$m
Year ended 31 March 2005			
On hedges at 1 April 2004	18	—	18
Arising before 1 April 2004 and recognised during the year ended 31 March 2005	(2)	—	(2)
Arising during the year and not included in current year income	3	—	3
At 31 March 2005	**19**	**—**	**19**
Expected to be recognised in 2006	8	—	8
Expected to be recognised thereafter	11	—	11

28 Employees

	2004			2005		
	Full time	Part time	Full time equivalent	Full time	Part time	Full time equivalent
The average number of employees during the year was:						
The Americas	5,378	95	5,456	4,441	157	4,520
UK and Ireland	3,742	633	4,030	3,364	478	3,603
EMEA/Asia-Pacific	3,671	347	3,845	2,996	223	3,140
Central activities	62	1	62	70	—	70
	12,853	**1,076**	**13,393**	**10,871**	**858**	**11,333**

The aggregate payroll costs were as follows:

	2004	2005
	US$m	US$m
Wages and salaries	672	720
Social security costs	136	145
Other pension costs	37	38
	845	**903**

29 Share options and awards

(a) Options and awards in respect of the Ordinary shares of GUS plc, as they relate to employees of Experian:

	2004 Number	2005 Number
The numbers of such options and awards outstanding in respect of the Ordinary shares of GUS plc comprise:		
The GUS plc Performance Share Plan	1,372,597	1,611,361
The GUS plc Co-Investment Plan	2,135,098	3,822,448
The 1998 Approved and Non-Approved Executive Share Option Schemes	7,035,905	7,186,372
The North America Stock Option Plan	5,988,803	5,397,569
The GUS plc Savings Related Share Option Scheme	2,910,220	2,615,160
Other	27,764	71,113
	19,470,387	**20,704,023**

(i) Awards under The GUS plc Performance Share Plan

During the year ended 31 March 2005, awards were made under this plan in respect of 646,325 (2004 661,696) Ordinary shares in GUS plc. At 31 March 2005 awards in respect of 1,611,361 (2004 1,372,597) Ordinary shares remained outstanding and, as indicated in note 20, shares have been purchased by The GUS plc ESOP Trust to meet obligations under this plan. These awards include those granted to directors, further details of which are in note 31.

During the year ended 31 March 2005, 254,174 (2004 805,198) Ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Performance Share Plan.

(ii) Awards under The GUS plc Co-Investment Plan

During the year ended 31 March 2005, awards were made under this plan in respect of 1,926,427 (2004 1,361,906) Ordinary shares in GUS plc. At 31 March 2005 awards in respect of 3,822,448 (2004 2,135,098) Ordinary shares remained outstanding and, as indicated in note 20, shares have been purchased by The GUS plc ESOP Trust to meet obligations under this plan. These awards include those granted to directors, further details of which are in note 31.

During the year ended 31 March 2005, 235,867 (2004 18,049) Ordinary shares were transferred from the Trust to beneficiaries of The GUS plc Co-Investment Plan.

(iii) Options under the 1998 Approved and Non-Approved Executive Share Option Schemes

Unexercised options granted under these schemes in respect of Ordinary shares in GUS plc are as follows:

Period of exercise	Exercise price	Number of shares 2004	Number of shares 2005
From 09.12.2001 to 08.12.2008	580.2p	52,136	—
From 23.06.2002 to 22.06.2009	690.2p	45,276	—
From 07.04.2003 to 06.04.2010	375.7p	206,574	119,110
From 06.12.2003 to 05.12.2010	526.0p	11,406	—
From 11.06.2004 to 10.06.2011	612.7p	2,084,476	1,089,697
From 17.12.2004 to 16.12.2011	635.0p	146,027	79,886
From 06.06.2005 to 05.06.2012	653.0p	1,769,697	1,722,533
From 23.12.2005 to 22.12.2012	554.0p	219,513	81,691
From 19.06.2006 to 18.06.2013	675.5p	2,469,962	2,183,628
From 02.12.2006 to 01.12.2013	757.0p	30,838	30,838
From 01.06.2007 to 31.05.2014	809.2p	—	1,835,712
From 24.11.2007 to 23.11.2014	867.0p	—	43,277
		7,035,905	**7,186,372**

These options include those granted to directors, further details of which are contained in note 31.

During the year ended 31 March 2005, 1,489,770 (2004 2,003,150) Ordinary shares were issued following the exercise of such share options.

(iv) Options under the North America Stock Option Plan

Unexercised options granted under this scheme in respect of Ordinary shares in GUS plc are as follows:

Period of exercise	Exercise price	Number of shares 2004	Number of shares 2005
From 14.06.2001 to 13.06.2006	381.3p	359,373	200,407
From 06.12.2001 to 05.12.2006	526.0p	10,217	6,983
From 11.06.2002 to 10.06.2007	612.7p	1,689,656	650,813
From 06.06.2003 to 05.06.2008	653.0p	2,047,476	1,436,910
From 23.12.2003 to 22.12.2008	554.0p	97,660	57,244
From 19.06.2004 to 18.06.2009	675.5p	1,756,367	1,535,436
From 02.12.2004 to 01.12.2009	757.0p	28,054	28,054
From 01.06.2005 to 31.05.2010	809.2p	—	1,458,033
From 24.11.2005 to 23.11.2010	867.0p	—	23,689
		5,988,803	**5,397,569**

All such options are to be satisfied by the transfer of already issued Ordinary shares and shares have been purchased for this purpose by The GUS plc ESOP Trust (note 20). During the year ended 31 March 2005, 1,637,297 (2004 2,017,996) Ordinary shares were transferred from the Trust to beneficiaries on the exercise of options.

(v) Options under The GUS plc Savings Related Share Option Scheme, The GUS plc Savings Related Share Option Scheme (Ireland) and The GUS plc International Savings Related Share Option Scheme

Unexercised options granted under these schemes in respect of Ordinary shares in GUS plc are as follows:

Period of exercise	Exercise price	Number of shares 2004	Number of shares 2005
From 01.05.2004 to 31.10.2004	384.0p	925,957	—
From 01.05.2006 to 31.10.2006	384.0p	897,796	846,344
From 01.09.2005 to 28.02.2006	523.0p	311,784	282,013
From 01.09.2007 to 29.02.2008	523.0p	208,024	185,208
From 01.09.2006 to 28.02.2007	508.0p	385,884	337,121
From 01.09.2008 to 28.02.2009	508.0p	180,775	171,295
From 01.09.2007 to 29.02.2008	648.0p	—	656,156
From 01.09.2009 to 28.02.2010	648.0p	—	137,023
		2,910,220	**2,615,160**

These options include those granted to directors, further details of which are contained in note 31.

During the year ended 31 March 2005, 971,669 (2004 53,350) Ordinary shares were issued following the exercise of such share options.

(vi) Other share schemes

At 31 March 2005, US$1m (2004 US$0.3m) was held in savings based share schemes in France and the United States which give rights to acquire 71,113 (2004 27,764) Ordinary shares in GUS plc. During the year, 100,356 (2004 147,739) Ordinary shares were issued following the exercise of such options.

30 Pension and other post-retirement benefits

Experian operates pension plans in a number of countries around the world and provides post-retirement healthcare insurance benefits to certain former employees.

Pension arrangements for UK employees are operated principally through a defined benefit scheme (the GUS Pension Scheme) and a defined contribution scheme (the GUS Money Purchase Pension Plan).

There are defined benefit arrangements in place in North America under which benefits are determined in accordance with local practice and regulations and funding is provided accordingly.

(a) Pension costs

Pension costs are determined in accordance with SSAP 24 with supplementary disclosures in accordance with the transitional arrangements of FRS 17.

The total pension cost for Experian for 2005 was US$38m (2004 US$37m) of which US$15m (2004 US$12m) related to non-UK plans. At 31 March 2005 there was a net pension asset of US$64m (2004 US$22m) in respect of the defined benefit scheme and other pension arrangements. The increase arose largely as a result of special contributions totalling US$44m made during the year and the pension asset is included within debtors (note 15). In the year ended 31 March 2004, special contributions totalling US$47m were made. The pension asset is stated after deducting unfunded liabilities of US$19m (2004 US$17m).

The GUS Pension Scheme

This funded scheme has rules which specify the benefits to be paid and is financed accordingly with assets being held in independently administered funds. A full actuarial valuation of the scheme is carried out every three years with interim reviews in the intervening years.

A full actuarial valuation of the scheme was carried out as at 31 March 2004 by independent, qualified actuaries, Watson Wyatt LLP, using the projected unit method. This valuation was used to derive the pension costs for the year ended 31 March 2005 (2004 - 2001 valuation).

Under the projected unit method of valuation the current service costs, when expressed as a percentage of payroll, are expected to increase due to an increasing trend in the average age of the active membership of the scheme.

The principal actuarial assumptions used for SSAP 24 purposes were as follows:

	2004 valuation	2001 valuation
Valuation rate of interest:		
—post-retirement (pensioners)	5.10% per annum	6.00% per annum
—post-retirement (non-pensioners)	5.60% per annum	6.00% per annum
—pre-retirement	7.00% per annum	6.00% per annum
Rate of future earnings growth	4.50% per annum	4.30% per annum
Pension increases	2.75% per annum	2.50% per annum

At the valuation date, the market value of the scheme's assets was $659m. On the above assumptions, this represented 99% of the value of benefits that had accrued to members. Since that date Experian has made a special contribution to the scheme of $44m. The pension cost for this scheme amounted to $17m (2004 $20m).

The GUS Money Purchase Pension Plan

This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits to those Experian employees in the United Kingdom who had been ineligible for membership of the GUS Pension Scheme. The assets of the scheme are held separately from those of Experian in an independently administered fund. The pension cost represents contributions payable by Experian to the fund and amounted to US$6m (2004 US$5m). Contributions totalling US$2m (2004 US$2m) were payable to the fund at 31 March 2005 and are included within creditors.

(b) Post-retirement healthcare costs

Experian operates a scheme in the UK which provides post-retirement healthcare benefits to certain retired employees and their dependent relatives. Under this scheme, Experian has undertaken to meet the cost of post-retirement healthcare for all eligible former employees and their dependents who retired prior to 1 April 1994.

The full actuarial valuation of the accrued liability in respect of these benefits was carried out as at 31 March 2003 by independent, qualified actuaries, Watson Wyatt LLP, using the projected unit method. The assumption which has the most significant impact on the actuarial valuation is that medical cost inflation will be 6.5% per annum for three years reducing to 4.75% per annum for the longer term. A provision at 31 March 2005 of US$17m (2004 US$17m) is included in Provisions for liabilities and charges (note 19).

Premiums paid in the year were US$2m (2004 US$2m) and the total cost for Experian was US$2m (2004 $2m).

(c) Disclosures made in accordance with FRS 17

Under the transitional arrangements of FRS 17, Experian continues to account for pension costs in accordance with SSAP 24 but a number of additional disclosures are required including information in relation to non-UK schemes. These have been determined with the assistance of Experian's actuaries who have adjusted the SSAP 24 calculations up to 31 March 2005.

During the year ended 31 March 2005 contributions to the Experian defined benefit schemes amounted to US$72m (2004 US$76m).

The last full valuations of the schemes, which used the projected unit method of valuation, were carried out as follows:

The GUS Pension Scheme	— 31 March 2004
The Experian Pension Plan (USA)*	— 1 January 2004
The Experian Information Solutions Inc Supplemental Benefit Plan (USA)* .	— 1 January 2004

Note:

* The Experian North America schemes are in the process of being terminated, following the sale in January 2004 of the business employing the members of these schemes. This led to a curtailment gain of US$2m and a settlement cost of US$19m in the year ended 31 March 2004. The net amount of US$17m was included as a charge to profit and loss account in the FRS 17 disclosures. There were no further gains or costs relating to this sale in 2005. At 31 March 2005, annuities have been purchased for all of the liabilities of the pension plans, but these are still awaiting regulatory approval and so an asset transfer has not yet occurred.

The principal assumptions used in the valuations for FRS 17 purposes were as follows:

UK scheme	**2003**	**2004**	**2005**
	%	%	%
Rate of inflation	2.5	2.8	2.9
Rate of salary increases	4.3	4.6	4.7
Rate of increase for pensions in payment and deferred pensions	2.5	2.8	2.9
Discount rate	5.5	5.5	5.4

North America schemes	**2003**	**2004**	**2005**
	%	%	%
Rate of inflation	2.0	2.5	2.5
Rate of salary increases	4.0	4.0	n/a
Rate of increase for pensions in payment and deferred pensions	—	—	—
Discount rate	6.5	5.1	5.0

The assets of Experian's defined benefit schemes and the expected rates of return are summarised as follows:

	2003				2004				2005			
	UK		North America		UK		North America		UK		North America	
	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return	Fair value	Expected long-term rate of return
	US$m	*% pa*	*US$m*	*% pa*	*US$m*	*% pa*	*US$m*	*% pa*	*US$m*	*% pa*	*US$m*	*% pa*
Market value of scheme's assets:												
Equities . .	282	8.5	21	8.5	477	8.0	26	10.0	536	8.0	—	—
Fixed interest securities	161	5.0	30	5.5	213	5.1	35	4.7	248	5.0	—	—
Other . . .	25	4.0	—	—	24	3.8	—	—	20	3.7	72	5.0
	468	**7.1**	**51**	**6.7**	**714**	**7.0**	**61**	**6.9**	**804**	**7.0**	**72**	**5.0**

The following amounts were measured in accordance with the requirements of FRS 17:

	UK			North America		
	2003	**2004**	**2005**	**2003**	**2004**	**2005**
	US$m	***US$m***	***US$m***	***US$m***	***US$m***	***US$m***
Market value of scheme's assets	468	714	804	51	61	72
Present value of funded scheme's liabilities	(613)	(798)	(814)	(55)	(78)	(72)
(Deficit)/surplus in the funded scheme	(145)	(84)	(10)	(4)	(17)	—
Liability for post-retirement healthcare and unfunded pension arrangements . .	(28)	(37)	(43)	(5)	(2)	(4)
	(173)	(121)	(53)	(9)	(19)	(4)
Related deferred tax assets	52	36	16	3	6	2
Net pension liability . . .	**(121)**	**(85)**	**(37)**	**(6)**	**(13)**	**(2)**

Movement in deficit during the year:

	UK		North America	
	2004	2005	2004	2005
	US$m	*US$m*	*US$m*	*US$m*
Deficit at start of year in all schemes . .	(173)	(121)	(9)	(19)
Movement:				
Exchange rate adjustment	(29)	(2)	—	—
Current service cost	(28)	(21)	(2)	(2)
Contributions	74	61	2	11
Other finance income	(2)	2	—	—
Actuarial gain recognised	37	20	7	6
Settlement gain in respect of unfunded liabilities (home shopping and Reality businesses)	—	8	—	—
Net curtailment and settlement loss in respect of Experian North America schemes	—	—	(17)	—
Deficit at end of year	**(121)**	**(53)**	**(19)**	**(4)**

Disclosure of the effect of the adoption of FRS 17 on the Combined Financial Information:

As indicated above, Experian continues to account for pension costs in accordance with SSAP 24 but, in accordance with the transitional requirements of FRS 17, disclosure is required of the amounts that would have been recognised under FRS 17. The disclosures are as follows:

(i) Profit and loss account

If FRS 17 had been adopted in full in the Combined Financial Information, the amounts charged in the profit and loss account would have comprised:

	UK		North America		Total	
	2004	2005	2004	2005	2004	2005
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
Amount charged to operating profit in respect of the defined benefit schemes:						
Current service cost	(28)	(21)	(2)	(2)	(30)	(23)
Amount credited/(charged) to net interest:						
Expected return on schemes' assets	35	49	3	4	38	53
Interest on schemes' liabilities	(37)	(47)	(3)	(4)	(40)	(51)
Amount credited/(charged) as Other finance income .	(2)	2	—	—	(2)	2
Credit/(charge) in respect of settlements and curtailments	—	8	(17)	—	(17)	8
Total charge to profit and loss account	**(30)**	**(11)**	**(19)**	**(2)**	**(49)**	**(13)**

(ii) Statement of total recognised gains and losses

If FRS 17 had been adopted in full in the Combined Financial Information, the amount recognised in the statement of total recognised gains and losses would have comprised:

	UK		North America		Total	
	2004	2005	2004	2005	2004	2005
	US$m	*US$m*	*US$m*	*US$m*	*US$m*	*US$m*
Actual return less expected return on schemes' assets (see note (iv))	75	(14)	7	(3)	82	(17)
Experience gains and (losses) arising on the schemes' liabilities (see note (iv))	2	96	6	9	8	105
Changes in the assumptions underlying the present value of the schemes' liabilities	(40)	(62)	(6)	—	(46)	(62)
Actuarial gain recognised in the statement of total recognised gains and losses	**37**	**20**	**7**	**6**	**44**	**26**

(iii) Balance sheet

A pension asset of US$40m (2004 US$13m) (net of deferred tax) has been recognised in the Combined Financial Information under SSAP 24. If FRS 17 had been adopted in full in the Combined Financial Information, Experian's net assets and profit and loss account reserve would have been as follows:

	2004	2005
	US$m	*US$m*
Net liabilities per balance sheet	(600)	(645)
Elimination of asset under SSAP 24	(13)	(40)
Net pension liability under FRS 17	(98)	(39)
Net liabilities including net pension liability	**(711)**	**(724)**

(iv) History of experience gains and (losses)

	UK			North America		
	2003	2004	2005	2003	2004	2005
Difference between the actual and expected return on schemes' assets:						
Amount ($m)	(116)	75	(14)	(8)	7	(3)
Percentage of schemes' assets	24.8%	10.5%	1.7%	15.7%	11.5%	4.2%
Experience gains and (losses) on schemes' liabilities:						
Amount ($m)	28	2	96	3	6	9
Percentage of the present value of schemes' liabilities	4.9%	0.3%	12.8%	5.5%	7.7%	12.5%
Total amount recognised in the statement of total recognised gains and losses:						
Amount ($m)	(136)	37	20	(5)	7	6
Percentage of the present value of schemes' liabilities	23.8%	5.0%	2.7%	9.1%	9.0%	8.3%

31 Directors' emoluments

Emoluments are disclosed in the currency in which they are paid.

In the financial record below, the emoluments of directors reflect their positions with GUS plc and its subsidiaries during the years ended 31 March 2004 and 2005. These emoluments may not be reflective of their remuneration in future years.

(a) Salary, bonus and taxable benefits

The following table shows an analysis of the emoluments of the individual directors.

	For the year ended 31 March							
	2004				2005			
	Salary	Annual bonus	Taxable benefits	Total	Salary	Annual bonus	Taxable benefits	Total
	'000	'000	'000	'000	'000	'000	'000	'000
Executive directors								
Don Robert(1)	US$605	US$1,210	US$89	**US$1,904**	US$665	US$1,330	US$408	**US$2,403**
Paul Brooks	US$360	US$430	US$201	**US$991**	US$387	US$473	US$190	**US$1,050**
Non-executive directors								
John Peace(2)	£700	£700	£32	**£1,432**	£760	£760	£30	**£1,550**
David Tyler(2)	£420	£420	£18	**£858**	£470	£470	£19	**£959**
Sir Alan Rudge(3)	£56	—	—	**£56**	£65	—	—	**£65**

Notes:

(1) During the period under review, Don Robert served as a non-executive director of First Advantage Corporation for which he received US$27,000 (2004 US$26,000) in addition to the above emoluments.

(2) John Peace and David Tyler are executive directors of GUS plc. Their remuneration in the above table is in relation to these directorships. During the period under review, John Peace served as non-executive Chairman and David Tyler as a non-executive director on the board of Burberry Group plc, a listed company in which GUS plc held approximately 66% of the issued share capital. David Tyler served as a non-executive director on the board of Lewis Group Limited, a company listed in South Africa in which GUS plc held approximately 54% of the issued share capital. Neither executive received any additional remuneration for such services.

(3) The following GUS plc shares were purchased for Sir Alan Rudge on 24 July 2003 and 22 July 2004. The value reported below is included within the remuneration reported in the above table.

	For the year ended 31 March			
	Number of shares in 2004	Value 2004	Number of shares in 2005	Value 2005
Sir Alan Rudge	2,500	£18,263	2,500	£21,382

(b) Share options

(i) Executive Share Option Scheme

In June 2004, Don Robert received an option grant with a face value of three times salary under the North American Stock Option Plan. Paul Brooks, John Peace and David Tyler received an option grant with a face value of one times salary under the GUS executive share option schemes.

Details of options granted to directors, under GUS executive share option schemes, are set out in the following table:

	Number of options at 1 April 2003	Options granted/ (exercised) during the year	Number of options at 31 March 2004	Options granted/ (exercised) during the year	Number of options at 31 March 2005	Exercise price	Share price on date of exercise	Date from which exerciseable	Expiry date
Don Robert(1)									
11.06.2001	47,416	—	47,416	(47,416)	—	612.7p	863.4p	11.06.2002	11.06.2007
06.06.2002	173,151	—	173,151	—	173,151	653.0p	—	06.06.2003	06.06.2008
19.06.2003	—	145,196	145,196	—	145,196	675.5p	—	19.06.2004	19.06.2009
01.06.2004	—	—	—	134,890	134,890	809.2p	—	01.06.2005	01.06.2010
	220,567		365,763		453,237				

	Number of options at 1 April 2003	Options granted/ (exercised) during the year	Number of options at 31 March 2004	Options granted/ (exercised) during the year	Number of options at 31 March 2005	Exercise price	Share price on date of exercise	Date from which exerciseable	Expiry date
Paul Brooks[2]									
07.04.2000	28,651	(28,651)	—	—	—	375.7p	651.7p	07.04.2003	06.04.2010
11.06.2001	35,498	—	35,498	—	35,498	612.7p	—	11.06.2004	11.06.2011
06.06.2002	30,934	—	30,934	—	30,934	653.0p	—	06.06.2005	06.06.2012
19.06.2003	—	31,997	31,997	—	31,997	675.5p	—	19.06.2006	19.06.2013
02.12.2003	—	28,054	28,054	—	28,054	757.0p	—	02.12.2004	02.12.2009
02.12.2003	—	4,418	4,418	—	4,418	757.0p	—	02.12.2006	02.12.2013
01.06.2004	—	—	—	32,222	32,222	809.2p	—	01.06.2007	01.06.2014
	95,083		130,901		163,123				
John Peace									
07.04.2000	146,393	(146,393)	—	—	—	375.7p	637.5p	07.04.2003	06.04.2010
11.06.2001	195,854	—	195,854	—	195,854	612.7p	—	11.06.2004	10.06.2011
06.06.2002	99,540	—	99,540	—	99,540	653.0p	—	06.06.2005	05.06.2012
19.06.2003	—	103,626	103,626	—	103,626	675.5p	—	19.06.2006	18.06.2013
01.06.2004	—	—	—	93,919	93,919	809.2p	—	01.06.2007	31.05.2014
	441,787		399,020		492,939				
David Tyler[3]									
09.12.1998	43,088	(5,170)	37,918	(37,918)	—	580.2p	870.0p	09.12.2001	08.12.2008
23.06.1999	37,308	—	37,308	(37,308)	—	690.2p	870.0p	23.06.2002	22.06.2009
07.04.2000	86,505	(86,505)	—	—	—	375.7p	678.1p	07.04.2003	06.04.2010
11.06.2001	114,248	—	114,248	(114,248)	—	612.7p	870.0p	11.06.2004	10.06.2011
06.06.2002	58,192	—	58,192	—	58,192	653.0p	—	06.06.2005	05.06.2012
19.06.2003	—	62,176	62,176	—	62,176	675.5p	—	19.06.2006	18.06.2013
01.06.2004	—	—	—	58,082	58,082	809.2p	—	01.06.2007	31.05.2014
	339,341		309,842		178,450				

Notes:

(1) Options granted to Don Robert were granted under the North America Stock Option Plan.

(2) Options granted to Paul Brooks were granted under the North America Stock Option Plan and the UK Executive Share Option Scheme.

(3) The 5,170 Options exercised during 2004 were exercised at a share price of 678.1p.

The exercise prices represent the average of the middle market quotations of a GUS plc share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of the shares at 31 March 2004 was 749p; the highest and lowest prices during the financial year were 791p and 490p respectively.

The market price of the shares at 31 March 2005 was 912p; the highest and lowest prices during the financial year were 989p and 740p respectively.

(ii) SAYE Share Option Scheme

Details of awards outstanding to directors under the GUS plc's SAYE share option scheme were as follows:

	Number of options at 1 April 2003	Options (exercised)/ granted during the year	Number of options at 1 April 2004	Options (exercised)/ granted during the year	Number of options at 31 March 2005	Exercise price	Date from which exerciseable	Expiry date
Paul Brooks . . .	2,522	—	2,522	(2,522)	—	384.0p	01.05.04	31.10.04
	—	—	—	1,454	1,454	648.0p	01.09.07	29.02.08
John Peace . . .	4,394	—	4,394	—	4,394	384.0p	01.05.06	31.10.06
David Tyler . . .	4,394	—	4,394	—	4,394	384.0p	01.05.06	31.10.06

(iii) Section 423 Plan

Details of awards outstanding to directors under the GUS Section 423 share option scheme were as follows:

	Number of shares awarded at 1 April 2003	Number of shares awarded during the year	Number of options at 31 March 2004	Number of shares awarded during the year	Number of options at 31 March 2005	Price at grant	Date of grant
Paul Brooks	—	495	495	334	829	650.0p	29.12.03

(c) Executive Long Term Incentive Plan

Details of awards under the Executive Long Term Incentive Plan, which takes the form of a deferred right to acquire shares at no cost to the participant or to take part in cash are detailed below. The vesting of these awards in April 2003 were subject to the achievement of performance targets of Experian over a three year period, which were met.

	Shares at 1 April 2003	Number of shares vested during year	Number of shares at 31 March 2004	Vesting date
Paul Brooks	14,325	(14,325)	—	April 2003

(d) Performance Share Plan

In June 2003 and June 2004, John Peace and David Tyler received a share award with a face value of one times salary. Don Robert and Paul Brooks received a share award with a face value of 50% of salary.

Details of awards made to directors under the GUS Performance Share Plan are as follows:

	Total plan shares held at 31 March 2003	Plan shares awarded/ (released) during the year	Total plan shares held at 31 March 2004	Plan shares awarded/ (released) during the year	Total plan shares held at 31 March 2005	Share price on date of award	Share price on date of release	Vesting date
Don Robert								
19.06.2003	—	26,619	26,619	—	26,619	675.5p	—	June 2006
01.06.2004	—	—	—	22,481	22,481	809.2p	—	June 2007
	—		26,619		49,100			
Paul Brooks								
19.06.2003	—	16,059	16,059	—	16,059	675.5p	—	June 2006
01.06.2004	—	—	—	16,111	16,111	809.2p	—	June 2007
	—		16,059		32,170			
John Peace								
07.04.2000	146,393	(146,393)	—	—	—	375.7p	632.4p	April 2003
11.06.2001	48,963	—	48,963	(48,963)	—	612.7p	842.1p	June 2004
06.06.2002	99,540	—	99,540	—	99,540	653.0p	—	June 2005
19.06.2003	—	103,626	103,626	—	103,626	675.5p	—	June 2006
01.06.2004	—	—	—	93,919	93,919	809.2p	—	June 2007
	294,896		252,129		297,085			
David Tyler								
07.04.2000	69,204	(69,204)	—	—	—	375.7p	632.4p	April 2003
11.06.2001	28,562	—	28,562	(28,562)	—	612.7p	842.1p	June 2004
06.06.2002	58,192	—	58,192	—	58,192	653.0p	—	June 2005
19.06.2003	—	62,176	62,176	—	62,176	675.5p	—	June 2006
01.06.2004	—	—	—	58,082	58,082	809.2p	—	June 2007
	155,958		148,930		178,450			

(e) Co-investment plan

Directors are given the opportunity to defer receipt of their annual bonus and have it invested in GUS plc Shares ("**invested shares**"). The invested shares so purchased on their behalf are included in the table below and also in the table of directors' interests appearing in note (h) below. The related matching shares under these arrangements are also shown in the table below. They are not released until the expiry of a three-year period and the right to the matching shares is forfeited if a director resigns before then.

	Invested shares at 31 March 2004	Matching shares at 31 March 2004(1)	Invested shares at 31 March 2005	Matching shares at 31 March 2005(1)	Vesting date
Don Robert(2)					
20.06.2003	36,257	56,191	36,257	56,191	June 2006
11.06.2004	—	—	78,512	157,014	June 2007
Paul Brooks					
17.06.2002	2,346	6,257	2,346	6,257	June 2005
20.06.2003	17,346	27,933	17,346	27,933	June 2006
11.06.2004	—	—	29,212	58,424	June 2007
John Peace(3)					
17.06.2002	56,370	187,900	56,370	187,900	June 2005
20.06.2003	57,778	195,858	57,778	195,858	June 2006
11.06.2004	—	—	49,045	166,256	June 2007
David Tyler(3)					
17.06.2002	32,882	109,608	32,882	109,608	June 2005
20.06.2003	33,778	114,501	33,778	114,501	June 2006
11.06.2004	—	—	29,427	99,754	June 2007

Notes:

(1) For the years ended 31 March 2004 and 2005, John Peace and David Tyler received a bonus of 100% of base salary and chose to invest the whole of their net bonus. The matching share awards are made on a gross basis and are taxed at the point of vesting.

(2) For the years ended 31 March 2004 and 2005, Don Robert received a bonus of 200% of base salary and Paul Brooks received a bonus of 100% of base salary and chose to invest the whole of their bonuses.

(3) As a result of the demerger of Burberry, UK based Co-Investment Participants were entitled to receive the special dividend of Burberry shares in respect of their Invested Shares. Participants were able to dispose of their Burberry shares, without affecting their Matching Shares. The above figures do not reflect the adjustment to the number of Invested Shares following the demerger and share consolidation which took place in December 2005.

(f) GUS plc ESOP Trust

As at 31 March 2005, Don Robert, Paul Brooks, John Peace and David Tyler, together with certain other employees of Experian, are discretionary beneficiaries under the GUS plc ESOP Trust and, as such, each director is deemed to be interested in 11,903,897 ordinary shares in GUS held by the trustee of the Trust.

(g) Retirement benefits

Don Robert is provided with retirement benefits through a SERP (a Supplemental Executive Retirement Plan—an unfunded defined benefit arrangement in the US). The figures below are in respect of his SERP entitlement. Upon his appointment to the GUS board on 1 April 2005, Mr Robert's pension terms were amended as part of a restructuring of his overall compensation to bring his benefits more in line with those of the UK based executive directors. Don Robert also participates in Experian North America's 401(k) pension plan, a defined contribution style arrangement. Contributions to the 401(k) plan in the year ended 31 March 2005 amounted to US$11,589 (2004 US$1,404).

Paul Brooks is a member of the GUS Pension Scheme. His tax-approved benefits are restricted by the pension earnings cap. However, his contract allows for an unfunded scheme to provide for benefits in excess of the cap. The following pension figures reflect both his approved and unapproved entitlements.

John Peace is a member of the GUS Pension Scheme. His benefits are not restricted by the pension earnings cap. The following pension figures reflect his tax-approved Scheme benefits.

David Tyler is a member of the GUS Pension Scheme. His tax-approved benefits are restricted by the pension earnings cap. However, his contract allows for an unfunded scheme to provide for benefits in excess of the cap (although part of this promise will be provided for by a tax-unapproved funded arrangement which was closed to future contributions on 1 April 2002). The pension figures below reflect both his tax-approved and unapproved entitlements.

The table set out below provides the disclosure of directors' pension entitlements in respect of benefits from tax-approved schemes and unfunded arrangements.

2004

	Accrued pension at 31 March 2004 per annum	Accrued pension at 31 March 2003 per annum	Transfer value at 31 March 2004	Transfer value at 31 March 2003	Change in transfer value (less director's contributions)	Additional pension earned to 31 March 2004 (net of inflation) per annum	Transfer value of the increase (less director's contributions)
	(1) '000	(2) '000	(3) '000	(4) '000	(5) '000	(6) '000	(7) '000
Don Robert	US$61	US$33	US$512	US$317	US$194	US$27	US$228
Paul Brooks	£35	£23	£367	£184	£183	£11	£119
John Peace	£374	£362	£5,156	£4,161	£995	£2	£28
David Tyler	£91	£77	£1,015	£637	£363	£12	£119

2005

	Accrued pension at 31 March 2005 per annum	Accrued pension at 31 March 2004 per annum	Transfer value at 31 March 2005	Transfer value at 31 March 2004	Change in transfer value (less director's contributions)	Additional pension earned to 31 March 2005 (net of inflation) per annum	Transfer value of the increase (less director's contributions)
	(1) '000	(2) '000	(3) '000	(4) '000	(5) '000	(6) '000	(7) '000
Don Robert	US$165	US$61	US$2,575	US$512	US$2,063	US$102	US$1,589
Paul Brooks	£48	£35	£543	£367	£176	£12	£137
John Peace	£415	£374	£6,080	£5,156	£924	£29	£431
David Tyler	£115	£91	£1,365	£1,015	£335	£21	£234

Notes:

Columns (1) and (2) represent the deferred pension to which the directors would have been entitled had they left Experian at 31 March.

Column (3) is the transfer value of the deferred pension in column (1) calculated as at 31 March based on factors supplied by the actuary of the relevant group pension scheme in accordance with actuarial guidance note GN11.

Column (4) is the equivalent transfer value, but calculated as at the previous 31 March on the assumption that the director left service at that date.

Column (5) is the change in the transfer value of accrued pension during the year net of contributions by the director.

Column (6) is the increase in pension built up during the year, recognising (i) the accrual rate for the additional service based on the pensionable salary in force at the year end, and (ii) where appropriate the effect of pay changes in "real' (inflation adjusted) terms on the pension already earned at the start of the year.

Column (7) represents the transfer value of the deferred pension in column (6).

The disclosures in columns (1) to (5) are as required by the Companies Act 1985, Schedule 7A.

The disclosures in columns (6) and (7) are as required by the Financial Services Authority Listing Rules. The requirements of the Listing Rules differ from those of the Companies Act. The Listing Rules require the additional pension earned over the year to be calculated as the difference between the pension accrued at the end of the financial year and the pension accrued at the start of the financial year less the increase in the pension earned over the year solely due to inflation. The change in transfer value required by the Companies Act would also be significantly influenced by the assumptions underlying the calculation at the beginning and the end of the financial year.

(h) Directors' interests

The beneficial interests of the directors, together with non-beneficial interests, in the Ordinary shares of GUS plc and in the capital of Burberry Group plc are shown below. Share options granted to directors, awards under the Performance Share Plan and the contingent interests in matching shares under the Co-investment Plan are shown in note (e) above. Save for the disclosures in relation to Burberry Group plc shares, the directors have no interests in the debentures of GUS plc or in any shares or debentures of Experian companies.

	GUS plc		Burberry Group plc	
	31 March 2004	31 March 2005	31 March 2004	31 March 2005
Paul Brooks	21,473	53,286	—	—
Don Robert	36,257	114,769	—	—
John Peace	245,109	294,154	16,000	50,000
David Tyler	153,466	182,893	16,000	16,000
Sir Alan Rudge	8,950	11,450	—	—

32 Principal entities

The principal entities and associated undertakings that have formed part of this Combined Financial Information throughout the years ended 31 March 2004 and 2005, except as noted below, were:

At 31 March	Country of incorporation	Percentage of ordinary shares held
GUS plc[1]	Great Britain	100
Experian Limited	Great Britain	100
QAS Limited[2]	Great Britain	100
Experian Holding France S.A.	France	100
Experian Holding A/S	Denmark	100
Experian A/S	Denmark	100
Creditinform AS	Norway	100
Consumerinfo.com	USA	100
Experian Information Solutions Inc.	USA	100
Experian Services Corporation	USA	100
Experian Marketing Solutions Inc.	USA	100
First American Real Estate Solutions LLC	USA	20

All business units, except where noted, are involved in the provision of information solutions to either business customers or consumers. The proportions of voting rights fall in line with percentage of ordinary shares held.

Notes:

(1) GUS plc is a provider of head office and treasury services.

(2) QAS Limited was acquired on 5 October 2004.

Part XIV: Details of the Experian Offer

1 Introduction

The Directors currently expect the Experian Offer to raise approximately £800 million.

The Experian Offer will comprise two elements:

(i) a pre-emptive offer of Experian Shares to existing Shareholders on a *pro rata* basis (the "**Existing Shareholder Offer**"); and

(ii) an offer of up to 5% of the share capital of Experian Group to institutional investors (the "**New Investor Offer**").

2 Existing Shareholder Offer

Under the Existing Shareholder Offer, existing GUS Shareholders (excluding certain overseas shareholders, provided that overseas institutional investors will be eligible to participate where permitted) will be entitled to elect to purchase a specified value of Experian Shares (up to a maximum investment amount), which will be determined on a *pro rata* basis according to their shareholding in GUS at the time of the Experian Offer.

The entitlement of GUS Shareholders to participate in this offer will not be transferable.

Any entitlements not taken up in the Existing Shareholder Offer will be offered to institutional investors as part of the New Investor Offer described below.

3 New Investor Offer

Under the New Investor Offer, Experian Shares are expected to be made available to certain institutional investors in the United Kingdom and elsewhere.

Existing institutional shareholders in GUS will be able to participate in the New Investor Offer as well as the Existing Shareholder Offer.

4 Pricing

There will be a competitive bookbuild for the New Investor Offer and the offer price and number of Experian Shares to be issued in the Experian Offer will be determined by GUS and the Underwriters on completion of the bookbuild process.

The offer price of shares under the Existing Shareholder Offer and the New Investor Offer will be the same and there will be no discount on the offer price of Experian Shares to be sold pursuant to the Existing Shareholder Offer.

5 Underwriting

The Experian Offer is expected to be underwritten. It is anticipated that GUS, Experian Group, the Experian Directors and the Underwriters will enter into an underwriting agreement which is expected to be based on substantially the following terms:

5.1 subject to certain conditions, the Underwriters will procure subscribers for, or failing which will themselves subscribe for, the Experian Shares to be issued and sold pursuant to the Experian Offer at the offer price;

5.2 Experian shall appoint Merrill Lynch International and UBS Limited as joint sponsors and joint global co-ordinators in connection with the admission to trading of the Experian Shares to the Official List;

5.3 the deduction by the Underwriters from the proceeds of the Experian Offer payable to Experian of a commission of 2.25% of the gross proceeds of the Experian Offer. An additional incentive commission of up to 0.5% of the gross proceeds may be payable at the sole discretion of Experian. All commissions will be paid together with any value added tax chargeable thereon;

5.4 the payment by Experian of certain costs, charges, fees and expenses of, or in connection with, or incidental to, amongst other things, the Experian Offer and the admission of the Experian Shares issued pursuant to the Experian Offer (together with any related value added tax);

5.5 the giving by Experian of certain customary indemnities and certain customary representations and warranties to the Underwriters;

5.6 the inclusion of certain conditions to the obligation on the Underwriters to procure subscribers for, or failing which, themselves to subscribe for, the Experian Shares to be issued and sold under the Experian Offer and the obligation on Experian Group to issue Experian Shares. It is expected that these conditions will be typical for an agreement of this nature. In addition, it is expected that the Underwriting Agreement will include a right of termination for the Underwriters in certain specified

circumstances that are typical for an agreement of this nature. If any of the above-mentioned conditions are not satisfied (or waived, where capable of being waived), or if the Underwriting Agreement is terminated, then the Experian Offer will lapse; and

5.7 certain undertakings by Experian and the Experian Directors to each of the Underwriters restricting their ability for a certain period to offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of any Experian Shares or related securities.

6 Timing

The full terms of the Experian Offer (including details of how existing GUS Shareholders can participate in the Existing Shareholder Offer) will be contained in the Experian Prospectus which is expected to be published in September 2006. GUS Shareholders who wish to participate in the Experian Offer will need to read the further details which will be contained in the Experian Prospectus. It is expected that existing GUS Shareholders will have two weeks from the date of publication of the Experian Prospectus in which to submit their applications.

This document is not an offer of Experian Shares for sale (or an invitation to acquire) in any jurisdiction.

Part XV: The Income Access Share Arrangements

The Income Access Share arrangements will be put in place as part of the Proposals. The purpose of these arrangements is to preserve the current tax treatment of dividends paid to GUS Shareholders in the UK, in respect of future dividends paid by Experian Group.

IAS Trust

Following the Scheme GUS will issue one income access share (the "**IAS**") to Experian Group, which will immediately transfer the IAS to an English law trust (the "**IAS Trust**"). The trustee of the IAS Trust will be The Law Debenture Trust Corporation (Channel Islands) Limited and the IAS Trust will be constituted pursuant to a trust deed (the "**IAS Trust Deed**") which will provide that:

(i) the IAS Trust will hold any dividends paid (not just declared) on the IAS on trust for Experian Shareholders who have elected (or are deemed to have elected) to receive dividends pursuant to this arrangement;

(ii) the IAS itself will be held on trust for The GUS Charitable Trust; and

(iii) each registered holder of Experian Shares on a dividend record date who has made (or is deemed to have made) a valid election will be entitled to receive from the IAS Trustee an amount equal to the dividend it would have received from Experian Group, to the extent that the IAS Trustee has actually received an amount by way of dividend from GUS.

To ensure compliance with technical trust law rules, the period during which the IAS Trust may continue will be restricted. However, the trust should be able to continue for over 80 years.

Articles of Association

This mechanism will be reflected in the articles of association of both Experian Group and GUS.

If the dividend paid on the Income Access Share is less than the dividend declared by Experian Group on its ordinary shares which is payable to those shareholders who have not elected (or not been deemed to have elected) to receive dividends pursuant to the Income Access Share arrangement, Experian Group will be obliged to pay a dividend on its ordinary shares to those shareholders who have so elected (or been deemed to have elected) of the amount of the shortfall. In such a case, however, any dividend paid on the Experian Shares will have an Irish source and will generally be subject to Irish withholding tax at the rate of 20% or such lower rate as may be applicable under exemptions from withholding tax contained in Irish law. Further details are set out in paragraph 3 of Part XVIII: "Taxation" of this document.

IAS Elections (and deemed elections)

Experian Shareholders will be given the option to make an election (an "**IAS Election**") to receive their dividends (which would otherwise be payable by Experian Group), via these arrangements in order to receive their dividend from a UK source (i.e. GUS).

Experian Shareholders who hold 50,000 or fewer Experian Shares will be deemed to have elected to receive their dividends via these arrangements (pursuant to the articles of association of Experian Group) unless they elect in writing to Experian Group that they do not wish to do so.

The forms for making on IAS Election will be sent to GUS Shareholders with the Experian Prospectus in due course and will also be available from Experian Group's registrars and from its registered office.

GUS distributable reserves

It is intended that GUS will distribute sufficient dividend on the IAS to the IAS Trust for the benefit of all Experian Shareholders who make (or are deemed to make) an IAS Election. To the extent that dividends paid to the IAS Trust are insufficient to fund an amount equal to the dividend paid on the relevant Experian Shares, any dividend on the IAS received by the IAS Trust will be allocated *pro rata* to such Experian Shareholders and the Experian Group will pay the balance by way of dividend as described above. In such circumstances, there will be no grossing up by Experian Group nor will GUS or Experian Group compensate Experian Shareholders for any adverse consequences including any Irish withholding tax consequences.

Termination

Experian Group will be able to suspend or terminate these arrangements at any time, in which case the full Experian Group dividend will be paid directly to Experian Shareholders by Experian Group. In such circumstances Experian Group and GUS will not compensate shareholders for any adverse tax consequences.

Tax

A summary of the tax consequences of these arrangements is contained in Part XVIII: "Taxation" of this document.

Section 5: Miscellaneous

Part XVI: Pro Forma Financial Information

1 Continuing Group Pro Forma Financial Information

The unaudited consolidated pro forma statement of net assets set out below has been prepared to illustrate the effect of the Demerger on the consolidated net assets of the Group as if the Demerger and Proposals had taken place as at 31 March 2006. The information, which is produced for illustrative purposes only, by its nature addresses a hypothetical situation and, therefore, does not represent the Continuing Group's actual financial position or results. The unaudited pro forma statement of net assets is compiled on the basis set out below.

		Adjustments						Continuing Group Pro forma as at 31 March 2006
	GUS as at 31 March 2006 (note 1)	ARG as at 31 March 2006 (note 2)	Adjustments (note 3)	Experian as at 31 March 2006 (note 4)		Adjustments (note 5)	(note 6)	
	£'m	£'m	£'m	£'m	US$'m	US$'m	US$'m	US$'m
ASSETS								
Non-current assets								
Goodwill	3,068	(1,879)		1,189	2,070			2,070
Other intangible assets	532	(62)		470	818			818
Property, plant and equipment	959	(697)		262	459			459
Investment in associates	129	(1)		128	225			225
Deferred tax assets	314	(109)	(3)	202	351			351
Retirement benefit assets	18	(26)	8	—	—			—
Trade and other receivables	51	(43)		8	14			14
Other financial assets	91	(8)		83	145			145
	5,162	(2,825)	5	2,342	4,082	—	—	4,082
Current assets								
Inventories	883	(881)		2	3			3
Trade and other receivables	1,051	(1,581)	2,390	1,860	3,239	(2,309)		930
Current tax assets	119	(7)	(22)	90	157			157
Other financial assets	6	(2)		4	6			6
Cash and cash equivalents	221	(131)		90	157	186		343
	2,280	(2,602)	2,368	2,046	3,562	(2,123)	—	1,439
Total assets	7,442	(5,427)	2,373	4,388	7,644	(2,123)	—	5,521
LIABILITIES								
Non-current liabilities								
Trade and other payables	(83)	28		(55)	(96)			(96)
Loans and borrowings	(2,067)	222		(1,845)	(3,213)			(3,213)
Deferred tax liabilities	(201)	67	1	(133)	(233)			(233)
Retirement benefit obligations	—	—	(13)	(13)	(22)			(22)
Other financial liabilities	(8)	—		(8)	(14)			(14)
	(2,359)	317	(12)	(2,054)	(3,578)	—	—	(3,578)
Current liabilities								
Trade and other payables	(1,391)	865	(1,062)	(1,588)	(2,766)	1,850	(89)	(1,005)
Loans and borrowings	(174)	1,328	(1,326)	(172)	(300)			(300)
Provisions	(89)	89		—	—			—
Other financial liabilities	(21)	—		(21)	(36)			(36)
Current tax liabilities	(276)	53	14	(209)	(364)			(364)
	(1,951)	2,335	(2,374)	(1,990)	(3,466)	1,850	(89)	(1,705)
Total liabilities	(4,310)	2,652	(2,386)	(4,044)	(7,044)	1,850	(89)	(5,283)
Net assets	3,132	(2,775)	(13)	344	600	(273)	(89)	238

Notes:

(1) The financial information has been extracted, without material adjustment, from the audited consolidated financial statements of GUS.

(2) The financial information has been extracted, without material adjustment, from ARG's combined financial information as set out in Section B (IFRS) of Part IX: "ARG Historical Financial Information" of this document.

(3) Representing: (i) the reclassification of certain inter-company receivables and payables between ARG and Experian; and (ii) the reclassification of certain pension and tax balances togther with an additional tax provision of £13 million in respect of share based payments.

(4) Representing the translation from pounds sterling (the reporting currency of GUS) into US Dollars (the reporting currency of Experian) at a rate of US$1.74 to £1 as set out in Part XIII: "Experian Historical Financial Information" of this document.

(5) (i) Net intercompany balances exist between ARG and the Continuing Group due to the historical nature of funding of ARG through intercompany loans and trading between ARG and the Continuing Group. Pursuant to the demerger steps and the Scheme (as described in Part III: "Explanatory Statement" of this document), these net intercompany balances will be settled through the issue by ARG of share capital. Subsequently ARG will cancel share capital of an equivalent amount. The net impact of this is that the net assets of the Continuing Group reduce by US$459 million and the net assets of ARG increase by the same amount.
(ii) The allocation of cash of US$186 million from ARG to the Continuing Group as part of the allocation of net debt to ARG such that ARG's pro forma net debt as at 31 March 2006 is approximately £200 million, as described in paragraph 3.1 of Part III: "Explanatory Statement" of this document.

(6) Estimated transaction and related costs of US$89 million (in addition to US$7 million incurred by GUS as at 31 March 2006).

(7) The above pro forma financial information takes no account of the proposed equity offering by Experian. If the Experian Offer raises £800 million (approximately US$1.4 billion) the pro forma net debt of the Continuing Group as at 31 March 2006 would be approximately £1 billion (approximately US$1.7 billion).

(8) No adjustment has been made to reflect the trading results of GUS since 31 March 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors (the "**Directors**")
GUS plc
One Stanhope Gate
London W1K 1AF

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

26 July 2006

Dear Sirs

GUS plc (the "Company")

We report on the pro forma financial information (the "**Continuing Group Pro forma financial information**") set out in paragraph 1 of Part XVI: "Pro Forma Financial Information" of the Company's circular dated 26 July 2006 which has been prepared on the basis described in the notes to the Continuing Group Pro forma financial information, for illustrative purposes only, to provide information about how the Demerger might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 31 March 2006. This report is required by item 7 of Annex II of the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the Directors of the Company to prepare the Continuing Group Pro forma financial information in accordance with item 20.2 of Annex I of the PD Regulation and/or item 13.5.31 of the Listing Rules of the UK Listing Authority (the "**Listing Rules**").

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation Rules and/or the Listing Rules, on the Continuing Group Pro forma financial information as to the proper compilation of the Continuing Group Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Continuing Group Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Continuing Group Pro forma financial information with the Directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Continuing Group Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Opinion

In our opinion:

(a) the Continuing Group Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

2 ARG Pro Forma Financial Information

The unaudited consolidated pro forma statement of net assets set out below has been prepared to illustrate the effect of the Demerger on the consolidated net assets of ARG as if the Demerger had taken place as at 31 March 2006. The information, which is produced for illustrative purposes only, by its nature addresses a hypothetical situation and, therefore, does not represent ARG's actual financial position or results. The unaudited pro forma statement of net assets is compiled on the basis set out below.

	ARG as at 31 March 2006 (note 1)	Adjustments (note 2)	ARG Pro forma as at 31 March 2006
	£m	£m	£m
ASSETS			
Non-current assets			
Goodwill	1,879		1,879
Other intangible assets	62		62
Property, plant and equipment	697		697
Investment in associates	1		1
Deferred tax assets	109		109
Retirement benefit assets	26		26
Trade and other receivables	43		43
Other financial assets	8		8
	2,825		2,825
Current assets			
Inventories	881		881
Trade and other receivables	1,581	(1,064)	517
Current tax assets	7		7
Other financial assets	2		2
Cash and cash equivalents	131	(107)	24
	2,602	(1,171)	1,431
Total assets	5,427	(1,171)	4,256
LIABILITIES			
Non-current liabilities			
Trade and other payables	(28)		(28)
Loans and borrowings	(222)		(222)
Deferred tax liabilities	(67)		(67)
Retirement benefit obligations	—	—	—
Other financial liabilities	—		—
	(317)	—	(317)
Current liabilities			
Trade and other payables	(865)	2	(863)
Loans and borrowings	(1,328)	1,326	(2)
Provisions	(89)		(89)
Other financial liabilities	—		—
Current tax liabilities	(53)		(53)
	(2,335)	1,328	(1,007)
Total liabilities	(2,652)	1,328	(1,324)
Net assets	2,775	157	2,932

Notes:

(1) The financial information has been extracted, without material adjustment, from ARG's combined financial information as set out in Section B (IFRS) of Part IX "ARG Historical Financial Information" of this document.

(2) (i) Net intercompany balances exist between ARG and the Continuing Group due to the historical nature of funding of ARG through intercompany loans and trading between ARG and the Continuing Group. Pursuant to the demerger steps and the Scheme (as described in Part III: "Explanatory Statement" of this document), these net intercompany balances will be settled through the issue by ARG of share capital. Subsequently ARG will cancel share capital of an equivalent amount. The net impact of this is that the net assets of ARG increase by £264 million and the net assets of the Continuing Group reduce by the same amount.
(ii) The transfer of cash balances of £107 million from ARG to the Continuing Group such that ARG's *pro forma* net debt as at 31 March 2006 is approximately £200 million as described in paragraph 3.1 of Part III: "Explanatory Statement" of this document.

(3) No adjustment has been made to reflect the trading results of ARG since 31 March 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors (the "**Directors**")
GUS plc
One Stanhope Gate
London W1K 1AF

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

26 July 2006

Dear Sirs

ARG

We report on the pro forma financial information (the "**ARG Pro forma financial information**") set out in paragraph 2 of Part XVI: "Pro Forma Financial Information" of the GUS plc (the "**Company**") circular dated 26 July 2006 (the "**Circular**") which has been prepared on the basis described in the notes to the ARG Pro forma financial information, for illustrative purposes only, to provide information about how the Demerger might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for ARG on the basis of IFRS for the year ended 31 March 2006, as set out in Part IX: "ARG Historical Financial Information" of the Circular. This report is required by item 7 of Annex II of the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the Directors to prepare the ARG Pro forma financial information in accordance with item 20.2 of Annex I of the PD Regulation and/or item 13.5.31 of the Listing Rules of the UK Listing Authority (the "**Listing Rules**").

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation Rules and/or the Listing Rules, on the ARG Pro forma financial information as to the proper compilation of the ARG Pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the ARG Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the ARG Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the ARG Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of ARG.

Opinion

In our opinion:

(a) the ARG Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of ARG.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part XVII: Summary of Certain Differences between UK GAAP and US GAAP and IFRS and US GAAP

The financial information of ARG and Experian included in Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document for the year ended 31 March 2006 has been prepared on the basis of IFRS, for the year ended 31 March 2005 has been prepared on the basis of IFRS and UK GAAP and for the year ended 31 March 2004 has been prepared on the basis of UK GAAP. Certain differences exist between UK GAAP and generally accepted accounting principles in the United States of America ("**US GAAP**") which might be material to the financial information herein. Certain differences also exist between IFRS and US GAAP which might be material to the financial information herein.

GUS has prepared a summary of certain differences between UK GAAP and US GAAP, and IFRS and US GAAP that may be material. The Company has not prepared a reconciliation of its consolidated financial statements and related footnote disclosures between UK GAAP and US GAAP or between IFRS and US GAAP and has not quantified any such differences. Accordingly, no assurance is provided that the following summary of certain differences between UK GAAP and US GAAP and IFRS and US GAAP is complete.

Had the Company undertaken any such reconciliation or quantification, other accounting and disclosure differences may have come to its attention that are not identified below. Accordingly, the Company can provide no assurance that the identified differences in the summary below represent all principal differences relating to GUS and/or ARG and/or Experian. The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the UK GAAP and the IFRS consolidated financial statements. No attempt has been made to identify future differences between UK GAAP and US GAAP or IFRS and US GAAP that may be the result of prescribed changes in accounting standards, transactions or events that may occur in the future which could have a significant impact on GUS and/or ARG and/or Experian. Regulatory bodies that promulgate UK GAAP, US GAAP and IFRS have significant ongoing projects that could affect future comparisons between UK GAAP and US GAAP and IFRS and US GAAP.

In making an investment decision, investors must rely on their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP and IFRS and US GAAP, and how these differences might affect the financial information herein.

Business combinations and intangible assets

UK GAAP

Under UK GAAP, goodwill represents the excess of the fair value of the purchase consideration for businesses and shares in subsidiary undertakings over the fair value of the net assets acquired. Intangible assets acquired, such as brands, may be regarded as indistinguishable from goodwill and accounted for as such. There is a rebuttable presumption that the useful economic lives of goodwill and intangible assets are limited and do not exceed 20 years from the date of acquisition, but it is possible for the useful economic lives to be shorter than or greater than 20 years or even indefinite. Goodwill arising on acquisitions made before 1 January 1998 has been written off against reserves. On disposal, this goodwill is written back and the profit or loss on disposal is adjusted accordingly. Goodwill is capitalised and amortised on a straight-line basis over its useful life, which the Directors estimate to be between five and 20 years.

Adjustments to fair values assigned to assets and liabilities acquired on an acquisition of a business are only permitted if they arise before the end of the first full accounting period after acquisition.

Costs of reorganisation and integrating businesses acquired, whether they relate to the acquired entity or the acquiring group, are dealt with as post-acquisition costs.

The treatment of consideration contingent on a future event, such as achieving certain profit levels, is similar to the treatment under IFRS.

US GAAP

US GAAP requires that, in accordance with Statement of Financial Accounting Standard ("**SFAS**") 141 "Business Combinations", the cost of an acquisition be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition.

The excess of the purchase price paid over the underlying fair value allocated to the identifiable net assets (including intangibles) must be recorded as goodwill. Goodwill arising on acquisitions prior to 30 June 2001 was amortised over a period not exceeding 40 years. Goodwill on acquisitions subsequent to this date is not amortised. In some instances, specifically identifiable intangible assets recognised under US GAAP do not meet the recognition criteria of UK GAAP or IFRS. Identifiable intangible assets may be expected to include in-process research and development, brands, trade marks and trade names, customer lists and relationships, patented and unpatented technology, and supplier relationships. Intangible assets are amortised over their estimated useful lives other than in-process research and development which is expensed at the date of acquisition.

Liabilities arising in business combinations may be included as liabilities on acquisition if certain specific criteria are met; if the cost has no future economic benefit to the combined company; if the cost is incremental to other costs incurred by the acquired company or the acquiring business in the conduct of activities prior to the consummation date; and will be incurred as a direct result of the plan to exit an activity of the acquired company. In addition, the fair value of deferred revenue recognised on acquisition will record a current market profit margin on the assumed obligation to perform services or provide products after the consummation of the business combination. No profit margin may be included for elements of the service or production process, such as the selling effort, that are completed prior to consummation.

Contingent consideration is generally excluded from the initial purchase price. The additional cost is not recognised until the contingency is resolved or the amount is determinable. Any additional revision to the estimate is recognised as an adjustment to goodwill.

The period allowed for adjusting the fair value of pre-acquisition contingencies is typically limited to a maximum of one year from the date of acquisition.

IFRS

IFRS 3 "Business Combinations" requires that the cost of an acquisition be assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Goodwill represents the excess of the purchase price paid over the underlying fair value allocated to the identifiable net assets (including intangibles). Identifiable intangible assets may be expected to include in-process research and development, brands, trade marks and trade names, customer lists and relationships, patented and unpatented technology, and supplier relationships. Intangible assets are amortised over their estimated useful lives.

Under IFRS, fair value adjustments should be made within 12 months of the date of acquisition.

Liabilities for terminating or reducing the activities of the acquiree are only recognised as liabilities on acquisition when the acquiree has, at the acquisition date, an existing liability for restructuring. Any liabilities arising as a result of decisions made by the acquirer are dealt with as post-acquisition costs.

Contingent consideration, for example dependent on achieving certain profit levels, is estimated and included as part of the cost of the acquisition at the date of the acquisition where it is probable that it will be paid and it can be reliably measured. Any revision to the estimate is subsequently adjusted against goodwill.

Impairment of tangible fixed assets and intangible assets

UK GAAP

Under UK GAAP, goodwill must be reviewed for impairment at the end of the first year following the acquisition and again if there is a change of circumstances in future years indicating impairment in value.

Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the value in use. The value in use of an asset is determined by the present value of the future cash flows from the asset's continued use, including those resulting from its ultimate disposal. For the purposes of assessing impairment, assets are grouped at the level for which there are cash flows, which are largely independent of each other and capable of being monitored separately.

US GAAP

Under US GAAP, SFAS 142 "Goodwill and other intangible assets" ("**SFAS 142**") requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Intangible assets that do not have an indefinite life are amortised over the estimated useful life of the asset or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 142 requires that capitalised goodwill be allocated to reporting units and tested annually for impairment under a two step approach. The first step of the impairment test is performed by comparing the fair value of the reporting unit with the book value of the reporting unit. Where the book value is higher than the fair value of the reporting unit, the second step of the impairment test is performed in order to calculate the implied fair value of goodwill. The impairment of the goodwill is measured as the difference between the book value and implied fair value of goodwill and the amount of the impairment loss is reported in the income statement as a component of operating income. Intangible assets with indefinite lives are impaired if the carrying amount exceeds the fair value.

Assets that are subject to depreciation and amortisation are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognised only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

IFRS

Goodwill and other assets that have indefinite useful lives are not subject to amortisation, but are tested annually for impairment. Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and the value in use. The value in use is determined by the present value of the future cash flows from the assets continuing use and those from the ultimate disposal. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Leases

UK GAAP

A lease will be classified as a finance lease where it transfers substantially all the risks and rewards of ownership of an asset to the lessee. It should be presumed that such a transfer of risks and rewards occurs if at the inception of a lease the present value of the minimum lease payments, including any initial payment, amounts to substantially all (normally 90% or more) of the fair value of the leased asset. Assets held under finance leases are capitalised at an amount equal to the present value of the minimum lease payments on the commencement of the leases, and are depreciated over the shorter of the period of the lease and the estimated useful economic lives of the assets. The finance charges are allocated over the period of the lease in order to give a constant periodic rate of return on the capital amount outstanding and are charged to the profit and loss account.

Operating leases are leases where the risks and rewards of ownership remain with the lessor. Operating lease rentals are charged to the profit and loss account on an accruals basis. Incentives agreed for the renewal of existing leases, or an entry into new leases are recognised on a straight line basis over the period to the next rent review.

US GAAP

Certain leases, referred to under UK GAAP or IFRS as finance leases, may under US GAAP, be referred to as capital leases, if the lease meets any of the following criteria; the leased asset automatically transfers title at the end of the lease term; the lease contains a bargain purchase option; the lease term equals or exceeds 75% of the remaining estimated economic life of the leased asset, or the present value of the minimum lease payments equals or exceeds 90% of the fair value of the leased assets. Leases that do not meet any one of the above four criteria are classified as operating leases.

Under US GAAP, operating lease rental payments, including any incentives, are recognised as an expense over the term of the lease, normally on a straight line basis, unless there is a more representative basis.

IFRS

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the fair value of the leased assets or if lower the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current or non-current loans and borrowings, depending on when the individual lease payments fall due. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards of ownership. Lease payments and incentives are recognised as an expense on a straight line basis over the lease term.

Revaluation

UK GAAP and IFRS

Under UK GAAP, certain land and buildings were revalued prior to the Group's transition to IFRS. As permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards" (**"IFRS 1"**), preparers of accounts may elect to use the deemed cost option whereby this revalued amount is used as the deemed cost on the date of transition. IFRS 1 does not permit any revaluations following adoption and the Group has not adopted the revaluation model permitted under IAS 16 "Property, Plant and Equipment".

US GAAP

Under US GAAP, such revaluations of land and buildings are not permitted and depreciation is provided on the original cost. Similarly, profit on sale of property is based on depreciated historical cost.

Borrowing costs

UK GAAP and IFRS

Under UK GAAP and IFRS, borrowing costs associated with bringing an asset into use may be expensed as incurred or capitalised. Under UK GAAP and IFRS the Company does not capitalise such costs.

US GAAP

Under US GAAP, such borrowing costs on certain qualifying assets must be capitalised in the historical cost of the asset.

Debt issue costs

UK GAAP and IFRS

Under UK GAAP and IFRS, debt issue costs are deferred and deducted from the debt to which they relate for the purpose of balance sheet presentation and released to the income statement on the effective yield basis over the estimated term of the debt.

US GAAP

Under US GAAP, such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. They are released to the income statement on the effective yield basis over the estimated term of the debt.

Debt extinguishment

UK GAAP

Under UK GAAP, where the life of a debt instrument is shortened, for example through early redemption, or the company has the option to redeem, the amortisation of issue costs and any premium on redemption should be accelerated over the remaining period of the shortened term. When it becomes virtually certain that the debt instrument will be redeemed early, the amortisation of deferred debt issue costs is accelerated such that the deferred debt issue costs at the start of the year are amortised over the remaining expected life of the debt instrument.

US GAAP

Under US GAAP, in periods preceding extinguishment, interest expense and other carrying costs of the debt should be recognised in accordance with the terms of the instrument. Deferred debt issue costs would continue to be amortised based on the life of the debt that was assumed when the obligation was recorded initially.

IFRS

Under IFRS, debt extinguishment costs are treated similarly to UK GAAP.

Restructuring costs

UK GAAP

Under UK GAAP, provisions including restructuring costs are recognised in accordance with Financial Reporting Standard ("**FRS 12**") "Provisions, Contingent Liabilities and Contingent Assets", when an entity has generated a constructive obligation or has a legal obligation to make payments or take a particular course of action and can make a reliable estimate of the amount of an obligation. This recognition criteria is similar to that outlined in IFRS.

US GAAP

Under US GAAP, restructuring provisions are recorded when they meet the requirements in SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("**SFAS 146**"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and highlights specific recognition and measurement criteria that have to be met prior to recognition of restructuring provisions. The recognition criteria for restructuring provisions under US GAAP is similar to IFRS, however differences in the detailed criteria may give rise to differences.

IFRS

Under IFRS, a provision for restructuring costs is recognised in accordance with International Accounting Standard ("**IAS**") 37 "Provisions, Contingent Liabilities and Contingent Assets", when an entity has generated a constructive obligation or has a legal obligation to make payments or take a particular course of action and can make a reliable estimate of the amount of the obligation.

Disposal adjustments

UK GAAP

Under UK GAAP, the full amount of any goodwill previously written off to reserves is accounted for as part of the calculation of profit or loss on disposal of an entity. In addition, under UK GAAP no cumulative translation adjustments associated with the business are included in the disposal calculation.

US GAAP

Under US GAAP, goodwill capitalised is attributed to a disposal group and included in the calculation of profit or loss on disposal. In addition it is necessary to factor into the disposal calculation any cumulative translation adjustment associated with the business which is calculated from the date of acquisition. The translation difference under US GAAP is only included in the calculation of profit or loss when there has been a complete sale or liquidation of the subsidiary.

IFRS

Under IFRS, goodwill previously written off to reserves under UK GAAP is not required to be reinstated on the balance sheet under the first time adoption provisions of IFRS 1. This goodwill is not treated as part of the calculation of profit or loss on disposal when the business to which it relates is sold. Under IFRS, it is necessary to include into the disposal calculation any cumulative translation adjustment associated with the business. However, under IFRS the Company elected that the translation reserve be reset to zero at the date of the adoption of IFRS in accordance with the transitional provisions of IFRS 1.

Minority interest

UK GAAP and IFRS

Under UK GAAP when less than 100% of a subsidiary has been acquired, minority interest is stated at the minority's proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed. Minority interest is classified as a component of equity.

US GAAP

Under US GAAP, the minority interest is valued at historical book value and is classified outside of equity.

Deferred taxation

UK GAAP

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date, deferred tax is recognised. Deferred tax is not recognised for permanent differences.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. FRS19 "Deferred Tax" permits but does not require discounting and deferred tax may be measured on an undiscounted basis. The Company's policy is to discount deferred tax balances.

US GAAP

Under US GAAP, full provision for deferred tax is required to the extent that temporary differences exist between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements with only a few specific exemptions. A deferred tax asset is recognised in full and reduced by a valuation allowance to the extent it is more likely than not that the benefit will not be realised. Provision is made at current enacted tax rates. Under US GAAP, discounting is prohibited. There is no exemption under US GAAP allowing an entity not to recognise deferred tax consequences for the initial recognition of non-deductible assets. US GAAP requires a liability to be recognised for temporary differences arising from investments in foreign subsidiaries and joint ventures unless the temporary difference is essentially permanent in duration.

IFRS

Deferred tax is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Under IAS 12 "Income Taxes", discounting is prohibited for deferred taxes.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Employee share based compensation

UK GAAP

The Company operates equity-settled and share-based compensation plans. For the periods to 31 March 2005, the Company adopted Urgent Issues Task Force Abstract ("**UITF**") 17 "Employee Share Schemes" ("**UITF 17**") and UITF 38 "Accounting for ESOP trusts" ("**UITF 38**") under UK GAAP. Under UITF 17 and UITF 38 the fair value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate charge is made to the profit and loss account. UITF 17 allows an exemption relating to the recognition of compensation charges in respect of share options granted at a discount to the market price at the date of the grant, under save as you earn schemes. The Company has elected to apply this exemption.

The current applicable UK GAAP standard is FRS 20 "Share-based payments" ("**FRS 20**") and this applies to all grants after 7 November 2002 that were unvested as of 1 January 2005. As stated above the Company applied UITF 17 and UITF 38 for periods to 31 March 2005 and therefore FRS 20 was not applicable to the periods presented under UK GAAP.

The requirements of FRS 20 are identical to IFRS 2.

US GAAP

Under US GAAP, share-based employee compensation is accounted for under either Accounting Principles Board ("**APB**") No. 25 "Accounting for Stock Issued to Employees" ("**APB 25**") or SFAS 123 "Accounting for Stock Based Compensation" ("**SFAS 123**"). The cost of options granted to employees is recognised over the period to which the employee's service relates (the vesting period) under either the intrinsic value method of APB 25 or the fair value method of SFAS 123. Under the intrinsic value method of APB 25, the measurement date is the date at which both the number of shares to be received and option price are known. Under the fair value method of SFAS 123, the fair value of share options is typically determined and fixed at grant date.

Under the fair value based method of SFAS 123, employee compensation expense is measured at the grant date based on the fair value of the award and is recognised over the service period, which is usually the vesting period. Under the intrinsic value based method, employee compensation expense is the excess, if any, of the quoted market price of the share at measurement date over the amount an employee must pay to acquire the share. Fixed share option plans where the exercise price equals the quoted market price at the date of grant, have no intrinsic value, and under APB 25, no compensation expense is recognised for them. Compensation expense is recognised for other types of share based compensation plans, under APB 25, including plans with variable, or performance based features, such as phantom stock plans. Entities electing to apply the accounting provisions of APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied.

IFRS

The Company operates equity-settled, share-based compensation plans. IFRS 2 "Share Based Payments" ("**IFRS 2**") applies to all grants after 7 November 2002 that were unvested as of 1 January 2005, however the Company has elected to adopt full retrospective application of these standards.

For share options the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. Fair value is measured by using a fair value pricing model, being whichever of the Black-Scholes, Monte Carlo or closing market price is most appropriate to the award. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable based on the likelihood of meeting conditions on the number of employees still employed by the Company. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Market based vesting conditions are included in the fair value of the option at the time grant and no subsequent adjustment is made in respect of whether the conditions are met.

National insurance contributions on share options

UK GAAP

Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' national insurance ("**NIC**") on the gain made on the exercise of such options by UK employees. Under UK GAAP, the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the period up to the date of exercise of the options.

US GAAP

Under US GAAP, the liability for any employee payroll taxes on share options is only recognised when the event triggering the measurement and payment of the tax to the taxing authority occurs, generally the exercise date.

IFRS

Share options granted subsequent to 5 April 1999 under approved schemes are subject to employers' and employees' NIC on the gain made on the exercise of such options by UK employees. Under IFRS, the NIC payable on the difference between the exercise price of the options outstanding and the current market value is calculated and spread over the vesting period.

Software development costs

UK GAAP

Research costs are written off to the profit and loss account as they are incurred. Expenditure on software development is capitalised if there is a reasonable expectation that future economic benefits will arise from the work. The Company amortises software development spend over a period of up to five years.

US GAAP

Under US GAAP, development costs relating to software which is to be sold, leased, or otherwise marketed as a separate product apply the provisions of SFAS 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Costs incurred internally in creating a computer software product are charged to expense as incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detailed programme design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalised and subsequently reported at the lower of unamortised cost or net realisable value. Capitalisation of computer software costs ceases when the product is available for general release to customers. Capitalised costs are amortised based on current and future revenue for each product with an annual minimum amortisation charge equal to the straight-line amortisation over the remaining estimated economic life of the product.

Statement of Position ("**SOP**") 98-1 "Accounting for the Costs of the Computer Software Developed or Obtained for Internal Use" applies if computer software is developed or obtained for internal use. It identifies different stages (preliminary project stage, application development stage and post implementation stage) of computer software development. The costs incurred at different stages are required to be either capitalised or expensed. SOP 98-1 also specifies the accounting treatment in relation to costs incurred for upgrades and enhancements. Generally in order for costs of specified upgrades and enhancements for internal use computer software to be capitalised, it must be probable that those expenditures will result in additional functionality.

IFRS

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to the development of new computer software programmes and significant enhancement of the existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which include the software development employee costs and an appropriate portion of relevant overheads. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have a finite useful life that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit. The Company amortises these costs over a period not exceeding five years.

Pension costs

UK GAAP

Under UK GAAP, the costs of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice ("**SSAP**") 24 "Accounting for Pension Costs" ("**SSAP 24**"). SSAP 24 aims to produce an estimate of costs based on long-term actuarial assumptions. Variation from the regular pension cost arising from, for example, experience deficiencies or

surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

US GAAP

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 "Employers Accounting for Pensions" ("**SFAS 87**"). The methodology required is broadly similar to IFRS, however, different assumptions on the expected asset return are used and SFAS 87 requires that, where an accumulated benefit obligation exists in excess of the fair value plan assets and is not covered by a liability recognised on the balance sheet, an additional minimum pension liability has to be booked with the offset as a reduction to equity through other comprehensive income. In addition, the difference between the net balance sheet position and the plan's funded status (the difference between the fair value of the plan assets and the projected benefit obligations (plan liabilities) is held as an unrecognised off-balance sheet item and spread over the employees' remaining service lifetimes to the extent that the unrecognised amount attributable to actuarial gains and losses falling outside of the 10% corridor (i.e. 10% of the greater of the market value of the plan assets or plan liabilities).

IFRS

Under IFRS, IAS 19 "Employee Benefits" requires recognition of a pension obligation representing the excess of the defined benefit obligation over the fair value of assets determined in accordance with asset values and assumptions that prevail at the balance sheet date. Actuarial gains and losses, i.e. the difference between the expected development of the assets and liabilities and the actual development, can be recognised immediately through the statement of recognised income and expenses. The Company has elected to apply this recognition criteria. The defined benefit pension scheme charge is based on actuarial assumptions reflecting market conditions at the beginning of the financial year. This charge is recognised in the income statement as an operating expense over the periods benefiting from the employee's services.

Earnings per share

UK GAAP

Under UK GAAP, basic and diluted earnings per share based on profit before amortisation of goodwill and exceptional items is disclosed in addition to basic and diluted earnings per share based on profit before taxation.

US GAAP

Under US GAAP, basic and diluted earnings per share would only be disclosed on the face of the income statement based on profit after taxation.

IFRS

IFRS is similar to US GAAP.

Under IFRS, any additional measures of earnings per share have to be presented in the notes to the financial statements.

Consolidated cash flow statement

UK GAAP

Under UK GAAP, the consolidated cash flows are presented in accordance with FRS 1 (Revised) "Cash Flow Statements" ("**FRS 1**"). Under FRS 1, a company presents its cash flows for: (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) dividends from joint ventures and associates.

Cash consists of cash in hand and deposits repayable upon demand without penalty. Under UK GAAP, any bank overdrafts payable on demand would also be presented as part of cash in hand. Investments in bank deposits and other interest-bearing instruments with initial maturities of one year or less are categorised as current asset investments and are included in the cash flow in the management of liquid resources section. Such investments are carried at cost which approximates fair value.

US GAAP

Under US GAAP, SFAS 95 "Statement of Cash Flows" ("**SFAS 95**") defines cash and cash equivalents as including highly liquid short-term investments with original maturities of three months or less, and excludes overdrafts.

SFAS 95 requires cash flows to be presented in three categories: (i) operating; (ii) investing; and (iii) financing activities. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 would be included as operating activities under SFAS 95. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals would be included as investing activities under SFAS 95. Equity dividend payments made by the Company would be included as a financing activity under SFAS 95.

IFRS

For the purpose of the cash flow statement, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and overdrafts repayable on demand. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

IAS 7 "Cash Flow Statements" ("**IAS 7**") requires cash flows to be presented in three categories: (i) operating; (ii) investing; and (iii) financing activities. Cash flows arising from taxation are included in operating activities, and returns on investment are included in operating or investing activities and servicing of finance is included in operating and financing activity. Cash flows relating to capital expenditure and financial investment and acquisitions and disposals are included as investing activities under IAS 7. Equity dividend payments are included as a financing or operating activity under IAS 7.

The Company classifies returns on investment and servicing of finance as operating activities and equity dividend payments as financing activities.

Segmental disclosure

UK GAAP

Under UK GAAP, segmental reporting is based on the different classes of business and geographical areas in which an entity operates. Classes of business are determined by, among other factors, the nature of the products and services, the nature of the production processes and the markets in which the products or services are sold. The accounting policies used in the segmental reporting are consistent with the accounting policies used in the consolidated financial statements.

US GAAP

US GAAP is based on the "management approach" whereby external segmental reporting is aligned with the internal reporting used by management. The entity's internal organisational and management structure and its system of internal financial reporting to the board of directors and the chief executive officer should be the basis for determining the primary and secondary reporting formats. This management-based approach differs from the risk and returns approach of UK GAAP.

IFRS

IFRS distinguishes between business and geographical segments. Entities using business segment as their primary reporting format must present secondary segment information based on geographical segments and vice versa. A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments.

Business combinations between entities under common control

UK GAAP

Under UK GAAP, group reconstructions are permitted to be accounted for using acquisition accounting or merger accounting. Under acquisition accounting, assets and liabilities acquired are fair valued on the date of control change. Under merger accounting, the carrying values of the assets and liabilities of the parties to the combination are not required to be adjusted to fair value on consolidation.

US GAAP

Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognise the assets and liabilities transferred at their carrying amounts in the financial statements of the transferring entity at the date of transfer.

IFRS

There is currently no guidance in IFRS on the accounting treatment that should be applied to business combinations among entities under common control. In the meantime, IAS 8, "Accounting policies, changes in accounting estimates and errors", requires that if there is no specific standard or interpretation then management should develop a policy that is both reliable and relevant to the decision-making needs of users. The entity should first consider requirements and guidance in other international standards and interpretations dealing with similar issues and then the content of the International Accounting Standards Board ("**IASB**") Framework. Management may consider the pronouncements of other standard-setting bodies that use a similar conceptual framework to the IASB's, so long as they do not conflict with the IASB's sources of guidance.

Balance sheet presentation

UK GAAP

Under UK GAAP, certain assets are netted against certain liabilities in the balance sheet. UK GAAP requires that assets are presented in ascending order of liquidity in accordance with the Companies Act 1985. In addition, current assets under UK GAAP include amounts which fall due after more than one year, such as non-current debtors.

US GAAP

US GAAP requires the separate presentation of total assets and total liabilities. US GAAP assets are presented in descending order of liquidity. Under US GAAP, assets/liabilities where amounts fall due after more than one year are classified as non-current assets/liabilities.

IFRS

Under IFRS, IAS 1 "Presentation of Financial Statements" requires entities to present current and non-current liabilities as separate classifications on the face of the balance sheet, except when a liquidity presentation (which does not distinguish between current and non-current liabilities) provides reliable and more relevant information. Under IFRS assets/liabilities that fall due within 12 months or the normal operating cycle, whichever is longer, are classified as current assets/liabilities, except for deferred tax which is always classified as non-current.

Revenue

UK GAAP

Under UK GAAP, revenue is recognised when the right to consideration, in exchange for performance, is obtained. Separate disclosure of revenue and cost of sales relative to each revenue component is not required under UK GAAP.

US GAAP

US GAAP contains very detailed guidance outlining specific criteria to be met prior to recognition of revenue and the manner in which multiple element contracts can be considered for recognition. This can lead to variation in the timing and pattern of revenue recognition. Revenue is disclosed in a number of categories including net sales of products, revenues from services and other revenues. Separate disclosure of cost of sales relative to each revenue component is also required.

IFRS

IAS 18 "Revenue" ("**IAS 18**") sets out accounting treatment of revenue arising from certain types of transactions and events. IAS 18 identifies the primary issue as determining when to recognise revenue and sets out the criteria that should be used for determining whether or not revenue should be recognised. Practical guidance on applying those criteria is given, primarily in an appendix to that standard that describes a number of different situations.

Basis of accounting for an acquired business

UK GAAP

Under UK GAAP, a purchase transaction of a business that results in the creation of a new entity establishes a new basis of accounting for the purchased business. Results of operations are recorded in the new entity from the date of acquisition.

US GAAP

Under US GAAP, in certain scenarios it is required that where a purchase transaction of a business results in that business becoming substantially wholly owned, it establishes a new basis of accounting for the purchased assets and liabilities of the acquired entity. The application of a new basis of accounting represents the termination of the old business and the creation of a new one. A company would bifurcate (often referred to as a "black line" presentation) the income statement into two separate periods—for the pre-and post-acquisition periods. The new entity would not show results only from the date of acquisition. This would also be applicable for the statements of cash flows, of shareholders' equity, and of comprehensive income. In addition, the relevant footnotes would also be presented for the two distinct accounting periods.

IFRS

IFRS is similar to UK GAAP, and such disclosure and basis of accounting in the separate financial statements of an acquired company is not required under IFRS.

Derivative financial instruments

UK GAAP

For the two years ended 31 March 2005, UK GAAP had no recognition and measurement standard for derivative financial instruments. Such instruments, that reduce exposures on anticipated future transactions, are accounted for using hedge accounting.

The current applicable UK GAAP standard is FRS 26 "Financial Instruments: Measurements". This standard is equivalent to IAS 39.

US GAAP

Under US GAAP, SFAS 133 "Accounting for derivative instruments and hedging activity" requires derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in the fair value of the instrument are recorded in earnings or other comprehensive income (a separate component of equity) depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of the hedge transaction and whether or not it is effective.

IFRS

Under IFRS, IAS 39 "Financial Instruments' Recognition and Measurement", requires derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded in each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in fair value of the instrument are recorded in earnings or a separate component of equity depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of the hedge transaction and whether or not it is effective.

Proposed dividends

UK GAAP

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year's earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

US GAAP and IFRS

Under US GAAP and IFRS, dividends are recorded in the period in which they are approved by the shareholders.

Part XVIII: Taxation

1 UK Taxation

The paragraphs set out below summarise the UK tax treatment of GUS Shareholders under the Scheme. They are based on current UK legislation and an understanding of current HM Revenue & Customs published practice as at the date of this document.

The paragraphs are intended as a general guide and except where express reference is made to the position of non-UK residents and non-UK domiciled shareholders apply only to GUS Shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for tax purposes. They relate only to such GUS Shareholders who hold their GUS Shares directly as an investment (other than under a personal equity plan or an individual savings account) and who are absolute beneficial owners of those GUS Shares. These paragraphs do not deal with certain types of shareholders, such as persons holding or acquiring GUS Shares in the course of trade or by reason of their, or another's, employment, collective investment schemes and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

GUS Shareholders are referred to paragraphs 2 to 4 below for a description of the US, Irish and Jersey tax consequences of holding Experian Shares.

1.1 Tax on capital gains

Liability to UK tax on capital gains will depend on the individual circumstances of GUS Shareholders.

1.1.1 Acquisition of Experian Shares and ARG Shares under the Scheme and the Demerger

GUS has been advised that where a GUS Shareholder receives Experian Shares in exchange for his GUS Shares (and does not hold, either alone or together with persons connected with him, more than 5% of, or of any class of, shares in or debentures of GUS) he should not be treated as having made a disposal of his GUS Shares. Instead, the Experian Shares should be treated as the same asset as those GUS Shares acquired at the same time and for the same consideration as those GUS Shares.

Furthermore, GUS has been advised that the receipt by such GUS Shareholder of the ARG Shares should not be treated as a part disposal of the Experian Shares, rather the Experian Shares and the ARG Shares together should be treated as the same asset as those Experian Shares acquired at the same time and for the same consideration as those Experian Shares (subject to the analysis outlined above).

In the case of any GUS Shareholder who holds (either alone or together with persons connected with him) more than 5% of, or of any class of, shares in or debentures of GUS, it is a condition for the treatment described above in respect of the Scheme and the Demerger to apply that the Scheme and the Demerger have been effected for *bona fide* commercial reasons and will not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability of UK taxation of capital gains. If such condition is not met then such GUS Shareholders who are resident or, in the case of an individual, ordinarily resident in the UK will be treated, on receiving Experian Shares in exchange for their GUS Shares, as having made a disposal of their GUS Shares which may, depending on individual circumstances (including the availability of exemptions and reliefs) give rise to a chargeable gain or allowable loss for the purposes of UK taxation of capital gains. Such GUS Shareholders will also be treated upon receiving their ARG Shares as having made a part disposal of their Experian Shares.
GUS Shareholders are advised that no application has been made to HM Revenue & Customs under section 138 of the Taxation of Chargeable Gains Act 1992 for clearance that this condition has been met.

1.1.2 Experian Reduction of Capital and ARG Reduction of Capital

Subject to 1.1.1 above, the Experian Reduction of Capital and the ARG Reduction of Capital should not be treated as involving any disposal of Experian Shares or ARG Shares for UK tax purposes.

1.1.3 Acquisition of Experian Shares under the Experian Offer

Experian Shareholders should not be treated as making a disposal of all or part of their holding of existing Experian Shares by reason of taking up all or part of their rights to Experian Shares under the Experian Offer. No liability to United Kingdom tax on capital

gains in respect of such Experian Shares should arise at such time if Experian Shareholders take up their entitlement to Experian Shares.

1.1.4 Subsequent Disposal of Experian Shares and ARG Shares by UK resident Shareholders

A subsequent disposal of Experian Shares or ARG Shares by a shareholder who is resident or ordinarily resident in the UK may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of the UK taxation of capital gains.

Experian Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK, but not domiciled in the UK will be liable to UK capital gains tax only to the extent that chargeable gains made on the disposal of Experian Shares are remitted or deemed to be remitted to the UK.

A shareholder who is an individual and who is temporarily non-resident in the UK may, under anti-avoidance legislation, still be liable to UK taxation on any capital gain realised (subject to available exemption or relief).

A GUS Shareholder's base cost in the GUS Shares for the purposes of UK taxation of capital gains will be apportioned between the ARG Shares and Experian Shares by reference to their market value at the date of the Demerger.

Consequently, any chargeable gain or allowable loss on a disposal or part disposal by a GUS Shareholder of either the Experian Shares or ARG Shares should be calculated by taking into account the proportion of the allowable cost to the holder of acquiring his GUS Shares as is allocated at the time of the Demerger (see above).

For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of Experian Shares or ARG Shares by a GUS Shareholder, indexation allowance on the relevant proportion of the original allowable cost should be taken into account. For corporate shareholders, this indexation allowance will be calculated by reference to the date of disposal of the Experian Shares or the ARG Shares. For individual shareholders, the indexation allowance will be applied until April 1998, with taper relief (if available) applying thereafter until disposal, depending on the number of complete years for which the GUS Shares and/or Experian Shares and/or ARG Shares have been held.

In the case of corporate shareholders which acquire shares pursuant to the Experian Offer, indexation allowance will apply to the amount paid for the new Experian Shares acquired pursuant to the Experian Offer only from the date the moneys for the new Experian Shares are paid or liable to be paid. Subject to specific rules for acquisitions within specified periods either side of a disposal or where a GUS Shareholder acquired its GUS Shares before 1 April 1982, the Experian Shares acquired in the Demerger and pursuant to the Experian Offer will be treated as a single asset, the base cost of which will be the aggregate of the base costs for all of the Experian Shares held.

In the case of non-corporate Shareholders who acquire shares pursuant to the Experian Offer, taper relief will apply which will reduce the amount of chargeable gain realised on a subsequent disposal of such holder's shareholding from the date on which they acquire such Experian Shares pursuant to the Experian Offer. Such Experian Shareholders who sell all or some of the Experian Shares issued to them pursuant to the Experian Offer may, depending on their circumstances, incur a liability to tax on any capital gain realised.

1.1.5 Elections relating to the Free Share Sale Arrangements for Smaller Shareholders

GUS Shareholders who are resident or ordinarily resident in the UK and who elect to make use of the free share sale arrangements and choose to sell their entire holding of ARG Shares and/or Experian Shares and receive the cash realised through such sale will be treated as having made a disposal of their ARG Shares and/or Experian Shares which may, depending on the GUS Shareholder's individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on capital gains.

GUS Shareholders who are resident or ordinarily resident in the UK and who elect to make use of the free share sale arrangements and choose to donate their entire holding of ARG Shares and/or Experian Shares to a registered charity will be treated as having made a disposal at such a price that there is neither a chargeable gain nor an allowable loss for UK tax purposes. On a claim made to HM Revenue & Customs in their relevant UK tax return, such GUS Shareholders should be able to allow the market value of the ARG Shares and/or Experian Shares donated to a GUS nominated registered charity as, in the case of individuals, a deduction in calculating their UK income tax liability, and in the case of companies, as a charge on income for the purposes of UK corporation tax for the period in which the donation is made.

1.1.6 Subsequent disposal of Experian Shares and ARG Shares by non-UK resident Shareholders

ARG Shareholders who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the UK and who do not return to the UK within five years of the disposal will not be liable for UK tax on capital gains realised on a subsequent disposal of their ARG Shares unless such ARG Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment. Such shareholders may be subject to foreign taxation on any gain under local law.

Experian Shareholders who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the UK and who do not return to the UK within five years of the disposal will not be liable for UK tax on capital gains realised on a subsequent disposal of their Experian Shares unless, in the case of non-corporate shareholders, such Experian Shares are acquired for use by or for the purposes of a branch or agency through which such person is carrying on a trade, profession or vocation in the UK. Such shareholders may be subject to foreign taxation on any gain under local law.

1.2 Tax on income

The Demerger should not give rise to a taxable income receipt for GUS Shareholders for UK tax purposes.

1.3 Tax on dividends

1.3.1 ARG Shares

ARG Holdings is not required to withhold tax at source from dividend payments it makes.

An individual ARG Shareholder who is resident in the UK for tax purposes and who receives a dividend from ARG Holdings will generally be entitled to a tax credit. The holder will be taxed upon the aggregate of the net dividend and the tax credit (the "**Gross Dividend**"). The value of the tax credit is currently equal to one-ninth of the amount of the net dividend (or 10% of the Gross Dividend). The Gross Dividend, together with certain other investment income, will be regarded as the top slice of the holder's income, and will be subject to UK income tax as set out below. The tax credit will be available to set against such holder's liability (if any) to income tax on the Gross Dividend.

UK resident individual ARG Shareholders who are not higher rate taxpayers will be liable to tax on a dividend received at the rate of 10% of the Gross Dividend. This means that the tax credit will satisfy in full the income tax liability of a UK resident individual holder of ARG Shares who will not be liable to pay any further income tax.

In the case of a UK resident individual ARG Shareholder who is liable to income tax at the higher rate on dividends (currently 32.5%), the tax credit will be set against, but will not fully match, their tax liability in respect of the Gross Dividend and, accordingly, they will be liable for an additional tax of 22.5% of the Gross Dividend (equal to 25% of the net dividend) to the extent that the Gross Dividend falls above the threshold for higher rate income tax.

UK resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds, charities and certain individuals such as those holding GUS Shares through a personal equity plan or an individual savings account, will not be entitled to claim repayment of the tax credit attaching to dividends paid by ARG Holdings.

A UK resident corporate ARG Shareholder will not normally be liable to corporation tax in respect of any dividend received from ARG. Such corporate ARG Shareholders will not be able to claim repayment of tax credits attaching to such dividend.

Subject to the provisions of any double tax agreement between the UK and their country of residence, an ARG Shareholder who is not resident in the UK for tax purposes will not generally be entitled to claim repayment of the tax credit attaching to any dividend paid by ARG Holdings. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to claim any part of the tax credit, the procedure for doing so and what relief for credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such tax credit. An ARG Shareholder resident (or otherwise subject to tax) outside the UK may also be subject to local taxation on dividend income under the law of that other jurisdiction.

1.3.2 Experian Shares

Unless an election to receive dividends via the income access share mechanism is made or is deemed to have been made (see below), an Experian Shareholder who:

(i) is resident or ordinarily resident in the UK; or

(ii) carries on a trade in the UK through a UK branch or agency or, in the case of a corporate shareholder, a permanent establishment in connection with which their Experian Shares are held,

will generally be subject to United Kingdom income tax (at the rate of 10% in the case of a basic rate or lower rate taxpayer and 32.5% in the case of a higher rate taxpayer) or corporation tax, as the case may be, on the gross amount of any dividends paid by Experian Group before deduction of Irish tax withheld (if any). UK resident or, in the case of individuals, ordinarily resident, shareholders may be able to apply for an exemption from withholding taxes under Irish domestic law or the applicable double tax treaty. HM Revenue & Customs will generally give credit for any Irish withholding tax withheld from the payment of a dividend (if any) and not recoverable from the Irish tax authorities against the income tax or corporation tax payable by the relevant Experian Shareholder in respect of the dividend.

Experian Shareholders who are resident, but not domiciled, in the UK or who are resident but not ordinarily resident in the UK should note that they will be liable to UK income tax whether or not dividends paid by Experian Group are remitted or deemed to be remitted to the UK.

If an Experian Shareholder makes, or is deemed to have made, an IAS Election in respect of dividends to be paid by Experian Group, such Experian Shareholder will be treated as receiving dividends directly from GUS. Such dividends received by the Experian Shareholder will have a UK source and the tax treatment of such dividends received will be the same as that described for ARG Shares above.

1.4 Other tax matters

Shareholders should note that GUS has been advised that section 703 of the Income and Corporation Taxes Act 1988 should not apply to the Demerger and related transactions and that no application for clearance has been made under section 707 of the Income and Corporation Taxes Act 1988.

GUS has received clearance from HM Revenue & Customs that the Demerger does not give rise to any chargeable payments falling within section 214(2) of the Income and Corporation Taxes Act 1988.

1.5 Stamp duty and stamp duty reserve tax ("SDRT")

No UK stamp duty or SDRT should be payable by GUS Shareholders as a result of the Scheme or the Demerger.

1.5.1 ARG Shares

Stamp duty at the rate of 0.5% of the actual consideration paid (rounded up to the next multiple of £5) is payable on an instrument transferring ARG Shares. A charge to SDRT will also arise on an agreement to transfer ARG Shares (at the rate of 0.5% of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that an instrument transferring ARG Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances.

Where ARG Shares are transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will be payable at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the ARG Shares (rounded up to the next £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5%. of the consideration paid) to apply to issues or transfers of ARG Shares into, and to transactions within, such services instead of the higher rate of 1.5% generally applying to an issue or transfer of ARG Shares into the clearance service and the exemption from stamp duty and SDRT on transfer of ARG Shares whilst in the service. HM Revenue & Customs has confirmed that GUS Shareholders who hold their GUS shares in ADR form at the time of the Demerger should not suffer a 1.5% charge on the issue of ARG Shares to the ADR depository under the Demerger.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of ARG Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise. Paperless transfers of ARG Shares within CREST will be liable to SDRT (at 0.5% of the consideration paid) rather than stamp duty.

1.5.2 Experian Shares

No UK stamp duty will be payable on the transfer of the Experian Shares, provided that any instrument of transfer is not executed in the UK and does not relate to any property situated, or to any matter or thing done or to be done, in the UK. Although such an instrument of transfer executed in the UK is technically liable to UK stamp duty, in practice HM Revenue & Customs do not seek to enforce payment of the duty.

No UK SDRT will be payable in respect of any agreement to transfer Experian Shares unless they are registered in a register kept in the UK by or on behalf of Experian Group. It is not intended that such a register will be kept in the UK.

The statements in this paragraph summarise the current position on stamp duty and SDRT and are intended as a general guide only. Special rules apply to agreements made by, amongst other, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates.

2 US Taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

* * * * *

The following is a summary of certain US federal income tax consequences to US Holders (as defined below) of receiving Experian Shares and ARG Shares pursuant to the Scheme or the Demerger. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a US Holder's participation in the Scheme or the Demerger. In particular, this summary does not address tax considerations applicable to investors that own or will own (directly or indirectly) 5% or more of the voting stock of GUS, Experian Group or ARG Holdings, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, sub-chapter S corporations, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, holders who acquired their GUS Shares upon the exercise of employee stock options or otherwise as compensation, holders that have held their GUS Shares, or will hold their Experian Shares or ARG Shares, as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or holders whose functional currency is not the US Dollar). This summary assumes that US Holders have held their GUS Shares, and will hold the Experian Shares and ARG Shares, as capital assets, and does not address the tax treatment of the Scheme or the Demerger under applicable state, local, foreign or other tax laws. In addition, this summary assumes that the Scheme and the Demerger will be consummated in accordance with their terms, as first described in this document.

This summary also assumes that GUS is not currently and has not been, and that neither Experian Group nor ARG Holdings will be, a passive foreign investment company ("**PFIC**") for US federal income tax purposes. If GUS has been, or Experian Group or ARG Holdings were to be, a PFIC in any year, special, possibly materially adverse, consequences could result for US Holders.

As used herein, the term US Holder means a beneficial owner of GUS Shares that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation created or organised under the laws of the United States or any State thereof; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership that holds GUS Shares, or that will hold Experian Shares or ARG Shares, will depend on the status of the partner and the activities of the partnership. Holders that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of participating in the Demerger, and of owning shares in Experian Group and ARG Holdings.

The summary is based on the US federal income tax laws, including the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect, all of which are subject to change, perhaps with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. US HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE SCHEME AND THE DEMERGER AND OF OWNING SHARES IN EXPERIAN GROUP AND ARG HOLDINGS.

US Holders of ADRs

For US federal income tax purposes, a US Holder of GUS ADRs is generally treated as the owner of the corresponding number of GUS Shares held by the Depositary, and a US Holder of Experian Shares will generally be treated as the owner of the corresponding number of Experian Shares held by the Depositary. Except where otherwise provided, references herein to GUS Shares or Experian Shares refer also to ADRs representing the GUS Shares or Experian Shares as appropriate.

Demerger

General

GUS has applied for rulings from the IRS to the following effect:

- For US federal income tax purposes, the transactions undertaken pursuant to the Proposals will be treated as if: (i) GUS formed ARG (UK) Limited; (ii) GUS transferred the stock of Hampden Group Limited to ARG (UK) Limited in exchange for all of the stock of ARG (UK) Limited and the assumption by ARG (UK) Limited of related liabilities; (iii) GUS distributed the stock of ARG (UK) Limited to its shareholders; (iv) the GUS Shareholders contributed the stock of ARG (UK) Limited to ARG Holdings solely in exchange for ARG UK Shares; and (v) the GUS Shareholders contributed the stock of GUS to Experian Group solely in exchange for Experian Shares.
- The transfer by GUS to ARG (UK) Limited of the stock of Hampden Group Limited in exchange for the stock of ARG (UK) Limited, and the assumption by ARG (UK) Limited of GUS' liabilities, followed by the distribution of the ARG UK Shares to the GUS shareholders, will be a reorganisation within the meaning of §368(a)(1)(D) of the Code. GUS and ARG (UK) Limited will each be a "party to a reorganisation" within the meaning of §368(b) of the Code.
- The distribution of ARG UK Shares to GUS Shareholders will treated as a tax-free spin-off for US federal income tax purposes under §355 of the Code (a "**Qualifying Spin-off**"), such that no gain or loss will be recognised by (and no amount will be included in the income of) the GUS Shareholders on their receipt of the ARG UK Shares.
- The aggregate basis of the GUS Shares and the ARG UK Shares (including fractional share interests to which the shareholders may be entitled) in the hands of the GUS Shareholders after the distribution of the ARG UK Shares will equal the aggregate basis of the GUS Shares held by its shareholders immediately before the distribution, allocated between the GUS Shares and ARG UK Shares in proportion to the fair market value of each.
- The holding period of the ARG UK Shares (including fractional share interests to which the shareholders may be entitled) received by the shareholders of GUS will include the holding period of the GUS Shares in respect of which the distribution of ARG UK Shares is made, provided the GUS Shares are held as a capital asset.
- No gain or loss will be recognised by the GUS Shareholders on the deemed transfer to ARG Holdings of the ARG UK Shares solely in exchange for ARG Shares.
- Each GUS Shareholder's basis in the ARG Shares received in exchange for their ARG UK Shares contributed in will equal the basis in the ARG UK Shares surrendered in exchange therefor.
- The holding period of the ARG Shares received by the GUS Shareholders will include the period during which the GUS Shareholders held their ARG UK Shares, provided the ARG UK Shares are held as capital assets.
- No gain or loss will be recognised by the GUS Shareholders on the deemed transfer to Experian Group of the GUS Shares solely in exchange for Experian Shares.
- Each GUS Shareholder's basis in the Experian Shares received in exchange for the GUS Shares contributed will equal the basis in the GUS Shares surrendered in exchange therefor.
- The holding period of the Experian Shares received by the GUS Shareholders will include the period during which the GUS Shareholders held their GUS Shares, provided the GUS Shares are held as capital assets.
- Given the limited purpose of the Income Access Share arrangements and the limited authority granted to the IAS Trustee, the arrangement is not a trust for US federal income tax purposes and therefore is disregarded, and will be considered merely a mechanical means of paying certain distributions on the Experian Shares.
- Dividends paid to the holders of Experian Shares (including dividends paid in respect of Experian Shares through the Income Access Share) will be considered for US federal income tax purposes to be distributions paid by Experian to its shareholders with respect to its stock.

Although a private letter ruling from the IRS is generally binding on the IRS, if the factual representations or assumptions made in the ruling are untrue or incomplete in any material respect, then GUS will not be able to rely on the ruling.

Furthermore, the IRS will not rule on whether a distribution satisfies the business purpose and so-called "device" requirements necessary to qualify as a Qualifying Spin-off with respect to shareholders. Rather, the

IRS ruling will be based on representations by GUS that these requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

Linklaters, as special counsel to GUS, will render its opinion to GUS that the business purpose and device requirements should be satisfied. Assuming: (i) the receipt and continued validity of the IRS ruling; and (ii) the correctness of Linklaters' opinion, the US federal income tax consequences to US Holders of the disposition of GUS Shares and the issuance of Experian Shares and ARG Shares to the holders of GUS Shares pursuant to the Proposals and the Demerger will be as set out above. US Holders that elect or are deemed to elect to receive dividends via the Income Access Share will be required to treat dividends received from GUS on the Income Access Share as though they were paid by Experian Group, as described below under the paragraph entitled "Holding Shares in Experian Group and ARG Holdings—Dividends".

Qualification for treatment as a Qualifying Spin-off under the applicable US federal income tax laws depends upon various detailed matters of fact and issues of law. The opinion provided to GUS will rely on the IRS ruling as to matters covered by the ruling, and will be based on Linklaters' understanding of the facts, as advised and confirmed to it by GUS, and on its judgement, in the absence of binding precedent, as to how the various issues of law presented should be resolved. Both the facts which are being relied upon in giving the foregoing advice, and the issues of law presented, are subject to differing judgements. There can be no assurance that the IRS or a court will not reach a conclusion contrary to that expressed in the opinion provided to GUS.

Moreover, there can be no assurance that the IRS will issue its ruling before the date on which the GUS Shareholders are required to vote on the Proposals, or that the IRS will rule as requested.

If the IRS does not provide the requested rulings, or the deemed distribution by GUS of the ARG UK Shares were not treated as a Qualifying Spin-off, a US Holder would generally be treated as receiving a distribution in an amount equal to the fair market value on the date of the Demerger of the Experian Shares and ARG Shares received, taxed first as a dividend to the extent of the US Holder's *pro rata* share of GUS' current and accumulated earnings and profits, and then as a non taxable return of capital to the extent of the US Holder's basis in its GUS Shares, and thereafter as capital gain.

Information reporting

Recent US Treasury regulations require each US Holder who owned at least 1% (by vote or value) of the stock of GUS immediately before the Demerger to include a statement on or with the US Holder's US federal income tax return for the year in which the Demerger takes place. This statement must include: (i) the names and employer identification numbers (if any) of GUS and ARG (UK) Limited; (ii) the date of the Demerger; and (iii) the aggregate fair market value, determined immediately before the Demerger, of the ARG UK Shares deemed to be received by the US Holder. In addition, a US Holder will be required to retain information regarding (among other things) the amount, basis and fair market value of the ARG UK Shares it is deemed to receive, and to make these records available to any authorised IRS officers and employees.

A US Holder who owns at least 1% (by vote or value) of the total outstanding stock of ARG Holdings or Experian Group immediately after the Scheme and the Demerger will also be required to file a statement on or with its US federal income tax return for the year in which the Demerger takes place that includes the following information: (i) the names and employer identification numbers (if any) of ARG Holdings and Experian Group; (ii) the date of the Scheme and the Demerger; (iii) the aggregate fair market value and basis, determined immediately before the Scheme and the Demerger, of the ARG UK Shares and GUS Shares that are deemed for US federal income tax purposes to be transferred by the US Holder to ARG Holdings and Experian Group respectively; and (iv) the date and control number of the IRS ruling discussed above, if issued. In addition, a US Holder will be required to retain information regarding (among other things) the amount, basis and fair market value of the ARG UK Shares and GUS Shares that it is deemed to transfer pursuant to the Scheme and the Demerger, and to make these records available to any authorised IRS officers and employees. Upon request, GUS will provide appropriate information to any US Holder that is required to comply with these rules.

Receipt of cash by US Holders of GUS ADRs

Since a US Holder of GUS ADRs will not be entitled to receive ARG Shares, the Depositary will sell any ARG Shares that are attributable to US Holders of GUS ADRs and remit the appropriate share of the proceeds to each US Holder of GUS ADRs net of fees, commissions and conversion expenses. In consequence, a US Holder of GUS ADRs will generally recognise capital gain or loss equal to the difference between the US Dollar value of the amount received from the Depositary and the US Holder's basis in the ARG Shares.

Holding Shares in Experian Group and ARG Holdings

Dividends

General. Distributions paid by Experian Group or ARG Holdings out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Experian Shares or ARG Shares and thereafter as capital gain. However, neither Experian Group nor ARG Holdings will maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should

therefore assume that any distribution by Experian Group or ARG Holdings with respect to the Experian Shares or ARG Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from Experian Group or ARG Holdings.

For taxable years that begin before 2011, dividends paid by Experian Group or ARG Holdings will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided: (i) with respect to dividends from Experian Group, that Experian Group qualifies for the benefits of the income tax treaty between the United States and Ireland; and (ii) with respect to dividends from ARG Holdings, that ARG Holdings qualifies for the benefits of the income tax treaty between the United States and the United Kingdom, which Experian Group and ARG Holdings each believes to be the case. A US Holder will be eligible for this reduced rate only if it has held the Experian Shares or ARG Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Foreign currency dividends. Dividends paid in pounds sterling will be included in income in a US Dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US Dollars at that time. If dividends received in pounds sterling are converted into US Dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

A US Holder who elects to receive dividends from Experian Group in US Dollars will not recognise any foreign currency gain or loss in respect of any such dividends.

Sale or other disposition

Upon a sale or other disposition of Experian Shares or ARG Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the Experian Shares or ARG Shares. This capital gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder's holding period in the Experian Shares or ARG Shares exceeds one year. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under "Dividends—General", and exceeds 10% of the US Holder's basis in its Experian Shares or ARG Shares.

The amount realised on a sale or other disposition of Experian Shares or ARG Shares for an amount in foreign currency will be the US Dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Experian Shares or ARG Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. Foreign currency received on the sale or other disposition of an Experian Share or ARG Share will have a tax basis equal to its US Dollar value on the settlement date.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to Experian Shares and ARG Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

3 Irish Taxation

The paragraphs set out below summarise the Irish tax treatment of GUS Shareholders under the Scheme and under the Experian Offer. They are based on current Irish legislation and an understanding of current Revenue Commissioners' practice as at the date of this document.

The paragraphs are intended as a general guide and, except where express reference is made to the position of non-Irish residents or non-Irish domiciled shareholders, apply only to GUS Shareholders who are resident and, if individuals, ordinarily resident and domiciled in Ireland for tax purposes. They relate only to such GUS Shareholders who hold their GUS Shares or Experian Shares directly as an investment and who are absolute beneficial owners of those shares. These paragraphs do not deal with certain types of shareholders, such as dealers in securities or persons holding or acquiring GUS Shares or Experian Shares in the course of trade or by reason of employment, collective investment schemes and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than Ireland, you should consult an appropriate professional adviser immediately.

3.1 Tax on chargeable gains

Liability to Irish tax on chargeable gains will depend on the individual circumstances of GUS Shareholders.

3.1.1 Acquisition of Experian Shares and ARG Shares under the Scheme

On the basis that the following transactions are effected for *bona fide* commercial reasons and do not form part of an arrangement or scheme of which the main purpose, or one of the main purposes, is avoidance of liability to tax:

(i) the receipt by a GUS Shareholder of the Experian Shares in exchange for GUS Shares should not be treated as a disposal of GUS Shares but instead the Experian Shares should be treated as the same asset as those GUS Shares acquired at the same time and for the same consideration as those GUS Shares; and

(ii) the receipt by such a GUS Shareholder of the ARG Shares should not be treated as a part disposal of the Experian Shares but instead the Experian Shares and the ARG Shares together should be treated as the same asset as those Experian Shares acquired at the same time and for the same consideration as those Experian Shares.

3.1.2 Acquisition of Experian Shares under the Experian Offer

Experian Shareholders should not be treated as making a disposal of all or part of their holding of existing Experian Shares by reason of taking up all or part of their rights to Experian Shares under the Experian Offer.

3.1.3 Subsequent disposal of Experian Shares and ARG Shares

A subsequent disposal of the Experian Shares or ARG Shares by a shareholder who is resident or ordinarily resident in Ireland may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of the Irish taxation of chargeable gains.

For so long as the share register of Experian Group is held outside Ireland and the United Kingdom, individual Experian Shareholders who are resident or, in the case of individuals, ordinarily resident in Ireland, but not domiciled in Ireland will be liable to Irish capital gains tax only to the extent that the proceeds of the disposal of Experian Shares are remitted or deemed to be remitted to Ireland.

A shareholder who is an individual and who is temporarily non-resident of Ireland may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gain realised (subject to the availability of exemptions or reliefs).

On the basis of the treatment described above in "Acquisition of Experian Shares and ARG Shares under the Scheme" a GUS Shareholder's base cost in the GUS Shares for the purposes of Irish taxation of chargeable gains will be apportioned between the ARG Shares and Experian Shares by reference to the market values or prices quoted or published for the ARG Shares and Experian Shares on the first day (whether that day fell before the Demerger took effect or later) such market values or prices are quoted or published. Consequently, any chargeable gain or allowable loss on a disposal or part disposal of either the Experian Shares or ARG Shares should be calculated by reference to this allocated base cost.

For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of Experian Shares or ARG Shares, indexation relief on the relevant proportion of the original allowable cost should be taken into account to the extent that such cost was incurred prior to 1 January 2003 in respect of the GUS Shares from which the Experian Shares or ARG Shares derive.

Subject to specific rules for acquisitions within specified periods either side of a disposal, the Experian Shares acquired in the Demerger and pursuant to the Experian Offer will be treated as the same asset, the base cost of which will be the aggregate of the base costs for all of the Experian Shares held.

3.1.4 Non-Irish resident Shareholders[1]

ARG Shareholders who are not resident or, in the case of individuals, not ordinarily resident for tax purposes in Ireland and who do not return to Ireland within five full years of assessment of the disposal will not be liable for Irish tax on chargeable gains realised on a subsequent disposal of their ARG Shares unless such ARG Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in Ireland through a branch or agency. As registered shares are regarded as situated where registered, ARG

(1) In the case of individual shareholders, "non-resident" means neither resident nor ordinarily resident.

Shares will not be situated in Ireland for Irish tax purposes provided the share register of ARG Holdings is located outside of Ireland. Such shareholders may be subject to foreign taxation on any gain under local law.

3.2 Dividend withholding tax

3.2.1 ARG Shares

No Irish dividend withholding tax ("**DWT**") will be levied on dividends paid by ARG Holdings.

3.2.2 Experian Shares

Distributions made by Experian Group are generally subject to DWT at the standard rate of income tax (currently 20%) unless the shareholder is within one of the categories of exempt shareholders referred to below. Where DWT applies, Experian Group is responsible for withholding DWT at source. For DWT purposes, a dividend includes any distribution made by Experian Group to its shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

DWT is not payable where an exemption applies provided that Experian Group has received all necessary documentation required by the relevant legislation from the shareholder prior to payment of the dividend.

Certain categories of Irish resident shareholders are entitled to an exemption from DWT, including (but not limited to) Irish resident companies, qualifying employee share ownership trusts, charities and pension funds. Distributions by Experian Group to Irish resident shareholders who are individuals are not exempt from DWT except in very limited circumstances.

Certain non-Irish resident shareholders (both individual and corporate) are also entitled to an exemption from DWT. In particular, a non-Irish resident shareholder is not subject to DWT on dividends received from Experian Group if the shareholder is:

(i) an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinary resident in Ireland; or

(ii) (subject to certain procedural requirements and conditions) the holder of an American depositary receipt who is resident for tax purposes in a country with which Ireland has a double tax treaty; or

(iii) a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty; or

(iv) a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled by persons so resident and resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty; or

(v) a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or

(vi) a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance,

and provided that, in all cases noted above, the shareholder has made the appropriate declaration to the Company prior to payment of the dividend.

3.3 Tax on dividends

3.3.1 ARG Shares

An ARG Shareholder who is resident or ordinarily resident in Ireland will be taxed upon the cash dividend received at their marginal rate of tax plus the health levy (in the case of individuals) or at the rate of 25% (in the case of corporates). Irish resident taxpayers will not be entitled to claim credit for, or repayment of, the tax credit attaching to dividends paid by ARG Holdings.

3.3.2 Experian Shares

If an Experian Shareholder makes, or is deemed to have made, an IAS Election in respect of dividends to be paid by Experian Group, such Experian Shareholder will receive dividends directly from GUS. Such dividends received by the Experian Shareholder will have a UK source and the tax treatment of such dividends received will be the same as that described for ARG Shares above.

Non-Irish resident shareholders are, unless entitled to exemption from DWT, liable to Irish income tax on dividends received from Experian Group. However, the DWT deducted by Experian Group discharges such liability to Irish income tax. Where a non-resident shareholder is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by Experian Group, a claim may be made for a refund of the DWT.

Irish resident individual shareholders are subject to Irish income tax on the gross dividend at their marginal rate of tax plus the levies. The gross dividend is the dividend received plus DWT withheld by Experian Group. Irish resident individual shareholders are generally entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

Irish resident corporate shareholders are generally exempt from Irish tax on dividends received from Experian Group. If an Irish resident corporate shareholder is a close company, however, it may, in certain circumstances, be liable to a 20% investment income surcharge in respect of dividends received from Experian Group.

GUS Shareholders are referred to paragraphs 1 and 2 above and to paragraph 4 below for a description of the UK, US and Jersey tax consequences of holding Experian Shares.

3.4 Stamp duty

No Irish stamp duty should be payable by GUS Shareholders as a result of the Demerger.

3.4.1 ARG Shares

Irish stamp duty will not arise on transactions in ARG Shares provided such transactions do not relate to Irish land or the stocks or securities of an Irish registered company.

3.4.2 Experian Shares

Irish stamp duty will not arise on transactions in Experian Shares provided such transactions do not relate to Irish land or the stocks or securities of an Irish registered company.

4 Jersey Taxation

The following summary of the anticipated tax treatment in Jersey of Experian Group and holders of Experian Shares is based on Jersey taxation law and practice in force at the date of this document. It does not constitute legal or tax advice. GUS Shareholders should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of Experian Shares under the laws of the jurisdictions in which they may be liable to taxation. GUS Shareholders should be aware that tax rules and practice and their interpretation may change.

Experian Group obtained "exempt company" status within the meaning of Article 123A of the Income Tax (Jersey) Law 1961, as amended, for the calendar year ended 31 December 2006. Experian Group will be required to pay an annual exempt company charge, which is currently £600, in respect of each subsequent calendar year during which it wishes to continue to have "exempt company" status. The retention of "exempt company" status is conditional on the Jersey Comptroller of Income Tax being satisfied that no Jersey resident has a beneficial interest in Experian Group, except as permitted by concessions granted by the Jersey Comptroller of Income Tax, and disclosure of beneficial ownership being made to the Jersey Financial Services Commission.

As an "exempt company", Experian Group will not be liable to Jersey income tax other than on Jersey source income (except by concession bank deposit interest on Jersey bank accounts).

Holders of any Experian Shares (other than residents of Jersey) are not subject to any tax in Jersey in respect of the holding, sale or other disposition of such Experian Shares. So long as Experian Group maintains its "exempt company" status, dividends on the Experian Shares may be paid by Experian Group without withholding or deduction for or on account of Jersey income tax.

Under current Jersey law there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty is levied in Jersey on the issue or transfer of Experian Shares.

On the death of an individual, Jersey stamp duty of between 0.50% and 0.75% of the value of the assets of the deceased individual (or, in the case of an individual who was not a Jersey resident, on the assets situate in Jersey only) will be payable on the registration in Jersey of a grant of probate or letters of administration, which may be required in order to transfer or otherwise deal with such assets. There is a "small estates"

exemption which provides that where the deceased individual dies domiciled outside of Jersey and the value of the movable estate of the deceased individual situated in Jersey is less than £10,000, there is no need to apply to register in Jersey a grant of probate or letters of administration.

On 3 June 2003, the European Union ("**EU**") Council of Economic and Finance Ministers reached political agreement on the adoption of a Code of Conduct on Business Taxation. Jersey is not a member of the EU, however, the Policy & Resources Committee of the States of Jersey has announced that, in keeping with Jersey's policy of constructive international engagement, it intends to propose legislation to replace the Jersey exempt company regime by the end of 2008 with a general zero rate of corporate tax.

It is intended that the new corporate tax will preserve tax neutrality (and so retain the existing benefits of the exempt company regime through a revised fiscal structure). Unlike the exempt company regime, it is anticipated that the new regime will not require an annual application/election or the payment of any sum by the relevant company. The precise mechanics and details of the new regime are not yet known and to date no draft legislation has been published.

Part XIX: Additional Information

1 **Responsibility Statement**

The GUS Directors, whose names appear in paragraph 3: "GUS Directors" below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the GUS Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Section A: GUS

2 **GUS Corporate Details**

2.1 GUS was incorporated and registered in England and Wales on 16 March 1917 under the Companies Acts 1908 and 1913 as a private company with the name The Universal Stores (Manchester) Limited and with registered number 146575. GUS was re-registered as a public limited company on 21 December 1981 and changed its name to GUS plc on 25 July 2001.

2.2 The registered and head office of GUS is at One Stanhope Gate, London W1K 1AF. The telephone number of the registered office is +44 (0) 20 7495 0070.

2.3 The principal legislation under which GUS operates and under which the GUS Shares have been created is the Companies Act (and the Companies Act of 1908 and 1913) and regulations made thereunder.

2.4 The business of GUS, and its principal activity, is to act as the ultimate holding company of the Group.

2.5 Immediately prior to the publication of this document, the authorised share capital of GUS was £312,500,000, comprising 1,075,000,000 ordinary shares of 29 3/43 pence each.

2.6 At 20 July 2006, being the latest practicable date prior to the publication of this document, 882,006,679 GUS Shares were in issue and 16,030,400 GUS Shares were held in treasury. No GUS Shares will be held in treasury at the Scheme Effective Time.

3 **GUS Directors**

The date of appointment of each of the GUS Directors is set out below. Their respective terms of appointment will expire on Admission.

Name	Position	Date Appointed as a GUS Director
Sir Victor Blank	Chairman	14 July 1993
John Peace	Group Chief Executive	25 June 1997
Terry Duddy	Chief Executive, Argos Retail Group	3 November 1998
Don Robert	Chief Executive, Experian Group	1 April 2005
David Tyler	Group Finance Director	24 February 1997
John Coombe	Non-Executive Director	1 April 2005
Andy Hornby	Non-Executive Director	21 January 2004
Frank Newman	Non-Executive Director	10 December 2001
Sir Alan Rudge	Non-Executive Director	1 November 1997
Oliver Stocken	Non-Executive Director	1 April 2000

On 5 July 2006, Richard Ashton, Terry Duddy, Oliver Stocken, John Coombe and Andy Hornby were appointed to the ARG Board.

On 6 July 2006, John Peace, Paul Brooks, Don Robert and David Tyler were appointed to the Experian Board. Prior to Admission, Sir Alan Rudge will be appointed to the Experian Board.

Sir Victor Blank and Frank Newman will not be appointed to the ARG Board or the Experian Board and, following the Demerger in the case of Frank Newman and on a date to be determined between the Demerger and 31 March 2007 in the case of Sir Victor Blank, will cease to be GUS Directors.

4 **GUS Directors' Interests**

4.1 **GUS Shares**

As at 20 July 2006, being the latest practicable date prior to the publication of this document, the interests of the GUS Directors in the share capital of GUS, which have been notified to GUS pursuant to sections 324 and 328 of the Companies Act, which are required to be entered in the register referred to in section 325 of the Companies Act or which are interests of a connected person (within the meaning of section 346 of the Companies Act) of a GUS Director which would, if the connected person were a GUS Director, be required to be disclosed under this paragraph 4.1 and the existence

of which is known to or could, with reasonable diligence, be ascertained by that GUS Director, were as follows:

4.1.1 Beneficial holdings

Director	Number of GUS Shares held on 20 July 2006	Percentage of issued GUS Shares
Sir Victor Blank	231,374	0.03
John Peace	521,699	0.06
Terry Duddy	357,420	0.04
Don Robert[(1)]	307,475	0.03
David Tyler	324,357	0.04
John Coombe	16,469	0.00
Andy Hornby	9,311	0.00
Frank Newman	11,100	0.00
Sir Alan Rudge	13,585	0.00
Oliver Stocken	39,021	0.00

Note:

(1) The number of GUS Shares for Don Robert includes deferred shares awarded to him under the GUS North America Co-Investment Plan in lieu of his annual bonus. Don Robert has an unconditional right to receive shares at the end of the relevant three year deferral period. Prior to receipt, he does not have dividend or voting rights in respect of such shares.

4.1.2 Non-beneficial holdings

Director	Number of GUS Shares held on 20 July 2006	Percentage of issued GUS Shares
Sir Victor Blank	2,580	0.00

4.2 Options over GUS Shares

The following options, which were granted for nil consideration, remained outstanding under the GUS Option Plans as at 20 July 2006, being the latest practicable date prior to the publication of this document:

Director	Options outstanding	Weighted average exercise price	Earliest date exercisable	Latest expiry date
John Peace	681,199	732.5p	From June 2004 to June 2009	From June 2011 to June 2016
Terry Duddy	562,907	738.1p	From June 2004 to June 2009	From June 2011 to June 2016
Don Robert	429,369	792.9p	From June 2004 to June 2009	From June 2009 to June 2016
David Tyler	295,546	783.3p	From June 2005 to June 2009	From June 2012 to June 2016

4.3 Performance Share Plan

The following share awards, which were granted for nil consideration, remained outstanding under the GUS Performance Share Plan as at 20 July 2006, being the latest practicable date prior to the publication of this document:

Director	Plan shares	Vesting date
John Peace	282,179	From June 2007 to June 2009
Terry Duddy	246,492	From June 2007 to June 2009
Don Robert	171,764	From June 2007 to June 2009
David Tyler	175,178	From June 2007 to June 2009

4.4 Co-Investment Plans

Under the GUS Co-Investment Plans, GUS Directors are given the opportunity to defer receipt of their annual bonus and either have it invested in GUS Shares ("**invested shares**") or, in the case of the GUS North America Co-Investment Plan, be awarded deferred shares ("**deferred shares**"). Invested shares and deferred shares are included in the table below and also in the table of the GUS Directors' interests appearing in paragraph 4.1 above. The related matching shares under these arrangements are also shown in the table below.

The following awards remained outstanding under the GUS Co-Investment Plans as at 20 July 2006, being the latest practicable date prior to the publication of this document, and include for the

UK Directors the matching share options awarded in 2003 which became exercisable in June 2006 but which they have not yet exercised. The invested shares awarded in 2003 were released in June 2006. The deferred shares and matching deferred shares awarded to Don Robert in 2003 were released in June 2006.

Director	Invested/ deferred shares	Matching awards	Total plan shares	Vesting date
John Peace	108,413	569,551	677,964	From June 2006 to June 2009
Terry Duddy	96,362	550,087	646,449	From June 2006 to June 2009
Don Robert	230,101	460,203	690,304	From June 2007 to June 2009
David Tyler	66,328	342,629	408,957	From June 2006 to June 2009

4.5 ESOP Trust

As at 20 July 2006, being the latest practicable date prior to the publication of this document, the GUS Executive Directors are, together with other employees of the Group, discretionary beneficiaries under the Trust and, as such, each GUS Executive Director is deemed to be interested in 9,627,455 GUS Shares held by the trustee of the Trust.

4.6 Other interests

Save as disclosed above, none of the GUS Directors has a beneficial or non-beneficial interest in the share capital of GUS.

5 GUS Directors' Interests in Transactions

No GUS Director has or has had any interests in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by the Group in the current or immediately preceding financial year of the Group or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

6 GUS Directors' Service Contracts

The existing service contracts between each GUS Director and GUS, or a member of the Group, as applicable are described below. Paragraph 19.3 below sets out the service contract of Terry Duddy who will be a director of ARG Holdings upon Admission. Paragraph 35.3 below sets out the proposed new service contract for Don Robert who will be a director of Experian Group upon Admission.

6.1 GUS Executive Directors

Each of the GUS Directors below has entered into a service contract with GUS or a member of the Group, particulars of which (including remuneration paid (including any contingent or deferred compensation and benefits in kind granted)) for the year ended 31 March 2006 are set out below.

GUS Executive Director	Date of Contract	Annual Salary	Bonus	Value of Pension Accrued[1]	Other Benefits[2]	Total 2006
		('000)	*('000)*	*('000)*	*('000)*	*('000)*
John Peace	31 March 2000	£805	£346	£1,575	£30	£2,756
Terry Duddy	27 July 1999	£710	£305	£22	£303	£1,340
Don Robert	25 May 2004	$1,165	$1,165	$682	$72	$3,084
David Tyler	3 February 1997	£500	£215	£490	£20	£1,225

Notes:

(1) The value of the pension accrued between 31 March 2005 and 1 April 2006 which is the change in the transfer value (calculated in accordance with actuarial guidance) as at 31 March 2005 and 31 March 2006, less Director's contributions.

(2) Benefits are comprised of car allowance, medical insurance, life assurance, travel insurance and/or personal accident insurance and includes a cash supplement in lieu of pension above the pensions earnings cap for Terry Duddy and an employer contribution to the Experian 401K retirement plan for Don Robert.

Details of the options and awards granted under the GUS Employee Share Plans in the year ended 31 March 2006 are set out below:

Director	Name of plan(s)	Number of GUS Shares over which options/awards granted	Exercise price	Vesting dates
John Peace	GUS Option Plans	93,768	858.5p	From May 2008 to May 2015
	Performance Share Plan	93,768	—	May 2008
	Co-Investment Plan	173,875	—	June 2008
Terry Duddy . . .	GUS Option Plans	82,702	858.5p	From May 2008 to May 2015
	Performance Share Plan	82,702	—	May 2008
	Co-Investment Plan	153,285	—	June 2008
Don Robert	GUS Option Plans	74,334	858.5p	From May 2008 to May 2015
	Performance Share Plan	74,334	—	May 2008
	Co-Investment Plan	166,219	—	June 2008
David Tyler	GUS Option Plans	58,241	858.5p	From May 2008 to May 2015
	Performance Share Plan	58,241	—	May 2008
	Co-Investment Plan	107,528	—	June 2008

6.1.1 John Peace

John Peace has a service contract with GUS, dated 31 March 2000, which provides for 12 months' notice on the part of GUS and six months by the executive. The contract ends automatically when John Peace reaches the normal retirement age of 60.

GUS may, in its absolute discretion, make a payment in lieu of the whole or part of the notice period of salary, benefits and any bonus due for that period. The bonus will be calculated by reference to that paid in the previous financial year. GUS will use its best endeavours to procure that the executive is treated under the terms of the LTIP and share option arrangements such that he is vested to the maximum extent possible in LTIP and share options granted to him and that he is granted augmented benefits in the pension scheme as if he had remained in service for the notice period.

If GUS terminates the executive's service contract in breach of its terms GUS will pay, and the executive agrees to accept as liquidated damages, in full and final settlement of all claims arising from such termination, a payment and arrangements in respect of pension and share options computed as indicated above.

6.1.2 Terry Duddy

Terry Duddy has a service contract with Argos, dated 27 July 1999, which provides for 12 months' notice on the part of Argos and six months by the executive. The contract ends automatically when Terry Duddy reaches the normal retirement age of 60.

Under the terms of the contract, Argos reserves the option, in its absolute discretion, to terminate the executive's employment by paying in lieu of notice. The payment in lieu shall be calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

6.1.3 Don Robert

Don Robert has a service contract with Experian Services Corporation ("**ESC**"), dated 25 May 2004, which provides for 12 months' notice on the part of ESC and six months by the executive.

The contract provides for the following payments to be made if the contract terminates in the event of the executive's death in addition to payments due but unpaid before death: a *pro rata* annual bonus for the bonus year to the termination date based on GUS' performance in that bonus year (such bonus to be paid on the normal bonus payment date); a lump sum equal to 12 months' base salary to be paid no later than 90 days after the date of death. Any deferred compensation obligations will be governed in accordance with the relevant plan rules. If the employment is terminated due to Don Robert's disability, ESC will pay in addition to payments due but unpaid before termination, a *pro rata* bonus as described above. Any deferred compensation obligations will be governed in accordance with the relevant plan rules.

The employment may be terminated by ESC for cause in which event it is only obliged to pay the executive for his base salary earned but unpaid to the termination date. Any

deferred compensation obligations will be governed in accordance with the relevant plan rules. Where ESC terminates the employment without cause ESC will pay Don Robert, in addition to payments due but unpaid at termination, the following severance amounts: his monthly salary at the times when he would normally have received payment for 12 months from the termination date; 12 months' participation in welfare benefit plans in which he participated during this employment; and an annual bonus based on a 100% achievement of objectives payable in equal monthly instalments for 12 months. Stock options and deferred compensation plans will be treated in accordance with the plan rules. The same amounts are payable by ESC if Don Robert terminates the contract following material breach by ESC.

Don Robert may terminate his employment for "*Good Reason*" following a change of control of ESC. Good Reason means during the six month period following a change of control, a material and substantial adverse reduction or change in the executive's position or if he is reassigned without his agreement to an office location more than 50 miles from Orange County, California. In this situation ESC must pay him the same amount as if he had been terminated by ESC without cause. The Demerger is not a change of control under his contract.

6.1.4 David Tyler

David Tyler has a service contract with GUS, dated 24 February 1997, which provides for 12 months' notice on the part of both the executive and GUS. The contract will end automatically at normal retirement age of 60.

Under the terms of contract, GUS reserves the option, in its absolute discretion, to terminate the executive's employment by making a payment in lieu of notice. The payment in lieu shall be calculated by reference to basic salary taking into account any pension contributions and benefits in kind for the duration of the notice period but without taking into account any bonus or incentive payment of any kind.

6.1.5 Transitional Arrangements

John Peace's service agreement will be amended as described below prior to the Demerger. In consideration for being afforded the opportunity to reinvest his invested shares and matching share options awarded under the GUS Co-Investment Plan in 2004 and 2005 (the "**CIP Awards**") on the terms set out in the Experian Reinvestment Plan modified as described below, and conditional upon Admission, John Peace has agreed that his employment with GUS will terminate by mutual agreement on 31 March 2007 and John Peace will continue to receive his salary, bonus and benefits (other than new share incentive grants) pursuant to his service agreement until such termination. GUS will have no obligation to serve notice to terminate the employment or make a payment in lieu of notice or a liquidated damages payment to him in connection with the termination. If Admission takes place during the year ending 31 March 2007, John Peace will not be entitled, or eligible, to participate in any co-investment plan in respect of any annual bonus for the year ending 31 March 2007.

If John Peace reinvests his CIP Awards he will be granted a matching award of Experian Shares on a one-for-one basis which will vest after three years if he continues to be Chairman of Experian Group. If before vesting of the matching award either: (i) John Peace ceases to be Chairman of Experian Group except as a result of voluntary resignation or gross misconduct; or (ii) if, as a result of events affecting Experian Group (or any successor company), John Peace is no longer Chairman of a listed company, the matching award will immediately vest in full and his reinvested shares will be released. If John Peace voluntarily resigns his Chairmanship his matching award will immediately vest on a pro-rated basis to reflect the period from grant to cessation as a proportion of the three year vesting period. The reinvestment of the CIP Awards described above will not be affected in any way by the termination of John Peace's employment with GUS.

The effect of the Demerger on outstanding options and awards granted to John Peace under the GUS Employee Share Plans will be as for other participants in such plans, as described in paragraph 7 of Part XIX: "Additional Information" of this document, subject to his reinvestment opportunity being as described above. In respect of options and awards which are exchanged for equivalent options and awards over Experian Shares, when John Peace ceases to be employed by GUS on 31 March 2007, for the purposes of the relevant plan rules, his employment will be treated as ceasing for a good leaver reason.

From 31 March 2007, GUS has agreed that fees currently of £100,000 per annum previously paid to GUS in respect of John Peace's role as Chairman of Burberry will be paid to him.

Following the Demerger, David Tyler's employment will continue until 31 March 2007 in order that he can manage legacy issues concerning the combined group and to provide an effective handover to the finance directors of Experian Group and ARG Holdings. From January 2007, GUS will agree to an earlier termination of David Tyler's employment at his request and on such termination will make a payment in lieu of notice to him in accordance with the terms of his service agreement. The effect of the Demerger on

outstanding options and awards granted to David Tyler under the GUS Employee Share Plans will be as for other participants in such plans as described in paragraph 7 of Part XIX: "Additional Information" of this document, except he will not be eligible to participate in the Experian Reinvestment Plans. To the extent that his options and awards are exchanged for equivalent options and awards over Experian Shares, the new options and awards will not vest, become exercisable or lapse in connection with his termination of employment. In respect of such new awards and options, David Tyler will be treated as a good leaver for the purposes of the relevant plan rules if he ceases to be a Non-Executive Director of Experian Group except as a result of voluntary resignation (namely a resignation freely given by him, not in response to any action by Experian Group) or actions which would constitute gross misconduct. For the avoidance of any doubt, the performance conditions applicable to such awards and options must be met in accordance with the relevant plan rules. If he ceases to be a Non-Executive Director as a result of a voluntary resignation or for actions which would constitute gross misconduct his awards and options will lapse.

From 31 March 2007, GUS has agreed that fees currently of £45,000 per annum previously paid to GUS in respect of David Tyler's role, as a non-executive director of Burberry will be paid to him.

Save for the payments described in this paragraph 6.1.5, no termination payments will be payable to the GUS Executive Directors pursuant to their service contracts as a result of the Demerger.

6.2 GUS Non-Executive Directors

The Chairman and the other GUS Non-Executive Directors do not have service contracts and their appointment may currently be terminated at any time without compensation. Given the uncertainties regarding the timing of the Demerger and to ensure reasonable notice of termination is provided from both GUS and Sir Victor Blank, GUS and Sir Victor Blank have agreed to amend his terms of appointment to provide that either party will give to the other three months' notice of termination of appointment, such notice not to expire before 31 March 2007. Alternatively, GUS may, in its discretion, make a payment in lieu of serving such notice. GUS Non-Executive Directors are appointed for specific terms of three years and the appointment reviewed at the end of each three year term. Every other year in July, the GUS Non-Executive Directors' fees are reviewed by the Board. The GUS Board reviewed the arrangements in July 2006 and agreed that fees would not be increased.

The fees paid to the GUS Non-Executive Directors for the year ended 31 March 2006 were as follows:

Non-Executive Directors	Fees	Annual bonus	Taxable benefits	Total 2006
	(£'000)	(£'000)	(£'000)	(£'000)
Sir Victor Blank(1)	164	—	33	197
John Coombe(2)	60	—	—	60
Andy Hornby	58	—	—	58
Frank Newman	58	—	—	58
Lady Patten of Wincanton(3)	74	—	—	74
Sir Alan Rudge	68	—	—	68
Oliver Stocken	81	—	—	81

Notes:

(1) Sir Victor Blank received the fees listed above in GUS Shares. His cash remuneration (£267,000) was provided in the form of a Company contribution to his defined contribution pension arrangement.

(2) John Coombe was appointed to the Board on 1 April 2005.

(3) Lady Patten of Wincanton left the Board on 31 January 2006.

The following GUS Shares were purchased for the GUS Non-Executive Directors on 21 July 2005. The value reported below is included within the remuneration reported in the above table.

Non-Executive Directors	Number of GUS Shares	Value as at 21 July 2005
		(£)
Sir Victor Blank	18,000	163,680
John Coombe	2,500	22,734
Andy Hornby	2,500	22,734
Frank Newman	2,500	22,734
Lady Patten of Wincanton	4,000	36,374
Sir Alan Rudge	2,500	22,734
Oliver Stocken	4,000	36,374

In accordance with their letters of appointment, a similar number of GUS Shares were purchased for each GUS Non-Executive Director on 20 July 2006, except that 4,000 GUS Shares were purchased for

John Coombe to reflect his appointment as chairman of the audit committee and no shares were purchased for Lady Patten as she ceased to be a director on 31 January 2006.

7 GUS Employee Share Plans

The effect of the Demerger on outstanding awards and options under the GUS Employee Share Plans is summarised below.

7.1 GUS Co-Investment Plans

7.1.1 Awards generally

Under the GUS Co-Investment Plan, participants invest all or part of their annual bonus in GUS Shares ("**invested shares**") which are then held on their behalf by the trustee of the Trust. At the same time, participants are granted a matching nil-cost share option ("**matching share option**") over an additional number of GUS Shares. In normal circumstances, the matching share option becomes exercisable after three years subject to continued employment and retention of the related invested shares. All invested shares will be subject to the Scheme and will be exchanged for ARG Shares and Experian Shares on the same basis as for other GUS Shareholders.

The GUS North America Co-Investment Plan operates in a similar way to the GUS Co-Investment Plan except that, instead of investing their annual bonus in GUS Shares, participants elect to receive an award of deferred GUS Shares ("**deferred shares**") in lieu of annual bonus. As a result, participants are not beneficial owners of the deferred shares. Participants are also granted matching deferred GUS Shares ("**matching deferred shares**") on a similar basis to matching share options.

7.1.2 Pre-2004 awards

Outstanding matching share options under the GUS Co-Investment Plan will remain exercisable for six months following Court sanction of the Scheme and will then lapse. On exercise after the Scheme Record Time, instead of receiving GUS Shares, participants will receive an equivalent number of ARG Shares and Experian Shares on the same basis as for other GUS Shareholders.

7.1.3 2004 and 2005 awards

Under the GUS Co-Investment Plan, invested shares will be released from the Trust to participants following Court sanction of the Scheme. Matching share options will be exercisable for six months following Court sanction of the Scheme and will then lapse. On exercise after the Scheme Record Time, instead of receiving GUS Shares, participants will receive an equivalent number of ARG Shares and Experian Shares on the same basis as for other GUS Shareholders.

Under the GUS North America Co-Investment Plan, matching deferred shares will vest on Court sanction of the Scheme and participants will normally receive their deferred shares and matching deferred shares after the end of the original deferral period. Instead of receiving GUS Shares, participants will receive an equivalent number of Experian Shares (as all participants are employed in the Experian Business).

Alternatively, instead of receiving shares as described above, certain participants may be given the opportunity to reinvest some or all of their outstanding interests under the GUS Co-Investment Plans in ARG Shares or Experian Shares (whichever is their employer) and receive matching shares under the ARG Reinvestment Plan or the Experian Reinvestment Plans, as appropriate. The principal features of these plans are summarised in paragraphs 22.2 and 38.2 below.

7.1.4 2006 awards

Under the GUS Co-Investment Plan, invested shares, which will be exchanged for ARG Shares and Experian Shares, will continue to be held in the Trust. A participant may direct the trustee to dispose of invested shares which are not in his employer (for example, an ARG employee may direct the trustee to dispose of invested shares which are Experian Shares). Any such disposal will not affect the related matching share option. Matching share options will be automatically exchanged for equivalent options over ARG Shares or Experian Shares (whichever is the participant's employer).

Under the GUS North America Co-Investment Plan, deferred shares and matching deferred shares will be automatically exchanged for an equivalent number of deferred shares and matching deferred shares in Experian Group (as all participants are employed in the Experian Business).

7.1.5 2006 invitations

In accordance with the rules, eligible employees will shortly be invited to participate in the GUS Co-Investment Plan and the GUS North America Co-Investment Plan in respect of bonuses payable for the year ending 31 March 2007. Awards will be made in 2007, after the Demerger, and will therefore be over ARG Shares or Experian Shares (whichever is the

participant's employer) but will, otherwise, be on the terms of the GUS Co-Investment Plan or the GUS North America Co-Investment Plan, as appropriate.

7.2 GUS Performance Share Plan

7.2.1 2004 awards

Awards will vest on Court sanction of the Scheme to the extent the performance conditions have been satisfied at that date.

7.2.2 2005 and 2006 awards

Awards will be automatically exchanged for equivalent awards over ARG Shares or Experian Shares (whichever is the participant's employer) and these new awards will be subject to equivalent performance conditions.

7.3 GUS Executive Option Plans

7.3.1 Pre-2005 options

Options granted before December 2003 are already exercisable and will remain exercisable for six months following Court sanction of the Scheme and will then lapse. Options granted in December 2003 and in 2004 will (if not already exercisable) become exercisable for six months following Court sanction of the Scheme, as the relevant performance condition will have been satisfied, and will then lapse. On exercise after the Scheme Record Time, participants will receive an equivalent number of ARG Shares and Experian Shares, on the same basis as for other GUS Shareholders.

In respect of all options granted before 2005, instead of exercising their options as described above, participants will be given the opportunity to exchange those options for equivalent options over ARG Shares or Experian Shares (whichever is the participant's employer). If participants employed in the Experian Business exchange their approved options, the tax favourable status of those options will (subject to HM Revenue & Customs approval) be preserved. Under the tax rules, it is not possible for participants in the ARG Business to exchange their approved options for equivalent options over ARG Shares and preserve their tax favourable status. Participants in the ARG Business will be compensated in respect of the tax arising on the exercise of their 2004 approved options (but not if such options are exchanged).

7.3.2 2005 and 2006 options

Unvested options granted in 2005 and 2006 (other than options granted under the GUS 1998 Approved Executive Share Option Scheme) will be automatically exchanged for equivalent options over ARG Shares or Experian Shares (whichever is the participant's employer). Where options are subject to performance conditions, the new options will be subject to equivalent performance conditions.

Vested options granted in 2005 under the GUS North America Executive Stock Option Plan 2000 will be exercisable for six months following Court sanction of the Scheme and will then lapse. Alternatively, participants will be given the opportunity to exchange such options for equivalent options over Experian Shares (as all participants are employed by Experian).

Options granted in 2005 under the GUS 1998 Approved Executive Share Option Scheme will not be exercisable following Court sanction of the Scheme as the relevant performance condition will not have been satisfied. However, participants will be given the opportunity to exchange their options for equivalent options over ARG Shares or Experian Shares (whichever is the participant's employer). These new options will be subject to equivalent performance conditions. As referred to above, participants employed in the Experian Business will be able to exchange their options and the tax favourable status of those options will (subject to HM Revenue & Customs approval) be preserved. However, because of the tax rules, it is not possible for participants in the ARG Business to exchange their options and preserve their tax favourable status. Therefore, participants employed in the ARG Business will be compensated in respect of the tax arising on the exercise of their new option.

7.4 GUS Sharesave Plans

Options will be exercisable for three or six months following Court sanction of the Scheme (depending on the relevant plan rules) and will then lapse (unless they would lapse earlier in the normal course). Options will only be exercisable to the extent of savings under the associated savings contract up to the date of exercise. On exercise after the Scheme Record Time, participants will receive an equivalent number of ARG Shares and Experian Shares, on the same basis as for other GUS Shareholders.

Alternatively, instead of exercising their options as described above, participants employed in the Experian Business will be given the opportunity to exchange their options for equivalent options over Experian Shares. As referred to above, participants employed in the Experian Business will be able to exchange approved options and the tax favourable status of those options will (subject to

HM Revenue & Customs approval) be preserved. However, because of the tax rules, it is not possible for participants in the ARG Business to exchange approved options and preserve their tax favourable status. Therefore, participants employed in the ARG Business will be compensated in respect of the tax arising on the exercise of their 2004 and 2005 approved options.

Under the GUS North America Qualified Employee Stock Purchase Plan, GUS Shares held on behalf of participants will be subject to the Scheme and will be exchanged for ARG Shares and Experian Shares on the same basis as for other GUS Shareholders. Such shares will be held in the plan for the remainder of the original holding period. Contributions for the 2006 offering period will continue after the Demerger under the terms of a new plan to be established by Experian Group subject to GUS Shareholder approval. Contributions held on behalf of participants at the end of the current contribution period will be used to purchase Experian Shares which will be subject to the normal holding period.

Under the French PEE (Plan d'Epargne d'Entreprise de Groupe), participants hold shares in a dedicated fund which holds GUS Shares. Such GUS Shares will be subject to the Scheme and will be exchanged for ARG Shares and Experian Shares on the same basis as for other GUS Shareholders. Participants will continue to hold shares in the fund for the remainder of the original holding period.

7.5 Employee trust

GUS Shares held by the trustee of the Trust will be subject to the Scheme and will be exchanged for ARG Shares and Experian Shares on the same basis as for other GUS Shareholders.

Invested shares held by the trustee under the GUS Co-Investment Plan are held on behalf of the relevant participant and will be dealt with as described in paragraph 7.1 above. Other shares held by the trustee will be used to satisfy awards and options granted under the GUS Employee Share Plans which vest on Court sanction of the Scheme.

Except as directed in respect of invested shares under the GUS Co-Investment Plan, the trustee will not vote on the Proposals.

7.6 Other employees

There are a limited number of participants in the GUS Employee Share Plans who work in Group head office and who will not have a continuing role within ARG or Experian following the Demerger. To the extent that awards and options held by such participants are exchanged for equivalent awards and options (as described above), the new awards and options will be over Experian Shares. They will vest, subject to performance conditions and time pro rating as appropriate, in accordance with the rules of the relevant GUS Employee Share Plan when the participant leaves employment.

Taking account of US securities laws, option holders in the United States who exercise options after the Scheme Record Time will, in respect of each GUS Share, receive one Experian Share and a cash amount equal to the net sale proceeds of one ARG Share.

The arrangements described in this paragraph 7 may be modified to take account of overseas securities laws, exchange control and tax legislation provided that such modified arrangements are not significantly more favourable to participants.

8 Pensions

8.1 Registered UK pension schemes

GUS is the principal employer of the GUS Pension Scheme and the GUS Pension Plan.

GUS Pension Scheme

The GUS Pension Scheme is an occupational pension scheme providing benefits on a defined benefit basis, which vary by category of employees. It is a "registered" scheme under the Finance Act 2004 and is contracted out of the State Earnings Related Pension Scheme and the State Second Pension. It has approximately 830 active, 2,100 deferred and 3,500 pensioner members. The GUS Pension Scheme is currently open to employees who meet a specific employment grade or salary criteria which is reviewed from time to time by GUS.

Active members of the GUS Pension Scheme pay 7% of pensionable earnings with the employers participating in the GUS Pension Scheme bearing the balance of the cost of providing the defined benefits. The GUS Pension Scheme operates salary sacrifice arrangements for members earning more than £100 per week. The employers currently contribute 30.6% of pensionable earnings for "class F" active members, 38% of pensionable earnings for "executive category 1" active members, 29.5% for "executive category 2" active members and 17.9% of pensionable earnings for all other active members.

As at 31 March 2006, the GUS Pension Scheme was funded at approximately 105% on the IAS19 basis amounting to a surplus on this basis of £22 million. As at the effective date of the most recent actuarial valuation 31 March 2004, the deficit on the "solvency" basis was £85 million. The "solvency" basis reflects an estimate of the cost of purchasing annuities to secure accrued benefits, based on insurance company guidelines available at the valuation date. It is anticipated that, despite significant additional funding payments between 31 March 2004 and 31 March 2006, the deficit on

the "solvency" basis had improved by a relatively small amount over that period due to the rise in the estimated cost of securing the liabilities with an insurance company.

The employers participating in the GUS Pension Scheme are required by law to ensure that it has a minimum level of funding in relation to their ongoing obligations to provide current and future pensions for and in respect of the members. New pensions legislation introduced with effect from September 2005 is expected to increase the statutory minimum level of funding which must be maintained in defined benefit pension schemes such as the GUS Pension Scheme and may increase the contributions which employers are required to make. Such contributions are to be agreed between the principal employer and the trustees of the GUS Pension Scheme.

Pensions legislation also imposes statutory liability on employers participating in the GUS Pension Scheme should it wind up or if an employer ceases to employ active members within the GUS Pension Scheme at a time when other active members remain. The statutory liability to make an additional immediate payment to the trustees is calculated on the solvency basis. The reorganisations in preparation for the Demerger may trigger additional payments in Argos, Homebase and Whiteaway Laidlaw Bank Limited. The additional payments are currently expected to be approximately £250,000 (in total). In addition, GUS may make additional payments of approximately £1 million to the GUS Pension Scheme as a result of these reorganisations.

Following the Burberry Demerger, a number of members of the Burberry Group continue to participate in the GUS Pension Scheme. When these companies cease to participate a proportion of the statutory liability to make an immediate payment to the GUS Pension Scheme will be met by Burberry with the remaining liability being met by GUS.

Whiteaway Laidlaw Bank Limited, a member of ARG following Demerger, will continue to participate in the GUS Pension Scheme for a temporary period following the Demerger.

GUS Pension Plan

The GUS Pension Plan is an occupational pension scheme providing benefits on a defined contribution basis. It is a "registered" scheme under the Finance Act 2004 and is not contracted out of the State Earnings Related Pension Scheme and the State Second Pension. The GUS Pension Plan has approximately 3,600 active and 3,800 deferred members. Active members of the GUS Pension Plan generally pay 3% of pensionable earnings and their employers pay between 6% and 10% of pensionable earnings. These rates vary between employers and in some cases depend on the contributions paid by employees. The employer contributions for the year ended 31 March 2005 equalled approximately £4.5 million. The GUS Pension Plan operates salary sacrifice arrangements for member contributions for members earning more than £100 per week.

As at 31 March 2006, approximately 1,600 of active members of the GUS Pension Plan are employees of Argos, Homebase or Whiteaway Laidlaw Bank Limited. It is intended that ARG Holdings will set up a pension scheme to provide pension benefits for ARG employees after the Demerger. However, for a temporary period following the Demerger, Argos, Homebase and Whiteaway Laidlaw Bank Limited will continue to participate in the GUS Pension Plan.

8.2 Secured unfunded retirement benefit arrangements

The GUS Secured Unfunded Retirement Benefits Scheme (the "**GUS SURBS**") currently provides additional unfunded retirement benefits to a number of current and former executives. As at 6 April 2006, assets of £5.5 million were provided as security for the unfunded liabilities under the GUS SURBS. The Experian Secured Unfunded Retirement Benefits Scheme (the "**Experian SURBS**") currently provides additional unfunded benefits to a number of executives. As at 6 April 2006, assets of £5 million were provided as security for the unfunded liabilities under the Experian SURBS.

8.3 Non-UK retirement benefit arrangements

The Group operates a number of other retirement benefit arrangements on both a defined benefit and defined contribution basis. These arrangements are not considered to be material.

9 Principal Shareholders

Save as disclosed below, as at 20 July 2006, being the latest practicable date prior to the publication of this document, GUS was not aware of any person who, directly or indirectly, had an interest which represented 3% or more of the issued share capital of GUS (excluding treasury shares):

Holder of Interest	Number of GUS Shares	Percentage of issued share capital
The Goldman Sachs Group Inc.	34,728,361	3.9
Legal & General Investment Management Limited	32,053,592	3.6
Barclays PLC	26,641,881	3.1

None of GUS' major shareholders have, or will have, different voting rights attached to the shares they hold in GUS.

10 Material Contracts

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Continuing Group within two years immediately preceding the date of this document and which are, or may be, material or which have been entered into at any time by members of the Continuing Group and which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is, or may be, material to the Continuing Group as at the date of this document:

10.1 The Burberry Demerger Agreement

The Burberry demerger agreement was entered into between GUS and Burberry on 16 November 2005. The purpose of the agreement is to facilitate an orderly separation of Burberry from GUS and to allocate costs incurred as a result of the Burberry Demerger between the parties.

The majority of the provisions of the agreement were conditional on completion of the Burberry Demerger which took place in December 2005.

Tax Matters
The Burberry demerger agreement provides that the Burberry tax indemnity agreement dated 11 July 2002, which contains indemnities from GUS in favour of Burberry in relation to the period or events prior to the initial public offering of Burberry and in respect of certain tax liabilities that are properly liabilities of the Group (excluding the Burberry Group), shall continue in full force and effect notwithstanding the Burberry Demerger.

In addition to providing that the Burberry tax indemnity shall continue, the Burberry demerger agreement provides for the allocation of certain further tax liabilities between GUS and Burberry as follows:

(i) subject to certain exclusions, GUS covenants to pay to the Burberry Group an amount equal to certain de-grouping liabilities (if any) arising as a result of the Burberry Demerger;

(ii) GUS also covenants to pay to the Burberry Group an amount equal to certain tax liabilities which are properly liabilities of the Group being imposed on a member of the Burberry Group;

(iii) Burberry covenants to pay to the Group an amount equal to certain tax liabilities which are properly liabilities of the Burberry Group being imposed on a member of the Group;

(iv) GUS covenants to Burberry that it and the Group will not make any "chargeable payment" within the meaning of section 214 of the Income and Corporation Taxes Act 1988; and

(v) Burberry covenants to GUS that it and the Burberry Group will not make any chargeable payment (as defined above).

The parties' potential liability under these provisions is subject to certain exclusions, financial limits and time limits.

Services
Following the Burberry Demerger, GUS has agreed to provide certain tax, insurance and treasury services to Burberry for a transitional period. Each of the services is to be provided for a differing length of time; all of the services (other than those relating to access to historic records) will come to an end on or before 31 December 2007. The services to be provided will be at least as good, in terms of quality, time and efficiency, as were provided to Burberry by GUS prior to the Burberry Demerger. The fee payable by Burberry to GUS for all of these services will be arm's length but in practice will be *de minimis*.

Pensions

Members of the Burberry Group may continue to participate in the GUS Pension Scheme until 31 December 2007 or such earlier date as HM Revenue & Customs or Burberry may require. Such right of continued participation is only applicable to employees or former employees of members of the Burberry Group who are existing members of the GUS Pension Scheme.

Burberry will make available alternative pension arrangements for employees currently participating in the GUS Pension Scheme once such participation ends.

During continued participation in the GUS Pension Scheme, the Burberry demerger agreement contains provisions to ensure minimal cross subsidy between the GUS and Burberry Group by reason of benefit improvements and/or salary increases granted by either GUS or Burberry.

The Burberry demerger agreement also provides that if the eventual withdrawal of members of the Burberry Group from the GUS Pension Scheme takes place on or before 31 December 2007, Burberry must procure payment of the first tranche of any debt which arises under section 75 or 75A of the Pensions Act 1995. GUS indemnifies Burberry against the second tranche of such debt. The first tranche is the amount up to £1.25 million, or if the debt is less than it otherwise might have been by reason of members transferring their benefits to a new arrangement of Burberry, this £1.25 million figure shall be reduced *pro rata*.

Miscellaneous

Following the Burberry Demerger GUS shall reimburse Burberry for certain costs associated with separating the insurance arrangements of the Group and the Burberry Group. The amount of these costs will be *de minimis*.

In addition, Burberry shall use all reasonable endeavours to procure that GUS is released from its obligations as surety under a lease of a property let by Burberry in New Bond Street for a period of 30 years from 20 March 2000. Burberry has indemnified GUS in respect of its obligations under this lease.

The Burberry Demerger Agreement also contains a 12-month non-compete provision given by GUS to Burberry and a two year non-solicitation of employees provision given by each of GUS and Burberry.

10.2 Sale of Wehkamp

A share purchase agreement dated 27 October 2005 was entered into between Plotterweg Finance BV ("**Plotterweg**") (a member of the Group), WK Peperbus International Sarl ("**Peperbus**") and Argos. Pursuant to the agreement Plotterweg sold to Peperbus all of its shareholding, representing the whole of the issued share capital, in GUS Holland Holding BV ("**GUS Holland**"), the business of which includes non-food retail through the Internet and home shopping, the provision of consumer credit and debt collection. The purchase price of €320 million, was paid pursuant to an amendment agreement between the parties, dated 9 January 2006. Plotterweg has given standard warranties and a tax indemnity under the share purchase agreement with its liability being limited to the purchase price. The tax indemnity and tax warranties survive six years from closing, which occurred on 18 January 2006, with all other warranties expiring nine months from closing. Plotterweg and GUS have both undertaken that for three years after closing they will not be engaged or interested (save for where they hold shares giving less than 5% of the voting rights in a company dealt in on a stock exchange) in any business in the Netherlands that competes with the business of GUS Holland and its subsidiaries. Argos has guaranteed Plotterweg's obligations under the share purchase agreement.

10.3 Sale of Lewis Group Limited

GUS Holding BV, a wholly owned subsidiary of GUS, disposed of its entire shareholding in Lewis Group Limited ("**Lewis**"), a retailer in Southern Africa selling furniture and electrical goods mainly on credit, along with associated financial products, through (i) an initial public offer on 14 September 2004 pursuant to which GUS Holding sold 39,999,999 ordinary shares at ZAR28.00 per share and a further 6,000,000 ordinary shares at the same price on the exercise of an over-allotment option by the underwriters; and (ii) a secondary offering disposing of 50,000,001 ordinary shares at a price of ZAR33.50 per share under an offering memorandum issued 18 May 2005 and giving a further 4,000,000 ordinary shares to the Lewis Employee Share Incentive Trust.

10.4 Sale of GUS home shopping business

On 27 May 2003, GUS entered into a sale and purchase agreement with March U.K. Limited ("**March UK**"), pursuant to which GUS disposed of its entire shareholding in GUS Finance Limited and the entire shareholding of various of its other subsidiaries. These companies together constituted GUS' home shopping businesses in the UK, the Republic of Ireland and Scandinavia as well as Reality, GUS' logistics and customer care business in the UK. The purchase price was £590 million of which £140 million was deferred consideration and was paid in April 2006. Pursuant to the agreement GUS gave tax warranties and a tax covenant. GUS' liability in relation to these tax warranties and the tax covenant is limited to 25% of the purchase price. The tax warranties expire on 31 July 2006 and the tax covenant will continue for seven years from the date of the agreement. GUS also gave certain additional indemnities to March UK, which relate to a pre-disposal internal reorganisation of the GUS home shopping business, historic litigation and regulatory compliance. GUS agrees to pay March UK, by way of a reduction to the purchase price, all liabilities, losses, awards and costs suffered after the date of the agreement by March UK in relation to these indemnities.

10.5 Finance facilities

Details of GUS' finance facilities are set out in paragraph 11 below.

10.6 Experian

Details of the material contracts entered into by Experian are set out in paragraph 40 below.

11 Financing

11.1 Syndicated Facility Agreement dated 18 December 2003

GUS entered into an unsecured syndicated facility agreement dated 18 December 2003, as amended in December 2004, with ABN Amro Bank N.V., Barclays Bank PLC, Bayerische Landesbank, London Branch, BNP Paribas London Branch, HSBC, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc, Société Générale, The Bank of Tokyo-Mitsubishi, Ltd, Fortis International Finance (Dublin), ING Bank N.V., London Branch, UBS AG, Citibank, N.A. and Banco Bilbao Vizcaya Artgentaria as lenders and Lloyds TSB Bank plc as lender and as agent (the "**Syndicated Facility Agreement**").

The Syndicated Facility Agreement provided for a facility in an aggregate principal amount of £800,000,000 which was repayable five years from the date of the Syndicated Facility Agreement and was available to be drawn down until one week before the termination date. It could be drawn in sterling and certain optional currencies. The annual rate of interest payable was LIBOR plus a margin which varied according to the ratio of Consolidated Net Debt to EBITDA plus, where appropriate, any mandatory costs. The Syndicated Facility Agreement contained a provision by which subsidiaries of GUS could accede as additional borrowers (wholly owned subsidiaries could do so without the consent of the lenders) and GUS guaranteed the obligations of such subsidiaries. No subsidiaries of GUS could acced as additional borrowers to the Syndicated Facility Agreement.

Prepayment

The Syndicated Facility Agreement contained a provision requiring mandatory prepayment on a change of control of GUS. However, in the event that a change of control occured solely by virtue of a new holding company being established above GUS, provided that the new holding company acceded to the facility as a guarantor, the mandatory prepayment provision would not be triggered.

GUS cancelled this facility with effect from 12 July 2006. All drawings had been repaid in full.

Covenants and undertakings

The Syndicated Facility Agreement contained a financial covenant which provided that "Consolidated Trading Profits" should be equal to or exceed three times "Consolidated Net Interest" (as defined in the Syndicated Facility Agreement).

The agreement contained only limited undertakings including maintenance of legal validity, notification of default, maintenance of *pari passu* ranking and compliance with laws, as well as:

(a) change of business—GUS had undertaken not to change its business from that of a retailer and provider of business services; and

(b) prior debt restriction—GUS had undertaken that all "Secured Borrowings" would not exceed 7.5% of "Total Assets". Furthermore, "Secured Borrowings" plus unsecured "Borrowings" by GUS' subsidiaries should not exceed 15% of "Total Assets" (as defined in the Syndicated Facility Agreement).

The Syndicated Facility Agreement did not contain a negative pledge.

Events of Default

The Syndicated Facility Agreement contained certain events of default which were customary for an agreement of this nature, including events relating to failure to pay, misrepresentation, cross-default, breach of certain covenants and insolvency events. Certain events of default were subject to grace periods or "no material adverse effect" thresholds.

11.2 Facility agreement dated 22 July 2005

GUS entered into an unsecured facility agreement dated 22 July 2005 with Barclays Bank PLC. The agreement provided for a facility in a maximum aggregate principal amount of £75,000,000, which was repayable two years from the signing date and was available to be drawn down for 364 days from the date of the agreement. It was otherwise on substantially similar terms to the Syndicated Facility Agreement described in paragraph 11.1 above.

GUS cancelled this facility with effect from 12 July 2006. Existing drawings were repaid on their maturity whereupon the facility was repaid and cancelled in full.

11.3 Facility Agreement dated 5 August 2005

GUS entered into an unsecured facility agreement dated 5 August 2005 with The Royal Bank of Scotland plc. The agreement provided for a facility in a maximum aggregate principal amount of £75,000,000, which was repayable two years from the signing date and was available to be drawn down for 364 days from the date of the agreement. It was otherwise on substantially similar terms to the Syndicated Facility Agreement described in paragraph 11.1 above.

GUS cancelled this facility with effect from 12 July 2006. Existing drawings were repaid on their maturity whereupon the facility was repaid and cancelled in full.

11.4 Facility Agreement dated 31 January 2006

GUS entered into an unsecured facility agreement dated 31 January 2006 with Société Générale. The agreement provided for a facility in a maximum aggregate principal amount of US$200,000,000, which was repayable two years from the signing date and was available to be drawn down for 364 days from the date of the agreement. Amounts can be drawn in US Dollars and certain optional currencies. It was otherwise on substantially similar terms to the Syndicated Facility Agreement described in paragraph 11.1 above.

GUS cancelled this facility with effect from 12 July 2006. Existing drawings will be repaid on their maturity dates whereupon the facility will have been repaid and cancelled in full.

11.5 Facility Agreement dated 15 February 2006

GUS entered into an unsecured facility agreement dated 15 February 2006 with JPMorgan Chase Bank. The agreement provided for a facility in a maximum aggregate principal amount of US$200,000,000, which was repayable two years from the signing date and was available to be drawn down for 364 days from the date of the agreement. Amounts could be drawn in US Dollars and certain optional currencies. It was otherwise on substantially similar terms to the Syndicated Facility Agreement described in paragraph 11.1 above.

GUS plc cancelled this facility with effect from 12 July 2006. Existing drawings were repaid on their maturity whereupon the facility was repaid and cancelled in full.

11.6 Letter of Credit Facility dated 6 August 2003

GUS (as guarantor), Argos, Argos Retail Group (Hong Kong) Limited and Homebase entered into an uncommitted revolving letter of credit facility agreement dated 6 August 2003 (as amended) with The Royal Bank of Scotland plc (as credit provider) (the "**Letter of Credit Facility**").

The credit provider may, in its discretion, refuse to issue any letter of credit requested under the facility. Any borrower which has drawn a letter of credit must on demand immediately pay the credit provider the amount of any claim made under that letter of credit. If a borrower fails to make such a payment when due, interest is payable on demand at the rate of LIBOR plus 1% per annum on the amount outstanding.

The credit provider may cancel any undrawn portion of the facility at any time on four days' notice to GUS and may send immediate notice to terminate the Letter of Credit Facility at any time.

Events of default

The Letter of Credit Facility contains events of default which are customary for an agreement of this nature, including failure to pay, misrepresentation, insolvency events, illegality, no material adverse change and cross-default.

11.7 Outstanding Notes of GUS

GUS has three series of notes currently outstanding. On 16 July 1999, GUS issued £350,000,000 6.375% Bonds due 2009 (the "**2009 Notes**"). On 23 October 2002, GUS established a £2,000,000,000 Euro Medium Term Note Programme under which GUS issued two series of notes on 13 February 2003, the €600,000,000 4.125% Notes due 2007 (of which €568,000,000 is currently outstanding) (the "**2007 Notes**") and the £350,000,000 5.625% Notes due 2013 (the "**2013 Notes**", together with the 2007 Notes and the 2009 Notes, the "**Notes**").

The Notes constitute unsecured and unconditional obligations of GUS, with the Notes in each series ranking at all times equally among themselves, and at least equally with all other present and future unsecured and unconditional obligations of GUS. Interest on the Notes is payable annually in arrear.

The Notes are redeemable by GUS on their respective maturities at their principal amount. The Notes may also be redeemed by GUS on the occurrence of certain tax events. In addition, GUS may redeem the 2009 Notes at any time (in whole or in part) upon at least 30 but not more than 60 days' notice at a price, together with accrued interest, which is the higher of their principal amount or the price at which the yield on the 2009 Notes is equal to the yield on a specified benchmark gilt. Prior to the passing of certain extraordinary resolutions of the holders of the 2007 Notes and the 2009 Notes (as referred to below), none of the Notes contained a put option in favour of holders of the Notes (the "**Noteholders**").

The Notes contain negative pledge provisions which require the Notes to be secured if GUS or its material subsidiaries create or permit to subsist security for the benefit of certain listed debt instruments. The Notes also contain certain customary events of default whose occurrence will, subject to the delivery of relevant notice to GUS, result in the Notes becoming immediately due and payable at their principal amount together with accrued interest.

On 13 June 2006, meetings of the holders of each series of Notes were held for the purpose of considering, *inter alia*, the following proposals and, if thought fit, passing an extraordinary resolution approving such proposals:

(i) the amendment of certain event of default provisions in the terms and conditions of the Notes in order to address any potential uncertainty in the interpretation of those provisions and to clarify that the Demerger (and matters relating thereto) will not comprise an event of default under the Notes; and

(ii) the insertion into the terms and conditions of the Notes of a change of control clause providing a put option in favour of Noteholders arising upon a change of control in GUS or its holding company.

GUS also agreed to pay to each Noteholder who voted in respect of the relevant extraordinary resolution an instruction fee (expressed as a percentage of the principal amount of the Notes in respect of which such Noteholder voted), subject to the passing of that extraordinary resolution.

The extraordinary resolutions were passed by the holders of the 2007 Notes and the 2009 Notes. Therefore, the terms and conditions of those Notes have been modified in the manner described above. GUS paid instruction fees in a total amount of €1.28 million to the holders of the 2007 Notes and £1.37 million to the holders of the 2009 Notes.

The extraordinary resolution in respect of the 2013 Notes was not passed. The terms and conditions of the 2013 Notes have not been modified and no instruction fees were payable by GUS to the holders of the 2013 Notes. However, GUS does not expect that the failure of holders of the 2013 Notes to pass such extraordinary resolution will obstruct the Demerger process. The banking facility referred to in paragraph 41.2 below can be used to enable GUS to repay the 2013 Notes.

If the 2013 Notes were proved to be in default, certain unrelated swaps and derivative transactions, would be able to be terminated by their counterparties under the terms of ISDA Master Agreements entered into by GUS. The Directors do not believe that its counterparties would do so, and if they did, they anticipate that GUS would replace such arrangements at short notice and without material cost.

Upon the occurrence of the Demerger, all the outstanding Notes will remain obligations of GUS.

11.8 Cliffrange financing arrangement

The GUS Group has entered into a financing arrangement with Citibank, N.A., pursuant to which Cliffrange plc (a member of the GUS Group) has issued perpetual securities in an aggregate principal amount of £224 million, which are listed on the Luxembourg Stock Exchange, and are held by a Citibank, N.A. subsidiary.

The proceeds of the securities issue along with other funds raised elsewhere in the GUS Group have been used to make loans to GUS, Argos, Homebase Group Limited and ARG Card Services Limited. All of the loan agreements are term loans, initially entered into either on 24 January 2003 or 22 May 2003. Interest under each loan is at a rate of 4.91% per annum and payable at the end of each interest period in arrears. Repayment of the relevant principal amounts shall take place in January 2007.

Prior to the Demerger and subject to approvals of the parties to the financing arrangement, it is intended that this financing arrangement will be transferred to ARG.

12 GUS Related Party Transactions and Other Arrangements

The related party transactions for the purposes of the standards adopted according to Commission Regulation (EC) No. 1606/2002 which the GUS Group has entered into during the period covered by the three years ended 31 March 2006 are set out in GUS' Annual Report and Accounts for the years ended 31 March 2004, 31 March 2005 and 31 March 2006.

Since 31 March 2006, the GUS Group has entered into related party transactions for the purposes of the standards adopted according to Commission Regulation (EC) No. 1606/2002. Experian companies have continued to make net sales and recharges, under normal commercial terms and conditions that would be available to third parties, to its associate First American Real Estate Solutions ("**FARES**"). In the period from 1 April 2006 to 30 June 2006 these net sales and recharges totalled US$7 million. Amounts receivable are unsecured and will be settled in cash. No guarantees have been given or received and no provisions have been made for doubtful debts in respect of the amounts owed by a related party.

13 Litigation

No member of the Continuing Group is or has been involved in nor, so far as the GUS Directors are aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Continuing Group's financial position or profitability.

14 Working Capital

GUS is of the opinion that, taking into account the available bank facilities, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

15 Significant Change

There has been no significant change in the financial or trading position of the Continuing Group since 31 March 2006, the date to which the last audited financial information of GUS was prepared.

Section B: ARG and ARG Holdings

16 ARG Holdings Corporate Details

16.1 ARG Holdings was incorporated and registered in England and Wales on 30 June 2006 under the Companies Act as a public company limited by shares with the name Hackplimco (No. 116) plc and with registered number 5863533. ARG Holdings changed its name to ARG Holdings (UK) plc pursuant to a special resolution passed on 13 July 2006.

16.2 The registered and head office of ARG Holdings is One Silk Street, London EC2Y 8HQ which will be amended to 489-499 Avebury Boulevard, Saxon Gate West, Central Milton Keynes MK9 2NW prior to the Demerger. The telephone number of the registered office is 020 7456 2000.

16.3 The principal legislation under which ARG Holdings operates and under which the ARG Shares have been created is the Companies Act and regulations made thereunder.

16.4 The business of ARG Holdings, and its principal activity following the Demerger, will be to act as the ultimate holding company of ARG. ARG Holdings owns ARG (UK) Limited.

16.5 ARG Holdings has not traded since its incorporation.

17 ARG Holdings' Share Capital

17.1 On incorporation, ARG Holdings' authorised share capital was £1,000,050,000 divided into 1,000,000,000 ARG Shares of £1 each and two preference shares of £25,000 each. Of such shares, two ordinary shares were taken by the subscribers to the memorandum of association, Iain Fenn and Nick Rumsby, and were paid up in full in cash and Iain Fenn and Nick Rumsby subscribed for one preference share each.

17.2 Prior to the Demerger various resolutions will be passed and the ARG Articles will be adopted so that:

17.2.1 the authorised share capital of ARG Holdings and, if required, the nominal value of the ARG Shares are altered in anticipation of the ARG Reduction of Capital;

17.2.2 the ARG Reduction of Capital is effected;

17.2.3 the ARG Directors will be authorised, in accordance with section 80 of the Companies Act, so as: (i) to enable them to issue ARG Shares to be issued as part of the Demerger; and (ii) to enable them to allot relevant securities (as defined in that section) up to an aggregate nominal amount not exceeding an amount equal to one third of the number of ARG Shares expected to be in issue on Admission;

17.2.4 the ARG Directors will be further authorised, pursuant to section 95 of the Companies Act, to allot equity securities (as defined in section 94 of the Companies Act) for cash as if section 89(1) of the Companies Act did not apply to the allotment but such power will be limited to: (i) the allotment of equity securities pursuant to a rights issue; or (ii) the allotment (otherwise than pursuant to (i) above) of a number of equity securities not exceeding 5% of the number of ARG Shares expected to be in issue at Admission; and

17.2.5 subject to certain conditions, the ARG Directors will further be authorised, pursuant to section 166 of the Companies Act to make market purchases (as defined in section 163 of the Companies Act) of ARG Shares on behalf of ARG Holdings provided that the maximum number of shares which may be purchased will not exceed 14.99% of the ARG Shares expected to be in issue at Admission.

The authorities given to the ARG Directors will expire at the first AGM of ARG Holdings.

17.3 ARG Holdings intends to redeem the redeemable preference shares as soon as is reasonably practicable following the Demerger.

17.4 The authorised, issued and fully paid share capital of ARG Holdings as at 20 July 2006, being the latest practicable date prior to the publication of this document, is as follows:

Class of shares	Authorised		Issued	
	Number	Amount (£)	Number	Amount (£)
Ordinary	1,000,000,000	1,000,000,000	2	2
Preference	2	50,000	2	50,000

17.5 Save as disclosed above, and in paragraphs 18 to 22 below:

17.5.1 there has been no change in the amount of the issued share or loan capital of ARG Holdings and no material change in the amount of the issued share or loan capital of any

member of ARG (other than intra-group issues by wholly owned subsidiaries) since incorporation; and

17.5.2 no share or loan capital of ARG Holdings or any other member of ARG is under any share option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under any share option.

17.6 ARG Holdings has no convertible securities, exchangeable securities or securities with warrants in issue.

18 ARG Directors', Senior Management's and Other Interests

18.1 The ARG Directors and members of the ARG Senior Management, their functions within ARG Holdings and brief biographies are set out in paragraphs 1.1 and 1.2 of Part VIII: "ARG Directors, Senior Management, Corporate Governance and Employees" of this document.

18.2 Each of the ARG Directors can be contacted at ARG Holdings' registered address at c/o One Silk Street, London EC2Y 8HQ (Ref: NJZR) or at their business address of 489-499 Avebury Boulevard, Saxon Gate West, Central Milton Keynes MK9 2NW.

18.3 As at the date of this document the ARG Directors have no interests in the share capital of ARG Holdings. The table below sets out the expected interests of the ARG Directors, save Richard Ashton, (and of persons connected with them) in the share capital of ARG Holdings following the Demerger. The expected interests of the ARG Directors and of each of their immediate families and related trusts, all of which are beneficial (unless otherwise stated), in the share capital of ARG Holdings which are shown in the table below are based on the ARG Directors' interests in GUS Shares as at 20 July 2006, being the latest practicable date prior to the publication of this document, which are set out in the tables in paragraphs 4 and 6 above and which: (i) have been notified to GUS pursuant to section 324 or 328 of the Companies Act; or (ii) are required to be entered in the register of directors' interests (maintained under the provisions of section 325 of the Companies Act); or (iii) are interests of a person connected (within the meaning of section 346 of the Companies Act) with an ARG Director which would, if the connected person were an ARG Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that ARG Director:

	Number of ARG Shares beneficially owned
ARG Directors	
Oliver Stocken	39,021
Terry Duddy	357,420
John Coombe	16,469
Andy Hornby	9,311

Richard Ashton is expected to be interested in 34,819 ARG Shares immediately following the Demerger. This number is based on his interest in 34,819 GUS Shares as at 20 July 2006, being the latest practicable date prior to the publication of this document. The ARG Senior Management are expected to be interested in 131,891 ARG Shares immediately following the Demerger. This is based on their interest in 131,891 GUS Shares as at 20 July 2006, being the latest practicable date prior to the publication of this document.

18.4 Details of the options and awards held by the ARG Directors who are also GUS Directors under the GUS Employee Share Plans as at 20 July 2006, being the latest practicable date prior to the publication of this document are set out in paragraphs 4.2 and 4.3 above. In addition, Richard Ashton holds options over 233,660 GUS Shares under the GUS Share Option Plans; awards over 70,750 GUS Shares under the GUS Performance Share Plan; and awards over 156,863 GUS Shares under the GUS Co-Investment Plan. The ARG Senior Management hold options over 464,250 GUS Shares under the GUS Share Option Plans; awards over 183,854 GUS Shares under the GUS Performance Share Plan; and awards over 237,965 GUS Shares under the GUS Co-Investment Plan. The effect of the Demerger on such options and awards is summarised in paragraph 7 above. To the extent such options and awards vest on Court sanction of the Scheme, the ARG Directors and ARG Senior Management will receive ARG Shares and Experian Shares on the same basis as shareholders. To the extent such options and awards are exchanged for equivalent options and awards over ARG Shares or reinvested in ARG Shares, the ARG Directors and ARG Senior Management will have interests in ARG Shares. The number of ARG Shares under the new options and awards will be determined by reference to the ARG Holdings' share price around the time of Admission.

18.5 On Admission, the interests of the ARG Directors and ARG Senior Management together will represent 0.07% of the issued share capital of ARG Holdings based on their interests in GUS Shares as at 20 July 2006, being the latest practicable date prior to the publication of this document, and excluding any interests they hold through participation in the GUS Employee Share Plans.

18.6 To the extent that the ARG Holdings employee benefit trust holds ARG Shares, the ARG Directors will be deemed to be interested in those ARG Shares, along with other ARG employees.

18.7 Upon Admission, save as set out in this paragraph 18, it is expected that none of the ARG Directors nor any person connected with an ARG Director will have any interest in ARG Holdings' share or loan capital and there is no person to whom any capital of any member of ARG is under any share option or agreed unconditionally to be put under any share option.

18.8 No ARG Director or member of the ARG Senior Management has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or its conditions or is or was significant to the business of ARG and which was effected by any member of ARG in the current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

18.9 No ARG Director or member of the ARG Senior Management has any potential conflicts of interest between their duties to ARG Holdings and their private interests and/or their duties to third parties.

18.10 There are no outstanding loans granted by any member of ARG to the ARG Directors or any member of the ARG Senior Management, or any guarantees provided by any member of ARG for their benefit.

18.11 Set out below are directorships (unless otherwise stated) and partnerships held by the ARG Directors and members of the ARG Senior Management in the five years prior to the date of this document (excluding GUS, subsidiaries of GUS and ARG Holdings):

Name	Current directorships / partnerships	Previous directorships / partnerships
ARG Directors		
Oliver Stocken	3i Group plc	Lupus Capital plc
	Standard Chartered plc	Book Aid International
	Rutland Trust plc	Searchspace Group Limited
	The Natural History Museum Trading Company Limited	Novar plc
	Hoyle Barn Limited	The Rank Group plc
	Gardens Pension Trustees Limited	Pilkington plc
	Royal College of Art Design Group Limited	
	River and Rowing Museum Foundation	
	Stanhope Limited	
Terry Duddy	—	—
Richard Ashton	—	GE Capital(1)
John Coombe	Hogg Robinson plc	GlaxoSmithKline plc
	HSBC Holdings plc	
	Siemens AG	
Andy Hornby	HBOS plc	—
	Sainsbury's Bank plc	
	St. James's Place plc	
ARG Senior Management		
Sara Weller	Mitchells & Butlers plc	J Sainsbury plc
Paul Loft	—	Ironstone Management Consultancy Limited
		Bevere Collection Limited
		GCC Debt Recovery Limited

Note:
(1) Richard Ashton was chief financial officer of GE Capital's equipment financing business until October 2001. Whilst at GE Capital he was a director of a number of companies within the GE Capital group.

18.12 At the date of this document, none of the ARG Directors or members of the ARG Senior Management has:

18.12.1 had any convictions in relation to indictable offences or convictions in relation to fraudulent offences in the previous five years;

18.12.2 been declared bankrupt or been subject to any individual voluntary arrangement, or been associated with any bankruptcy, receivership or liquidation in his capacity as director or senior manager in the previous five years;

18.12.3 been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship, has been subject to a receivership,

compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;

18.12.4 been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration or partnership voluntary arrangement;

18.12.5 owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at the time or within the 12 months preceding such event; or

18.12.6 been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authorities (including recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company in the previous five years.

19 ARG Directors' and ARG Senior Management's Service Agreements, Remuneration and Other Matters

19.1 ARG Directors and ARG Senior Management: historical information

For the purpose of this paragraph 19 the members of the administrative, management or supervisory bodies of ARG Holdings are the ARG Directors and the ARG Senior Management.

In relation to the year ended 31 March 2006, save for Richard Ashton, the remuneration paid (including contingent or deferred compensation) and benefits in kind granted by GUS or its subsidiaries to the persons who will hold office as ARG Directors are set out in paragraphs 6.1 and 6.2 above.

In relation to the year ended 31 March 2006, details of the total number of GUS Shares over which options and awards were granted under the GUS Employee Share Plans to the ARG Directors, save for Richard Ashton, are set out in the table in paragraph 6.1 above.

For the year ended 31 March 2006, the following remuneration (including contingent or deferred compensation) was paid and benefits in kind were granted by Argos to Richard Ashton: salary: £290,000; car allowance, fuel allowance, telephone line rental and medical insurance to the value of £17,791; pension accrued between 31 March 2005 and 1 April 2006: £20,000 (representing the change in the transfer value calculated in accordance with actuarial guidance as at 31 March 2005 and 31 March 2006); and a cash supplement in lieu of pension above the pensions earning cap: £305,469. Richard also received a one-off bonus payment of £145,000 relating to the successful divestment of the Dutch retail business, Wehkamp, from the Group. In addition, the following options over GUS Shares were granted to Richard Ashton in the year ended 31 March 2006: 33,779 options at an exercise price of £8.59 under the GUS Share Option Schemes; 16,889 shares under the Performance Share Plan; and 10,412 invested shares and 41,043 matching shares under the Co-Investment Plan.

The aggregate remuneration paid to the ARG Senior Management for the year ended 31 March 2006 was £1,137,104 which includes £297,000 pension accrued between 31 March 2005 and 1 April 2006 (representing the change in transfer value calculated in accordance with actuarial guidance as at 31 March 2005 and 31 March 2006). In addition, the following options over GUS Shares were granted to the ARG Senior Management for the year ended 31 March 2006: 90,855 options at an exercise price of £8.59 per GUS Share pursuant to the GUS Executive Option Plans; 45,427 GUS Shares pursuant to the GUS Performance Share Plan; and 24,249 invested/deferred shares and 95,591 matching shares under the GUS Co-Investment Plan.

There are no additional amounts set aside or accrued by GUS or its subsidiaries to provide for pension, retirement or similar benefits to the ARG Directors or the ARG Senior Management.

19.2 Terms of office

Terry Duddy, Richard Ashton, Oliver Stocken, John Coombe and Andy Hornby were appointed to the ARG Board on 5 July 2006. Save for Richard Ashton, each of the ARG Directors previously held office as a member of the GUS Board, Terry Duddy as a GUS Executive Director and Oliver Stocken, John Coombe and Andy Hornby as GUS Non-Executive Directors.

19.3 ARG Executive Directors

The service agreements for Terry Duddy and Richard Ashton are described below.

Name	Position	Salary £'000 (from Demerger)	Date employment commenced	Notice to terminate—employer (months)	Notice to terminate—employee (months)
Terry Duddy	Chief Executive	800	7 Sept 1998	12	6
Richard Ashton	Finance Director	390	22 Nov 2001	12	6

Each of the ARG Executive Directors will be entitled to medical insurance for himself and his spouse or partner and any dependent children, company sick pay, life assurance, fuel allowance and a car or car allowance.

The ARG Executive Directors will be eligible to participate in an annual bonus scheme established each year for executive level employees. For the year ending 31 March 2007 the on-target bonus opportunity will be 50% of base salary and the maximum bonus opportunity will be 100% of base salary. For the year ending 31 March 2008 the on-target bonus opportunity will be 50% of base salary and the maximum bonus opportunity will be 150% of base salary. As disclosed in paragraph 7.1.5 above, the ARG Executive Directors will shortly be invited to participate in the GUS Co-Investment Plan in respect of bonuses payable for the year ending 31 March 2007. Awards will be made in 2007, after the Demerger, and will therefore be over ARG Shares but will, otherwise, be on the terms of the GUS Co-Investment Plan. Subject to the approval of GUS Shareholders at the EGM, ARG Holdings is proposing to adopt the ARG Co-Investment Plan, the principal features of which are summarised in paragraph 22.3 below.

Each of the ARG Executive Directors may be placed on garden leave during their notice period. The maximum garden leave period varies from six months (where notice is given by the ARG Executive Director) to 12 months (for Richard Ashton where notice is given by Argos). For a period of 12 months after employment terminates, all of the ARG Executive Directors will be bound by non-compete covenants prohibiting engagement or involvement with a competitor and non-poaching covenants prohibiting poaching of senior employees. In addition to these covenants, Richard Ashton will be bound by a covenant prohibiting interference with suppliers to ARG.

Terry Duddy participates in the Argos Secured Unfunded Retirement Benefits Scheme ("**SURBS**") which provides additional pension benefits to executives over and above the pension earnings cap. Richard Ashton will participate in the ARG Pension Scheme up to the pensions earnings cap and will either receive a supplement to his salary for earnings above the pensions earning cap or will participate in the ARG SURBS.

Upon termination of employment, at the absolute discretion of Argos, Terry Duddy may be paid an amount in lieu of six months' notice (where notice is given by Terry Duddy) or 12 months' notice (where notice is given by Argos). Payment shall be calculated on the basis of base salary and benefits for the applicable period, excluding bonus.

Save for the benefits described above, the service contracts of each of the ARG Executive Directors and the ARG Senior Management do not provide for any benefits on termination of employment. No termination payments will be payable to the ARG Executive Directors or the ARG Senior Management as a result of the Demerger.

19.4 ARG Non-Executive Directors

The ARG Non-Executive Directors will execute appointment letters, subject to the Demerger and Admission reflecting the terms set out below. The ARG Non-Executive Directors are not eligible to participate in any incentive arrangements and their appointment may be terminated by provision of one month's notice from the ARG Non-Executive Director or ARG Holdings.

With effect from Admission:

- as Chairman Oliver Stocken's fees will increase to £275,000 per annum payable in cash and ARG Shares;
- John Coombe's fees will comprise the *pro rata* equivalent of his annual remuneration from GUS namely £45,000 in cash and 4,000 GUS Shares (which are normally purchased on the day following the GUS AGM); and
- Andy Hornby's fees will comprise the *pro rata* equivalent of his annual remuneration from GUS namely £35,000 in cash and 2,500 GUS Shares (which are normally purchased on the day following the GUS AGM) adjusted to take account of his appointment as chairman of the ARG Remuneration Committee (in respect of which he will be paid the equivalent of an additional £10,000 per annum and 1,500 GUS Shares).

ARG Holdings will determine fees applicable for the year ending 31 March 2008 in due course and such fees may be paid in part in ARG Shares.

20 ARG Holdings Memorandum of Association

20.1 ARG Holdings' objects (as set out in clause 4 of its Memorandum of Association) are, amongst other things:

20.1.1 to carry on the business of retail and wholesale dealers and general merchants, cash and carry traders and proprietors of shops and other establishments for the sale of goods;

20.1.2 to carry on the business of exporting, importing or distribution of goods, merchandise and materials of all kinds;

20.1.3 to carry on the business of a holding company; and

20.1.4 to carry on any trade or business which can, in the opinion of the ARG Board, be advantageously carried on in connection or conjunction with any of ARG Holdings' businesses and to do all such other things as may be considered incidental or conducive to the attainment of any of ARG Holdings' objects.

20.2 The objects of ARG Holdings are set out in full in clause 4 of its Memorandum of Association, which is available for inspection at the address specified in paragraph 53 below.

21 ARG Articles

The articles of association of ARG Holdings to be adopted before Admission will include provisions to the following effect:

21.1 Alteration of share capital

ARG Holdings may by ordinary resolution increase its share capital, consolidate and divide any of its share capital into shares of a larger amount, cancel any unissued shares and diminish the amount of its capital by the amount of the shares so cancelled, sub-divide its shares into shares of a smaller amount. Subject to the provisions of the Companies Act, ARG Holdings may by special resolution reduce its share capital, share premium account, capital redemption reserve or other undistributable reserve in any way.

21.2 Purchase of own shares

Subject to the Companies Act and the Listing Rules, ARG Holdings may purchase any of its own shares of any class, including any redeemable shares, provided that if there are in issue any shares convertible into a class of shares proposed to be purchased, ARG Holdings may not purchase or enter into a contract under which it will or may purchase such shares unless either the terms of issue of the convertible shares include provisions permitting ARG Holdings to purchase its own shares or provide for adjustment of the conversion terms upon such a purchase or the purchase or contract is first approved by extraordinary resolution of the holders of such convertible shares.

21.3 Share rights

Without prejudice to any special rights attached to any existing shares or class of shares, any share in ARG Holdings may be issued with such preferred, deferred or other special rights or restrictions as ARG Holdings may by ordinary resolution determine or, in the absence of such determination, as the ARG Board may determine.

Subject to the Companies Act and the Listing Rules, ARG Holdings may issue or convert any existing non-redeemable shares into shares which are, or at the option of ARG Holdings or the holder are liable, to be redeemed.

21.4 Allotment of securities and sale of treasury shares

Subject to the provisions of the Companies Act and any resolution of ARG Holdings passed in general meeting, all unissued shares are at the disposal of the ARG Directors and they may allot, grant options over or otherwise dispose of them to persons at such times and on such terms as they think proper.

ARG Directors may allot equity securities wholly for cash in accordance with the provisions of the Companies Act and sell their treasury shares wholly for cash in connection with a rights issue and otherwise than in connection with a rights issue, up to an aggregate nominal amount fixed by resolution of ARG Holdings in general meeting, as if pre-emption rights under the Companies Act did not apply to such allotment or sale.

21.5 Share certificates

Every holder of shares in certificated form whose name is entered on the ARG Holdings register of members is entitled without payment to a certificate in respect of such shares. In the case of joint holders, delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

21.6 Forfeiture and lien

The ARG Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares, subject to the terms of allotment of such shares. Each member shall (subject to being given at least 14 days' notice in writing specifying the time or times and place of payment) pay to ARG Holdings the specified amount called on his shares. If a member fails to pay in full any call or instalment of a call on or before the due date for payment, the ARG Directors may at any time thereafter serve a notice in writing to him requiring payment of such unpaid amount together with any interest accrued thereon and any expenses incurred by ARG Holdings by reason of such non-payment. Interest shall accrue on any sums which are unpaid from the day appointed for payment thereof to the time of actual payment at such rate as the ARG Directors may determine (although this shall not exceed 15% per annum). The notice shall state that, in the event of non-payment in accordance with the notice, the shares on which the call has been made will be liable to be forfeited.

ARG Holdings shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share. The ARG Directors may waive any lien which has arisen. ARG Holdings may sell, in such manner as the ARG Directors think fit, any share on which ARG Holdings has a lien if any sum in respect of which the lien exists is presently payable and is not paid within 14 days after a notice of intention to sell the share in default of payment shall have been given to the holder of the share.

21.7 Variation of rights

Subject to the provisions of the Companies Act, the special rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of three-quarters in nominal value of the issued shares of the class or the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class.

21.8 Transfer of shares

21.8.1 Any member may transfer all or any of his certificated shares by an instrument of transfer in writing in any usual or common form or in any other form acceptable to the ARG Directors. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer may be under hand only.

21.8.2 All transfers of shares which are in uncertificated form shall, subject to the CREST Regulations, be effected by means of a relevant system.

21.8.3 The ARG Directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of certificated shares, which are not fully-paid shares, provided that the refusal does not prevent dealings in the shares of that class from taking place on an open and proper basis.

21.8.4 The ARG Directors may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped (if stampable), at the office or at another place appointed by the ARG Directors accompanied by the certificate for the share to which it relates and such other evidence as the ARG Directors may reasonably require to show the right of the transferor to make the transfer;

(ii) is in respect of one class of share only; and

(iii) is in favour of not more than four persons.

21.8.5 If the ARG Directors refuse to register a transfer of a share in certificated form, they shall send the transferee notice of their refusal within two months after the date on which the instrument of transfer was lodged with ARG Holdings.

21.8.6 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

21.9 General Meetings

21.9.1 All general meetings of ARG Holdings other than annual general meetings shall be called extraordinary general meetings.

21.9.2 Except for the annual general meeting, the ARG Directors shall convene and ARG Holdings shall hold general meetings as extraordinary general meetings in accordance with the Companies Act. The ARG Directors may call general meetings whenever they think fit. On the requisition of members pursuant to the provisions of the Companies Act, the ARG Directors shall promptly convene an extraordinary general meeting.

21.9.3 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' written notice. All other extraordinary general meetings shall be called by at least 14 clear days' written notice.

Subject to the provisions of the Companies Act, the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

21.9.4 The notice shall specify the time and place of the meeting and the general nature of the business to be transacted at the meeting.

21.9.5 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special or extraordinary resolution, the notice shall contain a statement to that effect.

21.9.6 ARG Holdings may specify in the notice a time, which may not be more than 48 hours before the time fixed for the meeting, by which a person must be entered on the ARG Holdings register in order to have the right to attend and vote at the meeting. The meeting may take place in more than one location at the same time.

21.9.7 Any resolution (other than a procedural resolution) put to the vote at the meeting shall be decided on a poll. Procedural resolutions shall be decided on a show of hands, unless a poll is demanded by:

(i) the chairman of the meeting;

(ii) no fewer than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares in ARG Holdings conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

21.9.8 A poll shall be taken in such manner as the chairman of the meeting may decide.

21.9.9 An ARG Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of ARG Holdings.

21.9.10 The chairman may at any time, without the consent of the meeting, adjourn the meeting.

21.10 Voting rights

Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every member who is present in person or by proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. On a poll, a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A member may appoint more than one proxy.

No member shall be entitled to vote at any general meeting unless all moneys presently payable by him in respect of shares in ARG Holdings have been paid. Subject to the provisions of the Companies Act, a shareholder which has been duly served with a notice under section 212 of the Companies Act and which is in default for a period of 14 days in supplying ARG Holdings with the information requested shall not be entitled to attend or vote personally or by proxy at shareholder meetings.

21.11 ARG Directors

21.11.1 Appointment of ARG Directors

Unless otherwise determined by ordinary resolution, the number of ARG Directors shall be not less than three nor more than 20. ARG Directors may be appointed by ordinary resolution or by the ARG Board. Subject to the provisions on rotation of ARG Directors, an ARG Director appointed by the ARG Board holds office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

The ARG Directors may appoint any one or more of their body to be ARG Executive Directors and confer on them any powers exercisable by them as the ARG Directors think fit.

21.11.2 Age of ARG Directors

The provisions of the Companies Act with regard to age limit for ARG Directors shall not apply to ARG Holdings.

21.11.3 No share qualification

An ARG Director shall not be required to hold any shares in the capital of ARG Holdings by way of qualification.

21.11.4 Retirement of ARG Directors by rotation

Each ARG Director shall retire at the annual general meeting held in the third calendar year following the year in which he was elected or last re-elected and unless he has agreed to retire at the annual general meeting, he shall be eligible for re-election.

21.11.5 Remuneration of ARG Directors

The emoluments of any ARG Director holding executive office for his services as such shall be determined by the ARG Board, and may be of any description.

The ordinary remuneration of the ARG Directors who do not hold executive office for their services shall be limited to £1.5 million per annum in aggregate, or such higher amount as may be determined by ordinary resolution (including amounts payable under any other provision of the ARG Articles).

Any ARG Director who does not hold executive office, serves on any committee of the ARG Board and performs services outside the scope of the ordinary duties of an ARG Director, may be paid such extra remuneration as the ARG Board may determine.

In addition to any remuneration to which the ARG Directors are entitled under the ARG Articles, they may be paid all reasonable expenses as they may incur in attending and returning from meetings of the ARG Directors or of any committee of the ARG Directors or shareholder meetings or otherwise in connection with the business of ARG Holdings.

The ARG Board may provide benefits, whether by the payment of gratuities or pensions or by other retirement, superannuation, death or disability benefits or otherwise, for any past or present ARG Director and for any member of his family or any person who is or was dependent on him.

21.11.6 Permitted interests of ARG Directors

Subject to the provisions of the Companies Act, and provided that he has disclosed to the ARG Board the nature and extent of any material interest of his, an ARG Director notwithstanding his office:

(i) may be a party to, or otherwise interested in, any transaction or arrangement with ARG Holdings in which ARG Holdings is otherwise interested;

(ii) may act by himself or his firm in a professional capacity for ARG Holdings (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not an ARG Director;

(iii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by ARG Holdings or in which ARG Holdings is otherwise interested; and

(iv) shall not, by reason of his office, be accountable to ARG Holdings for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

21.11.7 Restrictions on voting

An ARG Director shall not vote on any resolution of the ARG Board concerning a matter in which he has a material interest but these prohibitions shall not apply to:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, ARG Holdings or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of ARG Holdings or any of its subsidiary undertakings for which the ARG Director has assumed responsibility (in whole or part) under a guarantee or indemnity or by the giving of security;

(iii) a proposal concerning an offer of shares, debentures or other securities of or by ARG Holdings or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer or shareholder or otherwise, provided that he and any persons connected with him do not hold an interest (as that term is used in sections 198 to 211 of the Companies Act) representing 1% or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant

body corporate (any such interest being deemed for the purpose of this paragraph to be a material interest in all circumstances);

(v) a proposal for the benefit of employees of ARG Holdings or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi) a proposal concerning (a) any insurance which ARG Holdings is empowered to purchase or maintain for, or for the benefit of, any ARG Directors or for persons who include ARG Directors, or (b) indemnities in favour of ARG Directors, or (c) the funding of expenditure by one or more ARG Directors on defending proceedings against him or them, or (d) doing anything to enable such ARG Director or ARG Directors to avoid incurring such expenditure.

21.11.8 Borrowing powers

The ARG Board may exercise all the powers of ARG Holdings to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ARG Holdings or of any third party.

The ARG Directors must restrict the borrowings of ARG Holdings so that the aggregate amount outstanding in respect of borrowings by ARG shall not, without an ordinary resolution of ARG Holdings, equal to: (i) before the publication of the first audited consolidated accounts of ARG Holdings after the date of Admission, the sum of £1 billion and (ii) thereafter, a sum equal to two times the aggregate of the amount paid up or credited as paid up on ARG Holding's issued share capital and the total amount standing to the credit of the capital and revenue reserves of ARG as shown in the latest audited balance sheet of ARG (after certain customary adjustments).

21.11.9 Indemnity of officers

Subject to the provisions of the Companies Act but without prejudice to any indemnity to which an ARG Director may otherwise be entitled, every ARG Director or other officer of ARG Holdings shall be indemnified out of the funds of ARG Holdings against any liability incurred by him, including for negligence, default, breach of duty or breach of trust in relation to the affairs of ARG Holdings and in defending any proceedings, whether civil or criminal, in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of ARG Holdings.

21.12 Dividends and other distributions

21.12.1 Subject to the provisions of the Companies Act, ARG Holdings may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the ARG Directors.

21.12.2 The ARG Directors may pay fixed and interim dividends if and in so far as in the opinion of the ARG Directors the profits of ARG Holdings justify such payments. If the ARG Directors act in good faith, they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend.

21.12.3 ARG Holdings may, upon the recommendation of the ARG Directors, by ordinary resolution, direct payment of a dividend in whole or in part *in specie* and the ARG Directors shall give effect to such resolution.

21.12.4 Except as otherwise provided by the rights attaching to any class of shares or the terms of issue thereof, all dividends shall be apportioned and paid *pro rata* according to the amounts paid on the shares during any period or portions of the period in respect of which the dividend is paid.

21.12.5 No dividend or other moneys payable in respect of a share shall bear interest against ARG Holdings.

21.12.6 The ARG Directors may retain any dividend or moneys payable in respect of a share on which ARG Holdings has a lien.

21.12.7 Any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and revert to ARG Holdings.

21.12.8 The ARG Directors may, if authorised by an ordinary resolution of ARG Holdings, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash.

21.13 Winding up

Except as provided by the rights and restrictions attached to any class of shares, the holders of ARG Shares will under general law be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Companies Act, divide among the members *in specie* the whole or any part of the assets of ARG Holdings and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

21.14 Disclosure of Beneficial Ownership

As provided by section 199 of the Companies Act, a person has a notifiable interest in the share capital of ARG Holdings when: (i) he has material interests with an aggregate nominal value equal to or greater than 3% of the nominal value of the share capital; or (ii) not having such an interest by virtue of (i) above, the aggregate nominal value of the shares in which he has interests (whether or not these are material interests) is equal to or more than 10% of that share capital.

If at any time any member, or any other person appearing to be interested in shares held by such member, has been served with a notice under section 212 of the Companies Act (a "**section 212 notice**") is in default for a period of 14 days supplying to ARG Holdings the information thereby required, then the ARG Board may, in its absolute discretion by notice in writing (a "**direction notice**") to such member direct that:

21.14.1 in respect of the shares in relation to which the default occurred (the "**default shares**", which expression includes any shares issued after the date of the section 212 notice in respect of those shares) the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer) be entitled to vote either personally or by proxy at a shareholders' meeting or to exercise any other right confirmed by membership in relation to shareholder meetings; and

21.14.2 where the default shares represent 0.25% or more of the issued shares of the class in question, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted in lieu of payment of a dividend; and

(ii) no transfer of any default share shall be registered unless:

(a) the transfer is an approved transfer; or

(b) the member is not himself in default as regards supplying the information required and the transfer is of part only of the member's holding and when presented for registration, is accompanied by a certificate from the member in a form satisfactory to the ARG Board to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer is a default share.

Any direction notice shall cease to have effect in relation to any shares transferred by such member in accordance with the provisions described in paragraph 21.14.2(ii) above.

22 ARG Employee Share Plans

22.1 Introduction

22.1.1 Policy

The objective of ARG Holdings is to perform consistently in the upper quartile of the general retail sector. The objective of the remuneration strategy is to support the corporate objective through a structure which reflects not only the progress of ARG Holdings' share price but also its relative performance against other retailers.

ARG Holdings will operate in a competitive environment which is increasingly influenced by private equity funds (which have been particularly active in the retail sector) offering significant investment opportunities. ARG Holdings is therefore proposing a three part equity incentive structure:

- a plan which allows a one-off reinvestment of interests under the GUS Co-Investment Plan into ARG Shares in return for the opportunity to earn further matching shares;
- a one-off grant of performance shares to establish immediate alignment with shareholders' interests; and
- in the context of a median base salary structure which will support upper quartile performance and increase the proportion of variable pay with seniority, annual participation in co-investment and performance share plans.

In addition, employees generally will be encouraged to participate in ARG Holdings as shareholders through all-employee share plans.

ARG Holdings will also establish an executive share option plan but there is no present intention to operate it (except, possibly, to attract new hires, recognise promotion and for retention purposes).

Accordingly, ARG Holdings is proposing to adopt the following plans, subject to the approval of GUS Shareholders at the EGM:

- ARG Reinvestment Plan;
- ARG Co-Investment Plan;
- ARG Performance Share Plan;
- ARG Share Option Plan;
- ARG UK Approved Sharesave Plan and similar plans to operate outside the UK; and
- ARG UK Approved All-Employee Plan.

The principal features of these plans are summarised below.

In addition, there will be a ARG employee benefit trust which may be used to provide ARG Shares in connection with some or all of the ARG Employee Share Plans.

The ARG Holdings remuneration committee (the "**ARG Committee**") will be responsible for determining the basis on which ARG Executive Directors and other selected executive management participate in the ARG Employee Share Plans. Grants to ARG Executive Directors will, normally, be subject to performance conditions.

22.1.2 Dilution limits

Shares can be issued under any of the ARG Employee Share Plans. In any 10 year period, not more than 10% of the issued ordinary share capital of ARG Holdings may be issued or committed to be issued under employee share plans operated by ARG Holdings. In addition, in any 10 year period, not more than 5% of the issued ordinary share capital of ARG Holdings may be issued or committed to be issued under discretionary share plans adopted by ARG Holdings. ARG Shares transferred from treasury will count towards these dilution limits for as long as required by the ABI guidelines. Due to its critical role in securing executives' medium-term commitment to the business and its one-off nature, matching awards under the ARG Reinvestment Plan will not count towards these limits. The maximum reinvestment opportunity under the ARG Reinvestment Plan is set out in paragraph 22.2.3.

22.1.3 Timing of operation

Around the time of Admission, awards will be granted on a one-off basis under the ARG Reinvestment Plan, the ARG Performance Share Plan and the ARG UK Approved All-Employee Plan. Going forward, the ARG Employee Share Plans (other than the ARG Reinvestment Plan) will, normally, only be operated within six weeks of the announcement of results. Such plans will not be operated after the tenth anniversary of their approval by the GUS Shareholders.

22.1.4 Amendments

The rules of the ARG Employee Share Plans may be amended by the ARG Directors. However, prior shareholder approval will be required to amend certain provisions if the amendments are to the advantage of participants. These provisions relate to: eligibility; individual and plan limits; the basis for determining entitlements to shares; rights attaching to shares; rights in the event of a variation in ARG Holdings' share capital and the amendment powers. Shareholder approval is not required to make minor amendments to the rules to facilitate the administration of the relevant plan, which relate to any change in legislation, or which will obtain or maintain favourable tax, exchange control or regulatory treatments for any participating company or any participant. Where appropriate, amendments are subject to the approval of HM Revenue & Customs.

22.1.5 Other provisions in the ARG Employee Share Plans

Awards under the ARG Employee Share Plans are not pensionable.

Participants will not have dividend or voting rights in respect of ARG Shares under award or option until such ARG Shares have been issued or transferred to them. Participants in the ARG Reinvestment Plan and the ARG Co-Investment Plan will have dividend and voting rights in respect of reinvested and invested shares. On the vesting of awards under the ARG Reinvestment Plan, the ARG Co-Investment Plan and the ARG Performance Share Plan, participants will receive a payment in cash or shares equal to the value of dividends which would have been payable on the vested shares during the vesting period. Participants in the ARG UK Approved All-Employee Plan have dividend rights and, at the discretion of ARG Holdings, voting rights in respect of shares held under the plan and may be offered the opportunity to reinvest dividends in further shares up to a maximum of £1,500 a year.

In the event of a variation in the share capital of ARG Holdings, a demerger and/or special dividend, the ARG Committee or the board, as appropriate, may adjust awards under the ARG Employee Share Plans as they consider appropriate. Where necessary, adjustments are subject to the approval of HM Revenue & Customs.

Any shares issued under the ARG Employee Share Plans will rank equally in all respects with shares of the same class in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment.

Under the ARG Reinvestment Plan, the ARG Co-Investment Plan and the ARG Performance Share Plan, an award gives the participant the right to receive free ARG Shares subject to the satisfaction of certain conditions and continued employment. An award can take the form of: (i) a conditional allocation of ARG Shares which will be receivable at the end of the specified period; (ii) a nil or nominal cost option which becomes exercisable at the end of the specified period; or (iii) the award of forfeitable ARG Shares, where the participant becomes the owner of the ARG Shares on allocation but subject to forfeiture if certain conditions are not met or the executive leaves employment. Under the ARG Share Option Plan, awards will be in the form of market value options to acquire ARG Shares.

22.2 ARG Reinvestment Plan

22.2.1 Outline

The Reinvestment Plan gives participants in the GUS Co-Investment Plan a one-off opportunity to reinvest their 2004 and 2005 awards under such plan (which would otherwise vest on Court sanction) in ARG Shares and receive additional matching ARG Shares. The receipt of matching shares is subject to the satisfaction of performance conditions, the retention of reinvested awards and continued employment.

Awards will be granted around the time of Admission and no further awards will be granted under the Reinvestment Plan.

22.2.2 Eligibility

Participants in the GUS Co-Investment Plan who are employed in the ARG Business may be invited to participate in the Reinvestment Plan.

22.2.3 Grant and vesting of awards

Under the Reinvestment Plan, a participant may reinvest all or some of his invested shares (but only to the extent they are exchanged for ARG Shares under the Scheme) and matching awards under the 2004 and 2005 operations of the GUS Co-Investment Plan. If he agrees to reinvest such invested shares and/or matching awards ("**reinvested awards**"), he will be granted a matching award of ARG Shares. If all participants in the ARG Reinvestment Plan reinvest to the maximum extent, up to approximately 1.1 million GUS Shares can be reinvested. In addition, a limited number of senior management employees may also be invited to invest up to an aggregate of £2.5 million in ARG Shares under the plan and be granted a matching award. The matching award will be calculated on the basis of two ARG Shares for each ARG Share reinvested by the participant (determined on a gross basis).

A matching award will vest subject to performance conditions (described in more detail below) to be measured over a three year performance period and provided the participant remains in employment and he retains his reinvested awards until the third anniversary of grant.

The first 50% of a matching award will vest subject to satisfaction of performance conditions. Half of this part of the matching award will vest according to the performance of ARG Holdings' total shareholder return ("**TSR**") relative to a group of comparator companies. None of this part of the award will vest if ARG Holdings' TSR is below median for the comparator group, 25% will vest at median rising on a straight-line basis to 100% of this part of the award vesting for upper quartile performance or better. The other half of this part of the matching award will be subject to an appropriately challenging performance condition still to be determined by the ARG Committee. This first 50% of the matching award will vest in two equal tranches on the fourth and fifth anniversaries of grant.

The remaining 50% of the matching award will be time-based and will vest on the third anniversary of grant.

22.2.4 Leaving employment

Reinvested awards will be released when the participant ceases to be employed by ARG.

A matching award will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement, redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the ARG Committee, the matching award held by that participant

will vest as follows, unless the ARG Committee decides otherwise. In respect of the performance-based part of the matching award, the award will continue and will vest on the fourth and fifth anniversaries of the date of grant subject to the satisfaction of the performance conditions over the relevant three year performance period. The number of ARG Shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. In respect of the time-based part of the matching award, the award will vest immediately. The number of shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the vesting period during which the participant was not in employment. If a participant dies, his matching award will be treated in the same way, except the performance-based element of the matching award will vest immediately and will only be pro rated for time.

22.2.5 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their matching awards for equivalent awards over shares in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's matching award is exchanged and he leaves employment within six months of the relevant event due to redundancy or termination at the instigation of his employer without cause, his matching award will immediately vest. The performance-based element of the matching award will vest immediately in full and the time-based element will be pro rated in the same way as for other leavers.

If matching awards are not exchanged, they will vest immediately on the following basis. In respect of the performance-based part, the performance condition will not apply and the number of ARG Shares vesting will be time pro rated to take account of the proportion of the three year performance period prior to the relevant event. The time-based element will be pro rated based on the length of the vesting period which has elapsed prior to the relevant event. Reinvested shares will be released to the participants.

22.3 ARG Co-Investment Plan

22.3.1 Outline

The Co-Investment Plan gives participants an opportunity to invest up to a maximum of 100% of their net annual bonus in ARG Shares and to receive additional matching ARG Shares. The receipt of matching shares is subject to the satisfaction of a performance condition, the retention of invested shares and continued employment. It is envisaged that the Co-Investment Plan will not be operated before 2008.

22.3.2 Eligibility

ARG Executive Directors and employees of ARG Holdings and its subsidiaries may be invited to participate in the Co-Investment Plan. It is currently intended that only selected senior management will be invited to participate in the plan.

22.3.3 Grant and vesting of matching awards

If an ARG Executive Director or employee agrees to invest all or part of his net annual bonus in ARG Shares under the Co-Investment Plan ("**invested shares**"), he will be granted a matching award of ARG Shares. The matching award will be calculated on the basis of a maximum of two ARG Shares for each ARG Share invested by the participant (determined on a gross basis).

Matching awards will vest subject to a performance condition, determined by the ARG Committee at the time of grant, provided the participant remains in employment and retains his invested shares.

22.3.4 Leaving employment

Invested shares will be released when the participant ceases to be employed by ARG.

Matching awards will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement, redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the ARG Committee, matching awards held by that participant will vest as follows, unless the ARG Committee decides otherwise. The matching award will continue and will vest subject to the satisfaction of the performance condition over the performance period. The number of shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. If a participant dies, his matching awards will vest immediately and will only be pro rated for time.

22.3.5 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their awards for equivalent

awards over shares in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's award is exchanged and he leaves employment within six months for redundancy or termination at the instigation of the employer without cause, his matching award will vest immediately subject to satisfaction of the performance condition and time pro rating as for other leavers.

If matching awards are not exchanged, they will immediately vest on the following basis. The performance condition will apply and the number of shares which vest will be time pro rated to take account of the proportion of the performance period prior to the relevant event.

22.4 ARG Performance Share Plan

22.4.1 Outline

The Performance Share Plan gives participants the right to receive free shares subject to the satisfaction of certain conditions and continued employment.

Awards will be made under the Performance Share Plan around the time of Admission. It is envisaged that the plan will next be operated in the financial year ending 31 March 2008.

22.4.2 First operation of the ARG Performance Share Plan

Awards will be made to ARG Executive Directors and selected senior management around the time of Admission. The market value of ARG Shares subject to such an award will be up to a maximum of 30% of the participant's basic salary at the time of award. Awards will vest after three years provided the participant remains in employment. There are no performance conditions.

22.4.3 Eligibility

Awards may be made to ARG Executive Directors and employees of ARG Holdings and its subsidiaries. It is currently intended that awards will only be made to selected senior management.

22.4.4 Grant and vesting of awards

The market value of ARG Shares proposed to be awarded to a participant in respect of any year will be up to a maximum of 100% of his basic salary at the time of award. In exceptional circumstances, the plan rules allow awards up to an absolute maximum of 200% of basic salary. Other than for the first operation of the plan, awards may be made subject to an appropriate performance condition determined by the ARG Committee at the time of operation.

Awards will vest at the end of the specified vesting period, which will be at least three years, subject to satisfaction of applicable performance conditions and continued employment.

22.4.5 Leaving employment

Awards will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement, redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the ARG Committee, awards will vest as follows, unless the ARG Committee decides otherwise. The award will continue and will vest subject to the satisfaction of the performance condition over the performance period. The number of shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. Awards made under the first operation of the plan will vest immediately and will be pro rated for time. If a participant dies, his awards will vest immediately and will only be pro rated for time.

22.4.6 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their awards for equivalent awards in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's award is exchanged and he leaves employment within six months for redundancy or termination at the instigation of the employer without cause, his award will vest immediately subject to satisfaction of the performance condition and time pro rating as for other leavers.

If awards are not exchanged, they will immediately vest on the following basis. The performance condition will apply and the number of shares which vest will be time pro rated to take account of the proportion of the performance period which has elapsed prior to the relevant event.

Awards made under the first operation of the plan will vest immediately and will be pro rated for time.

22.5 ARG Share Option Plan

22.5.1 Outline

Under the Share Option Plan options will be granted at market value. UK approved options can be granted under the rules as summarised below, subject to such modifications as are necessary to comply with the relevant UK tax legislation.

There is no present intention to operate the Share Option Plan (except, possibly, to attract new hires, recognise promotion and for retention purposes).

22.5.2 Eligibility

Options may be granted to ARG Executive Directors and employees of ARG Holdings and its subsidiaries.

22.5.3 Grant and exercise of options

The market value of ARG Shares over which it is proposed options may be granted to a participant in respect of any year will be up to a maximum of 100% of his basic salary at the time of award. In exceptional circumstances, the plan rules allow grants up to an absolute maximum of 200% of basic salary. Options may be granted subject to an appropriate performance condition determined by the ARG Committee at the time of grant.

Options will vest in accordance with their terms and subject to the satisfaction of applicable performance conditions and continued employment.

22.5.4 Leaving employment

Options will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement, redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the ARG Committee, options will, unless the ARG Committee decides otherwise, immediately become exercisable to the extent applicable performance conditions have been satisfied and the number of shares which can be acquired on exercise will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. If a participant dies, his option will be exercisable in full. Options will remain exercisable for six months (or, in the event of death, twelve months) and will then lapse.

22.5.5 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their options for equivalent options in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's option is exchanged and he leaves employment within six months for redundancy or termination at the instigation of the employer without cause, the option will immediately become exercisable to the extent applicable performance conditions have been satisfied and will remain exercisable for six months and will then lapse.

If options are not exchanged, they will immediately become exercisable to the extent applicable performance conditions have been satisfied. Options will remain exercisable for six months and will then lapse.

22.6 ARG UK Approved Sharesave Plan

22.6.1 Outline

The UK Approved Sharesave Plan is an all-employee plan under which employees may be invited to apply for options to acquire ARG Shares. The number of shares over which the option is granted is determined by the amount which the employee commits to save under a savings contract. The UK Approved Sharesave Plan will be approved by HM Revenue & Customs.

22.6.2 Eligibility

All ARG Executive Directors and employees of ARG Holdings and any participating subsidiaries are eligible to participate in the UK Approved Sharesave Plan if they have been employed by ARG for a qualifying period (which will not normally exceed one year). Other employees may be invited to participate on a discretionary basis.

22.6.3 Grant and exercise of options

The option price must not be less than 80% of the market value of an ARG Share, calculated as either the price on the business day before the date of invitation or the date specified in the invitation or the average price over the three previous business days. The savings contract may run over a period of three or five years and must not permit savings of more than (currently) £250 per month.

Options are normally exercisable during the six months after the end of the savings contract.

22.6.4 Leaving employment

Options will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or disability, retirement, redundancy or the sale of the employing company or business, or in the event of a change in control of ARG Holdings, options immediately become exercisable to the extent of the related savings. Options will remain exercisable for six months and then lapse.

22.6.5 Employees outside the UK

ARG Holdings is proposing to establish similar plans for employees outside the UK. These plans will be based on the UK Approved Sharesave Plan, but modified to take account of local tax, exchange control and securities laws.

22.7 ARG UK Approved All-Employee Plan

22.7.1 Outline

The UK Approved All-Employee Plan operates through a UK resident trust. It allows employees to be awarded free ARG Shares and to use savings deducted from salary to buy shares, on the basis that the shares are held in trust. It will be approved by HM Revenue & Customs.

Employees will be awarded free shares under the UK Approved All-Employee Plan on a one-off basis shortly after Admission. There is no current intention to operate the plan subsequently.

22.7.2 Eligibility

All ARG Executive Directors and employees of ARG Holdings and any participating subsidiaries may participate in the plan, subject to a qualifying period of service which must not be more than 18 months. When the plan is operated, all eligible employees must be invited to participate.

22.7.3 Free shares

The maximum value of free shares which may be awarded to employees is £3,000 each year ("**free shares**"). Free shares must be offered to all eligible employees on the same terms, but the number of free shares awarded can vary by reference to the eligible employee's remuneration, or other criteria. Participants may not generally withdraw free shares from the plan for three years and will suffer income tax and national insurance charges if they withdraw them within five years of the award date.

22.7.4 Partnership shares

The plan allows eligible employees to be offered the opportunity to purchase shares using money deducted from their pre-tax salary ("**partnership shares**"). The amount deducted must not exceed £1,500 (or 10% of salary, if lower) in any tax year. Partnership shares can be withdrawn from the plan at any time, but income tax and national insurance charges will apply if they are withdrawn within five years of the purchase date.

22.7.5 Matching shares

The plan provides that where employees acquire partnership shares, they may be awarded additional free shares ("**matching shares**") on the basis of a maximum of two matching shares from the plan for one partnership share. Employees may not generally withdraw the matching shares for three years, and will suffer income tax and national insurance charges if they withdraw them within five years of the award date.

22.7.6 Leaving employment

ARG Shares allocated to a participant whose employment terminates must be withdrawn from the plan immediately. ARG Shares will be forfeited where employment ceases before the third anniversary of the award date, unless the participant leaves by reason of death, injury, disability, redundancy, retirement or the sale of the business or subsidiary for which the participant works. Charges to income tax and national insurance will apply unless the participant leaves for a reason set out above or the shares have been retained in the plan for at least five years.

23 Pensions

ARG Pension Scheme and Hampden Pension Scheme

Argos is the principal employer of the ARG Pension Scheme and Hampden Group Limited is the principal employer of the Hampden Pension Scheme. The ARG Pension Scheme and the Hampden Pension Scheme are occupational pension schemes providing benefits on a defined benefit basis. Benefits under the ARG Pension Scheme and the Hampden Pension Scheme vary depending on the category of employee. The ARG Pension

Scheme and the Hampden Pension Scheme are "registered" schemes under the Finance Act 2004 and are contracted-out of the State Earnings Related Pension Scheme and the State Second Pension.

The ARG Pension Scheme has approximately 4,100 active, 4,500 deferred and 1,700 pensioner members. The ARG Pension Scheme generally closed to new joiners on 1 December 2002, however, executives and senior managers (by grade) are invited to join from time to time. The active members of the ARG Pension Scheme pay 6% or 8% of pensionable earnings depending on the choice of the member, with the employers participating in the ARG Pension Scheme bearing the balance of the cost of providing the defined benefits. The employers currently contribute broadly 16% of pensionable earnings for its active members. In addition, the employers made a one-off payment of £100 million to the ARG Pension Scheme in March 2006. This contribution was made to reduce uncertainty around future funding requirements and to remove the deficit as at the payment date on the IAS 19 accounting basis.

As at 31 March 2006, the ARG Pension Scheme was funded at 106% on the IAS19 basis amounting to a "surplus" of £36 million on that basis, before allowance for deferred tax. As at the effective date of the most recent valuation (31 March 2004), the deficit on a "solvency" basis was £220 million. (The "solvency" basis reflects an estimate of the cost of purchasing annuities to secure accrued benefits, based on insurance company guidelines available at the valuation date.) It is anticipated that, despite significant additional funding payments between 31 March 2004 and 31 March 2006, the deficit on a "solvency" basis had worsened over that period due to the rise in the estimated cost of securing the liabilities with an insurance company.

The Hampden Pension Scheme has approximately 25 active, 88 deferred and 8 pensioner members. The active members of the Hampden Pension Scheme pay 4% of pensionable earnings, with the employer bearing the balance of the cost of providing the defined benefits. The employer currently contributes 20.9% of the pensionable earnings for active members. The employer pays an additional annual payment of £128,000.

As at 28 January 2006, the Hampden Pension Scheme was funded at 53% on the FRS 17 basis amounting to a deficit of £4.5 million on that basis. As at the effective date of the most recent valuation (31 March 2003), the deficit on a "solvency" basis was £4 million. Again, the "solvency" basis reflects an estimate of the cost of purchasing annuities for accrued benefits.

The employers participating in the ARG Pension Scheme and the Hampden Pension Scheme are required by law to ensure that those schemes respectively have a minimum level of funding in relation to their ongoing obligations to provide current and future pensions for and in respect of the members of those schemes. New pensions legislation introduced with effect from September 2005 is expected to increase the statutory minimum level of funding which must be maintained in defined benefit pension schemes such as the ARG Pension Scheme and the Hampden Pension Scheme and may increase the contributions which employers participating in those schemes are required to make. Such contributions are to be agreed between the principal employer and the trustees of each scheme.

Pensions legislation also imposes statutory liability on employers participating in the ARG Pension Scheme or the Hampden Pension Scheme should the schemes wind up or if an employer ceases to employ active members within the scheme at a time when other active members remain. The statutory liability to make an additional immediate payment to the trustees is calculated on the solvency basis.

GUS Pension Scheme

A small number of employees of Whiteaway Laidlaw Bank Limited will continue to participate in the GUS Pension Scheme, a defined benefit pension scheme, for a temporary period after the Demerger.

GUS Pension Plan

As at 31 March 2006, approximately 1,600 employees of Argos, Homebase and Whiteaway Laidlaw Bank Limited participated in the GUS Pension Plan, a defined contribution occupational pension scheme. It is intended that ARG Holdings will operate a pension scheme to provide pension benefits for ARG employees after the Demerger. However, for a temporary period, Argos, Homebase and Whiteaway Laidlaw Bank Limited will continue to participate in the GUS Pension Plan following the Demerger.

Homebase defined contribution arrangement

Homebase also operates a separate pension scheme for its employees. This is a contract-based "stakeholder" arrangement. The stakeholder arrangement is available to all employees of Homebase. However, its membership of approximately 2,000 is mainly retail based.

ARG SURBS

The Argos Secured Unfunded Retirement Benefits Scheme (the "**SURBS**") currently provides additional unfunded benefits to a number of senior employees. As at 6 April 2006, assets of £5.5 million were provided as security for the unfunded liabilities under the SURBS.

As a result of a rapidly changing pensions market, ARG is undertaking a strategic review of pension provision. This will start with alternative arrangements to replace the GUS Pension Plan. The review will also include commissioning a valuation of the ARG Pension Scheme to establish the current funding position and help to identify options for the future. Following the valuations, ARG will consult with the trustees of the ARG Pension Scheme and, if appropriate, employees in accordance with statutory obligations. It is anticipated that this review of the options following the valuation of the ARG Pension Scheme and discussions with the trustees will take a number of months and will not be completed until at least the middle of 2007.

24 Material Contracts

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of ARG within two years immediately preceding the date of this document and which are, or may be, material or which have been entered into at any time by members of ARG and which contain any provision under which any member of ARG has any obligation or entitlement which is, or may be, material to ARG as at the date of this document:

24.1 the ARG Facility Agreement dated 12 July 2006 between, *inter alios*, Barclays Bank PLC, Fortis S.A./N.V., HSBC Bank plc, JP Morgan Chase Bank, N.A., Merrill Lynch Capital Markets Bank Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc and UBS Limited as original lenders and Lloyds TSB Bank plc as lender and as agent and Argos as borrower and guarantor, details of which are set out in paragraph 25 below; and

24.2 the Letter of Credit Facility dated 6 August 2003 between, *inter alios*, GUS (as guarantor), Argos, Argos Retail Group (Hong Kong) Limited and Homebase, details of which are set out in paragraph 11.6 above.

25 Banking Facilities

25.1 ARG Facility Agreement dated 12 July 2006

25.1.1 The ARG Facility

On 12 July 2006, Argos entered into a £700,000,000 multi-currency revolving loan facility agreement (the "**ARG Facility**") with, *inter alios*, Barclays Bank PLC, Fortis S.A./N.V., HSBC Bank plc, JP Morgan Chase Bank, N.A., Merrill Lynch Capital Markets Bank Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc and UBS Limited as original lenders and Lloyds TSB Bank plc as lender and as agent.

Prior to the Demerger, Argos is named in the ARG Facility as borrower and guarantor. Following the Demerger, ARG Holdings will accede to the ARG Facility as a borrower and a guarantor. Nominated wholly owned subsidiaries of Argos or, following the Demerger, ARG Holdings, can accede as borrowers without the consent of the lenders. Other nominated subsidiaries can accede with the consent of the majority lenders.

25.1.2 Use of proceeds available under the ARG Facility

Under the terms of the ARG Facility, all amounts borrowed under the ARG Facility are to be used for general corporate purposes, including but not limited to the financing of acquisitions.

Funds will be available for drawdown following the publication of the ARG Prospectus.

25.1.3 Interest, fees and maturity

(i) Advances under the ARG Facility bear interest at a rate equal to the aggregate of the applicable LIBOR, or in relation to any loan in euros, EURIBOR, plus the applicable margin, plus mandatory costs. Interest is payable on the last day of each selected interest period (determined in accordance with the terms of the ARG Facility).

(ii) The applicable margin varies according to the ratio of Benchmark PBT (plus: (i) depreciation and amortisation (other than amortisation of acquisition intangibles); (ii) rent payable; and (iii) consolidated net interest) to consolidated net interest plus rent payable for ARG (the "**Ratio**"). If the Ratio is:

(a) greater than 3:1, a margin of 0.20% shall apply;

(b) greater than 2.75:1 but less than or equal to 3:1, a margin of 0.25% shall apply;

(c) greater than 2.5:1 but less than or equal to 2.75:1, a margin of 0.30% shall apply;

(d) greater than 2.25:1 but less than or equal to 2.5:1, a margin of 0.35% shall apply;

(e) greater than 2:1 but less than or equal to 2.25:1, a margin of 0.40% shall apply; and

(f) less than or equal to 2:1, a margin of 0.50% shall apply.

Until the delivery of the first compliance certificate under the ARG Facility, the margin shall be 0.30%.

(iii) A commitment fee is payable to the agent (for the account of each lender), calculated on a day to day basis at 35% of the relevant margin, payable on the available unused and uncancelled commitments under the ARG Facility.

(iv) A participation fee is payable to the agent (for the account of each lender), as follows:

(a) initial commitment of £95,000,000, 0.175%; and

(b) initial commitment of less than £95,000,000, 0.125%,

which is payable as follows:

(a) within five business days of signing, 0.05% of each lender's commitment; and

(b) at the earlier of (I) 30 days following the Demerger; and (II) five business days after first drawing, the remainder of the participation fee due to each lender.

(v) A utilisation fee is payable to a lender (through the agent) whose participation in advances exceeds two thirds of the amount of its commitment, calculated at the rate of 0.05% per annum on the amount by which that lender's participation exceeds two thirds of its commitment on that day.

(vi) ARG Holdings will be required to repay all outstanding amounts under the ARG Facility by no later than 12 July 2011, subject to the extension option. The extension option permits ARG Holdings to request a one year extension to the termination date. Each lender shall have sole discretion as to whether to grant an extension in respect of amounts owing to it. In the event that any lender or lenders agree to such an extension, ARG Holdings may request a further one year extension in respect of those lenders.

25.1.4 Guarantee

The ARG Facility is guaranteed irrevocably and unconditionally, jointly and severally, by Argos and (following its accession to the ARG Facility) by ARG Holdings. Any subsidiary of ARG Holdings may, at its option, become a guarantor at any time. Any guarantor (other than, until the Demerger, Argos or, following the Demerger, ARG Holdings), may, at its option, cease to be a guarantor at any time, provided that there will then be compliance with the Prior Debt Restriction (as described in paragraph 25.1.5 below).

25.1.5 Covenants and restrictions

The ARG Facility includes a financial covenant that requires ARG Holdings to ensure that the Ratio equals or exceeds 1.5:1.

The ARG Facility contains a covenant (the "**Prior Debt Restriction**") that restricts borrowings of ARG such that:

(i) all secured Borrowings (subject to certain carve-outs, including intra-group borrowings) by ARG Holdings or any of its subsidiaries must not at any time exceed 7.5% of the total assets of ARG; and

(ii) total secured and unsecured Borrowings of ARG Holdings' subsidiaries (other than intra-group or under the ARG Facility) must not at any time exceed 15% of the total assets of ARG.

The ARG Facility includes certain other positive and restrictive covenants and, in particular, places restrictions on ARG Holdings and its subsidiaries with regard to their ability, *inter alia*, to change the general nature of the business of ARG or make certain acquisitions.

The financial covenants are calculated and interpreted on a consolidated basis in accordance with IFRS.

25.1.6 Prepayment and cancellation

Each lender is entitled to cancel its commitments and declare its participation in all outstanding amounts immediately due and payable if a change of control occurs in ARG Holdings or if it becomes unlawful for a lender to fund or participate in any loan.

ARG Holdings may voluntarily prepay outstanding loans subject to certain restrictions and to payment of accrued interest and any breakage costs.

25.1.7 Events of default

The ARG Facility contains certain customary events of default, the occurrence of which will allow the lenders to accelerate outstanding loans and terminate their commitments, whereupon all amounts outstanding under the ARG Facility (including accrued interest and all other amounts accrued thereunder) would become immediately due and payable. Events of default include, *inter alia*, non-payment of any outstanding amounts, breach of the financial covenant, breach of any other provisions of the ARG Facility (subject to a grace period to remedy), misrepresentation (subject to a grace period to remedy), cross-acceleration in respect of financial indebtedness of an obligor or material subsidiary,

various insolvency events, cessation of business by an obligor, and any borrower or guarantor ceasing to be a wholly owned subsidiary.

26 Principal Investments

Further details of ARG's main investments in other undertakings over the three financial years ended 31 March 2006 and during the current financial year are described in more detail in paragraphs 27 and 31 below and Part VI: "ARG Business Overview" of this document.

27 Properties, Plant and Equipment

ARG's store network comprises 657 Argos stores and 297 Homebase stores located in and around the United Kingdom and the Republic of Ireland. In addition, ARG has 35 other operational properties, mostly located in England. All properties are leasehold apart from five freehold Homebase stores and four freehold operational properties.

Details of ARG's key operational properties as at 31 March 2006 are set out below:

27.1 ARG

27.1.1 ARG Head Offices

Location	Tenure	Term expiry date
CBXII, Milton Keynes, England	Leasehold	23 December 2011
CBXII Mezzanine Level, Milton Keynes, England	Leasehold	10 September 2007
Avebury, Milton Keynes, England	Leasehold	22 December 2011
Exchange House, Milton Keynes, England	Leasehold	1st Outer: 15 May 2013; 1st Inner: 30 September 2014; 2nd: 30 September 2014; 3rd: 15 May 2013

27.1.2 ARG Customer Services Contact Centre

Location	Tenure	Term expiry date
Widnes, England	Freehold	—

27.2 Argos

27.2.1 Argos Distribution Centres

Location	Tenure	Term expiry date
Castleford, England	Freehold	—
Bridgwater, England	Freehold	—
Magna Park, England	Leasehold	24 December 2017
Basildon, England	Leasehold	25 December 2020
Heywood, England	Leasehold	24 March 2028

27.2.2 Argos Direct Import Centre

Location	Tenure	Term expiry date
Barton, England	Leasehold	2 February 2028

27.2.3 Argos Direct Delivery Only Centres

Location	Tenure	Term expiry date
Acton Gate, England	Leasehold	25 December 2026
Marsh Leys, England	Leasehold	17 December 2022
Faverdale, Darlington, England	Freehold	—

27.2.4 Argos Direct Stocked In Centres

Location	Tenure	Term expiry date
Welwyn Garden City, England	Leasehold	24 June 2011
Trafford Park, England	Leasehold	23 April 2011

27.3 Homebase

27.3.1 Homebase Regional Office

Location	Tenure	Term expiry date
Carew House, Wallington, England	Leasehold (x3)	1st: 28 September 2010; ground and upper ground floors: 23 June 2011; 2nd, 3rd and 4th: 28 September 2010

27.3.2 Homebase Depots

Location	Tenure	Term expiry date
Wellingborough (ISC), England	Leasehold	24 October 2020
Northampton (Brackmills), England	Leasehold	12 July 2007
Swindon, England	Leasehold	23 June 2017
Wellingborough (Park Farm), England	Leasehold	27 July 2011

27.4 Properties under negotiation

27.4.1 Argos has 23 new stores in the pipeline for which contracts have either already been exchanged or exchange is imminent. Homebase has 32 new stores in the pipeline for which contracts have either already been exchanged or exchange is imminent. Some of these new stores (approximately one-third) are still subject to planning permission being obtained.

27.4.2 Argos is currently occupying approximately 20 stores despite the fact that its lease of each store has expired. Pursuant to its statutory right under the Landlord and Tenant Act 1954, Argos may remain in occupation of these stores and apply to the Court for a new lease at the end of the term. There is no guarantee that a new lease will be granted by the Court; however, the right is only rebuttable in certain circumstances or occasionally upon the payment of compensation.

27.4.3 Homebase, the tenant of Brackmills, Northampton has exercised the lease break option and following agreement with the superior landlord, occupation is expected to determine on 28 September 2007. Depending on the extent of compliance with its repairing obligations in the lease Homebase may have residual obligations to reinstate the premises and pay dilapidations costs to the landlord.

27.5 Leasehold assignments

27.5.1 Where ARG has assigned its interest in certain leasehold properties to other tenants, it may remain liable for rentals and other sums due to the respective landlords for any defaults on the parts of those tenants.

27.5.2 Where ARG has acquired companies which disposed of properties prior to being acquired by ARG, ARG may remain liable for sums due under the leases of those leasehold properties or sums due under sale agreements for freehold properties (less likely) disposed of.

28 ARG Related Party Transactions and Other Arrangements

The related party transactions for the purposes of the standards adopted according to Commission Regulation (EC) No. 1606/2002 which ARG has entered into during the period covered by the three years ended 31 March 2006 are set out in note 34 of Section B (IFRS) of Part IX: "ARG Historical Financial Information" and note 25 of Section D (UK GAAP) of Part IX: "ARG Historical Financial Information" of this document.

29 Litigation

Save as regards the appeal against the fine imposed by the OFT described in paragraph 29.1 below, no member of ARG is or has been involved in any governmental, legal or arbitration proceedings (including any

such proceedings which are pending or threatened of which GUS is aware) in the 12 months preceding the date of this document which may have, or have had in the recent past, a significant effect on ARG's financial position or profitability.

29.1 Appeal against the OFT fine

29.1.1 On 19 February 2003, the OFT announced its finding that Hasbro UK Limited ("**Hasbro**"), Littlewoods Limited ("**Littlewoods**") and Argos had infringed Chapter I of the Competition Act 1998 by entering into agreements between 1999 and May 2001 to fix prices for the retail sale of Hasbro toys and games. Argos was fined £17.28 million.

29.1.2 On 30 July 2003, following appeal by Argos and Littlewoods at the Competition Appeal Tribunal ("**CAT**"), CAT handed down a judgment staying the appeal and remitting the decision under appeal back to the OFT to permit the OFT to put new evidence to the parties in a new Rule 14 notice. CAT gave the OFT until 21 November 2003 to reach a revised decision in the case.

29.1.3 On 21 November 2003, the OFT announced its new decision; however, its conclusions remained the same and the penalties being imposed also remained the same.

29.1.4 On 14 December 2004, CAT rejected appeals by Argos and Littlewoods against the OFT's decision issued on 21 November 2003, upholding the OFT's decision in respect of Argos' and Littlewoods' liability in contravention of Chapter I of the Competition Act 1998.

29.1.5 On 29 April 2005, CAT issued its ruling on the penalties imposed on Argos and Littlewoods. It found that the OFT had acted proportionately in imposing significant penalties but reduced the fines imposed as it noted that the OFT included as "relevant turnover" some turnover that would have been only peripherally affected by the infringements. The fine imposed on Argos was reduced to £15 million. Interest at a rate of 1% above the Bank of England base rate is to apply from 21 November 2003 until payment.

29.1.6 On 13 May 2005, Argos and Littlewoods filed an appeal at the Court of Appeal against CAT's judgments on 14 December 2004 and 29 April 2005. The Court of Appeal opened the appeal on 8 May 2006 and judgment may be delivered this month but if it is not, it is expected to be delivered later this year after the Court holiday.

30 Significant Change

There has been no significant change in the financial or trading position of ARG since 31 March 2006, the date to which the combined financial information in Part IX: "ARG Historical Financial Information" of this document was prepared.

31 Subsidiaries and Other Interests

Following the Demerger, ARG Holdings will be the holding company of ARG. The following table shows the principal subsidiaries of ARG Holdings as they will be immediately following the Demerger, being those that ARG Holdings considers are likely to have a significant effect on the assessment of ARG Holdings' assets and liabilities, financial position or profits or losses. Such subsidiary undertakings are 100% owned, directly or indirectly:

Company name	Percentage of ownership	Principal activity	Registered office	Country of incorporation
Argos Limited	100%	General merchandise retailer	489-499 Avebury Blvd Saxon Gate West Central Milton Keynes MK9 2NW	UK
Homebase Limited	100%	Home enhancement retailer	489-499 Avebury Blvd Saxon Gate West Central Milton Keynes MK9 2NW	UK
Argos Distributors (Ireland) Limited	100%	General merchandise retailer	Unit 241 Level 2 The Square Shopping Centre Tallaght Dublin 24 Ireland	Republic of Ireland
Homebase House and Garden Centre Limited	100%	Home enhancement retailer	Omni Retail Park Old Swords Santry Dublin 9 Ireland	Republic of Ireland

Company name	Percentage of ownership	Principal activity	Registered office	Country of incorporation
ARG Card Services Limited . . .	100%	Financial services	489-499 Avebury Blvd Saxon Gate West Central Milton Keynes MK9 2NW	UK
ARG Personal Loans Limited . .	100%	Financial services	489-499 Avebury Blvd Saxon Gate West Central Milton Keynes MK9 2NW	UK
ARG Insurance Services Limited	100%	Financial services	489-499 Avebury Blvd Saxon Gate West Central Milton Keynes MK9 2NW	UK
Hampden Group Limited	100%	Home enhancement retailer	L'Estrange & Brett Arnott House 12-16 Bridge Street Belfast BT1 1LS Northern Ireland	UK
Argos Retail Group (Hong Kong) Limited	100%	Sourcing of products sold by Argos Limited and Homebase Limited, from Asia	Suite 1608-1613 Tower 6 The Gateway 9 Canton Road Tsim Sha Tusi Kowloon Hong Kong	Hong Kong

Section C: Experian and Experian Group

32 Experian Group Corporate Details

32.1 Experian Group was incorporated and registered in Jersey on 30 June 2006 under the Jersey Companies Law as a public company limited by shares with the name New Gemini (JerseyCo) No. 1 Limited and with registered number 93905.

32.2 The registered office of Experian Group is at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. The telephone number of the registered office is +44 (0)1534 609000. New Gemini (JerseyCo) No. 1 Limited changed its name to Experian Group Limited pursuant to a special resolution passed on 6 July 2006.

32.3 The principal legislation under which Experian Group operates and under which the Experian Group Shares have been created is the Jersey Companies Law and regulations made thereunder.

32.4 The business of Experian Group, and its principal activity following the Demerger, will be to act as the ultimate holding company of Experian.

32.5 Experian Group has not traded since its incorporation.

33 Experian Group Share Capital

33.1 On incorporation, Experian Group's authorised share capital was US$10,000 divided into 10,000 Experian Group Shares of US$1 each. Of such Experian Shares two were subscribed for by Geoffrey Moore and Stephen Ranalow and were paid up in full at a cost of US$3 each.

33.2 Prior to the Demerger various resolutions will be passed and the Experian Articles will be adopted so that:

33.2.1 the authorised share capital of Experian Group and, if required, the nominal value of the Experian Shares are altered in anticipation of the Scheme and the Experian Reduction of Capital;

33.2.2 the Experian Reduction of Capital is effected;

33.2.3 the Experian Directors will be authorised, pursuant to the Experian Articles, so as: (i) to enable them to issue Experian Shares to be issued as part of the Scheme and the Experian Offer; and (ii) to enable them to allot relevant securities up to an aggregate nominal amount not exceeding an amount equal to one third of the number of Experian Shares expected to be in issue on Admission;

33.2.4 the Experian Directors will be further authorised, pursuant to the Experian Articles, to allot equity securities for cash as if the pre-emption provisions of the Experian Articles did not apply to the allotment but such power will be limited to: (i) the allotment of equity securities pursuant to a rights issue; or (ii) the allotment (otherwise than pursuant to (i) above) of a number of equity securities not exceeding 5% of the number of Experian Shares expected to be in issue at Admission; and

33.2.5 subject to certain conditions, the Experian Directors will further be authorised, pursuant to Article 57 of the Jersey Companies Law to make market purchases of Experian Shares on behalf of Experian Group provided that the maximum number of shares which may be purchased will not exceed 14.99% of the Experian Shares expected to be in issue at Admission.

The authorities given to the Experian Directors will expire at the first AGM of Experian Group. Prior to the first AGM of Experian Group, the Experian Directors will not utilise the 5% disapplication of pre-emption rights referred to in paragraph 33.2.4(ii) to the extent that Experian Shares are issued pursuant to the New Investor Offer.

33.3 The authorised, issued and fully paid share capital of Experian Group as at 20 July 2006, being the latest practicable date prior to the publication of this document is as follows:

	Authorised		Issued	
Class of shares	**Number**	**Amount** *(US$)*	**Number**	**Amount** *(US$)*
Ordinary	10,000	10,000	2	2

33.4 Save as disclosed above, and in paragraphs 34 to 38 below:

(i) there has been no change in the amount of the issued share or loan capital of Experian Group and no material change in the amount of the issued share or loan capital of any member of Experian (other than intra-group issues by wholly-owned subsidiaries) since incorporation; and

(ii) no share or loan capital of Experian Group or any other member of Experian is under any share option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under any share option.

33.5 Experian Group has no convertible securities, exchangeable securities or securities with warrants in issue.

34 Experian Directors', Senior Management's and Other Interests

34.1 The Experian Directors and members of the Experian Senior Management, their functions within Experian and brief biographies are set out in paragraphs 1.1 and 1.2 of Part XII: "Experian Directors, Senior Management, Corporate Governance and Employees" of this document.

34.2 Each of the Experian Directors can be contacted at Experian Group's registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

34.3 As at the date of this document, the Experian Directors have no interests in the share capital of Experian Group. The table below sets out the expected interests of the Experian Directors, save for Paul Brooks, (and of persons connected with them) in the share capital of Experian Group following the Demerger. The expected interests of the Experian Directors and of each of their immediate families and related trusts, all of which are beneficial (unless otherwise stated), in the share capital of Experian Group which are shown in the table below are based on the Experian Directors' interests in GUS Shares as at 20 July 2006, being the latest practicable date prior to the publication of this document, which are set out in the tables in paragraphs 4 and 6 above and which: (i) have been notified to GUS pursuant to section 324 or 328 of the Companies Act; or (ii) are required to be entered in the register of directors' interests (maintained under the provisions of section 325 of the Companies Act); or (iii) are interests of a person connected (within the meaning of section 346 of the Companies Act) with a GUS Director which would, if the connected person were a GUS Director, be required to be disclosed under (i) or (ii) above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that GUS Director:

	Number of Experian Shares beneficially owned
Experian Directors	
John Peace	521,699
Don Robert(1)	307,475
Sir Alan Rudge(2)	13,585
David Tyler	324,357

Notes:

(1) The number of Experian Shares for Don Robert reflects deferred GUS Shares awarded to him under the GUS North America Co-Investment Plan in lieu of his annual bonus. Don Robert has an unconditional right to receive GUS Shares (and, after Demerger, an equivalent number of Experian Shares) at the end of the relevant three year deferral period. Prior to receipt, he does not have dividend or voting rights in respect of such shares.

(2) Sir Alan Rudge will be appointed to the Experian Board prior to Admission.

(3) The percentages of issued share capital represented by these share interests will depend on the number of Experian Shares issued pursuant to the Experian Offer.

Paul Brooks is expected to be interested in 103,709 Experian Shares immediately following the Demerger. This number is based on his interest in 103,709 GUS Shares as at 20 July 2006, being the latest practicable date prior to the publication of this document. The Experian Senior Management are expected to be interested in 315,955 Experian Shares immediately following Admission. This is based on their interest in 315,955 GUS Shares as at 20 July 2006, being the latest practicable date prior to the publication of this document.

34.4 Details of the options and awards held by the Experian Directors who are also GUS Directors under the GUS Employee Share Plans as at 20 July 2006, being the latest practicable date prior to the publication of this document, are set out in paragraphs 4.2 and 4.3 above. In addition, Paul Brooks holds options over 162,439 GUS Shares under the GUS Share Option Plans; awards over 48,257 GUS Shares under the GUS Performance Share Plan; and awards over 270,334 GUS Shares under the GUS Co-Investment Plan. The Experian Senior Management hold options over 503,019 GUS Shares under the GUS Share Option Plans; awards over 134,950 GUS Shares under the GUS Performance Share Plan; and awards over 895,334 GUS Shares under the GUS Co-Investment Plan. The effect of the Demerger on such options and awards is summarised in paragraph 7 above. To the extent such options and awards vest on Court sanction of the Scheme, the Experian Directors and Experian Senior Management will receive ARG Shares and Experian Shares on the same basis as shareholders. To the extent such options and awards are exchanged for equivalent options and awards over Experian Shares or reinvested in Experian Shares, the Experian Directors and Experian Senior Management will have interests in Experian Shares. The number of Experian Shares under the new options and awards will be determined by reference to the Experian share price around the time of Admission.

34.5 On Admission the interests of the Experian Directors and Experian Senior Management together will represent 0.18% of the issued share capital of Experian Group, excluding any Experian Shares issued pursuant to the Experian Offer, based on their interests in GUS Shares as at 20 July 2006, being the latest publication date prior to the publication of this document, and excluding any interests they hold through participation in the GUS Employee Share Plans.

34.6 To the extent that the Experian employee benefit trust holds Experian Shares, the Experian Directors will be deemed to be interested in those Experian Shares, along with other Experian employees.

34.7 Upon Admission, save as set out in this paragraph 34, it is expected that none of the Experian Directors nor any person connected with an Experian Director will have any interest in Experian Group's share or loan capital and there is no person to whom any capital of any member of Experian is under any share option or agreed unconditionally to be put under any share option.

34.8 No Experian Director or member of the Experian Senior Management has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or its conditions or is or was significant to the business of Experian and which was effected by any member of Experian in the current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

34.9 No Experian Director or member of the Experian Senior Management has any potential conflicts of interest between their duties to Experian and their private interests and/or their duties to third parties.

34.10 There are no outstanding loans granted by any member of Experian to the Experian Directors or any member of the Experian Senior Management, or any guarantees provided by any member of Experian for their benefit.

34.11 Set out below are directorships (unless otherwise stated) and partnerships held by the Experian Directors and members of the Experian Senior Management in the five years prior to the date of this document (excluding GUS, subsidiaries of GUS and Experian Group):

Name	Current directorships/ partnerships	Previous directorships/ partnerships
Experian Directors		
John Peace	Burberry Group plc First American Real Estate Solutions LLC	—
Don Robert	First Advantage Corporation First American Real Estate Solutions LLC	Asurion Corporation
Paul Brooks	—	—
Sir Alan Rudge(1)	The ERA Foundation Limited	Celtel International BV SESSA AG ERA Technology Limited MSI Cellular Investments Holdings BV WS Atkins plc Marconi plc
David Tyler	Burberry Group plc	Lewis Group Limited
Experian Senior Management		
John Saunders	Money Advice Trust Experience Nottinghamshire Limited	—
Chris Callero	—	—

Note:
(1) Sir Alan Rudge will be appointed to the Experian Board prior to Admission.

34.12 At the date of this document, none of the Experian Directors or members of the Experian Senior Management has:

34.12.1 had any convictions in relation to indictable offences or convictions in relation to fraudulent offences in the previous five years;

34.12.2 been declared bankrupt or been subject to any individual voluntary arrangement, or been associated with any bankruptcy, receivership or liquidation in his capacity as director or senior manager in the previous five years;

34.12.3 been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship, has been subject to a receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;

34.12.4 been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration or partnership voluntary arrangement;

34.12.5 owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at the time or within the 12 months preceding such event; or

34.12.6 been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authorities (including recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company in the previous five years.

35 Experian Directors' and Senior Management's Service Agreements, Remuneration and Other Matters

35.1 Experian Directors and Experian Senior Management: historical information

For the purpose of this paragraph 35 the members of the administrative, management or supervisory bodies of Experian Group are the Experian Directors and the Experian Senior Management.

In relation to the year ended 31 March 2006, save for Paul Brooks, the remuneration paid (including contingent or deferred compensation) and benefits in kind granted by GUS or its subsidiaries to the persons who will hold office as Experian Directors is set out in paragraphs 6.1 and 6.2 above.

In relation to the year ended 31 March 2006, details of the total number of GUS Shares over which options and awards were granted under the GUS Employee Share Plans to the Experian Directors, save for Paul Brooks, are set out in the table in paragraph 6.1 above.

For the year ended 31 March 2006, the following remuneration (including contingent or deferred compensation) was paid and benefits in kind were granted by Experian to Paul Brooks: salary: £286,823; bonus: £286,823; car allowance, medical insurance, life assurance, travel insurance, personal accident insurance, housing allowance and travel allowance to the value of US$67,253; a relocation allowance to the value of US$123,000; and pension accrued between 31 March 2005 and 1 April 2006: £241,000 (representing the change in the transfer value calculated in accordance with actuarial guidance as at 31 March 2005 and 31 March 2006). In addition, the following options and awards over GUS Shares were granted to Paul Brooks for the year ended 31 March 2006: 33,409 options at an exercise price of £8.092 under the GUS Share Option Plans; 16,704 awards under the Performance Share Plan; and 29,827 invested shares and 59,654 matching shares under the Co-Investment Plan.

The aggregate remuneration paid to the Experian Senior Management for the year ended 31 March 2006 was £2,949,896 which includes pension accrued between 31 March 2005 and 1 April 2006 (representing the change in the transfer value calculated in accordance with actuarial guidance as at 31 March 2005 and 31 March 2006) and an employer contribution to the Experian 401K retirement plan. In addition, the following options and awards over GUS Shares were granted to the Experian Senior Management for the year ended 31 March 2006: options over 132,812 GUS Shares at an exercise price of £8.59 per GUS Share under the GUS Executive Option Plans; 46,306 GUS Shares under the Performance Share Plan; and 71,649 invested/deferred shares and 183,874 matching shares under the GUS Co-Investment Plan.

There are no additional amounts set aside or accrued by GUS or its subsidiaries to provide for pension, retirement or similar benefits to the Experian Directors or the Experian Senior Management.

35.2 Terms of office

John Peace, Paul Brooks, Don Robert and David Tyler were appointed to the Experian Board on 6 July 2006. Sir Alan Rudge will be appointed to office as a member of the Experian Board prior to Admission. Save for Paul Brooks, each of the Experian Directors previously held office as a member of the GUS Board, John Peace, David Tyler and Don Robert as GUS Executive Directors and Sir Alan Rudge as a GUS Non-Executive Director.

35.3 Experian Executive Directors

Don Robert will execute a new service agreement prior to the Demerger. For Paul Brooks, there are minor changes to his service agreement that will take effect upon the date on which the Experian Reduction of Capital becomes effective. Details of the service agreements following amendment are set out and described below.

Name	Position	Salary $'000 (from Demerger)	Maximum Bonus (% of salary)	Date employment commenced	Notice to terminate— employer (months)	Notice to terminate— employee (months)
Don Robert . . .	Chief Executive	1,300	100	2 April 2001	12	6
Paul Brooks . . .	Chief Financial Officer	500	100	7 April 1999	12	6

Each of the Experian Executive Directors will be entitled to medical insurance for himself and his spouse and any dependent children, company sick pay, life assurance and a car or car allowance. Don Robert will also be entitled to financial planning services on an annual basis, which includes assistance with completing his tax returns. Paul Brooks will also be provided with assistance to complete his tax returns.

The Experian Executive Directors will be eligible to participate in an annual bonus scheme established each year for executive level employees. For the year ending 31 March 2007 the on-target bonus opportunity will be 50% of base salary and the maximum bonus opportunity will be 100% of base salary. For the year ending 31 March 2008 the on target bonus opportunity will be 100% of base salary and the maximum bonus opportunity will be 200% of base salary. As disclosed in paragraph 7.1.5 above, the Experian Executive Directors will shortly be invited to participate in the GUS Co-Investment Plans in respect of bonuses payable for the year ending 31 March 2007. Awards will be made in 2007, after the Demerger, and will therefore be over Experian Shares but will, otherwise, be on the terms of the GUS Co-Investment Plans. Subject to the approval of GUS Shareholders at the EGM, Experian Group is proposing to adopt the Experian Co-Investment Plans, the principal features of which are summarised in paragraph 38.3 below.

Each of the Experian Executive Directors may be placed on garden leave during their notice period, the maximum garden leave period varies from six months (where notice is given by the Experian Executive Director) to 12 months (for Paul Brooks where notice is given by Experian Limited). For a period of 12 months after employment terminates, all of the Experian Executive Directors will be bound by non-compete covenants prohibiting engagement or involvement with a competitor and a non-poaching covenant prohibiting poaching of senior employees. The non-compete covenant for Paul Brooks is limited to engagement or involvement with any one of the competitive companies listed in his service agreement. In addition, for a period of 12 months after employment terminates, Paul Brooks and Don Robert will be bound by non-solicitation covenants.

Paul Brooks will participate in the GUS Pension Scheme up to a pensions earning cap, which is a defined benefit scheme and the Experian SURBS which provides additional benefits to executives. Don Robert will be provided with retirement benefits under an unfunded arrangement. These benefits are calculated on a final salary basis and are in a form which is similar to that of benefits provided to senior executives under the GUS Pension Scheme.

Upon termination of employment, at the absolute discretion of Experian Limited, Paul Brooks may be paid base salary alone in lieu of six months' notice (where notice is given by Paul Brooks) or 12 months' notice (where notice is given by Experian Limited). In accordance with Don Robert's service agreement with Experian Services Corporation ("**ESC**"), if his employment is terminated by ESC without cause he is entitled to the following severance payments: continued payment of monthly salary for 12 months from the termination date; 12 months' participation in welfare benefit plans in which he participated during his employment; and an annual bonus based on a 100% achievement of objectives payable in equal monthly instalments for 12 months. The same amounts are payable by ESC if Don Robert terminates the contract: (i) following material breach by ESC; or (ii) for Good Reason following a change of control of ESC (the Demerger is not a change in control under the agreement). Good Reason means during the six month period following a change of control, a material and substantial adverse reduction or change in Don Robert's position or if he is reassigned without his agreement to an office location more than 50 miles from Orange County, California.

Don Robert's service agreement also provides for the following payments to be made if the agreement terminates in the event of Don Robert's death (in addition to payments due but unpaid before death): a *pro rata* annual bonus for the bonus year to the termination date based on ESC's performance in that bonus year; and a lump sum equal to 12 months' base salary to be paid no later than 90 days after the date of death. If the employment is terminated due to Don Robert's disability he is entitled to the bonus as described immediately above (in addition to payments due but unpaid before termination). Any deferred compensation obligations with respect to Don Robert will be governed in accordance with the relevant plan rules.

Save for the benefits described above, the service contracts of each of the Experian Executive Directors do not provide for any benefits on the termination of employment. No termination payments will be payable to the Experian Executive Directors as a result of the Demerger.

35.4 Experian Senior Management

Upon termination of employment, at the absolute discretion of Experian Limited, John Saunders may be paid base salary alone in lieu of six months' notice (where notice is given by John Saunders) or 12 months' notice (where notice is given by Experian).

Upon termination of employment without cause, Chris Callero is entitled to a severance payment of one year's base salary. If Chris Callero's employment is terminated by Experian without cause or by Chris Callero for good reason (being any material and substantial adverse reduction or change in position, duties, responsibilities or authority but excluding reporting requirements) within two years following a "Change of Control" Chris Callero is entitled to a severance payment of two years' base salary. Change of Control is defined as: (i) any person other than GUS or any of its subsidiaries directly or indirectly acquiring 50% or more of the combined voting power of Experian; or (ii) a sale of all or substantially all of the assets of Experian to a third party. However, in no event shall an initial public offering of Experian's stock be deemed to be a Change of Control.

Save for the benefits described above none of the service contracts of the members of Experian Senior Management provides for any benefits on termination of employment. No termination payments will be payable to the members of Experian Senior Management as a result of the Demerger.

35.5 Experian Non-Executive Directors

The Experian Non-Executive Directors will execute appointment letters, subject to the Demerger and Admission reflecting the terms set out below. The Experian Non-Executive Directors are not eligible to participate in any incentive arrangements and their appointment other than John Peace may be terminated by provision of one month's notice from the Experian Non-Executive Directors or Experian Group.

With effect from Admission (or later as specified):

John Peace's fees will be £450,000 per annum from 1 April 2007. Part of this may be paid in Experian Shares if the Experian Board so determines subject to the provisions of Jersey law. John Peace will be provided with a car for both business and personal use in line with Experian policy and will be provided with office and secretarial support appropriate to his role as Chairman. He will also be provided with medical insurance for himself and his wife during his appointment as Chairman. The arrangements described above will not become effective until 1 April 2007 except for the provision of office and secretarial support. Experian Group and John Peace must each give six months' notice to terminate the appointment.

Sir Alan Rudge's fees will comprise the *pro rata* equivalent of his annual remuneration from GUS namely £45,000 in cash and 2,500 GUS Shares (which are normally purchased on the day following the GUS AGM). Sir Alan Rudge will be appointed to the Experian Board prior to Admission.

David Tyler's fees will comprise the *pro rata* equivalent of a non-executive director of GUS namely £35,000 in cash and 2,500 GUS Shares (which are normally purchased on the day following the GUS AGM). While David Tyler remains employed by GUS his non-executive fee from Experian Group will be offset against the salary paid by GUS in respect of his continued employment.

Prior to the Demerger David Tyler is the Finance Director of GUS. David Tyler's employment with GUS will terminate by reason of redundancy as a result of the Demerger. Following the Demerger, David Tyler's employment will continue until 31 March 2007 in order that he can manage legacy issues concerning the combined group and to provide an effective handover to the finance directors of Experian Group and ARG Holdings. From January 2007, GUS will agree to an earlier termination of David Tyler's employment at his request and on such termination will make a payment in lieu of notice to him in accordance with the terms of his service agreement. David Tyler's service agreement provides for a payment in lieu of 12 months' notice calculated on the basis of base salary, pension contributions and a payment for benefits in accordance with his service agreement. The effect of the Demerger on outstanding options and awards granted to David Tyler under the GUS Employee Share Plans will be as for other participants in such plans as described in paragraph 7 above, except he will not be eligible to participate in the Experian Reinvestment Plans. To the extent that his options and awards are exchanged for equivalent options and awards over Experian Shares, the new options and awards will not vest, become exercisable or lapse in connection with his termination of employment. In respect of such new awards and options, David Tyler will be treated as a good leaver for the purposes of the relevant plan rules if he ceases to be a Non-Executive Director of Experian Group except as a result of voluntary resignation (namely a resignation freely given by him, not in response to any action by Experian Group) or actions which would constitute gross misconduct. For the avoidance of any doubt, the performance conditions applicable to such awards and options must be met in accordance with the relevant plan rules. If he ceases to be a Non-Executive Director as a result of a voluntary resignation or for actions which would constitute gross misconduct his awards and options will lapse.

Experian Group will determine fees applicable to the year ending 31 March 2008 in due course and such fees may be paid in part in Experian Shares.

36 Experian Group Memorandum of Association

Experian Group's Memorandum of Association is available for inspection at the address specified in paragraph 53 below. Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its memorandum or articles of association. Accordingly, the memorandum of association of a Jersey company does not contain an objects clause.

37 Experian Group Articles

The Experian Articles to be adopted before Admission will include provisions to the following effect:

37.1 Alteration of share capital

Experian Group may by special resolution alter its share capital in any manner permitted by the Jersey Companies Law. Subject to the provisions of the Jersey Companies Law, Experian Group may by special resolution reduce its share capital, share premium account, capital redemption reserve or other undistributable reserve in any way.

37.2 Purchase of own shares

Subject to the Jersey Companies Law and the Listing Rules, Experian Group may purchase any of its own shares of any class, including any redeemable shares, provided that if there are in issue any shares which are admitted to the Official List and which are convertible into equity share capital of Experian Group of the class proposed to be purchased, Experian Group may not purchase or enter into a contract under which it will or may purchase such shares unless either the terms of issue of the convertible shares include provisions permitting Experian Group to purchase its own shares or provide for adjustment of the conversion terms upon such a purchase or the purchase or contract is first approved by special resolution of the holders of such convertible shares.

37.3 Share rights

Without prejudice to any special rights attached to any existing shares or class of shares, any share in Experian Group may be issued with such preferred, deferred or other special rights or restrictions as Experian Group may by special resolution determine.

Subject to the Jersey Companies Law and the Listing Rules, Experian Group may issue or convert any existing non-redeemable shares into shares which are, or at the option of Experian Group or the holder are liable, to be redeemed.

37.4 Allotment of securities and pre-emption rights

Subject to the provisions of the Jersey Companies Law and any resolution of Experian Group passed in a general meeting, all unissued shares are at the disposal of the Experian Directors and they may allot, grant options over or otherwise dispose of them to persons at such times and on such terms as they think proper provided that, although the Jersey Companies Law does not provide any statutory pre-emption rights, shares issued for cash by Experian Group must first be offered to existing shareholders (i.e. the provisions of section 89 of the Companies Act will be broadly replicated in the Experian Articles).

37.5 Share certificates

Every holder of shares in certificated form whose name is entered on the Experian Group register of members is entitled without payment to a certificate in respect of such shares. In the case of joint holders, delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

37.6 Forfeiture and lien

The Experian Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares, subject to the terms of allotment of such shares. Each member shall (subject to being given at least 14 days' notice in writing specifying the time or times and place of payment) pay to Experian Group the specified amount called on his shares. If a member fails to pay in full any call or instalment of a call on or before the due date for payment, the Experian Directors may at any time thereafter serve a notice in writing to him requiring payment of such unpaid amount together with any interest accrued thereon and any expenses incurred by Experian Group by reason of such non-payment. Interest shall accrue on any sums which are unpaid from the day appointed for payment thereof to the time of actual payment at such rate as the Experian Directors may determine (although this shall not exceed 15% per annum). The notice shall state that in the event of non-payment in accordance with the notice, the shares on which the call has been made will be liable to be forfeited.

Experian Group shall have a first and paramount lien on every share (not being a fully-paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share. The Experian Directors may waive any lien which has arisen. Experian Group may sell,

in such manner as the Experian Directors think fit, any share on which Experian Group has a lien if any sum in respect of which the lien exists is presently payable and is not paid within 14 days after a notice of intention to sell the share in default of payment shall have been given to the holder of the share.

37.7 Variation of rights

Subject to the provisions of the Jersey Companies Law, the special rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of two-thirds in nominal value of the issued shares of the class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class.

37.8 Transfer of shares

37.8.1 Any member may transfer all or any of his certificated shares by an instrument of transfer in writing in any usual or common form or in any other form acceptable to the Experian Directors. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer may be under hand only.

37.8.2 All transfers of shares which are in uncertificated form shall, subject to the Jersey CREST Regulations, be effected by means of a relevant system.

37.8.3 The Experian Directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of certificated shares, which are not fully-paid shares, provided that the refusal does not prevent dealings in the shares of that class from taking place on an open and proper basis.

37.8.4 The Experian Directors may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged at the office or at another place appointed by the Experian Directors accompanied by the certificate for the share to which it relates and such other evidence as the Experian Directors may reasonably require to show the right of the transferor to make the transfer;

(ii) is in respect of one class of share only; and

(iii) is in favour of not more than four persons.

37.8.5 If the Experian Directors refuse to register a transfer of a share in certificated form, they shall send the transferee notice of the refusal within two months after the date on which the instrument of transfer was lodged with Experian Group.

37.8.6 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to a share.

37.9 General meetings

37.9.1 All general meetings of Experian Group other than annual general meetings shall be called extraordinary general meetings.

37.9.2 Except for the annual general meeting, the Experian Directors shall convene and Experian Group shall hold general meetings as extraordinary general meetings in accordance with the Jersey Companies Law. The Experian Directors may call general meetings whenever they think fit. On the requisition of members pursuant to the provisions of the Jersey Companies Law, the Experian Directors shall promptly convene an extraordinary general meeting.

37.9.3 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 clear days' written notice. All other extraordinary general meetings shall be called by at least 14 days' written notice. Subject to the provisions of the Jersey Companies Law, the provisions of the Articles and to any restrictions imposed on any shares, the notice shall be sent to all the members, to each of the directors and to the auditors.

37.9.4 The notice shall specify the time and place of the meeting and the general nature of the business to be transacted at the meeting.

37.9.5 In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall contain a statement to that effect.

37.9.6 Experian Group may specify in the notice a time, which may not be more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Experian Group register in order to have the right to attend and vote at the meeting. The meeting may take place in more than one location at the same time.

37.9.7 Any resolution (other than a procedural resolution) put to the vote at the meeting shall be decided on a poll. Procedural resolutions shall be decided on a show of hands, unless a poll is demanded by:

(i) the chairman of the meeting;

(ii) no fewer than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares in Experian Group conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

37.9.8 A poll shall be taken in such manner as the chairman of the meeting may decide.

37.9.9 An Experian Director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the capital of Experian Group.

37.9.10 The chairman may at any time, without the consent of the meeting, adjourn the meeting.

37.10 Voting rights

Subject to any special rights or restrictions as to voting attached to any shares, on a show of hands every member who is present in person or by proxy shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. On a poll, a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A member may appoint more than one proxy.

No member shall be entitled to vote at any general meeting unless all moneys presently payable by him in respect of shares in Experian Group have been paid. A shareholder which has been duly served with a notice (equivalent to a notice under section 212 of the Companies Act for UK companies or because the shareholder has not provided to the company the information it would have been required to notify under section 198 of the Companies Act for UK companies) and which is in default for a period of 14 days in supplying Experian Group with the information requested shall not be entitled to attend or vote personally or by proxy at shareholders' meetings.

37.11 Experian Directors

37.11.1 Appointment of Experian Directors

Unless otherwise determined by ordinary resolution, the number of Experian Directors shall be not less than three nor more than 20. Experian Directors may be appointed by ordinary resolution or by the Experian Board. Subject to the provisions on rotation of Experian Directors, an Experian Director appointed by the Experian Board holds office only until the next following annual general meeting and if not re-appointed at such annual general meeting, shall vacate office at its conclusion.

The Experian Directors may appoint any one or more of their body to be Experian Executive Directors and confer on them any powers exercisable by them as the Experian Directors think fit.

37.11.2 Age of Experian Directors

No age limit shall apply to Experian Directors.

37.11.3 No share qualification

An Experian Director shall not be required to hold any shares in the capital of Experian Group by way of qualification.

37.11.4 Retirement of Experian Directors by rotation

Each Experian Director shall retire at the Annual General Meeting held in the third calendar year following the year in which he was elected or last re-elected and unless he has agreed to retire at the annual general meeting, he shall be eligible for re-election.

37.11.5 Remuneration of Experian Directors

The emoluments of any Experian Director holding executive office for his services as such shall be determined by the Experian Board, and may be of any description.

The ordinary remuneration of the Experian Directors who do not hold executive office for their services shall be limited to £1.5 million per annum, or such higher amount as may be determined by ordinary resolution (including amounts payable under any other provision of the Articles).

Any Experian Director who does not hold executive office, serves on any committee of the Experian Board and performs services outside the scope of the ordinary duties of an Experian Director, may be paid such extra remuneration as the Experian Board may determine.

In addition to any remuneration to which the Experian Directors are entitled under the Experian Articles, they may be paid all reasonable expenses as they may incur in attending and returning from meetings of the Experian Directors or of any committee of the Experian Directors or shareholders meetings or otherwise in connection with the business of Experian Group.

The Experian Board may provide benefits, whether by the payment of gratuities or pensions or by other retirement, superannuation, death or disability benefits or otherwise, for any past or present Experian Director by, and for any member of his family or any person who is or was dependent on him.

37.11.6 Permitted interests of Experian Directors

Subject to the provisions of the Jersey Companies Law, and provided that he has disclosed to the Experian Board the nature and extent of any direct or indirect interest which conflicts or may conflict to a material extent with the interests of Experian Group, an Experian Director notwithstanding his office:

(i) may be a party to, or otherwise interested in, any transaction or arrangement with Experian Group in which Experian Group is otherwise interested;

(ii) may act by himself or his firm in a professional capacity for Experian Group (otherwise than as auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not an Experian Director;

(iii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by Experian Group or in which Experian Group is otherwise interested; and

(iv) shall not, by reason of his office, be accountable to Experian Group for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

37.11.7 Restrictions on voting

An Experian Director shall not vote on any resolution of the Experian Board concerning a matter in which he has a direct or indirect interest which conflicts or may conflict to a material extent with the interests of Experian Group but these prohibitions shall not apply to:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of, or for the benefit of, Experian Group or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of Experian Group or any of its subsidiary undertakings for which the Experian Director has assumed responsibility (in whole or part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) a proposal concerning an offer of shares, debentures or other securities of Experian Group or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise, if he and any persons connected with him do not to his knowledge hold an interest representing 1% or more of either any class of the equity share capital of such body corporate (or any other body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this paragraph to be a material interest in all circumstances);

(v) a proposal for the benefit of employees of Experian Group or of any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi) a proposal concerning: (a) any insurance which Experian Group is empowered to purchase or maintain for, or for the benefit of, any Experian Directors or for persons who include Experian Directors; or (b) indemnities in favour of the Experian Directors; or (c) the funding of expenditure by one or more Experian Directors on defending proceedings against him or them; or (d) doing anything to enable such Experian Director or Experian Directors to avoid incurring such expenditure.

37.11.8 Board Meetings

Experian Board meetings shall not take place in the UK.

37.11.9 Borrowing powers

The Experian Board may exercise all the powers of Experian Group to borrow money, to guarantee, to indemnify, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of Experian Group or of any third party.

The Experian Directors must restrict the borrowings of Experian Group so that the aggregate amount outstanding in respect of borrowings by Experian shall not, without an ordinary resolution of Experian Group, exceed US$9 billion.

37.11.10 Indemnity of officers

Subject to the provisions of the Jersey Companies Law every Experian Director or other officer of Experian Group shall be indemnified out of the assets of Experian Group against any liability incurred by him by reason of having been an Experian Director.

37.12 Dividends and other distributions

37.12.1 Subject to the provisions of the Jersey Companies Law, Experian Group may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Experian Directors.

37.12.2 Subject to the provisions of the Jersey Companies Law, the Experian Directors may pay fixed and interim dividends if and in so far as in the opinion of the Experian Directors the profits of Experian Group justify such payments. If the Experian Directors act in good faith, they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend.

37.12.3 Experian Group may, upon the recommendation of the Experian Directors, by ordinary resolution, direct payment of a dividend in whole or in part *in specie* and the Experian Directors shall give effect to such resolution.

37.12.4 Dividends shall be announced in US Dollars but paid in pounds sterling (based on an exchange rate at the time the dividend is announced), unless shareholders elect to receive their dividends in US Dollars.

37.12.5 Except as otherwise provided by the rights attaching to any class of shares or the terms of issue thereof or pursuant to the Income Access Share Arrangements, all dividends shall be apportioned and paid *pro rata* according to the amounts paid on the shares during any period or portions of the period in respect of which the dividend is paid.

37.12.6 No dividend or other moneys payable in respect of a share shall bear interest against Experian Group.

37.12.7 The Experian Directors may retain any dividend or moneys payable in respect of a share on which Experian Group has a lien.

37.12.8 The Experian Directors may deduct from any dividend or other moneys payable to a holder of shares on or in respect of such shares all sums of money (if any) presently payable by the holder to Experian Group on account of calls or otherwise in relation to such shares.

37.12.9 Any dividend unclaimed after a period of 10 years from the date on which such dividend was declared or became due for payment shall be forfeited and revert to Experian Group.

37.12.10 The Experian Directors may, if authorised by an ordinary resolution of Experian Group, offer any holder of shares the right to elect to receive shares by way of scrip dividend instead of cash.

37.12.11 Experian Shareholders may elect to receive their dividends from a UK source via the income access arrangements put in place with GUS. All Experian Shareholders can elect to receive their dividends this way and all Experian Shareholders who hold fewer than 50,000 Experian Shares will be deemed to have so elected unless they notify Experian Group in writing to the contrary. If it is not possible to pay shareholders all of their dividends from UK-sourced income, then the shortfall will be made up out of dividends on Experian Group ordinary shares. The Income Access Share Arrangements may be suspended or terminated at any time and for any reason by Experian Group, without financial recompense, for example, as a result of changes in relevant tax law.

37.13 Winding up

Except as provided by the rights and restrictions attached to any class of shares, the holders of Experian's Shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. Experian Group may, with the sanction of a special resolution and any other sanction required by the Jersey Companies Law, divide among the members *in specie* the whole or any part of the assets of Experian Group and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

In addition, shareholders should be aware of the differences between English and Jersey company law set out below.

37.14 Disclosure of beneficial ownership

Although Jersey Companies Law does not contain equivalent provisions to section 198 or 212 of the Companies Act, the Experian Articles will provide broadly equivalent provisions and will provide that if at any time any member, or any other person (as appropriate) has been served with a notice from the company and is in default for a period of 14 days supplying to Experian Group the information thereby required, then the Experian Board may, in its absolute discretion by notice in writing (a "**direction notice**") to such member direct that:

37.14.1 in respect of the shares in relation to which the default occurred (the "**default shares**", which shall include any share issued after the date of the notice in respect of such shares) the member shall not (for so long as the default continues) nor shall any transferee to whom any of such shares are transferred (other than pursuant to an approved transfer) be entitled to vote either personally or by proxy at a shareholders' meeting or to exercise any other right confirmed by membership in relation to shareholder meetings; and

37.14.2 where the default shares represent 0.25% or more of the issued shares of the class in question, the direction notice may additionally direct that in respect of the default shares:

(i) no payment shall be made by way of dividend and no share shall be allotted in lieu of payment of a dividend; and

(ii) no transfer of any default share shall be registered unless:

(a) the transfer is an approved transfer; or

(b) the member is not himself in default as regards supplying the information required and the transfer is part only of the member's holding and when presented for registration, is accompanied by a certificate from the member in a form satisfactory to the Experian Board to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer is a default share.

Any direction notice shall cease to have effect in relation to any shares transferred by such member in accordance with the provisions described in paragraph 37.14.2(ii) above.

37.15 Restrictions on US Shareholders

The Experian Articles are expected to contain a limitation on the holding of Experian Shares by US persons (subject to certain exemptions) in order to avoid SEC registration requirements and a provision pursuant to which such persons may be forced to sell their Experian Shares if such limitation is exceeded. Such sales will occur at the prevailing market price for the Experian Shares on the London Stock Exchange and the proceeds of sale (less any applicable fees, expenses or withholding taxes) will be remitted in pounds sterling. It may be possible that the sale of such Experian Shares may result in an investment loss for such holders depending on the prevailing market price of the Experian Shares at the time of sale or may result in capital gains or other taxes becoming payable by the former holder of such Experian Shares.

37.16 Differences between English and Jersey company law

There are a number of differences between the Companies Act and the Jersey Companies Law which may impact upon the rights of holders of Experian Shares. The salient differences include (without limitation) the following:

37.16.1 the Jersey Companies Law does not confer statutory pre-emption rights on shareholders relating to new share issues;

37.16.2 the directors do not need the sanction of the shareholders to issue and allot shares;

37.16.3 there is no concept of treasury shares under the Jersey Companies Law;

37.16.4 there is no concept of an extraordinary resolution under the Jersey Companies Law and a special resolution is required to be passed by two-thirds of shareholders present (in person or by proxy) at the relevant meeting;

37.16.5 the circumstances in which the Jersey Companies Law permits a Jersey company to indemnify its directors in respect of liabilities incurred by the directors in carrying out their duties are limited, albeit in a slightly different manner to English companies. In particular, there is no express right for a Jersey company to pre-fund a director's defence costs;

37.16.6 the Jersey Companies Law does not require the directors of a Jersey company to disclose to the company their beneficial ownership of any shares in the company (although they must disclose to the company the nature and extent of any direct or indirect interest which conflicts with, or may conflict with, a transaction into which the company is proposing to enter). Similarly, the Jersey Companies Law does not grant the directors of a Jersey company a statutory power to request information concerning the beneficial ownership of shares;

37.16.7 under the Jersey Companies Law, shareholders holding not less than one tenth of the total voting rights of the shareholders of the company may requisition a meeting of shareholders;

37.16.8 under the Jersey Companies Law, at a meeting of shareholders, a poll may be demanded in respect of any question by: (i) no fewer than five shareholders having the right to vote on the question; or (ii) a shareholder or shareholders representing not less than one tenth of the total voting rights of all shareholders having the right to vote on the question; and

37.16.9 under Jersey law, the two procedures for dissolving a Jersey company are winding up and *désastre*. Concepts such as receivership, administration and voluntary arrangements do not exist under Jersey law. The concept of a winding up is broadly similar to that under English law, except that under Jersey law, a winding up may only be commenced by the Jersey company and not by one of its creditors. If the company is solvent the winding up will be a summary winding up. If the company is insolvent, the winding up will be a creditors' winding up. A creditor wishing to dissolve a Jersey company would seek to have the company's property declared *en désastre* (literally meaning "in disaster"). If the company's property is declared *en désastre*, all of the powers and property of the company (whether present or future or situated in Jersey or elsewhere) are vested in the Viscount (an officer of the court). The role of the Viscount is similar to that of a liquidator. The Viscount's principal duty is to act for the benefit of the company's creditors, he is not under an obligation to call any creditors' meetings although he may do so.

This list is intended to be illustrative only and does not purport to be exhaustive or to constitute legal advice. Any GUS Shareholders wishing to obtain further information regarding their rights as an Experian Shareholder under Jersey law should consult their Jersey legal advisers.

Article 58 of the Jersey Companies Law prohibits a Jersey company (and each of its subsidiaries which is a Jersey company) from giving financial assistance, directly or indirectly, for the purpose of the acquisition of shares in that Jersey company.

Prior to the commencement of the Scheme, the Experian Subscribers will pass a special resolution sanctioning all of the actions to be taken by Experian Group in connection with the Scheme and the Experian Offer to the extent that any of those actions would or might otherwise constitute the giving of unlawful financial assistance, whether directly or indirectly, for the purpose of the acquisition of Experian Shares pursuant to Article 58 of the Jersey Companies Law. Such actions may not constitute financial assistance under the Companies Act.

38 Experian Employee Share Plans

38.1 Introduction

38.1.1 Policy

The Experian Directors believe that share ownership will form a vital part of the culture and incentive structure of the business. Experian is therefore proposing to offer shares to virtually all employees worldwide.

Experian will operate in a globally competitive environment for management talent, not just from competitor employers but also from private equity funds offering significant

investment opportunities. To support the achievement of the business plan underlying its investment case and offer executive management the opportunity to commit to the business in the medium term, Experian Group is proposing a three part equity incentive structure:

- a plan which allows a one-off reinvestment of interests under the GUS Co-Investment Plans into Experian Shares in return for the opportunity to earn further matching shares;
- accelerated grants of normal share and option awards to provide maximum impact on the listing of Experian Group and maximum incentive to achieve the business plan; and
- in the context of a culture and remuneration structure which will be very strongly performance related, annual participation in co-investment, performance share and share option plans. The first normal annual awards will not be made until 2009 because of the accelerated grant of awards and options.

In addition, employees generally will be encouraged to participate in Experian Group as shareholders through all-employee share plans.

Accordingly, Experian Group is proposing to adopt the following plans, subject to the approval of GUS Shareholders at the EGM:

- Experian Reinvestment Plan and Experian North America Reinvestment Plan;
- Experian Co-Investment Plan and Experian North America Co-Investment Plan;
- Experian Performance Share Plan;
- Experian Share Option Plan;
- Experian UK Approved Sharesave Plan and similar plans to operate outside the UK; and
- Experian UK Approved All-Employee Plan and Experian Free Shares Plan.

The principal features of these plans are summarised below.

In addition, there will be an Experian employee benefit trust or trusts which may be used to provide Experian Shares to some or all employees in connection with some or all of the Experian Employee Share Plans.

The Experian Group remuneration committee (the "**Experian Committee**") will be responsible for determining the basis on which Experian Executive Directors and other selected executive management participate in the Experian Employee Share Plans. Grants to Experian Executive Directors will, normally, be subject to performance conditions.

38.1.2 Dilution limits

Shares can be issued under any of the Experian Employee Share Plans. In any 10 year period, not more than 10% of the issued ordinary share capital of Experian Group may be issued or committed to be issued under employee share plans operated by Experian Group. In addition, in any 10 year period, not more than 5% of the issued ordinary share capital of Experian Group may be issued or committed to be issued under discretionary share plans adopted by Experian Group. Due to its critical role in securing executives' medium-term commitment to the business and its one-off nature, matching awards under the Experian Reinvestment Plan and the Experian North America Reinvestment Plan will not count towards these limits. The maximum reinvestment opportunity under the Experian Reinvestment Plan and the Experian North America Reinvestment Plan is set out in paragraph 38.2.2.

38.1.3 Timing of operation

Around the time of Admission, awards will be granted on a one-off basis under the Experian Reinvestment Plans, the Experian Performance Share Plan, the Experian Share Option Plan, the Experian UK Approved All-Employee Plan and the Experian Free Shares Plan. Going forward, the Experian Employee Share Plans (other than the Experian Reinvestment Plans) will, normally, only be operated within six weeks of the announcement of results. Such plans will not be operated after the tenth anniversary of their approval by the GUS Shareholders.

38.1.4 Amendments

The rules of the Experian Employee Share Plans may be amended by the Experian Directors. However, prior shareholder approval will be required to amend certain provisions if the amendments are to the advantage of participants. These provisions relate to: eligibility; individual and plan limits; the basis for determining entitlements to shares; rights attaching to shares; rights in the event of a variation in Experian Group's share capital; and the amendment powers. Shareholder approval is not required to make minor amendments to the rules to facilitate the administration of the relevant plan, which relate to any change in legislation, or which will obtain or maintain favourable tax, exchange

control or regulatory treatments for any participating company or any participant. Where appropriate, amendments are subject to the approval of HM Revenue & Customs.

38.1.5 Other provisions in the Experian Employee Share Plans

Awards under the Experian Employee Share Plans are not pensionable.

Participants will not have dividend or voting rights in respect of Experian Shares under award or option until such Experian Shares have been issued or transferred to them. Participants in the Experian Reinvestment Plan and the Experian Co-Investment Plan will have dividend and voting rights in respect of reinvested and invested shares. On the vesting of awards under the Experian Reinvestment Plans, the Experian Co-Investment Plans and the Experian Performance Share Plan, participants will receive a payment in cash or shares equal to the value of dividends which would have been payable on the vested shares during the vesting period. Participants in the Experian UK Approved All-Employee Plan have dividend rights and, at the discretion of Experian Group, voting rights in respect of shares held under the plan and may be offered the opportunity to reinvest dividends in further shares up to a maximum of £1,500 a year.

In the event of a variation in the share capital of Experian Group, a demerger and/or special dividend, the Experian Committee or the board, as appropriate, may adjust awards under the Experian Employee Share Plans as they consider appropriate. Where necessary, adjustments are subject to the approval of HM Revenue & Customs.

Any shares issued under the Experian Employee Share Plans will rank equally in all respects with shares of the same class in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment.

Under the Experian Reinvestment Plan, the Experian North America Reinvestment Plan, the Experian Co-Investment Plan, the Experian North America Co-Investment Plan and the Experian Performance Share Plan, an award gives the participant the right to receive free Experian Shares subject to the satisfaction of certain conditions and continued employment. An award can take the form of: (i) a conditional allocation of, or conditional right to, Experian Shares which will be receivable at the end of a specified period; (ii) a nil or nominal cost option which becomes exercisable at the end of the specified period; or (iii) an award of forfeitable Experian Shares, where the participant becomes the owner of the Experian Shares on allocation but subject to forfeiture if certain conditions are not met or the executive leaves employment. Under the Experian Share Option Plan, awards will be in the form of market value options to acquire Experian Shares.

38.2 Experian Reinvestment Plan and Experian North America Reinvestment Plan

38.2.1 Outline

The Reinvestment Plan and the North America Reinvestment Plan give participants in the GUS Co-Investment Plan and the GUS North America Co-Investment Plan a one-off opportunity to reinvest their 2004 and 2005 awards under such co-investment plans (which would otherwise vest on Court sanction) in Experian Shares and receive additional matching Experian Shares. The receipt of matching shares is subject to the satisfaction of a performance condition, the retention of reinvested awards and continued employment.

Awards will be granted around the time of Admission and no further awards will be granted under the Reinvestment Plans.

38.2.2 Eligibility

Participants in the GUS Co-Investment Plan and the GUS North America Co-Investment Plan who are employed in the Experian Business may be invited to participate in the Experian Reinvestment Plan or the Experian North America Reinvestment Plan. If all participants in the Experian Reinvestment Plans reinvest to the maximum extent, up to approximately 2.5 million GUS Shares can be reinvested. In addition, a limited number of selected senior executives may be invited to participate in the Experian Reinvestment Plan and invest up to £2.5 million in aggregate in Experian Shares and a limited number of selected senior executives of Interactive may be invited to participate in the Experian North America Reinvestment Plan and invest up to US$15 million in aggregate in Experian Shares.

38.2.3 Grant and vesting of awards

Under the Reinvestment Plan, a participant may reinvest all or some of his invested shares (including the sale proceeds of invested shares which are exchanged for ARG Shares under the Scheme) and matching awards under the 2004 and 2005 operations of the GUS Co-Investment Plan and the GUS North America Co-Investment Plan. If he agrees to reinvest such invested shares and/or matching awards (**"reinvested awards"**), he will be granted a matching award of Experian Shares. The matching award will be calculated on

the basis of two Experian Shares for each Experian Share reinvested by the participant (determined on a gross basis).

A matching award will vest subject to a performance condition (described in more detail below) to be measured over a three year performance period and provided the participant remains in employment and he retains his reinvested awards until the third anniversary of grant.

The first 50% of a matching award will vest subject to satisfaction of a performance condition relating to a sliding scale of growth in Experian Group's profit before tax (**"PBT"**) over a three year period. The threshold for vesting will be growth in PBT of 7% per year at which 30% of this part of the matching award will vest, rising on a straight-line basis to 100% of this part of the award vesting at growth in PBT of 14% per year. This part of the matching award will vest in two equal tranches on the fourth and fifth anniversaries of grant.

The remaining 50% of the matching award will be time-based and will vest as to 50% of this part of the matching award on the third anniversary of grant and as to 25% on each of the fourth and fifth anniversaries of grant.

38.2.4 Leaving employment

Reinvested awards will be released when the participant ceases to be employed by Experian.

An unvested matching award will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement, redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the Experian Committee, the matching award held by that participant will vest as follows, unless the Experian Committee decides otherwise. In respect of the performance-based element of the matching award, the award will continue and will vest on the fourth and fifth anniversaries of the date of grant, subject to the satisfaction of the performance condition over the three year performance period. The number of Experian Shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. In respect of the time-based element of the matching award, the award will vest on the vesting dates. The number of shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the three, four and five year vesting periods during which the participant was not in employment. If a participant dies, his matching award will be treated in the same way, except the performance-based element of the matching award will vest immediately and will only be pro rated for time.

38.2.5 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their matching awards for equivalent awards over shares in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's matching award is exchanged and he leaves employment within six months of the relevant event due to redundancy or termination at the instigation of his employer without cause, his matching award will immediately vest. The performance-based element of the matching award will vest immediately in full and the time-based element will be pro rated in the same way as for other good leavers.

If matching awards are not exchanged, they will vest immediately on the following basis. In respect of the performance-based part, the performance condition will not apply and the number of Experian Shares vesting will be time pro rated to take account of the proportion of the three year performance period prior to the relevant event. The time-based element will be pro rated based on the length of the vesting periods which have elapsed prior to the relevant event. Reinvested shares will be released to the participants.

38.2.6 Experian North America Reinvestment Plan

The North America Reinvestment Plan operates in a similar way to the Reinvestment Plan except as described below.

Matching awards will be granted under the North America Reinvestment Plan. For US tax reasons, reinvested awards, which will be considered "non-qualified deferred compensation" under section 409A of the US Internal Revenue Code, will continue to be governed by the terms of the existing GUS North America Co-Investment Plan (and the deferral election forms which participants will be required to complete under the plan). Certain aspects of the GUS North America Co-Investment Plan are to be amended to enable Experian Group to assume the plan after the Demerger and to comply with the requirements of section 409A of the US Internal Revenue Code. In particular, in the case of termination of employment of an executive who qualifies as a "key employee" under section 409A, the Experian Shares underlying the executive's reinvested awards will not be

released until six months after termination of employment. In addition, in the context of a change of control, merger or reorganisation of Experian Group, the Experian Shares underlying the reinvested awards will only be released to the participant if the change of control, merger or reorganisation event qualifies as a permissible distribution event for the purposes of section 409A.

38.3 Experian Co-Investment Plan and Experian North America Co-Investment Plan

38.3.1 Outline

The Co-Investment Plan and the North America Co-Investment Plan give participants an opportunity to invest up to a maximum of 100% of their annual bonus in Experian Shares and to receive additional matching Experian Shares. The receipt of matching shares is subject to the satisfaction of a performance condition, retention of invested shares and continued employment. These plans will not be operated before the financial year ending 31 March 2009, except to attract new hires, recognise promotion and for retention purposes.

38.3.2 Eligibility

Experian Executive Directors and employees of Experian Group and its subsidiaries may be invited to participate in the Co-Investment Plans. It is currently intended that only selected senior management will be invited to participate in the plans.

38.3.3 Grant and vesting of matching awards

If an Experian Executive Director or employee agrees to invest all or part of his annual bonus in Experian Shares under the Co-Investment Plan ("**invested shares**"), he will be granted a matching award of Experian Shares. The matching award will be calculated on the basis of a maximum of one Experian Share for each invested share (determined on a gross basis). In exceptional circumstances, the Experian Committee may calculate the matching award on the basis of a maximum of a two for one match.

Matching awards will vest subject to a performance condition, determined by the Experian Committee at the time of the grant, provided the participant remains in employment and retains his invested shares.

38.3.4 Leaving employment

Invested shares will be released when the participant ceases to be employed by Experian.

Unvested matching awards will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement, redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the Experian Committee, matching awards held by that participant will vest as follows, unless the Experian Committee decides otherwise. The matching award will continue and will vest subject to the satisfaction of the performance condition over the performance period. The number of shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. If a participant dies, his matching awards will vest immediately and will only be pro rated for time.

38.3.5 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their awards for equivalent awards over shares in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's award is exchanged and he leaves employment within six months for redundancy or termination at the instigation of the employer without cause, his matching award will vest immediately subject to satisfaction of the performance condition and time pro rating as for good leavers.

If matching awards are not exchanged, they will immediately vest on the following basis. The performance condition will apply and the number of shares which vest will be time pro rated to take account of the proportion of the performance period prior to the relevant event.

38.3.6 Experian North America Co-Investment Plan

Experian employees in the US business may be invited to participate in the North America Co-Investment Plan which operates in a similar way to the Co-Investment Plan except as described below.

Participants in the North America Co-Investment Plan will be awarded conditional rights to receive Experian Shares (rather than actual Experian Shares) in lieu of the annual bonus they elect to defer under the plan. Such rights are fully vested but, in the ordinary course, Experian Shares will be released to the participant only at the end of the deferral period. These rights will be considered "non-qualified deferred compensation" under section 409A of the US Internal Revenue Code. Accordingly, certain features of the North America Co-Investment Plan have been modified from the Co-Investment Plan to comply with section 409A. In particular, in the case of termination of employment of an executive who qualifies as a "key employee" under section 409A, the Experian Shares underlying the executive's conditional right will not be released until six months after termination of employment. In addition, in the context of a change of control, merger or reorganisation of Experian Group, the Experian Shares underlying the right will only be released to the participant if the change of control, merger or reorganisation event qualifies as a permissible distribution event for the purposes of section 409A.

Matching awards under the North American Co-Investment Plan are expected to be exempt from the requirements of section 409A.

38.4 Experian Performance Share Plan

38.4.1 Outline

The Performance Share Plan gives participants the right to receive free shares subject to the satisfaction of certain conditions and continued employment.

Awards will be made under the Performance Share Plan around the time of Admission. It is envisaged that the plan will not then be operated until 2009, except to attract new hires, recognise promotion and for retention purposes.

38.4.2 First operation of the Experian Performance Share Plan

Awards will be made to the Experian Executive Directors and executive management around the time of Admission. The market value of Experian Shares subject to such an award will be up to a maximum of 200% of the participant's basic salary at the time of award. Awards will be made subject to a performance condition to be measured over a three year performance period with a five year vesting period. The performance condition will be in two separate parts. 50% of the award will vest according to the performance of Experian Group's total shareholder return ("**TSR**") relative to a group of comparator companies. None of this part of the award will vest if Experian Group's TSR is below median for the comparator group, 25% will vest at median rising on a straight-line basis to 100% of this part of the award vesting for upper quartile performance or better. The other 50% of the award will vest for achievement against a sliding scale of growth in profit before tax ("**PBT**"). The threshold for vesting will be growth in PBT of 7% per year at which 25% of this part of the award will vest, rising on a straight-line basis to 100% of this part of the award vesting at growth in PBT of 14% per year.

38.4.3 Eligibility

Awards may be made to Experian Executive Directors and employees of Experian Group and its subsidiaries. It is currently intended that awards will only be made to selected senior management.

38.4.4 Grant and vesting of awards

The market value of Experian Shares proposed to be awarded to a participant in respect of any year will be up to a maximum of 200% of his basic salary at the time of award. In exceptional circumstances, the plan rules allow awards up to an absolute maximum of 400% of basic salary. The performance condition for the first operation of the Performance Share Plan is described above. For subsequent operations, awards may be made subject to an appropriate performance condition determined by the Experian Committee at the time of operation.

Awards will vest at the end of the specified vesting period, which will be at least three years, subject to satisfaction of applicable performance conditions and continued employment.

38.4.5 Leaving employment

Unvested awards will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement (excluding US employees), redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the Experian Committee, awards will vest as follows, unless the Experian Committee decides otherwise. The award will continue and will vest subject to the satisfaction of the performance condition over the performance

period. The number of Experian Shares vesting will be reduced on a *pro rata* basis to take account of the proportion of the performance period when the participant was not in employment. For awards made at the time of Admission, if the performance period is complete but not the vesting period at the time of cessation of employment, awards will vest on the vesting date to the extent the performance condition is satisfied. If a participant dies, his awards will vest immediately and will only be pro rated for time.

38.4.6 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their awards for equivalent awards in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's award is exchanged and he leaves employment within six months for redundancy or termination at the instigation of the employer without cause, his award will vest immediately subject to satisfaction of the performance condition and time pro rating as for good leavers.

If awards are not exchanged, they will immediately vest on the following basis. The performance condition will apply and the number of shares which vest will be time pro rated to take account of the proportion of the performance period which has elapsed prior to the relevant event.

Awards made under the first operation of the Performance Share Plan will be treated in the same way except, where awards vest, the number of Experian Shares will be time pro rated but performance conditions will not be applied.

38.5 Experian Share Option Plan

38.5.1 Outline

Under the Share Option Plan options will be granted at market value. UK approved options can be granted under the rules as summarised below, subject to such modifications as are necessary to comply with the relevant UK tax legislation.

Options will be granted around the time of Admission. It is envisaged that the plan will not then be operated until 2009, except to attract new hires, recognise promotion and for retention purposes.

38.5.2 First operation of the Experian Share Option Plan

Options will be granted around the time of Admission to selected key executives of Experian Group and its subsidiaries, but excluding the Experian Executive Directors and the most senior group of executives. The market value of Experian Shares subject to such option will be up to a maximum of 200% of the participant's basic salary at the time of grant. 50% of Experian Shares under option will vest after three years and the remaining 50% after four years provided the participant remains in employment. There are no performance conditions.

38.5.3 Eligibility

Options may be granted to Experian Executive Directors and employees of Experian Group and its subsidiaries. It is currently intended that options will only be granted to selected senior management.

38.5.4 Grant and exercise of options

The market value of Experian Shares over which it is proposed options may be granted to a participant in respect of any year will be up to a maximum of 200% of his basic salary at the time of award. In exceptional circumstances, the plan rules allow grants up to an absolute maximum of 400% of basic salary. Options may be granted subject to an appropriate performance condition determined by the Experian Committee at the time of grant.

Options will vest in accordance with their terms and subject to satisfaction of applicable performance conditions and continued employment.

38.5.5 Leaving employment

Unvested options will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, retirement at normal retirement date or earlier by agreement (excluding US employees), redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the Experian Committee, options will continue, unless the Experian Committee decides otherwise, and become exercisable at the end of the performance period to the extent that the performance condition is satisfied but

the number of shares which can be acquired will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. However, options granted under the first operation of the plan will, unless the Experian Committee decides otherwise, become exercisable on the vesting dates but the number of shares which can be acquired will be reduced on a *pro rata* basis to take account of the proportion of the three or four year vesting period during which the participant was not in employment. If a participant dies, his options will be exercisable in full. Options will remain exercisable for six months and will then lapse except on death when there is a 12 month exercise period.

38.5.6 Change of control, merger or other reorganisations

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their options for equivalent options in the acquiring company. If, on a change of control (other than an internal reorganisation), a participant's option is exchanged and he leaves employment within six months for redundancy or termination at the instigation of the employer without cause the option will become exercisable at the end of the performance period to the extent applicable performance conditions have been satisfied but the number of shares which can be acquired will be reduced on a *pro rata* basis to take account of the proportion of the performance period during which the participant was not in employment. However, options granted under the first operation of the plan will vest on the vesting dates but the number of shares which can be acquired on exercise will be reduced on a *pro rata* basis to take account of the proportion of the three or four year vesting period which has elapsed prior to the relevant event. In both cases, options will be exercisable for six months and will then lapse.

If options are not exchanged, they will immediately become exercisable to the extent applicable performance conditions have been satisfied. However, awards granted under the first operation of the plan will vest immediately but the number of Experian Shares which can be acquired on exercise will be reduced on a *pro rata* basis to take account of the proportion of the three or four year vesting period which has elapsed prior to the relevant event. In both cases, options will be exercisable for six months and will then lapse.

38.6 Experian UK Approved Sharesave Plan

38.6.1 Outline

The UK Approved Sharesave Plan is an all-employee plan under which employees may be invited to apply for options to acquire Experian Shares. The number of shares over which the option is granted is determined by the amount which the employee commits to save under a savings contract. The UK Approved Sharesave Plan will be approved by HM Revenue & Customs.

38.6.2 Eligibility

All Experian Executive Directors and employees of Experian Group and any participating subsidiaries are eligible to participate in the UK Approved Sharesave Plan if they have been employed by Experian for a qualifying period (which will not normally exceed one year). Other employees may be invited to participate on a discretionary basis.

38.6.3 Grant and exercise of options

The option price must not be less than 80% of the market value of an Experian Share, calculated as either the price on the business day before the date of invitation or the date specified in the invitation or the average price over the three previous business days. The savings contract may run over a period of three or five years and must not permit savings of more than (currently) £250 per month.

Options are normally exercisable during the six months after the end of the savings contract.

38.6.4 Leaving employment

Options will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or disability, retirement, redundancy or the sale of the employing company or business, or in the event of a change in control of Experian Group, options immediately become exercisable to the extent of the related savings. Options will remain exercisable for six months and then lapse.

38.6.5 Employees outside the UK

Experian Group is proposing to establish similar plans for employees outside the UK, including a North America Qualified Employee Share Purchase Plan. These plans will be

based on the UK Approved Sharesave Plan but modified to take account of local tax, exchange control and securities laws.

38.7 Experian UK Approved All-Employee Plan

38.7.1 Outline

The UK Approved All-Employee Plan operates through a UK resident trust. It allows employees to be awarded free Experian Shares and to use savings deducted from salary to buy shares, on the basis that the shares are held in trust. It will be approved by HM Revenue & Customs.

Employees will be awarded free shares under the UK Approved All-Employee Plan on a one-off basis shortly after Admission. There is no current intention to operate the plan subsequently.

38.7.2 Eligibility

All Experian Executive Directors and employees of Experian Group and any participating subsidiaries may participate in the plan, subject to a qualifying period of service which must not be more than 18 months. When the plan is operated, all eligible employees must be invited to participate.

38.7.3 Free shares

The maximum value of free shares which may be awarded to employees is £3,000 each year ("**free shares**"). Free shares must be offered to all eligible employees on the same terms, but the number of free shares awarded can vary by reference to the eligible employee's remuneration, or other criteria. Participants may not generally withdraw free shares from the plan for three years and will suffer income tax and national insurance charges if they withdraw them within five years of the award date.

38.7.4 Partnership shares

The plan allows eligible employees to be offered the opportunity to purchase shares using money deducted from their pre-tax salary ("**partnership shares**"). The amount deducted must not exceed £1,500 (or 10% of salary, if lower) in any tax year. Partnership shares can be withdrawn from the plan at any time, but income tax and national insurance charges will apply if they are withdrawn within five years of the purchase date.

38.7.5 Matching shares

The plan provides that where employees acquire partnership shares, they may be awarded additional free shares ("**matching shares**") on the basis of a maximum of two matching shares from the plan for one partnership share. Employees may not generally withdraw the matching shares for three years, and will suffer income tax and national insurance charges if they withdraw them within five years of the award date.

38.7.6 Leaving employment

Experian Shares allocated to a participant whose employment terminates must be withdrawn from the plan immediately. Shares will be forfeited where employment ceases before the third anniversary of the award date unless the participant leaves by reason of death, injury, disability, redundancy, retirement or the sale of the business or subsidiary for which the participant works. Charges to income tax and national insurance will apply unless the participant leaves for a reason set out above or the shares have been retained in the plan for at least five years.

38.8 Experian Free Shares Plan

38.8.1 Outline

The Free Shares Plan gives participants the right to receive free shares having a value of up to 5% of salary, subject to continued employment.

Employees will be awarded free shares under the Free Shares Plan on a one-off basis shortly after Admission. There is no current intention to operate the plan subsequently.

38.8.2 Eligibility

Awards may be made to employees of Experian.

38.8.3 Grant and vesting of awards

The value of shares which may be awarded to a participant in respect of any year will be up to a maximum of 5% of his gross basic salary at the time of award. Awards of free shares under the UK Approved All-Employee Plan will be taken into account for the purposes of this limit. There will be no performance conditions.

Awards will vest at the end of the specified vesting period, which will be at least three years, subject to continued employment.

38.8.4 Leaving employment

Awards will normally lapse when the participant ceases to be employed. However, if employment ends because of ill health, injury or permanent disability, death, retirement at the normal retirement date or earlier by agreement with the company, redundancy, the sale of the employing company or business (other than a change of control) or for other reasons specifically allowed by the Experian Committee, the award will vest immediately.

38.8.5 Change of control, merger or other reorganisation

If there is a takeover, scheme of arrangement, merger or other corporate reorganisation, participants may be required, or may be allowed, to exchange their awards for equivalent awards in the acquiring company.

39 Pensions

Experian employees participate in the pension arrangements provided by GUS. For further details please see paragraph 8 above.

40 Material Contracts

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of Experian within two years immediately preceding the date of this document and which are, or may be, material or which have been entered into at any time by members of Experian and which contain any provision under which any member of Experian has any obligation or entitlement which is, or may be, material to Experian as at the date of this document:

40.1 the Experian 5-year Facility Agreement dated 12 July 2006 between, *inter alios*, ABN AMRO Bank N.V., Bank of America, N.A., Barclays Bank PLC, Bayerische Landesbank, London Branch, BNP Paribas, London Branch, Calyon, Citibank, N.A., Fortis S.A./N.V., ING Bank N.V., London Branch, JP Morgan Chase Bank, N.A., Société Générale, The Bank of Tokyo — Mitsubishi UFJ, Ltd, The Royal Bank of Scotland plc and UBS Limited as original lenders and Lloyds TSB Bank plc as lender and as agent and GUS as borrower, details of which are set out in paragraph 41 below;

40.2 the Experian 364-day Facility Agreement dated 12 July 2006 between, *inter alios*, Barclays Bank PLC, BNP Paribas London Branch, Société Générale and The Royal Bank of Scotland plc as original lenders and Lloyds TSB Bank plc as lender and agent and GUS, details of which are set out in paragraph 41 below;

40.3 the Burberry demerger agreement dated 16 November 2005 between Burberry and GUS, details of which are set out in paragraph 10.1: "The Burberry Demerger Agreement" above;

40.4 the PriceGrabber.com acquisition:

On 23 November 2005, Experian Holdings Inc entered into an agreement with PriceGrabber.com, HLPC Holdings Inc., Te Hsang Shu Chu Lee and Dexil Inc., to acquire, through its wholly owned subsidiary EXP Holdings Inc, 100% of PriceGrabber.com LLC in a share acquisition for approximately US$485 million, which was completed on 12 December 2005. The sellers have indemnified Experian Holdings Inc against losses it may suffer as a result of breach of the representations and warranties contained in the agreement. An amount of US$30,875,000 has been placed in an escrow account until 30 June 2007 to fund any claims by Experian Holdings Inc against the sellers for such a breach; and

40.5 the LowerMyBills.com acquisition:

On 26 April 2005, Experian Holdings Inc entered into an agreement with LowerMyBills Inc to acquire an indirect interest of LowerMyBills Inc through its wholly owned subsidiary LIM Holdings Inc by the merger, in accordance with the General Corporation Law of the State of Delaware, of EVG Acquisition Corporation into LowerMyBills Inc, a wholly owned subsidiary of LIM Holdings Inc for a total purchase consideration of US$352,313,809 along with a performance related earn out of US$50 million. The acquisition was completed on 4 May 2005. The Directors believe a sufficient amount remains in an escrow account as security for losses relating to claims by Lending Tree that LowerMyBills.com infringed US patent no. 6,611,816 (further details of this are provided in paragraph 45.3 below and are referred to in Part X: "Experian Business Overview" of this document).

41 Banking Facilities

41.1 Experian 5-year Facility dated 12 July 2006

41.1.1 The Experian 5-year Facility

On 12 July 2006, GUS entered into a US$2,450,000,000 multi-currency revolving loan facility agreement (the "**Experian 5-year Facility**") with, *inter alios*, ABN AMRO Bank N.V., Bank of America, N.A., Barclays Bank PLC, Bayerische Landesbank, London Branch, BNP Paribas, London Branch, Calyon, Citibank, N.A., Fortis S.A./N.V., ING Bank N.V., London Branch, JP Morgan Chase Bank, N.A., Société Générale, The Bank of Tokyo — Mitsubishi UFJ, Ltd, The Royal Bank of Scotland plc and UBS Limited as original lenders and Lloyds TSB Bank plc as lender and as agent.

Prior to the Demerger, GUS is named in the Experian 5-year Facility as borrower and guarantor. Following the Demerger, Experian Group will accede to the Experian 5-year Facility as a borrower and a guarantor. In addition, GUS must remain as a guarantor while any amounts under the 2007, 2009 and 2013 notes and bonds remain outstanding. Nominated wholly owned subsidiaries of GUS or, following the Demerger, Experian Group, can accede as borrowers without the consent of the lenders. Other nominated subsidiaries can accede with the consent of the majority lenders.

41.1.2 Use of proceeds available under the Experian 5-year Facility

Under the terms of the Experian 5-year Facility, all amounts borrowed under the Experian 5-year Facility are to be used for general corporate purposes, including but not limited to the financing of acquisitions.

Funds will be available for drawdown from the date of the Experian 5-year Facility. The proceeds of the first drawing under the Experian 5-year Facility will be used to repay in full any amounts outstanding under the existing £800,000,000 syndicated facility to GUS described in paragraph 11.1 above.

41.1.3 Interest, fees and maturity

(i) Advances under the Experian 5-year Facility bear interest at a rate equal to the aggregate of the applicable LIBOR or, in relation to any loan in euros, EURIBOR, plus the applicable margin, plus mandatory costs. Interest is payable on the last day of each selected interest period (determined in accordance with the terms of the Experian 5-year Facility).

(ii) The applicable margin varies according to the ratio of consolidated net debt to Benchmark PBT (plus: (i) depreciation and amortisation (other than amortisation of acquisition intangibles); and (ii) consolidated net interest) (the "**Ratio**"). If the Ratio is:

(a) greater than 3.5:1, a margin of 0.55% shall apply;

(b) greater than 3:1 but less than or equal to 3.5:1, a margin of 0.40% shall apply;

(c) greater than 2.5:1 but less than or equal to 3:1, a margin of 0.325% shall apply;

(d) greater than 2:1 but less than or equal to 2.5:1, a margin of 0.275% shall apply;

(e) greater than 1.5:1 but less than or equal to 2:1, a margin of 0.25% shall apply; and

(f) less than or equal to 1.5:1, a margin of 0.20% shall apply.

Until delivery of the first compliance certificate under the Experian 5-year Facility, the margin shall be 0.25%.

(iii) A commitment fee is payable to the agent (for the account of each lender), calculated on a day to day basis at 30% of the relevant margin, payable on the available unused and uncancelled commitments under the Experian 5-year Facility.

(iv) A participation fee is payable to the agent (for the account of each lender), on each lender's initial commitment as follows:

(a) initial commitment of US$194,000,000, 0.175%; and

(b) initial commitment of less than US$194,000,000, 0.125%.

(v) A utilisation fee is payable to a lender (through the agent) whose participation in advances exceeds two thirds of the amount of its commitment, calculated at the

rate of 0.05% per annum on the amount by which that lender's participation exceeds two thirds of its commitment on that day.

(vi) Experian will be required to repay all outstanding amounts under the Experian 5-year Facility by no later than 12 July 2011, subject to the extension option. The extension option permits Experian Group to request a one year extension to the termination date. Each lender shall have sole discretion as to whether to grant an extension in respect of amounts owing to it. In the event that any lender or lenders agree to such an extension, Experian Group may request a further one year extension in respect of those lenders.

41.1.4 Guarantee

The Experian 5-year Facility is guaranteed irrevocably and unconditionally, jointly and severally, by GUS and (following its accession to the Experian 5-year Facility) by Experian Group. Any subsidiary of Experian Group may, at its option, become a guarantor at any time. Any guarantor (other than, prior to the Demerger (or following the Demerger whilst any amounts under the 2007, 2009 and 2013 notes and bonds remain outstanding), GUS or, following the Demerger, Experian Group), may, at its option, cease to be a guarantor at any time, provided that there will then be compliance with the Prior Debt Restriction (as described in paragraph 41.1.5 below).

41.1.5 Covenants and restrictions

The Experian 5-year Facility includes a financial covenant that requires Experian Group to ensure that the ratio of Benchmark PBT plus consolidated net interest to consolidated net interest equals or exceeds 3:1.

The Experian 5-year Facility contains a covenant (the "**Prior Debt Restriction**") that restricts borrowings of Experian such that:

(i) all secured Borrowings (subject to certain carve-outs, including intra-group borrowings) by Experian and/or any of its subsidiaries must not at any time exceed 10% of the total assets of Experian; and

(ii) total secured and unsecured Borrowings of Experian Group's subsidiaries (other than intra-group or under the Experian 5-year Facility) must not at any time exceed 20% of the total assets of Experian.

The Experian 5-year Facility includes certain other positive and restrictive covenants and, in particular, places restrictions on Experian Group and its subsidiaries with regards to their ability, *inter alia*, to change the general nature of the business of Experian or make certain acquisitions.

The financial covenants are calculated and interpreted on a consolidated basis in accordance with IFRS.

41.1.6 Prepayment and cancellation

Each lender is entitled to cancel its commitments and declare its participation in all outstanding amounts immediately due and payable if a change of control occurs in Experian Group or if it becomes unlawful for a lender to fund or participate in any loan.

Experian Group may voluntarily prepay outstanding loans subject to certain restrictions and to payment of accrued interest and any breakage costs.

41.1.7 Events of default

The Experian 5-year Facility contains certain customary events of default, the occurrence of which will allow the lenders to accelerate outstanding loans and terminate their commitments, whereupon all amounts outstanding under the Experian 5-year Facility (including accrued interest and all other amounts accrued thereunder) would become immediately due and payable. Events of default include, *inter alia*, non-payment of any outstanding amounts, breach of the financial covenant, breach of any other provisions of the Experian 5-year Facility (subject to a grace period to remedy), misrepresentation (subject to a grace period to remedy), cross-acceleration in respect of financial indebtedness of an obligor or material subsidiary, various insolvency events, cessation of business by an obligor, and any borrower or guarantor ceasing to be a wholly owned subsidiary.

41.2 Experian 364-day Facility dated 12 July 2006

41.2.1 The Experian 364-day Facility

On 12 July 2006, GUS entered into a £650,000,000 multi-currency revolving loan facility agreement (the "**Experian 364-day Facility**") with, *inter alios*, Barclays Bank PLC, BNP Paribas, London Branch, Société Générale and The Royal Bank of Scotland plc as original lenders and Lloyds TSB Bank plc as lender and as agent. Except as described in paragraphs 41.2.2 to 41.2.4 below, the Experian 364-day Facility (including, for the avoidance of doubt, its provisions on the guarantee, covenants and restrictions, and events of default) is on the same terms as the Experian 5-year Facility.

41.2.2 Use of proceeds available under the Experian 364-day Facility

Under the terms of the Experian 364-day Facility, £350,000,000 is to be used to enable GUS to repay the 2013 Notes. The remainder is to be used for general corporate purposes, including but not limited to the financing of acquisitions.

Funds will be available from the date of the Experian 364-day Facility.

41.2.3 Interest, fees and maturity

(i) The applicable margin varies according to the ratio of consolidated net debt to Benchmark PBT (plus: (i) depreciation and amortisation (other than amortisation of acquisition intangibles); and (ii) consolidated net interest) (the "**Ratio**"). If the Ratio is:

(a) greater than 3.5:1, a margin of 0.50% shall apply;

(b) equal to or less than 3.5:1 but greater than 3:1, a margin of 0.375% shall apply;

(c) greater than 2.5:1 but less than or equal to 3:1, a margin of 0.30% shall apply;

(d) greater than 2:1 but less than or equal to 2.5:1, a margin of 0.25% shall apply;

(e) greater than 1.5:1 but less than or equal to 2:1, a margin of 0.20% shall apply; and

(f) less than or equal to 1.5:1, a margin of 0.175% shall apply.

Until delivery of the first compliance certificate under the Experian 364-day Facility, the margin shall be 0.20%.

(ii) A commitment fee is payable to the agent (for the account of each lender), calculated on a day to day basis at 25% of the relevant margin, payable on the available unused and uncancelled commitments under the Experian 364-day Facility.

(iii) A participation fee is payable to the agent (for the account of each lender) as follows:

(a) at signing, 0.05%;

(b) at the earlier of: (i) first drawing; and (ii) 30 days after the Demerger, 0.025%; and

(c) at 365 days after signing, 0.025%, of each lender's outstanding commitment at the relevant date.

(iv) Experian Group will be required to repay all outstanding amounts under the Experian 364-day Facility by no later than 12 July 2008.

41.2.4 Prepayment and cancellation

Each lender is entitled to cancel its commitments and declare its participation in all outstanding amounts immediately due and payable if a change of control occurs in Experian Group or if it becomes unlawful for a lender to fund or participate in any loan.

The Experian 364-day Facility is required to be repaid and cancelled in the amounts set out below in the event that any of the following occurs:

(i) if the holders of the 2013 Notes issued by GUS formally accept that the Demerger will not constitute an event of default under the terms of the 2013 Notes, £350,000,000; or

(ii) if the proposed equity issue by Experian Group is successful, Experian Group will be required to prepay and cancel up to £300,000,000 of the Experian 364-day Facility.

Experian Group may voluntarily prepay outstanding loans subject to certain restrictions and to payment of accrued interest and any breakage costs.

42 Principal Investments

Further details of Experian's main investments in other undertakings over the three financial years ended 31 March 2006 and during the current financial year are described in more detail in paragraphs 43 and 48 below and Part X: "Experian Business Overview" of this document.

43 Properties

As at 30 June 2006, the property portfolio of Experian comprises 68 sites in the United States of America (including South America) and 129 sites in the rest of the world, including the United Kingdom. The portfolio is a mixture of freehold and leasehold properties, with leases being for terms which vary in length from a matter of months through to many years (the longest expiring in 3004). Experian Limited's occupation of its principal places of business in Nottingham, England is based on inter-company tenancy agreements which are determinable by either the landlord or the tenant on three months previous written notice.

No property accounts for 10% or more of Experian's annual turnover. Details of the principal places of business of Experian are as follows:

Address	Tenure	Expiry of Term	Experian entity (Lessee/Owner)
Talbot House, Nottingham, England	Freehold	—	Chatsworth Investments Limited
Riverleen House, Nottingham, England	Freehold	—	Chatsworth Investments Limited
Embankment House, Nottingham, England	Freehold and Leasehold	4 May 2123	Chatsworth Investments Limited
Landmark House, Nottingham, England	Freehold	—	Chatsworth Investments Limited
George West House, London, England	Freehold	—	QAS Systems Limited
Fairham House, Nottingham, England	Freehold		Chatsworth Investments Limited
Units 1 and 8 Highlands Court, Solihull, England	Leasehold	20 December 2007	FootFall Limited
Seabank House, Southport, England	Leasehold	7 December 3004	Chatsworth Investments Limited
Allen, Texas, USA	Leasehold	15 October 2010	Experian Information Solutions Inc
McKinney, Texas, USA	Freehold	—	Experian Information Solutions Inc
Schaumburg, Illinois, USA	Freehold	—	Experian Marketing Solutions, Inc
Schaumburg, Illinois, USA	Freehold	—	Experian Information Solutions Inc
Irvine, California, USA	Leasehold	28 February 2010	Consumer Info.com, Inc
Part 2nd Floor, 2401 Colorado Ave, Santa Monica, California, USA	Leasehold	25 October 2006	LowerMyBills.com, Inc
Suite A—120, 2401 Colorado Ave, Santa Monica, California, USA	Leasehold	30 September 2006	Experian Information Solutions Inc
Costa Mesa, California, USA	Leasehold	31 December 2007	Experian Information Solutions Inc
Costa Mesa, California, USA	Leasehold	29 February 2044	Experian Information Solutions Inc

44 Experian Related Party Transactions and Other Arrangements

The related party transactions for the purposes of the standards adopted according to Commission Regulation (EC) No. 1606/2002 which Experian has entered into during the period covered by the three years ended 31 March 2006 are set out in note 31 of Section B (IFRS) of Part XIII: "Experian Historical Financial

Information" and note 23 of Section D (UK GAAP) of Part XIII: "Experian Historical Financial Information" of this document.

45 Litigation

As stated in paragraph 13 above, no member of Experian is, or has been, involved in, nor, so far as the GUS Directors are aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on Experian's financial position or profitability.

Due to the nature of Experian's business in the US, Experian has been involved in various litigation matters, including under US consumer protection and privacy laws. Experian has observed over the past decade an increase in general consumer litigation related to privacy and credit information that it attributes to greater focus of plaintiffs' attorneys on privacy issues, together with increased consumer awareness, media coverage of identity theft and data breach concerns. In the US, a portion of this litigation takes the form of class action lawsuits in which plaintiffs attempt to bring suit on behalf of themselves and others similarly situated. Such litigation can result in the aggregation of individual claims of all similarly situated persons if the court certifies that the action is properly brought as a class action under the applicable rules.

Historically, Experian has been successful in obtaining dismissal or denial of class certification in all but one of the class action lawsuits brought against it. Experian settled the one case in which the class was certified for an amount that was not material to its financial position. There are no cases currently pending against Experian in which a class has been certified. Principally because the size and composition of a putative class are not determined until the class certification stage of a lawsuit, Experian cannot quantify the exact monetary exposure for the class actions currently pending against it, as classes have not yet been certified in any of those cases. In addition, Experian's past success in defending these lawsuits can be no guarantee of future success.

45.1 Pending Putative Class Actions in the US

45.1.1 *Browning* v *Yahoo! Inc. and Experian*

The plaintiff filed this class action lawsuit in federal court in San Jose, California on 14 April 2004, against Yahoo! Inc. ("**Yahoo**") on behalf of persons in the US who purchased credit related services from Yahoo beginning on approximately 1 September 2002 through to April 2004. An Experian subsidiary has agreed to defend and indemnify Yahoo under a licence agreement. The plaintiff alleges that Yahoo is a credit repair organisation under the Credit Repair Organizations Act ("**CROA**") and has violated CROA by placing an Experian service that offers to help improve a consumer's credit on its website. On 14 February 2006, the parties signed a class action settlement agreement covering both this matter and a separate case containing similar allegations in which class certification had been denied. The parties have filed a motion seeking preliminary approval of the settlement and the court is considering whether it will grant that preliminary approval. The proposed settlement terms include providing one free credit score product or two months' free credit monitoring product to class members who do not opt out of the class, currently estimated at 11 million members and payment of attorneys' fees to the plaintiff's counsel. The proposed settlement also includes a release of any CROA claims against all Experian entities and Internet partners from class members in each of the CROA matters. Based upon the terms of the proposed settlement, the estimated cost of implementation (if the proposed settlement receives final court approval) will not be material to Experian's financial position.

45.1.2 *Fresco* v *Experian et al.*

The plaintiff filed this class action lawsuit in state court in Florida in April 2003, alleging that numerous defendants, including Experian, improperly used drivers' licence information in violation of the Federal Driver's Privacy Protection Act ("**DPPA**"). The action was moved to federal court in May 2003. The plaintiff's proposed class includes the millions of licensed drivers in the state of Florida whose information had been obtained, disclosed, or used since 1 June 2000. In a separate litigation, the 11th Circuit Court of Appeals issued an opinion that should be controlling on the court in this case stating that a plaintiff does not have to prove the existence of actual damages to recover the US$2,500 liquidated damages under the DPPA but also held that the court retains discretion to determine if such damages are appropriate in any given case. The parties are conducting mediation pending the court's consideration of various motions including a motion to dismiss.

45.1.3 *Hernandez v Experian et al.*

The plaintiff filed this class action in federal court in San Jose, California on 3 October 2005 against Experian and some of its competitors. The plaintiff claims that Experian did not comply with the Fair Credit Reporting Act ("**FCRA**") in reporting the credit information for individuals who had debts discharged in bankruptcy by failing to confirm credit information regarding bankruptcy received by Experian from its furnishers with documents obtained directly from the bankruptcy courts. The plaintiff defines the proposed class as individual consumers in the US who had debts discharged in bankruptcy

and were the subject of credit reports published between October 2003 and October 2005 that did not accurately report the discharging of those debts. Experian filed an answer to the complaint on 21 December 2005. Due to its similarity to the *White* class action described below, the case was transferred to federal court in Orange County, California, on 28 April 2006.

45.1.4 *Levine* v *Experian et al.*

The plaintiff filed this class action lawsuit in federal court in Georgia on 10 May 2004. The plaintiff alleges that Experian and others violated the FCRA by providing credit information to other defendants for an improper purpose even after the plaintiff's accounts with the other defendants were closed. The plaintiff seeks certification of a nationwide class of individuals for whom Experian furnished credit information to its customers from 10 May 2002 to the present even though the individuals' credit files showed that their accounts with those customers had been closed. Experian made a motion to dismiss, which was granted. The appellate court subsequently reversed the trial court's dismissal and held that the issue of whether Experian knew or should have known an individual's account status with one of its customers was a factual issue, and not one to be determined at the pleading stage. The case is now proceeding towards pre-certification discovery.

45.1.5 *Standfacts/NCRA* v *Experian et al.*

The plaintiffs filed this class action antitrust lawsuit on 25 March 2004 against the three largest repositories of consumer credit information including Experian. The case is a consolidation of a claim filed in California federal court by resellers of consumer credit reports and a claim filed in California state court by a reseller trade association that was subsequently transferred to federal court. The plaintiffs in the consolidated class action allege that defendants monopolised the market and engaged in anti-competitive price squeezing, discriminatory pricing of commodities, improper coercion and unlawful business restrictions against downstream competing resellers. The plaintiffs define the proposed class as all persons or entities in the US who, between 22 March 2000 and 12 October 2004, purchased information from one of the defendants for the purposes of furnishing the information to a third party. Plaintiffs are seeking treble damages sustained as a result of anti-competitive behaviour as authorised by the antitrust laws. On the defendants' motion to dismiss, the court dismissed the monopolisation claim and the commodities claim but not the other claims. The parties are currently conducting discovery related to the remaining claims in anticipation of summary judgment motions.

45.1.6 *Kimberly Taylore* v *Experian Information Solutions, Inc. et al.*

The plaintiff filed this class action lawsuit on 20 May 2004 in California state court in San Francisco against five Experian entities. The plaintiff alleges that members of Experian engaged in unfair business practices and false advertising by misrepresenting and concealing material information in the marketing, advertising and sale of online credit reports and credit monitoring services. The class is defined as all consumers who signed up to a particular free credit report promotion during the four year period from 19 May 2000 to 20 May 2004. The complaint seeks restitution of all fees paid by class members. The parties are currently conducting class certification discovery.

45.1.7 *White* v *Experian*

The plaintiffs filed this class action in federal court in Orange County, California on 2 November 2005. The plaintiffs allege similar claims as in the *Hernandez* class action listed above that Experian has violated the FCRA by failing to obtain directly from court copies of bankruptcy schedules in which debtors list their credit accounts. The plaintiff claims that Experian cannot rely on furnishers' reporting of the bankruptcy and account information and must rely only on the bankruptcy court records. The plaintiff defines the class as all individuals who have had a credit report issued by Experian between 15 March 2002 and 2 November 2005 in which a listed debt had been discharged in bankruptcy. Experian filed an answer on 20 January 2006. In light of the transfer of the *Hernandez* case (see discussion above) to this same court and various notices of related cases that have been filed by the parties to these actions, the court is presently considering whether this case should be co-ordinated or consolidated with the *White* action and one other lawsuit pending before the court that involves substantially the same claims directed against a different credit reporting agency.

The order of presentation of the matters discussed below should not be construed as a ranking of cases according to importance, materiality or the relative merits of the cases. Experian believes that it has valid defences to each of these claims. With the exception of the *Browning* case, as to which it has preliminarily agreed to settlement, Experian intends to defend each of these cases vigorously. Experian is also currently a party to other putative class action and individual litigation claims which it also does not believe may have, or have had, during the 12 months preceding the date of this document a significant effect on the Continuing Group's financial position or profitability.

45.2 Regulatory Proceedings

In July 2002 the US Federal Trade Commission ("**FTC**") initiated a non-public inquiry into Experian's marketing practices of advertising "free" credit reports in connection with a free trial of a credit monitoring service. The inquiry focused on alleged failures to provide adequate disclosure of the offer to consumers. Experian and the FTC agreed to a consent decree on 28 June 2005. The terms of the agreement included website changes and advertising disclosures, as well as refunds for certain customers who purchased the credit monitoring product during a specific period and a redress payment to the FTC of $950,000. The agreement was approved by the FTC and, on 31 August 2005, the final judgment and order was entered by the US District Court for the Central District of California. The refund programme commenced on 30 September 2005, and is essentially completed. However, Experian is in discussion with the FTC about the agreement's requirements for broadcast advertising. It is not expected that this matter will result in the payment of material penalties or in any material changes to Experian's business practices.

45.3 LowerMyBills patent litigation

On 13 April 2005, Lending Tree LLC brought an action against LowerMyBills.com in the US Federal Court in Charlotte, North Carolina for infringement of US patent no. 6,611,816. The patent claims a method and computer network for co-ordinating a loan over the Internet. LowerMyBills.com denies the allegations and has counterclaimed for a declaration that the patent is invalid over prior art and is not infringed. The lawsuit is still in its preliminary stages. The parties have submitted claim construction briefs and discovery is ongoing. The Directors believe a sufficient amount remains in escrow as security for losses flowing from this litigation.

46 Working Capital

For further details of Experian's working capital position, see paragraph 14 above.

47 Significant Change

For further details of Experian's financial and trading position since 31 March 2006, see paragraph 15.

48 Subsidiaries and Other Interests

Following the Demerger, Experian Group will be the holding company of Experian. The following table shows the principal subsidiaries of Experian Group as they will be immediately following the Demerger, being those that Experian considers are likely to have a significant effect on the assessment of Experian Group's assets and liabilities, financial position or profits or losses. Such subsidiary undertakings (other than First American Real Estate Solutions LLC) are 100% owned, directly or indirectly:

Company name	Percentage of ownership	Principal activity	Registered office	Country of incorporation
GUS plc	100%	Holding Company	One Stanhope Gate London W1K 1AF	UK
ClarityBlue Limited	100%	Marketing Consultancy	Talbot House Talbot Street Nottingham NG80 1TH	UK
Experian Limited	100%	Software Consultancy and Supply	Talbot House Talbot Street Nottingham NG80 1TH	UK
QAS Limited	100%	Software Publishing	Talbot House Talbot Street Nottingham NG80 1TH	UK
Experian Holdings France S.A.	100%	Holding Company	8 Cours du Triangle Immeuble de l'Arche 92800 Puteaux France	France
Experian A/S	100%	Real Estate, Renting and Business Services	Glarmestervej 2 8600 Silkeborg Denmark	Denmark
Experian Holding A/S	100%	Holding Company	Glarmestervej 28600 Silkeborg Denmark	Denmark

Company name	Percentage of ownership	Principal activity	Registered office	Country of incorporation
CreditInform AS	100%	Business and Credit Information Provider	Sxrkedalsveien 10c PB 5275 Majorstua 0369 Oslo Norway	Norway
ConsumerInfo.com	100%	Credit Monitoring	1 City Blvd Suite 401 Orange California 92868 USA	USA
Experian Information Solutions Inc.	100%	Information Solutions	955 American Lane Schaumburg Illinois IL 60173 USA	USA
Experian Marketing Solutions Inc. .	100%	Marketing Consultancy	1209 Orange Street Wilmington Delaware 19801 USA	USA
Experian Services Corporation . . .	100%	Credit Reporting Services Provider	475 Anton Blvd. Costa Mesa California CA 92626 USA	USA
LowerMyBills.com	100%	Online mortgage lead generator	1209 Orange Street Wilmington Delaware 19801 USA	USA
PriceGrabber.com	100%	Online comparison shopping services provider	1209 Orange Street Wilmington Delaware 19801 USA	USA
First American Real Estate Solutions LLC	20%	Online automated property valuation provider	4 First American Way Santa Ana California 92707 USA	USA

49 Description of Experian ADRs, Experian ADSs and the Experian Deposit Agreement

49.1 Experian American Depositary Receipts

Should the Proposals be approved, Experian Group intends to enter into a Deposit Agreement with The Bank of New York, as depositary (**"Depositary"**) and the owners and holders of receipts to be issued thereunder (**"Experian Deposit Agreement"**). Pursuant to the Experian Deposit Agreement, the Depositary will execute and deliver American Depositary Shares (**"Experian ADSs"**) of Experian evidenced by American Depositary Receipts (**"Experian ADRs"**). Each Experian ADS will represent one Experian Share (or a right to receive one Experian Share) deposited with the principal London office of The Bank of New York, as custodian for the Depositary. Each Experian ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Depositary's corporate trust office at which the Experian ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York's principal executive office is located at One Wall Street, New York, New York 10286.

Experian ADSs may be held either: directly by having an Experian ADR registered in the Experian ADS holder's name, or indirectly through a broker or other financial institution. If Experian ADSs are held directly, such holders will be Experian ADR holders. This description assumes Experian ADSs are held directly. If Experian ADSs are held indirectly, such holders must rely on the procedures of their broker or other financial institution to assert the rights of Experian ADR holders described in this section. Such holders should consult with their broker or financial institution to find out what those procedures are.

Experian Group will not treat Experian ADR holders as Experian Shareholders and such holders will not have shareholder rights. The law of Jersey governs shareholder rights. The Depositary will be the holder of the Experian Shares underlying such holders' Experian ADSs. Experian ADR holders will have Experian ADR holder rights. The Experian Deposit Agreement will set out Experian ADR holder rights as well as the rights and obligations of the Depositary. New York law will govern the Experian Deposit Agreement and the Experian ADRs.

The following is a summary of the intended material provisions of the Experian Deposit Agreement. For more complete information, please read the entire Experian Deposit Agreement once executed, and the form of Experian ADR. To obtain a copy of either of these documents, contact the Depositary at +1-888-BNY-ADRS.

49.2 Dividends and Other Distributions

The Depositary will agree to pay to Experian ADR holders the cash dividends or other distributions it or the custodian receives on Experian Shares or other deposited securities, after deducting its fees if applicable. Experian ADR holders will receive these distributions in proportion to the number of Experian Shares their Experian ADSs represent.

Cash

The Depositary will convert any cash dividend or other cash distribution paid on the Experian Shares into US Dollars, if it can do so on a reasonable basis and can transfer the US Dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the Experian Deposit Agreement allows the Depositary to distribute the foreign currency only to those Experian ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the Experian ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See Part XVIII: "Taxation" of this document for more information on withholding taxes. It will distribute only whole US Dollars and cents and will round fractional cents to the nearest whole cent. **If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, Experian ADS holders may lose some or all of the value of the distribution.**

Shares

The Depositary may and shall, if requested by Experian Group, distribute additional Experian ADSs representing any Experian Shares distributed as a dividend or free distribution. The Depositary will only distribute whole Experian ADSs. It will sell Experian Shares which would require it to deliver a fractional Experian ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional Experian ADRs, the outstanding Experian ADSs will also represent the new Experian Shares.

Rights to purchase additional Experian Shares

If Experian Group offers Experian Shareholders any rights to subscribe for additional Experian Shares or any other rights, the Depositary, after consultation with Experian Group, may make these rights available to Experian ADR holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. **In that case, Experian ADR holders will receive no value for them.**

If the Depositary makes rights available to Experian ADR holders, it will exercise the rights and purchase the Experian Shares on their behalf. The Depositary will then deposit the Experian Shares and deliver Experian ADSs to the holders. It will only exercise rights if the exercise price is paid along with any other charges the rights require be paid.

US securities laws may restrict transfers and cancellation of the Experian ADSs represented by Experian Shares purchased upon exercise of rights. For example, Experian ADR holders may not be able to trade these Experian ADSs freely in the United States. In this case, the Depositary may deliver restricted depositary shares that have the same terms as the Experian ADRs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

The Depositary will send to Experian ADR holders anything else Experian Group distributes on deposited securities, including a distribution of any securities by Experian Group subject to repurchase, by any means it thinks is legal, fair and practical after consultation with Experian Group. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what was distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what was distributed, in which case Experian ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than Experian ADSs) to Experian ADR holders unless it receives satisfactory evidence from Experian Group that it is legal to make that distribution.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. Experian Group has no obligation to register ADSs, Experian Shares, rights or other securities under the Securities Act. It also has no obligation to take any other action to permit the distribution of ADRs, Experian Shares, rights or anything else to ADR holders. **This means that Experian ADR holders may not receive the distributions made on Experian Shares or any value for them if it is illegal or impractical to make them available.**

49.3 Deposit, Withdrawal and Cancellation

Issuance of ADSs

The Depositary will deliver Experian ADSs if Experian Shares or evidence of rights to receive Experian Shares are deposited with the custodian. Upon payment of its fees and expenses and of taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of Experian ADSs in the names requested and will deliver the Experian ADRs to or upon the order of the person or persons entitled thereto.

Cancellation of ADRs

Experian ADRs may be turned in at the Depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Experian Shares and any other deposited securities underlying the ADRs to such former Experian ADR holders or their designees at the office of the custodian. Or, upon request, risk and expense, the Depositary will deliver the Experian Shares and any other deposited securities at its corporate trust office, if feasible.

49.4 Voting Rights

The Depositary may be instructed to vote the Experian Shares, but only if Experian Group requests the Depositary to solicit Experian ADR holders' instructions. **Otherwise, Experian ADR holders will not be able to exercise the right to vote unless the Experian Shares are withdrawn. However, such holders may not know about the meeting enough in advance to withdraw the Experian Shares.**

If Experian Group asks for instructions from Experian ADR holders, the Depositary will notify such holders of the upcoming vote and arrange to deliver voting materials to Experian ADR holders. The materials will: (i) describe the matters to be voted on; and (ii) explain how Experian ADR holders may instruct the Depositary to vote the Experian Shares or other deposited securities underlying the Experian ADRs. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to the laws of Jersey and of Experian Group's Articles, to vote or to have its agents vote the Experian Shares or other deposited securities as instructed. The Depositary will only vote or attempt to vote as instructed or deemed instructed. If no instructions are received by the Depositary on or before the date established by the Depositary, the Depositary shall deem such Experian ADR holder to have instructed the Depositary to give a discretionary proxy to a person designated by Experian Group and the Depositary shall give a discretionary proxy to a person designated by Experian Group. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which Experian Group informs the Depositary (and Experian Group agrees to provide such information as promptly as practicable in writing) that: (i) Experian Group does not wish such proxy be given; (ii) substantial opposition exists; or (iii) such matter materially and adversely affects the rights of Experian Shareholders.

Experian Group cannot guarantee that voting materials will be received in time to ensure that the Depositary may be instructed to vote the Experian ADR holder's Experian Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. **This means that the Experian ADR holders may not be able to exercise the right to vote and there may be nothing an Experian ADR holder can do if their Experian Shares are not voted as requested.**

49.5 Fees and Expenses

Persons depositing or withdrawing Experian Shares must pay:	***For:***
US$5.00 (or less) per 100 Experian ADSs (or portion of 100 Experian ADSs)	■ Issuance of Experian ADSs, including issuances resulting from a distribution of Experian Shares or rights or other property ■ Cancellation of Experian ADSs for the purpose of withdrawal, including if the Experian Deposit Agreement terminates
US$1.50 (or less) per certificate	■ Transfer, combination or split-up of Experian ADRs
US$.02 (or less) per Experian ADS	■ Any cash distribution to Experian ADS holders
A fee equivalent to the fee that would be payable if securities distributed to Experian ADR holders had been Experian Shares and the Experian Shares had been deposited for issuance of Experian ADSs	■ Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to Experian ADR holders

Persons depositing or withdrawing Experian Shares must pay:	***For:***
Registration or transfer fees	■ Transfer and registration of Experian Shares on our share register to or from the name of the Depositary or its agent when Experian Shares are deposited or withdrawn
Expenses of the Depositary	■ Cable, telex and facsimile transmissions (when expressly provided in the Experian Deposit Agreement) ■ converting foreign currency to US Dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any Experian ADR or Experian Share underlying an Experian ADR, for example, stock transfer taxes, stamp duty or withholding taxes	■ As necessary

49.6 Payment of Taxes

Experian ADR holders will be responsible for any taxes or other governmental charges payable on their Experian ADRs or on the deposited securities underlying their Experian ADRs. The Depositary may refuse to transfer, split-up or combine their Experian ADRs or allow the withdrawal of the deposited securities underlying their Experian ADRs until such taxes or other charges are paid. It may apply payments owed to Experian ADR holders or sell deposited securities represented by their Experian ADRs to pay any taxes owed, and Experian ADR holders will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Experian ADRs to reflect the sale and pay any proceeds, or send any property to Experian ADR holders, remaining after it has paid the taxes.

49.7 Reclassifications, Recapitalisations and Mergers

If Experian Group:	*Then:*
■ Changes the nominal or par value of Experian Shares ■ Reclassifies, splits up or consolidates any of the deposited securities ■ Distributes securities on the Experian Shares that are not distributed to Experian ADS holders ■ Recapitalises, reorganises, merges, liquidates, sells all or substantially all of its assets, or takes any similar action	Any securities received by the Depositary will become deposited securities. Each Experian ADS will automatically represent its equal share of the new deposited securities. The Depositary may, and will upon request by Experian Group, distribute some or all of the cash, Experian Shares or other securities it received. It may also deliver new Experian ADRs or request Experian ADR holders to surrender outstanding Experian ADRs in exchange for new Experian ADRs identifying the new deposited securities.

49.8 Amendment and Termination

Experian Group may agree with the Depositary to amend the Experian Deposit Agreement and the Experian ADRs without consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Experian ADS holders, it will not become effective for outstanding Experian ADRs until 30 days after the Depositary notifies Experian ADR holders of the amendment. **At the time an amendment becomes effective, Experian ADR holders are considered, by continuing to hold their Experian ADSs, to agree to the amendment and to be bound by the Experian ADRs and the Experian Deposit Agreement as amended.**

The Depositary will terminate the Experian Deposit Agreement at Experian Group's direction by mailing notice of termination to the Experian ADR holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the Experian Deposit Agreement by mailing notice of termination to Experian Group and the Experian ADR holders then outstanding if at any time 90 days shall have expired after the Depositary shall have delivered to Experian Group a written notice of its election to resign and a successor Depositary shall not have been appointed and accepted its appointment.

After termination, the Depositary and its agents will do the following under the Experian Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver Experian Shares and other deposited securities upon cancellation of Experian

ADRs. One year after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Experian Deposit Agreement for the *pro rata* benefit of the Experian ADR holders that have not surrendered their Experian ADRs. It will not invest the money and has no liability for interest. The Depositary's only obligations will be to account for the money and other cash. After termination, Experian Group's only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary previously agreed upon by Experian Group.

49.9 Limitations on Obligations and Liability

The Experian Deposit Agreement expressly limits Experian Group's obligations and the obligations of the Depositary. It also limits Experian Group's liability and the liability of the Depositary. Experian Group and the Depositary:

- are only obliged to take the actions specifically set forth in the Experian Deposit Agreement without negligence or bad faith;
- are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the Experian Deposit Agreement;
- are not liable if either exercises discretion permitted under the Experian Deposit Agreement;
- have no obligation to become involved in a lawsuit or other proceeding related to the Experian ADRs or the Experian Deposit Agreement on behalf of any Experian ADR holder or on behalf of any other party which may involve Experian Group in expense or liability, unless indemnity reasonably satisfactory to Experian Group against such expense or liability shall be furnished as often as required. The custodian will not have any obligation whatsoever with respect to such proceedings; and
- may rely upon any documents believed in good faith to be genuine and to have been signed or presented by the proper party.

In the Experian Deposit Agreement, Experian Group and the Depositary agree to indemnify each other under certain circumstances.

49.10 Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of an Experian ADR, make a distribution on an Experian ADR, or permit withdrawal of Experian Shares, the Depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Experian Shares or other deposited securities;
- satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
- compliance with regulations it may establish, from time to time, consistent with the Experian Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver Experian ADRs or register transfers of Experian ADRs generally when the transfer books of the Depositary or Experian Group's transfer books are closed or at any time if the Depositary or Experian Group thinks it advisable to do so.

49.11 Experian ADR holders' Right to Receive the Shares Underlying their Experian ADRs

Experian ADR holders have the right to cancel their Experian ADRs and withdraw the underlying Experian Shares at any time except:

- When temporary delays arise because: (i) the Depositary has closed its transfer books or Experian Group has closed its transfer books; (ii) the transfer of Experian Shares is blocked to permit voting at a shareholder meeting; or (iii) Experian Group is paying a dividend on Experian Shares.
- When Experian ADR holders seeking to withdraw Experian Shares owe money to pay fees, taxes and similar charges.
- When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Experian ADRs or to the withdrawal of Experian Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Experian Deposit Agreement.

49.12 Pre-release of Experian ADRs

The Experian Deposit Agreement permits the Depositary to deliver Experian ADRs before deposit of the underlying Experian Shares. This is called a pre-release of the Experian ADRs. The Depositary

may also deliver Experian Shares upon cancellation of pre-released Experian ADRs (even if the Experian ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Experian Shares are delivered to the Depositary. The Depositary may receive Experian ADRs instead of Experian Shares to close out a pre-release. The Depositary may pre-release Experian ADRs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the Experian Shares or Experian ADRs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (iii) the Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the Depositary will limit the number of Experian ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Section D: Miscellaneous

50 Regulation

Within ARG there are three FSA regulated entities in the UK. Those entities are: (i) Whiteaway Laidlaw Bank Limited; (ii) ARG Insurance Services Limited; and (iii) All Counties Insurance Co Limited. Within Experian there are two FSA regulated entities in the UK. Those entities are: (i) Motorfile Limited; and (ii) Vehicle Mileage Check Limited.

The regulated entities are principally regulated by the FSA. Under the Financial Services and Markets Act 2000 ("**FSMA**"), the FSA is the single regulator for the whole UK Financial Services Industry.

50.1 Introduction—FSMA

A firm wishing to carry out one or more of the activities falling within the scope of the FSMA, known as "regulated activities", must be authorised by the FSA to carry on these activities unless it is exempt from the need for authorisation.

In order to authorise a firm to carry out regulated activities, the FSA must be satisfied that the firm satisfies a number of threshold conditions as set out in the FSA Rules ("**FSA Rules**"). These general rules relate to the following matters: (i) high level principles of business; (ii) money laundering regulations; (iii) systems and controls; (iv) personal account dealing; (v) general compliance; (iv) training and competence; (vii) complaints handling; (viii) conduct of business rules, which relate to such matters as classification of customers, restrictions on advertising and marketing, terms of business, suitability of products, requirements to issue confirmation or statements and rules about customers orders; (ix) the Mortgages: Conduct of Business rules and the Insurance: Conduct of Business rules, which relate to such matters as: restrictions on advertising and marketing, advising and selling standards, disclosure, and responsible lending; (x) regulatory capital rules, which require the firms to among other things hold a minimum amount of capital as safeguard to cover risks; and (xi) certain reporting and notification rules as set out in the Supervisory Manual of the FSA Handbook. Additionally, the FSA also has a number of rules governing the firm's senior management arrangements, systems and controls. In broad terms, these require the appointment of one or more members of senior management (normally, the chief executive) to take responsibility for: (i) the apportionment of significant responsibilities among directors and senior executives so that it is clear who has responsibility for the different areas of firm's business; and (ii) overseeing the establishment and maintenance of systems and controls which are appropriate to the particular business. The person with responsibility for these functions is required to be "approved" by the FSA under its approved persons regime.

If a breach of the FSA Rules occurs, the FSA has the power to take a wide range of disciplinary actions against regulated firms and any FSA approved persons, including the imposition of fines, the suspension or termination of the firm's authorisation or the removal of "approved persons" status from individual members of staff.

50.2 Licensed by the OFT

The OFT is responsible for the issue of licences under, and the superintendence of the working and enforcement of, the Consumer Credit Act 1974 ("**CCA**"), related consumer credit regulations and other consumer protection legislation. The OFT may review businesses and operations, provide guidelines to follow and take action when necessary. In addition to the requirements to obtain a licence, the CCA has very detailed compliance requirements in relation to the consumer credit/hire activities, for example: (i) the format, content and execution of the regulated consumer credit agreement and/or regulated consumer hire agreements and for the procedures to be taken by a lender when originating a regulated consumer credit agreement and/or consumer hire agreement; the provision of copies of the agreements and statements to the borrower; (ii) cancellation rights; (iii) early settlement rights, for example, a customer under a regulated consumer credit agreement has a statutory right to settle an agreement early; (iv) advertising; (v) non-status lending; (vi) debt collection activities; and (vii) credit referencing.

If breaches of consumer credit laws and regulations occur the OFT has the power to take a wide range of disciplinary action against firms including the imposition of fines, the suspension or termination of the firm's licence.

51 Consents

51.1 Merrill Lynch of Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

51.2 UBS of 1/2 Finsbury Avenue, London EC2M 2PP has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

51.3 PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH is a member firm of the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion of its Accountant's reports in Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document and of its reports on the unaudited pro forma financial information in Part XVI: "Pro Forma Financial Information" of this document, in the form and context in which they appear.

51.4 JPMorgan Cazenove Limited of 20 Moorgate, London EC2R GDA has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

52 Miscellaneous

52.1 No application is currently intended to be made for the ARG Shares or Experian Shares to be admitted to listing or dealt with on any exchange other than the London Stock Exchange.

52.2 Save as described in Part XV: "The Income Access Share Arrangements" of this document which describes the arrangements for Experian Shareholders to elect to receive dividends pursuant to the IAS rather than from Experian Group, there are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

53 Documents on Display

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the registered office of GUS and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ up to and including the date of the Extraordinary General Meeting and at the place of the Extraordinary General Meeting for 15 minutes before and during the meeting:

53.1 the Memorandum and Articles of Association of GUS;

53.2 the audited consolidated financial statements of GUS for the years ended 31 March 2004, 31 March 2005 and 31 March 2006;

53.3 the Accountant's Report by PricewaterhouseCoopers LLP on the combined financial information of ARG for the years ended 31 March 2005 and 31 March 2006 set out in Section B (IFRS) of Part IX: "ARG Historical Financial Information" of this document;

53.4 the Accountant's Report by PricewaterhouseCoopers LLP on the combined financial information of ARG for the years ended 31 March 2004 and 31 March 2005 set out in Section D (UK GAAP) of Part IX: "ARG Historical Financial Information" of this document;

53.5 the Accountant's Report by PricewaterhouseCoopers LLP on the combined financial information of Experian for the years ended 31 March 2005 and 31 March 2006 set out Section B (IFRS) of Part XIII: "Experian Historical Financial Information" of this document;

53.6 the Accountant's Report by PricewaterhouseCoopers LLP on the combined financial information of Experian for the years ended 31 March 2004 and 31 March 2005 set out in Section D (UK GAAP) of Part XIII: "Experian Historical Financial Information" of this document;

53.7 the Accountant's Report by PricewaterhouseCoopers LLP on the Pro Forma financial information of the Continuing Group set out in Part XVI: "Pro Forma Financial Information" of this document;

53.8 the Accountant's Report by PricewaterhouseCoopers LLP on the Pro Forma financial information of ARG set out in Part XVI: "Pro Forma Financial Information" of this document;

53.9 the combined financial information for ARG on the basis of IFRS for the years ended 31 March 2005 and 31 March 2006;

53.10 the combined financial information for ARG on the basis of UK GAAP for the years ended 31 March 2004 and 31 March 2005;

53.11 the combined financial information for Experian on the basis of IFRS for the years ended 31 March 2005 and 31 March 2006;

53.12 the combined financial information for Experian on the basis of UK GAAP for the years ended 31 March 2004 and 31 March 2005;

53.13 a draft of the IAS Trust Deed;

53.14 a draft of the Demerger Agreement (which will be replaced with the signed agreement in due course);

53.14 the letters of consent referred to in paragraph 51 above;

53.15 the Scheme;

53.16 the Directors' service contracts and letters of appointment referred to in paragraph 6 above;

53.17 the rules of the ARG Employee Share Plans and the Experian Employee Share Plans; and

53.18 this document.

Part XX: Definitions

The following definitions apply throughout this document other than in Part V: "The Scheme of Arrangement", Part IX: "ARG Historical Financial Information" and Part XIII: "Experian Historical Financial Information" of this document, which contain separate definitions set out and used in those Parts, unless the context requires otherwise:

Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2001 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
Admission or **Listing**	admission of the Experian Shares and/or the ARG Shares, as the case may be, to: (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
ADR Letter of Transmittal	the letter of transmittal delivered to certificated GUS ADR holders to enable them to transmit their certificated GUS ADRs to the Depositary
ADR Voting Instruction Card	voting card for use by holders of GUS ADRs to instruct the Depositary to vote the GUS Shares underlying such GUS ADRs at the Shareholder Meetings
Agent Institution	a bank, broker, nominee, custodian or financial institution acting on behalf of ADR holders with respect to DTC
ARG	those entities which operate the ARG Business from time to time
ARG All-Employee Plans	the ARG UK Approved Sharesave Plan and the ARG UK Approved All-Employee Plan
ARG Articles	the articles of association of ARG Holdings to be adopted on or prior to the Demerger
ARG Board	the board of directors of ARG Holdings as constituted from time to time
ARG Business	the business of ARG as described in Part VI: "ARG Business Overview" of this document
ARG Director	a member of the ARG Holdings Board
ARG Employee Share Plans	the ARG Executive Plans and the ARG All-Employee Plans
ARG Executive Directors	the executive directors of the ARG Board
ARG Executive Plans	the ARG Reinvestment Plan, the ARG Co-Investment Plan, the ARG Performance Share Plan and the ARG Share Option Plan
ARG Holdings	ARG Holdings (UK) plc, a public limited company incorporated in England and Wales with registered number 5863533
ARG Non-Executive Directors	the non-executive directors of the ARG Board
ARG Pension Scheme	Argos Pension Scheme
ARG Prospectus	the prospectus relating to ARG to be published in due course after the Shareholder Meetings
ARG Reduction of Capital	the proposed reduction of capital of ARG Holdings under section 135 of the Companies Act described in Part III: "Explanatory Statement" of this document
ARG Senior Management	the senior management of ARG, being Paul Loft and Sara Weller
ARG Share Cash Value	the US Dollar proceeds of the sale by the Depositary of one ARG Share (less fees, expenses and applicable withholding taxes, if any) as further described in paragraph 13 of Part III: "Explanatory Statement" of this document
ARG Shareholder	a holder of ARG Shares
ARG Shares	ordinary shares in ARG Holdings
ARG Subscribers	the initial subscribers of ordinary shares in ARG Holdings being Iain Fenn and Nick Rumsby

ARG (UK) Limited	ARG (UK) Limited, a private limited company incorporated in England and Wales with registered number 5844516
ARG UK Reduction of Capital	the proposed reduction of capital of ARG (UK) Limited under section 135 of the Companies Act described in Part III: "Explanatory Statement" of this document
ARG UK Shares	ordinary shares in ARG (UK) Limited
Argos	Argos Limited, incorporated in England and Wales with registered number 1081551
Board or **GUS Board** or **GUS Directors**	the board of directors of GUS as constituted from time to time
Burberry	Burberry Group plc
Burberry Demerger	the demerger of GUS' remaining holdings of ordinary and preference shares in Burberry in December 2005
Burberry Group	Burberry and its subsidiaries
business day	a day on which London Stock Exchange is open for the transaction of business
certificated form	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form
Companies Act	the Companies Act 1985, as amended
Continuing Group	Experian Group and its subsidiary undertakings (excluding ARG), which following the implementation of the Proposals, will include GUS
Court	the High Court of Justice in England and Wales
Court Hearing	the hearing of the petition to sanction the Scheme
Court Meeting	the meeting of GUS Shareholders convened by order of the Court, notice of which is set out in Part XXII: "Notices of Meetings" of this document
Court Order(s)	the order of the Court sanctioning the Scheme and the order of the Court confirming the GUS Reducton of Capital or, where the context requires, either of them
CREST	the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations) in accordance with the CREST Regulations
CREST Regulations	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755) or the Companies (Uncertificated Securities) (Jersey) Order 1999 (as applicable)
CRESTCo	CRESTCo Limited
Datamonitor	the Datamonitor report on Credit & Charge Cards: Global Industry Guide
Demerger	the demerger of ARG from the Group as described in Part III: "Explanatory Statement" of this document to create two separate groups holding the ARG Business and the Experian Business, respectively
Demerger Agreement	the Demerger Agreement to be entered into between GUS, ARG Holdings and Experian Group prior to the Demerger as summarised in Part IV: "Proposed Demerger Agreement" of this document
Demerger Effective Time	the time at which the Demerger becomes effective, expected to be 10 October 2006
Deposit Agreement	the deposit agreement by and among the Depositary, GUS and the owners and holders of receipts issued thereunder, dated as of 9 December 1999
Depositary	The Bank of New York as depositary under the Deposit Agreement
ESOP Trust	the GUS plc ESOP Trust
Euromonitor	the Euromonitor report 2004 on The World Market for Financial Cards
Existing Shareholder Offer	the part of the Experian Offer which is to be made to existing GUS Shareholders on a pre-emptive basis as described in Part XIV: "Details of the Experian Offer" of this document
Experian	those entities which operate the Experian Business from time to time
Experian ADR	American Depositary Receipt, or where the context so requires, American Depositary Share, for one Experian Share

Experian ADS	American Depositary Share for one Experian Share
Experian All-Employee Plans	the Experian UK Approved Sharesave Plan, the Experian UK Approved All-Employee Plan and the Experian Free Shares Plan
Experian Articles	the articles of association of Experian Group to be adopted on or prior to the Scheme becoming effective
Experian Board	the board of directors of Experian Group as constituted from time to time
Experian Business	the business of Experian, as described in Part X: "Experian Business Overview" of this document
Experian Deposit Agreement	the Deposit Agreement intended to be entered into between the Depositary, Experian and the owners and holders from time to time of American Depositary Shares issued thereunder, and as may be evidenced by American Depositary Receipts
Experian Director	a member of the Experian Group Board
Experian Employee Share Plans	the Experian Executive Plans and the Experian All-Employee Plans
Experian Executive Directors	the executive directors of the Experian Board
Experian Executive Plans	the Experian Reinvestment Plans, the Experian Co-Investment Plan, the Experian North America Co-Investment Plan, the Experian Performance Share Plan and the Experian Share Option Plan
Experian Group	Experian Group Limited, a company incorporated in Jersey with registered number 93905
Experian Non-Executive Directors	the non-executive directors of the Experian Board
Experian Offer	the proposed offer of Experian Shares to existing GUS Shareholders and institutional investors, as described in Part XIV: "Details of the Experian Offer" of this document
Experian Prospectus	the prospectus relating to Experian to be published in due course after the Shareholder Meetings
Experian Reinvestment Plans	the Experian Reinvestment Plan and the Experian North America Reinvestment Plan
Experian Reduction of Capital	the proposed reduction of the capital of Experian Group under Article 61 of the Jersey Companies Law described in Part III: "Explanatory Statement" of this document
Experian Senior Management	the senior management of Experian, being John Saunders and Chris Callero
Experian Shareholder	a holder of Experian Shares
Experian Shares	ordinary shares in Experian Group
Experian Subscribers	the initial subscribers of Experian Group being Geoffrey Moore and Stephen Ranalow
Extraordinary General Meeting or **EGM**	the extraordinary general meeting of GUS Shareholders, notice of which is set out in Part XXII: "Notices of Meetings" of this document, and any adjournment of that meeting
EURIBOR	European Inter Bank Offered Rate
FSA	Financial Services Authority
Form of Proxy	the Blue Form of Proxy for use at the Court Meeting or the White Form of Proxy for use at the Extraordinary General Meeting as the context may require, and the notes thereon, and "Forms of Proxy" shall mean both of them
Frost	the Frost & Sullivan report 2005 on World Credit and Debit Fraud
Group or the **GUS Group**	GUS and its subsidiary undertakings
GUS or the **Company**	GUS plc, a public company incorporated in England and Wales with registered number 146575
GUS ADR	American Depositary Receipt for one GUS Share
GUS Articles	the articles of association of GUS
GUS Charitable Trust	GUS Charitable Trust (registered charity number 1066511)

GUS Co-Investment Plans	the GUS Co-Investment Plan and the GUS North America Co-Investment Plan
GUS Deferred Share	the GUS Share that is to be reclassified as a deferred share and issued to Experian Group prior to the Scheme Effective Date
GUS Director or **Director**	a member of the Board
GUS Distribution *in specie*	the proposed distribution *in specie* of fully paid shares in ARG (UK) Limited to Experian Group (or its nominees) as described in Part III: "Explanatory Statement" of this document
GUS Employee Share Plans	the GUS Co-Investment Plans, the GUS Performance Share Plan, the GUS Executive Option Plans and the GUS Sharesave Plans
GUS Executive Directors	the executive directors of the GUS Board
GUS Executive Option Plans	the GUS 1998 Approved Executive Share Option Scheme, the GUS 1998 Non-Approved Executive Share Option Scheme and the GUS North America Executive Stock Option Plan 2000
GUS Medical Trust	the trust known as The GUS Medical Plan constituted by a declaration of trust dated 21 March 2002 between (1) GUS as sponsor and (2) GUS Medical Plan Limited as trustee, as amended by a deed of amendment made between the same parties dated 9 November 2005
GUS Non-Executive Directors	the non-executive directors of the GUS Board
GUS Option Plans	the GUS Executive Option Plans and the GUS Sharesave Plans
GUS Pension Plan	GUS plc Money Purchase Pension Plan
GUS Pension Scheme	GUS plc Pension Scheme
GUS Reduction of Capital	the reduction of the share capital of GUS provided for by the Scheme
GUS Resolutions	the resolutions set out in the notice convening the Extraordinary General Meeting
GUS Scheme Shares	(i) the GUS Shares in issue at the date of the Scheme; (ii) any GUS Shares issued after the date of the Scheme and before the Voting Record Time; and (iii) any GUS Shares issued at or after the Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case excluding the GUS Deferred Share
GUS Shareholder or **Shareholder**	a holder of GUS Shares
GUS Sharesave Plans	the GUS Savings-Related Share Option Scheme, the GUS Savings-Related Share Option Scheme (Ireland), the GUS International Savings-Related Share Option Scheme, the GUS North America Qualified Employee Stock Purchase Plan and the Experian Plan d'Epargne d'Entreprise de Groupe
GUS Shares	ordinary shares of 29$\frac{3}{43}$ pence each in GUS
Hampden Group Limited	Hampden Group Limited, incorporated in Northern Ireland with registered number NI 011639
Hampden Group Reduction of Capital	the proposed reduction of capital of Hampden Group Limited under article 145 of the Northern Ireland Companies Act cancelling and extinguishing the Hampden Group Reduction Shares, as described in Part III: "Explanatory Statement" of this document
Hampden Group Reduction Shares	ordinary shares of 10p each in the capital of Hampden Group Limited in issue at the date on which an office copy of the court order confirming the Hampden Group Reduction of Capital is delivered to the Registrar of Companies in Northern Ireland and is registered
Hampden Pension Scheme	Hampden Group PLC Pension Scheme
Homebase	Homebase Limited, incorporated in England and Wales with registered number 533033
IAS Trust	the English law trust which will hold the Income Access Share
IAS Trust Deed	the trust deed constituting the IAS Trust
IAS Trustee	the trustee of the IAS Trust

IDC Internet	the IDC Internet Commerce Market Model (Version 10.1) July 2005
Income Access Share	the income access share to be issued by GUS as described in more detail in Part XV: "The Income Access Share Arrangements" of this document
Income Access Share Election or **IAS Election**	an election made (or deemed to be made) by a shareholder of Experian Group to become a beneficiary of the IAS Trust
Intra-Group Transfer	the acquisition of Hampden Group Limited by Experian Group pursuant to Part II of the Scheme, the Hampden Group Reduction of Capital and the GUS Distribution *in specie*
Ireland	the Republic of Ireland
IRS	the Internal Revenue Service
Jersey	the Island of Jersey and its dependencies
Jersey Companies Law	the Companies (Jersey) Law 1991, as amended
Jersey Court	the Royal Court of Jersey
Jersey Registrar of Companies	the Jersey Registrar of Companies
LIBOR	London Inter Bank Offered Rate
Listing Rules	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time
London Stock Exchange	the London Stock Exchange or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange
Merrill Lynch	Merrill Lynch International
New Investor Offer	the part of the Experian Offer which is to be made to institutional investors as described in Part XIV: "Details of the Experian Offer" of this document
Northern Ireland Companies Act	Companies (Northern Ireland) Order 1986 (as amended)
Northern Ireland Court	Her Majesty's High Court of Justice in Northern Ireland
Northern Ireland Registrar of Companies	the registrar of companies in Northern Ireland
Offer Price	the offer price of Experian Shares under the Experian Offer
Official List	the Official List of the FSA
OFT	the Office of Fair Trading
OFT Statement of Principles	the Statement of Principles, dated 6 April 2006 and issued by the OFT, dealing with default charges
Pre-Demerger Reorganisation	the intra-group reorganisation of the ARG Business and the Experian Business to be completed prior to the Demerger as described in Part III: "Explanatory Statement" of this document
Proposals	the Proposals described in Part III: "Explanatory Statement" of this document and to be voted on at the EGM as set out in the GUS Resolutions to approve the Scheme, the Demerger, the Experian Reduction of Capital, the ARG Reduction of Capital, the Experian Offer, entry into the Demerger Agreement, the ARG Executive Plans, the ARG All-Employee Plans, the Experian Executive Plans and the Experian All-Employee Plans
Prospectuses	the ARG Prospectus and the Experian Prospectus
Reductions of Capital	the GUS Reduction of Capital, the Hampden Group Reduction of Capital, the ARG UK Reduction of Capital, the Experian Reduction of Capital and the ARG Reduction of Capital
Registrar of Companies	the registrar of companies in England and Wales
Registrar	Lloyds TSB Registrars
RoHS Directive	the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive

Scheme	the scheme of arrangement under section 425 of the Companies Act 1985 set out in Part V: "The Scheme of Arrangement" of this document in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by GUS, Experian Group, Hampden Group Limited, ARG (UK) Limited and ARG Holdings. GUS will not agree to any material amendment to the Scheme without seeking the approval of GUS Shareholders
Scheme Effective Date	the date on which the Scheme becomes effective in accordance with clause 11.1 of the Scheme
Scheme Effective Time	the time at which the Scheme becomes effective, expected to be shortly after 4.30 p.m. on 6 October 2006
Scheme Record Time	4.30 p.m. on the Scheme Effective Date
Scheme Shareholder	a holder of Scheme Shares in issue at the Scheme Record Time
SEC	the United States Securities and Exchange Commission
Shareholder Helpline	a helpline set up by GUS to assist shareholders in understanding the matters raised in this document, details of which are set out in paragraph 18 of the Chairman's letter in Part I of this document
Shareholder Meetings	the Court Meeting and the Extraordinary General Meeting
Special Resolutions	the resolutions numbered 1 and 2 set out in the notice convening the Extraordinary General Meeting
subsidiary undertaking	has the meaning ascribed to it in the Companies Act
UBS or **UBS Investment Bank**	UBS Limited
UK or **United Kingdom**	the United Kingdom of Great Britain and Northern Ireland
Underwriters	the underwriters of the Experian Offer, who are expected to be Merrill Lynch, UBS and JPMorgan Cazenove Limited
Underwriting Agreement	the underwriting agreement to be entered into in respect of the Experian Offer
US or **United States**	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
US Securities Act	the US Securities Act of 1933, as amended
US Securities Exchange Act	the US Securities Exchange Act of 1934, as amended
uncertificated form	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST by virtue of the Crest Regulations
WEEE Directive	the Waste Electrical and Electronic Equipment Directive

Part XXI: Glossary

The following terms appear in the text of this document and are explained below:

Section A: ARG

APR	Annual Percentage Rate
Argos Direct	Argos' home delivery infrastructure, which is also now used by Homebase
Argos Extra	a larger Argos catalogue that is now available in all Argos stores; there are currently about 3,700 Argos Extra products out of the total 17,200 products in the catalogue; the Argos Extra products are stocked-in at around 200 of Argos' larger stores with the option to order-in at the remaining Argos stores
Check & Reserve	the collective term for Argos' services that allow customers to remotely check stock availability and reserve goods online or over the phone for later collection in store
DIY	the do-it-yourself market encompassing building and decorating products and related tools and equipment
DIY shed market	GfK defined market that covers the DIY superstores, largely B&Q, Homebase, Wickes and Focus
EDR	European Data & Research, market research agency
FLA	the principal representative of the asset, consumer and motor finance sector in the UK
Furniture Extra	80 page catalogue covering Homebase's furniture offering
general merchandise	the market consisting of the jewellery, toys, sports and leisure equipment, small domestic appliances, consumer electronics and large domestic appliances product markets
GfK	Gesellschaft für Konsumforschung, Germany's largest market research institute
GUS home shopping business	the traditional mail order clothing and home-related product catalogue businesses previously owned by GUS. These included brands such as Kays and Great Universal in the UK as well as businesses in Ireland, Sweden and Holland
high value	products with a transaction value considerably above the average. This would include kitchens, bathrooms, large items of furniture and consumer electronics such as large screen televisions
home enhancement	the market consisting of homewares, furniture, DIY, fitted kitchens and bathrooms, horticulture, garden furniture and outdoor living products
home improvement	the DIY and fitted kitchens and bathrooms market
IT	information technology
like-for-like sales growth	the change in sales from stores open for a full 52 weeks (on a rolling basis) and sales growth from all other channels, such as online or over the phone. Extended and/or refurbished stores within an existing location, including mezzanines will be classified as like-for-like sales growth
mezzanine	intermediate floor just above the ground floor
Mintel	a market research agency
multi-channel offering	offering customers a choice of order channel (stores, online, phone) and receipt channel (pick-up in-stores, home delivery)
NDC	National Distribution Centres
NPD	a market research agency
one man delivery	the delivery of small products requiring only one person to deliver
out-of-town	store locations typically on newer out of town retail park developments rather than on a traditional town centre high street or within a shopping centre

RDCs	Regional Distribution Centres
Spend and Save loyalty programme	Homebase's loyalty programme
stocked-in	products that are stocked in the store
two man delivery	the delivery of large, bulky items requiring two people to deliver
UK retail market	total retail spend (includes ARG's general merchandise and home enhancement markets as defined as well as other retail markets including food, clothing, health and beauty and entertainment goods)
Verdict	Verdict Research Limited, a market research agency

Section B: Experian

Affiliate Fuel provides online marketing opportunities in education in the US

application scoring (commercial or consumer) statistical modelling to predict the probability of a company or consumer being unable to repay a loan or debt

Autocheck database providing Internet-based access to information to investigate and assess a used vehicle's history

Baker Hill provides software to banks that lend to small and medium-sized enterprises that enables secure, browser-based infrastructure system to manage all client information across all lines of a commercial lending business

behavioural scoring (for customer management and marketing) statistical modelling used throughout a customer's lifecycle with a business which helps to assess performance and reassess a customer's suitability for additional products, based on their previous account payment history and credit behaviour, determining the most appropriate proposition to be made and the best medium

business credit bureau a credit bureau that holds financial and credit information on limited companies, sole traders, traders, partnerships and company directors

business process outsourcing services or transaction processing wide range of business processes providing the staffing, technology, systems, facilities and resources needed to support a full-service solution to organisations enabling clients to outsource, fully or partially, particular business functions such as cheque processing, payment card processing, electronic services and remittance processing

CheetahMail email delivery technology to help clients use multiple delivery channels to communicate with customers

ClarityBlue a database marketing solutions business that designs, builds and manages marketing database solutions for large organisations with millions of customers allowing these organisations to undertake multiple transactions on a daily basis and through different channels

ClassesUSA an online higher-education portal

consumer credit bureau a credit bureau that compiles public and personal financial information (e.g. credit account history) on private individuals which is used for credit checking purposes

ConsumerInfo.com a provider of online credit reports, scores and related information to consumers in the US

CreditExpert a provider of online credit reports, scores and related information to consumers in the UK

credit score a credit rating that represents an estimate of an individual's financial creditworthiness as calculated by a statistical model which can be used to predict future consumer behaviour

Detect a shared database in the US and the UK of previous credit applications, used by lenders to identify discrepancies in current applications that may be indicative of fraud

Direct Marketing Technologies a target marketing company specialising in high volume data hygiene and merge/purge processes

direct-to-consumer the provision by Experian of products and services directly to consumers as opposed to business clients

DMS Atos a provider of cheque processing services and business processing outsourcing services in France

Experian Consumer Direct Experian's direct-to-consumer operation, providing consumers with access to their complete credit history as well as email or text notices of any changes that have occurred to their credit reports

Fair and Accurate Credit Transactions Act (FACT Act) the FACT Act in the US allows consumers to get one free copy of their credit report annually. The law requires that Experian and other national credit reporting agencies work with the Federal Trade Commission to provide a single point of contact so consumers can get reports from all three national credit reporting agencies with a single telephone call or Internet request

First American Real Estate Solutions (FARES)	joint venture with First American Corporation, in which Experian has a 20% interest. Provides information required for real estate transactions (to mortgage lenders)
FootFall	provider of solutions for counting and analysing shoppers in retailers and shopping centres in the UK
FootFall Index	a representative tool to assess consumer shopping behaviour. The index monitors the changing pattern of shopper visits across the markets in response to events which impact on decisions to visit retail outlets
Hunter	a batch-based credit application fraud prevention solution that identifies fraudulent new accounts or claim applications by automatically checking new applications and claims against themselves, previous applications and claims, suspect information and known fraudulent data
Hunter II	next generation of Hunter
lead generation	Experian's Interactive business activity that connects consumers to businesses across the Internet. Experian is paid by businesses for each lead it generates
LowerMyBills.com	online mortgage lead generator in the US that provides consumers with comparative financial information on products such as mortgages and loans
marketing response scores	used to predict the likelihood of a consumer responding to a new offer of credit
Marketswitch	software that determines the right offer for the right customer through the right channel at the right time in order to maximise profit
MetaReward	Internet loyalty marketing company
Metromail Corporation	a target marketing company that provides information, data enhancement and processing services
Micromarketing	profiling tools to aid decision making through geographic, demographic, financial and behavioural information on consumers and build a picture of the target audience for a product, recognising the different motivations that lead different demographic segments to buy each variant of a brand
MOSAIC	a global network of segmentation that classifies people worldwide
National Business Database	database of business information for marketing purposes containing details on US and UK businesses
National Fraud Database	online database in the US of industry-wide confirmed fraud records used for combating fraud by comparing applicant data to fraud data
Nordic	Nordic Info Group AS, a consumer and business information company operating in Denmark and Norway
PriceGrabber.com	provider of online comparison shopping services in the US, recently extended into the UK, which connects online shoppers to merchants and also powers comparison shopping
QAS	global address management software systems which help clients capture, clean and enhance address data quickly and accurately
Scorex	a developer of credit scoring solutions, application processing and customer management software
Simmons Research	a provider of syndicated research information on what US consumers buy, where they shop, their attitudes and lifestyles and the media channels they use
SMS	short message service
Strategy Management	solution helping companies to make more decisions throughout the customer life cycle about whether to accept a new customer, extend the credit arrangements for an existing customer or target them with new products
Strategy Optimisation	solution which helps companies make decisions about each account in its portfolios to yield the highest profit and return on investment
Triple Advantage	provides consumers with daily monitoring of all three US national credit reporting companies' credit reports and sends text alerts via email or SMS mobile when critical changes are detected
Vente	a provider of online consumer research and permission-based marketing, helping to connect businesses with customers and prospects quickly, accurately and on time
vertical sector	an industry that serves the needs of a particular market

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
REGISTRAR SIMMONDS

No. 5133 of 2006

IN THE MATTER OF GUS PLC
and
IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an order dated 25 July 2006 made in the above matters the Court has directed a meeting to be convened of the holders of the ordinary shares of 29$\frac{3}{43}$ pence each in the capital of GUS plc (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of the GUS Scheme Shares (as defined in the said Scheme) and that such meeting will be held at the Millennium Hotel, Grosvenor Square, London W1K 2HP on 29 August 2006, at 10.30 a.m., at which place and time all holders of the said shares are requested to attend.

A copy of the said scheme of arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Shareholders entitled to attend and vote at the meeting may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue form of proxy for use at the said meeting is enclosed with this notice. Completion of the form of proxy will not prevent a holder of ordinary shares from attending and voting at the said meeting.

It is requested that forms appointing proxies be lodged with the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AS not less than 48 hours before the time appointed for the said meeting, but if forms are not so lodged they may be handed to the chairman at the meeting.

Shareholders entitled to attend and vote at the meeting may appoint a proxy electronically by logging on to www.sharevote.co.uk and entering the reference number, card ID and account number shown on their form of proxy. Full details of the procedure to be followed to appoint a proxy electronically are given on the website.

Shareholders entitled to attend and vote at the meeting who are members of CREST may appoint a proxy electronically by using the CREST electronic proxy appointment.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time shall be disregarded.

Holders of American Depositary Receipts ("ADRs") in GUS Shares must complete and return a voting instruction card provided by the ADR depositary to vote at the meeting. To attend and vote at the meeting in person, ADR holders must properly and timely surrender their ADRs and withdraw the underlying GUS Shares from the depositary in accordance with the terms of this deposit agreement.

By the said order, the Court has appointed Sir Victor Blank or, failing him, John Peace or, failing him, David Tyler, to act as chairman of the said meeting and has directed the chairman to report the result thereof to the Court.

The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated 26 July 2006

Linklaters
One Silk Street
London EC2Y 8HQ

Solicitors for the Company

NOTICE OF EXTRAORDINARY GENERAL MEETING
GUS PLC

(Registered in England and Wales No. 146575)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the Millennium Hotel, Grosvenor Square, London W1K 2HP on 29 August 2006 at 10.45 a.m. (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms a part (the "**Circular**")) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolutions 1 and 2 will be proposed as special resolutions and Resolutions 3 to 6 will be proposed as ordinary resolutions:

SPECIAL RESOLUTIONS

1 New Holding Company

THAT, subject to the passing of the resolution numbered 2 set out in the notice convening this meeting, the introduction of Experian Group Limited as the ultimate holding company of the Company and its subsidiaries as described in the Circular be approved and, in connection therewith:

1.1 for the purpose of giving effect to the Scheme of Arrangement dated 26 July 2006 between the Company and the holders of the GUS Scheme Shares (as defined in the said Scheme), a print of which has been produced to this meeting and for the purpose of identification signed by the chairman thereof, in its original form or subject to any modification, addition or condition approved or imposed by the Court (the "**Scheme**"):

1.1.1 the share capital of the Company be reduced by cancelling and extinguishing all of the GUS Scheme Shares; and

1.1.2 subject to and forthwith upon the said reduction of capital taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

(a) the authorised capital of the Company be increased to its former amount by the creation of such number of new Ordinary Shares of $29\frac{3}{43}$ pence each as shall be equal to the number of the GUS Scheme Shares cancelled pursuant to paragraph 1.1.1 above;

(b) the reserve arising in the books of account of the Company as a result of the reduction of capital referred to in paragraph 1.1.1 above be capitalised and applied in paying up in full at par the new Ordinary Shares created pursuant to paragraph (a) above, such Ordinary Shares to be allotted and issued credited as fully paid to Experian Group Limited and/or its nominee(s); and

(c) the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "**Act**") to allot the new Ordinary Shares referred to in paragraph (b) above, provided that: (1) the maximum aggregate nominal amount of shares which may be allotted under this authority shall be the aggregate nominal amount of the said new Ordinary Shares created pursuant to paragraph (a) above; (2) this authority shall expire on 31 December 2006; and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

1.2 with effect from the passing of this Resolution, the articles of association of the Company be altered by the inclusion of the following new article 137:

"SCHEME OF ARRANGEMENT

137.1 In this Article, the "**Scheme**" means the scheme of arrangement dated 26 July 2006, between the Company and the holders of the GUS Scheme Shares (as defined in the Scheme) under section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company, Experian Group Limited, Hampden Group Limited, ARG (UK) Limited and ARG Holdings (UK) plc ("**ARG Holdings**") and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

137.2 Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to Experian Group Limited ("**Experian Group**") or its nominee(s)) after the adoption of this Article and before the Scheme Record Time, such shares shall be issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

137.3 Subject to the Scheme becoming effective, if any Ordinary Shares are issued to any person (a "**New Member**") (other than under the Scheme or to Experian Group or its nominee(s)) on or after the Effective Date (the "**Post-Scheme Shares**"), they will be immediately transferred to Experian Group

(the "**Purchaser**") (or as it may direct) in consideration of and conditional on (subject as hereinafter provided) the Purchaser:

(i) allotting and issuing, or procuring the transfer of, such number of Experian Shares; and

(ii) procuring the allotment and issue, or transfer of, such number of ARG Shares

(such Experian Shares and ARG Shares, together, the "**Consideration Shares**") as that New Member would have been entitled to had each Post-Scheme Share been a GUS Scheme Share.

137.4 The Consideration Shares allotted and issued or transferred to a New Member pursuant to paragraph 137.3 of this Article shall be credited as fully paid and shall rank *pari passu* in all respects with all other Experian Shares and ARG Shares, as appropriate, in issue at that time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment or the Effective Date, whichever is later) and shall be subject to the Memorandum and Articles of Association of the Purchaser or ARG Holdings, as appropriate.

137.5 The number of Consideration Shares to be allotted and issued or transferred to a New Member pursuant to paragraph 137.3 of this Article may be adjusted by the Directors of the Company, in such manner as the auditors of the Company may determine on any reorganisation of or material alteration to the share capital of either the Company, the Purchaser or ARG Holdings effected after the close of business on the Effective Date. For the avoidance of doubt, the proposed reduction of capital of Experian Group referred to in Preliminary (G) to the Scheme and the proposed reduction of capital of ARG Holdings referred to in Preliminary (H) to the Scheme shall not give rise to any adjustment under this paragraph 137.5 and the New Members shall not be entitled to receive any benefit pursuant to such reductions of capital.

137.6 To give effect to any transfer required by paragraph 137.3 above, the Company may appoint any person as attorney for the New Member to transfer the Post-Scheme Shares to the Purchaser and/or its nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the Post-Scheme Shares in the Purchaser or its nominee(s) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as the Purchaser may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by the Purchaser. The attorney shall be empowered to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of the New Member (or any subsequent holder) in favour of the Purchaser and the Company may give a good receipt for the consideration for the Post-Scheme Shares and may register the Purchaser as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares."; and

1.3 with effect from the passing of this Resolution:

1.3.1 one authorised but unissued share of the Company be reclassified as a Deferred Share of 29 3/43p such Deferred Share to have the rights set out in the articles of association of the Company as amended pursuant to paragraph 1.3.2 below;

1.3.2 the articles of association of the Company be altered by the adoption and inclusion of the following new Article 138:

"138 The Deferred Share so designated by special resolution of the Company passed on the same date as the date of adoption of this Article shall have all the rights of an ordinary share as set out in these Articles, save that:

(i) the holder of the Deferred Share shall not be entitled to receive a dividend or other distribution or to have any other right to participate in the profits of the Company;

(ii) the holder of the Deferred Share shall have no right to attend or vote at any general meeting of the Company; and

(iii) on a return of capital or winding up of the Company, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up or credited as paid up on such shares, to repayment of the amounts paid up or credited as paid up on the Deferred Share, but shall have no further or other right to participate in the assets of the Company";

1.3.3 the Directors be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the said Deferred Share provided that: (1) this authority shall expire on 31 December 2006; and (2) this authority shall be in addition and without prejudice to any authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

1.3.4 pursuant to and during the period of the said authority the Directors be empowered to allot the said Deferred Share wholly for cash as if section 89(1) of the said Act did not apply to any such allotment.

2 Demerger

THAT, subject to the passing of the resolution numbered 1 set out in the notice convening this meeting, the Demerger (as defined in the Circular) be approved and the Directors (or any duly authorised committee of them) be authorised to carry the same into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith:

2.1 the Directors of the Company be and are hereby authorised to pay a dividend *in specie* in an amount equal to the book value of the Hampden Group Reduction Shares cancelled and extinguished pursuant to the Hampden Group Reduction of Capital to be satisfied by the issue of Hampden Group Shares to ARG (UK) Limited and the issue of ARG UK Shares to Experian Group pursuant to Part II of the Scheme (as all such terms are defined in the Scheme);

2.2 the proposed reduction of capital of Experian Group approved or to be approved by a special resolution of the shareholders of Experian Group to implement the Experian Reduction of Capital (as described in Part III: "Explanatory Statement" of the Circular) be approved;

2.3 the proposed reduction of capital of ARG Holdings approved or to be approved by a special resolution of the shareholders of ARG Holdings to implement the ARG Reduction of Capital (as described in Part III: "Explanatory Statement"of the Circular) be approved;

2.4 the proposed Experian Offer (as defined in the Circular) be approved and the Directors (or any duly authorised committee of them) be authorised to agree with Experian Group Limited the terms and size of such offer provided that any non-pre-emptive element of such offer is no greater than 5% of the issued share capital of Experian Group Limited following the Scheme (as defined in the Circular) becoming effective; and

2.5 entry into the Demerger Agreement (as defined in the Circular) be approved and the Directors (or any duly authorised committee of them) be authorised to carry the same into effect and to make such non-material amendments to the Demerger Agreement as they shall deem necessary or appropriate.

ORDINARY RESOLUTIONS

3 ARG Executive Plans

THAT, the rules of the ARG Executive Plans (as defined in the Circular), which are summarised in Part XIX: "Additional Information" of the Circular and are produced in draft to the meeting (and, for the purposes of identification, initialled by the Chairman), be approved and the directors of ARG Holdings (UK) plc be authorised to make such modifications to the ARG Executive Plans as they may consider appropriate with a view to obtaining the approval of HM Revenue & Customs (where required) or to take account of the requirements of the Financial Services Authority or to comply with best practice, to adopt the ARG Executive Plans (as so modified), to do all things appropriate to operate the ARG Executive Plans and to establish for the benefit of employees overseas further plans based on the ARG Executive Plans subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation provided that any ARG Shares made available under such further plans are treated as counting against any limits on overall participation in the ARG Executive Plans.

4 ARG All-Employee Plans

THAT, the rules of the ARG All-Employee Plans (as defined in the Circular), which are summarised in Part XIX: "Additional Information" of the Circular and are produced in draft to the meeting (and, for the purposes of identification, initialled by the Chairman), be approved and the directors of ARG Holdings (UK) plc be authorised to make such modifications to the ARG All-Employee Plans as they may consider appropriate with a view to obtaining the approval of HM Revenue & Customs (where required) or to take account of the requirements of the Financial Services Authority or to comply with best practice, to adopt the ARG All-Employee Plans (as so modified), to do all things appropriate to operate the ARG All-Employee Plans and to establish for the benefit of employees overseas further plans based on the ARG All-Employee Plans subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation provided that any ARG Shares made available under such further plans are treated as counting against any limits on overall participation in the ARG All-Employee Plans.

5 Experian Executive Plans

THAT, the rules of the Experian Executive Plans (as defined in the Circular), which are summarised in Part XIX: "Additional Information" of the Circular and are produced in draft to the meeting (and, for the purposes of identification, initialled by the Chairman), be approved and the directors of Experian Group Limited be authorised to make such modifications to the Experian Executive Plans as they may consider appropriate with a view to obtaining the approval of HM Revenue & Customs (where required) or to take account of the requirements of the Financial Services Authority or to comply with best practice, to adopt the Experian Executive Plans (as so modified), to do all things appropriate to operate the Experian Executive Plans and to establish for the benefit of employees overseas further plans based on the Experian Executive Plans subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation provided that any Experian Shares made available under such further plans are treated as counting against any limits on overall participation in the Experian Executive Plans.

6 Experian All-Employee Plans

THAT, the rules of the Experian All-Employee Plans (as defined in the Circular), which are summarised in Part XIX: "Additional Information" of the Circular and are produced in draft to the meeting (and, for the purposes of identification, initialled by the Chairman), be approved and the directors of Experian Group Limited be authorised to make such modifications to the Experian All-Employee Plans as they may consider appropriate with a view to obtaining the approval of HM Revenue & Customs (where required) or to take account of the requirements of the Financial Services Authority or to comply with best practice, to adopt the Experian All-Employee Plans (as so modified), to do all things appropriate to operate the Experian All-Employee Plans and to establish for the benefit of employees overseas further plans based on the Experian All-Employee Plans subject to such modifications as may be necessary or desirable to take account of overseas securities laws, exchange control and tax legislation provided that any Experian Shares made available under such further plans are treated as counting against any limits on overall participation in the Experian All-Employee Plans and that, in accordance with the requirements of the US Internal Revenue Code, the aggregate number of ordinary shares in Experian Group Limited ("**Experian Shares**") that may be issued to participants under all-employee tax qualified plans subject to Section 423 of the US Internal Revenue Code shall not exceed 34 million Experian Shares and the companies whose employees will be offered options to purchase Experian Shares shall be US subsidiaries of Experian Group Limited as designated from time to time by the directors of Experian Group Limited.

By order of the Board
Gordon Bentley
Company Secretary
26 July 2006

Registered office:
One Stanhope Gate
London W1K 1AF

Notes:

1. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those persons entered on the Register of Members of the Company as at 6.00 p.m. on 27 August 2006 shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register after 6.00 p.m. on 27 August 2006 shall be disregarded in determining the rights of any person to attend or vote at the Meeting. If the Meeting is adjourned to a time not more than 48 hours after the specified time applicable to the original Meeting, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned Meeting. If however, the Meeting is adjourned for a longer period then, to be so entitled, members must be entered on the Company's register of members at the time which is 48 hours before the time fixed for the adjourned Meeting or, if the Company gives notice of the adjourned Meeting, at the time specified in that notice.
2. You are entitled to appoint a proxy or proxies of your choice. A proxy need not be a member of the Company.
3. To be valid, an appointment of proxy must be returned using one of the following methods:
   - by sending the enclosed White Form of Proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or a certified copy of such power or authority) to the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AS;
   - by logging onto www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on the enclosed appointment of proxy (which, together, make up a unique 24-character reference number) and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them;
   - in the case of members who have registered for a Shareview portfolio with Lloyds TSB Registrars, by logging on to their portfolio at www.shareview.co.uk, clicking on "Company Meetings" and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or
   - in the case of CREST members, by utilising the CREST electronic proxy appointment,

   and in each case the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's Registrars not later than 48 hours before the time appointed for holding the Meeting.
4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in Note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
5. The appointment of a proxy does not preclude members entitled to attend and vote at the Meeting (or any adjournment of the Meeting) from doing so in person if they so wish.
6. Holders of American Depositary Receipts ("**ADRs**") representing GUS Shares must complete and return a voting instruction card provided by the ADR depositary to vote at the Meeting. To attend and vote at the Meeting in person, ADR holders must properly and timely surrender their ADRs and withdraw the underlying GUS Shares from the depositary in accordance with the terms of the deposit agreement.

GUS

Separation of ARG and Experian

This document introduces the proposals contained in the accompanying Circular.

Argos Retail Group   experian

Shareholder Helpline: Please call our Shareholder Helpline below if you have any queries after reading this information. The Helpline is available Monday to Friday, from 8.30 a.m. to 5.30 p.m. (UK time) on **Freephone** 0800 389 0306 if you are calling from within the United Kingdom (+44 1903 276342 from outside the United Kingdom). The Shareholder Helpline will be available until 17 November 2006. For legal reasons, this helpline will not provide advice on the merits of the proposals or give any legal, financial or taxation advice, for which you will need to consult your own adviser.

GUS

Chairman's letter

One Stanhope Gate
London W1K 1AF
United Kingdom
www.gusplc.com

26 July 2006

Dear Shareholder

Separation of ARG and Experian

The demerger of Argos Retail Group (ARG) and Experian is the final step in the GUS strategy of building successful businesses and enabling our shareholders to invest directly in their futures.

Over the past six years, we have focused the Group on high quality businesses in markets with above-average growth potential. We have established clear strategies for their long-term growth and supported these strategies with investment in operations, infrastructure, complementary acquisitions and talented people. In this way, we have created significant value for shareholders, amounting to over £8 billion since the year 2000.

Last December, we demerged our remaining stake in Burberry, which had become a leader in the international market for accessible luxury fashions and accessories. We felt that the time was right to enable GUS shareholders to benefit directly from the future growth potential of this fine business. Our two remaining businesses, ARG and Experian, are also now well positioned in their chosen markets. ARG is the UK's leading home and general merchandise retailer and Experian is a global leader in providing information solutions to business clients and consumers. The demerger of these businesses will enable all of GUS' existing shareholders to continue to participate in their future development.

The purpose of this letter is to introduce the proposals contained in the accompanying Circular. You should read the Circular before taking any decision. This letter is not a summary of the proposals and should not therefore be regarded as a substitute for reading the full document.

The demerger will be implemented by way of a 'scheme of arrangement'. This is a court-sanctioned process that is often used to effect demergers and other significant transactions. To implement the scheme, GUS shareholders will need to approve the proposals at two shareholder meetings, which will both take place on 29 August 2006.

It is proposed that two groups of companies be created, each with a new holding company. ARG Holdings (UK) plc (ARG Holdings) will be the holding company for the ARG businesses and Experian Group Limited (Experian Group) the holding company for the Experian business. ARG Holdings and Experian Group are expected to be separately listed on the London Stock Exchange. In formulating the proposals the directors have decided that Experian's corporate headquarters should be in Dublin. Experian's holding company will be incorporated in Jersey and will be tax resident in the Republic of Ireland. In order to preserve the tax treatment of dividends paid to shareholders in the UK, income access share arrangements will be put in place to allow shareholders to elect to receive dividends from a UK source.

As a result of the demerger, holders of GUS shares will receive one ARG share and one Experian share for each GUS share held. Holders of GUS American Depositary Receipts (ADRs) will receive one Experian ADR and the net proceeds of a sale of their *pro rata* entitlement to the ARG shares. Your shares in GUS will be cancelled.

It is also planned that, subject to market conditions, Experian Group will issue new shares immediately after the demerger. These are expected to be listed on the London Stock Exchange and will be offered to a combination of existing GUS shareholders and new investors. GUS shareholders, at the time of the offer, will be given the opportunity to purchase new shares on a *pro rata* basis. The issue of these new shares is expected to raise approximately £800 million for Experian Group.

ARG and Experian place great importance on equity participation as a means of aligning employees' and shareholders' interests and therefore the proposals also include plans to put in place new share plans for both ARG and Experian. These new plans to be operated by ARG and Experian on an ongoing basis after the demerger are similar to existing GUS plans.

Shareholder meetings

In order to implement the demerger, the approval of GUS shareholders will be required at both a court meeting and an extraordinary general meeting. A court meeting is one convened by the court for the purposes of approving the scheme of arrangement. The demerger is conditional on shareholder approval at both meetings.

Notices convening the shareholder meetings are set out in the attached Circular. These meetings will be held consecutively at the Millennium Hotel, Grosvenor Square, London W1K 2HP on Tuesday 29 August 2006. The court meeting will take place first at 10.30 a.m. and will be followed by the extraordinary general meeting at 10.45 a.m. or as soon thereafter as the court meeting shall have been concluded or adjourned.

At the court meeting, you will be asked to approve the scheme of arrangement that will, among other things, insert a new holding company, Experian Group, between GUS and GUS shareholders.

At the Extraordinary General Meeting you will be asked to approve:

- the steps necessary to implement the demerger;
- a series of capital reductions to effect the demerger and ensure the new companies have sufficient distributable reserves to operate efficiently in the foreseeable future;
- the proposed offer of Experian shares to raise additional capital; and
- the proposed ARG share schemes and Experian share schemes.

If you choose not to attend the shareholder meetings, we encourage you to vote by completing and returning the enclosed proxy forms. These need to be received by the Registrar by 10.30 a.m. on 27 August 2006. The Blue proxy form for the court meeting can also be handed to the Chairman of that meeting.

ADR holders need to return their voting instruction cards furnished by The Bank of New York, as depositary for the GUS ADR facility (the Depositary), no later than 22 August 2006 or need to withdraw the shares underlying their ADRs by no later than 14 August 2006 to vote (by proxy or in person respectively) at the meetings.

Before making any decision, please read the full details of the proposals set out in the accompanying Circular.

Smaller shareholders

We recognise that smaller GUS shareholders may not wish to retain shares in ARG Holdings and/or Experian Group. We are therefore offering a free share dealing facility at the time of the demerger to enable such shareholders, if they wish, to sell the shares they receive in ARG Holdings and/or Experian Group for cash. This facility is available to UK resident shareholders holding 800 or fewer GUS shares at the time the proposals are implemented. For the avoidance of doubt, this facility is not being made available to any persons in the United States and such shareholders and ADR holders are not eligible to participate due to compliance with the US federal securities laws.

Alternatively, shareholders may wish to consider donating their ARG shares and/or Experian shares to a GUS nominated registered charity.

The forms for using this free share sale arrangement will be sent to shareholders at the time of publication of the prospectuses for ARG Holdings and Experian Group. This is likely to take place in September.

Timing

The likely timetable of events is set out in the accompanying Circular. Although the timetable may be subject to change, it is expected that the last day of dealing in GUS Shares will be Friday 6 October and that the demerger will become effective on Tuesday 10 October. Trading in ARG and Experian shares is expected to start on Wednesday 11 October.

Shareholder Helpline

The pages following this letter aim to provide answers to some of the questions you may have about the proposals. If you have further questions, please telephone our Shareholder Helpline on **Freephone** 0800 389 0306 if you are calling from within the United Kingdom. Please telephone +44 1903 276342 if you are calling from outside the United Kingdom. The Shareholder Helpline is open between 8.30 a.m. and 5.30 p.m., Monday to Friday (UK time) and will be available until 17 November 2006. For legal reasons, this helpline will not provide advice on the merits of the proposals or give any legal, financial or taxation advice, for which you will need to consult your own adviser.

Yours sincerely,



Sir Victor Blank

Chairman

Note: This letter and the accompanying section entitled "Your questions answered" use definitions set out in the Circular unless otherwise defined.

Your questions answered

1 What is being proposed?

The separation of the existing Group into two new separately listed companies:

- Experian Group, which will own the Experian business.
- ARG Holdings, which will own Argos, Homebase and ARG Financial Services.

(This is referred to in the Circular as the "Demerger".)

An offer of shares by Experian Group, which is currently expected to raise approximately £800 million immediately after the Demerger.

2 Why are the ARG and Experian businesses being separated now?

In May 2004, your Board announced that it would review all strategic options over the following two years in order to create further value for shareholders. As a result of that review, we completed the demerger of GUS' interests in Burberry to GUS shareholders in December last year.

Earlier this year, your Board announced that it had decided to separate our two remaining businesses, ARG and Experian. The Board considers that the timing is now right for ARG and Experian to operate as independent businesses.

3 Why is Experian Group going to be incorporated in Jersey and tax resident in Ireland?

Experian is a global business, with the majority of its revenues generated outside the UK. In formulating the proposals the directors have looked for the most appropriate structure for Experian's future international growth and have decided that Experian's corporate headquarters should be in Dublin. Experian's holding company will be incorporated in Jersey and will be tax resident in the Republic of Ireland.

4 What will I receive as a result of the Demerger?

If the Demerger is approved and implemented, as a holder of GUS shares you will receive shares in both Experian Group and ARG Holdings in place of your existing GUS shares.

This will be on the following basis:

For every 1 GUS share → 1 Experian share + 1 ARG share

However, if you are a holder of GUS ADRs, you will receive one Experian ADR and the net proceeds of the sale by the Depositary of your entitlement to ARG shares for each GUS ADR you hold.

5 When will I receive my ARG and Experian share certificates and what do I do with my old GUS share certificate?

It is expected that your ARG and Experian share certificates will be despatched to you by 20 October 2006. Your old GUS share certificates will cease to be valid after the effective date of the scheme of arrangement, which is expected to be 6 October 2006, and should be destroyed upon receipt of your new ARG and Experian share certificates. GUS shareholders whose holdings are in CREST should read paragraph 12 of Part III: "Explanatory Statement" of the Circular.

6 Do I have to receive ARG and Experian shares or can I receive cash instead?

If the demerger proceeds, certain smaller GUS shareholders will have the opportunity to sell the ARG shares and/or the Experian shares they receive immediately after the Demerger for cash using a free share dealing service. To qualify, GUS shareholders must be resident in the United Kingdom and own 800 or fewer GUS shares at 4.30 p.m. on 6 October 2006. Alternatively, such GUS shareholders who are resident in the United Kingdom can elect to donate their ARG shares and/or Experian shares to a GUS nominated registered charity. Shareholders who do not make an election will be deemed to have elected to keep their new shares. For the avoidance of doubt, this facility is not available to shareholders in the United States or ADR holders wherever located.

7 Why is the shareholder dealing facility limited to UK shareholders holding 800 or fewer GUS shares?

We recognise that those GUS shareholders who will be receiving only small shareholdings in ARG Holdings and Experian Group may not wish to keep these new shares. The purpose of the facility is to provide these smaller shareholders with a simple and cost efficient way to deal in their ARG shares and/or Experian shares or to donate them to charity. The service is limited to UK residents for legal reasons.

8 Who is entitled to participate in the Demerger?

To participate in the Demerger, GUS shareholders need to be on the register of members of GUS at 4.30 p.m. on 6 October 2006.

Any transactions in GUS ordinary shares must therefore be recorded on the register of members of GUS held by the Registrar by that time.

With respect to holders of GUS ADRs, they must be on the ADR register at 4.30 p.m. (New York City time) on 6 October 2006.

9 Why do we need a 'scheme of arrangement'?

A scheme of arrangement is the most efficient way to carry out the Demerger and requires the approval of GUS shareholders and the court.

We are therefore seeking the approval of GUS shareholders for the scheme of arrangement (which requires a 75 per cent voting majority and a majority in the number of those who vote) and separately we will be presenting it to the court. If the relevant approvals are obtained, all GUS shareholders will be bound by the scheme of arrangement regardless of whether or how they voted. Further details of the scheme are set out in Part V: "The Scheme of Arrangement" of the Circular.

10 Do I need to vote?

For the court to be satisfied that the votes cast constitute a fair representation of the view of GUS shareholders, it is important that as many votes as possible are cast at the shareholder meetings. Your vote counts and you are encouraged to use it.

11 How do I vote?

As a GUS shareholder you have the right to attend, speak and vote at the shareholder meetings. If you do not wish to attend, or are unable to, you may appoint someone to act on your behalf and to vote in the event of a poll. The person you appoint is known as a "proxy". You will find two forms of proxy enclosed with the Circular - there are separate forms for the court meeting and extraordinary general meeting (described below).

Please complete, sign and return both of the forms of proxy so that the Registrar receives them at least 48 hours before the time appointed for each of the shareholder meetings. The Blue form of proxy for use at the court meeting may also be handed to the Chairman prior to the commencement of the meeting. Returning the forms of proxy will not prevent you from attending the meetings. Details on how you can return the forms are set out in paragraph 17 of Part I: "Letter from the Chairman of GUS plc" of the Circular and paragraph 16 of Part III: "Explanatory statement" of the Circular.

Electronic proxy appointment is also available. This facility enables shareholders to lodge their proxy appointment via a website. Full details of both methods are set out in notes to the notices of the shareholder meetings at the end of the accompanying Circular.

If you hold GUS ADRs you will receive a voting instruction card from the Depositary which will enable you to vote on the matters to be considered at the extraordinary general meeting and the court meeting. You must complete the ADR voting instruction card in accordance with the instructions provided by the Depositary and return the card to the Depositary no later than 22 August 2006.

If you hold GUS ADRs and you wish to attend and vote in person at either the extraordinary general meeting or the court meeting, you must present your GUS ADRs to the Depositary for cancellation and delivery of the underlying GUS Shares no later than 14 August 2006, so as to become a registered holder of GUS Shares as of the respective shareholder meeting's voting record time.

12 What happens if I do not return the proxy forms?

If you do not validly complete and return the proxy forms enclosed with the Circular within the requisite time and you do not attend the shareholder meetings in person, you will not have a vote in determining whether or not the demerger proposals are approved.

13 Will the Demerger trigger a tax liability for me?

The Demerger should not trigger a UK tax liability for shareholders, except where shareholders dispose of their shares in ARG Holdings or Experian Group (e.g. under the dealing facility referred to in Questions 6 and 7 above, or in other circumstances). Shareholders who are resident for tax purposes in a jurisdiction other than the UK may be subject to taxation as a result of the demerger. This is intended as a general guide only and anyone who is in any doubt as to their taxation position in respect of the demerger should obtain professional advice. Further information is contained in Part XVIII: "Taxation" of the Circular.

14 How will the Demerger affect my future dividend income?

Future dividends from ARG Holdings and Experian Group will depend on the circumstances at the time. However, GUS has said that Experian Group's dividend cover ratio will be at least three times and ARG's at least two times. This would result in a lower proportion of the combined profits of ARG Holdings and Experian Group being paid out than has been the case for GUS in recent years.

15 Will I still get a tax credit with my dividends?

Shareholders who have received a UK tax credit in respect of GUS dividends will continue to receive a UK tax credit in respect of dividends received from ARG Holdings. Shareholders who elect (or are deemed to elect) to receive dividends from Experian Group via the income access share referred to in Question 16 below will also continue to receive a UK tax credit in respect of such dividends.

16 What is the income access share and should I elect to receive my dividends from Experian Group using this structure?

In order to preserve the current tax treatment of dividends paid to GUS shareholders in the UK, the income access share arrangements will be put in place as part of the proposals. These are described in more detail in Part XV: "The Income Access Share Arrangements" of the Circular.

Shareholders who elect (or are deemed to elect) to receive their dividends from Experian Group via this arrangement will continue to receive their dividends from a UK source.

Shareholders who hold 50,000 or fewer Experian shares, unless they elect otherwise, will be deemed to have elected to receive their dividends in accordance with these arrangements.

The forms for electing to participate in the income access share arrangement will be sent to shareholders with the Experian Prospectus in due course. No action on this is needed now.

17 My dividends are paid directly into my bank account. Do I need to change the existing instruction?

Your present bank mandate, unless revoked or amended, will be deemed to be valid for dividends in respect of your ARG and Experian shares. If you do not have an existing instruction, but want your dividends for either or both of your ARG and Experian shares to be paid directly into your bank or building society account, or if you want to change your present instruction, please call the Shareholder Helpline. They will send you the relevant form to complete. The Helpline is on **Freephone** 0800 389 0306 if you are calling from within the United Kingdom. Please telephone +44 1903 276342 if you are calling from outside the United Kingdom.
The Shareholder Helpline is open between 8.30 a.m. and 5.30 p.m. on Monday to Friday (UK time) and will be available until 17 November 2006. For legal reasons, this helpline will not provide advice on the merits of the proposals or give any legal, financial or taxation advice, for which you will need to consult your own adviser.

18 Experian Group will report in US dollars. How will this affect my investment/dividend?

Experian Group will report in US dollars because the majority of its profit comes from the US. It will also announce its dividends in US dollars. However, shareholders will continue to be paid dividends in pounds sterling, unless they elect otherwise. The amount of dividend received will be calculated on the basis of an exchange rate from US dollars to pounds sterling at the time the dividend is announced. Holders of Experian ADRs will receive any dividend payments through the Depositary or their Agent Institution in US dollars.

19 What if I hold my GUS shares in a GUS Employee Share Scheme?

Participants in GUS Employee Share Schemes will be written to separately. You should also read the section entitled GUS Employee Share Plans set out in Part XIX: "Additional Information" of the Circular.

20 What will happen to my shares if they are held in an ISA or PEP?

Both your ARG shares and your Experian shares will be eligible to be held in an ISA or PEP. If you currently hold your GUS shares in an ISA or PEP, then you will hold both your ARG shares and your Experian shares in such ISA or PEP following the demerger.

21 If I hold GUS ADRs, how will I be affected by the Demerger and the scheme of arrangement should they be approved?

If you are a GUS ADR holder, you will not receive ARG or Experian shares for your GUS ADRs following the scheme of arrangement. Instead, you will be entitled to receive one Experian ADR and the US Dollar proceeds of the sale by the Depositary of your *pro rata* entitlement to ARG shares (less fees, expenses and applicable withholding taxes, if any).

If you hold your GUS ADRs in certificated form, in order to receive your Experian ADRs and your *pro rata* share of the cash proceeds of the sale of ARG shares, you must return your existing GUS ADR certificates to the Depositary and complete an ADR letter of transmittal, which will be provided to you by the Depositary.

If you hold your GUS ADRs in book-entry form, your GUS ADRs will be exchanged for Experian ADRs and you will receive your *pro rata* share of the cash proceeds of the sale of ARG shares without the need for any further action by you.

22 What is the Experian Offer?

Subject to completion of the Demerger and certain other matters, Experian Group will issue new ordinary shares in order to raise new capital. The directors expect the Experian Offer to raise approximately £800 million. The Experian Offer is expected to be underwritten and will comprise a pre-emptive offer to existing GUS shareholders (excluding certain overseas shareholders, provided that overseas institutional investors will be eligible to participate where permitted) on a *pro rata* basis and an offer of up to 5% of Experian Group's share capital to institutional investors. The offer price and the number of Experian shares being issued will be determined by GUS, Experian Group and the underwriters. Further details of the Experian Offer are set out in Part XIV: "Details of the Experian Offer" of the Circular.

23 How can I get more information on the Demerger proposals?

Additional information on the Demerger is contained in the accompanying Circular. Information can also be obtained by calling the Shareholder Helpline on **Freephone** 0800 389 0306 if you are calling from within the United Kingdom. Please call +44 1903 276342 if you are calling from outside the United Kingdom. The Shareholder Helpline is open between 8.30 a.m. and 5.30 p.m. on Monday to Friday (UK time) and will be available until 17 November 2006. For legal reasons, this helpline will not provide advice on the merits of the proposals or give any legal, financial or taxation advice, for which you will need to consult your own adviser.

GUS

GUS plc

One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com

Argos Retail Group

489-499 Avebury Blvd
Saxon Gate West
Central Milton Keynes
MK9 2NW
United Kingdom
T +44 (0)1908 690333
F +44 (0)1908 692301
www.argos.co.uk
www.homebase.co.uk

Experian North America

475 Anton Blvd
Costa Mesa CA 92626
United States
T +1 714 830 7000
F +1 714 830 2449
www.experian.com

Experian International

Talbot House
Talbot Street
Nottingham NG80 1TH
United Kingdom
T +44 (0)115 941 0888
F +44 (0)115 934 4905
www.experian.com

RESPONSE LICENCE No.
SEA 7145

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6AS

7. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in Note 6 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8. The appointment of a proxy does not preclude members entitled to attend and vote at the Meeting (or any adjournment of the Meeting) from doing so in person if they so wish.

9. Holders of American Depositary Receipts ("ADRs") representing GUS shares must complete and return a voting instruction card provided by the ADR depositary to vote at the meeting. To attend and vote at the meeting in person, ADR holders must properly and timely withdraw their ADRs and obtain the underlying GUS shares from the depositary in accordance with the terms of the deposit agreement.

10. Capitalised terms used but not defined herein have the meanings given to them in the Circular, unless the context otherwise requires.

GUS plc Extraordinary General Meeting

Proxy Form

CANCELLED

Reference Number | Card ID | Account Number

I/We, the undersigned, whose full name(s) and address is/are set out above, being a member/members of the above-named Company, hereby appoint the Chairman of the Meeting or

(See Note 3)

as my/our proxy to attend and, on a poll, to vote or abstain from voting as indicated below (and at his/her discretion in respect of any other matters arising) at the Extraordinary General Meeting of the Company to be held on Tuesday, 29 August 2006 and at any adjournment thereof:

Resolutions

Resolution	For	Against	Vote Withheld
1: The insertion of Experian Group Limited as the new holding company of GUS and to assist this by making certain changes to the share capital of GUS, authorising the allotment of shares pursuant to the Scheme and making amendments to the GUS articles of association (to ensure that shares allotted after the Extraordinary General Meeting but before the Scheme Record Time are caught by the Scheme; and to ensure that, subject to the Scheme becoming effective, any shares issued by GUS after that time can be compulsorily acquired by the immediate holding company of GUS).			
2: The Demerger including the GUS Distribution *in specie*, the Experian Reduction of Capital, the ARG Reduction of Capital, the Experian Offer and the Demerger Agreement.			
3: The rules of the ARG Executive Plans.			
4: The rules of the ARG All-Employee Plans.			
5: The rules of the Experian Executive Plans.			
6: The rules of the Experian All-Employee Plans.			

Date | Signature(s)

0037-027-9

Admission card for the Extraordinary General Meeting convened for 29 August 2006 at 10.45 a.m.

If you will be attending the Extraordinary General Meeting to be held at the Millenium Hotel, Grosvenor Square, London W1K 2HP convened for 29 August 2006 at 10.45 a.m. please bring this card with you.

Notes to the appointment of a proxy

1. The text of the resolutions summarised above is set out in full in the Notice of Meeting for the Extraordinary General Meeting contained in the circular to shareholders (the **Circular**), which accompanies this Proxy Form.
2. Please indicate in the box provided how you wish your vote to be cast or withheld on a poll in respect of each of the Resolutions set out above; otherwise the proxy will vote or abstain at his/her discretion. If you are using this form, IT WOULD BE HELPFUL IF YOU COULD COMPLETE THE APPROPRIATE BOXES IN BLACK INK AS FOLLOWS: **X**
3. You are entitled to appoint a proxy or proxies of your choice. A proxy need not be a member of the Company. If you wish to appoint such a person, please delete the words "the Chairman of the Meeting", or initial the alteration (if you are using this form) and PRINT the name of the person you wish to appoint in the box provided.
4. Where the member is a corporation, this form must be executed as a deed or under seal or under the hand of an officer or other person duly authorised in writing.
5. In the case of joint holders, only one need sign this form, but the name(s) of the other joint holder(s) must be shown. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names of the holders appear in the Register of Members in respect of the joint holding.
6. To be valid, an appointment of proxy must be returned using one of the following methods:
   - by sending this White Form of Proxy (together, if appropriate, with the power of attorney or other written authority under which it is signed or a certified copy of such power or authority) to the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AS; or
   - by logging onto www.sharevote.co.uk, entering the Reference Number, Card ID and Account Number printed on this appointment of proxy (which, together, make up a unique 24-character reference number) and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or
   - in the case of members who have registered for a Shareview portfolio with Lloyds TSB Registrars, by logging onto their portfolio at www.shareview.co.uk, clicking on "Company Meetings" and following the online instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the online proxy appointment has been lodged with them; or
   - in the case of CREST members, by utilising the CREST electronic proxy appointment,

   and in each case the appointment of proxy (together with any relevant power/authority) must be received (or, in the case of the appointment of a proxy through CREST, retrieved by enquiry to CREST in the manner prescribed by CREST) by the Company's Registrars not later than 48 hours before the time appointed for holding the Meeting.

Please see over

Form of proxy for use at the Court Meeting to be held on 29 August 2006

CANCELLED

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF GUS PLC
AND
IN THE MATTER OF THE COMPANIES ACT 1985

Reference number

Card ID

Account number

To GUS plc (the "Company")
I/We, being (a) shareholder/shareholders of the Company, HEREBY APPOINT the Chairman of the meeting*

*Note: If you wish to appoint another person as your proxy, strike out the words "the Chairman of the meeting" and add the name of your proxy in the blank space provided and initial the alteration.

as my/our proxy to attend and vote for me/us at the Court meeting of the Company to be held at the Millenium Hotel, Grosvenor Square, London W1K 2HP on 29 August 2006 at 10.30 a.m., or at any adjournment or postponement thereof, for the purpose of considering and, if thought fit, approving (with or without modification) the proposed Scheme of Arrangement referred to in the notice convening the meeting (the "Scheme"). At such Court meeting, or any adjournment or postponement thereof, my/our proxy is to vote for me/us and in my/our name(s) for the Scheme (either with or without modification as my/our proxy may approve) or against the Scheme as indicated below.

FOR the Scheme
Signature

AGAINST the Scheme
Signature

IMPORTANT: If you wish to vote for the Scheme SIGN in the box marked "FOR". If you wish to vote against the Scheme SIGN in the box marked "AGAINST".

Date

0037-026-2

Admission card for the Court Meeting convened for 29 August 2006 at 10.30 a.m.

If you will be attending the Court Meeting to be held at the Millenium Hotel, Grosvenor Square, London W1K 2HP convened for 29 August 2006 at 10.30 a.m. please bring this card with you.

Notes to help you complete this Form of Proxy:

(1) Shareholders of the Company entitled to attend and vote at the meeting may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead.

(2) Completion of the form of proxy will not prevent a holder of ordinary shares from attending and voting at the meeting.

(3) It is requested that this Blue Form of Proxy (together with any power of attorney or authority under which it is signed, or a notarially certified copy of such power or authority) be lodged at the offices of the Company's Registrars, Lloyds TSB Registrars of The Causeway, Worthing BN99 6AS, not less than 48 hours before the time appointed for the meeting or, as the case may be, the adjourned or postponed meeting, but, if this Blue Form of Proxy is not so lodged, it may be handed to the Chairman at the meeting. If this Blue Form of Proxy is posted in the UK or the Channel Islands, there is no postage to pay. UK shareholders may, if they wish, return the Blue Form of Proxy in an envelope, free of charge, to: GUS plc, Lloyds TSB Registrars, Freepost SEA 7145, The Causeway, Worthing BN99 6AS. Shareholders posting the form of proxy from outside the UK or the Channel Islands should send it in an envelope to the address overleaf and pay the appropriate postage.

(4) Shareholders entitled to attend and vote at the meeting may appoint a proxy electronically by logging onto www.sharevote.co.uk. You will need your personal voting reference number (this is the series of 24 numbers printed under your name on the appointment form). Alternatively, if you have already registered with Lloyds TSB Registrars' on-line portfolio service, Shareview, you can submit your proxy form at www.shareview.co.uk (click on "Company Meetings"). Full instructions are given on both websites. The deadline for receipt of electronic proxies is 48 hours before the meeting or an adjourned meeting. Please note that any electronic communication found to contain a computer virus will not be accepted.

(5) Shareholders who are entitled to attend and vote at the meeting who are members of CREST may appoint a proxy or proxies electronically through the CREST electronic proxy appointment service using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the

Please see over.

CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(6) Entitlement to attend and vote at the meeting on any adjournment thereof and the numbers of votes which may be cast thereat will be detemined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time shall be disregarded.

(7) A shareholder which is a company (a corporation) and which wishes to be represented at the meeting by a person with authority to speak, vote on a show of hands and vote on a poll (a "corporate representative") must appoint such a person by resolution of its directors. A corporate representative has the same powers on behalf of the corporation he/she represents as that corporation could exercise if it were an individual member of the Company.

(8) In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

(9) Holders of American Depositary Receipts ("ADRs") representing GUS shares must complete and return a voting instruction card provided by the ADR depositary to vote at the meeting. To attend and vote at the meeting in person, ADR holders must properly and timely withdraw their ADRs and obtain the underlying GUS shares from the depositary in accordance with the terms of the deposit agreement.

(10) Any question relevant to the business of the meeting may be asked at the meeting by anyone permitted to speak at the meeting. You may alternatively submit your question in advance by way of letter addressed to the Company Secretary at the registered office.

RESPONSE LICENCE No.
SEA 7145

Lloyds TSB Registrars
The Causeway
Worthing
BN99 6AS

GUS

GUS plc

One Stanhope Gate
London W1K 1AF
United Kingdom
T +44 (0)20 7495 0070
F +44 (0)20 7495 1567
www.gusplc.com